Form 20-F
period 2024-12-31
SOUTHEAST AIRPORT GROUP
filed 2025-04-10
CIK 1123452

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2024

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

A majority of our revenues come from aeronautical services, and our principal source of aeronautical revenues is passenger charges. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate, collected by the airlines and paid to us. In 2023 and 2024, passenger charges represented 45.7% and 46.1% of our consolidated revenues, respectively.

Historically, Colombia has suffered internal armed conflicts with several non-state armed groups including the National Liberation Army (Ejército de Liberación Nacional or “ELN”) and the Revolutionary Armed Forces of Colombia (Fuerzas Armadas Revolucionarias de Colombia or “FARC”). These internal conflicts have recently escalated, particularly in the Colombian region known as “El Catatumbo”. While our overall business operations in Colombia are not typically impacted by these events, the regions in which some of our airports operate, including El Caraño airport, have been affected by the referred conflicts in the past. We cannot predict how and to what extent the ongoing internal armed conflicts in Colombia can impact our Colombian airports’ operations in the future.

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

On October 7, 2023, Hamas, a terrorist group in control of Gaza, carried out a surprise attack on Israeli cities and towns near the Gaza strip. Following this terrorist attack, Israel declared war on Hamas and other terrorist organizations in Gaza. Since then, the military conflict has been ongoing, and its length and outcome are highly unpredictable. Further escalation of this conflict could lead to significant market and other disruptions, which could have a material adverse effect on our business, financial position, results of operations and cash flows.

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

On September 20, 2022, Hurricane Fiona struck Puerto Rico, causing landslides, flooding and a total blackout by damaging the power transmission and distribution lines in Puerto Rico. While Hurricane Fiona did not cause significant damages to the LMM Airport, air travel was suspended starting September 17, 2022 at 10pm and reinstated on September 19, 2022. The hurricane brought approximately 30 inches of rain and damaged 50% of power transmission and distribution lines across Puerto Rico.

On July 2024, Hurricane Beryl struck the Yucatan Peninsula causing heavy rainfall and winds of up to 108 miles per hour. Air travel was suspended in the Cancun and Cozumel Airport on Thursday July 4, 2024 and reinstated on early morning of July 5, 2024. A total of 332 flights were cancelled and 76 flights were delayed. The hurricane did not cause substantial damages to our Cancun and Cozumel Airports.

On August 2024, Hurricane Ernesto struck Puerto Rico, causing serious floodings and blackouts due to damages in the power transmission and distribution lines. Air travel was suspended in the Luis Muñoz Marín International Airport, and while the hurricane did not cause substantial damage to the LMM Airport, 145 flights were canceled.

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

Due to the economic recovery from the COVID-19 pandemic in the countries in which we operate, the total passenger traffic in our airports recovered for 2024, increasing by 1.1% as compared to 2023. However, the full extent of the ongoing impact of COVID-19 on the Company’s longer-term operational and financial performance will depend on future developments, including those outside our control related to the introduction and spread of new variants of the virus which may be resistant to currently approved vaccines, passenger testing requirements, mask mandates or other restrictions on travel, all of which are highly uncertain and cannot be predicted.

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

The air travel industry, and consequently, our results of operations, are substantially influenced by economic conditions in Mexico, Colombia and the United States. In 2022, 2023 and 2024, 63.4%, 61.8% and 62.2%, respectively, of the international passengers in our Mexican airports arrived or departed on flights originating in or departing to the United States. 53.1%, 51.5% and 52.8% of our revenues from Mexican passenger charges in 2022, 2023 and 2024, respectively, were derived from charges imposed on international passengers. Similarly, in 2022, 2023 and 2024, 47.3%, 48.9% and 47.8%, respectively, of passengers in our Mexican airports traveled on Mexican domestic flights. In 2022, 2023 and 2024, 46.9%, 48.5%, and 47.2% respectively, of our revenues from Mexican passenger charges were derived from Mexican domestic passenger charges. When the economies of either the United States or Mexico are in recession, the number of international passengers in our Mexican airports that arrive or depart on flights originating in or departing to the United States have been adversely affected. Similarly, a recession of the Colombian economy could cause the number of Colombian domestic passengers in our Colombian airports to decline. In 2022, 2023, and 2024, 31.9%, 30.8%, and 31.9% respectively, of our revenues from Colombian passenger charges were derived from Colombian domestic passenger charges.

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

We cannot predict how economic conditions in the United States (including as a result of the change in the U.S administration) may develop in the future or how these conditions will affect tourism and travel decisions. See “Item 3. Key Information—Risk Factors— Risks Related to Mexico— The election of Mr. Donald J. Trump as President of the United States may create uncertainty for relations between Mexico and the United States, and could have a material adverse effect on our business, financial condition and results of operations. In addition, whether destinations served by our airports will be viewed as adequate substitutes for other tourist destinations depends on a number of factors, including the perceived violence and security, attractiveness, affordability and accessibility of Cancún, Cozumel and the Mayan Riviera as desirable vacation destinations. We are unable to control many of these factors and, therefore, we cannot assure you that this substitution effect would occur again if the United States were to experience another recession. Except for Cancún, among Mexican leisure travelers, destinations served by our airports are generally not perceived as economical vacation destinations, and as a result, they did not benefit, and are unlikely to benefit in the future, from the substitution effect that we believe occurred with respect to passengers traveling to and from the United States. In addition, a portion of our Mexican domestic passengers are business travelers, whose demand for travel was adversely affected by the COVID-19 pandemic.

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

In September of 2019, the Oversight Board submitted a joint plan of adjustment to the United States District Court for the District of Puerto Rico. However, in late December 2019 and January 2020, a series of earthquakes and their aftershocks caused extensive damage to parts of Puerto Rico’s infrastructure. In addition, Puerto Rico was significantly impacted by the COVID-19 pandemic that began in early 2020, which has had a substantially adverse effect on the health of its population and economic activity. The combined impact of Hurricanes Irma, Maria and Fiona, the earthquakes and aftershocks, and the pandemic significantly hampered the Oversight Board’s timeline and efforts to restructure Puerto Rico’s debt and could continue to have substantially adverse effects on Puerto Rico’s economy. On January 18, 2022, following several modifications and amendments, the United States District Court for the District of Puerto Rico entered an order confirming the Oversight Board’s revised joint plan of adjustment. On February 23, 2022, the Oversight Board announced its certification of a revised fiscal plan for Puerto Rico which funds the revised joint plan of adjustment and reflects increased federal funding and the effect of federal stimulus funding on economic growth. On March 15, 2022, the revised joint plan of adjustment became effective. Several parties appealed the District Court’s order confirming the revised joint plan of adjustment to the United States Court of Appeals for the First Circuit, and the court affirmed the effectiveness of the plan on April 26, 2022. In August and December of 2023, the Oversight Board filed two additional revised plans of adjustment aimed at reducing the total asserted claims against the Puerto Rico Electric Power Authority to U.S.$2.3 billion (excluding pension liabilities), as well as incorporating tentative increases in the residential electricity rate. Although the outcome of these negotiations remains uncertain, electricity prices in Puerto Rico are expected to rise in the coming years.

During March 2024, the United States District Court for the District of Puerto Rico held a hearing to consider the plan of adjustment. However, in June 2024, the United States Court of Appeals for the First Circuit reversed part of the lower court’s decision ruling that bondholders have a lien on PREPA’s present and future net revenues, reversing part of the lower court’s decision. This ruling affects the debt restructuring process and may require revisions to the plan of adjustment. As of the date of this report a decision is still pending.

On November 5, 2024, governmental elections were held in Puerto Rico and Jennifer González-Colón was elected governor, succeeding former Governor Pedro Pierlusi. Any changes in government policies as a result of the change in administration could result in changes to recovery plans, which in turn could have an adverse effect on Puerto Rico’s economy.

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

The results of presidential and congressional action in the United States could result in significant changes in, and uncertainty with respect to, immigration and border policy. Immigration reform, especially with respect to Mexico, continues to attract significant attention in the public arena and U.S. Congress. If new federal immigration legislation is enacted, as a result of President Trump taking office in January 2025 respectively, such laws may contain provisions that could make it more difficult for Mexican and Colombian citizens to travel between Mexico and Colombia, and the United States. In addition, new immigration, border and trade legislation could lead to uncertain economic conditions in Mexico and Colombia that may affect leisure or business travel, including travel to and from Mexico and Colombia. Such restrictions could have a material adverse effect on our passenger traffic results.

Fluctuations in international petroleum prices could reduce demand for air travel.

Fuel represents a significant cost for airlines. International prices of fuel have experienced significant volatility in recent years. Most of our airline customers use kerosene-based jet fuel, the price of which is normally based upon the U.S. spot prices for that fuel plus the cost of transportation to each airport. Although the U.S. Gulf Coast spot price for jet fuel has decreased from its high of U.S.$4.81 per gallon on September 12, 2008, it has continued to fluctuate in 2024, with a high of U.S.$2.87 per gallon on February 9, 2024, and a low of U.S.$1.92 per gallon on September 13, 2024, according to the Energy Information Administration of the U.S. Department of Energy. As of April 10, 2025, the U.S. Gulf Coast spot price for jet fuel was U.S.$ 2.09 per gallon. The price of fuel may be subject to further fluctuations resulting from a reduction or increase in output of petroleum, voluntary or otherwise, by oil-producing countries, other market forces, a general increase in international hostilities or any future terrorist attacks. Our business could be negatively impacted by hydrocarbon price volatility as a result of, Russian activities in Ukraine, including Russia expanding its production of oil and gas to finance its activities in Ukraine and destabilize world energy markets, or the ongoing conflict in the Middle East. Oil prices are particularly sensitive to actual and perceived threats to global political stability and to changes in production from member states of the Organization of the Petroleum Exporting Countries. Additionally, the conflict between Russia and Ukraine has caused shortages in the availability of aircraft fuel, including as a result of targeted sanctions and export control measures imposed by the United States and foreign government bodies. Although for the year ended December 31, 2024, any such shortages have not been material, there is no assurance that the shortages will not become more severe, and we cannot predict the continued impact of these sanctions and export measures, or the impact of any further retaliatory actions that may be taken by Russia and the United States and foreign government bodies. Shortages in the availability of, or increase in demand for, crude oil in general, other crude oil based derivatives and aircraft fuel in particular have resulted, and could continue to result, in increased fuel prices and could have a material adverse effect on our business, results of operations, and financial condition.

In addition, a number of airlines have engaged in hedging strategies with respect to fuel prices. Because of the decline in fuel prices, there have been reports suggesting that these hedging strategies have resulted in those airlines incurring derivative-related liabilities. In 2024, many airlines have reduced their hedging positions, opting to hedge only a portion of their fuel needs or using more flexible derivative instruments such as options. Additionally, airlines are focusing on improving fuel efficiency. However, increases in airlines’ costs may result in higher airline ticket prices and may decrease demand for air travel generally, thereby having an adverse effect on our revenues and results of operations.

The loss or suspension of operations by one or more of our key customers could result in a loss of a significant amount of our revenues.

The global airline industry has recently experienced and may continue to experience in the future significant financial difficulties, marked by the filing for bankruptcy protection of several carriers and recent warnings regarding industry profitability. In October 2021, the International Air Transport Association, or IATA, issued its 2021 financial forecast for the global commercial airline industry, estimating a net post-tax loss of about U.S.$51.8 billion, due to the effects of COVID-19. In June 2024, the IATA announced that the airline industry net profits for 2023 were U.S.$27.4 billion. According to IATA’s forecasts, the airlines industry continued to recover during 2023 and 2024, which is expected to continue in 2025. In December, 2024, the IATA announced that the airline net industry profits are expected to be of U.S.$31.5 billion in 2024. With respect to 2025 forecasts, IATA estimates that the airline industry will have a global net profit of U.S.$36.6 billion on revenues of U.S.$1,007 billion. While COVID-19 is no longer having a material impact on the airlines industry, the resurgence of COVID-19 or the surge of any variant could have a material adverse effect on airlines and may continue to trigger additional insolvencies within the global airline industry.

Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our Mexican regulated revenue from our key customers, including Viva Aerobus (which accounted for 11.9% of our revenues in 2022, 13.4% in 2023, and 14.3% in 2024), Volaris (which accounted for 12.0% of our revenues in 2022, 12.0% in 2023 and 10.1% in 2024), Aeromexico (which accounted for 10.1% of our revenues in 2022, 10.7% in 2023 and 10.1% in 2024), American Airlines (which accounted for 10.4% of our revenues in 2022, 8.5% in 2023 and 10.1% in 2024) and United Airlines (which accounted for 8.8% of our revenues in 2022, 7.5% in 2023 and 8.4% in 2024).

During 2020, Avianca Holdings, S.A. and certain of its subsidiaries and affiliates (on May 12, 2020), LATAM Airlines Group, S.A. and certain of its subsidiaries and affiliates (on May 26, 2020) and Grupo Aeromexico, S.A.B. de C.V. and certain of its subsidiaries and affiliates (on June 30, 2020) filed for bankruptcy protection in the United States, and all cited the pressure on their respective businesses from the COVID-19 pandemic. The three airlines have already emerged from bankruptcy (on December 1, 2021, November 3, 2022 and December, 2022, respectively), and have paid all amounts due to the company under their existing agreements.

On February 28, 2023, Fast Colombia, S.A.S.’s low-cost airline (Viva Air) suspended all flights due to financial distress, and on June 22, 2023, the Colombian Superintendence of Corporations announced the commencement of the airline’s liquidation proceeding, which is currently ongoing. As of December 31, 2024, we are owed Ps. 15.6 million from Viva Air, which is included in our allowance for doubtful accounts, and we might not be able to recover the full amount owed to us.

On March 29, 2023, Ultra Airlines, a low-cost airline, suspended all flights due to financial distress, and on June 29, 2023, Colombian Superintendence of Corporations announced the commencement of the airline’s liquidation proceeding, which is currently ongoing. As of December 31, 2024, we are owed Ps. 11.0 million from Ultra Airlines, which is included in our allowance for doubtful accounts, and we might not be able to recover the full amount owed to us.

In November 2024, Spirit Airlines, the largest low-cost airline in the U.S., filed for Chapter 11 bankruptcy protection in the U.S. As of December 31, 2024, Spirit Airlines continues to operate in Cancun Airport, Luis Muñoz Marín International Airport, and José María Córdova International Airport. On December 2024, Silver Airways, filed for Chapter 11 bankruptcy protection in the U.S. As of December 31, 2024, Silver Airways continues to operate in Luis Muñoz Marín International Airport.

Moreover, revenues from Mexican passenger charges are not secured, and we may not be able to collect amounts invoiced in the event of the insolvency of one of our principal airline customers. In recent years, many airlines have reported substantial losses. Our revenues from passenger charges from our principal airline customers are not secured by a bond or any other collateral. Furthermore, Mexican passenger charges, which accounted for 16.6% of our revenues in 2024, are collected by airlines from passengers on our behalf and are later paid to us 30 to 115 days following the date of each flight. If any of our key customers were to become insolvent or seek bankruptcy protection, we might not be able to recover the full amount of such charges.

For example, as a result of the Grupo Mexicana bankruptcy, we estimate that Ps. 128.0 million in accounts receivable could be at risk of not being recovered, which represented 4.0% of our total accounts receivable as of December 31, 2024.

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

On December 11, 2020, Interjet stopped all flights and has not resumed operations. As of December 31, 2024, we are owed Ps. 75.0 million from Interjet, which is included in our allowance for doubtful accounts, and we might not be able to recover the full amount owed to us.

None of our contracts with our principal airline customers obligate them to continue providing service to our airports and we can offer no assurance that competing airlines would seek to increase their flight schedules if any of our key customers reduced their use of our airports. Although in the past we were able to renew our agreements with our principal airline customers at our Mexican airports, some of these contracts are scheduled to expire in December 2025 and we cannot assure whether these will be renewed. With respect to our Colombian airports, our subsidiary Airplan, charges airlines various fees (relating to domestic routes, international routes and development). The tariffs are established by either the Special Administrative Unit of Civil Aeronautics (Unidad Administrativa Especial de Aeronáutica Civil), or the Colombian Civil Aviation Authority (Aerocivil) pursuant to Resolution 04530 of 2007 , as amended by Resolutions 02251 and Resolution 031 of 2019, and Colombian Aeronautical Regulation No.14 (Reglamento Aeronáutico de Colombia). As of December 31, 2024, the following airlines at our Colombian airports were subject to such tariffs: Avianca, Aerorepública (COPA), LATAM, American Airlines, Clic Air, Spirit, Aeroméxico, Jet Blue, Satena, Wingo, Jet Smart Chile, Jet Smart Peru, Air Europa, Ara Jet, Jet Air, Moon Flight, Ez Air, America´s Air, Aerea ,Custom Aviation, Hangar 29 S.A.S., Helijet, Heligolfo, Heliservice, Helistar, Helisur, Pacífica de Aviación, SASA, SARPA, SEARCA, AVIOR and Unites Airlines among others.

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

When bidding was concluded for the shares of the Mexican airport group that became ASUR, the Ministry of Infrastructure, Communications and Transportation agreed that the concessionaire could amortize the value of the concession at an annual rate of 15.0% for tax purposes. Contrary to this decision, in February 2012, the Ministry of Finance and Public Credit determined that this agreement was invalid and that the rate should instead be 2.0%. We filed an appeal in April 2012 to reverse this determination. In May 2013, while our appeal was pending, the Mexican federal government implemented a tax amnesty program for federal taxes, which we participated in by paying Ps.128.3 million to settle the claim with the Ministry of Finance and Public Credit solely with respect to income taxes. Our participation in the tax amnesty program, however, had no impact on our separate appeal of the amount of distributions owed by the Company under the mandatory employee statutory profit sharing regime established by Mexican federal labor laws. In September 2023, Quintana Roo’s Tax Authority determined that the Company owed Ps. 99.8 million in distributions under the mandatory employee statutory profit-sharing regime. We have appealed this resolution via an annulment action which, as of April 10, 2025, is still pending to be resolved. If we were to lose the appeal, we estimate that we would be required to pay an additional Ps.99.8 million in distributions under the mandatory employee statutory profit-sharing regime.

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

The consequences of the above-mentioned downgrades were the suspension of the right to operate code-shared flights and the restriction of Mexican airlines’ ability to increase the frequency of, or add new routes to, the United States. In 2022, 2023, and 2024 0.8%, 0.7%, and 1.1% respectively, of the passengers that traveled through our airports traveled on flights to or from the United States operated by Mexican airlines.

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

In 2024, Ps.18,327.9 million (including construction services) or 58.5% of our revenues were derived from operations at Cancún International Airport. During 2022, 2023 and 2024, Cancún International Airport represented 76.8%, 75.3%, and 73.4% respectively, of our passenger traffic in Mexico and 59.5%, 58.9%, and 57.1% respectively, of our air traffic movements in Mexico. The desirability of Cancún as a tourist destination and the level of tourism to the area are dependent on a number of factors, many of which are beyond our control. For example, some media outlets continue to report an increase in the level of drug-related violence in Mexico. Although these reports generally indicate that this increase in violence affects mostly cities in northern Mexico and the west coast of Mexico, and is generally not directed at tourists, the reports may have created a perception that Mexico has become a less safe and secure place to visit. In turn, we believe that it is possible that this perception has adversely affected the desirability of Cancún as a tourist destination. This perception may have been fueled further by travel advisories issued by the U.S. State Department on August 22, 2017, January 10, 2018 and December 17, 2019 that listed Cancún as a place in Mexico where visiting tourists must be cautious. In addition, in March 2018, the U.S. State Department issued a security alert for Playa del Carmen, a popular destination that attracts U.S. citizens and is served by Cancún Airport. Additionally, during 2018 and 2019, the presence of gulfweed on beaches in the state of Quintana Roo reduced tourism to the area and caused a reduction in passengers during certain seasons, principally summer. The Presidential Commission on the Arrival of Gulfweed in the Mexican Caribbean estimated that gulfweed caused Ps. 5,286 million in economic damage in 2018. In 2019, the presence of gulfweed caused an almost 30% reduction in tourism to beaches on the Yucatan Peninsula. The reasons behind the record amount of gulfweed and its sharp decline after September 2019 have not been determined. On September 8, 2020, December 8, 2021 and March 14, 2022, the U.S. State Department issued a Level 3 travel advisory to reconsider travel to Mexico due to COVID-19, and recommended exercising increased caution in Mexico due to crime and kidnapping, as some areas have increased risk. None of the Mexican states in which we operate were cited as “do not travel to” or “reconsider travel to” zones in the travel advisory. On January 23, 2023, the United States Department of State issued a press release warning U.S. citizens of certain violent outbreaks between Uber drivers and local taxi unions in Quintana Roo, which often resulted in U.S. citizens being injured. Further, on March 13, 2023, the United States Department of State issued a press release advising U.S. citizens to exercise increased caution in certain touristic areas such as Cancun, Playa Del Carmen, and Tulum. Such advisory was repeated both in the latest travel advisory issued on September 6, 2024, and in a press release issued by the United States Department of State on the same date. We cannot assure you that tourism in Cancún will not decline in the future, which could in turn affect passenger traffic in our Cancún Airport. Any event or condition affecting Cancún Airport or the areas that it serves could have a material adverse effect on our business, results of operations, prospects and financial condition.

Increases in prevailing interest rates could adversely affect our financial condition.

An increase in prevailing interest rates could adversely affect our financial condition. As of December 31, 2024, we had U.S.$640.6 million in outstanding indebtedness, U.S.$136.7 million of which was floating rate. Any increased interest expense associated with increases in interest rates affects our ability to service our debt absent the benefit from any hedging arrangements. Accordingly, an increase in the prevailing interest rates applicable to our loans would increase our debt service costs, which in turn would negatively affect our results of operations. For further details regarding our indebtedness, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

Security enhancements have resulted in increased costs and may expose us to greater liability.

The air travel business is susceptible to increased costs resulting from enhanced security and higher insurance and fuel costs. Following the events of September 11, 2001, we reinforced security at our airports. For a description of the security measures that we adopted, see “Item 4. Information on the Company—Business Overview—Non-Aeronautical Services—Airport Security.” While enhanced security at our airports has not resulted in a significant increase in our operating costs to date, we may be required to adopt additional security measures in the future. Since 2014, we carry an insurance policy covering damages to property resulting from terrorist acts for our Puerto Rico airport, which in 2024 amounted to U.S.$160.0 million. The insurance premiums we pay may be increased in the future, which would increase our costs of operation and affect our business results. Further, because our insurance policies do not cover losses resulting from war in any amount or from terrorism for amounts greater than U.S.$160.0 million, we could incur significant costs if we were to be directly affected by events of this nature. While governments in other countries have agreed to indemnify airlines for liabilities they might incur resulting from terrorist attacks, the Mexican government has not done so and has given no indication of any intention to do the same. In addition, fuel prices and supplies, which constitute a significant cost for airlines using our airports, may be subject to increases resulting from any future terrorist attacks, a general increase in international hostilities or a reduction in output of fuel, voluntary or otherwise, by oil producing countries. Such increases in airlines’ costs have resulted in higher airline ticket prices and decreased demand for air travel generally, thereby having an adverse effect on our revenues and results of operations. In addition, because a substantial majority of our international flights involve travel to the United States, we may be required to comply with security directives of the FAA, in addition to the directives of Mexican and Colombian aviation authorities.

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

As a result of the COVID-19 pandemic, airlines and airports implemented additional security and compliance measures to comply with local health and safety regulations, which increased our costs. Among other things, installed disinfectant gel dispensers and air purifiers, mandated facemasks, installed preventative barriers, instituted spacing and flow of movement measures, and provided training to our employees. While these enhanced measures did not result in a significant increase in our operating costs to date, we may be required to adopt additional safety measures in the future.

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

Our revenues are closely linked to passenger and cargo traffic volumes and the number of air traffic movements at our airports. These factors directly determine our revenues from aeronautical services and indirectly determine our revenues from non-aeronautical services. Passenger and cargo traffic volumes and air traffic movements depend in part on many factors beyond our control, including economic conditions in Mexico, Colombia and the United States, the political situation in Mexico, Colombia and elsewhere in the world, the attractiveness of our airports relative to that of other competing airports, fluctuations in petroleum prices (which can have a negative impact on traffic as a result of fuel surcharges or other measures adopted by airlines in response to increased fuel costs) and changes in regulatory policies applicable to the aviation industry. Reports suggesting an increase in the level of violent crime in Mexico may have had an adverse impact on passenger traffic to our Mexican airports, even though such airports serve areas of Mexico that have been less affected by violent crime. Similarly, reports suggesting an increase in the level of violence or political or economic instability in Colombia may have an adverse impact on passenger traffic to our Colombian airports. Any decreases in air traffic to or from our airports as a result of factors such as these could adversely affect our business, results of operations, prospects and financial condition.

Our business is highly dependent upon the operations of certain airports, including Mexico City and Bogotá Area airports.

In 2022, 2023 and 2024, 52.6%, 45.0%, and 41.6% respectively, of our Mexican domestic passengers flew to or from our airports via Mexico City International Airport. As a result, our Mexican domestic traffic is highly dependent upon the operations of Mexico City International Airport. We cannot assure you that the operations of the Mexico City International Airport will not decrease or be adversely affected by construction of additional airports in the future. In 2024, overall Mexican domestic passenger traffic to and from Mexico City decreased 13.8% compared to 2023.

In 2024, 51.8% of our Colombian domestic passengers flew to or from our airports via El Dorado International Airport in Bogotá, Colombia. As a result, our Colombian domestic traffic is highly dependent upon the operations of El Dorado International Airport. Any event or condition that adversely affects Mexico City and Bogotá area airports could adversely affect our business, results of operations, prospects and financial condition.

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

Although we currently believe we maintain good relations with our labor force, if any conflicts with our employees were to arise in the future, including with our unionized employees (which accounted for 21.1% of our total employees as of December 31, 2024), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our business or results of operations.

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

CHPAF Holdings, S.A.P.I. de C.V. (“CHPAF”), an entity directly or indirectly owned and controlled by Fernando Chico Pardo, who is also the chairman of our Board of Directors, owns 21.67% of our total capital stock. In addition, Grupo ADO, S.A. de C.V. (“Grupo ADO”) directly owns 1.33% of our total capital and indirectly through its subsidiaries (including Inversiones Productivas Kierke, S.A. de C.V. (“Inversiones Kierke”)), owns 12.33% of our total capital stock. Further, ITA, an entity which is owned 50.0% by entities directly owned and controlled by Mr. Fernando Chico Pardo and 50.0% by Inversiones Kierke, holds Series BB shares representing 7.65% of our capital stock. Series BB shares provide for special management rights. For example, pursuant to our bylaws, ITA is entitled to present to the Board of Directors the name or names of the candidates for appointment as chief executive officer, to remove our chief executive officer and to appoint and remove one half of the executive officers, and to elect two members of our Board of Directors. Our bylaws also provide ITA veto rights with respect to certain corporate actions (including some requiring approval of our shareholders) so long as its Series BB shares represent at least 7.65% of our capital stock. Mr. Fernando Chico Pardo and Grupo ADO have entered into a shareholders’ agreement that requires their unanimous consent to cause ITA to exercise certain of these rights. Special rights granted to ITA are more fully discussed in “Item 10. Additional Information” and “Item 7. Major Shareholders and Related Party Transactions.”

Therefore, Mr. Fernando Chico Pardo and Grupo ADO are each able to exert a significant influence over our management and matters requiring the approval of our stockholders. The interests of Mr. Fernando Chico Pardo Grupo ADO and ITA may differ from those of our other stockholders, and there can be no assurance that any of Mr. Fernando Chico Pardo, Grupo ADO or ITA will exercise its rights in ways that favor the interests of our other stockholders. In particular, Grupo ADO is a Mexican bus company that may directly or indirectly compete with our key airline customers in the Mexican transportation market. Furthermore, the concentration of ownership by Mr. Fernando Chico Pardo, Grupo ADO and the special rights granted to ITA may have the effect of impeding a merger, consolidation, takeover or other business combination involving ASUR.

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

The building requirements under our master development programs in Mexico could encounter delays or cause us to exceed our budgeted costs for such projects, which could limit our ability to expand capacity at our Mexican airports, increase our operating or capital expenses and adversely affect our business, results of operations, prospects and financial condition. Such delays or budgetary overruns also could limit our ability to comply with our Mexican master development programs. If we do not comply with our Mexican master development programs, we may be subject to fines or the loss of our Mexican concessions. Our previous master development programs in Mexico were in effect until December 31, 2023. On December 11, 2023, the Secretary of Infrastructure, Communications and Transport (“SICT”) approved our Mexican master development programs for the years 2024 through 2028, which took effect starting January 1, 2024.

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

In May 2023, we entered into an investment agreement with Bávaro International Airport AIB, S.A.S. (AIB), CVC One, Inc., Grupo Abrisa, S.R.L., Muñoz Investment Banking Group Fund, LLC, Abraham Jorge Hazoury Toral and Alberto Alejandro Durán Santana for purposes of developing, constructing and operating an international airport in Bavaro, Dominican Republic. We expect to maintain a 25% stake in the venture with a total estimated investment amount of U.S.$66.0 million once construction is completed, U.S.$48.1 million of which remains pending as of December 31, 2024. The disbursement of the remaining investment committed by ASUR is conditioned upon, among others, the granting of several permits, including the construction license to be granted by the Dominican Institute of Civil Aviation (DICA). The construction license granted in 2020 was suspended and is currently being litigated before Dominican courts. If the suspension of the existing license is not revoked and the venture developing the airport fails to obtain new licenses and other pending permits necessary to construct the airport in Bavaro, Dominican Republic, we will not be able to complete such project and will not recover the investments already made in connection with it. This, in turn, may affect our revenues, expenses and net income. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—Joint business investment to develop an international airport in Bavaro, Dominican Republic.”

During 2024, we incurred major capital expenditures in Puerto Rico, including capital expenses incurred in connection with the completion of Terminal D reconstruction, multilevel parking solar panels construction, and reconstruction of Runway 8/26.

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

On October 15, 2021 we entered into a seven-year loan agreement with BBVA for a principal amount of Ps. 2,000.0 million maturing October 2028, with an annual TIIE rate plus an applicable margin. During 2023 we repaid Ps. 150 million of the BBVA loan in three equal installments in January, July and October, and during 2024 we repaid Ps. 100 million of the BBVA loan in two equal installments in January and April. On June 11, 2024, the Company amended the BBVA loan to extend the maturity date to July 11, 2029 and change the interest rate to a 28-day TIIE rate plus an applicable margin of 1.35 point.

On September 29, 2021, we prepaid the remaining Ps. 2,000.0 million balance on the Santander loan and concurrently, through Aeropuerto de Cancún, we obtained a three-year term loan from Santander for a principal amount of Ps. 2,650.0 million maturing on September 28, 2024 at a 28-day TIIE rate plus 150 basis points. In November 2022, our Cancun Airport repaid a portion of the Santander loan in an amount of Ps. 650.0 million. During 2023, we repaid Ps. 1,325.0 million of the Santander loan in two equal installments in March and September. On March 26, 2024, the Company amended its debt with Santander to extend the maturity date through September 26, 2025.

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

On April 10, 2025, we published our Sustainability Report for the year 2024 (the “Sustainability Report”), describing the measures we implemented towards achieving our environmental, social and governance goals, and to set new strategic objectives to the benefit of the company and our stakeholders. In the short and medium terms (2025-2028), our main sustainability objectives are to work towards emissions reductions and energy efficiency through both on-site and off-site generation of solar power, adopt measures to supplement our water consumption with systems to capture and use rainwater, promote diversity in our workforce and on the company’s Board, aim to achieve equitable pay, and create succession plans for our independent Board members and key executives. In the long term, we intend to make our operations carbon neutral, promote gender equity, align our corporate governance with best practice and increase our participation in and support for local communities. We cannot assure that the objectives set forth in our Sustainability Report will be achieved or achieved on the stated timelines. Further, our ability to achieve our stated objectives, including emissions reductions, energy efficiency and sustainable goals towards local communities, is subject to numerous factors and conditions, some of which are outside of our control.

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

The system of price regulation applicable to our Mexican airports establishes an annual maximum rate for each airport, which is the maximum annual amount of revenues per workload unit (which is equal to one passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from services subject to price regulation. The maximum rates for our Mexican airports have been determined for each year through December 31, 2024. The Company recognized total regulated revenues from airports operated in Mexico for the year ended December 31, 2024 of Ps.14,377 million. Management monitors and adjusts its income on a regular basis in order for its annual invoicing not to exceed the maximum rate limits at each of the airports operated by the Company in Mexico. Determining whether revenues are in excess of the maximum rates established in the concession requires management to obtain specific information, such as passenger traffic and cargo statistics, as well as the National Producer Price Index (excluding oil), authorized rates for airport services and the rate for airport use published by the Mexican regulator.

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

As of the date of this report, the Company’s operating results were not significantly impacted as a result of the tariff adjustments made by the authority. We cannot guarantee that the AFAC or any other regulatory authority will refrain from further amending the terms of the tariff base regulation, which may potentially affect the maximum rates for each airport and result in a material adverse impact on our business operations, financial performance, and overall results. Under the terms of our Mexican concessions, there is no guarantee that the results of operations of any airport will be profitable.

Further, under the terms of our Mexican concessions, each of our subsidiary concession holders is required to submit an updated master development plan for approval by the Ministry of Infrastructure, Communications and Transportation every five years. On December 11, 2023, the AFAC, based on the regular review of the maximum join rate on the new bases, determined the maximum joint rate of our Mexican airports for the period commencing on January 1, 2024 and ending December 31, 2028, as well as the respective efficiency factor in Pesos as of December 31, 2022. See “Item 5. Operating and Financial Review and Prospects” for additional information on changes of maximum joint rate calculation. For a discussion of the framework for establishing our maximum rates and the application of these rates, see “Item 4. Information on the Company—Mexican Regulatory Framework—Price Regulation”.

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

The Mexican government has in the past implemented changes and may in the future implement additional reforms to the tax laws applicable to Mexican companies including ASUR. In addition, changes to the Constitución Política de los Estados Unidos Mexicanos (“Mexican Constitution”) or to any other Mexican laws could also have a material adverse impact on our results of operations and cash flows. For example, on May 23, 2014, Mexico’s Federal Economic Competition Law (Ley Federal de Competencia Económica) (“LFCE”) was enacted. The LFCE grants broad powers to the Mexican Federal Economic Competition Commission (Comisión Federal de Competencia Económica) (“COFECE”), including the abilities to regulate essential facilities, investigate companies, and eliminate barriers to competition in order to promote access to the market and order the divestment of assets. The LFCE also entrusts COFECE with the ability to conduct merger-control review and investigate anti-competitive behavior, and sets forth significant liabilities that may be incurred for violations of the law, including fines. COFECE’s decisions may only be challenged through indirect appeal (amparo indirecto).

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

In connection with tax matters, the terms of our concessions do not exempt us from changes to the Mexican tax laws. Should the Mexican government implement changes to the tax laws that result in our having significantly higher income tax liability, we will be required to pay the higher amounts due pursuant to any such changes, which could have a material adverse impact on our results of operations.

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

On September 15, 2024, a decree was published in the Official Gazette amending the Mexican Constitution which introduced several transformative measures to the judicial branch (the “Judicial Reform”), including: (i) nearly all judges, including the Supreme Court justices, will now be elected by popular vote; (ii) qualifications for judgeships became more lenient, broadening the pool of potential candidates; (iii) judges are no longer authorized to issue injunctive relief with general effects against laws and regulations in amparo cases and constitutional controversies; and (iv) a newly established judicial disciplinary tribunal, composed of popularly elected members, has been entrusted to issue final and unappealable rulings to sanction judges.

As part of the constitutional mandate of the reform, several secondary laws have also been enacted, including the Judicial Branch Law (Ley Orgánica del Poder Judicial), Judicial Services Law (Ley de Carrera Judicial), and General Administrative Responsibilities Law (Ley General de Responsabilidades Administrativas). These laws aim to operationalize constitutional changes and set the framework for judicial elections, career progression, and accountability mechanisms. The public call for judicial applications has already concluded, and selection committees from the judiciary, executive, and legislative branches are currently deliberating on final candidates for elections scheduled for June 1, 2025. Additionally, 16 states have enacted local constitutional reforms mirroring the federal amendments.

As a result of the Judicial Reform, eight of the eleven Supreme Court justices have announced their resignations, effective as of August 31, 2025. The reform mandates the complete replacement of all local and federal judges, including the Supreme Court justices. The June 2025 elections will replace 50% of these positions, with the remaining 50% to be filled by the summer of 2027.

On December 20, 2024, a set of constitutional reforms was enacted to dissolve several autonomous constitutional entities, namely the National Institute for Transparency, Access to Information, and Personal Data Protection ( Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales) (“INAI”), the National Council for the Evaluation of Social Development Policy (Consejo Nacional de Evaluación de la Política de Desarrollo Social) (“Coneval”), the COFECE, the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones) (“IFT”), the National Commission for the Continuous Improvement of Education (Comisión Nacional para la Mejora Continua de la Educación) (“MEJORADU”), and the Energy Regulatory Commission (Comisión Reguladora de Energía) (“CRE”). Pursuant to the reforms, these entities will transfer their functions to government ministries controlled by the executive branch. Changes to long-standing Mexican government policies could affect the resilience of the Mexican economy in the event of a global economic downturn.

Such reform establishes that the functions currently performed by COFECE will be transferred to an entity within, presumably, the Ministry of Economy, with its own legal standing and assets (i.e., a decentralized public entity). Meanwhile, the functions of the IFT, except for those that it currently holds as an antitrust enforcer, will be transferred to the Digital Transformation and Telecommunications Agency, (Agencia de Transformación Digital y Telecomunicaciones) whose creation was proposed and approved in November 2024.

One of the most relevant constitutional reforms in the antitrust field is the creation of a single authority in matters of free competition, which means that the responsibility for the enforcement of free competition laws across all sectors and the implementation and enforcement of asymmetric regulation in the telecommunications and broadcasting sectors, will vest upon a decentralized public entity within the Ministry of Economy. The issuance of secondary laws will be necessary to establish the structure and powers proposed for the authority that will take over the powers currently held by COFECE and the Federal Communications Institute. These constitutional reforms will come into effect within 180 days after the secondary legislation is enacted, which is expected to be published in the early months of the year. As of the date of this report, we cannot confirm whether these changes will negatively impact our operations.

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

During the months of November and December of 2023, the SICT assigned 11 airport concessions for an indefinite term to a newly created state-owned company called Grupo Aeroportuario, Ferroviario, de Servicios Auxiliares y Conexos, Olmeca-Maya-Mexica, S.A. de C.V. (“GAFSACOMM”), which is operated by the Mexican Ministry of Defense (Secretaría de la Defensa Nacional) (“SEDENA”). Such assignments include the rights to manage, operate, use and build airports in the states of Veracruz and Quintana Roo. On April 30, 2024, the SICT assigned GAFSACCOM a concession for the rights to manage, operate, use and build the International Airport of the North located in the state of Nuevo Leon. Mexico’s military also oversees Mexico City’s airport. ASUR is currently evaluating the impact that these events may have on its business, results of operation and financial condition.

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

Our aeronautical fees charged to airlines and passengers are, like most airports in other countries, regulated. In 2022, 2023, and 2024, 53.7%, 59.1%, and 60.1% respectively, of our total revenues were earned from aeronautical services at our Mexican airports, which were subject to price regulation under our maximum rates in Mexico. In 2024, 59.3% of our total revenues were earned from aeronautical services at all of our airports. These Mexican maximum rate regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition. For a description of the latest amendment to the Mexican tariff base regulation effective as of October 2023, see “Item 3. Key Information—Risk Factors— Risks Related to the Regulation of Our Business— The price regulatory system applicable to our Mexican airports imposes maximum rates for each airport—The price regulatory system does not guarantee that our consolidated results of operations, or that the results of operations of any Mexican airport, will be profitable.” In addition, several of the regulations applicable to our operations that affect our profitability are authorized (as in the case of our master development programs in Mexico) or established (as in the case of our maximum rates in Mexico) by the Ministry of Infrastructure, Communications and Transportation for five-year terms. Except under limited circumstances, we generally do not have the ability unilaterally to change our obligations (such as the investment obligations under our Mexican master development programs or the obligation under Mexican concessions to provide a public service) or increase our maximum rates applicable under those regulations should our passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated. On October 29, 2020, we filed a request with the Ministry of Infrastructure, Communications and Transportation for an extraordinary review of the Mexican maximum rates, which was approved on April 7, 2021 and resulted in a reduction in committed investments and an increase in the Mexican maximum rates in the master development plans for the years 2021 to 2023.

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

Historically, we have set the prices we charge for regulated services at each Mexican airport as close as possible to the prices we are allowed to charge under the maximum rate for that airport. We expect to continue to pursue this pricing strategy in the future. For example, in 2024, our revenues subject to maximum rate regulation represented 99.1% of the amount we were entitled to earn under the maximum rates for all of our Mexican airports. There can be no assurance that we will be able to establish prices in the future that allow us to collect virtually all of the revenue we are entitled to earn from services subject to price regulation.

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

We aim to charge prices that are as close as possible to our maximum chargeable rates, and we are entitled to adjust our specific prices only once every six months (or earlier upon a cumulative increase of 5.0% in the Mexican producer price index (excluding petroleum)). However, we generally collect passenger charges from airlines 30 to 115 days following the date of each flight. Such tariffs for the services that we provide to international flights or international passengers in our Mexican airports are generally denominated in U.S. dollars but are paid in Mexican pesos based on the average exchange rate for the month prior to each flight. Accordingly, depreciation of the peso, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, which could lead to the imposition of fines and the termination of one or more of our concessions. From December 31, 2023 to December 31, 2024, the peso depreciated by 23.4%, from Ps. 16.90 per U.S.$1.00 on December 31, 2023, to Ps. 20.86 per U.S.$1.00 on December 31, 2024, and experienced intra-year volatility. In the event that any one of our Mexican concessions is terminated, our other concessions may also be terminated.

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

In 2024, the peso depreciated by 23.4% against the U.S. dollar. Any continued significant depreciation of the peso could impact our aggregate passenger volume by decreasing the cost of travel in Mexico for international passengers. On the other hand, if a depreciation were to continue, it could (notwithstanding other factors) lead to a decrease in Mexican domestic passenger traffic that may not be offset by any increase in international passenger traffic. Depreciation of the peso could impact our aggregate passenger traffic volume by increasing the cost of travel for Mexican domestic passengers, which may adversely affect our results of operations. In addition, there can be no assurance that any depreciation of the peso in the future will result in an increase to international passenger traffic.

In addition, depreciation of the peso against the U.S. dollar may adversely affect the dollar value of an investment in the ADSs and the Series B shares, as well as the dollar value of any dividend or other distributions that we may make.

Although we currently intend to fund the investments required by our business strategy through cash flow from operations and from peso-denominated borrowings and as of December 31, 2024, our Mexican airports did not have dollar-denominated liabilities, we may incur dollar-denominated debt to finance all or a portion of these investments. A devaluation of the peso would increase the debt service cost of any dollar-denominated indebtedness that we may incur and result in foreign exchange losses.

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

In 2022, Mexican GDP increased by 3.1% and inflation increased to 7.8%. In 2023, Mexican GDP increased by 3.1 % and inflation decreased to 4.7%. In 2024, Mexican GDP increased by 1.3 % and inflation decreased to 4.2%. In 2021 and 2022 the outbreak of COVID-19 adversely affected the economy and financial markets of Mexico and its trading partners. While currently COVID-19 is no longer materially adversely affecting Mexico’s economy, the extent to which any future COVID-19 outbreak may impact the Mexican economy is uncertain, as is the extent of further Mexican economic recovery, if any.

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

Andrés Manuel López Obrador, former president for the National Regeneration Movement Party (Movimiento de Regeneración Nacional) (“Morena”), was elected President and took office on December 1, 2018, ending the Institutional Revolutionary Party’s (Partido Revolucionario Institucional) (“PRI”) hold on the presidency. Before taking office, López Obrador submitted to a national referendum the question of whether to continue construction of a new international airport in Mexico City, one of Mexico’s most important infrastructure projects. The construction of the new international airport to replace Mexico City International Airport (AICM) began in 2015. The referendum was carried out by a private company contracted by Morena and through mechanisms not necessarily envisioned in the Constitution. The result of the referendum, announced on October 28, 2018, was to discontinue construction on the new international airport and, in its stead, build a new airport network consisting of three airports near the Mexico City metropolitan area. On December 27, 2018, the López Obrador administration formally terminated work at the new international airport in Mexico City. The López Obrador administration instead decided to add additional runways to the military air base at Santa Lucia and build the Felipe Ángeles International Airport (“AIFA”) to handle Mexico City air traffic. AIFA started operating on March 21, 2022. Our Mexican domestic passenger traffic is highly dependent upon the operations of the Mexico City International Airport, and we cannot assure you that AIFA’s operations will not adversely affect the operations of the Mexico City International Airport.

On November 24 and 25, 2018, López Obrador and Morena held another referendum. During this second referendum, voters approved the construction of a railway, labeled the Mayan Train, that would link Mayan archaeological and tourist sites in five southeastern states—Campeche, Chiapas, Quintana Roo, Tabasco and Yucatan. The Mayan Train was envisaged to be a four-year project costing U.S.$7.4 billion which will connect Palenque with Cancún. Although a series of protests and legal challenges have slowed the completion of the Mayan Train, a section of the project started operations on December 16, 2023 and the remaining infrastructure is expected to be completed by mid-2025. We cannot assure you that the construction of the Mayan Train or any uncertainty around its construction will not impact the passenger traffic at our Mexican airports.

On June 2, 2024, presidential and federal elections were held in Mexico, resulting in Claudia Sheinbaum, the former mayor of Mexico City, being elected as the first female president in Mexico. Ms. Sheinbaum succeeded President Andres Manuel López Obrador, ultimately securing the nomination of Sigamos Haciendo Historia, the ruling coalition formed by the political parties Movimiento de Regeneración Nacional, (“Morena”), Partido del Trabajo (“PT”), and the Partido Verde Ecologísta de México for the 2024 Mexican federal election. Ms. Sheinbaum took office on October 1, 2024.

Morena obtained the required two-third majority in the Chamber of Deputies (Cámara de Diputados) and close to a required majority in the Senate, sufficient to pass any reforms proposed by the president (including constitutional reforms). President Sheinbaum is expected to continue the social and economic policies of her predecessor, Mr. López Obrador. This new political configuration has given and is likely to continue to give the Morena coalition substantial authority to implement significant changes to the Mexican Constitution and other laws, policies and regulations, which could potentially affect the Mexican economy and our business.

We cannot predict the impact that political, economic and social conditions will have on the Mexican economy, nor if our operations or the legal framework under which we operate could be affected. See “Item 3. Key Information—Risks related to the Regulation of Our Business— Changes to Mexican laws, regulations and decrees applicable to us could have a material adverse impact on our results of operations.” In addition, we cannot guarantee that political, economic or social developments in Mexico, over which we have no control, will not have an adverse effect on our business, financial condition, and results of our operations.

The Mexican federal government has exercised, and continues to exercise, significant influence over the Mexican economy. Mexican federal governmental actions and policies concerning the economy, state-owned enterprises and state controlled, funded or influenced financial institutions could have a significant impact on private sector entities in general and on us in particular, and on market conditions, prices and returns on Mexican securities. We cannot predict the impact that political developments in Mexico will have on the Mexican economy nor can provide any assurances that these events, over which we have no control, will not have an adverse effect on our business, financial condition, results of operations, cash flows, prospects and/or the market price of our ADSs.

The Mexican government could continue to implement significant changes in laws, policies and regulations, which could affect the economic and political situation in Mexico. On February 2, 2023, former president, López Obrador issued a presidential decree pursuant to which all cargo and freight flights departing from the Mexico City International Airport would be relocated to depart from the AIFA airport. On July 7, 2023 the SICT published in the Official Gazette of the Federation that cargo airlines operating at the Mexico City International Airport had to move their operations to another terminal by September 1, 2023. While we do not believe that these legislative reforms will have a negative impact in the short term, we cannot predict how these regulatory changes will affect our business, financial condition, results of operations, cash flows, prospects, and/or the market price of our ADSs.

On January 19, 2024, the SICT amended the concession title to operate AIFA’s airport, granting an “indefinite” concession to the state-owned enterprise operating the airport, to be terminated in the event the government determines that the operation of the airport is no longer of public interest. We cannot assure that such regulatory changes will have a negative impact on our business, financial condition and result of operations.

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

The United States is Mexico’s primary trading partner, and receives over 80 percent of Mexico’s total exports. Weakened trading ties between Mexico and the United States could hurt industrial growth in the Mexican economy. If the USMCA is terminated or otherwise modified, such termination or modification could materially impact Mexico’s aviation sector. The imposition of tariffs on imported goods, any changes in policies, including policies relating to restrictions in investments in the oil and electricity sectors in Mexico, or other related events affecting U.S. trade policy with respect to Mexico, could have a negative impact on the Mexican economy and foreign direct investment in Mexico. See “The election of Donald J. Trump as President of the United States may create uncertainty for relations between Mexico and the United States, and could have a material adverse effect on our business, financial condition and results of operations.” While it is difficult to predict their scope and effect, such changes could have a material adverse effect on our business, financial condition, results of operations, cash flows, prospects and/or the market price of our ADSs. We cannot assure you that events in other emerging market countries, in the United States or elsewhere will not materially and adversely affect our business, financial condition or results of operations.

The election of Donald J. Trump as President of the United States may create uncertainty for relations between Mexico and the United States, and could have a material adverse effect on our business, financial condition and results of operations.

On November 5, 2024, Donald J. Trump was elected as 47th president of the United States. As a presidential candidate, Mr. Trump expressed his intention to make changes related to immigration and trade, including the renegotiation of the USMCA, and raised the possibility of imposing increases on tariffs on goods imported into the United States, particularly from Mexico.

The U.S. government has indicated its intent to alter its approach to international trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements and treaties with foreign countries and has made proposals and taken actions related thereto. In addition, the U.S. government has recently imposed tariffs on certain foreign goods ranging from 10% to 50% and has indicated a willingness to impose tariffs on imports of other products. Some foreign governments have instituted retaliatory tariffs on certain U.S. goods and have indicated a willingness to impose additional tariffs on U.S. products. Mexican goods that comply with the USMCA will largely remain exempt from tariffs, except for the 25% tariff on automobile parts from USMCA countries, to come in effect as May 3, 2025. Some foreign governments, including China, have instituted retaliatory tariffs on certain U.S. goods and have indicated a willingness to impose additional tariffs on U.S. products. The imposition of these tariffs and other recent trade policies by the U.S. government have already caused substantial volatility in the international markets and could result in more volatility in the future. Global trade disruption, significant introductions of trade barriers and bilateral trade frictions, together with any future downturns in the global economy resulting therefrom, could adversely affect our financial performance. Weakened trading ties between Mexico and the U.S. could hurt industrial growth in the Mexican economy.

Further, President Trump has expressed intentions to increase enforcement efforts in connection with immigration policy. If new federal immigration legislation is enacted, such laws may contain provisions that could make it more difficult for Mexican citizens to travel between Mexico and the United States. In addition, new immigration legislation could lead to uncertain economic conditions in Mexico that may affect leisure travel, including travel to and from Mexico. Such restrictions could have a material adverse effect on passenger traffic results at our Mexican airports. Any attempt by President Trump to implement changes to United States-Mexico policy, including actions to withdraw from or materially modify USMCA and to implement immigration reform, could have a material adverse effect on our business, financial condition or results of operations. We cannot assure you to what extent a potential change in the U.S. administration for the four-year period from 2025 to 2029 will affect the country’s economy and on our business, results of operations or financial condition.

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

On December 8, 2021, the U.S. State Department issued a Level 3 travel advisory to reconsider travel to Mexico due to COVID-19, and recommended exercising increased caution in Mexico due to crime and kidnapping, as some areas have increased risk. Historically, the regions in which we operate have not experienced the violence experienced in other parts of Mexico and none of the Mexican states in which we operate were cited as “do not travel to” or “reconsider travel to” zones in the December 8, 2021 travel advisory. However, we cannot guarantee that violence will not increase in, or that the U.S. State Department will not issue travel advisories for, the Mexican states in which we operate. On January 23, 2023, the United States Department of State issued a press release warning U.S. citizen of certain violent outbreaks between Uber drivers and local taxi unions in Quintana Roo, which often resulted in U.S. citizens being injured. Further, on March 13, 2023, the United States Department of State issued a press release advising U.S. citizens to exercise increased caution in certain touristic areas such as Cancun, Playa Del Carmen, and Tulum. Such advisory was repeated both in the latest travel advisory issued on September 6, 2024 and in a press, release issued by the United States Department of on the same date.

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

The Colombian Peso (“COP”) has fallen by over 15.4% against the U.S. dollar during the twelve-month period ended December 31, 2024. A depreciation of the COP could affect the Company’s business in the following ways: (i) international passengers and international flights pay tariffs reported in U.S. dollars; while these tariffs are generally collected in COP, any depreciation of the COP has a positive impact on the Company’s results from operations, which are reported in COP; (ii) as the Company has cash balances denominated in U.S. dollars; a depreciation in the Mexican peso would result in higher cash balances when converted to COP, thus causing foreign exchange gains; and (iii) the Company has financial liabilities denominated in U.S. dollars; a depreciation in the COP results in higher debt balances when converted to COP, thus causing foreign exchange losses.

On August 7, 2022, Gustavo Petro, candidate for the left-wing “Pacto Histórico” party, was elected President of Colombia. On August 8, 2022, the Ministry of Finance submitted a tax reform bill to the Colombian Congress proposing several changes to the Colombian tax regime. The tax reform bill was passed as Law 2277 on December 13, 2022, and became effective starting January 1, 2023. This law includes, among others: (i) a new permanent equity tax applicable to Colombian individuals and non-residents, which rates may vary from 0.5% to 1.5% based on the individual’s net equity as of the first day of January of each year, (ii) an increase in the dividend tax rate for local and foreign shareholders (0% to 39% progressive marginal rates for Colombian individuals, and 20% flat withholding rate for non-resident shareholders), (iii) an increase in the long-term capital gains tax rate, from 10% to 15%, (iv) the elimination of specific tax benefits and exemptions, such as the exempt income applicable for entities that are part of the technological and creative sector (“Economía Naranja”), the tax incentive for the development of the Colombian farming sector, and the 27% preferential income tax rate applicable to large infrastructure investments (“Megainversiones”), among others, (v) a 3% tax benefit on the taxpayer’s net income determined pursuant to Section 259-1 f the Colombian Tax Code, in connection with environmental-related, deductions related to employee trainings, expenses incurred in the conservation of cultural property, among others, (vi) a minimum corporate income tax of at least 15% based on effective tax rate (calculated on book profit with certain adjustments), (vii) taxes based on significant economic presence of certain commercial activities (primarily for non-resident persons and entities that provide digital services), and (viii) the elimination of the possibility to use 50% of the Industry and Commerce Tax (i.e., local tax levied on gross revenue derived from the provision of services, or the performance of commercial and industrial activities in Colombian municipalities) as an income tax credit.

Additionally, the Colombian executive branch has recently introduced a bill to reform the national pension plan (which contemplated, among other things, a pillar system based on age and condition of the affiliated, and changes to pension schemes applicable to women). Furthermore, the Colombian government introduced other bills including reforms to labor laws (which include amendments to the regulation of outsourcing and subcontracting schemes, service contracts, minimum daily working hours, digital work, informal and migrant work, among others), and to healthcare laws, which have not been approved as of the date of this report, and will be discussed during this year’s congress ordinary sessions. As of the date of this annual report, it is unclear how these bills could affect the Colombian economy or our business.

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

Furthermore, the Colombian Government introduced a new tax reform bill to the Congress in September 2024. However, the new tax reform bill was rejected it in December 2024. The bill proposed several changes, such as: (i) increasing the equity tax rates up to 2%, (ii) reducing the equity tax threshold, (iii) including Colombian entities as taxpayers (but only in respect of their non-productive fixed assets), (iv) increasing long-term capital gains tax rate from 15% to 20%, (v) increasing individuals’ maximum income tax rate from 39% to 41%, (vi) increasing the minimum corporate income tax rate from 15% to 20% and (vi) increasing of national carbon tax. We cannot predict if the Colombian Government will present a new tax reform bill during fiscal year 2025.

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

On December 31 of 2022, President Gustavo Petro announced a bilateral ceasefire, starting on January 1, 2023 until June 30, 2023, which would open a round of dialogue between the government and ELN, Segunda Marquetalia, Estado Mayor Central, Autodefensas Gaitanistas de Colombia (AGC) and the Sierra Nevada armed group. The second round of the dialogue between the Colombian Government and the ELN ended in March 2023, which was followed by two subsequent rounds in June and August, 2023. Despite the referred negotiation efforts, parties have failed to achieve a full ceasefire and hostilities remained during 2023 and continue as of the date of this report. In February 2025, peace negotiations between the Colombian Government and the ELN faced a significant setback following a series of violent attacks in the Catatumbo region. These escalations included attacks on civilians and social leaders, as well as kidnapping for financial purposes leading to the suspension of the ceasefire and peace talks that have been initiated by President Petro. The government suspended the talks and resumed military actions, emphasizing the ELN’s lack of commitment to peace.

Furthermore, in March 2023, President Gustavo Petro announced the commencement of a peace process with the FARC dissidents who did not sign the peace agreement in 2016. In March 2024, political dialogues with the FARC dissidents faced a significant setback following an armed attack against an indigenous community in the Cauca department. In response to this attack, President Petro suspended the ceasefire between the Colombian government and the FARC dissidents. The government resumed military operations against this group, emphasizing the need for concrete peace actions moving forward.

In addition, Colombia has recently experienced substantial migration from Venezuela, leading to strained relations between the nations, including with respect to commercial relations. While air transport between Colombia and Venezuela had slowed in part due to political and economic instability in Venezuela, the Colombian and Venezuelan governments declared their intention to expand air routes between the two countries. As a consequence, several airlines have resumed or commenced operating commercial flights between both countries, including Avianca, which resumed its commercial route from Bogota to Caracas in December, 2023, and Wingo, which started operating a commercial route from our José María Córdova Airport in Rionegro to Caracas in January, 2024.

On August 7, 2022, Gustavo Petro, candidate for the left-wing “Pacto Histórico” party, was elected President of Colombia. President Petro proposed several ambitious reforms that intend to make extreme changes in the labor, healthcare, and pension laws among other relevant sectors. We cannot predict whether such policies if adopted will have a negative impact on the Colombian economy or our business operations and financial performance.

In June, 2024, the pension system reform bill introduced by President Petro was approved by the Colombian congress. The new pension system is based in four pillars: the “solidarity pilar” provides a monthly allowance to individuals over 80 years old without access to a pension; the “semi-contribution pillar” provides a monthly allowance to individuals who have contributed for at least 300 and 900 weeks to the various pension funds, as applicable; the “contribution pillar” provides allowances to men over 62 years old who contributed for at least 1,300 weeks and women over 57 years old who contributed for at least 1,000 weeks; and the “complementary savings pillar” provides an additional monthly allowance to individuals in proportion to their overall contributions.

On March 6, 2025, the Chamber of Representatives of the Colombian Congress voted in favor of the healthcare reform presented by President Petro, however against the labor reform previously introduced. The Colombian government has publicly stated its intention to conduct a public consultation process in the event that these reforms are not approved in Congress

On November 5, 2024, Donald J. Trump was elected as the 47th president of the United States. Since taking office, the Trump administration has imposed several tariffs on goods imported from foreign countries (suspended including a 10% tariff on Colombian goods), alongside stricter immigration policies. For a detailed description of the risks associated with the election of Donald J. Trump as president of the United States See “Item 3. Key Information—Risk Factors—Risks Related to Our Operations.”

Any restrictions on the import and export of goods between Colombia and the United States could deteriorate trade relations between the two countries. In addition, potential restrictions on travel could significantly affect passenger traffic between Colombia and the United States, leading to a decline in activity at our airports. These developments could have a material adverse effect on our business, financial condition, or results of operations in Colombia.

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

We cannot assure you that we will file a registration statement with the SEC to allow holders of ADSs or shares in the United States to participate in a preemptive right offering. In addition, under current Mexican law, sales by the depository of preemptive rights and distribution of the proceeds from such sales to you, the ADS holders, is not possible. As a result, your equity interest in ASUR may be diluted proportionately.

Holders of ADSs are not entitled to attend shareholders’ meetings, and they may only vote through the depositary.

Under Mexican law, a shareholder is required to deposit its shares with the Secretary of the Company, the S.D. Indeval Institución para el Depósito de Valores, S.A. de C.V. (“Indeval”), a Mexican or foreign credit institution or a brokerage house in order to attend a shareholder’ meeting. A holder of ADSs will not be able to meet this requirement, and accordingly is not entitled to attend shareholders’ meetings. A holder of ADSs is entitled to instruct the depositary as to how to vote the shares represented by ADSs, in accordance with the procedures provided for in the deposit agreement and in accordance with Mexican law, but a holder of ADSs will not be able to vote its shares directly at a shareholders’ meeting or to appoint a proxy to do so.

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

We will be classified as a passive foreign investment company (a “PFIC”) in any taxable year in which, after taking into account our income and gross assets (and the income and assets of our subsidiaries pursuant to applicable “look-through rules”) either (i) 75% or more of our gross income for the taxable year consists of certain types of “passive income” or (ii) 50% or more of the average quarterly value of our assets is attributable to “passive assets” (assets that produce or are held for the production of passive income). We believe that we were not a PFIC for U.S. federal income tax purposes in 2023 or 2024 and do not expect to be a PFIC in the current year or the reasonably foreseeable future. PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets. Because our belief is based in part on the expected market value of our equity, a decrease in the trading price of our common stock and ADSs may result in our becoming a PFIC.

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

The agreement was amended in 2012 to provide for quarterly payments of the fee .Until December 31, 2024, the technical assistance fee was equal to the greater of U.S.$2.0 million, adjusted for United States inflation, or 5.0 % of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with financial reporting standards applicable in Mexico and calculated prior to deducting the technical assistance fee under this agreement). Effective as of January 1, 2024, the 5.0% rate was reduced to 2.5%. In 2024, the fixed amount was U.S.$ 3.8 million. We believe that this structure creates an incentive for ITA to increase our annual consolidated earnings before net comprehensive financing cost, income and asset taxes and depreciation and amortization. ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement. In 2022, 2023 and 2024, the technical assistance costs were Ps. 643.9 million, Ps. 715.5 million and Ps. 400.8 million, respectively, greater than the fixed costs of Ps. 69.7 million, Ps. 62.4 million and Ps. 79.3 million, respectively, for the same periods.

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

The remaining 85.0% of our outstanding capital stock, which at that time (prior to the conversion in June 2007 by ITA of 22,050,000 Series BB shares into 22,050,000 Series B shares) consisted of 255,000,000 Series B shares, was sold by the Mexican government to a Mexican trust established by Banco Nacional de Comercio Exterior, S.N.C (“Bancomext”). This trust subsequently sold the shares it held in us to the public. To our knowledge, the Mexican government no longer holds any of our shares.

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

As required under the participation agreement entered into in connection with the Mexican government’s sale of the Series BB shares to ITA, ITA transferred its Series BB shares to a trust, the trustee of which is Bancomext. Under the terms of the participation agreement and the trust agreement, ITA’s majority shareholder, currently Fernando Chico Pardo, was required to, directly or indirectly, maintain an ownership interest in ITA of a minimum of 51.0% unless otherwise approved by the Ministry of Infrastructure, Communications and Transportation. To the extent that Mr. Fernando Chico Pardo acquired shares of ITA in excess of a 51.0% interest, this additional interest could be sold without restriction. This ownership requirement expired on December 18, 2013. See “Item 7. Major Shareholders and Related Party Transactions—Major Shareholders—ITA Trust” for a further description of these provisions. If ITA or its stockholders’ default on any obligation contained in the trust agreement, or if ITA defaults on any obligation contained in the technical assistance agreement, after specified notice and cure provisions, the trust agreement provides that the trustee may sell 5.0% of the shares held in the trust and pay the proceeds of such sale to ASUR as liquidated damages.

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

Investment in LMM Airport

On July 11, 2012, Aerostar, a joint venture between Aeropuerto de Cancún and Oaktree Capital, submitted a successful bid for a concession to operate the LMM Airport. On February 27, 2013, the transaction was completed and Aerostar began operating the LMM Airport. On May 26, 2017, we acquired an additional 10% membership interest in Aerostar, pursuant to a Membership Interest Purchase Agreement, giving us a majority stake in the joint venture. In addition, Oaktree Capital sold its remaining 40.0% interest in Aerostar to PSP Investments, through its wholly-owned subsidiary AviAlliance, pursuant to a separate Membership Interest Purchase Agreement. Aeropuerto de Cancún owns 60.0% of Aerostar’s outstanding membership interests, which it has pledged on a non-recourse basis to secure up to U.S.$410.0 million of indebtedness incurred by Aerostar to pay the upfront leasehold fee, fund capital expenditures and for working capital purposes. As member of Aerostar, Aeropuerto de Cancún is entitled to distributions. However, pursuant to the terms of Aerostar’s debt, distributions are permitted only when Aerostar is in compliance with certain conditions. On October 18, 2024, Aerostar paid dividends to Aeropuerto de Cancún for an amount equal to Ps. 707.2 million, and returned capital contributions for an amount equal to Ps. 235.7 million.

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

We purchased the initial 92.42% interest in Airplan for an aggregate price of approximately U.S.$201.6 million, subject to pricing adjustments and pursuant to a series of agreements with the respective shareholders of Airplan. We paid U.S.$69.6 million of the purchase price with cash on hand, and obtained an unsecured loan from BBVA in April 2017 to pay the balance of the purchase price. The loan had a term of one year and an interest rate calculated on the basis of the 28-day TIIE plus 0.60% from July 31 to October 31, 2017; TIIE plus 0.85% from October 31, 2017 to January 31, 2018; TIIE plus 1.10% from January 31 to April 30, 2018 and TIIE plus 1.60% from April 30 to July 31, 2018. This loan was repaid in October 2017 with the proceeds of two loans obtained by us, through Aeropuerto de Cancún, with BBVA and Banco Santander for a principal amount of Ps. 2,000.0 million each. We guaranteed Aeropuerto de Cancún’s obligations under these loans. While the BBVA and Banco Santander loans were outstanding, we and our subsidiaries were not permitted to create any liens upon any of our property, make any fundamental change to our corporate structure or sell any of our assets that exceed more than 10.0% of our consolidated total assets as of the most recent fiscal quarter prior to the sale. These loans further required that we and our subsidiaries maintain a consolidated leverage ratio equal to or less than 3.50:1.00 and a consolidated interest coverage ratio equal to or greater than 3.00:1.00 as of the last day of each fiscal quarter. As of December 31, 2022, 2023 and 2024, the consolidated leverage ratio calculated under this agreement was 1.20:1.00, 1.20:1.00 and 1.20:1.00, respectively. Failure to comply with these covenants would have restricted our ability to pay dividends to our shareholders. The remaining balance on the BBVA loan was repaid on October 13, 2021, and on October 18, 2021, we, Aeropuerto de Cancún, entered into a seven-year loan agreement with BBVA for a principal amount of Ps. 2,000.0 maturing October 2028, with an annual TIIE rate plus an applicable margin. During 2023 we repaid Ps. 150.0 million of the BBVA loan in three equal installments in January, July and October. On September 29, 2021, we prepaid the remaining Ps. 2,000.0 million balance on the Santander loan and concurrently, through Aeropuerto de Cancún, we obtained a three-year term loan from this bank for a principal amount of Ps. 2,650.0 million maturing on September 28, 2024 at a 28-day TIIE rate plus 150 basis points. On March 26, 2025, Aeropuerto de Cancun renegotiated the Santander loan extending the maturity date to September 26, 2025. On November 29, 2022, we prepaid Ps. 650.0 million of the principal amounts outstanding under the Santander loan, resulting in an outstanding balance of Ps. 2,000 million. During 2023, we repaid Ps. 1,325.0 million of the Santander loan in two equal installments in March and September. On June 11, 2024, the Company amended the BBVA loan to extend the maturity date to July 11, 2029 and change the interest rate to a 28-day TIIE rate plus an applicable margin of 1.35 points.

Master Development Programs in Mexico

Under the terms of our Mexican concessions, each of our subsidiary concession holders is required to submit an updated master development plan for approval by the Ministry of Infrastructure, Communications and Transportation every five years. Each master development plan covers a 15-year period and includes investment commitments for the regulated part of our business (including certain capital expenditures and improvements) for the succeeding five-year period and investment projections for the regulated part of our business (including certain capital expenditures and improvements) for the remaining 10 years (indicative investments). Once approved by the Ministry of Infrastructure, Communications and Transportation, these commitments become binding obligations under the terms of our Mexican concessions. Committed investments are minimum requirements, and our capital expenditures may exceed our investment commitments in any period. On December 11, 2023, the Ministry of Infrastructure, Communications and Transportation approved each of our current updated master development plans. These plans came into effect from January 1, 2024 to December 31, 2028.

The following table sets forth our committed investments for the regulated part of our business for each Mexican airport pursuant to the terms of our current master development plans for the periods presented. Even though we have committed to invest the amounts in the table, those amounts could be lower or higher depending on the cost of each project.

Committed Investments

	Committed Investments
	Year ended December 31,
Airport	2024	2025	2026	2027	2028	Totals

	(millions of constant Mexican pesos as of December 31, 2024)(1)
Cancún	2,817.5	4,824.3	5,904.8	4,145.7	5,367.5	23,059.8
Cozumel	130.9	357.8	180.6	31.9	60.1	761.3
Huatulco	109.1	216.6	92.0	128.9	328.9	875.5
Mérida	225.6	194.9	160.7	569.2	890.1	2,040.5
Minatitlán	82.7	79.9	42.7	16.3	26.6	248.2
Oaxaca	205.8	584.5	833.0	462.6	191.2	2,277.1
Tapachula	39.2	101.4	41.4	18.4	52.2	252.6
Veracruz	127.5	158.6	70.5	26.1	79.5	462.2
Villahermosa	98.8	173.9	280.2	27.0	39.6	619.5
Total	3,837.1	6,691.9	7,605.9	5,426.1	7,035.7	30,596.7
(1)	Based on the Mexican construction price index in accordance with the terms of our master development plan.
Note:	As of December 31, 2024, we have invested Ps. 3,837.1 million (which is included in the investment commitments for this period shown above).

The following table sets forth our committed and indicative investments for the regulated part of our business for each Mexican airport pursuant to the terms of our current master development plans for the periods presented.

	Committed Investments	Indicative Investments
	January 1, 2024-	January 1, 2029-	January 1, 2034-
Airport	December 31, 2028	December 31, 2033	December 31, 2038

	(millions of constant Mexican pesos as of December 31,2024)(1)
Cancún	23,059.8	4,672.0	6,274.8
Cozumel	761.3	302.2	400.1
Huatulco	875.5	263.3	382.0
Mérida	2,040.5	845.0	840.1
Minatitlán	248.2	134.1	122.4
Oaxaca	2,277.1	222.0	436.7
Tapachula	252.6	231.0	164.6
Veracruz	462.2	658.6	560.6
Villahermosa	619.5	317.3	302.1
Total	30,596.7	7,645.5	9,483.4
(1)	Based on the Mexican construction price index in accordance with the terms of our master development plan.
Note:	As of December 31, 2024, we have invested Ps. 3,837.1 million (which is included in the investment commitments for this period shown above).

BUSINESS OVERVIEW

We hold concessions to operate, maintain and develop nine airports in the southeast region of Mexico for fifty years from November 1, 1998. As operators of these airports, we charge airlines, passengers and other users fees for the use of the airports’ facilities. We also derive rental and other income from commercial activities conducted at our airports, such as the leasing of space to restaurants and retailers. Our Mexican concessions include the concession for Cancún Airport, which was the second busiest airport in Mexico in 2024 in terms of passenger traffic, and the busiest in terms of international passengers in regular service, according to the AFAC, Mexico’s federal authority on aviation. We also hold concessions to operate the airports in Cozumel, Huatulco, Mérida, Minatitlán, Oaxaca, Tapachula, Veracruz and Villahermosa.

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

On April 10, 2025, we published our Sustainability Report. The purpose of this report is to describe the measures we implemented towards achieving our environmental, social and governance goals, and to set new strategic objectives to the benefit of the company and our stakeholders. The Sustainability Report covers our and our subsidiaries’ operations from January 1, 2024 to December 31, 2024, with a particular focus on human rights, working conditions, environment and anticorruption matters. In 2022, we established a Sustainability Committee that reports to our Board of Directors, in line with our 2021 Sustainability Report. In the short and medium terms (2024-2027), our main sustainability objectives are to work towards emissions reductions and energy efficiency through both on-site and off-site generation of solar power, adopt measures to supplement our water consumption with systems to capture and use rainwater, promote diversity in our workforce and on the company’s Board, aim to achieve equitable pay, and create succession plans for our independent Board members and key executives. In the long term, we intend to make our operations carbon neutral, promote gender equity, align our corporate governance with best practice and increase our participation in and support for local communities. Our Sustainability Report is available on our website at www.asur.com.mx. For the avoidance of doubt, our Sustainability Report is not incorporated in, and should not be viewed as part of, this Annual Report on Form 20-F.

Mexico

Mexico is one of the main tourist destinations in the world. Mexico has historically ranked in the top 10 countries worldwide in terms of foreign visitors, with approximately 38.3 million visitors in 2022, 42.2 million visitors in 2023 and 45.0 million visitors in 2024, according to the Mexican Ministry of Tourism. Within Latin America and the Caribbean, Mexico ranked first in 2022, 2023 and 2024 in terms of number of foreign visitors and income from tourism, according to the World Tourism Organization. The tourism industry is one of the largest generators of foreign exchange in the Mexican economy. Within Mexico, the southeast region (where our airports are located) is a principal tourist destination due to its beaches and cultural and archeological sites, which are served by numerous hotels and resorts.

Cancún and its surroundings were the most frequently visited international tourism destination in Mexico in 2024, according to the Mexican Ministry of Tourism. Cancún Airport represented 76.8%, 75.3% and 73.4% of our Mexican passenger traffic volume and 77.1%, 78.6% and 79.1% of our Mexican revenues in 2022, 2023 and 2024, respectively. As of December 31, 2024, Cancún had 35,507 hotel rooms, according to the Mexican Ministry of Tourism. We believe that Cancún Airport benefits from its proximity to the Mayan Riviera, a 129-kilometer (80-mile) stretch of coastal resorts and hotels that is among Mexico’s most rapidly developing tourism areas. According to Mexican Ministry of Tourism, the Mayan Riviera had 52,158 hotel rooms as of December 31, 2024.

Our Mexican airports served approximately 39.5 million passengers in 2022, approximately 43.5 million passengers in 2023 and approximately 41.4 million passengers in 2024. For year-by-year passenger figures, see “Item 4. Information on the Company—Business Overview—Our Mexican Airports.”

The United States currently is a significant source of passenger traffic volume in our Mexican airports. In 2022, 2023 and 2024 international passengers represented 52.7%, 51.1% and 52.2% respectively, of the total passenger traffic volume in our Mexican airports. In 2022, 2023 and 2024, 63.4%, 61.8% and 62.2%, respectively, of the international passengers in our Mexican airports traveled on flights originating in or departing to the United States. As of December 31, 2024, four Mexican and 15 international airlines, including United States-based airlines such as American Airlines and United Airlines, operated flights, directly or through code-sharing arrangements (where one aircraft has two or more flight numbers of different, allied airlines), that originated from or departed for the United States at our Mexican airports.

The following table sets forth our revenues from our Mexican operations for the period presented.

		Year ended December 31,
	2022		2023		2024

		(thousands of Mexican pesos)
Revenues:
Aeronautical Services	Ps.	9,945,180	Ps.	11,247,569	Ps.	13,915,654
Non-Aeronautical Services		6,297,790		6,906,759		7,056,319
Construction Services		2,268,620		873,574		2,196,717
Total		18,511,590		19,027,902		23,168,690

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

Our revenues from aeronautical services are derived from: passenger charges, landing charges, aircraft parking charges, charges for the use of passenger walkways and charges for the provision of airport security services. Charges for aeronautical services generally are designed to compensate an airport operator for its infrastructure investment and maintenance expense. Aeronautical revenues are principally dependent on three factors: passenger traffic volume, the number of air traffic movements and the weight of the aircraft. In 2022, 2023 and 2024, 55.6%, 59.0% and 59.3% of our consolidated revenues, respectively, were derived from aeronautical services.

Passenger Charges

At our Mexican airports, we collect a passenger charge for each departing passenger on an aircraft (other than diplomats, infants and transfer and transit passengers). We do not collect passenger charges from arriving passengers. Passenger charges are automatically included in the cost of a passenger’s ticket and generally collected twice monthly from each airline. As of March 2024, the charge for international passengers was U.S.$42.0, U.S.$50.8, U.S.$ 41.8, U.S.$ 41.3, U.S.$30.9, U.S.$37.5 and U.S.$38.3, for Cancún, Cozumel, Mérida, Oaxaca, Tapachula, Veracruz and Villahermosa airports, respectively. As of March 2024, the charge for Mexican domestic passengers was Ps. 302.6, Ps. 360.3, Ps. 566.4, Ps. 660.3, Ps. 528.4, Ps. 566.4 and Ps. 579.3, for our Cancún, Cozumel, Mérida, Oaxaca, Tapachula, Veracruz and Villahermosa airports, respectively. As of October 2024, the charge for international passengers was U.S.$46.4 and U.S.$31.5, for Huatulco and Minatitlán airports, respectively. As of October 2024, the charge for Mexican domestic passengers was Ps. 711.7 and Ps. 544.0 for our Huatulco and Minatitlán airports, respectively. International passenger charges are currently dollar-denominated, but generally collected in Mexican pesos based on the average exchange rate during the month prior to the flight. Mexican domestic passenger charges are peso-denominated. In each of 2022, 2023 and 2024, passenger charges at our Mexican airports represented 58.5%, 60.8% and 61.7%, respectively, of our aeronautical revenues and 32.5%, 35.8% and 36.6%, respectively, of our total consolidated revenues. From time to time, including in 2024, we have offered discounts on passenger charges at certain of our airports.

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

Non-aeronautical Services

General

At our Mexican airports, non-aeronautical services have historically generated a proportionately smaller portion of our revenues, but have become an increased source of revenues in recent years. Our revenues from non-aeronautical services are derived from commercial activities (such as the leasing of space in our airports to retailers, restaurants, airlines and other commercial tenants) and access fees charged to providers of complementary services in our airports (such as catering, handling and ground transport). In 2022, 2023 and 2024, 33.8%, 36.0% and 31.6% of our consolidated revenues, respectively, were derived from non-aeronautical services from our Mexican airports as defined under the Mexican Airport Law and from our international airports (Puerto Rico and Colombia) since June 1, 2017 and October 29, 2017, the dates on which we began consolidating the results of Puerto Rico and Colombia, respectively.

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

Commercial Activities

Leading international airports generally generate an important portion of their revenues from commercial activities. An airport’s revenues from commercial activities are largely dependent on passenger traffic, its passengers’ level of spending, terminal design, the mix of commercial tenants and the basis of fees charged to businesses operating in the airport. Revenues from commercial activities also depend substantially on the percentage of traffic represented by international passengers due to the revenues generated from duty-free shopping. We believe that revenues from commercial activities account for 29.2% or more of the consolidated revenues of many leading international airports. Accordingly, a significant part of our business strategy is focused on increasing our revenues from commercial activities in Mexican our airports.

In 2019, we opened seven commercial spaces, all in Cancún. In 2020, we opened four commercial spaces, including one in Cancún, one in Mérida and two in Oaxaca. In 2021, we opened nine commercial spaces, including six in Cancún, one in Cozumel and two in Mérida. In 2022, we opened eleven commercial spaces, including nine in Cancún, one in Cozumel and one in Tapachula. In 2023, we opened 17 commercial spaces, including two in Cancún, one in Cozumel, one in Huatulco, eight in Mérida, four in Oaxaca and one in Veracruz. In 2024, we opened 12 commercial spaces, including two in Huatulco, five in Mérida, one in Minatitlán, two in Tapachula, one in Veracruz and one in Villahermosa.

Within our nine Mexican airports, we leased 611 commercial spaces through 432 contracts with tenants as of December 31, 2024, including restaurants, banks, retail outlets (including duty-free stores), currency exchange bureaus and car rental agencies. Our most important tenants in terms of occupied space and revenue in 2024 were Dufry México and Controladora Mera and its affiliates.

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

Under the Mexican Airport Law, we are required to provide complementary services at each of our Mexican airports if there is no third party providing such services. Each of our Mexican airports has more than one third party provider of complementary services. Minatitlán Airport has the least third-party providers of complementary services with four.

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

Fuel

As part of the amendments that opened Mexico’s airports to private investment, all airport property and installations related to the supply and storage of aircraft fuel were retained by the Mexican Airport and Auxiliary Services Agency (Aeropuertos y Servicios Auxiliares) considering that concession holders were forbidden to provide such services. Pursuant to our Mexican concessions, the Mexican Airport and Auxiliary Services Agency entered into several agreements, under which it was obligated to pay to each of our subsidiary concession holders a fee for access to our facilities equivalent to 1.0% of the service charge for fuel supply. As of January 1, 2015, and as a result of certain structural reforms in Mexico’s constitutional and regulatory framework in connection with, among other things, the energy sector, private parties are now eligible to store, commercialize, distribute and supply fuel in airports to air carriers, air operators and third-party service providers of non-aeronautical services. In order to store, commercialize, distribute and supply fuel in airports, the eligible private parties are currently required to obtain a permit from the Energy Regulatory Commission (Comisión Reguladora de Energía). In addition, third-party service providers of non-aeronautical services are required to obtain a favorable opinion from the Mexican Ministry of Energy (Secretaría de Energía), and the Mexican Ministry of Infrastructure, Communications and Transportation (Secretaría de Infraestructura, Comunicaciones y Transportes) in order to be able to acquire such fuel. Pursuant to the concession titles of our Mexican airports, only the Mexican Airport and Auxiliary Services Agency was entitled to store and supply fuel in our airports. However, on January 26, 2024, we received a notice from the SICT informing that such exclusivity was terminated. As of April 10, 2025, one third-party service provider is currently selling fuel at our Mexican airports.

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

Our Mexican Airports

In 2024, our Mexican airports served a total of 41.4 million passengers, 52.2% of which were international passengers. In 2024, Cancún Airport accounted for 73.4% of our Mexican passenger traffic volume and 79.1% of our Mexican revenues.

All of our Mexican airports are designated as international airports under Mexican law, which indicates that they are equipped to receive international flights and have customs and immigration facilities.

The following table sets forth the number of passengers served by our Mexican airports based on flight origination or destination.

	Passengers by Flight Origin or Destination(1)
	Year ended December 31,
						Percentage
						of total
	2020	2021	2022	2023	2024	2024

	(in thousands )
Región
Mexico(2)	9,423	15,431	19,135	21,669	20,166	48.7%
United States	4,818	10,765	13,197	13,727	13,439	32.4%
Canada	1,110	510	2,112	3,148	3,456	8.3%
Europe	454	918	2,266	2,138	2,014	4.9%
Latin America	724	1,514	2,815	2,785	2,345	5.7%
Total	16,529	29,138	39,525	43,467	41,420	100.0%
(1)	Figures exclude passengers in transit and private aviation passengers.
(2)	Figures include international passengers on domestic flights; in 2024, such passengers accounted for 1.7% of all Mexican domestic passengers.

In 2022, 2023 and 2024, our Mexican domestic passengers traveled to or from Mexico City through Mexico City International Airport (AICM) representing 52.6%, 45.0% and 41.6%, respectively, of our domestic passengers, and through Felipe Ángeles Airport (AIFA), representing 2.1%, 5.1% and 9.5%, respectively, of our domestic passengers.

The following table sets forth the total traffic volume and air traffic movements in our nine Mexican airports for the periods presented.

	Airport Traffic
	Year ended December 31,
	2020	2021	2022	2023	2024

	(in thousands )
Passengers:
Total	16,528.7	29,138.5	39,524.0	43,467.9	41,420.4
Air Traffic Movements
Total	205.6	303.6	360.4	379.2	361.1

The following table sets forth the passenger traffic volume for each of our Mexican airports during the periods indicated:

	Passenger Traffic
	Year ended December 31,
	2020	2021	2022	2023	2024

	( in thousands)
Cancún	12,259.1	22,318.5	30,343.0	32,750.4	30,411.5
Mérida	1,297.3	2,079.5	3,079.6	3,674.1	3,699.9
Veracruz	721.2	1,103.5	1,333.6	1,665.7	1,712.8
Villahermosa	638.5	976.5	1,214.2	1,396.7	1,481.1
Oaxaca	590.8	913.9	1,304.0	1,693.0	1,787.4
Huatulco	402.7	692.2	971.0	914.7	847.2
Cozumel	268.3	531.7	663.3	677.5	713.0
Tapachula	280.5	424.2	503.3	553.7	615.0
Minatitlán	70.3	98.5	112.0	142.1	152.5
Total	16,528.7	29,138.5	39,524.0	43,467.9	41,420.4

The following table sets forth the air traffic movements in each of our Mexican airports during the periods indicated:

	Air Traffic Movements by Airport(1)
	Year ended December 31,
	2020	2021	2022	2023	2024
Cancún	106,678	176,549	214,340	223,284	206,043
Mérida	33,662	39,273	51,589	57,212	56,330
Veracruz	14,624	18,476	19,932	22,195	23,334
Villahermosa	14,049	17,665	19,751	22,915	23,014
Oaxaca	11,804	15,899	18,787	20,842	18,328
Cozumel	9,285	15,146	13,123	11,997	12,718
Tapachula	7,983	9,606	9,706	9,186	9,985
Huatulco	5,178	7,934	9,904	8,325	7,724
Minatitlán	2,329	3,045	3,300	3,196	3,658
Total	205,592	303,593	360,432	379,152	361,134
(1)	Includes departures and landings.

The following table sets forth the air traffic movements in our Mexican airports for the periods indicated in terms of commercial, charter and general aviation:

	Air Traffic Movements by Aviation Category
	Year ended December 31,
	2020	2021	2022	2023	2024
Commercial Aviation	162,859	250,646	298,398	316,992	301,925
Charter Aviation	1,650	3,431	2,217	1,968	2,083
General Aviation(1)	41,083	49,516	59,817	60,192	57,126
Total	205,592	303,593	360,432	379,152	361,134
(1)	General aviation generally consists of small private aircraft.

Cancún International Airport

Cancún International Airport (the “Cancún Airport”) is our most important airport in terms of passenger volume, air traffic movements and contribution to revenues. In 2024, Cancún Airport was the second busiest airport in Mexico in terms of passenger traffic and the first busiest in terms of international passengers in regular service, according to the AFAC. The airport is located approximately 16 kilometers (10 miles) from the city of Cancún, which has a population of 977,491. A substantial majority of the airport’s international passengers (62.7% in 2022, 61.3% in 2023, and 61.5% in 2024) began or ended their travel in the United States. The airport’s most important points of origin and destination are Mexico City, Monterrey, Toronto, Dallas, Houston and Chicago. Due to the airport’s significant number of passengers from the United States, its traffic volume and results of operations are substantially dependent on economic conditions in the United States. See “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—Our business could be adversely affected by a downturn in the economies of the United States or Mexico” and “Item 3. Key Information—Risk Factors— Risks Related to Our Operations—The COVID-19 pandemic has had and could have a negative impact on our operations.”

During 2024, approximately 30.4 million passengers traveled through Cancún Airport through Terminal 2, Terminal 3, which was opened in May 2007 and Terminal 4, which was opened in November 2017.

Cancún is located in the state of Quintana Roo. Cancún and its surroundings were the most visited international tourism destination in Mexico in 2024, according to the Mexican Ministry of Tourism. According to Mexican Ministry of Tourism, the Cancún area had 37,145 hotel rooms as of December 31, 2024. Although Cancún may be reached by land, sea or air, we believe most tourists arrive by air through Cancún Airport. By air, Cancún is approximately one and a half to five hours from most major cities in the United States and 10 to 13 hours from most major European cities.

Cancún is located near beaches, coral reefs, ecological parks and Mayan archeological sites. Cancún Airport serves travelers visiting the Mayan Riviera, which stretches from Cancún south to the Mayan ruins at Tulum, and includes coastal hotels and resorts in the towns of Playa del Carmen, Tulum and Akumal. According to the Mexican Ministry of Tourism, the greater Cancún area (including the Mayan Riviera) was estimated to have an aggregate of 89,304 hotel rooms as of December 31, 2024.

Since most of the airport’s passengers are tourists, the airport’s traffic volume and results of operations are influenced by the perceived attractiveness of Cancún as a tourist destination. See “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—Our business is highly dependent upon revenues from Cancún International Airport.”

The airport’s facilities include a total of 70 aircraft parking stands, 20 of which are remote aircraft parking stands, Terminal 1 (which has been closed since March, 2018), Terminal 2 (which includes a satellite wing), Terminal 3 (which became operational in May 2007 as described below), Terminal 4 (which became operational in November 2017 as described below) and a general aviation building that handles private aircraft. The airport has 70 gates, 40 of which are accessible by passenger walkways. Terminal 2 has 9 gates accessible by passenger walkways, 3 contact gates and 10 remote gates. Terminal 3 has 17 boarding gates accessible by passenger walkways and 6 remote gates. Terminal 4 has 14 boarding gates accessible by passenger walkways and 4 remote gates. The airport has 811 commercial and airport spaces located throughout Terminals 2, 3 and 4 and one bank branch located in Terminal 2.

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

On December 11, 2023, the Ministry of Infrastructure, Communications and Transportation approved our request for a new Master Development Plan for 2024 – 2038 as well as the maximum rates applicable to our Mexican airports, which allowed us to improve and increase the infrastructure of such airports. Consequently, the airport’s passenger handling capacity as of December 31, 2024 was 36.6 million passengers per year.

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

Mérida International Airport

Mérida International Airport (the “Mérida Airport”) serves the inland city of Mérida, which has a population of 987,863, and surrounding areas in the state of Yucatán. Mérida Airport ranked second among our Mexican airports in 2024 in terms of passenger traffic. The substantial majority of this airport’s passengers are domestic. The airport’s primary point of origin and destination is Mexico City. In 2024, approximately 3.7 million passengers traveled through Mérida Airport.

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

In 2022, 2023 and 2024, 24,126, 26,027 and 26,201 metric tons of cargo, respectively, were transported through Mérida Airport, making it is our second airport in terms of cargo volume. In 2022, 2023 and 2024, Mérida represented 29.9%, 34.7% and 35.8%, respectively, of our total cargo volume.

There are currently 51 commercial spaces operating at Mérida Airport. One business is operated by Grupo de Desarrollo del Sureste, S.A. de C.V. (“GDS”) pursuant to a long-term lease contract that terminated on January 1, 2009. This lease allowed GDS to construct and develop the airport’s air cargo terminal. Because GDS continued operating the business notwithstanding the termination of the lease, we initiated legal proceedings to have them evicted. A final judgment was issued in February 2017, terminating the lease agreement and ordering the return of 80,000 leased square meters to us. In December 2017, an area of 78,000 square meters was judicially delivered to us, and in May 2018, we recovered full possession of the building leased to customs agents. However, despite two judgments in our favor, as of April 10, 2025, the return of 14,000 square meters currently in the possession of GDS remains pending.

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

As of April, 2025, the three appeals filed by GDS have been resolved in favor of Mérida Airport, and one amparo is still under review by the Federal Civil and Administrative Court in Merida. Despite the favorable appeals, GDS has filed another appeal alleging that the return of the 14,000 square meters of land is improper because such land is owned by the Mexican Ministry of Finance and Public Credit. We believe this claim will not proceed, as GDS has already exhausted all its judicial remedies in connection with this claim.

In addition to the business formerly operated by GDS, we opened a retail store in the terminal in August 2007 and a car rental company was opened in October 2009. Our concession provides us the right to collect landing charges and parking charges for aircraft using the cargo terminal.

Cozumel International Airport

Cozumel International Airport (the “Cozumel Airport”) is located on the island of Cozumel in the state of Quintana Roo. The airport primarily serves foreign tourists. During 2024, 712,958 passengers traveled through Cozumel International Airport, most of which were international passengers. Cozumel is the most frequently visited destination for cruise ships in Mexico, hosting approximately 2.9 million, 4.1 million and 4.6 million cruise ship visitors in 2022, 2023 and 2024, respectively. Cozumel has one of the world’s largest coral reserves, and many passengers traveling to Cozumel are divers. The airport’s most important points of origin and destination are Mexico City, Houston and Dallas. The island of Cozumel has a population of 112,295.

The airport has a commercial runway with a length of 2,700 meters (1.7 miles). The airport has one main commercial terminal with six boarding positions and a total area of 12,707 square meters (approximately 136.78 thousand square feet). The airport also has a general aviation building for small private aircraft. There are currently 29 commercial spaces operating at Cozumel Airport.

Villahermosa International Airport

Villahermosa International Airport (the “Villahermosa Airport”) is located in the state of Tabasco, approximately 75 kilometers (46.9 miles) from Palenque, a Mayan archeological site. The city of Villahermosa has a population of 1,253,901. Oil exploration is the principal business activity in the Villahermosa area, and most of the airport’s passengers are businesspeople working in the oil industry. During 2024, the airport served approximately 1.5 million passengers, substantially all of which arrived on domestic flights. The airport’s most important points of origin and destination are Mexico City and Monterrey.

As a result of a modernization project carried out in 2006, the airport’s commercial aviation apron was extended by a total of 12,521 square meters (approximately 134.6 thousand square feet), representing an increase of 87.0%. The terminal building was expanded from 5,463 square meters (approximately 58.7 thousand square feet) to 9,584 square meters (approximately 103.2 thousand square feet), representing an increase of 77.0%. There are currently 26 commercial spaces operating at Villahermosa Airport.

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

Oaxaca International Airport

Oaxaca International Airport (the “Oaxaca Airport”) serves the city of Oaxaca, which is the capital of the state of Oaxaca. The city of Oaxaca, located 390 kilometers (243.8 miles) from the Pacific coast, has a population of 462,889. The airport served 1.8 million passengers in 2024, most of which were domestic. The airport’s passengers are primarily Mexican business people and tourists; thus, its passenger volume and results of operations are dependent on Mexican economic conditions. Oaxaca is a picturesque colonial city located near several tourist attractions, including the archeological ruins of Monte Alban and Mitla. The airport’s most important point of origin and destination is Mexico City and Tijuana.

The airport has one runway with a length of 2,450 meters (1.5 miles) and a terminal building with nine contact positions. The airport also includes a general aviation building for small private airplanes with 38 positions and two additional positions for helicopters. There are currently 26 commercial spaces operating at Oaxaca Airport.

Veracruz International Airport

Veracruz International Airport (the “Veracruz Airport”) is located in the city of Veracruz along the Gulf of Mexico. The city of Veracruz has a population of 758,412. Veracruz is one of the busiest ports in Mexico, accounting for 16.0% of all commercial traffic in Mexican ports, according to the Mexican Bureau of Ports, Veracruz accounted for 12.1% of all waterborne cargo handled by Mexican ports in 2024, being one of the main ports that concentrates the largest cargo movement in the country. In 2024, the airport served approximately 1.7 million passengers. Because the airport’s passengers are primarily Mexican business people, its passenger volume and results of operations are dependent on Mexican economic conditions. The airport’s most important points of origin and destination are Mexico City, Guadalajara, Monterrey and Cancún.

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

Huatulco International Airport

Huatulco International Airport (the “Huatulco Airport”) serves the Huatulco resort area in the state of Oaxaca on Mexico’s Pacific coast. Huatulco has a population of 46,520, and was first developed as a tourist resort in the late 1980s. The airport served 847,178 passengers in 2024, most of which were domestic. The substantial majority of the airport’s passengers are international tourists, although the majority arrive through domestic flights and are classified as domestic passengers because of their connection in Mexico City. The airport’s most important point of origin and destination is Mexico City.

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

Tapachula International Airport

Tapachula International Airport (the “Tapachula Airport”) serves the city of Tapachula, which has a population of 390,765 and the state of Chiapas. In 2024, the airport served 614,936 passengers, substantially all of which were domestic. The airport’s passenger volume and results of operations are dependent on Mexican economic conditions since virtually all of its passengers are domestic. The airport’s most important point of origin and destination is Mexico City.

The airport has one runway with a length of 2,000 meters (1.3 miles). The airport has one terminal with two remote boarding positions and two contact positions. The airport also has a general aviation building for small private aircraft with 18 positions and one position for helicopters. There are currently 16 commercial spaces operating at Tapachula Airport.

Minatitlán International Airport

Minatitlán International Airport (the “Minatitlán Airport”) is located near the Gulf of Mexico, 13 kilometers (8.1 miles) from the city of Coatzacoalcos in the state of Veracruz, 11 kilometers (6.9 miles) from the city of Cosoleacaque and 26 kilometers (16.2 miles) from the city of Minatitlán. The metropolitan area comprised of these three cities has a population of 519,882. In 2024, the airport served 152,545 passengers. In 2024, the airport’s passenger traffic has increased due to the development of new projects in the region, such as the Interoceanic Corridor of Tehuantepec (Corredor Interoceánico del Istmo de Tehuantepec), a trade and transit route that connects the Pacific and Atlantic Oceans through a railway system. The airport’s passengers are principally domestic business people drawn by the area’s petrochemical and agriculture businesses. Because the airport’s passengers are primarily Mexican travelers, its passenger volume and results of operations are dependent on Mexican economic conditions. The airport’s most important point of origin and destination is Mexico City.

The airport has one runway with a length of 2,100 meters (1.3 miles). The airport’s main terminal has four remote parking positions. The airport has a general aviation building for small private airplanes with 11 boarding positions and two additional positions for helicopters. There are currently 13 commercial spaces operating at Minatitlán Airport.

Principal Air Traffic Customers of our Mexican Airports

As of December 31, 2024, eight Mexican airlines and 59 international airlines operated flights at our nine airports (including airlines operating solely on a code share basis). A code share arrangement means that airlines that do not fly their own aircraft into our airports arrange to share the passenger space in another airline’s aircraft, with both airlines booking passengers through the same code.

VivaAerobus is the Mexican airline that operates the most flights at our Mexican airports. Among foreign airlines, American Airlines and United Airlines operate the greatest number of flights to and from our Mexican airports. In 2024, American Airlines and United Airlines accounted for 10.1% and 8.4%, respectively, of our revenues.

During late March 2019, Interjet experienced a series of flight delays and cancellations resulting in part from a shortage of employees to serve all of Interjet’s scheduled flights for the period. On December 11, 2020, Interjet stopped all flights and has not resumed operations. Similarly, on February 28, 2023 Viva Air, suspended all flights and it is currently undergoing a liquidation proceeding in Colombia.

The following table sets forth our principal air traffic customers at our Mexican airports based on the percentage of regulated revenues they represented for the years ended December 31, 2022, 2023 and 2024:

Principal Air Traffic Customers of our Mexican Airports

	Percentage of ASUR Mexico Revenues
	Year ended December 31,
	2022	2023	2024
Customer
Aeroenlaces Nacionales, S. A. de C. V. (VivaAerobus)	11.9%	13.4%	14.3%
American Airlines, Inc.	10.4%	8.5%	10.1%
Concesionaria Vuela Compañía de Aviación SAPI de CV (Volaris)	12.0%	12.0%	10.1%
United Airlines, Inc.	8.8%	7.5%	8.4%
Aerovías de México, S. A. de C. V. (Aeromexico)	6.5%	7.8%	7.7%
Delta Air Lines Inc.	5.7%	5.1%	5.5%
Southwest Airlines Co.	4.2%	3.8%	4.6%
Jetblue Airways Corporation	3.4%	2.9%	3.4%
Westjet	1.6%	2.1%	2.7%
Spirit Airlines, Inc.	3.5%	3.0%	2.5%
Aerolitoral, S. A. de C. V. (Aeromexico Connect)	3.6%	2.9%	2.3%
Other	28.4%	31.0%	28.4%
Total	100.0%	100.0%	100.0%

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

The airports in Mexico’s southeast region are operated as follows: (i) the Mexican Airport and Auxiliary Services Agency operates one airport, representing 1.84% of the total passenger traffic in the region; (ii) GAFSACOMM operates five airports, representing 3.95% of the total passenger traffic in the region; (iii) Grupo Aeroportuario de la Ciudad de México (“GACM”) operates one airport, representing 0.69% of the total passenger traffic in the region; and (iv) Grupo Aeroportuario de Chiapas (“GAC”) operates one airport, representing 3.63% of the total passenger traffic in the region.

LMM Airport

We, through Aeropuerto de Cancún, own a 60.0% interest in Aerostar, which was awarded the forty-year LMM Lease for the LMM Airport with an initial term beginning on February 27, 2013. The LMM Airport is located three miles outside of San Juan, Puerto Rico. It is the Caribbean’s largest and busiest airport, offering leisure and business travel to over 59 destinations. The LMM Airport serves the capital of San Juan and it is the primary gateway from Puerto Rico to international destinations and the mainland United States. The LMM Airport is ranked as the eighth largest medium hub facility and the thirty-ninth largest airport in the United States by the FAA based on number of enplanements, as of December 31, 2024. According to the PRPA, in 2022, 2023 and 2024, approximately 10.3 million passengers, 12.2 million passengers and 13.2 million passengers, respectively, traveled through the LMM Airport.

The LMM Airport site covers approximately 1,300 acres of land. It does not face competition from other forms of surface transportation given its island location. The largest competing airport on the island is nearly two hours away by car from San Juan. The LMM Airport is a short driving distance from the largest hotels in Puerto Rico.

The LMM Airport has an estimated capacity to handle up to 10 million enplanements annually, which is more than double its current usage. The LMM Airport is comprised of two runways and five terminals (Terminals A through E). Terminal A, which is the newest facility at the LMM Airport, opened in June 2012. Terminals B through E were constructed in various stages beginning with Terminals D and E in the late 1950s, then Terminal B in the 1980s and Terminal C in the 1990s. Terminal B was closed in November 2013 for remodeling, and we reopened the terminal during the fourth quarter of 2014. Terminal E is not currently in use and Terminal D is currently in use after renovations

In 2017, LMM Airport opened eight commercial spaces. In 2018, eight commercial spaces were opened. In 2019, sixteen commercial spaces were opened. No commercial spaces were opened in 2020 and 2021. In 2022, 8 commercial spaces were opened. In 2023, 4 commercial spaces were opened. In 2024, 5 commercial spaces were opened.

Principal Air Traffic Customers of LMM Airport

As of December 31, 2024, 23 domestic and 15 international airlines were operating directly or through code-sharing arrangements, where two or more airlines share the same flight and each airline publishes and markets the flight under its own flight number, at LMM Airport. Some airlines serve both international and domestic destinations.

As of December 31, 2024, scheduled passenger air services at LMM Airport were provided by 21 airlines (together with regional affiliates and other partners).

The following table sets forth our principal air traffic customers at LMM airport based on the percentage of Puerto Rico regulated revenues they represented for the year ended December 31, 2024.

Principal Air Traffic Customers of LMM Airport

	Percentage of ASUR Puerto Rico Revenues
	Year ended December 31,
	2022	2023	2024
Customer
JetBlue Airways	24%	24%	23%
Frontier Airlines	10%	12%	14%
Spirit Airlines	11%	12%	9%
American Airlines	12%	9%	9%
Delta Air Lines Inc.	6%	8%	8%
Southwest Airlines	8%	7%	7%
United Airlines	7%	7%	7%
Iberia	2%	2%	2%
United Parcel Services	2%	2%	2%
Fedex	3%	2%	2%
Amerijet	2%	2%	2%
Other	13%	13%	15%
Total	100%	100%	100%

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

The COVID-19 outbreak began in December 2019 and caused a significant reduction in passenger traffic at LMM Airport starting in March 2020. During the second, third and fourth quarters of 2020, our passenger traffic in Puerto Rico decreased 63.0% relative to the same period in 2019. During 2024, our passenger traffic in Puerto Rico increased 8.6% relative to 2023, and increased 28.5% relative to the same period in 2022.

In 2024, passengers at LMM Airport traveling to and from the mainland United States represented 88% of total passenger traffic. The LMM Airport’s passenger segments are primarily divided among leisure, visiting friends and relatives and business.

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

Aerostar’s property, business and affairs are managed by an operating board, and certain strategic decisions are left to a member’s board.

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

Colombia

Prior to the outbreak of COVID-19, Colombia was growing as an increasingly popular tourist destination in Latin America. According to the Colombian Ministry of Commerce, Industry and Tourism, Colombia attracted approximately 6.2 million international visitors in 2024, a 12.7% increase compared to the same period in 2023, and approximately 5.5 million international visitors in 2023, a 20.4% increase compared to the same period in 2022. In particular, Medellín and its outskirts, where we operate José María Córdova International Airport and Enrique Olaya Herrera Airport, is one of the most-visited cities in Colombia.

Our Colombian airports served approximately 16.5 million passengers in 2022, approximately 14.9 million passengers in 2023 and approximately 16.7 million passengers in 2024. The increase in passenger traffic during 2024 was mainly driven by a 22.6% and 9.1% increase in international and domestic passenger traffic, respectively, see “—Our Colombian Airports.”

Aeronautical Services

General

Pursuant to Airplan’s 2008 concession agreement, the revenues from our Colombian airports are divided into two categories: regulated and non-regulated. Regulated revenues consist of revenues derived from aeronautical services. Regulated revenues are regulated by the concession agreement managed by the National Infrastructure Agency (Agencia Nacional de Infraestructura), or ANI, and are listed in certain resolutions issued by the Special Administrative Unit of Civil Aeronautics (Unidad Administrativa Especial de Aeronáutica Civil), or Aerocivil. Each aeronautical service is subject to a maximum tariff, established by Aerocivil. In addition, Aerocivil establishes the methodology and mechanisms to update and collect the tariffs. All tariffs are updated annually based on the Colombian consumer price index(Índice de Precios al Consumidor), or the IPC, and a formula set forth in Aerocivil Resolution 04530 of 2007, as amended by Resolutions 02251 of 2016 and Resolution 031 of 2019 as well as in Aeronautical Regulation No.14 (Reglamento Aeronáutico de Colombia). The tariffs on aeronautical services related to international flights, including international passenger charges, are denominated in U.S. dollars and updated annually based on the change in the U.S. consumer price index and a formula set forth in Aerocivil Resolution 04530 of 2007. Our revenues from aeronautical services are primarily derived from passenger charges for the use of terminals, takeoff, landing and aircraft movement charges, charges for boarding bridges and aircraft parking charges.

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

Pursuant to Aerocivil regulations and the concession agreement, José María Córdova, Montería and Quibdó Airports apply the same domestic passenger charge, Enrique Olaya Herrera Airport has its own domestic passenger charge and Carepa and Corozal apply the same domestic passenger charge. José María Córdova and Enrique Olaya Herrera Airports apply the same international passenger charge. International passenger charges are U.S. dollar denominated. As of January 15, 2025, the charge for international passengers was U.S.$ 51 for the José María Córdova and Enrique Olaya Herrera Airports. Colombian domestic passenger charges are Colombian peso denominated. As of January 15, 2025, the charge for Colombian domestic passengers was Ps. 112.4, Ps. 142.4, Ps. 112.4, Ps. 56.2, Ps. 112.4, and Ps. 56.2 for the José María Córdova, Enrique Olaya Herrera, Montería, Carepa, Quibdó and Corozal Airports, respectively. These amounts have been translated at the rate of COP$ 209.92 per Ps. 1.00, which corresponds to the Colombian Peso Market Exchange Rate as of January 15, 2025.

Other Charges

We collect various charges from carriers for the use of our facilities by their aircraft. For each aircraft’s departure and arrival, we collect charges based on the rates set forth in Articles 5, 6 and 7 of Resolution 04530 of 2007, issued by Aerocivil. This resolution sets forth the maximum tariffs charged to domestic and international airlines for their respective flights. We also collect aircraft parking charges based on the time an aircraft is stationed at an airport’s gate or parking position. After three hours have elapsed from the moment an aircraft enters one of our Colombian airports, we collect an hourly parking charge, equal to 5.0% of the máximum tariff established by Aerocivil, for the entire time the aircraft is on our aprons. Airlines are also subject to charges for the connection of their aircraft to our terminals through a boarding bridge. Pursuant to Airplan’s concession agreement and Aerocivil regulations, we are required to provide (without additional charge) firefighting and rescue services at our airports. However, we collect charges from carriers for performing certain activities that require firefighting services,such as the use of firefighting cars for the supply of fuel and for cleaning fuel from platforms.

Non-aeronautical Services

General

Pursuant to Airplan’s concession agreement, revenues from non-aeronautical services are not regulated. Our revenues from non-aeronautical services are derived from commercial activities, automobile parking and ground transport fees.

Commercial Activities

Within our six Colombian airports, we leased 803 commercial premises through 457 contracts with local tenants as of December 31, 2024. Our most important tenants in terms of occupied space and revenue in 2024 were Duty Free Partners Colombia S.A.S., Mera Medellin S.A.S, Aerovías del Continente Americano S.A. (Avianca), Sapia CI S.A.S, Global Lounge Colombia S.A.S., Efectimedios S.A., Organización Terpel S.A., Lasa S.A. Sociedad de Apoyo Aeronáutico S.A., Tampa Cargo, Globoshops S.A.S, among others. In 2021, we provided support to some of our tenants by extending payment terms to 180 days. Our support programs have concluded, and our tenants have returned to paying in accordance within the time stated in their contracts.

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

In the event it is not feasible to reach an agreement with the current fuel suppliers of the corresponding airport, we may enter into an agreement with a third party that will be in charge of operating the fuel distribution system. Under such an agreement, the third-party operator makes a monthly payment to us in exchange for the space we grant it on our airport premises. The third party must also pay a tariff on the volume of fuel supplied to the aircrafts.

Aerocivil establishes safety guidelines and requirements with respect to fuel supply at our Colombian airports.

Our Colombian Airports

In 2024, our Colombian airports served a total of 16.7 million passengers, excluding passengers in transit and private aviation passengers. In 2024, José María Córdova International Airport accounted for 80.5% of our passenger traffic and 89.3% of our revenues, in each case from our Colombian airports.

José María Córdova International Airport in Rionegro and Enrique Olaya Herrera Airport in Medellín are designated as international airports under Colombian aeronautical regulations, which indicates that they are equipped to receive international flights and have customs and immigration facilities.

José María Córdova International Airport

José María Córdova International Airport is the second-busiest airport in Colombia in terms of passenger traffic. The airport is located in Rionegro, approximately 30 minutes from Medellín. Medellín has a population of approximately 2.6 million as of December 31, 2024, and is situated in a valley in the mountainous Antioquia department. The city is an urban center that is home to various businesses, museums, universities and parks. In addition, Medellín hosts an annual flower festival that attracts visitors.

The airport’s most significant points of origin and destination are Bogotá, Cartagena, Santa Marta, Cali, Panama City and Miami, among others. During 2024, approximately 13.4 million passengers traveled through José María Córdova International Airport, including 3.6 million international passengers and 9.8 million domestic passengers.

The following table sets forth the number of international passengers (excluding passengers in transit and private aviation passengers) at José María Córdova International Airport by flight origin or destination.

	International Passenger Traffic
	Year ended December 31,
	2022	2023	2024

	(in thousands )
City:
Panama City	636.0	659.9	732.3
Miami	563.7	458.1	580.0
Fort Lauderdale	197.0	238.8	298.9
Madrid	152.5	216.3	265.2
Mexico City	244.7	235.4	230.7
Lima	144.1	123.6	220.7
Other	849.6	1,043.2	1,319.0
Total	2,787.6	2,975.3	3,646.8

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through José María Córdova International Airport by flight origin or destination.

	Domestic Passenger Traffic
	Year ended December 31,
	2022	2023	2024

	(in thousands)
City:
Bogotá	4,148.1	4,526.8	5,334.7
Cartagena	1,391.8	1,033.4	1,266.2
Santa Marta	982.4	513.6	758.5
Cali	912.7	883.2	756.4
Barranquilla	560.4	435.8	388.3
San Andrés	629.6	319.6	356.6
Other	1,560.5	1,092.1	896.9
Total	10,185.5	8,804.5	9,757.6

The airport’s facilities include spaces for cargo operations. These spaces may be operated by third parties. José María Córdova International Airport currently has one runway, with a length of 3,440 meters (2.1 miles). José María Córdova International Airport was built in 1985 and currently has two terminals (passenger and cargo terminals).

There are currently 208 businesses operating in José María Córdova International Airport.

Enrique Olaya Herrera Airport

Enrique Olaya Herrera Airport also serves the city of Medellín, and was the city’s main airport until the opening of José María Córdova International Airport in 1985. The airport is conveniently located within Medellín city limits and serves domestic flights to cities such as Pereira, Bogotá and Montería. The airport’s primary points of origin and destination are Quibdó, Bogotá, Apartadó, and Montería. In 2024, approximately 1.2 million passengers traveled through Enrique Olaya Herrera Airport.

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through Enrique Olaya Herrera Airport by flight origin or destination.

	Domestic Passenger Traffic
	Year ended December 31,
	2022	2023	2024

	(in thousands)
City:
Quibdó	241.9	227.1	216.3
Bogotá	93.9	190.3	196.8
Apartadó	210.0	162.6	140.4
Montería	68.4	92.2	89.8
Bahía Solano	64.8	71.9	70.3
Pereira	107.5	90.0	66.7
Nuqui	30.0	31.2	51.4
Tolu	35.0	67.4	49.4
Other	412.9	310.1	330.7
Total	1,264.4	1,242.8	1,211.8

The airport’s facilities include spaces for cargo operations. These spaces may be operated by third parties. The airport has one runway, with a length of 1,800 meters (1.1 miles). Enrique Olaya Herrera Airport was built in 1932.

There are currently 123 businesses operating at Enrique Olaya Herrera Airport.

Los Garzones Airport

Los Garzones Airport serves the city of Montería, Colombia. The city of Montería is located in the northern region of Colombia and has a population of 527,456 as of December 31, 2024. The city is located approximately 30 miles from the Caribbean Sea and has an inland seaport connected to the Caribbean Sea by the Sinú River. During 2024, 1.5 million passengers traveled through Los Garzones Airport, including only Colombian domestic passengers. The airport’s primary points of origin and destination are Bogotá and Medellin/Rionegro. The airport serves domestic flights to cities such as Bogotá, Medellín/Rionegro and Barranquilla.

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through Los Garzones Airport by flight origin or destination.

	Domestic Passenger Traffic
	Year ended December 31,
	2022	2023	2024

	(in thousands)
City:
Bogotá	943.7	884.6	1,114.5
Medellín/Rionegro	564.6	384.9	332.5
Barranquilla	19.6	16.1	14.5
Other	41.5	2.5	2.6
Total	1,569.4	1,288.1	1,464.1

The airport’s facilities include spaces for cargo operations. These spaces may be operated by third parties. The airport has one runway, with a length of 2,298 meters (1.4 miles). Los Garzones Airport was built in 1974.

There are currently 39 businesses operating at Los Garzones Airport.

Antonio Roldán Betancourt Airport

Antonio Roldán Betancourt Airport serves the city of Carepa, Colombia. The city of Carepa has a population of 52,184 as of December 31, 2024. During 2024, 180,788 passengers traveled through Antonio Roldán Betancourt Airport. The airport’s primary point of origin and destination is Medellín. The airport serves domestic flights to cities such as Medellín and Bogotá.

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through Antonio Roldán Betancourt Airport by flight origin or destination.

	Domestic Passenger Traffic
	Year ended December 31,
	2022	2023	2024

	(in thousands )
City:
Medellín	233.9	169.5	154.6
Bogotá	21.9	21.4	21.9
Quibdó	5.9	5.3	3.1
Other	1.4	8.9	1.2
Total	263.1	205.1	180.8

The airport’s facilities include spaces for cargo operations. These spaces may be operated by third parties. The airport has one runway, with a length of 1,964 meters (1.2 miles). Antonio Roldán Betancourt Airport was built in 1989.

There are currently 16 businesses operating at Antonio Roldán Betancourt Airport.

El Caraño Airport

El Caraño Airport serves the city of Quibdó, Colombia, located on the Atrato River in the western region of the country. The city of Quibdó has a population of 144,610 as of December 31, 2024. During 2024, 340,695 passengers traveled through El Caraño Airport. The airport’s primary points of origin and destination are Medellín and Bogotá. The airport serves domestic flights to cities such as Medellín and Bogotá.

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through El Caraño Airport by flight origin or destination.

	Domestic Passenger Traffic
	Year ended December 31,
	2022	2023	2024

	( in thousands )
City:
Medellín	256.1	238.5	230.1
Bogotá	64.0	65.3	66.9
Bahía Solano	17.8	15.4	16.0
Calí	12.9	10.8	9.0
Other	29.1	23.5	18.7
Total	379.9	353.5	340.7

The airport’s facilities include spaces for cargo operations. These spaces may be operated by third parties. The airport has one runway, with a length of 1,800 meters (1.1 miles). El Caraño Airport was built in 1957.

There are currently 63 businesses operating at El Caraño Airport.

Las Brujas Airport

Las Brujas Airport serves the city of Corozal, Colombia. The city of Corozal has a population of 71,381 as of December 31, 2024. During 2024, 49,803 passengers traveled through Las Brujas Airport. The airport’s primary point of origin and destination is Medellín. The airport serves domestic flights to cities such as Medellín and Bogotá.

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through Las Brujas Airport by flight origin or destination.

	Domestic Passenger Traffic
	Year ended December 31,
	2022	2023	2024

	( in thousands )
City:
Medellín	20.2	11.4	47.1
Bogotá	35.9	14.9	2.7
Other;	0.2	0.1	—
Total	56.3	26.4	49.8

The airport’s facilities include spaces for cargo operations. These spaces may be operated by third parties. The airport has one runway, with a length of 1,800 meters (1.1 miles). Las Brujas Airport was built in 1939.

There are currently 8 businesses operating at Las Brujas Airport.

Principal Air Traffic Customers of our Colombian Airports

As of December 31, 2024, 13 international and 21 Colombian airlines operated flights at our six Colombian airports.

On February 28, 2023 Viva Colombia suspended its operations due to financial distress and in June, 2023 it commenced a liquidation proceeding, which is ongoing.

Avianca is the Colombian airline that operates the most flights at our Colombian airports. Among foreign airlines, COPA and American Airlines operate the greatest number of flights to and from our Colombian airports.

The following table sets forth our principal air traffic customers at our Colombian airports based on the percentage of revenues they represented for the year ended December 31, 2024.

Principal Air Traffic Customers at Our Colombian Airports

	Percentage of ASUR Colombian Revenues
	Year ended December 31,
	2022	2023	2024
Customer
Aerovías del Continente Americano (AVIANCA)	20.5%	30.1%	31.4%
AeroRepública S.A. (COPA Airlines)	18.6%	23.5%	21.4%
Aerovías de Integración Regional S.A. (LATAM)	8.7%	9.2%	8.6%
American Airlines Inc.	9.7%	5.7%	6.0%
Spirit Airlines Inc.	7.2%	6.1%	5.5%
Empresa Aérea de Servicios y Facilitación Logística Integral (CLIC AIR)	3.2%	3.1%	2.8%
Jet Blue Airways Corporation	1.8%	2.1%	2.2%
Satena	1.3%	1.4%	1.4%
Fast Colombia SAS (Viva Colombia)	17.4%	3.4%	0.0%
Others	11.6%	15.4%	20.7%
	100.0%	100.00%	100.00%
(1)	TACA’s routes were absorbed by Avianca on February 21, 2019.

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

MEXICAN REGULATORY FRAMEWORK

Applicable Law in Mexico

The following are the principal laws, regulations and instruments that govern our business and the operation of our Mexican airports:

●	the General Law of Commercial Corporations, enacted August 4, 1934,
●	the Mexican Communications Law, enacted February 19, 1940,
●	the Federal Labor Law, enacted April 1, 1970,
●	the Customs Law, enacted December 15, 1995,
●	the Value Added Tax Law, enacted December 29, 1978,
●	the Mexican Federal Duties Law, enacted December 31, 1981,
●	the Federal Tax Code, enacted December 31, 1981,
●	the Regulations of the Federal Tax Code, enacted April 21, 1989,
●	the Miscellaneous Resolutions issued by the tax authority, enacted December 29, 2023,
●	the Mexican Civil Aviation Law, enacted May 12, 1995,
●	the Social Security Law, enacted December 21, 1995,
●	the Mexican Airport Law, enacted December 22, 1995,
●	the Regulations to the Mexican Civil Aviation Law, enacted December 7, 1998,
●	the concessions that entitle our subsidiaries to operate our nine airports, which were granted in 1998 and amended in 1999,
●	the Regulations to the Mexican Airport Law, enacted February 17, 2000,
●	the Mexican National Assets Law, enacted May 20, 2004,
●	the Securities Market Law, enacted December 30, 2005,
●	the Income Tax Law, enacted December 11, 2013, and
●	the Federal Economic Competition Law, enacted May 23, 2014.

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

Fines for non-compliance with the Labor Subcontracting Reform may amount up to Ps. 5.6 million. There can be no assurances that these changes will not affect our business, results of operations and financial condition.

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

Committed Investments

	Committed Investments
	Year ended December 31,
Airport	2024	2025	2026	2027	2028	Totals

	(millions of constant Mexican pesos as of December 31,2024)(1)
Cancún	2,817.5	4,824.3	5,904.8	4,145.7	5,367.5	23,059.8
Cozumel	130.9	357.8	180.6	31.9	60.1	761.3
Huatulco	109.1	216.6	92.0	128.9	328.9	875.5
Mérida	225.6	194.9	160.7	569.2	890.1	2,040.5
Minatitlán	82.7	79.9	42.7	16.3	26.6	248.2
Oaxaca	205.8	584.5	833.0	462.6	191.2	2,277.1
Tapachula	39.2	101.4	41.4	18.4	52.2	252.6
Veracruz	127.5	158.6	70.5	26.1	79.5	462.2
Villahermosa	98.8	173.9	280.2	27.0	39.6	619.5
Total	3,837.1	6,691.9	7,605.9	5,426.1	7,035.7	30,596.7

(1)Based on the Mexican construction price index in accordance with the terms of our master development plan.

Note: As of December 31, 2024, we have Ps. 3,837.1 million (which is included in the investment commitments for this period shown above).

The following table sets forth our committed and indicative investments for the regulated part of our business for each Mexican airport pursuant to the terms of our current master development plans for the periods presented.

	Committed Investments	Indicative Investments
	January 1, 2024-	January 1, 2029-	January 1, 2034-
Airport	December 31, 2028	December 31, 2033	December 31, 2038

	(millions of constant Mexican pesos as of December 31,2024)(1)
Cancún	23,059.8	4,672.0	6,274.8
Cozumel	761.3	302.2	400.1
Huatulco	875.5	263.3	382.0
Mérida	2,040.5	845.0	840.1
Minatitlán	248.2	134.1	122.4
Oaxaca	2,277.1	222.0	436.7
Tapachula	252.6	231.0	164.6
Veracruz	462.2	658.6	560.6
Villahermosa	619.5	317.3	302.1
Total	30,596.7	7,645.5	9,483.4

(1)Based on the Mexican construction price index in accordance with the terms of our master development plan.

Note: As of December 31, 2024, we have invested Ps. 3,837.1 million (which is included in the investment commitments for this period shown above).

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

Other sources of revenues at our Mexican airports are not regulated. 56.0%, 61.5% and 62.1% of our Mexican revenues in 2022, 2023 and 2024, respectively, were derived from regulated sources of revenue.

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

	Maximum Rates(1)(2)
	Year ended December 31,
Airport	2024	2025	2026	2027	2028
Cancún	359.90	357.02	354.17	351.34	348.52
Cozumel	461.62	457.93	454.27	450.63	447.03
Huatulco	494.48	490.52	486.60	482.70	478.85
Mérida	306.65	304.20	301.77	299.36	296.96
Minatitlán	543.88	539.54	535.22	530.94	526.69
Oaxaca	362.85	359.94	357.06	354.21	351.37
Tapachula	299.49	297.09	294.72	292.36	290.02
Veracruz	288.30	286.00	283.71	281.44	279.19
Villahermosa	324.04	321.45	318.88	316.33	313.80
(1)	Expressed in adjusted Mexican pesos as of December 31, 2024 based on the Mexican producer price index (excluding petroleum).
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

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the AFAC may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the daily value of the Unit of Measure and Update. As of February, 2025, the daily value of the Unit of Measure and Update was Ps. 113.14. As a result, the maximum penalty as of such date could have been Ps. 5.7 million (U.S.$ 271,245) . In the event that a Mexican concession holder fails to comply with certain terms of its concession, or violates certain other terms of its concession after having been sanctioned at least three times for violation of that concession, the Ministry of Infrastructure, Communications and Transportation is entitled to revoke its concession. We would face similar sanctions for any violations of the Mexican Airport Law or its regulations. A full discussion of circumstances that might lead to a revocation of a concession may be found below at “Penalties and Termination and Revocation of Concessions and Concession Assets.”

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

Penalties and Termination and Revocation of Mexican Concessions and Concession Assets

The Mexican Airport Law provides that sanctions of up to 400,000 times the daily value of the Unit of Measure and Update may be assessed for failures to comply with the terms of a concession. As of February 1, 2025, the daily value of the Unit of Measure and Update was Ps. 113.14. As a result, the maximum penalty as of such date could have been Ps. 45.3 million (U.S.$ 2.2 million).

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

During the months of November and December of 2023, the SICT assigned 11 airport concessions for an indefinite term to GAFSACOMM, which is operated by SEDENA. Such assignments include the right to manage, operate, use and build airports in the states of Veracruz and Quintana Roo, including the Felipe Carrillo Puerto International Airport. On April 30, 2024, the SICT assigned GAFSACCOM a concession for the rights to manage, operate, use, and build the International Airport of the North located in the state of Nuevo Leon. SEDENA also oversees Mexico City’s airport. For more information on the Felipe Carrillo Puerto International Airport, see “Item 3. Key Information—Risks—Risks Relating to our Business—The Mexican government could grant new concessions that compete with our airports, including Cancún International Airport” and “Item 4. Information on the Company—Business Overview—Principal Air Traffic customers of our Mexican Airports—Competition.”

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

In connection with the use, storage and management of hazardous materials, the generation, handling and disposal of hazardous wastes, and soil contamination, the LGPGIR imposes the obligation to remediate soil pollution and also establishes strict joint administrative liability between property owners and parties having possession of the polluted property, or holders of a concession for the use of federal land or property, regardless of which party is responsible for such contamination. However, the polluter pays principle provides non-responsible parties a legal recourse to seek reimbursement from the polluting party in civil courts.

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

On December 19, 2024, the Agreement for the Human Right to Water and Sustainability, entered into by President Sheinbaum, SEMARNAT, the Secretary of Agriculture and Rural Development and CONAGUA was published in the Official Gazette, which aims at establishing public policy and regulatory measures in collaboration with local governments and the private sector in order to improve the efficiency in the use of water in all economic activities, avoid water pollution among others. It is possible that, resulting from this agreement, new regulations regarding the use of water will be enacted that may require the implementation of additional measures by private concessionaries to achieve a more efficient use of water and the quality of wastewater discharges.

Other NOMs establish, for example, the maximum thresholds for air emissions and pollution, list and classification of hazardous wastes and provide for the protection of flora and fauna species, among many other things. PROFEPA and CONAGUA can initiate or bring administrative and criminal proceedings against companies that violate environmental laws, and they have the faculties to order the temporary or permanent shut down of non-complying facilities. Additionally, under the Federal Law of Environmental Responsibility (Ley Federal de Responsabilidad Ambiental), certain third parties, as well as civil organizations, members of affected communities, PROFEPA itself and local environmental enforcement agencies may file environmental damage claims before the district courts. This law provides for a new legal proceeding to demand the reparation of or compensation for environmental damages resulting from unlawful acts or omissions. Under this new law, we could be subject to additional liabilities and penalties.

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

PROFEPA runs a voluntary environmental audit program, by means of which it issued Clean Industry Certificates (Certificados de Industria Limpia) for each one of all our airports in Mexico, later named as Environmental Quality Certificates (Certificado de Calidad Ambiental). These certificates confirm compliance with applicable Mexican environmental laws and regulations and remain valid to this date, as we comply with the requirements to renew these certificates every two years to keep them valid.

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

Other states have established local taxes on the emission of greenhouse gasses, and it is possible that other states where we operate airports will impose new environmental taxes, resulting in higher operation costs that may affect our financial condition.

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

The Federal Aviation Administration’s Airport Investment Partnership Program

The FAA’s Airport Investment Partnership Program, formerly known as the Airport Privatization Program, was established as a means of generating capital for airport improvement and development. Through the program, private companies may own, manage, lease and develop public airports. The 2012 Reauthorization Act (the “2012 Act”) increased the number of airports that can participate in the program from five to ten. The 2012 Act also authorized the FAA to permit up to 10 public airport sponsors to sell or lease an airport with certain restrictions and to exempt the sponsors from certain federal requirements that could otherwise make privatization impractical. Under this program, the airport’s owners or lease holders may be exempt from repayment of federal grants, return of property acquired with federal assistance and the use of proceeds from the airport’s sale or lease to be used exclusively for the airport’s purposes. The 2012 Act also provides that a private operator may receive Airport Improvement Program and discretionary grants, collect Passenger Facility Charges and charge reasonable fees, provided that the airport demonstrates compliance with nine key statutory and regulatory conditions, including applicable Airport Improvement Program grant assurances, Passenger Facility Charges assurances, and assurances that it will not “unjustly discriminate,” that the operation of the airport will not be interrupted, that fees imposed on general aviation operators will not increase faster than fees for air carriers, and that collective bargaining agreements for airport employees will not be abrogated. The pilot program began in September 1997. The 2018 Reauthorization Act (the “2018 Act”) renamed the program the Airport Investment Partnership Program and removed the restriction on the number and type of public airports that may participate. The 2018 Act, among other things, permitted public sponsors and private operators to manage an airport jointly. As of December 31, 2024, there were two approved airports (including the LMM Airport).

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

Role of the Transportation Security Administration

The TSA is an agency of the U.S. Department of Homeland Security that was created after the terrorist attacks of September 11, 2001 to strengthen the security of U.S. transportation systems. The TSA is responsible for security at U.S. airports and has deployed a federal workforce to screen all commercial airlines passengers and baggage. The TSA also regulates aviation security. The TSA employs a risk-based strategy to secure U.S. transportation systems. As of January 2025, the TSA had approximately 50,000 security officers who screened more than 2.5 million passengers each day at nearly 440 federalized airports throughout the United States.

Role of the Puerto Rico Ports Authority

The PRPA is a public corporation and government instrumentality created by Law No. 125 on May 7, 1942. PRPA is the owner and prior operator of the LMM Airport. The PRPA is directed by an Executive Director and a board of directors. It has a Maritime Department and an Aviation Department. In addition to leasing the LMM Airport to Aerostar, the Aviation Department owns and currently operates the Isla Grande, Ponce, Mayaguez, Arecibo, Aguadilla, Culebra, Humacao, Ceiba and Vieques airports (the “Regional Airports”). Between 2019-2020, pursuant to Act 125-1942 and the internal procurement regulations, PRPA ran a procurement process for a seven-year Operations and Maintenance Agreement (“O&M Agreement”) to operate all Regional Airports. Due to budgetary and fiscal constraints, the O&M Agreement was ultimately not executed. Later in 2020, the Puerto Rico Public-Private Partnerships Authority (the “Authority”) commissioned a Desirability and Convenience Study (the “Study”) to explore the feasibility and market interest for private sector participation in the Regional Airports through one or more bundled PPP concessions. The Authority published a public notice on November 21, 2023 requesting comments by December 21, 2023 on the Study to gauge industry interest in the Regional Airports project.

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

The Use Airport Agreements entitle Aerostar to the following total annual contributions from the airlines serving the LMM Airport:

●	For the first partial year of the term (i.e., the year ending December 31, 2013), U.S.$62.0 million multiplied by the number of days of the term in that year over the number of days in that year.
●	For the five full years of the term, U.S.$62.0 million per year.
●	For the remaining full years of the term, the total annual contribution for the prior year, adjusted for inflation based on the U.S. non-core consumer price index. For the year ended December 31, 2024, the total annual contribution was U.S.$ 73.3 million.

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

Aerostar is also required under the Airport Use Agreements to complete certain initial capital projects, such as construction of new access roads and all necessary utilities, relocation of certain terminal baggage inspection facilities, replacement of stairwells in the LMM Airport parking garage, replacement of failed pavement in taxiways, update of airline location signs on access roads and terminal entrances and repair roof leaks in all LMM Airport terminals, among others. These initial capital projects were necessary to bring the condition of the LMM Airport to a high level consistent with the Operating Standards (described below). If the aggregate cost incurred by Aerostar for performing all required initial capital projects is less than U.S.$34.0 million, the Signatory Airlines have the right to require that Aerostar expend an amount equal to the difference between the costs incurred in performing the initial capital projects and U.S.$34.0 million toward completing other capital projects approved by the Signatory Airlines without adjusting the annual contribution the Signatory Airlines must pay Aerostar under the Airport Use Agreements. As of December 31, 2024, most of these initial capital projects have been completed, and those still in process are included in the short to medium term investment plan schedule.

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

COLOMBIAN REGULATORY FRAMEWORK

Applicable Law in Colombia

The following are the principal laws, regulations and instruments that govern the operation of our Colombian airports:

●	the concession that entitles Airplan to operate our Colombian airports, which was granted on March 13, 2008,
●	Law 12 of 1947, enacted on October 23, 1947;
●	Law 80 of 1993, enacted on October 28, 1993;
●	Law 105 of 1993, enacted on December 30, 1993;
●	Law 336 of 1996, enacted on December 20, 1996;
●	Law 1150 of 2007, enacted on July 16, 2007;
●	Law 1955 of 2019, enacted on May 25, 2019;
●	Law 2294 of 2023, enacted on May 19, 2023; and
●	decrees and resolutions governing aeronautical activity enacted by the Colombian Ministry of Transportation and Aerocivil, including the Aeronautical Regulations of Colombia (Reglamentos Aeronáuticos de Colombia), issued by the Aerocivil.

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

The following table presents a summary of the investment commitments for our Colombian airports as of December 31, 2024.

Committed Investments at Our Colombian Airports

Airport	Project Description	Amount Invested (in millions of COP$)	Status as of December 31, 2024
Montería	Runway renovation	10,762.2	Completed
Corozal	Runway renovation	5,757.5	Completed
Medellín (Rionegro)	Runway renovation	28,304.3	Completed
Medellín	Runway renovation	8,321.3	Completed
Quibdó	Runway renovation	16,322.1	Completed
Carepa	Runway renovation	13,622.5	Completed
Medellín (Rionegro)	Expansion of domestic departures passenger terminal	22,588.6	Completed
Medellín (Rionegro)	Expansion of international departures passenger terminal	25,492.5	Completed
Medellín (Rionegro)	Connections building	23,456.5	Completed
Medellín (Rionegro)	Expansion of international platform	37,749.4	Completed
Medellín (Rionegro)	Expansion of cargo terminal	99,725.2	Completed
Quibdó	Expansion of passenger terminal	10,727.7	Completed
Quibdó	Construction of shopping center, hotel and library	75,509.5	Completed
Quibdó	Expansion of runway and platform	86,041.8	Completed
Montería	Expansion of passenger terminal	29,288.8	Completed

Non-mandatory Investments

In 2022, 2023 and 2024, we made certain non-mandatory investments in our Colombian airports, such as the acquisition of furniture, computer equipment, machinery, telecommunications, among others.

The following is a table with the summary of such non-mandatory investments:

	Payment of non-mandatory investments
	( in million )
	2022		2023		2024
Airport	COP	USD(1)	COP	USD(2)	COP	USD(3)
José María Córdova International Airport	2,179.75	0.45	2,015.23	0.53	3,245.88	0.74
Enrique Olaya Herrera Airport	138.91	0.03	385.72	0.10	968.90	0.22
Los Garzones Airport	264.30	0.05	340.10	0.09	216.42	0.05
El Caraño Airport	320.44	0.07	184.67	0.05	815.10	0.18
Antonio Roldán Betancourt Airport	115.29	0.02	316.53	0.08	216.20	0.05
Las Brujas Airport	—	—	271.59	0.07	97.00	0.02
TOTALES	3,018.69	0.62	3,513.84	0.92	5,559.50	1.26

(1)These amounts have been translated at the rate of COP$ 4,810.20 per U.S.$1.00, which corresponds to the Colombian Peso Market Exchange Rate (Tasa de cambio representativa del mercado) as of December 31, 2022.

(2)These amounts have been translated at the rate of COP$ 3,822.05 per U.S.$1.00, which corresponds to the Colombian Peso Market Exchange Rate (Tasa de cambio representativa del mercado) as of December 31, 2023

(3)These amounts have been translated at the rate of COP$ 4,409.15 per U.S.$1.00, which corresponds to the Colombian Peso Market Exchange Rate (Tasa de cambio representativa del mercado) as of December 31, 2024

Ownership Commitments and Restrictions

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

Under Law 1682 of 2013, concession holders assume responsibility for obtaining the necessary administrative authorizations to initiate the activities under the concession agreement, including environmental licenses and permits. According to Law 1682 of 2013 and Decree 1076 of 2015, environmental licenses are only required for new construction activities, while maintenance, rehabilitation and improvement activities related to the concession that do not have environmental impacts do not require environmental licenses other than the applicable permits for the use of renewable natural resources and the environmental plan filed with the ANI. This plan serves as guidance for the ANI and for environmental authorities to perform environmental oversight and follow up on the various concession activities.

Modifications of existing environmental laws and regulations or the adoption of more stringent environmental laws and regulations in Colombia may result in the need for investments that are not currently provided for in our capital expenditures program and may otherwise result in a material adverse effect on our business, results of operations or financial condition.

Law 2173 of 2021 requires that medium and large companies registered in Colombia to develop tree planting programs. These companies, among others, must plant a minimum of 2 trees per employee and conduct additional restoration works at their cost. To date Law 2173 of 2021 has not entered into force as it has not been regulated by Ministry of Environment and Sustainable Development.

On July 11, 2024, by means of Decision C-280 of 2024, the Constitutional Court of Colombia declared the conditional constitutionality of the second paragraph of Article 57 of Law 99 of 1993, requiring private individuals to evaluate change impacts in their Environmental Impact Assessments (EIA). This requirement will be enforceable for environmental license applications or renewals submitted as of August 1, 2025. As of the date of this report, the Ministry of Environment and Sustainable Development has established the generic terms of reference for the preparation of environmental impact studies for climate change impacts from works or activities requiring an environmental license.

On October 15, 2024, the Ministry of Environment and Sustainable Development issued Decree No. 1275 governing environmental matters related to operations and activities carried out in indigenous territories. Pursuant to this decree, indigenous authorities will become part of the governance mechanisms of the National Environmental System as it relates to territorial environmental planning and other regulation, following the guidelines set forth in Article 15 of ILO Convention 169. The decree is however silent in the allocation of powers to authorize or deny environmental permits in indigenous territories.

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

ORGANIZATIONAL STRUCTURE

The following table sets forth our material consolidated subsidiaries as of December 31, 2024, including our direct and indirect ownership interest in each:

Subsidiary	Ownership Interest	Place of Organization
Aeropuerto de Cancún, S.A. de C.V.	100%	Mexico
Aeropuerto de Cozumel, S.A. de C.V.(1)	100%	Mexico
Aeropuerto de Mérida, S.A. de C.V.	100%	Mexico
Aeropuerto de Huatulco, S.A. de C.V.(2)	100%	Mexico
Aeropuerto de Oaxaca, S.A. de C.V.	100%	Mexico
Aeropuerto de Veracruz, S.A. de C.V.(3)	100%	Mexico
Aeropuerto de Villahermosa, S.A. de C.V.	100%	Mexico
Aeropuerto de Tapachula, S.A. de C.V.(4)	100%	Mexico
Aeropuerto de Minatitlán, S.A. de C.V.(5)	100%	Mexico
Aerostar Airport Holdings, LLC (6)	60%	Commonwealth of Puerto Rico
Sociedad Operadora de Aeropuertos Centro Norte S.A.(7)	100%	Colombia
Servicios Aeroportuarios del Sureste, S.A. de C.V.	100%	Mexico
RH Asur, S.A. de C.V.	100%	Mexico
(1)	As of December 31, 2024, Aeropuerto de Cancún, S.A. de C.V., has an 18.1% equity participation in this airport.
(2)	As of December 31, 2024, Aeropuerto de Cancún, S.A. de C.V., has a 18.4% equity participation in this airport.
(3)	As of December 31. 2024, Aeropuerto de Cancún, S.A. de C.V., has a 30.0% equity participation in this airport.
(4)	As of December 31. 2024, Aeropuerto de Cancún, S.A. de C.V., has a 8.7% equity participation in this airport.
(5)	As of December 31, 2024, Aeropuerto de Cancún, S.A. de C.V., has a 20.8% equity participation in this airport.
(6)	As of December 31, 2024, Aeropuerto de Cancún, S.A. de C.V, has a 60.0% equity participation in this entity. On June 1, 2017, we began to consolidate Aerostar results into our financial statements.
(7)	As of December 31, 2023, Aeropuerto de Cancún, S.A. de C.V., has a 100% equity participation in this group. On October 19, 2017, we began to consolidate Airplan results into our financial statements.

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

Overview

We operate nine airports in the southeastern region of Mexico under concessions granted by the Mexican government, six airports in Colombia under concessions granted by the Colombian government and the LMM Airport in San Juan, Puerto Rico. The majority of our revenues are derived from providing aeronautical services, which are generally related to the use of our airport facilities by airlines and passengers. For example, in 2022, 2023 and 2024, 55.6%, 59.0% and 59.3%, respectively, of our total revenues were derived from aeronautical services. Changes in our revenues from aeronautical services are principally driven by passenger and cargo volume at our airports. Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge at our Mexican airports under the price regulation system established by the Ministry of Infrastructure, Communications and Transportation. The system of price regulation that applies to our aeronautical revenues from our Mexican airports allows us to charge up to a maximum rate for each unit of traffic volume (which is measured in workload units) at each airport. Thus, increases in aeronautical services, such as passenger and cargo volume, and therefore the number of workload units that we handle, tend to generate greater revenues.

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

On December 21, 2023, the Supreme Court of Justice rejected the appeal filed by the Aeropuerto Internacional de Bávaro, AIB, S.A.S. against the judgment that suspended the permit to start construction previously issued by the DICA. On January 19, 2024, an appeal for Constitutional Review was brought before the Constitutional Court against the Supreme Court of Justice judgment. As of April 15, 2024, the appeal is still pending.

On January 5, 2024, the President of the Dominican Republic issued a decree repealing the previous decree which had approved the establishment of the Bavaro International Airport. On February 5, 2024 an appeal for reconsideration was filed against such decree. As of April 15, 2025 the appeal is still pending.

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

We participated in a tax amnesty program implemented by the Mexican federal government

When bidding was concluded for the shares of the Mexican airport group that became ASUR, the Ministry of Infrastructure, Communications and Transportation agreed that the concessionaire could amortize the value of the concession at an annual rate of 15.0% for tax purposes. Contrary to this decision, in February 2012, the Ministry of Finance and Public Credit determined that this agreement was invalid and that the rate should instead be 2.0%. We filed an appeal in April 2012 to overturn this determination. In May 2013, while our appeal was pending, the Mexican federal government implemented a tax amnesty program for federal taxes, in which we participated by paying Ps. 128.3 million to settle the claim with the Ministry of Finance and Public Credit solely with respect to income taxes. Our participation in the tax amnesty program, however, had no impact on our separate appeal of the amount of distributions owed by the Company under the mandatory employee statutory profit sharing regime established by Mexican federal labor laws. In September 2023, Quintana Roo’s Tax Authority determined that the Company owed Ps. 99.8 million in distributions under the mandatory employee statutory profit sharing regime. We have appealed this resolution via an annulment action which, as of April 10, 2025, is still pending to be resolved. If we were to lose the appeal, we estimate that we would be required to pay an additional Ps. 99.8 million in distributions under the mandatory employee statutory profit sharing regime.

Passenger Traffic Volume and Composition

Our principal source of revenues at our Mexican and Colombian airports is passenger charges collected from airlines for each passenger departing from the airport terminals we operate (excluding diplomats, infants and transfer and transit passengers). In 2022, 2023 and 2024, passenger charges represented 76.9%, 77.4% and 77.8% of our aeronautical services revenues and 42.8%, 45.7% and 46.1%, respectively, of our consolidated revenues. Accordingly, the main factor affecting our results of operations is the number of passengers using our airports.

Volumes in Mexico

In 2022, 2023 and 2024, approximately 47.3%, 48.9% and 47.8%, respectively, of the passengers traveling through our Mexican airports were domestic. The total number of Mexican domestic passengers for 2024 decreased 6.9% as compared to 2023. In 2022, 2023 and 2024, 52.7%, 51.1% and 52.2% of the passengers traveling through our Mexican airports were international. During 2022, 2023 and 2024, 27.2%, 27.8% and 29.6%, respectively, of our total revenues were derived from passenger charges collected from international passengers traveling through our airports.

Of the international passengers traveling through our Mexican airports, a majority have historically traveled on flights to or from the United States. In 2022, 2023 and 2024, for example, 33.4%, 31.6% and 32.4% of the total passengers and 63.4%, 61.8% and 62.2%, respectively, of the international passengers traveling through our Mexican airports arrived or departed on flights originating in or departing to the United States. As a consequence, our results of operations are substantially influenced by U.S. political, economic and other conditions, particularly trends and events affecting leisure travel and consumer spending. For more information on the potential influence of U.S. political and economic conditions, see “Item 3—Key Information—Risk Factors—Changes in U.S. immigration and border policy could adversely affect passenger traffic to and from Mexico and Colombia.”

In 2024, we had 41.4 million passengers travel through our Mexican airports.

Volumes in Puerto Rico

The majority of passenger traffic volume in the LMM Airport consists of domestic passengers traveling from the mainland United States. In 2024, 88.3% and 11.7% of the passengers traveling through the LMM Airport were domestic and international, respectively. As with Mexico, our results in Puerto Rico are substantially influenced by economic and political developments in the United States. For more information, see “Item 3—Risk Factors—Risks Related to Our Operations—Hurricanes and other natural disasters have adversely affected our business in the past and could do so again in the future.”

In 2024, we had 13.2 million passengers travel through the LMM Airport.

Volumes in Colombia

The majority of passenger traffic volume in our Colombian airports consists of domestic passengers. In 2024, 78.1% and 21.9% of the passengers traveling through our Colombian airports were domestic and international, respectively. Of the international passengers traveling through our Colombian airports, approximately 34.4% traveled on flights originating in or departing to the United States. Similar to Mexico and Puerto Rico, our results in Colombia may be influenced by economic and political developments in the United States.

In 2024, we had 16.7 million passengers travel through our Colombian airports.

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

Revenues from our Mexican and Colombian airports are subject to a “dual-till” price regulation system. Under this system, a substantial portion of our revenues, such as revenues from passenger charges, landing charges, aircraft parking charges and access fees from third parties providing services at our airports, are regulated. Based on our classification of revenues for financial reporting purposes, all of our revenues from aeronautical services and certain of our revenues from non-aeronautical services, such as access fees charged to third parties providing complementary services in our Mexican airports, are regulated by the relevant authorities. The system of price regulation applicable to our Mexican airports establishes an annual maximum rate in pesos for each airport, which is the maximum annual amount of revenues per workload unit (equal to one passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from regulated services. The maximum rates for our Mexican airports have been determined for each year through December 31, 2024. For a description of the latest amendment to the Mexican tariff base regulation effective as of October 2023, see “Item 3. Key Information—Risk Factors— Risks Related to the Regulation of Our Business— The price regulatory system applicable to our Mexican airports imposes maximum rates for each airport—The price regulatory system does not guarantee that our consolidated results of operations, or that the results of operations of any Mexican airport, will be profitable.” Aerocivil in Colombia establishes the fees and tariffs for the provision of aeronautical revenues at our Colombian airports. Each year, our subsidiary Airplan is required to update the fees and tariffs related to its concession, which are then submitted to Aerocivil for its review and approval.

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

In 2022, 2023 and 2024, 56.0%, 61.5% and 62.1%, respectively, of our total revenues from our Mexican operations and 6.6%, 6.5% and 6.5%, respectively, of our revenues from non-aeronautical services at our Mexican airports were earned from regulated sources of revenues. Revenues associated with leased space in our terminals (other than space leased to airlines and other space deemed essential to our Mexican airports by the Ministry of Infrastructure, Communications and Transportation) and construction revenues are currently not regulated under the price regulation system established by the Ministry of Infrastructure, Communications and Transportation in Mexico. In 2024, 73.6% of our total revenues from our Colombian operations were earned from regulated sources of revenues. Aerocivil in Colombia establishes the tariffs applicable to regulated sources of revenue at our Colombian airports.

The following table sets forth our revenues for the years ended December 31, 2022, 2023 and 2024.

	Year ended December 31,
	2022		2023		2024

	(millions of Mexican pesos)
	Amount	Percent	Amount	Percent	Amount	Percent
Regulated Revenues:
Airport Services(1)	14,485.8	57.2%	15,670.4	60.7%	19,050.0	60.8%
Non-regulated Revenues:
Access fees from non-permanent ground transportation(3)	91.6	0.4%	102.0	0.4%	108.9	0.3%
Car parking and related access fees	416.8	1.6%	458.0	1.7%	508.3	1.6%
Other fees	21.7	0.1%	18.7	0.1%	21.4	0.1%
Commercial Services(3)	7,346.4	29.0%	8,017.0	31.0%	8,526.1	27.2%
Other Services	258.9	1.0%	252.7	1.0%	269.8	0.9%
Other Revenues:
Construction Services(2)	2,692.7	10.7%	1,302.6	5.1%	2,848.3	9.1%
Total	25,313.9	100.0%	25,821.4	100.0%	31,332.8	100.0%
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

In 2022, 2023 and 2024, passenger charges at our Mexican airports represented 58.5%, 60.8% and 61.7% of our aeronautical service revenues and 32.5%, 35.8% and 36.6%, respectively, of our consolidated revenues.

Historically, we have set our prices for regulated services at our Mexican airports as close as possible to the maximum rates allowed in any given year, and we expect to pursue this pricing strategy in the future. There can be no assurance that we will be able to collect most of the revenue we are entitled to earn from services subject to price regulation in the future.

As noted above, our regulated revenues at each Mexican airport are subject to a maximum rate established by the Ministry of Infrastructure, Communications and Transportation. To avoid exceeding the maximum rate established at an airport for any given year, we have historically taken measures to ensure that the maximum rates are not exceeded at year end, including reducing prices during the latter part of the year and issuing credit notes or discounts to customers as price adjustments. These price adjustments or discounts constitute a reduction of the selling prices (i.e., the amounts originally billed to customers for services rendered), and therefore, are characterized as a reduction of the related revenues recognized during the year. All discounts and credit notes are issued and recorded in the same year as the service is provided. In, 2022, 2023, and 2024 we did not issue rebates in significant amounts.

Colombian Aeronautical Revenues

Our Colombian airports’ revenues from passenger charges for the use of terminals, takeoff, landing and aircraft movement charges, charges for boarding bridges and aircraft parking charges are regulated by the National Infrastructure Agency pursuant to its concession agreement with our subsidiary Airplan. In 2024, passenger charges at our Colombian airports, represented 12.2% of our consolidated aeronautical revenues and 7.2% of our consolidated revenues. Our subsidiary Airplan charges tariffs to airlines (relating to domestic routes, international routes and development). The tariffs are established by Aerocivil, through Resolution 04530 of 2007 and will expire between 2019 and 2032. As of December 31, 2024, the following airlines at our Colombian airports were subject to such tariffs: Clic, Satena, Moon Flight, Avianca, Aerea, America´s Air, Custom Aviation, Hangar 29, Helijet, Heligolfo, Heliservice, Helistar, Helisur, Pacifica de Aviación, SASA, SARPA, SEARCA, Avianca Ecuador, Aerorepública (COPA), Wingo, LATAM, Spirit, American Airlines, Aeroméxico, Jet Blue, Air Europa, Ara Jet, Jet Smart Chile, Colombia y Perú, Jet Air, Avoir, Ez Air, United Airlines, Tampa Cargo, Fedex, LAN Cargo, among others. See “Item 4—Information on the Company—Business Overview—Colombia.”

Puerto Rican Aeronautical Revenues

As noted above, aeronautical revenues from our LMM Airport are limited by the Airport Use Agreements among Aerostar and the principal airlines serving the LMM Airport. Aeronautical revenues include revenues from passenger charges for the use of terminals, landing and aircraft movement charges and aircraft parking charges. We include aeronautical revenues from LMM Airport in our calculation of total regulated revenues. In 2024, passenger charges at our LMM Airport, represented 3.9% of our consolidated aeronautical revenues and 2.3% of our consolidated revenues.

The following table sets forth our consolidated revenue from aeronautical services from all airports for the years indicated.

Aeronautical Revenue

	Year ended December 31,
	2022		2023		2024

	(millions of Mexican pesos)
	Amount	Percent	Amount	Percent	Amount	Percent
Aeronautical Revenue:
Passenger charges	10,823.9	76.9%	11,789.9	77.4%	14,454.6	77.7%
Landing charges	1,299.1	9.2%	1,391.8	9.1%	1,568.8	8.4%
Aircraft parking charges	1,169.2	8.3%	1,196.3	7.9%	1,594.4	8.6%
Airport security charges	134.4	1.0%	152.1	1.0%	178.0	1.0%
Passenger walkway charges	645.9	4.6%	693.0	4.6%	793.3	4.3%
Total Aeronautical Revenue	14,072.5	100.0%	15,223.1	100.0%	18,589.1	100.0%

The following table sets forth our Mexican revenue from aeronautical services per workload unit for the years indicated. Our Colombian and Puerto Rico airports are not regulated under workload units.

	Year ended December 31,
	2022	2023	2024

	(millions of Mexican pesos)
	Amount	Amount	Amount	Change(1)
Other information:
Total workload units(2)	40.4	44.2	42.4	(4.1)%
Aeronautical Revenue	9,945.2	11,247.6	13,915.7	23.7%
Aeronautical Revenue per workload unit(3)	246.2	254.5	328.2	29.0%
(1)	As compared to the previous year.
(2)	In millions. Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(3)	Aeronautical revenues per workload unit are expressed in Mexican pesos (not millions of Mexican pesos).

The following table sets forth the number of passengers paying passenger charges for the years indicated.

	Year ended December 31,
				% Change
	2022	2023	2024	2023-2024

	(expressed in thousands, except percentages)
Cancun	14,976.3	16,162.8	15,072.7	(6.7)%
Merida	1,515.8	1,812.4	1,828.7	0.9%
Villahermosa	604.6	693.2	732.2	5.6%
Other Mexican airports	2,457.9	2,850.3	2,926.1	2.7%
San Juan	10,311.0	12,197.0	13,247.0	8.6%
Colombia	8,034.8	7,263.0	8,113.9	11.7%
Total	37,900.4	40,978.7	41,920.7	2.3%

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

The following table sets forth our revenue from non-aeronautical activities for the years indicated.

	Non-Aeronautical Revenues
	Year ended December 31,
	2022		2023		2024

	(millions of Mexican pesos)
	Amount	Percent	Amount	Percent	Amount	Percent
Non-aeronautical Services:
Commercial	7,854.7	91.9%	8,576.8	92.3%	9,143.4	92.4%
Leasing of space	7,257.8	84.9%	7,939.4	85.4%	8,373.3	84.6%
Access fee	91.6	1.1%	102.0	1.1%	108.9	1.1%
Other	505.3	5.9%	535.4	5.8%	661.2	6.7%
Non Commercial	694.0	8.1%	719.1	7.7%	751.9	7.6%
Leasing of space	150.3	1.8%	176.4	1.9%	183.4	1.9%
Access fee	296.3	3.5%	335.7	3.6%	345.4	3.5%
Other	247.4	2.9%	207.0	2.2%	223.1	2.3%
Total Non-aeronautical Revenue	8,548.7	100.0%	9,295.9	100.0%	9,895.3	100.0%

The following table sets forth other information about our passengers and revenues for the years indicated:

	Year ended December 31,
	2022	2023	2024

	(millions of Mexican pesos)
	Amount	Amount	Amount	Change(1)
Other information:
Total Terminal Pasengers(2)	66.3	70.6	71.3	1.0%
Total Non-aeronautical revenues	8,548.7	9,295.9	9,895.3	6.4%
Non-aeronautical revenue per terminal passenger(3)	128.9	131.6	138.7	5.4%
(1)	As compared to previous year.
(2)	In millions. Excludes transit and general aviation passengers.
(3)	Revenue per passenger amounts are expressed in Mexican pesos (not millions of Mexican pesos).

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

The following table sets forth our revenue from commercial activities for the years indicated.

	Year ended December 31,
	2022	2023	2024

	(millions of Mexican pesos)
	Amount	Amount	Amount	Change
Commercial Revenues:
Duty-Free Shops	2,493.9	3,118.1	3,177.7	1.9%
Food and Beverage	1,243.6	1,419.9	1,457.7	2.7%
Retail Stores	1,424.6	1,073.1	1,183.1	10.3%
Advertising Revenues	151.7	206.9	236.6	14.4%
Parking Lots	416.8	458.0	508.3	11.0%
Car Rental Companies	1,110.9	1,230.5	1,404.5	14.1%
Banking and Currency Exchange services	102.8	103.3	98.5	(4.6)%
Teleservices	15.5	16.1	16.1	0.0%
Ground Transportation	131.7	144.7	166.5	15.1%
Other Services	763.2	806.2	894.4	10.9%
Total	7,854.7	8,576.8	9,143.4	6.6%

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

	Year ended December 31,
	2022	2023	2024

	(millions of Mexican pesos)
	Amount	Amount	Amount	Change
Non-aeronautical Services:(1)
Commercial	7,406.9	8,089.1	8,602.0	6.3%
Commercial Revenues:(2)
Parking Lots	416.8	458.0	508.3	11.0%
Other Services	31.0	29.7	33.1	11.4%
Total	7,854.7	8,576.8	9,143.4	6.6%
(1)	Classified according to the requirements of the Ministry of Infrastructure, Communications and Transportation.
(2)	Classified according to IFRS.

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

The following table sets forth our operating costs and certain other related information for the years indicated.

Operating Costs

	Year ended December 31,
	2022	2023	2024

	(millions of Mexican pesos)
	Amount	Amount	Amount	Change
Operating Costs:
Cost of services:
Employee costs	1,070.8	1,326.9	1,513.1	14.0%
Maintenance	596.8	815.8	829.5	1.7%
Safety, security and insurance	480.3	705.6	864.0	22.4%
Utilities	576.0	529.0	579.0	9.5%
Other	1,131.1	1,298.2	1,578.0	21.6%
Total cost of services	3,855.0	4,675.5	5,363.6	14.7%
Costs of construction	2,692.7	1,302.6	2,848.3	118.7%
General and administrative expenses	287.1	319.2	319.6	0.1%
Technical assistance fees	643.9	715.5	400.8	(44.0)%
Government concession fees	1,424.1	1,496.1	2,557.7	71.0%
Depreciation and amortization:
Depreciation(1)	167.1	147.1	178.6	21.4%
Amortization	1,892.1	1,922.1	2,144.4	11.6%
Total depreciation and amortization	2,059.2	2,069.2	2,323.0	12.3%
Total operating costs	10,962.0	10,578.1	13,813.0	30.6%
Other Information:
Total workload units(2)	40,406.8	44,220.1	42,375.8	(4.2)%
Cost of services per workload unit(3)	58.0	61.5	68.4	11.2%
Cost of services margin(4)	12.7%	14.3%	12.5%	(12.4)%
(1)	Reflects depreciation of fixed assets.
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

Employee Statutory Profit Sharing

Employee Profit Sharing in Mexico

We are subject to the PTU established by Mexican federal labor laws. Under this regime, 10.0% of a company’s unconsolidated annual profits, as calculated for tax purposes, must be distributed among its employees in Mexico other than the chief executive officer. The PTU to be paid to each employee is capped to the sum of three-monthly salaries or the average of the PTU received by the employee in the last three years, whichever is higher. We committed, as part of our 2008 personnel reorganization, to pay each of our unionized employees a minimum payment of Ps. 17,500 per year for continued service. These amounts are paid and expensed at the end of each year and are included in our cost of services. In 2022, 2023 and 2024, we calculated our obligations in respect of employee statutory profit sharing amount to be Ps. 104.7 million, Ps. 98.6 million and Ps. 122.6 million, respectively. Additionally, the amount of Ps. 21.3 million was paid to unionized employees for the year ended December 31, 2024, and is recorded as a cost of service.

Employee Profit Sharing in Puerto Rico

The LMM Airport is not subject to an employee profit sharing regime.

Employee Profit Sharing in Colombia

We are not subject to an employee profit sharing regime in Colombia.

Technical Assistance Fee

Under a technical assistance agreement in Mexico, ITA provides management and consulting services and transfers technical assistance, technological and industry knowledge, as well as experience to us for a fee. Our results of operations reflect the accrual of the technical assistance fee to ITA under the technical assistance agreement. The technical assistance fee is equal to the greater of U.S.$2.0 million, adjusted for U.S. inflation, or 5.0% of our consolidated earnings before comprehensive financing costs, income taxes and depreciation and amortization (calculated prior to deducting the technical assistance fee) up to December 31, 2023. When calculating our technical assistance fee, we only consider earnings from our Mexican airports.

As of January 1, 2024, the technical assistance fee´s rate was reduced to 2.5%.

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

In addition, in May 2023, we have entered into an investment agreement with Bávaro International Airport AIB, S.A.S. (AIB), CVC One, Inc., Grupo Abrisa, S.R.L., Muñoz Investment Banking Group Fund, LLC, Abraham Jorge Hazoury Toral and Alberto Alejandro Durán Santana for purposes of developing, constructing and operating an international airport in Bavaro, Dominican Republic. We expect to maintain a 25% stake in the venture with a total estimated investment amount of U.S.$66.0 million once construction is completed. See “Item 3. Key Information—Risk Factors— Risks Related to Our Buinsess— Our business could be adversely affected by a downturn in the economies of the United States, Mexico or Colombia.”

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

International Tax Reform

The Organization for Economic Co-operation and Development (OECD) published the International Tax Reform – Pillar 2 Model Rules - Amendments to IAS 12. These amendments stem from the digitalization of the economy and the global effort to combat tax base erosion and profit shifting (BEPS). The rules are designed to ensure that large multinational companies, subject to these regulations, pay a minimum level of taxes on the income they generate in each jurisdiction where they operate. The rules implement a system of supplementary taxes that increase the total amount of taxes paid on an entity’s excess profits, ensuring it reaches the minimum rate of 15%.

The Company operates in three jurisdictions: Mexico, Colombia, and Puerto Rico, with plans to expand into the Dominican Republic within the next two years. While the Company is not subject to the Second Pillar model rules, as legislation has not been enacted yet in the jurisdictions where it operates the Company has started analyzing the potential future impact of these rules implemented. In Mexico and Colombia, the Company estimates no significant impact, as the effective tax rates in both countries exceed the 15% minimum rate established by the Second Pillar model rules. In Puerto Rico, the tax rate is lower than the stipulated minimum rate (10%) and is set by the concession agreement. The Puerto Rico Treasury Department is currently in the process of contracting international tax consulting services to implement the global minimum corporate tax agreement. Regarding operations in the Dominican Republic, the Company will assess the impact once it begins its activities there.

The Company has adopted the mandatory exception to recognize and disclose information about deferred tax assets and liabilities arising from Second Pillar income taxes as provided in the amendments to IAS 12 issued in May 2023.

Taxation in Puerto Rico

Pursuant to our agreement with the Treasury Department of Puerto Rico and the Public Private Partnership Law, our operations at the LMM Airport are subject to a 10.0% income tax. Earnings distributions and profits derived from the LMM Airport that are covered by the LMM Lease are also subject to a 10.0% tax.

In 2024, the Company received approximately 50% of the tax losses from previous years from its subsidiary Aerostar for an amount of Ps.126,662. As of December 31 , 2024, Aerostar still has tax losses for which deferred income tax has not been recognized given that there is still no reasonable certainty of their recovery in future years.

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

Furthermore, the Colombian Government submitted a new tax reform bill to the Colombian Congress in September 2024 which was rejected in December 2024. The bill proposed several changes such as: (i) increasing the equity tax rates up to 2%, reducing the equity tax threshold, (iii) including Colombian entities as taxpayers (but only in respect of their non-productive fixed assets), (iv) increasing long-term capital gains tax rate from 15% to 20%, (v) increasing individual’s maximum income tax rate from 39% to 41%, (vi) increasing the minimum corporate income tax from 15% to 20% and (vi) increasing the national carbon tax.

On February 14, 2025, the Colombian Government issued Decree 175 introducing three temporary changes to the tax legislation that will apply until December 31, 2025: value added tax on online betting and gambling games, a new tax on the extraction of hydrocarbons and coal and the reintroduction of stamp tax. Stamp taxes will apply to public instruments and private documents that (i) are executed in Colombia outside of Colombia but creating obligations in the country, (ii) are executed by a public entity, a legal entity or a merchant with an income or gross assets exceeding 30,000 UVT in the previous year, (iii) creates, assigns or terminates obligations exceeding 6,000 UVT. The stamp tax rate is 1% of the total amount of the contract, and is deductible for corporate income tax purposes.

The Company’s overall income taxes for 2022, 2023 and 2024 are as follows:

Income Tax

	Year ended December 31,
	2022	2023	2024

	(millions of Mexican pesos)
	Amount	Amount	Amount	Change
Income Tax
Current Income Tax	3,342.3	3,885.3	5,691.9	46.5%
Deferred Income Tax	96.5	58.8	650.5	1,006.3%
Total Income Tax	3,438.8	3,944.1	6,342.4	60.8%
Current Asset Tax	0.0	0.0	0.0	—
Total Asset Tax	0.0	0.0	0.0	—
Total Income Tax	3,438.8	3,944.1	6,342.4	60.8%

In 2025, the general VAT tax rate applicable in Colombia is 19% and calculated and paid generally on a bimonthly basis. Companies that engage in the business of selling goods, rendering services, leasing, importing or exporting goods are subject to VAT (subject to certain exemptions and exclusions).

The VAT accrued or paid on purchases of goods and services used in income generating activities in Colombia that could be treated as a cost or expense for income tax purposes, can be credited against the VAT invoiced in sales to clients. VAT accrued on purchases of goods and services used in income generating activities that are not subject or are excluded from VAT will not be creditable and will become a higher cost to the company. In the case that the VAT paid exceeds the VAT collected in a given period, companies may offset the VAT favorable balance against future VAT collected from sales to clients. Only in certain cases can the excess can be claimed as a refund.

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

According to the 2016 tax reform, for the fiscal year ended December 31, 2022, dividends tax applied as follows:

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

(b) For Colombian individuals, Article 242 of the Colombian Tax Code stated that (i) as of fiscal year 2017, dividends paid or accrued out of profits taxed at the corporate level would be subject to a 0%, 5% or 10% dividend tax, or if not previously taxed at the corporate level, would be subject to a 35% withholding tax (recapture tax) and (ii) for fiscal years 2019 and 2020-2022, the dividend tax would be 7.5% and 10% respectively subject to a threshold, and the recapture tax would be the general corporate income tax.

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

Following the enactment of Law 2277 in 2022, for the fiscal year ending December 31, 2023 onwards, dividends tax applies as follows:

(a) For non-resident shareholders, Article 245 of the Colombian Tax Code sets forth  (i) a 20% dividend tax for dividends paid out of profits that were taxed at the corporate level and accrued as of January 1, 2017; (ii) no dividend tax on dividends paid out of profits that accrued until December 31, 2016 and were taxed at the corporate level; (iii) a withholding tax at the statutory corporate income tax rate (35% as of 2022) on dividends distributed from profits not taxed at the corporate level, if the dividend is paid out of profits that accrued as of January 1, 2017, plus an additional 20% dividend tax on the resulting amount after applying the initial corporate income withholding tax rate, and (iv) a withholding tax at 33% on dividends distributed from profits not taxed at the corporate level if the dividend is paid out of profits that accrued before January 1, 2017, plus an additional 20% dividend tax on the resulting amount after applying the initial corporate income withholding tax rate.

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

The Double Taxation Treaty in effect between Colombia and Mexico eliminates the aforementioned dividend tax when the recipient of the dividends is a Mexican resident and those dividends are not attributable to a permanent establishment of the recipient in Colombia. However, when the dividends are paid out of profits that were not subject to income tax at the level of the Colombian entity distributing them, they may still be subject to a 33% withholding tax.

Effects of Inflation and Economic Changes

The following table sets forth, for the periods indicated:

●	the Mexican inflation rate;
●	the Colombian inflation rate;
●	the U.S. inflation rate;
●	the percentage that the Mexican gross domestic product, or GDP, changed as compared to the previous period; and
●	the percentage that the Colombian GDP changed as compared to the previous period.

	Year ended December 31,
	2022	2023	2024
Mexican inflation rate(1)	7.8%	4.7%	4.2%
Colombian inflation rate	13.1%	9.3%	5.2%
U.S. inflation rate(2)	6.4%	3.4%	2.9%
Increase (decrease) in Mexican GDP(3)	3.7%	3.3%	1.3%
Increase (decrease) in Colombian GDP	7.5%	1.0%	1.7%
(1)

Based on changes in the Mexican consumer price index from the previous period, as reported by the Banco de Mexico. The Mexican consumer price index at year end was 126.5 in 2022, 132.4 in 2023 and 137.9 in 2024.

(2)	As reported by the U.S. Department of Labor, Bureau of Statistics.
(3)	In real terms, as reported by the National Institute of Statistics and Geography (INEGI) as of April 10, 2025.

The general condition of the Mexican economy, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect our business and operating results. For a detailed description of the risks associated with changes to the economy, inflation and interest rates, see “Item 3. Key Information—Risk Factors—Risks Related to Our Operations.”

Effects of Fluctuation

The following table sets forth, for the periods indicated, the percentage that the Mexican peso depreciated or appreciated against the U.S. dollar.

	Year ended December 31,
	2022	2023	2024
Depreciation (appreciation) of the Mexican peso as compared to the U.S. dollar(1)	(4.9)%	(13.1)%	22.9%
(1)

Based on the Official Journal Federation exchange rate for Mexican pesos, at the end of each period, which were as follows: Ps.19.472 as of December 31, 2022 , Ps. 16.919 as of December 31, 2023 and Ps. 20.786 as of December 31, 2024.

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

Operating Results by Airport

The following table sets forth our results of operations for the periods indicated:

Operating Results

	Year ended December 31,
	2022		2023		2024
	Airport	Per	Airport	Per	Airport	Per
	Operating	Workload	Operating	Workload	Operating	Workload
	Results	Unit(1)	Results	Unit(1)	Results	Unit(1)
	(millions of		(millions of		(millions of
	Mexican	(Mexican	Mexican	(Mexican	Mexican	(Mexican
	pesos)	pesos)	pesos)	pesos)	pesos)	pesos)
Cancún(2):
Revenues before solidarity agreement(3):
Aeronautical services	7,515.7	244.0	8,167.8	246.8	10,414.2	337.0
Non-aeronautical services	5,854.3	190.1	6,373.8	192.6	6,424.7	207.9
Construction services	910.8	29.6	415.7	12.6	1,488.9	48.2
Total revenues before solidarity agreement	14,280.8	463.7	14,957.3	452.0	18,327.8	593.1
Expenses before solidarity agreement	(4,913.2)	(159.5)	(4,971.2)	(150.2)	(6,725.7)	(217.6)
Net operating income before solidarity agreement	9,367.6	304.2	9,986.1	301.8	11,602.1	375.5
Solidarity agreement revenues	0.0	0.0	0.0	0.0	0.0	0.0
Solidarity agreement expenses	(347.7)	(11.3)	(375.8)	(11.4)	(444.9)	(14.4)
Net operating income after solidarity agreement	9,019.9	292.9	9,610.3	290.4	11,157.2	361.1
Mérida:
Revenues before solidarity agreement:
Aeronautical services	799.7	242.3	1,066.4	273.4	1,122.0	280.5
Non-aeronautical services	168.8	51.2	232.5	59.6	268.6	67.2
Construction services	553.4	167.7	64.6	16.6	177.3	44.3
Total revenues before solidarity agreement	1,521.9	461.2	1,363.5	349.6	1,567.9	392.0
Expenses before solidarity agreement	(962.7)	(291.7)	(562.8)	(144.3)	(797.5)	(199.2)
Net operating income before solidarity agreement	559.2	169.5	800.7	205.3	770.4	192.8
Solidarity agreement revenues	0.0	0.0	0.0	0.0	0.0	0.0
Solidarity agreement expenses	—	—	(37.4)	(9.6)	(41.5)	(10.4)
Net operating income after solidarity agreement	559.2	169.5	763.3	195.7	728.9	182.4
Villahermosa:
Revenues before solidarity agreement:
Aeronautical services	316.4	243.4	404.4	269.6	462.3	288.9
Non-aeronautical services	64.6	49.7	73.9	49.3	85.4	53.4
Construction services	105.7	81.3	76.4	50.9	88.5	55.3
Total revenues before solidarity agreement	486.7	374.4	554.7	369.8	636.2	397.6
Expenses before solidarity agreement	(283.2)	(217.8)	(276.2)	(184.1)	(326.2)	(203.8)
Net operating income before solidarity agreement	203.5	156.6	278.5	185.7	310.0	193.8
Solidarity agreement revenues	0.0	0.0	0.0	0.0	0.0	0.0
Solidarity agreement expenses	(10.7)	(8.2)	(14.5)	(9.7)	(16.4)	(10.3)
Net operating income after solidarity agreement	192.8	148.4	264.0	176.0	293.6	183.5
Other Mexican Airports(4):
Revenues before solidarity agreement:
Aeronautical services	1,313.3	268.0	1,609.0	282.3	1,917.1	324.9
Non-aeronautical services	210.1	42.9	226.6	39.8	277.6	47.1
Construction services	698.7	142.6	316.9	55.6	442.1	74.9
Total revenues before solidarity agreement	2,222.1	453.5	2,152.5	377.7	2,636.8	446.9
Expenses before solidarity agreement	(1,444.7)	(294.8)	(1,136.3)	(199.4)	(1,412.4)	(239.4)
Net operating income (loss) before solidarity agreement	777.4	158.7	1,016.2	178.3	1,224.4	207.5
Solidarity agreement revenues	0.0	0.0			0.0	0.0
Solidarity agreement expenses	(40.5)	(8.3)	(49.6)	(8.7)	(60.7)	(10.3)
Net operating (loss) income after solidarity agreement	736.9	150.4	966.6	169.6	1,163.7	197.2
San Juan:
Revenues:
Aeronautical services	2,100.3	N/A	2,029.9	N/A	2,208.1	N/A
Non-aeronautical services	1,598.6	N/A	1,729.9	N/A	1,981.7	N/A
Construction services	411.2	N/A	414.5	N/A	626.2	N/A
Total revenues	4,110.1	N/A	4,174.3	N/A	4,816.0	N/A
Expenses	(2,306.5)	N/A	(2,544.5)	N/A	(3,287.5)	N/A
Net operating income (loss)	2,149.8	N/A	1,629.8	N/A	1,528.5	N/A
Colombian Airports(5):
Revenues:
Aeronautical services	2,027.1	N/A	1,945.6	N/A	2,465.4	N/A
Non-aeronautical services	652.3	N/A	659.2	N/A	857.3	N/A
Construction services	12.9	N/A	14.5	N/A	25.4	N/A
Total revenues	2,692.3	N/A	2,619.3	N/A	3,348.1	N/A
Expenses	(1,458.8)	N/A	(1,534.9)	N/A	(1,807.2)	N/A
Net operating income (loss)	1,233.5	N/A	1,084.4	N/A	1,540.9	N/A
Holding & Service Companies(6):
Revenues before solidarity agreement:
Other(7)	473.7	N/A	502.8	N/A	593.5	N/A
Total revenues before solidarity agreement	473.7	N/A	502.8	N/A	593.5	N/A
Expenses before solidarity agreement	(67.1)	N/A	(55.0)	N/A	(50.0)	N/A
Net operating income before solidarity agreement	406.6	N/A	447.8	N/A	543.5	N/A
Solidarity agreement revenues	398.9	N/A	477.3	N/A	563.5	N/A
Solidarity agreement expenses	0.0	N/A	0.0	N/A	0.0	N/A
Net non after solidarity agreement	805.5	N/A	925.1	N/A	1,107.0	N/A
Consolidation Adjustment(8):
Total Revenues	(873.1)	N/A	(980.1)	N/A	(1,157.0)	N/A
Expenses	873.1	N/A	980.1	N/A	1,157.0	N/A
Total:
Revenues:
Aeronautical services	14,072.5	N/A	15,223.1	N/A	18,589.1	N/A
Non-aeronautical services	8,548.7	N/A	9,295.9	N/A	9,895.3	N/A
Construction services	2,692.7	N/A	1,302.6	N/A	2,848.4	N/A
Total revenues	25,313.9	N/A	25,821.6	N/A	31,332.8	N/A
Expenses	(10,962.0)	N/A	(10,578.1)	N/A	(13,813.0)	N/A
Net operating income	14,698.1	N/A	15,243.5	N/A	17,519.8	N/A

(1)	Under the regulation applicable to our aeronautical revenues in Mexico, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(2)	Reflects the results of operations of our Cancún Airport and two Cancún airport services subsidiaries on a consolidated basis.
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

Consolidated Operating Results

	Year Ended December 31,
	2022		2023		2024

	(thousands of Mexican pesos)
Revenue:
Aeronautical services	Ps.	14,072,517	Ps.	15,223,096	Ps.	18,589,161
Non-aeronautical services		8,548,671		9,295,915		9,895,327
Construction services		2,692,694		1,302,633		2,848,299
Total revenue		25,313,882		25,821,644		31,332,787
Operating Costs and Expenses:
Cost of services		(3,855,016)		(4,675,525)		(5,363,551)
Administrative expenses		(287,061)		(319,200)		(319,638)
Costs of construction		(2,692,694)		(1,302,633)		(2,848,299)
Technical assistance fee(1)		(643,891)		(715,462)		(400,838)
Government concession fee(2)		(1,424,066)		(1,496,142)		(2,557,671)
Depreciation and amortization		(2,059,237)		(2,069,157)		(2,322,984)
Goodwill impairment		—		—		—
Total operating expenses		(10,961,965)		(10,578,119)		(13,812,981)
Other income		346,232		—		—
Operating profit		14,698,149		15,243,525		17,519,806
Comprehensive Financing Result:
Interest income, net		(405,257)		223,455		788,357
Exchange gains (losses), net		(208,159)		(837,208)		2,072,490
Net comprehensive financing income (cost) result		(613,416)		(613,753)		2,860,847
Participation in the results of joint ventures accounted for by the equity method		—		(9,685)		(7,760)
Income before taxes		14,084,733		14,620,087		20,372,893
Provision for taxes		(3,438,809)		(3,944,143)		(6,342,455)
Net income		10,645,924		10,675,944		14,030,438
Other Operating Data:
Operating margin(3)		58.1%		59.0%		55.9%
Net margin(4)		42.1%		41.3%		44.8%
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

Results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023

Revenues

Total consolidated revenues for 2024 were Ps. 31,332.8 million, 21.3% higher than the Ps. 25,821.6 million recorded in 2023. The increase in total revenues resulted from an increase of 22.1% in aeronautical revenues, 6.4% in non-aeronautical revenues and 118.7% in construction revenues, primarily due to a 1.1% increase in passenger traffic. Total Mexican revenues per workload unit increased 2.7% from Ps. 430.5 million in 2023 to Ps. 546.7 million in 2024, due mainly to a 161.6% increase in revenues for construction services per workload unit, which are based on capital improvements to concessioned assets and are not directly related to passenger traffic.

Our consolidated revenues from aeronautical services increased 22.1% from Ps. 15,223.1 million in 2023 to Ps. 18,589.2 million in 2024, due primarily to a 1.1% increase in passenger traffic. Revenues from passenger charges increased 22.6% from Ps. 11,789.9 million in 2023 (77.4% of our aeronautical revenues during the period) to Ps. 14,454.6 million in 2024 (77.8% of our aeronautical revenues during the period), which reflect the increase in passenger traffic. Mexican aeronautical revenues per workload unit increased 29.0% from Ps. 254.5 million in 2023 to Ps. 328.2 million in 2024.

Revenues from non-aeronautical services increased 6.4% from Ps. 9,295.9 million in 2023 to Ps. 9,895.3 million in 2024. The primary factor behind the increase in non-aeronautical revenues from 2023 to 2024 was the increase in commercial revenues due to higher passenger traffic during 2024. Higher passenger traffic in 2024 led to a 14.4% increase in revenues from advertising, a 1.9% increase in revenues from duty-free shops, and a 10.9% increase in other income, which consisted principally of revenue from tourism services and hotel operators. This increase in revenues from non-aeronautical services was also driven by an increase of 14.1% in revenues from car rental companies, a 2.7% increase in revenues from food and beverages, a 11.0% increase in parking lot revenues, a 15.1% increase in revenues from ground transportation, and a 10.3% increase in retail stores revenues. Mexican non-aeronautical revenues per workload unit increased 6.6% from Ps. 156.2 million in 2023 to Ps. 166.5 million in 2024.

Revenues from construction services increased 118.7% from Ps. 1,302.6 million in 2023 to Ps. 2,848.3 million in 2024, mostly due to an increase in capital improvements and other investments in concessioned assets at our Mexican airports.

Our revenues from regulated sources in 2024 were Ps. 19,050.0 million, a 21.6% increase compared to Ps. 15,670.4 million in 2023, mainly due to the increase in total passenger traffic and the annual increase in our regulated rates. During 2024, Ps. 9,434.5 million of our revenues was derived from non-regulated sources, a 6.6% increase from the Ps. 8,848.6 million of revenues derived from non-regulated sources in 2023. This increase was primarily due to the 6.6% increase in commercial revenues described above, from Ps. 8,576.9 million in 2023 to Ps. 9,143.4 million in 2024.

Revenues by Airport

Aeronautical revenues increased by 27.5% from Ps. 8,167.8 million in 2023 to Ps. 10,414.2 million in 2024 at Cancún Airport, mainly due to (i) a 28.9% increase in passenger charges; (ii) a 25.9% increase in aircraft parking charges; (iii) a 17.4% in landing charges and (iv) a 17.2% in airport security charges. Non-aeronautical revenues increased at Cancún Airport by 0.8% from Ps. 6,373.8 million in 2023 to Ps. 6,424.7 million in 2024, mainly due to the decrease in passenger traffic in 2024. Construction services revenues at Cancún Airport increased by 258.2% from Ps. 415.7 million in 2023 to Ps. 1,488.9 million in 2024, due to an increase in capital improvements and investments in concessioned assets at that airport. Total revenues increased by 22.5% from Ps. 14,957.3 million in 2023 to Ps. 18,327.8 million in 2024 at Cancún Airport, largely due to the increase in aeronautical and non-aeronautical revenues. Revenues per workload unit at Cancún Airport increased by 31.2% from Ps. 452.0 in 2023 to Ps. 593.1 in 2024, primarily because of the increase in aeronautical services and construction services revenues.

Aeronautical revenues increased by 5.2% from Ps. 1,066.4 million in 2023 to Ps. 1.122.0 million in 2024 at Mérida Airport, mainly due to a 0.7% increase in passenger traffic and a 3.3% in passenger fees charged at that airport. Non-aeronautical revenues increased by 15.5% at Mérida Airport from Ps. 232.5 million in 2023 to Ps. 268.6 in 2024, principally due to a 17.4% increase in commercial revenues caused by increased passenger traffic, construction services revenues increased from Ps.64.6 million in 2023 to Ps. 177.3 million in 2024, due to a increase in capital improvements and investments in concessioned assets at Merida Airport. Revenues overall increased by 15.0% from Ps.1,363.5 million in 2023 to Ps. 1,567.9 million in 2024 at Mérida Airport, due to the increase in aeronautical services and construction services revenues from 2023 to 2024. Revenues per workload unit at Mérida Airport increased by 12.1% from Ps. 349.6 in 2023 to Ps. 392.0 in 2024, principally due to the increase in aeronautical services and construction services revenues.

Aeronautical revenues increased by 14.3% from Ps. 404.4 million in 2023 to Ps. 462.3 million in 2024 at Villahermosa Airport, due to a 6.0% increase in passenger traffic, 12.6% increase in passenger charges and a 71.6% increase in baggage inspection fee at that airport. Non-aeronautical revenues increased at Villahermosa Airport by 15.6% from Ps. 73.9 million in 2023 to Ps. 85.4 million in 2024, due principally to an increase of 18.4% in commercial revenues. Construction services revenues increased by 15.8% from Ps.76.4 million in 2023 to Ps. 88.5 million in 2024 primarily due to a increase in capital improvements and investments in concessioned assets. Revenues increased by 14.7% from Ps. 554.7 million in 2023 to Ps. 636.2 million in 2024 at Villahermosa Airport, largely due to the increase in aeronautical revenues. Revenues per workload unit at Villahermosa Airport increased by 7.5% from Ps. 369.8 in 2023 to Ps. 397.6 in 2024, primarily due to the increase in aeronautical services.

Aeronautical revenues at our other six Mexican airports increased by 19.1% from Ps. 1,609.0 million in 2023 to Ps. 1,917.1 million in 2024, due to the 3.2% increase in passenger traffic and a 17.3% increase in passenger fees charges and 38.2% increase in baggage inspection fee at those airports. Non-aeronautical revenues increased by 22.5% from Ps. 226.6 million in 2023 to Ps. 277.6 million in 2024, due principally to a 19.2% increase in commercial revenues and increased passenger traffic. Construction services revenues increased from Ps. 316.9 million in 2023 to Ps. 442.0 million in 2024, due to an increase in capital improvements and investments in concessioned assets at the other six Mexican Airports. Revenues increased by 22.5% from Ps. 2,152.5 million in 2023 to Ps. 2,636.8 million in 2024 at the other six Mexican airports, due primarily to the increase in aeronautical revenues and construction services revenues. Revenues per workload unit at our other six Mexican airports increased by 18.3% from Ps. 377.7 in 2023 to Ps. 446.9 in 2024, principally due to the increase in revenues from construction services.

Aeronautical revenues at the LMM Airport increased 8.8% from Ps. 2,029.9 million in 2023 to Ps. 2,208.1 million in 2024, primarily due to an 8.6% increase in passenger traffic. Non-aeronautical revenues at the LMM Airport increased 14.6% from Ps. 1,729.9 million in 2023 to Ps. 1,981.7 in 2024. Construction services revenues at the LMM Airport increased 51.1% from Ps. 414.5 million in 2023 to Ps. 626.2 million in 2024, principally due to the renovation of Terminal D.

Aeronautical revenues at our six Colombian airports increased 26.7% from Ps. 1.945.6 million in 2023 to Ps.2,465.4 million in 2024, primarily due to an 11.8% increase in passenger traffic. Non-aeronautical revenues at our Colombian airports increased 30.0% from Ps. 659.2 million in 2023 to Ps. 857.3 million in 2024. Construction services revenues at our Colombian airports increased 75.2% from Ps. 14.5 million in 2023 to Ps. 25.4 million in 2024, primarily due to new investments (including fixed assets, office and computer equipment).

Revenues from our parent holding company and our administrative services companies increased by 18.0% from Ps. 502.8 million in 2023 to Ps. 593.5 million in 2024, due to the increase in payments by our operating subsidiaries under intercompany agreements related to administrative services. These revenues are intercompany and are therefore eliminated in consolidation.

Operating Expenses

Total operating expenses were Ps.13,813.0 million in 2024, a 30.6% increase from the Ps. 10,578.1 million recorded in 2023. The increase in operating expenses in 2024 was primarily due to an increase in the costs of construction and government concession fees. As a percentage of total revenues, operating expenses represented 44.1% of total revenues in 2024 as compared to 40.9% of total revenues in 2023. Mexican operating costs per workload unit increased 39.9%, from Ps. 147.0 per workload unit in 2023, to Ps. 205.6 per workload unit in 2024, primarily due to an increase in construction costs.

Cost of services increased 14.7% from Ps. 4,675.5 million in 2023 to Ps. 5,363.6 million in 2024, primarily due to the fact that Aerostar did not recover expenses under the ARPA Act in 2024, compared to the Ps. 252.4 million expense recovered under the ARPA Act in 2023. Excluding this effect, cost of services expenses increased 8.8%, mainly due to (i) a 14.0% increase in employee costs from Ps. 1,326.9 million in 2023 to Ps. 1,513.1 million in 2024, mainly attributed to salary increase in Mexico, Puerto Rico and Colombia, (ii) a 22.4% increase in safety and security costs, from Ps. 705.6 million in 2023 to Ps. 864.0 million in 2024, (ii) a 9.9% increase in electricity services, from Ps. 499.7 million in 2023 to Ps. 549.0 million in 2024, (iv) a 1.7%, increase in maintenance and preservation costs, from Ps. 815.8 million in 2023 to Ps. 829.5 million in 2024, (v) a 7.0% increase in professional services, from Ps. 302.0 million in 2023 to Ps. 323.2 million in 2024, partially offset by a 1.7% decrease in the cost of sales from convenience stores, which were directly operated by us from Ps. 552.3 million in 2023 to Ps. 542.9 million in 2024.

Administrative expenses increased 0.1% from Ps. 319.2 million in 2023 to Ps. 319.6 million in 2024. This increase was primarily attributable to increases in administrative salaries.

Technical assistance fees decreased by 44.0% from Ps. 715.5 million in 2023 to Ps. 400.8 million in 2024, mainly due to the reduction in the compensation percentage from 5% to 2.5% as of January 1, 2024, and government concession fees increased by 71.0% from Ps. 1,496.1 million in 2023 to Ps. 2,557.7 million in 2024, mainly due to the rate change from 5% to 9% as of January 1, 2024.

Construction costs were Ps. 2,848.3 million in 2024 and Ps. 1,302.6 million in 2023. The increase was due to an increase in capital expenditures in Mexico. Because we hire a third party to provide all of our construction and upgrade services, our revenues in Mexico, Colombia and Puerto Rico relating to construction or upgrade services are equal to our expenses for those services.

Depreciation and amortization costs increased from Ps. 2,069.2 million in 2023 to Ps. 2,323.0 million in 2024. This increase was principally the result of the depreciation of new investments in fixed assets and improvements made to concessioned assets in Mexico and Colombia.

Operating Expenses by Airport

Operating expenses for Cancún Airport were Ps. 7,170.6 million in 2024, a 34.1% increase from the Ps. 5,347.0 million recorded in 2023. This increase was a result of an 8.6% increase in employee costs, a 258.2% increase in construction costs from Ps. 415.7 million in 2023 to Ps. 1,488.9 million in 2024, a 13.4% increase in safety and security costs, a 7.3% increase in maintenance costs, a112.2% increase in government concession fees, a 16.8% increase in professional services as well as a 5.6% increase in depreciation and amortization, partially offset by, a 4.2% decrease in cost of sales from directly operated stores, and a 45.9% decrease in technical assistance fees. Operating expenses per workload unit for Cancún Airport were Ps. 232.0 in 2024, a 43.6% increase from the Ps. 161.6 recorded in 2023.

Operating expenses for Mérida Airport were Ps. 839.0 million in 2024, a 39.5% increase from the Ps. 600.2 million recorded in 2023. This increase was primarily due to a 174.5% increase in construction costs from Ps. 64.6 million in 2023 to Ps. 177.3 million in 2024, a 12.7% increase in professional services, as well as an 92.7% increase in government concession fees, a 0.2% increase in maintenance costs, a 28.3% increase in safety and security costs and a 60.4% increase in depreciation and amortization, partially offset by a 33.6% decrease in technical assistance fees, and a 1.6% decrease in energy costs. Operating expenses per workload unit for Mérida Airport were Ps. 209.6 in 2024, a 36.2% increase from the Ps. 153.9 recorded in 2023.

Operating expenses for Villahermosa Airport were Ps. 342.6 million in 2024, a 17.8% increase from the Ps. 290.7 million recorded in 2023. This increase was primarily due to a 15.8% increase in construction costs from Ps. 76.4 million in 2023 to Ps. 88.5 million in 2024, a 6.7% increase in maintenance services, a 37.8% increase in safety and security costs, a 6.7% increase in energy costs, a 10.1% increase in depreciation and amortization, a 9.0% increase in professional services, and a 106.1% increase in government concession fees. These increases were partially offset by a 37.7% decrease in technical assistance fees. Operating expenses per workload unit for Villahermosa Airport were Ps. 214.1 in 2024, a 10.5% increase from the Ps. 193.8 recorded in 2023.

Operating expenses for our six other Mexican airports were Ps. 1,473.1 million in 2024, a 24.2% increase from the Ps. 1,185.9 million recorded in 2023, principally due to a 39.5% increase in construction costs from Ps. 316.9 million in 2023 to Ps. 442.0 million in 2024, a 114.0% increase in government concession fees, 9.6% increase in depreciation and amortization, a 25.7% increase in safety and security costs, a 20.6% increase in a cleaning cost, a 19.3% increase in professional services, as well as a 4.1% increase in maintenance costs. These increases were partially offset by a 39.9% decrease in technical assistance fees. Operating expenses per workload unit for our other six Mexican airports were Ps. 249.7 in 2024, a 19.8% increase from the Ps. 208.1 recorded in 2023.

Operating expenses for the LMM Airport were Ps. 3,287.5 in 2024, compared to Ps. 2,544.5 million in 2023. The increase was mainly due to a (i) a 33.1% increase in the cost of services from Ps. 1,301.9 million in 2023 to Ps. 1,733.1 million in 2024, mainly due to Aerostar did not recover expenses under the ARPA Act in 2024, compared to the Ps. 252.4 million expense recovered under the ARPA Act in 2023, a (ii) 23.9% increase in salaries and employer contributions, a 19.9% increase in electricity services, a 13.9% increase in insurance and bonds (iii) a 51.1% increase in construction costs from Ps. 414.5 million in 2023 to Ps. 626.2 million in 2024, as a result of the renovation of Terminal D, multilevel parking solar panels, and reconstruction of Runway 8/26, (iv) a 12.5% increase in depreciation and amortization from Ps. 647.7 million in 2023 to Ps. 728.6 million in 2024, and (v) a 10.6% increase in concession fees from Ps. 180.4 million in 2023 to Ps. 199.6 million in 2024, under the concession agreement.

Operating expenses for our Colombian airports were Ps. 1,807.2 million in 2024, compared to Ps. 1,534.9 million in 2023. The increase was primarily due to a 27.1% increase in concession fees from Ps. 495.5 million in 2023 to Ps. 629.9 million in 2024, a 11.8% increase in cost of services due to a 34.4% increase in salaries and employer contributions, a 25.6% increase in electricity services, a 21.2% increase in taxes and duties, and a 31.6% increase in expenses in safety and security expenses, the cost of construction increased 74.6% from Ps. 14.5 million in 2023 to Ps. 25.4 million in 2024, primarily due to new investments (including fixed assets, office and computer equipment), and a 13.4% increase in depreciation and amortization.

Operating expenses for our parent holding company and our administrative services companies were Ps. 50.0 million in 2024, a 2.9% increase from the Ps. 55.0 million recorded in 2023, principally due to an increase in insurance costs and increase in employees costs.

Operating Income

Operating income increased by 14.9% from Ps. 15,243.5 million in 2023 to Ps. 17,519.8 million in 2024. This increase in operating income was primarily due to a 22.1% increase in aeronautical revenues and a 6.4% increase in non-aeronautical revenues in 2024. In 2024 and 2023, operating expenses represented 44.1% and 40.9%, respectively, of the revenues during those years. The operating expenses increased mainly due to a 14.7% increase in costs of services and a 71.0% increase in government concession fees, due to a 1.1% increase in total passenger traffic during 2024 relative to the same period in 2023, which were partially offset by a 44.0% decrease in technical assistance fees.

Operating Income by Airport

Operating income for Cancún Airport increased by 16.1% from Ps. 9,610.3 million in 2023 to Ps. 11,157.2 million in 2024, primarily due to a 27.5% increase in aeronautical revenues. Additionally, commercial revenues increased by 0.6% due to lower passenger traffic. Operating income per workload unit at Cancún Airport increased 24.3% from Ps. 290.4 in 2023 to Ps. 361.0 in 2024.

Operating income for Mérida Airport decreased by 4.5% from Ps. 763.3 million in 2023 to Ps. 728.9 million in 2024, mainly due to a 5.2% increase in aeronautical revenues as a result of higher passenger traffic, as well as a 15.5% increase in no aeronautical revenues. Operating income per workload unit at Mérida Airport decreased 6.9% from Ps. 195.7 in 2023 to Ps. 182.2 in 2024.

Operating income for Villahermosa Airport increased by 11.3% from Ps. 264.0 million in 2023 to Ps. 293.7 million in 2024, primarily because of a 14.3% increase in aeronautical revenues due to higher passenger traffic. Operating income per workload unit at Villahermosa Airport increased 4.3% from Ps. 176.0 in 2023 to Ps. 183.5 in 2024.

Operating income for our six other Mexican airports increased by 20.4% from Ps. 966.6 million in 2023 to Ps. 1,163.7 million in 2024, principally due to a 19.1% increase in aeronautical revenues and a 22.5% increase in non-aeronautical revenues due to higher passenger traffic. Operating income per workload unit at the other six Mexican airports increased 16.3% from Ps. 169.6 in 2023 to Ps. 197.2 in 2024.

Operating income for the LMM Airport decreased by 6.2% from Ps. 1,629.8 million in 2023 to Ps. 1,528.5 million in 2024 due to, a 29.2% increase in operating expenses. Such increase was due to (i) a 33.1% increase in the cost of services from Ps. 1,301.9 million in 2023 to Ps. 1,733.1 million in 2024, mainly due to the fact that no expenses were recovered under the ARPA Act in 2024 compared to Ps. 252.4 million expenses recovered in 2023; (ii) a 13.9% increase in insurance and bonds, (iii) a 12.5% increase in depreciation and amortization and (iv) a 10.6% increase in concession fees, partially offset by the increase in aeronautical and non-aeronautical revenues as a result of higher passenger traffic.

Operating income for our six Colombian airports was Ps. 1,540.9 in 2024, compared to Ps. 1,084.4 million in 2023, due to a 17.7% increase in operating expenses and a 26.7% increase in aeronautical revenues as a result of higher passenger traffic.

Operating income for our parent holding company and our administrative services companies increased by 19.7% from Ps. 925.1 million in 2023 to Ps. 1,107.0 in 2024, primarily due to an increase in revenues and the recovery of costs by our operating subsidiaries transferred to our parent company under intercompany agreements. For additional information, see “Operating Results by Airport”.

Comprehensive Financing Result

Our comprehensive net financing result was a gain of Ps. 2,860.8 million in 2024 compared to a loss of Ps. 613.7 million in 2023. This increase is due in part to a 26.6% decrease in interest expense, from Ps. 1,125.9 million in 2023 to Ps. 826.7 million in 2024, mainly due to the Ps. 438.7 million amortization of loans incurred by Airplan and Ps. 100.0 million amortizations of loans incurred by México.

Additionally, the foreign exchange loss of Ps. 837.2 million in 2023 increased to a foreign exchange gain of Ps. 2,072.5 in 2024, due to the depreciation of the Mexican peso against the U.S. dollar average in 2024, of 22.9% and 8.2%, respectively compared to an appreciation of the Mexican peso against the U.S. dollar average by 13.1% and 8.9% in 2023.

Taxes

Our current income tax provision increased 46.5%, from Ps. 3,885.3 million in 2023 to Ps. 5,691.9 million in 2024, mainly due to an increase in our taxable income base in Mexico and Colombia attributed to the recovery of activity in these countries.

Our deferred tax provision increased from a deferred tax loss of Ps. 58.8 million in 2023 to a loss of Ps. 650.5 million in 2024, mainly due to the initial recognition of deferred ISR on undistributed accumulated profits of investments in the Puerto Rico and Colombia businesses of Ps. 711.0, partially offset by the tax benefit of the activation of tax loss carryforwards by Aeorstar of Ps.119.9 million.

Our overall effective tax rate in 2024 and 2023 was 37.0%, and 33.0%, respectively, mainly due to the increase in the taxable base of income tax in Mexican Airport and the increase in (i) the deferred tax due to the decrease in the tax benefit corresponding to the balance of unredeemed assets in Mexican airports as a consequence of the decrease in annual inflation in Mexico from 4.7% in 2023 to 3.7% in 2024, (ii) and the initial recognition of deferred ISR on undistributed accumulated profits of investments in the Puerto Rico and Colombia businesses of Ps. 711.0 million.

Net Income

Net income increased 31.4% from Ps. 10,675.9 million in 2023 to Ps. 14,030.4 million in 2024. This increase was mainly as a result of the 22.1% and 6.1% increase in aeronautical and non-aeronautical services, respectively.

Results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022

For a comparison of the results of operations for the year ended December 31, 2023 as compared to the year ended December 31, 2022, see “Item 5—Operating and Financial Review and Prospects—Results of operations for the year ended December 31, 2023 compared to the year ended December 31, 2022” in our Fiscal Year 2023 Form 20-F, as filed with the SEC on April 15, 2025.

Liquidity and Capital Resources

Sources of Liquidity

Historically, our operations, financing and investing activities were funded through cash flow from operations, which has generally been used to cover operating expenses, to make dividend payments and to increase our cash balances. However, in 2017, we incurred indebtedness to fund our investments in accordance with our Mexican Master Development Plans and to acquire the interest in our Colombian airports and our additional interest in Aerostar. See “—Indebtedness—Indebtedness in Mexico.” In 2024, we used Ps. 6,277.8 million to pay dividends. In 2023, we used Ps. 5,979.0 million to pay dividends. As of December 31, 2022, we had Ps. 13,175.0 million in cash and cash equivalents. As of December 31, 2023, we had Ps. 13,872.9 million in cash and cash equivalents. As of December 31, 2022, we had no investments in financial instruments, while as of December 31, 2023, we had investments in long-term financial instruments classified as non-recurrent assets equal to Ps. 1,818.9 million, mainly due to the purchase of two bonds due 2027 and 2030, respectively. As of December 31, 2024, we had Ps. 20,083.4 million in cash and cash equivalents.

Cash Flows for the year ended December 31, 2024 as compared to cash flows for the year ended December 31, 2023

In 2024, we generated Ps. 15,571.0 million in cash flow from operating activities, an increase of 15.8% from Ps. 13,445.2 million in 2023, mainly due to an increase in recoverable taxes, a decrease in accounts payable, as well as an increase in income tax payments, partially offset by an increase in aeronautical and non-aeronautical revenues and an increase in accounts receivable. As of December 31, 2024, income before income taxes was Ps. 20,372.9 million, which reflects an increase of 39.3% compared to 2023. In 2024 our provision for income taxes was Ps. 6,342.4 million, representing a 60.8% increase compared to 2023.

In 2024, the cash flow used in financing activities was Ps. 8,918.4 million, which represents a decrease of 4.3% with respect to the Ps. 9,316.4 million cash flow used in financing activities in 2023. This decrease was mainly due to (i) a decrease in the principal amounts paid under our Mexican loans, under which Ps. 538.7 million were repaid during 2024, compared to payments amounting to Ps. 1,475.0 million in 2023, and (ii) a decrease in a payment of Ps. 938.2 million in interests due under the aforementioned outstanding loans, compared to a payment of Ps. 1,067.1 million in interests due under these loans in 2023. The decrease in cash flow was partially offset by (i) an increase in dividends paid amounting to Ps. 6,277.8 million compared to dividends paid totaling Ps. 5,979.0 million in 2023, (ii) a payment of Ps. 224.9 million in principal amounts due under Aerostar’s senior secured notes due 2035, compared to payments amounting to Ps. 200.5 million in 2023.

Cash flow used in investments during 2024 was Ps. 2,753.3 million which represents an increase of 12.4% with respect to the Ps. 2,449.4 million, mainly as a result of new investments in concession assets amounting to Ps. 4,394.5 million in 2024, a 220.5% increase from Ps. 1,371.0 million in 2023. These increases were partially offset by the fact that no investments were made in ASUR Dominicana LLC, compared to a Ps. 305.9 million investment in 2023 as well as a decrease in used restricted cash of Ps. 41.4 million corresponding to the PFC revenue.

Cash Flows for the year ended December 31, 2023 as compared to cash flows for the year ended December 31, 2022

For a comparison of the cash flows for the year ended December 31, 2023 as compared to the cash flows for the year ended December 31, 2022, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows for the year ended December 31, 2023 as compared to cash flows for the year ended December 31, 2022” in our Fiscal Year 2023 Form 20-F filed with SEC on April 15 2023.

Indebtedness

As of December 31, 2024, we had Ps. 13,359.4 million in consolidated outstanding indebtedness. As of December 31, 2024, we had no contracts for interest rate or foreign currency swaps.

Indebtedness in Mexico

In the fourth quarter of 2011, Aeropuerto de Cancún obtained authorization for two new bank loans from Banamex and BBVA of U.S.$300.0 million and Ps. 1,500.0 million, respectively. These loans remain subject to certain conditions precedent, including the negotiation of definitive documentation for the loans. To date, ASUR has not yet made use of the authorized credit lines. Aeropuerto de Cancún purchased the initial 92.42% interest in Airplan for an aggregate price of approximately U.S.$201.6 million, subject to pricing adjustments and pursuant to a series of agreements with the respective shareholders of Airplan. We paid U.S.$69.6 million of the purchase price with cash on hand, and obtained an unsecured loan from BBVA in April 2017 to pay the balance of the purchase price. The loan had a term of one year and an interest rate calculated on the basis of the 28-day TIIE plus 0.60% from July 31 to October 31, 2017; TIIE plus 0.85% from October 31, 2017 to January 31, 2018; TIIE plus 1.10% from January 31 to April 30, 2018 and TIIE plus 1.60% from April 30 to July 31, 2018. This loan was repaid in October 2017 with the proceeds of two loans obtained by us, through Aeropuerto de Cancún, of a principal amount of Ps. 2,000.0 million each, one seven-year term loan with BBVA at a 28-day TIIE rate plus 125 basis points maturing in October 2024, and another five-year term loan with Banco Santander at a 28-day TIIE rate plus 125 basis points maturing in October 2022. The remaining balance on the BBVA loan was repaid on October 13, 2021, and on October 15, 2021, we, through our Aeropuerto de Cancún, entered into a seven-year loan agreement with BBVA for a principal amount of Ps. 2,000.0 maturing October 2028, with a 28-day TIIE rate plus an applicable margin. The applicable margin in the BBVA loan is calculated on the following basis: if our net leverage ratio is less than 1.50:1.00, the applicable margin will be 140 basis points; if our net leverage ratio is between 1.50:1.00 and 2.50:1.00, the applicable margin will be 165 basis points, and if our net leverage ratio is greater than 2.50:1.00, the applicable margin will be of 190 basis points. During 2023 we repaid Ps. 150.0 million of the BBVA loan in three equal installments in January, July and October. During 2024 we repaid Ps. 100 million of the BBVA loan in two equal installments in January and April. On June 11, 2024, the Company amended the BBVA loan to extend the maturity date to July 11, 2029 and change the interest rate to a 28-day TIIE rate plus an applicable margin of 1.35 points.

On September 29, 2021, we prepaid the remaining Ps. 2,000.0 million balance on the Santander loan and concurrently, through our Aeropuerto de Cancún, we obtained a three-year term loan from Santander for a principal amount of Ps. 2,650.0 million maturing on September 28, 2024 at a 28-day TIIE rate plus 150 basis points. In November 2022, we paid Ps. 650.0 million in principal amounts in connection with the Santander loan. During 2023, we repaid Ps. 1,325.0 million of the Santander loan in two equal installments in March and September. On March 26, 2024, the Company amended its debt with Santander to extend the maturity date through September 26, 2025. The Company conducted an assessment to determine whether there was a substantial change to the indebtedness due to the amendment, and concluded there was no material impact to such indebtedness. The effective interest rate for this loan was calculated at an annual rate of 12.56%, taking into account all initial fees, additional costs, and other associated expenses.

We have guaranteed our Aeropuerto de Cancún obligations under these loans. While the BBVA and Banco Santander loans are outstanding, we and our subsidiaries are not permitted to create any liens upon any of our property, make any fundamental change to our corporate structure or sell any of our assets that exceed more than 10.0% of our consolidated total assets as of the most recent fiscal quarter prior to the sale. These loans require that we and our subsidiaries maintain a consolidated leverage ratio equal to or less than 3.50:1.00 and a consolidated interest coverage ratio equal to or greater than 3.00:1.00 as of the last day of each fiscal quarter. If we fail to comply with these covenants, the loans restrict our ability to pay dividends to our shareholders. As of December 31, 2023, and 2024, the consolidated leverage ratio calculated under the BBVA and Santander agreements was 0.70:1.00 and 0.70:1.00, respectively.

On June 29, 2020, the Company contracted a credit line with BBVA for Ps. 1,500 million. The credit line had a term of eighteen months, maturing December 29, 2021, and an interest rate calculated on the basis of the TIIE plus 1.50%, and could be used for general corporate purposes, and expenses and commissions related to the credit. As of December 31, 2024, the Company has not used the credit line and the line was terminated.

Indebtedness in Puerto Rico

On March 21, 2013, our subsidiary Aerostar entered into a U.S.$50.0 million capital expenditure facility and a secured U.S.$10.0 million revolving credit facility with RBC Royal Bank, UBS Financial Services and FirstBank Puerto Rico. Additionally, on or about March 21, 2013 Aerostar issued 5.75% senior secured notes due March 22, 2035, in an aggregate principal amount of U.S.$350.0 million through a private placement. On June 24, 2015, Aerostar issued 6.75% senior notes due March 22, 2035 in an aggregate principal amount of U.S.$50.0 million to refinance the aforementioned capital expenditure facility. In May 2022, Aerostar renegotiated the terms of its U.S.$50.0 million principal amount of 6.75% senior secured notes.

On November 26, 2024, Aerostar renewed the secured revolving credit line with Banco Popular de Puerto Rico of U.S.$10,0 maturing December 18, 2027. The interest is calculated at the interest rate that fluctuates between 0.75% and 3.0% plus a default interest rate of 2.0%. Aerostar was financially obligated to keep a debt coverage ratio above 1.00:1.00 at the end of each quarter. As of December 31, 2024, the Company has not used the credit line.

On December 30, 2020 Aerostar entered into an unsecured revolving credit line with Banco Popular de Puerto Rico of U.S.$ 20.0 million. The interest is calculated at an interest rate that fluctuates between 0.5% and 3.0% and Aerostar pays a rate of 0.15% for unused credit, which is calculated on the average amount of unused principal during the year. Pre-payments are permitted at any time. To date, Aerostar has not drawn down the credit line.

On July 21, 2022, Aerostar issued 4.92% senior secured notes due 2035 in an aggregate principal amount of U.S.$200 million through a private placement. The terms of the notes require that Aerostar and its subsidiaries maintain a debt service coverage ratio of at least 1.10:1.00 through the stated maturity date of the notes. Failure to comply with these covenants would result in all amounts owed under the notes to become due and payable immediately. As of December 31, 2023, and 2024, the debt service coverage ratio calculated under the notes was 2.40:1.00 and 2.15:1.00, respectively. If we fail to comply with these covenants, our ability to pay dividends to our shareholders will be restricted.

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

The syndicated credit agreement was amortized by Airplan during 2022, 2023 and 2024. The outstanding amount of the credit agreement was COP$167,897.5 million as of December 31, 2022, COP$167,897.2 million as of December 31, 2023, and COP$67,897.1 million as of December 31, 2024. In April 2023, Banco Popular transferred to Banco de Bogotá its interests under the syndicated loan by issuing promissory notes having the same terms and conditions that those of the original loan. The syndicated credit agreement required Airplan to maintain a debt coverage ratio of at least 2.00:1.20, as calculated pursuant to the terms of such agreement. Lenders granted Airplan a waiver to comply with such debt coverage ratio during the third quarter of 2020 and the first quarter of 2021, which was further extended until the first quarter of 2022. Following the first quarter of 2022, Airplan has complied with the required debt coverage ratio.

Furthermore, in 2017 Airplan entered into two short-term loans with Bancolombia S.A. of COP$5,000.0 million and COP$10,000.0 million. The main terms of these short-term loans included the issuance of a blank promissory note, an interest rate based on Colombia’s banking reference index, the Indicador Bancario de Referencia (“IBR”), plus 2.75%, monthly interest payments and an annual principal payment on the due date. Additionally, in 2017 Airplan entered into a short-term loan with Banco de Bogotá of COP$5,000.0 million. The terms of this short-term loan included the issuance of a blank promissory note, an interest rate based on the IBR plus 2.6%, monthly interest payments and an annual principal payment on the due date. These three short-term loans were fully repaid in 2018. In September 2020, Airplan entered into a short-term loan with Bancolombia S.A. for COP$11,612.0 million. The short-term loan has a term of 10 months and an interest rate based on the DTF plus 1.70%, monthly interest payments and quarterly principal payments. These short-term loans were fully repaid in July 2021.

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

In December 2023, the SICT approved each of our current updated master development plans, which went into effect as of January 1, 2024 and will elapse on December 31, 2028. Under the referred master development plans, our total committed investments for the regulated part of our business in all our Mexican Airports during the covered period is equal to Ps. 30,596.7. See “Item 4. Information on the Company—Mexican Regulatory Framework—Master Development Plans.”

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

The following table sets forth our historical investments in Mexico, Puerto Rico and Colombia in the periods indicated.

(thousands of
Year ended December 31,	Mexican pesos)
2022	2,738,429
2023	1,071,715
2024	4,497,204

In 2024, we spent Ps. 3,805.7 million in Mexico on capital expenditures in the nine airports in Mexico, principally attributed to a) continuing the expansion of Terminal 1, the commercial platform, and roads at Cancun Airport; b) ongoing work to expand Terminals 3 and 4, as well as improvements to taxiways, platforms, and roads at Cancun Airport; and c) expanding Terminal D and enlarging the migration areas in Terminal D at the LMM airport.

In 2024, we spent Ps. 26.3 million in Colombia on capital expenditures on projects which included among others, the purchase of fixed assets.

In 2024, we spent Ps. 665.2 million in Puerto Rico on capital expenditures on projects which included the configuration of FIS in Terminal D, multilevel parking solar panels, and reconstruction of a runway at the LLM airport.

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

The following table lists our directors as of the date of this annual report, their title and date of appointment:

Name	Title	Director Since
Fernando Chico Pardo(1)	Chairman	April 28, 2005
Ricardo Guajardo Touché(8)	Director	February 28, 2001
Francisco Garza Zambrano(3)	Director	February 28, 2001
Guillermo Ortiz Martínez(3)	Director	April 26, 2010
José Antonio Pérez Antón(2)(5)	Director	April 26, 2012
Aurelio Pérez Alonso(4)	Director	April 26, 2012
Rasmus Christiansen(3)	Director	April 26, 2007
Barbara Garza Lagüera Gonda (3)(6)	Director	April 23, 2020
Pablo Chico Hernández (7)	Director	April 22, 2021
Heliane Marie Luise Steden (7)	Director	April 22, 2021
Diana María Chavez Varela (7)	Director	April 22, 2021
(1)

Elected by ITA as holder of Series BB shares. Fernando Chico Pardo is the direct or indirect owner of 50.0% of the shares of ITA and 65,008,564 Series B shares (21.67% of our outstanding shares) as of April 10, 2025.

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
(8)

Mr. Ricardo Guajardo Touché presented his resignation from the Board of Directors of ASUR on November 28, 2024. Appointment of new directors is subject to approval by the Annual Shareholders Meeting to be held on April 23, 2025.

Fernando Chico Pardo Mr. Fernando Chico Pardo is 73 years old and was appointed Chairman of ASUR’s Board of Directors in April 2005. Mr. Chico Pardo was appointed to the Board of ASUR by ITA, the Company’s Strategic Partner, and represents the BB series of shares. He is the founder and President of the private investment banking enterprise Promecap, S.C., and Co-President of the port and rail operator Carrix, Inc. Previously, Mr. Chico Pardo has been partner and Acting CEO of the banking institution Grupo Financiero Inbursa, S.A. de C.V. (Mexico), a member of the United Nations Joint Staff Pension Fund Standing Committee, a member of the Board of the United Nations Global Compact, President of the Iberoamericana University Endowment Fund, and Mexico Representative for Standard Chartered Bank (London). Mr. Chico Pardo has also been on the Boards of Directors of Grupo Financiero Inbursa, BBVA Bancomer, Condumex, Grupo Carso, Sanborns Hermanos, Sears Roebuck de México, Bombardier, Proactiva México, and Grupo Posadas de México.

Francisco Garza Zambrano Mr. Garza is 69 years old and has been a member of our Board of Directors since 2001. He graduated with a degree in Business Administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey and also has a Master’s in Business Administration from Cornell University. He is a member of the boards of directors of Acosta Verde, Autlán, Cydsa, and RLH Properties. He is also on the boards and technical committees for the following non-profit institutions: the University of Monterrey, the Roberto Garza Sada Centre for Art, Architecture and Design of the University of Monterrey, the Bank of Mexico, and Nacional Financiera (NAFIN).

Guillermo Ortiz Martínez Mr. Ortiz is 76 years old has been a member of our Board of Directors since 2010. He has been the President of BTG Pactual Latinoamérica and Chairman of the Board of Directors of Grupo Financiero Banorte. Previously, he was Governor of the Bank of Mexico for two terms, from 1998 to 2003, and from 2004 to 2009. From 1994 to 1997, he was Mexico’s Public Finance Minister. Mr. Ortiz was the Deputy Public Finance Minister from 1988 to 1994. Prior to that, between 1984 and 1988, he occupied the position of Executive Director of the International Monetary Fund (IMF). From 1977 to 1984, he occupied positions as Economist, Deputy Manager and Manager at the Bank of Mexico’s Department of Economic Research. Mr. Ortiz entered public service with the federal government as an Economist at the Planning and Budgeting Ministry. During 2009 he was employed as Chairman of the Bank for International Settlements based in Basel, Switzerland. He is currently on the boards of Orbis, Vitro and BTG Pactual.

Rasmus Christiansen Mr. Rasmus Christiansen is 73 years old has been a member of our Board of Directors since 2007. Mr. Christiansen was previously the CEO of Copenhagen Airports International A/S. Prior to that he was the Vice President of Copenhagen Airports International A/S, Director of Development and Acquisitions at Copenhagen Airports International A/S, Director of an import/export concern based in Hungary, Vice President of Dolce International, International Hotel Development & Operations, and CEO of the Scanticon Conference Center. Mr Christiansen’s current positions include board member of Copenhagen Airports International A/S and of Glostrup Park Hotel A/S.

José Antonio Pérez Antón Mr. José Antonio Pérez Antón is 52 years old and has been a member of our Board of Directors since 2012. As Chief Executive Officer of Grupo ADO, one of the largest inter-city bus companies in Mexico, he has broad experience in the transport industry in this country. Mr. Pérez has been a member of the Board of Directors of Grupo ADO since 2005. He has a degree in Industrial Engineering from the Anáhuac University and a Master’s in Intermodal Transport from the University of Denver. Mr. Pérez Antón is currently an independent member of the board of directors of Santander México bank, and is also on the boards of the non-profit institutions CREO and the Mexican Business Council. He is also the Vice President of CANAPAT (Mexico’s National Chamber of Intercity and Tourism Transportation), and is a Councillor at ITI (Intermodal Transportation Institute, based in Denver). He is also a member of the CCE (Mexico’s Business Coordination Board).

Aurelio Pérez Alonso Mr. Pérez Alonso is 53 years old has been a member of our Board of Directors since 2012. He is Deputy Chief Executive Officer of Grupo ADO since 2006, and has been a member of that company’s Board of Directors since 2005. Before joining the Group in 1998, Mr. Pérez Alonso was a consultant for Arthur Andersen. Currently he is also the Chairman of the Board of Directors of CANAPAT (Mexico’s National Chamber of Intercity and Tourism Transportation).

Pablo Chico Hernández Mr. Chico Hernández is 40 years old and has been a member of our Board of Directors since 2021. He graduated from the Iberoamericana University in Mexico City with a degree in Business Administration, and obtained an MBA at Southern Methodist University in Dallas, TX, specialising in Finance and Entrepreneurship. He has worked for Promecap, S.C., and for Prudential Bank Mexico, where he was in charge of a US$100M fund that was indexed to the Mexican Stock Exchange. He currently works for SSA Marine, a marine and rail transport logistics company based in Seattle, Washington.

Bárbara Garza Lagüera Gonda Ms. Garza Lagüera is 65 years old and has been a member of our Board of Directors since 2020. She graduated with Bachelor’s and Master’s Degrees in Business Administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey. She is an active member of the board of directors of FEMSA, and Vice-Chair of the board of directors of Tec de Monterrey Mexico City. She is also a member of the following boards of art and charity associations: Fondo para la Paz, Museo Franz Mayer, Museo de Arte Contemporáneo de Monterrey, and chair of the Committee to Develop the FEMSA Collection (one of the most significant corporate collections of modern and contemporary art in Latin America).

Heliane Marie Luise Steden Ms. Steden is 60 years old and has been a member of our Board of Directors since 2021. She is a managing director at Merrill Lynch and a member of the company’s flagship New York International Office. She joined Merrill Lynch in 1999, after working for Bankers Trust and Deutsche Bank. She is also on the Board of Trustees of the University of Southern California. While studying business administration at USC, Steden was a three-time All American women’s tennis player, and went on to pursue a five-year professional career in tennis. Her endowed scholarship for the Women of Troy tennis programme primarily goes to an international student-athlete.

Diana Maria Chavez Varela Ms. Chávez is 53 years old and has been a member of our Board of Directors since 2021. Ms. Chávez has extensive experience leading multi-stakeholder programs focused on sustainable development. She served as Vice-Chair of UNITAR’s Board of Trustees and directed the UN Global Compact’s Regional Center for Latin America and the Caribbean. Additionally, she has led foreign investment projects in emerging economies and was the first woman to chair the UN Forum on Business and Human Rights. Her career spans sustainability, diplomacy, and international mergers. She holds degrees in English literature, national security, negotiation, international relations, and business administration.

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

Adolfo Castro Rivas. Mr. Castro was appointed as our Chief Executive Officer in June 2011. Mr. Castro has been our Director of Finance (Chief Financial Officer) since January 2000. Prior to joining ASUR, Mr. Castro was Director of Finance and Administration of Ferrocarril del Sureste S.A. de C.V. Mr. Castro was also Chief Financial Officer of Netcapital, S.A. de C.V., Director of Finance of Grupo Mexicano de Desarrollo, S.A. de C.V., Finance Manager of Grupo ICA S.A.B. de C.V. and an auditor and consultant with Coopers & Lybrand. Mr. Castro is also member of the Board of Directors of Red de Carreteras de Occidente, S.A.B. de C.V. He is 61 years old.

Carlos Trueba Coll. Mr. Trueba has been the Director of Cancún Airport since March 1, 2010. Previously, Mr. Trueba has held a series of administrative positions at Cancún Airport, including Deputy Director of Operations (November 2004). He was Department and Regional Head at the company Aeropuertos y Servicios Auxiliares. He is 61 years old.

Héctor Navarrete Muñoz. Mr. Navarrete is the Director of Regional Airports. Previously, Mr. Navarrete was the Administrator of Mérida Airport, Director of the Board of Culture and Tourism of the state of Yucatán, Coordinator of the Mayan Cultural Project in San Antonio, Texas, and President of the International Council of Latin American and Caribbean Airports for Airports Council International, and is an expert in international civil aviation security. He is 68 years old.

Claudio Góngora Morales. Mr. Góngora has been General Counsel since 1999. He is Legal Director of ASUR (from 2001). Mr. Góngora also served as Legal Director of Azufrera Panamericana, S.A. de C.V., alternating as Legal Advisor for Compañía Exploradora del Istmo, S.A. de C.V. He has been Deputy Legal Director of Comisión de Fomento Minero, as well as Chief Legal Consultant for Grafito de Mexico, S.A. de C.V., Terrenos para Industrias, S.A. de C.V., Terrenos de Jaltipan, S.A. de C.V., Macocozac, S.A. de C.V., Pasco Terminals, Inc. and Pasco International, Ltd. He is 73 years old.

Manuel Gutiérrez Sola. Mr. Gutiérrez has been our Chief Commercial Officer since August 7, 2003. Previously, from October 31, 2002, Mr. Gutiérrez was our Acting Chief Commercial Officer, in charge of the negotiations of the commercial contracts for our airports and the implementation of the second stage of ASUR’s commercial strategy. Before that, he was our Concessions Manager since December 2000. Prior to joining ASUR, Mr. Gutiérrez was Chief Operations Officer of G. Acción S.A. de C.V. and Machinery and Equipment Manager of Gutsa Construcciones, S.A. de C.V. He is 62 years old.

Alejandro Pantoja López. Mr. Pantoja was appointed as our Chief Infrastructure and Compliance Officer in August 2013. Previously, he held a series of positions in ASUR, including Administrator of Veracruz Airport (from 2001 to 2013). He has also held executive posts in the companies Internacional de Contenedores de Veracruz and Ferrocarril del Sureste. He is 64 years old.

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

Compensation of Directors and Senior Management

Members of our Board of Directors and the members of our committees received Ps. 8.7 million in aggregate compensation for the year ended December 31, 2024. We paid an aggregate amount of approximately Ps. 204.9 million in 2024 for the services of our executive officers.

No amount has been set aside by ASUR or its subsidiaries for pension, retirement or similar benefits.

Committees

Our bylaws provide for four committees to assist the Board of Directors with the management of our business: an Operating Committee, an Audit and Corporate Practices Committee, an Acquisitions and Contracts Committee, and Nominations and Compensation Committee. Additionally, our Board of Directors has approved the creation of a Sustainability Committee, in accordance with our bylaws.

The Operating Committee, which is composed of five members, is responsible for proposing and approving certain plans and policies relating to our business, investments and administration, including approval of the master development plans of our subsidiary concession holders, our dividend policy and investments of less than U.S.$2.0 million that are not provided for in our annual budget. The Board of Directors appoints all the members of the Operating Committee. Board members elected by the holders of Series BB shares have the right to appoint two of the committee members and to appoint the chairman, who has a deciding vote in the case of a tie. The consent of the Series BB directors is also required to select the members of the Operating Committee that are not members of our board or officers of our company. The current members of the Operating Committee are Francisco Garza Zambrano (President), Fernando Chico Pardo, Rasmus Christiansen and José Antonio Pérez Antón. A secretary has also been appointed who is not a member of the committee.

The Audit and Corporate Practices Committee must be composed of at least three members, all of whom must be independent, and is responsible for supervising the management and conduct of our business, monitoring the activities of our Board of Directors, our officers and the officers of our subsidiaries for compliance with the bylaws and applicable law, as well as coordinating internal auditing activities. With respect to financial reporting and auditing matters, the Audit and Corporate Practices Committee reviews financial data, supervises risk-management activities (such as areas of the company that may be vulnerable to fraud or other acts of corruption, information technology, and environmental and social issues), ensures compliance with the professional code of conduct and has oversight of our internal auditing and controls system, as well as the performance of our external auditors. The Audit and Corporate Practices Committee is also responsible for overseeing our Code of Ethics and monitoring transactions with affiliates, including ITA and its stockholders. In addition to the specific duties and authorities set forth under our bylaws and the Securities Market Law for the Audit and Corporate Practices Committee, the Audit and Corporate Practices Committee also has the authority and duties of the Corporate Practices Committee under the Securities Market Law. Our bylaws provide that the Board of Directors shall determine the number of members of the Audit and Corporate Practices Committee, which is required to comprise solely independent directors. All members of the Audit and Corporate Practices Committee must meet the applicable independence criteria set forth under the Sarbanes-Oxley Act of 2002 and the rules issued thereunder by the U.S. Securities and Exchange Commission. The president of the Audit and Corporate Practices Committee is elected by a vote at the shareholders meeting, as is a secretary, who is not required to be a committee member. The committee also appoints among its members a special delegate who may not be a person appointed by the holders of Series BB shares nor be related to the committee members. The special delegate is charged with ensuring that ITA complies with its obligations under the technical assistance agreement it has with us. The current members of the Audit and Corporate Practices Committee are Francisco Garza Zambrano and Guillermo Ortiz Martínez (Financial Expert of the Audit Committee). A secretary has also been appointed who is not a member of the committee.

The Sustainability Committee was formed on December 1, 2022, and is composed of three members. The Committee has established the following priority issues in connection with the Company’s environmental, social and governance (ESG) program: (i) environmental objective, including actions to monitor, reduce and compensate carbon emissions, protect and restore biodiversity and nature, measures to reduce water consumption and recycle wastewater, measures to increase percentage of recycled waste; (ii) social objectives, including the improvement of food and water safety programs, creating support programs for women and basic education and training programs for young people; and (iii) governance objectives, including implementing measures to increase diversity on our Board of Directors and Committees, succession plans for board members and key executives, creating strategies to resolve over boarding and optimization of transparency with our stockholders. The current members of the Sustainability Committee are Diana María Chávez Varela (President), Claudio Góngora Morales and Alistair McCreadie.

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

Employees

The following table sets forth the number of employees in various positions as of the end of 2022, 2023 and 2024.

	As of December 31,
	2022	2023	2024
Administrative Employees(1)
Servicios Aeroportuarios del Sureste, S.A. de C.V.	—	—	—
México
Cancún Airport	444	481	484
Cozumel Airport	26	27	28
Huatulco Airport	23	23	25
Mérida Airport	65	64	72
Minatitlán Airport	19	18	19
Oaxaca Airport	28	28	30
Tapachula Airport	22	25	24
Veracruz Airport	34	35	36
Villahermosa Airport	35	34	34
Cancún Airports Services, S.A.	242	245	247
Total Mexico	938	980	999
Colombia
Airplan (Corporate Office)	70	83	88
Carepa Airport	28	29	29
Corozal Airport	19	18	21
Medellín Airport (Enrique Olaya Herrera)	46	46	52
Rionegro Airport (José María Córdova)	111	136	144
Montería Airport	44	43	45
Quibdó Airport	38	37	37
Total Colombia	356	392	416
San Juan Airport	98	104	112
Total Puerto Rico	98	104	112
Total Administrative Employees	1,392	1,476	1,527
Unionized Employees(2)
México
Cancún Airport	165	169	169
Cozumel Airport	35	36	36
Huatulco Airport	20	20	20
Mérida Airport	47	46	46
Minatitlán Airport	14	16	16
Oaxaca Airport	23	23	27
Tapachula Airport	24	24	23
Veracruz Airport	25	27	27
Villahermosa Airport	25	26	25
Total México	378	387	389
Colombia
Carepa Airport	—	—	—
Corozal Airport	—	—	—
Medellín Airport (Enrique Olaya Herrera)	—	—	—
Rionegro Airport (José María Córdova)	—	—	—
Montería Airport	—	—	—
Quibdó Airport	—	—	—
Total Colombia	—	—	—
San Juan Airport	17	19	20
Total Puerto Rico	17	19	20
Total Union Employees	395	406	409
(1)	On February 2022, we transferred all of the non-unionized administrative employees by each of our airport operating subsidiaries.

As of December 31, 2022, 2023 and 2024, we had 1,787, 1,882 and 1,936 total employees (administrative and unionized), respectively.

As of December 31, 2022, 2023, and 2024, 22.1%, 21.6% and 21.1%, respectively, of our employees were members of labor unions.

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

All of our Mexican unionized employees are members of local chapters of the Mexican National Union of Airport Workers. As of April 2008, the labor relations with our Mexican employees in our airport operating subsidiaries are governed by one collective labor agreement that is negotiated by the local chapter of the union. Under applicable Mexican labor law, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years. The last agreement for the period 2024 to 2026 has been signed with the union as of Janauary 2025, which prospectively modified the 2024 agreement. We believe we have good relations with our Mexican employees.

Item 7.Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Capital Stock Structure

The following table sets forth the current ownership of outstanding shares as of April 10, 2025, to the extent of our knowledge.

			Percentage of total
	Number of Shares		share capital
Identity of stockholder	B Shares	BB Shares	B Shares	BB Shares
CHPAF Holdings, S.A.P.I. de C.V. (1)(2)(3)(4)(5)	65,008,564	—	21.67%	—
Inversiones Productivas Kierke S.A .de C.V.	36,989,770		12.33%
Grupo ADO, S.A. de C.V.(6)	4,002,750	—	1.33%	—
ITA, through Bancomext (1)(2)(3)(4)(6)	—	22,950,000	—	7.65%
BlackRock, Inc.	22,966,243		7.66%
Other Public(1)	171,048,916	—	49.36%	—
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

(6)	Grupo ADO, S.A. de C.V. indirectly owns 50.0% of ITA through its subsidiary, Inversiones Kierke, which in turn owns, directly or indirectly, 36,989,770 of our Series “B” shares.
(7)	As of December 31, 2024, Blackrock, Inc. had acquired 22,966,243 Series B shares from the open market, as disclosed in the Schedule 13-G filed with the SEC on March 7, 2025.

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

As of December 31, 2022, 2023 and 2024, the accounts pending payment with related parties are as follows:

	At December 31,
	2022	2023	2024

	(millions of Mexican pesos)
Accounts Payable:
Inversiones y Técnicas Aeroportuarias, S.A.P.I. de C.V.(1)	169.7	178.3	101.3
Total Accounts Payable	169.7	178.3	101.3
(1)	Shareholder

As of December 31, 2022, 2023 and 2024, the accounts pending receipt with related parties are as follows:

	At December 31,
	2022	2023	2024

	(millions of Mexican pesos)
Accounts Receivable:
Autobuses Golfo Pacífico, S. A. de C. V.(1)	0.0	0.0	0.0
Total Accounts Receivable	0.0	0.0	0.0
(1)	Shareholder

During the years ending December 31, 2022, 2023 and 2024, the following transactions with related parties were carried out:

	Year Ended December 31,
	2022		2023		2024

		(millions of Mexican pesos)
Commercial revenues	Ps.	23.7	Ps.	28.7	Ps.	28.9
Technical assistance		(643.9)		(715.5)		(400.8)
Leases		(4.6)		(5.8)		(6.2)

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

Pursuant to the Technical Assistance Agreement, ITA and its stockholders agreed to provide management and consulting services and transfer industry “know-how” related to the operation of airports to us. Although Copenhagen Airports ceased to be a shareholder in October 2010, and after the consummation of the sale of a company that owns 49.0% of ITA to Grupo ADO, the Technical Assistance Agreement continues in force and will remain in force. The Technical Assistance Agreement entitles ITA to propose to our board a candidate to be our Chief Executive Officer, to appoint half our other executive officers and two members of our Board of Directors. The agreement also grants us a perpetual and exclusive license in Mexico to use all technical assistance and know-how transferred to us by ITA or its stockholders during the term of the agreement. The agreement had an initial 15-year term which expired in 2013, and was automatically renewed for a successive five-year term on the same conditions on December 18, 2013. We are required under this agreement to pay ITA an annual fee equal to the greater of U.S.$2.0 million, adjusted for U.S. inflation, or 5.0% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with financial reporting standards applicable in Mexico and calculated prior to deducting the technical assistance fee under this agreement). Effective as of January 1, 2024, the applicable rate for the technical assistance agreement was reduced from 5.0% to 2.5%. The fixed dollar amount decreases during the initial five years of the agreement in order to create an incentive for ITA to increase our earnings before comprehensive financing cost, income taxes and depreciation and amortization. ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement. The agreement allows ITA, its stockholders and their affiliates to render additional services to us only if our Acquisitions and Contracts Committee determines that these related persons have submitted the most favorable bid in a bidding process. This process is described in “Item 6. Directors, Senior Management and Employees—Committees.” In 2022, 2023 and 2024, we recognized expenses of U.S.$33.0 million, U.S.$42.3 million and U.S.$19.2 million, respectively, pursuant to the technical assistance agreement. We did not owe ITA additional expenses in 2022, 2023, and 2024.

Arrangements with Entities Controlled by Fernando Chico Pardo

We rent our executive offices in Mexico City from Gafapa, S.A. de C.V., another entity controlled by Fernando Chico Pardo.

Compensation to Directors and Officers

In 2022, we provided Ps. 166.9 million in compensation to executive officers and Ps. 8.7 million in compensation to the Board of Directors and the committees of the Board of Directors. In 2023, we provided Ps. 171.6 million in compensation to executive officers and Ps. 10.3 million in compensation to the Board of Directors and the committees of the Board of Directors. In 2024, we provided Ps. 204.9 in compensation to keymanagement personnel and Ps. 8.7 in compensation to the Board of Directors and the committees of the Board of Directors.

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

At present, a number of labor-law claims have been filed against us mainly relating to involuntary terminations. Should those claims result in a negative ruling, they would not have significant effects. We are currently pursuing judicial remedies and no ruling has been handed down at the date of this report. As of December 31, 2024, we have not established a provision for this item.

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

On August 21, 2019, the Board of Commissioners of COFECE in Mexico notified our Aeropuerto de Cancún of a decision issued on July 25, 2019, which provides for: (i) administrative liability for monopolistic practices (as described in Article 56, Section V of the LFCE (refusal of access)) and (ii) a fine of Ps. 73 million. We appealed COFECE’s decision in November 2023. In November 2023, a Federal specialized Judge granted to Aeropuerto de Cancún constitutional protection against COFECE’s decision and ordered the Board of Commissioners to review and justify whether and as of when the company actually incurred in the relative monopolist practice of “refusal to deal”. Both COFECE and Aeropuerto de Cancun filed appeals against this judgment, currently under review by a specialized Court of Appeals. As of December 31, 2024, the risk associated with the possibility of an unfavorable judgment for the Company amounts to Ps.73 million.

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

Currently, dividends paid to non-resident holders with respect to our Series B shares and ADSs are subject to Mexican withholding tax at the rate of 10.0% on the gross amount of the dividend distributed. Dividends that are paid from a company’s distributable earnings that have not been subject to corporate income tax will be subject to a corporate-level dividend tax (payable by us) calculated on a gross-up basis by applying a factor of 1.4286. Corporate tax rates of 30.0% in 2022, 2023 and 2024 are applied to the result. This corporate-level dividend income tax on the distribution of earnings may be applied as a credit against Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax for the 2024 fiscal year or the Mexican corporate income tax of the two fiscal years following the date in which the dividend was paid. In the case of dividends paid in 2024, the credit would be applicable against the Mexican corporate income tax for the fiscal year ended 2024 or the Mexican corporate income tax corresponding to the following two fiscal years. Dividends paid from a company’s distributable earnings that have been subject to corporate income tax are not subject to this corporate-level dividend income tax.

As of December 31, 2024, we had distributable earnings in an amount of Ps. 23,191.2 million which, if paid from our CUFIN, would not be subject to additional corporate income tax, would not be subject to tax withholding if paid in respect of distributable earnings generated prior to 2014 and could be subject to a 10% tax withholding if paid in respect of distributable earnings generated as of 2014. Our CUFIN amounted to Ps. 23,753.1 million, and Ps. 30,171.7 million, as of December 31, 2023, and 2024, respectively.

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

At the general stockholders’ meeting held on April 26, 2023, our stockholders approved to set aside 5% of the accumulated net profits for the year ended December 31, 2022 to increase our legal reserve, in accordance with Article 20 of the Mexican General Corporations Law (Ley General de Sociedades Mercantiles). In that same meeting, our stockholders approved the payment of an ordinary cash dividend from accumulated retained earnings in the amount of Ps. 9.93 per share, payable in May 2023, as well as an extraordinary cash dividend from accumulated retained earnings in the amount of Ps. 10.00 per share, payable in November 2023, each to be paid in a single installment to each of the outstanding, common, Series “B” and “BB”. Our stockholders also approved to set aside all remaining accumulated net profits for the year ended December 31, 2022 for the repurchase of shares by the Company during the fiscal year 2023, pursuant to Article 56 of the Securities Market Law.

At the general stockholders’ meeting held on April 24, 2024, our stockholders approved to set aside 5% of the accumulated net profits for the year ended December 31, 2023 to increase our legal reserve, in accordance with Article 20 of the Mexican General Corporations Law (Ley General de Sociedades Mercantiles). In that same meeting, our stockholders approved the payment of an ordinary cash dividend from accumulated retained earnings in the amount of Ps. 10.92 per share, payable in May 2024, as well as an extraordinary cash dividend from accumulated retained earnings in the amount of Ps. 10.00 per share, payable in June 2024, each to be paid in a single installment to each of the outstanding, common, Series “B” and “BB”. Our stockholders also approved to set aside all remaining accumulated net profits for the year ended December 31, 2023 for the repurchase of shares by the Company during the fiscal year 2024, pursuant to Article 56 of the Securities Market Law.

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

Our common ADSs, each representing 10 Series B common shares of our capital stock, are traded on the NYSE under the ticker symbol “ASR.” The Bank of New York Mellon serves as the depositary for our common ADSs. On April 10, 2025, there were 8,161,389 common ADSs outstanding, representing 27.20% of our total share capital.

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

Our Capital Stock

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of April 10, 2025:

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

We, through our Cancún subsidiary, have entered into a series of agreements with the shareholders of Airplan and Oriente, entities that hold concessions to operate several airports in Colombia. In October 2017, we received the necessary approvals from the Colombian regulatory authorities to conclude the acquisition of the stake in Airplan. We terminated our agreement to purchase Oriente in 2018. In May 2023, Cancun Airport, through a subsidiary in the United States, entered into an investment agreement with Bávaro International Airport AIB, S.A.S. (AIB), CVC One, Inc., Grupo Abrisa, S.R.L., Muñoz Investment Banking Group Fund, LLC, Abraham Jorge Hazoury Toral and Alberto Alejandro Durán Santana for purposes of developing, constructing and operating an international airport in Bavaro, Dominican Republic. See “—Recent Developments” under “Item 5. Operating and Financial Review and Prospects.”

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

TAXATION

The following summary contains a description of the material anticipated U.S. and Mexican federal income tax consequences of the purchase, ownership and disposition of our Series B shares or ADSs by a beneficial holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of our Series B shares or ADSs (a “U.S. holder”) and the Mexican tax consequences of the purchase, ownership and disposition of our Series B Shares or ADSs by a “non-Mexican holder” (as defined below), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, hold or sell our Series B shares or ADSs. In particular, the summary deals only with U.S. holders that will hold our Series B shares or ADSs as capital assets, and does not address the tax treatment of special classes of U.S. holders such as dealers in securities or currencies, U.S. holders whose functional currency is not the U.S. dollar, tax-exempt organizations, financial institutions, insurance companies, partnerships or other pass-through entities, persons who own or are deemed to own 10.0% or more of our stock by vote or value, U.S. holders liable for any alternative minimum tax, securities traders who elect to account for their investment in Series B shares or ADSs on a mark-to-market basis and persons holding Series B shares or ADSs in a hedging transaction or as part of a straddle, conversion or other integrated transaction for U.S. federal income tax purposes. In addition, the summary does not address any U.S. or Mexican state or local tax considerations that may be relevant to a U.S. holder, nor does it address other tax laws such as the Medicare contribution tax on net investment income.

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

Aerostar and Airplan hold undistributed retained earnings which, if pay as dividends, would require the beneficiaries to pay income tax. As of January 1, 2024, the Company recognized the liability for deferred taxes as there is a taxable temporary difference for the retained earnings by Aerostar and Airplan. As of December 31, 2024, the balance of the deferred income tax recognized at the Cancun Airport on the undistributed retained earnings from Aerostar and Airplan amounted to Ps.710,991.

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

Subject to generally applicable limitations and conditions, Mexican dividend withholding tax paid at the appropriate rate applicable to the U.S. holder may be eligible for a credit against such U.S. holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include requirements adopted by the U.S. Internal Revenue Service (“IRS”) in Regulations promulgated in December 2021, and any Mexican tax will need to satisfy these requirements in order to be eligible to be a creditable tax for a U.S. holder. In the case of a U.S. holder that either (i) is eligible for, and properly elects, the benefits of the Tax Treaty, or (ii) consistently elects to apply a modified version of these rules issued temporary guidance issued in 2023 and complies with the specific requirements set forth in such guidance, the Mexican tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Mexican tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Mexican dividend tax is not a creditable tax for a U.S. holder or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. holder may be able to deduct the Mexican tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

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

The U.S. dollar amount of dividends received by a non-corporate U.S. holder with respect to the Series B shares or ADSs will be subject to tax at a reduced rate if the dividends are “qualified dividends.” Subject to certain exceptions for short -term and hedged positions, dividends will be treated as qualified dividends if: (i) (A) the dividends are received on Series B shares or ADSs which are readily tradable on an established securities market in the United States, or (B) we are eligible for the benefits of a comprehensive tax treaty with the United States which the U.S. Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Tax Treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of the Tax Treaty. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2023 and 2024 taxable years. Furthermore, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our current taxable year or the reasonably foreseeable future, although there can be no assurance in this regard.

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

A U.S. holder generally will not be entitled to credit any Mexican tax imposed on the sale or other disposition of the shares against such U.S. holder’s U.S. federal income tax liability, except in the case of a U.S. holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under temporary guidance issued in 2023 and complies with the specific requirements set forth in such guidance. Additionally, capital gain or loss recognized by a U.S. holder on the sale or other disposition of the Series B shares or ADSs generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the withholding tax qualifies as a creditable tax for U.S. foreign tax credit purposes, a U.S. holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Mexican tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the Series B shares or ADSs even if the U.S. holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, Series B shares or ADSs.

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

Passive Foreign Investment Company Status

Special U.S. tax rules apply to investors in companies that are considered to be PFICs. We will be classified as a PFIC in a particular taxable year if either

●	75 percent or more of our gross income for the taxable year is passive income; or
●	the average percentage of the value of our assets that produce or are held for the production of passive income is at least 50 percent.

Although we believe that we were not a PFIC in 2023 and 2024 do not anticipate becoming a PFIC in the current year or the reasonably foreseeable future, the determination whether we are a PFIC will be made annually depending on the particular facts and circumstances, such as the valuation of our assets, including goodwill and other intangible assets, at the time. Accordingly, we cannot be certain that we will not be a PFIC in the current year or in future years. Because our belief is based in part on the expected market value of our equity, a decrease in the trading price of our common stock and ADSs may result in our becoming a PFIC.

If we are a PFIC for any taxable year and any entity in which we own or are deemed to own equity interests is also a PFIC (a “lower-tier PFIC”), a U.S. holder will be deemed to own a proportionate amount (by value) of the shares of each lower-tier PFIC and will be subject to U.S. federal income tax according to the rules described in the next paragraph on (i) certain distributions by the lower-tier PFIC and (ii) dispositions of shares of the lower-tier PFIC, in each case as if the U.S. holder held such shares directly, even though the U.S. holder will not receive any proceeds of those distributions or dispositions.

If we are classified as a PFIC, and you do not make a mark-to-market election, as described in the following paragraph, you will be subject to a special tax at ordinary income tax rates on “excess distributions,” by us and gain that you recognize on the sale of your Series B shares or ADSs. The amount of income tax on any excess distributions and any gain on the sale of Series B shares or ADSs will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period you hold your Series B shares or ADSs. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of your Series B shares or ADSs at death.

You may be able to mitigate some of the unfavorable rules described in the preceding paragraph by electing to mark your Series B shares or ADSs to market. Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark-to-market election with respect to our Series B shares or ADSs will generally continue to be subject to the foregoing rules with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. If you make this mark-to-market election, you will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of your shares at year-end over your basis in those shares. In addition, any gain you recognize upon the sale of your shares will be taxed as ordinary income in the year of sale. The mark-to-market election is available only for “marketable stock,” which is stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable Treasury regulations. We expect the ADSs to be “marketable stock” because our ADSs are listed on the NYSE, but it is unclear whether our Series B ordinary shares would be so treated.

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

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the Mexican peso relative to the U.S. dollar. Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are largely collected in Mexican pesos based on the average exchange rate for the prior month. In 2022, 2023 and 2024, 27.2%, 27.8% and 29.6%, respectively, of our consolidated revenues were derived from passenger charges for international passengers. In addition, a substantial portion of our contracts with providers of commercial services are denominated in U.S. dollars. In 2022, 2023 and 2024, 31.0%, 33.2% and 29.2%, respectively, of our consolidated revenues were derived from contracts from commercial service providers that are denominated in U.S. dollars. Substantially all of our other revenues are denominated in Mexican pesos. Substantially all of our consolidated costs and expenses are denominated in Mexican pesos (other than the salaries of our executive officers and the technical assistance fee, to the extent paid based on the fixed minimum annual payment). Based on a 5% depreciation of the Mexican peso compared to the U.S. dollar as of December 31, 2024, we estimate that our revenues for the year ended December 31, 2024 would have increased by Ps. 461.6 million.

As of December 31, 2022, 2023, and 2024, 68.6%, 55.0%, 63.8% respectively, of our cash, cash equivalents and investments in financial instruments were denominated in dollars. Based on a 5% depreciation of the Mexican peso compared to the U.S. dollar as of December 31, 2024, we estimate that the value of our cash and cash equivalents and investments in financial instruments as of December 31, 2024 would have increased by Ps. 755.0 million.

As of December 31, 2024, 96.1% of our foreign currency indebtedness was denominated in U.S. dollars and 3.9% was denominated in Colombian pesos. A decrease in the value of the Mexican peso relative to the dollar will increase the cost in pesos of servicing our U.S. dollar denominated indebtedness. Based on a 5% depreciation of the Mexican peso compared to the U.S. dollar as of December 31, 2024, we estimate that our long term debt as of December 31, 2024 would have increased by Ps. 525.4 million.

As of December 31, 2022, 2023 and 2024, we did not have any outstanding forward foreign exchange contracts.

Interest Rate Risk

We depend upon bank credit facilities to partially finance our operations. These transactions expose us to interest rate risk, with the primary interest rate risk exposure resulting from changes in the relevant base rates (banks charged interest based on TIIE plus a margin of 1.25% or based on DTF plus a margin of 4.00%) which are used to determine the interest rates that are applicable to borrowings under our credit facilities. All of our interest rate swap agreements expired in 2012. For more information regarding our economic hedging transactions, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

Based on a 1.0% increase in TIIE, we estimate that the cost of our debt service for the year ended December 31, 2024 would have increased by Ps. 2.5 million in 2024. Based on a 1.0% increase in DTF, we estimate that the cost of our debt service for the year ended December 31, 2024 would have increased by Ps. 0.3 million in 2024.

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

Fees payable by the depositary

From January 1, 2024 through December 31, 2024, the depositary reimbursed or otherwise paid us approximately U.S.$80.0 thousand in compensation in connection with the ADS program. Such amounts include payments for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), and legal fees.

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

Item 14.Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable.

Item 15.Controls and Procedures

The Company’s management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2024. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2023 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. We conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024 using the criteria set forth in the “Internal Control – Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Based on its assessment and using the criteria discussed above, our management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2024.

PricewaterhouseCoopers, S.C., the independent registered public accounting firm that has audited our financial statements, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024, as stated in the report included in Item 18 of this annual report.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting during 2024 that materially affected, or was reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, S.C., during the fiscal years ended December 31, 2023 and 2024:

	Year ended December 31,
	(thousands of Mexican pesos)
	2023	2024
Audit fees	38,637	37,546
Audit-related fees	—	—
Tax	1,272	1,303
All others	—	128
Total fees	39,909	38,977

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

All other fees refer to fees billed by PricewaterhouseCoopers, S.C. for an online platform membership for training and general updating, on accounting, tax and financial issues.

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

			(c) Total number of	(d) Maximum
	(a) Total		shares purchased as	number of shares
	number of	(b) Average	part of publicly	that may yet be
	shares	price paid per	announced plans or	purchased under
2023	purchased	share in Pesos	programs	the plans or programs
January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31	—	—	—	—
June 1-30	—	—	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31(1)	681,734	U.S.$386.62	—	—
November 1-30(1)	797,368	U.S.$401.14	—	—
December 1-31	—	—	—	—
2023 Total	—	—	—	—

(1)As of December 31, 2024 our Chairman of the Board of Directors Fernando Chico Pardo owned, directly or indirectly, 99.99% of CHPAF Holdings, S.A.P.I. de C.V., which purchased 2,983,566 Series B shares in the open market in October and November 2023.

			(c) Total number	(d) Maximum number
	(a) Total	(b) Average	of shares purchased	of shares that may
	number of	price paid	as part of publicly	yet be purchased
	shares	per share	announced	under the
2024	purchased	in Pesos	plans or programs	plans or programs
January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31	—	—	—	—
June 1-30	—	—	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30(1)	1,504,464	U.S.$530.86	—	—
December 1-31	—	—	—	—
2024 Total	—	—	—	—

(1)Our Chairman of the Board of Directors Fernando Chico Pardo owns, directly or indirectly, 99.99% of CHPAF Holdings, S.A.P.I. de C.V., which purchased 2,983,566 Series B Shares in the open market in October and November, 2024.

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

Item 16I.Jurisdictions that Prevent Inspections

Not applicable.

Item 16J.Insider Trading Policies

ASUR has adopted comprehensive policies and procedures to ensure compliance with insider trading laws, rules, regulations and applicable listing standards, including its Code of Conduct, which outlines the ethical standards and general behavioral guidelines applicable to all directors, officers, and employees, including provisions to prevent the misuse of material non-public information.

These policies collectively address key aspects of insider trading prevention, including pre-clearance requirements for securities transactions, defined blackout periods, and guidelines for the appropriate handling of sensitive information. ASUR is committed to regularly reviewing and updating these policies to ensure alignment with evolving regulatory requirements and best practices.

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
•

the cybersecurity processes are reviewed, tested, updated and approved, according to our internal policies, which include, among others, conducting assessment tests and disaster recovery plans to test the main components of our IT infrastructure, and

•

a third-party cyber risk management process for vendors that includes, among other things, a security assessment to determine whether they are aware of vulnerabilities and associated risks before engaging them and using their services. Additionally, we regularly conduct vulnerability scans, validation of anti-malware and anti-intrusion systems, as well as network segmentation and content filtering. If during our security assessments, we identify potential cybersecurity risks, we restrict the access to that provider to our systems.

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

Board of Directors

The board of director’s Audit Committee is primarily responsible for the oversight of risks from cybersecurity threats, as well as for the review and approval of cybersecurity-related policies. The Audit Committee has decided to retain the oversight of risks in connection with cybersecurity threats, due to the importance of cybersecurity-related risks to our stakeholders.

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

PART III

Item 17.Financial Statements

Not applicable.

Item 18.Financial Statements

See pages F-1 through F-69. The following is an index to the financial statements:

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

4.6

Amendment, dated January 1, 2008 to the Technical Assistance and Transfer of Technology Agreement among the Company, Grupo Servicios Aeroportuarios del Sureste, S.A. de C.V., Aeropuerto de Cancún, S.A. de C.V., Aeropuerto de Cozumel, S.A. de C.V., Aeropuerto de Huatulco, S.A. de C.V., Aeropuerto de Mérida, S.A. de C.V., Aeropuerto de Minatitlán, S.A. de C.V., Aeropuerto de Oaxaca, S.A. de C.V., Aeropuerto de Tapachula, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V.,  Aeropuerto de Villahermosa, S.A. de C.V., Copenhagen Airports, Fernando Gerardo Chico Pardo and ITA (incorporated by reference to our Form 20-F filed on June 20, 2008).

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

4.18

Amendment to Exhibit 7 of the Company’s concession titles dated as of October 19, 2023 (amending the original concession titles dated as of June 29, 1998, as amended on March 19, 1999) in connection with the Company’a Mexican Airports (incorporated by reference to our Form 20-F filed on April 15, 2024).

8.1	List of material subsidiaries of the Company.

11.1	Code of Ethics (incorporated by reference to our Form 20-F filed on June 16, 2004).

12.1	Certification of Chief Financial Officer and Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

13.1	Certifications of Chief Financial Officer and Chief Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

97.1	Policy for the Recovery of Erroneously Awarded Compensation (incorporated by reference to our Form 20-F filed on April 15, 2024).

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.

By:	/s/ Adolfo Castro Rivas
	Name:	Adolfo Castro Rivas
	Title:	Chief Executive Officer

Dated: April 10, 2025

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Financial Statements

December 31, 2022, 2023 and 2024

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Index

December 31, 2022, 2023 and 2024

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Grupo Aeroportuario del Sureste, S. A. B. de C. V.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Grupo Aeroportuario del Sureste, S. A. B. de C. V. and its subsidiaries (the “Company”) as of December 31, 2024 and 2023, and the related consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

Regulated Revenues - Compliance with the Price Regulation Maximum Rate Stated in the Mexican Concession Agreements

As described in Notes 3, 18 and 19 to the consolidated financial statements, the Company recognized total regulated revenues for the year ended December 31, 2024 of Ps.14,377 million, which was derived from airports operated in Mexico. Revenue is measured based on the consideration specified in the tariff regulating system applicable to airports in Mexico for each performance obligation identified. As disclosed by management, the system of price regulation applicable to the Company’s Mexican airports establishes an annual maximum rate for each airport for each year through December 31, 2024, which is the maximum annual amount of revenues per workload unit (equal to one passenger or 100 kg (220 pounds) of cargo) that the Company may earn at each airport from services subject to price regulation. If the maximum annual rate is exceeded, the government authorities could revoke one or more of the Company’s airport concessions in Mexico. Management monitors and adjusts its income on a regular basis in order for its annual invoicing not to exceed the maximum rate limits at each of the airports operated by the Company in Mexico. Determining whether revenues are in excess of the maximum rates established in the concession is complex and management must obtain specific information, such as passenger traffic and cargo statistics, as well as inputs such as the National Producer Price Index (excluding oil), authorized rates for airport services and the Rate for Airport Use published by the Mexican regulator.

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

/s/C. P.C. Antonio Nivón Trejo
Audit Partner
Mexico City, Mexico
April 10, 2025

We have served as the Company’s auditor since 1998.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statements of Financial Position

December 31, 2023 and 2024

Thousands of Mexican pesos

	December 31,
	2023		2024
Assets
CURRENT ASSETS:
Cash and cash equivalents (Note 5)	Ps.	13,872,897	Ps.	20,083,457
Restricted cash (Note 5.1)		1,615,400		2,043,625
Accounts receivable - Net (Note 6.1)		2,317,818		2,804,341
Receivable from third parties		100,696		100,696
Recoverable income taxes (Note 13 b)		332,060		110,327
Creditable value added tax		116,697		107,223
Inventory		60,360		58,220
Other assets		317,269		348,122
Total current assets		18,733,197		25,656,011
NON-CURRENT ASSETS:
Investment in financial instruments (Note 6.3)		1,818,949		1,537,688
Land, furniture and equipment - Net (Note 7)		184,016		268,450
Intangible assets, airport concessions and goodwill - Net (Note 8)		49,310,063		55,886,163
Investment accounted through the equity method (Note 17.2.e)		296,199		288,440
Total assets	Ps.	70,342,424	Ps.	83,636,752
Liabilities and Stockholders’ Equity
CURRENT LIABILITIES:
Bank loans (Note 10)	Ps.	889,591	Ps.	687,716
Short term debt (Note 11)		344,048		443,814
Income tax payable		789,299		1,821,426
Accounts payable and accrued expenses (Note 9)		2,804,289		2,934,050
Total current liabilities		4,827,227		5,887,006
NON-CURRENT LIABILITIES:
Bank loans (Note 10)		2,586,932		2,163,853
Long-term debt (Note 11)		8,404,199		10,064,073
Deferred income tax (Note 13 a)		2,897,858		3,852,813
Employee benefits obligations		35,010		56,382
Total liabilities		18,751,226		22,024,127
STOCKHOLDERS’ EQUITY (Note 12):
Capital stock		7,767,276		7,767,276
Capital reserves		14,096,799		25,733,425
Other comprehensive income		(1,619,693)		391,485
Retained earnings		24,700,966		20,320,736
Controlling interest		44,945,348		54,212,922
Non-Controlling interest		6,645,850		7,399,703
Total stockholders’ equity		51,591,198		61,612,625
Total liabilities and stockholders’ equity	Ps.	70,342,424	Ps.	83,636,752

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statements of Comprehensive Income

For the periods ended on December 31, 2022, 2023 and 2024

Thousands of Mexican pesos, except earnings per share

	For the period ended December 31,
	2022		2023		2024
Revenue (Notes 3, and 19.1):
Aeronautical services	Ps.	14,072,517	Ps.	15,223,096	Ps.	18,589,161
Non-aeronautical services		8,548,671		9,295,915		9,895,327
Construction services (Note 3.1.3)		2,692,694		1,302,633		2,848,299
Total revenue		25,313,882		25,821,644		31,332,787
Operating costs and expenses (Note 4):
Cost of aeronautical and non-aeronautical services		7,982,210		8,956,286		10,645,044
Cost of construction services		2,692,694		1,302,633		2,848,299
Administrative expenses		287,061		319,200		319,638
Total operating costs and expenses		10,961,965		10,578,119		13,812,981
Other Income (Note 3.2 and 15.h)		346,232		—		—
Operating profit		14,698,149		15,243,525		17,519,806
Interest income		450,261		1,349,317		1,615,065
Interest expense		(855,518)		(1,125,862)		(826,708)
Exchange income on foreign currency		371,228		771,746		2,604,447
Exchange loss on foreign currency		(579,387)		(1,608,954)		(531,957)
		(613,416)		(613,753)		2,860,847
Share of loss of the investment accounted trought the equity method (Note 17.2.e)		—		(9,685)		(7,760)
Net income before income taxes		14,084,733		14,620,087		20,372,893
Income taxes (Note 13 a):
Income tax		3,438,809		3,944,143		6,342,455
Net income for the year	Ps.	10,645,924	Ps.	10,675,944	Ps.	14,030,438
Net income for the year attributable to:
Controlling interest	Ps.	9,986,548	Ps.	10,203,713	Ps.	13,551,429
Non-Controlling interest		659,376		472,231		479,009
	Ps.	10,645,924	Ps.	10,675,944	Ps.	14,030,438
Other comprehensive income:
Items that will not be reclassified to income for the period:
Remeasurement of labor obligations	Ps.	(1,833)	Ps.	1,644	Ps.	(17,233)
Items that might be reclassified to income for the period:
Effect of the foreign currency translation in subsidiaries		(1,767,962)		(1,530,746)		2,818,418
Total comprehensive income for the year	Ps.	8,876,129	Ps.	9,146,842	Ps.	16,831,623
Comprehensive income for the year attributable to:
Controlling interest	Ps.	8,953,223	Ps.	9,303,574	Ps.	15,545,374
Non-Controlling interest		(77,094)		(156,732)		1,286,249
Total comprehensive income for the year	Ps.	8,876,129	Ps.	9,146,842	Ps.	16,831,623
Basic and diluted earnings per share expressed in Mexican Pesos (Note 17.18)	Ps.	33.29	Ps.	34.01	Ps.	45.17

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statement of Changes in Stockholders’ Equity

December 31, 2022, 2023 and 2024

Thousands of Mexican pesos except dividend per share

			Capital reserves
					Reserve for		Other						Total
	Capital		Legal		repurchase		comprehensive		Retained		Non-controlling		stockholders’
	stock		reserve		of shares		income		earnings		interest		equity
Balances at January 1, 2022	Ps.	7,767,276	Ps.	1,989,535	Ps.	11,554,572	Ps.	313,582	Ps.	15,551,586	Ps.	8,593,505	Ps.	45,770,056
Comprehensive income:
Net profit for the year		—		—		—		—		9,986,548		659,376		10,645,924
Effect of foreign currency translation in subsidiaries		—		—		—		(1,031,492)		—		(736,470)		(1,767,962)
Remeasurement of labor obligations		—		—		—		—		(1,833)		—		(1,833)
Total comprehensive income		—		—		—		(1,031,492)		9,984,715		(77,094)		8,876,129
Transfers to legal reserve		—		295,857		—		—		(295,857)		—		—
Aerostar’s Capital reimbursement, non-controlling interest (Note 17.2)		—		—		—		—		—		(845,245)		(845,245)
Aerostar dividend paid, non-controlling interest (Note 17.2)		—		—		—		—		—		(276,333)		(276,333)
Transactions with shareholders:		—		—		—		—		—		—		—
Ordinary and extraordinary dividends paid on June 1, 2022 (Ps.9.03 and Ps.6.00 per share) (Note 12)		—		—		—		—		(4,509,000)		—		(4,509,000)
Balances at December 31, 2022	Ps.	7,767,276	Ps.	2,285,392	Ps.	11,554,572	Ps.	(717,910)	Ps.	20,731,444	Ps.	7,394,833	Ps.	49,015,607
Comprehensive income:
Net profit for the year		—		—		—		—		10,203,713		472,231		10,675,944
Effect of foreign currency translation in subsidiaries		—		—		—		(901,783)		—		(628,963)		(1,530,746)
Remeasurement of labor obligations		—		—		—		—		1,644		—		1,644
Total comprehensive income		—		—		—		(901,783)		10,205,357		(156,732)		9,146,842
Transfers to legal reserve		—		256,835		—		—		(256,835)		—		—
Aerostar’s Capital reimbursement, non-controlling interest (Note 17.2)		—		—		—		—		—		(102,066)		(102,066)
Aerostar dividend paid, non-controlling interest (Note 17.2)		—		—		—		—		—		(490,185)		(490,185)
Ordinary and extraordinary dividends paid on May 31, and November 29, 2023 (Ps.9.93 and Ps.10.00 per share) (Note 12)		—		—		—		—		(5,979,000)		—		(5,979,000)
Balances at December 31, 2023	Ps.	7,767,276	Ps.	2,542,227	Ps.	11,554,572	Ps.	(1,619,693)	Ps.	24,700,966	Ps.	6,645,850	Ps.	51,591,198
Comprehensive income:
Net profit for the year		—		—		—		—		13,551,429		479,009		14,030,438
Effect of foreign currency translation in subsidiaries		—		—		—		2,011,178		—		807,240		2,818,418
Remeasurement of labor obligations		—		—		—		—		(17,233)		—		(17,233)
Total comprehensive income		—		—		—		2,011,178		13,534,196		1,286,249		16,831,623
Transactions with shareholders in their capacity as shareholders:
Increase in reserve for repurchase of shares (Note 12)		—		—		11,636,626		—		(11,636,626)		—		—
Aerostar’s Capital reimbursement, non-controlling interest (Note 17.2)		—		—		—		—		—		(102,067)		(102,067)
Aerostar dividend paid, non-controlling interest (Note 17.2)		—		—		—		—		—		(430,329)		(430,329)
Ordinary and extraordinary dividends paid on May 29, and June 26, 2024 (Ps.10.93 and Ps.10.00 per share) (Note 12)		—		—		—		—		(6,277,800)		—		(6,277,800)
Balances at December 31, 2024	Ps.	7,767,276	Ps.	2,542,227	Ps.	23,191,198	Ps.	391,485	Ps.	20,320,736	Ps.	7,399,703	Ps.	61,612,625

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statements of Cash Flows

For the periods ended on December 31, 2022, 2023 and 2024

Thousands of Mexican pesos

	For the period ended December 31,
	2022		2023		2024
Operating activities
Income before income taxes	Ps.	14,084,733	Ps.	14,620,087	Ps.	20,372,893
Adjustments for:
Share of loss of the investment accounted by the equity method		—		9,685		7,760
Depreciation and amortization (Notes 4, 7 and 8)		2,059,237		2,069,157		2,322,984
Loss on disposal of land		—		—		—
Interest income		(450,261)		(1,349,317)		(1,615,065)
Interest expense		855,519		1,125,862		826,708
Exchange loss		579,387		1,608,954		531,957
Exchange gain		(371,228)		(771,746)		(2,320,904)
Working capital variations:
Accounts receivable (Note 6.1)		(1,016,389)		161,248		(427,670)
Recoverable taxes and other current assets		(686,745)		(23,262)		(560,929)
Trade accounts payable and acrrued expenses (Note 9)		741,374		(240,795)		923,931
		15,795,627		17,209,873		20,061,665
Income taxes paid (Note 13)		(2,277,190)		(3,764,682)		(4,490,624)
Net cash flows generated from operating activities		13,518,437		13,445,191		15,571,041
Investing activities
Improvements to assets under concession and acquisition of furniture and equipment (Note 8)		(2,775,773)		(1,371,000)		(4,394,462)
Investment accounted by the equity method (Note 17.2e)		—		(305,885)		—
Reimbursement of investment in joint venture		—		6,802		—
Loans (obtained) granted		(35,100)		47,922		—
Interest received		385,852		1,202,286		1,483,246
Restricted cash (Note 5.1)		(122,025)		(210,594)		(123,394)
Investment in financial instruments (Note 6.3)		—		(1,818,949)		281,261
Net cash flows used in investing activities		(2,547,046)		(2,449,418)		(2,753,349)
Financing activities
Restricted cash (Note 5.1)		(1,175,622)		15,922		(304,831)
Obtainment of long-term debt (Note 11)		3,947,522		—		—
Bank loans paid (Note 10)		(1,498,076)		(1,475,000)		(538,712)
Lease payments - Principal portion		(7,078)		(5,186)		(5,335)
Long-term debt paid (Note 11)		(222,568)		(200,535)		(224,914)
Interest paid (Note 20)		(1,079,621)		(1,067,106)		(938,155)
Capital reduction (non-controlling interest) and dividends paid (non-controlling interest) (Note 17.2)		(1,585,960)		(605,500)		(628,609)
Dividends paid (Note 12)		(4,509,000)		(5,979,000)		(6,277,800)
Net cash flows used from financing activities		(6,130,403)		(9,316,405)		(8,918,356)
Increase in cash and cash equivalents		4,840,988		1,679,368		3,899,336
Cash and cash equivalents at the beginning of the year		8,770,062		13,174,991		13,872,897
Exchange profit (loss) on cash and cash equivalents		(436,059)		(981,462)		2,311,224
Cash and cash equivalents at the end of the year	Ps.	13,174,991	Ps.	13,872,897	Ps.	20,083,457

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

Figures expressed in thousands of Mexican pesos (Ps.), thousands of US dollars (USD) and thousands of Colombian pesos (COP), except for number of shares, earnings per share and exchange rates

Note 1 - Overview:

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

On June 1998, the Mexican Department of Communications and Transportation (SCT by its Spanish acronym) granted Grupo Aeroporturario del Sureste, S. A. B. de C. V. (the Company) the nine concessions to administrate, operate, exploit and develop the nine Southeast airports over a period of 50 years commencing on November 1, 1998. Pursuant to the Mexican General Law of National Assets; all the land, furniture and permanent fixed assets located in the airports are the property of the Mexican federal government. The term of the concessions may be extended by the parties under certain circumstances, in accordance with Article 15 of the Airports Law that establishes, among other things that 1) it had fulfilled the conditions set out in the respective title, 2) if requested before the five years of the concession’s validity begun and 3) accept the new conditions.

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

Through its subsidiary Cancún Airport, the Company holds 60% in Aerostar Airport Holding, LLC (Aerostar), which operates and manages Aeropuerto Internacional Luis Muñoz Marin (LMM Airport) in San Juan de Puerto Rico, and 100% the shares of Sociedad Operadora de Aeropuertos Centro Norte, S. A. (Airplan), domiciled in the city of Medellín, Colombia, who operates and administrate through a single concession (contract 8000011-OK) the following six Airports: Airport Olaya Herrera Medellín, Airport José María Córdoba from Rionegro, Airport El Caraño from Quibdó, Airport Los Garzones from Montería, Airport Antonio Roldán Betancourt from Carepa and Airport Las Brujas in Corozal.

At December 31, 2022, the Companyʼs outstanding capital stock was held by the investing public (60.63%), and has been listed in New York (NYSE) and México (BMV), Inversiones y Técnicas Aeroportuarias, S. A. P. I. de C. V. (ITA) 7.65%, CHAPF Holdings, S. A. P. I. de C. V. 19.41%, Inversiones Productivas Kierke, S. A. de C. V. 12.31%. Shareholding is divided amongst different shareholders, without there being an individual or a particular group that controls the Company directly.

At December 31, 2023 and 2024, the Companyʼs outstanding capital stock was held by the investing public (58.02% and 57.02%, respectively) listed in New York (NYSE) and México (BMV), Inversiones y Técnicas Aeroportuarias, S. A. P. I. de C. V. (ITA) (7.65)% in both years, CHAPF Holdings, S. A. P. I. de C. V. 20.67% and 21.67%, in 2023 and 2024, respectively, Inversiones Productivas Kierke, S. A. de C. V. 12.33% in both years, and Grupo ADO, S. A. de C. V. 1.33% in both years. Shareholding is divided amongst different shareholders, without there being an individual or a particular group that controls the Company directly.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

Note 2 - Segment information:

The Company is a Mexican entity that was incorporated in April 1998 as a wholly-owned entity of the federal public government to administrate, operate, maintain and develop nine airports in the Southeast of Mexico. The nine airports are located in the following cities: Cancun, Cozumel, Mérida, Huatulco, Oaxaca, Veracruz, Villahermosa, Tapachula and Minatitlán.

In addition, Cancun Airport holds a 100% of the interest in the following subsidiaries: Caribbean Logistic, S. A. de C. V. and Cargo RF, S. A. de C. V, companies providing storage services, handling services, warehousing and custody of foreign trade merchandise and the related to the premises inspected at airports concessioned to third parties, as well as Cancun Airport Services, S. A. de C. V., whose main activity is to establish and operate shops, for the sale of all type of products, ASUR Dominicana LLC, a limited liability company incorporated under the laws of Delaware, with the purpose of developing and building an international airport in Bávaro, Dominican Republic. ASUR Dominicana LLC ASUR maintains a 25% associate interest in the company Aeropuerto Internacional de Bávaro AIB, S.A.S.

As mentioned in Note 1, the Company controls Aerostar and Airplan through its equity interest, namely 60% in Aerostar and 100% in Airplan.

See information by segments is shown as follows.

Year ended on											Holding &				Consolidation
December 31, 2022	Cancún		Aerostar (*)		Airplan (**)		Mérida		Villahermosa		Services		Other		adjustments		Total
Revenue from contracts with clients:
Aeronautical revenue	Ps.	7,515,691	Ps.	2,100,276	Ps.	2,027,061	Ps.	799,661	Ps.	316,367		—	Ps.	1,313,461		—	Ps.	14,072,517
Non-aeronautical revenue		5,854,262		1,598,601		652,280		168,802		64,553	Ps.	872,592		210,172	Ps.	(872,591)		8,548,671
Revenue for construction services		910,812		411,152		12,922		553,361		105,690		—		698,757		—		2,692,694
Cost of aeronautical and non-aeronautical services		(3,736,571)		(824,807)		(1,030,010)		(340,938)		(149,213)		219,982		(587,775)		872,591		(5,576,741)
Cost of construction services		(910,812)		(411,152)		(12,922)		(553,361)		(105,690)		—		(698,757)		—		(2,692,694)
Operating profit		9,022,518		2,149,776		1,233,502		557,128		193,390		806,419		735,416		—		14,698,149
Non-current assets		20,397,710		19,071,914		3,396,813		3,593,843		1,250,325		40,386,563		6,217,622		(41,475,439)		52,839,351
Total assets		30,024,926		23,292,857		4,924,236		4,043,180		1,497,541		41,149,776		7,462,444		(41,475,439)		70,919,521
Total liabilities		6,713,813		12,177,362		2,457,168		81,660		125,739		161,001		187,171		—		21,903,914
Improvements to assets under concession and acquisition of furniture and equipment in the period		1,062,108		440,627		12,695		476,164		50,654		—		733,525		—		2,775,773
Amortization and depreciation		(610,864)		(724,294)		(415,829)		(70,397)		(38,317)		906		(200,442)		—		(2,059,237)
Revenue recognized At point in time:
Aeronautical revenue		6,628,035		1,411,532		1,967,114		745,695		290,593		—		1,214,455		—		12,257,424
Non-aeronautical revenue		1,085,461		337,190		—		—		—		—		—		—		1,422,651
Total	Ps.	7,713,496	Ps.	1,748,722	Ps.	1,967,114	Ps.	745,695	Ps.	290,593	Ps.	—	Ps.	1,214,455	Ps.	—	Ps.	13,680,075
Over a period time:
Aeronautical revenue		887,656		688,744		59,947		53,966		25,774		—		99,006		—		1,815,093
Non-aeronautical revenue		4,768,801		1,261,411		652,280		168,802		64,553		872,592		210,172		(872,591)		7,126,020
Revenue for construction services		910,812		411,152		12,922		553,361		105,690		—		698,757		—		2,692,694
Total	Ps.	6,567,269	Ps.	2,361,307	Ps.	725,149	Ps.	776,129	Ps.	196,017	Ps.	872,592	Ps.	1,007,935	Ps.	(872,591)	Ps.	11,633,807

(*)       Subsidiary located in Puerto Rico.

(**)     Subsidiary located in Colombia.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

Year ended on											Holding &				Consolidation
December 31, 2023	Cancún		Aerostar (*)		Airplan (**)		Mérida			Villahermosa	Services		Other		adjustments		Total
Revenue from contracts with clients:
Aeronautical revenue	Ps.	8,167,803	Ps.	2,029,890	Ps.	1,945,637	Ps.	1,066,368	Ps.	404,370		—	Ps.	1,609,028		—	Ps.	15,223,096
Non-aeronautical revenue		6,373,826		1,729,919		659,237		232,536		73,876	Ps.	980,145		226,521	Ps.	(980,145)		9,295,915
Revenue for construction services		415,669		414,520		14,539		64,610		76,389		—		316,906		—		1,302,633
Cost of aeronautical and non-aeronautical services		(4,248,298)		(1,482,310)		(1,151,396)		(446,190)		(168,342)		264,181		(634,919)		980,145		(6,887,129)
Cost of construction services		(415,669)		(414,520)		(14,539)		(64,610)		(76,389)		—		(316,906)		—		(1,302,633)
Operating profit		9,610,292		1,629,778		1,084,377		763,302		263,965		925,105		966,706		—		15,243,525
Non-current assets		22,273,489		16,392,510		2,943,119		3,579,162		1,271,556		44,513,606		6,251,131		(45,615,346)		51,609,227
Total assets		31,363,171		19,668,032		5,968,440		4,308,637		1,555,737		45,017,265		8,076,488		(45,615,346)		70,342,424
Total liabilities		5,029,334		10,424,993		2,727,965		100,176		107,358		121,335		240,065				18,751,226
Improvements to assets under concession and acquisition of furniture and equipment in the period		477,361		465,166		14,297		68,567		69,768		—		275,841		—		1,371,000
Amortization and depreciation		(683,039)		(647,721)		(369,101)		(89,412)		(45,939)		(21)		(233,924)		—		(2,069,157)
Revenue recognized At point in time:
Aeronautical revenue		7,149,065		1,428,789		1,890,175		997,651		376,675		—		1,491,404		—		13,333,759
Non-aeronautical revenue		1,172,595		396,724				—		—		—		—		—		1,569,319
Total	Ps.	8,321,660	Ps.	1,825,513	Ps.	1,890,175	Ps.	997,651	Ps.	376,675	Ps.	—	Ps.	1,491,404	Ps.	—	Ps.	14,903,078
Over a period time:
Aeronautical revenue		1,018,738		601,101		55,462		68,717		27,695		—		117,624		—		1,889,337
Non-aeronautical revenue		5,201,231		1,333,195		659,237		232,536		73,876		980,145		226,521		(980,145)		7,726,596
Revenue for construction services		415,669		414,520		14,539		64,610		76,389		—		316,906				1,302,633
Total	Ps.	6,635,638	Ps.	2,348,816	Ps.	729,238	Ps.	365,863	Ps.	177,960	Ps.	980,145	Ps.	661,051	Ps.	(980,145)	Ps.	10,918,566

(*)    Subsidiary located in Puerto Rico.

(**)  Subsidiary located in Colombia.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

Year ended on											Holding &				Consolidation
December 31, 2024	Cancún		Aerostar (*)		Airplan (**)		Mérida		Villahermosa		Services		Other		adjustments		Total
Revenue from contracts with clients:
Aeronautical revenue	Ps.	10,414,204	Ps.	2,208,073	Ps.	2,465,434	Ps.	1,122,018	Ps.	462,282		—	Ps.	1,917,150		—	Ps.	18,589,161
Non-aeronautical revenue		6,424,750		1,981,707		857,301		268,600		85,396	Ps.	1,157,048		277,573	Ps.	(1,157,048)		9,895,327
Revenue for construction services		1,488,898		626,195		25,387		177,339		88,466		—		442,014		—		2,848,299
Cost of aeronautical and non-aeronautical services		(4,958,839)		(1,932,670)		(1,363,220)		(517,221)		(202,602)		269,525		(774,081)		1,157,048		(8,322,060)
Cost of construction services		(1,488,898)		(626,195)		(25,387)		(177,339)		(88,466)		—		(442,014)		—		(2,848,299)
Operating profit		11,157,227		1,528,467		1,540,947		728,867		293,650		1,106,922		1,163,726		—		17,519,806
Non-current assets		24,122,818		20,215,783		3,228,074		3,660,686		1,321,282		53,428,740		6,696,067		(54,692,709)		57,980,741
Total assets		38,646,834		23,562,476		6,792,163		4,328,447		1,657,410		54,291,248		9,050,883		(54,692,709)		83,636,752
Total liabilities		6,999,215		12,434,805		2,165,623		27,997		95,270		123,514		177,703				22,024,127
Improvements to assets under concession and acquisition of furniture and equipment in the period		2,644,300		707,709		25,751		213,364		100,603		—		702,735		—		4,394,462
Amortization and depreciation		(722,888)		(728,643)		(418,568)		(144,530)		(51,426)		(13)		(256,916)		—		(2,322,984)
Revenue recognized
At point in time:
Aeronautical revenue		9,145,275		1,445,579		2,399,113		1,029,896		423,299		—		1,758,279		—		16,201,441
Non-aeronautical revenue		1,123,689		429,694		—		—		—		—		—		—		1,553,383
Total	Ps.	10,268,964	Ps.	1,875,273	Ps.	2,399,113	Ps.	1,029,896	Ps.	423,299	Ps.	—	Ps.	1,758,279	Ps.	—	Ps.	17,754,824
Over a period time:
Aeronautical revenue		1,268,929		762,494		66,321		92,122		38,983		—		158,871		—		2,387,720
Non-aeronautical revenue		5,301,061		1,552,013		857,301		268,600		85,396		1,157,048		277,573		(1,157,048)		8,341,944
Revenue for construction services		1,488,898		626,195		25,387		177,339		88,466		—		442,014				2,848,299
Total	Ps.	8,058,888	Ps.	2,940,702	Ps.	949,009	Ps.	538,061	Ps.	212,845	Ps.	1,157,048	Ps.	878,458	Ps.	(1,157,048)	Ps.	13,577,963

(*)    Subsidiary located in Puerto Rico.

(**)  Subsidiary located in Colombia.

Note 3 - Revenue from Contracts with Customers:

3.1) Revenue recognition

Airports operated by the Company receive income from external clients for aeronautical services rendered to airlines and the rendering of complementary services. The Company also recognizes revenue from construction services arising from concession agreements with government entities.

Following is a description of the principal types of service agreements from which the Company receives revenue.

3.1.1) Aeronautical services

The Company operates airports in three countries (Mexico, Puerto Rico and Colombia), providing multiple aeronautical services involving principally the following performance obligations:

a.	Passenger rates (Airport Use Rate – TUA), which are calculated based on total outgoing passengers (other than diplomats, infants and passengers in transit) making use of air terminals operated by the Company.
b.	Landing fees, which contemplate landing services, the use of runways, taxiing strips, and bands.
c.	Platform use fees, based on the time an aircraft remains at a terminal after landing.
d.	Security services, calculated on the basis of the total number of incoming and outgoing passengers.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

e.	Baggage inspection fee, calculated on the basis of total number of outgoing passengers.
f.	Use of passenger walkways, which consists of rendering passenger walkways service connecting an aircraft to the terminal after landing.
g.	Fee for the use of passenger documentation counters; the fee is applied on the basis of the holding of documentation for one-hour periods. After the first hour has elapsed, the fee is charged proportionately for 30-minute increments.

Revenue is measured based on the consideration specified in the tariff regulating system applicable to airports in each country for each performance obligation identified. In Mexico, these are regulated by the SCT, in Puerto Rico by the “Federal Aviation Administration” (or FAA) and in Colombia by the Special Administrative Unit of Civil Aeronautics (Aerocivil).

In its capacity as operator of the LMM Airport, Aerostar entered into a Use Agreement with the main airlines serving LMM Airport, referred to as “Signing Airlines”. The agreement has a term of 15 years, counted as from February 27, 2013, with an option to be terminated in advance by agreement of the parties. If, upon completion of the effective term, no new use agreements have been entered into, each of the Use Agreements in force at that date will continue to be binding until new use agreements are signed.

Pursuant to the Use Agreement, Aerostar is entitled to receive the following annual contributions from the airlines serving LMM Airport:

●	For the first year of the contract (i.e. the year ended on December 31, 2013), USD62,000 (approximately Ps.1,268,966) multiplied by the number of effective days elapsed in that year, divided by the number of days of the year.
●	For the following five years of the contract, USD62,000 per year.
●	For the remaining years, the total annual contributions for the previous year, adjusted by inflation based on the non-underlying U.S. Consumer Price Index. For the years ended December 31, 2022, 2023 and 2024, airline contributions was USD67,030 (Ps.1,305,166), USD69,424 (Ps.1,174,583) and USD73,294 (Ps.1,315,526), respectively.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

Passenger, landing and security fees are recorded at a particular point in time, once the aircraft departure manifest has been delivered. Revenue arising from other performance obligations is recorded over a period of time as the services are rendered.

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

The prompt-payment discount for regulated income principally the Airport Use Fees (TUA by its initials in Spanish) is established in each of the contracts signed with the airlines, and is subtracted from the aforementioned income. In 2022, 2023 and 2024, the discount amounted to Ps.118,480, Ps.200,695 and Ps.315,012, respectively.

Terms of payment

The airport service contracts term of 30 days, complementary services, payments must be made on the first day of each month.

Amendments to the Tariff Regulation Bases

On October 4, 2023, ASUR received a notification from the AFAC, a decentralized body of the Ministry of Infrastructure, Communications and Transportation (SICT), informing of its decision to modify with immediate effect the terms of the tariff base regulation established in the Exhibit 7 of the concession contracts entered into with the SICT dated June 29, 1998, and its last amendment on March 19, 1999. Section 10.8 of the concession contracts establishes that any of the terms of the concession may be modified by mutual agreement between the SICT and ASUR in accordance with the applicable law. Following negotiations between the Company and the SICT, the SICT decided to unilaterally modify the terms of the Amended Tariff Regulations. On October 18, 2023, the Mexican Congress approved the initiative to increase the Airport Use Right of each of the airports in the ASUR concession from 5% to 9%. The increase took effect from January 1, 2024.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

On December 11, 2023, the Federal Civil Aviation Agency (AFAC), based on the periodic review of the maximum joint rate on the new bases, determined the maximum joint rate of the Mexican Airports for the period from January 1, 2024 through December 31, 2028, the rates applicable are shown below:

Airport	2024 (1)	2025 (1)	2026 (1)	2027 (1)	2028 (1)
Cancun	359.90	357.02	354.17	351.34	348.52
Cozumel	461.62	457.93	454.27	450.63	447.03
Huatulco	494.48	490.52	486.60	482.70	478.85
Merida	306.65	304.20	301.77	299.36	296.96
Minatitlan	543.88	539.54	535.22	530.94	526.69
Oaxaca	362.85	359.94	357.06	354.21	351.37
Tapachula	299.49	297.09	294.72	292.36	290.02
Veracruz	288.30	286.00	283.71	281.44	279.19
Villahermosa	324.04	321.45	318.88	316.33	313.80

(1)Figures in mexican pesos adjusted as of December 31, 2024 based on the Producer Price Index.

3.1.2) Non-aeronautical services

The Company generates revenue from non-aeronautical services, which involve basically the following performance obligations:

a.	Retail sales, recorded when a product is sold to a client and payment on the transaction is made at the time of purchase.
b.	Access rates to nonpermanent overland transportation based on the number of access events experienced by the transportation companies operated by third parties providing passenger transportation services at the terminal.
c.	Car parking, rates based on the time vehicles remain at public parking areas.

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

Leasing income (non-regulated activities) are considered complementary services to the supply of regulated services so there is no separate infrastructure other than the intangible recognized as show in Note 8, nor is a right of use to be accounted for separately in the adoption of IFRS 16.

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

At December 31, 2022, 2023 and 2024, variable leasing income was Ps.4,637,247, Ps.6,831,223 and Ps.7,088,231, respectively, and Ps. 1,295,167, Ps.887,191 and Ps.1,069,265, respectively, for fixed leasing rates.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

3.1.3) Construction services

As an operator of airport concessions, the Company is required to improve items under concession. Works carried out within the airport are based on development plans authorized by the regulators. Revenue from construction services are recorded on the basis of percentages of completion, presented by the contractors, and approved by the regulator at least once a year. Improvements made are expected to complement the infrastructure of the airport operated by the Group. IFRS 15 establishes that during the construction period of the infrastructure related to concessions received, they must be shown as “contract assets” in the statement of financial position, regardless of the type of consideration received (financial asset or intangible asset). See Note 8.

Construction services carried out by the Group do not entitle it to a direct cash consideration; rather, it is entitled to charge users for airport services rendered at the terminals during the concession period. Revenue from construction services is measured at fair value of the services rendered, which increased the value of the intangible asset, plus the cost of capitalizable financing.

As of December 31, 2022, 2023 and 2024, revenues from construction services in Mexico were Ps.2,268,620, Ps.873,574 and Ps.2,196,717. in Aerostar they were Ps.411,152, Ps.414,520, and Ps.626,195, and in Airplan were Ps.12,922, Ps.14,539 and Ps.25,387, respectively.

3.1.4) Airports Law and Regulations

Mexico

Under the Mexican Airports Law and regulations thereto, company revenue is classified as Airport Services, Complementary Airport Services and Commercial Services. Airport Services mainly consist of the use of runways, taxiways and platforms for landings and departures, parking for aircrafts, use of mechanical boarders, security services, hangars, car parking, as well as the general use of the terminals and other infrastructure by the aircrafts, passengers and cargo, including the rental of space that is essential for the operation of airlines and suppliers of complementary services. Non-regulated Services mainly consist in complementary services consist such as of ramp services and handling of luggage and cargo, food services, maintenance and repair and related activities that provide support to the airlines.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

The following sets forth the Company revenue at December 31, 2022, 2023, and 2024 using the classification established in the Airport Law and the Regulations there to, on the basis of performance obligations established under IFRS 15.

	Year ended of December 31,
	2022		2023		2024
Regulated services:
Airport services for revenue from contracts with customers:
Passengers fees	Ps.	10,795,615	Ps.	11,771,402	Ps.	14,414,309
Landing fees		1,277,251		1,376,707		1,533,321
Platform		751,464		704,446		960,182
Seurity services		134,364		152,059		178,016
Baggage inspection fees		353,638		400,280		575,776
Passengers walkway		644,356		691,920		790,739
Passengers documentation counters		29,841		35,298		34,272
Other airport services		499,299		538,326		563,432
Total regulated services (*)	Ps.	14,485,828	Ps.	15,670,438	Ps.	19,050,047

Non regulated services:
Non regulated services for revenue from contracts with customers:
Retail stores	Ps.	1,422,651	Ps.	1,569,319	Ps.	1,553,383
Access fees on non permanent ground transportation		82,857		96,914		102,190
Car parking		416,767		458,039		508,298
Other services		280,671		271,690		291,129
		2,202,946		2,395,962		2,455,000
Commercial services		5,932,414		6,452,611		6,979,441
Total non regulated services (**)		8,135,360		8,848,573		9,434,441
Construction services		2,692,694		1,302,633		2,848,299
Total	Ps.	25,313,882	Ps.	25,821,644	Ps.	31,332,787
(*)

For 2022, 2023 and 2024, this includes Mexico’s regulated income amounting to Ps.10,358,492, Ps.11,694,911 and Ps.14,376,540, respectively, Aerostar’s regulated income amounting to Ps.2,100,275, Ps.2,029,890 and Ps.2,208,073, respectively, Airplan’s regulated income amounting to Ps.2,027,061, Ps.1,945,637 and Ps.2,465,434, respectively.

(**)

This line item in the consolidated statement of income (non-aeronautical services) includes complementary and airport services totaling Ps.413,322, Ps.447,345 and Ps.460,886 for the 2022, 2023 and 2024 periods, respectively.

Puerto Rico

According to the agreement entered into by the Puerto Rico Authority and Aerostar, Aerostar revenue is classified as either regulated services or non-regulated services. See Notes 3.1.1 and 3.1.2.

Colombia

Under resolution 4530 of Civil Aeronautics in Colombia, Airplan revenue is classified as either regulated services or non-regulated services. See Notes 3.1.1 and 3.1.2.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

The following table sets forth revenue from leasing of commercial spaces by type for the years indicated:

	Year ended of December 31,
	2022		2023		2024
Commercial revenues:
Duty free shops	Ps.	2,495,826	Ps.	2,621,852	Ps.	2,807,365
Food and beverage		1,243,576		1,419,917		1,457,698
Advertising revenues		151,741		206,942		236,629
Car rental companies		1,110,926		1,230,544		1,404,473
Banking and currency exchange servcies		102,783		103,285		98,475
Teleservices		15,538		16,099		16,073
Ground transportations		131,653		144,674		166,549
Other services		680,371		709,298		792,179
Total commercial revenues	Ps.	5,932,414	Ps.	6,452,611	Ps.	6,979,441

The domestic and international passenger traffic for 2022, 2023 and 2024, in thousands is show as follows:

	Year ended of December 31,
	2022	2023	2024
Domestic passenger traffic:
Mexico	18,701	21,273	19,809
Puerto Rico	9,404	10,919	11,697
Colombia	13,718	11,920	13,005
Total domestic passengers	41,823	44,112	44,511

International passenger traffic:
Mexico	20,823	22,195	21,611
Puerto Rico	907	1,278	1,550
Colombia	2,788	2,975	3,647
Total international passengers	24,518	26,448	26,808
Total passengers	66,341	70,560	71,319

The increase in revenue in 2022,2023 and 2024 is shown below, respectively, by country, without considering construction services which does not depend directly on passenger traffic:

	Year ended of December 31,						% Change 2024	% Change 2024
	2022		2023		2024		compared to 2022	compared to 2023
Aeronautical revenue
Mexico	Ps.	9,945,180	Ps.	11,247,569	Ps.	13,915,654	39.9	23.7
Puerto Rico		2,100,276		2,029,890		2,208,073	5.1	8.8
Colombia		2,027,061		1,945,637		2,465,434	21.6	26.7
Total aeronautical revenue	Ps.	14,072,517	Ps.	15,223,096	Ps.	18,589,161	32.1	22.1

Non-aeronautical revenue
Mexico		6,297,790		6,906,759		7,056,319	12.0	2.2
Puerto Rico		1,598,601		1,729,919		1,981,707	24.0	14.6
Colombia		652,280		659,237		857,301	31.4	30.0
Total non-aeronautical revenue	Ps.	8,548,671	Ps.	9,295,915	Ps.	9,895,327	15.8	6.4
Total without construction revenue	Ps.	22,621,188	Ps.	24,519,011	Ps.	28,484,488	25.9	16.2

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

Below is the estimated future income for next year’s arising from non-cancelable operating leases, considering minimum rent commercial leases:

For the years that will end December 31:

	Year ended
	December 31,
	2022		2023		2024
2023	Ps.	4,531,807		—		—
2024		4,070,098	Ps.	4,643,338		—
2025		3,869,058		4,271,488	Ps.	5,014,633
2026		3,659,380		3,841,569		4,366,396
2027		2,879,797		3,008,983		3,343,207
2028		2,045,977		2,158,389		2,361,104
2029		303,374		503,339		599,477
2030 to 2033		171,991		350,706		538,718
Total	Ps.	21,531,482	Ps.	18,777,812	Ps.	16,223,535

3.2) Other income

In 2022, the line of other income is made up of operations from previous years which were in dispute and had favorable resolutions by the authorities in 2022 as follows:

	Year ended
	December 31, 2022
Other income:
Income recovery from the fuel distribution
fee at the LMM Airport (Note 15 h)	Ps	300,384
Income recovery due to regularization of car rental companies		45,848
	Ps	346,232

This other income corresponds in both cases to income for the years 2014-2022. This recovery is non-recurring and from 2023 the part corresponding to the revenue from fees on fuel distribution at the LMM Airport (USD0.02 cents per gallon or fraction of a gallon of avation fuel fispatched at the LMM Airport), will be recorded in the aeronautical revenue line from the subsidiary Aerostar. (See Note 15.h).

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

Note 4 - Costs and expenses by nature:

	Year ended December 31,
	2022		2023		2024
Short term benefits	Ps.	1,235,765	Ps.	1,626,289	Ps.	1,812,680
Electric power		544,397		499,753		549,420
Maintenance and conservation		596,043		815,810		829,458
Professional fees		227,817		305,625		328,089
Insurance and bonds		151,041		277,754		310,732
Surveillance services		329,414		427,811		553,403
Cleaning services		263,177		303,168		381,224
Technical assistance (Note 14.4)		643,891		715,462		400,838
Right of use of assets under concession (DUAC) (1)		1,424,066		1,496,142		2,557,670
Amortization and depreciation of intangible assets, furniture and equipment		2,059,237		2,069,157		2,322,984
Consumption of commercial items		489,244		552,298		542,872
Construction services (Note 3.1.3)		2,692,694		1,302,633		2,848,299
Termination benefits		4,343		5,434		5,882
Employees’ statutory profit sharing		104,731		98,651		122,604
Impairment of accounts receivable (Note 6.2)		9,681		34,276		3,435
Other		186,424		47,856		243,391
Total aeronautical and non-aeronautical services costs, costs of construction services and administrative expenses	Ps.	10,961,965	Ps.	10,578,119	Ps.	13,812,981
(1)

The amounts of Ps.733,168, Ps.820,230 and Ps.1,728,174, for fiscal years 2022, 2023 and 2024, respectively, are associated with the valuable consideration paid for the concessions in Mexico, equivalent to 5% for 2022 and 2023, and 9% as of January 1, 2024, (see Note 3.1.1.) of the gross profits of each concession. In turn, the amounts of Ps.504,953, Ps.495,478 and Ps.629,900, respectively, are associate with the valuable consideration for the Airplan concession, equivalent to 19% of gross profits, while the amounts of Ps.185,945, Ps.180,434 and Ps.199,596, respectively, are associated with the valuable consideration for the Aerostar concession, equivalent to 5% of the airport’s gross profits.

4.1) Grant - Aerostar

CRRSA Act

On February 18, 2021, official confirmation was received from the FAA granting Aerostar the approval of this Federal assistance under the Coronavirus Response and Relief Supplemental Appropriation Act (CRRSA Act) for a total amount of USD10,577 (approximately Ps.210,574), without any cost, which can be credited by the Company within a period of 4 years and can be used for costs related to operations: personnel, cleaning services, sanitization and even for equipment replacement strictly related to the operation of the Airport, and additionally can be destined for the payment of debt. The funds will be received by means of reimbursements once the invoice for the expense incurred, which must include sufficient details to allow verification of compliance with the policy for the use of the grant, has been submitted to the FAA through the established means. During the year 2022, the Company received the amount of USD9,594 (Ps. 96,376, approximately), for reimbursements of verifications presented to the authority, which are presented net of the corresponding expense or cost as of December 31, 2022, there are no unfulfilled conditions or other contingencies related to these grants. At December 31, 2022 the Company has received all resources from this program and there are no unfulfilled conditions or other contingencies related to these grants.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

ARPA Act

On November 5, 2021, the Federal Aviation Administration awarded subsidiary Aerostar an airport rescue grant offer under the American Rescue Plan Act (ARPA) for a total amount of USD35,716 (approximately Ps.731,106), at no cost, for a period of 4 years and can be used to finance costs related to staff operations, cleaning, disinfection, and even payment of debt service. During the years 2022 and 2023 the Company received USD17,515 and USD14,268 (approximately Ps.350,901 and Ps.252,366, respectively) which includes benefits in 2022 for: Insurance and bond amortization Ps.126,285, salaries Ps.109,241, taxes and duties Ps.74,934, cleaning services Ps.22,937 and other Ps.17,504. Additionally, in 2022, the company received USD3,933 (Ps.78,885 approximately) for reimbursement to commercial clients. The benefits in 2023 includes: Taxes and duties Ps.220,414, and cleaning services Ps.31,952. At December 31, 2023 the Company had received all resources from this program and, there are no unfulfilled conditions or other contingencies related to these grants. (See Note 17.21).

Note 5 - Cash and cash equivalents:

As of December 31, 2023 and 2024, cash and short-term cash equivalents are shown below:

	December 31,
	2023		2024
Cash held at banks	Ps.	10,751,796	Ps.	11,495,389
Short term investments		3,121,101		8,588,068
Total cash and cash equivalents	Ps.	13,872,897	Ps.	20,083,457

5.1) Restricted cash

Aerostar

In accordance with Aerostar’s long-term bond placement contracts, it is required to maintain debt reserves and operating expenses, through two options described in the same contract, which are: 1) cash, through a specific bank account or 2) letter qualified credit. Until February 2022, this requirement was covered by the letter of credit issued by Aerostar stockholders in favor of Citibank, which generated commissions (recognized as an expense) thus having the guarantee of a third party. Derived from Aerostar’s available liquidity, as of March 2022, the Administration decided to meet these reserves with the cash that was available, for which, through a specific bank account, it maintains the amount that is restricted for reserves. The Company does not have immediate access to these resources because it is required to maintain reserves at all times and the use of these reserves is subject to authorizations in accordance with the bond placement agreements. These deposits are subject to contractual restrictions and therefore are not available for general use. As of December 31, 2023 and 2024, the restricted cash balance amounts to Ps.1,159,700 and Ps.1,464,532, respectively.

As of December 31, 2023 and 2024, restricted cash include the amounts collected by Aerostar for the concept of “Passenger Facility Charge” (PFC) which are restricted to be used to fund investment projects in airport infrastructure previously authorized by the FAA, of Ps.360,880 and Ps.579,093, respectively. (See Notes 15.c and 17.6.).

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

Mexico

On November 17, 2022, the subsidiary Cancún Airport established a short-term irrevocable trust, with a maximum duration until December 31, 2023, with the trustee Scotiabank Inverlat, S.A., who received from the trustee and settlor (Cancún Airport) as an initial contribution for the creation of a financial reserve to meet their respective investment obligations under the MDP for the amount of Ps.148,621. These resources that the trust has restrict immediate access and are for the exclusive use of payment to contractors for the works to be carried out up to the maximum amount of the resources available. The trustee will receive the approval of the Technical Committee of the Trust to make the payments object of the trust. These deposits are subject to restrictions established in the same contract and therefore are not available for general use. The balance at December 31, 2022 and 2023 amounted to Ps.148,621 and Ps.94,820, respectively, and there is no balance at Decembrer 31, 2024.

Note 6 – Financial Assets:

6.1) Accounts receivable – net:

	December 31,
	2023		2024
Clients	Ps.	2,654,041	Ps.	3,163,614
Less: impairment estimate		(336,223)		(359,273)
Total accounts receivables	Ps.	2,317,818	Ps.	2,804,341

The expectation for collection of the short-term account receivable is one month in relation to the reporting date.

Accounts receivable are comprised mainly of TUA paid by passengers (other than diplomats, infants and passengers in transit) who travel using the airport terminals operated by the Company. The balance at December 31, 2023 and 2024 amounted to Ps.1,394,587 and Ps.1,563,833, respectively.

6.2) Impairment of accounts receivable

After the assessment made by the Company with respect to its clients, the Company increased the consolidated impairment allowance for accounts receivable respect to 2023 and 2024 by Ps.34,276 and Ps.23,050, respectively.

At December 31, 2023, total balance of accounts receivable not impaired amounts to Ps.2,072,306 (Ps.2,304,659 at December 31, 2024). These accounts refer to clients that have no recent record of noncompliance, and due to their positive performance with the company, no increase the level of credit risk was identified in our prospective assessment.

In Mexico, increases to the impairment of accounts receivable for the year 2023 and 2024 amounted to Ps.25,309 and Ps.2,542, respectively. At December 31, 2023 and 2024, in accordance with our analyses, no future noncompliance is expected, as they were able to access to financing and governmental economic aid, in the case of international airlines, which will enable them to continue meeting their financial commitments. The Company monitors the accounts receivable performance and takes measures in this regard, as it is empowered to suspend service provision if there are situations outside its policy for due dates exceeding 30 days, which keeps the level of exposure at a low risk.

In Aerostar, applications to the allowance for impairment of accounts receivable were recorded in 2023 for Ps.14,447 represented mainly by international airlines that according to the Company’s analysis the cessation of some recurring international operations at the LMM Airport was due to the decrease in international passenger traffic, traveled directly to the LMM Airport. The applications to the allowance for impairment of accounts receivable in 2024 amounts Ps.16,936. In 2024 the Company recorded an increase of Ps.24,228 and a foreign currency translation effect of Ps.5,457.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

The passenger traffic at this airport is primarily composed of domestic traffic. In 2023 and 2024, domestic traffic represented 90% and 88%, respectively. By fiscal year 2023, national airlines in the United States benefited from subsidies provided by the government to use the funds granted by the United States authorities to meet their operational responsibilities, including accounts receivable as of December 31, 2023. However, during 2024 there were no significant breaches in the international airlines collections.

In Airplan, increase to the estimate for impairment of accounts receivable recorded in 2023 and 2024 were of Ps.23,414 and Ps.6,967, respectively, and a foreign currency translation effect of Ps.792 in 2024. In 2023, the increase was mainly due to the suspension of operations of Viva Air and Ultra Air. According to our analysis, no significant future defaults are expected because these clients have been able to access refinancing plans and possible government support from the Colombian government. The Company monitors the behavior of accounts receivable and takes measures in this regard, having the ability, where appropriate, to prevent service to its customers, to find situations outside of what is established in its policy for the accounts having maturities greater than 30 days, which keeps the level of exposure at a risk.

The movements in the impairment provision are as follows:

Estimate for impairment at January 1, 2023	Ps.	301,947
Mexico’s increase estimate		25,309
Aerostar’s application estimate		(14,447)
Airplan’s increase estimate		23,414
Estimate for impairment at December 31, 2023	Ps.	336,223
Mexico’s increase estimate	Ps.	2,542
Aerostar’s increase estimate		24,228
Aerostar’s application estimate		(16,936)
Effect of foreign currency translation Aerostar		5,457
Airplan’s increase estimate		6,967
Effect of foreign currency translation Airplan		792
Estimate for impairment at December 31, 2024	Ps.	359,273

The constitution of the estimate for impairment of accounts receivable has been recorded in the consolidated comprehensive income statement under cost of services, and the amounts charged to the estimate are written off from accounts receivable when recovery is not expected.

In order to measure expected credit losses, accounts receivable and contract assets have been grouped on the basis of their shared credit risk features and days past due. The Company held no relevant contract assets at January 1 or December 31, 2023 and 2024.

The expected loss rates are based on the profiles for payment of sales in a 12-month period prior to December 31, 2023 and 2024 or January 1, 2023 and 2024, respectively, and on historical credit losses experienced within that period. Historical loss rates are adjusted to reflect current and prospective information on macroeconomic factors affecting client capacity for covering accounts receivable. The Company has determined that the economic situation of a country can have adverse effects on the transportation industry, in addition to the cost of complying with aviation regulations and union pressures on airlines, which are the most relevant factors, and therefore adjusts historical loss rates based on changes expected in those factors.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

On this basis, the estimate for impairment of accounts receivables as of December 31, 2023 and December 31, 2024 was determined as follows for accounts receivable and contract assets:

	Due to	1 to 90	91 to 180	181 to 365	More than
	expire	days	days	days	365 days
Expected loss rate 2023
Mexico	0.00%	0.02%	19.20%	100.00%	100.00%
Aerostar	1.75%	5.75%	43.70%	87.50%	100.00%
Airplan	0.83%	0.83%	0.83%	100.00%	100.00%

	Due to								More		Total estimate
	expire		1 to 90 days		91 to 180 days		181 to 365 days		than 365 days		12/31/2023
At December 31, 2023
Mexico’s accounts receivables	Ps.	2,072,306	Ps.	69,475	Ps.	2,392	Ps.	1,199	Ps.	237,597
Mexico’s estimate impairment				259		693		1,199		237,597	Ps.	239,748
Aerostar’s account receivables		57,910		52,164		3,361		1,050		834
Aerostar’s estimate impairment		21,439		3,499		2,921		918		834		29,611
Airplan’s accounts receivables		88,192		6,627		43		21,652		39,239
Airplan’s estimate impairment		5,208		722		43		21,652		39,239		66,864
Total estimate											Ps.	336,223

	Due to	1 to 90	91 to 180	181 to 365	More than
	expire	days	days	days	365 days
Expected loss rate 2024
Mexico	0.00%	0.02%	19.20%	100.00%	100.00%
Aerostar	1.75%	7.29%	43.70%	87.50%	100.00%
Airplan	0.83%	0.83%	0.83%	100.00%	100.00%

	Due to		1 to 90		91 to 180		181 to 365		More		Total estimate
	expire		days		days		days		than 365 days		12/31/2024
At December 31, 2024
Mexico’s accounts receivables	Ps.	2,304,659	Ps.	82,081	Ps.	5,912	Ps.	16	Ps.	239,498
Mexico’s estimate impairment				1,642		1,135		16		239,498	Ps.	242,290
Aerostar’s account receivables		260,709		31,700		14,660		331		1,370
Aerostar’s estimate impairment		32,003		2,456		6,241		290		1,370		42,360
Airplan’s accounts receivables		125,605		30,293		317		—		66,463
Airplan’s estimate impairment		5,492		2,351		317		—		66,463		74,623
Total estimate											Ps.	359,273

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

The Group limits its exposure to credit risk of accounts receivable establishing a maximum payment term of 30 days for clients. In the fiscal years ended December 31, 2023 and 2024, the accounts receivable past due not impaired within the range from 1 to 90 days amounted to Ps.127,281 and Ps.139,268, respectively. The total amount of all accounts receivable past due not impaired within a range from 1 to more than 365 days, at December 31, 2023 and 2024, amounted Ps.134,128 and Ps.216,978 respectively.

6.3) Investment in financial instruments

In August 2023, the Company contracted two bonds in US dollars with rates of 6.5% and 6.8%, semiannual interest. The maturities are March 13, 2027 and January 23, 2030, respectively. The balance at December 31, 2023, and 2024, amounted Ps.1,818,949 and Ps.1,537,688, respectively.

The fair value of the bonds at December 31, 2023, and 2024, amounted Ps.1,804,589 and Ps.1,534,003, respectively. At December 31, 2023 and 2024, the fair value hierarchy level for investments in securities is hierarchy level 1.

Note 7 - Land, furniture and equipment - Net:

At December 31, 2023, and 2024, the land furniture and equipment are made up as follows:

			Foreign currency
	1/1/2023		translation		Additions		Disposals transfers		12/31/2023
Land	Ps.	193	Ps.	(16)		—		—	Ps.	177
Furniture & equipment		131,759		(1,556)	Ps.	9,584	Ps.	(445)		139,342
Machinery & equipment		160,786		(21,518)		12,600		—		151,868
Computer equipment		98,771		(14,363)		32,915		—		117,323
Transport equipment		39,429		(5,473)		12,227		—		46,183
Improvements to leased		—		—		—		—		—
premises		93,000		(17,609)		23,433		—		98,824
Accumulated depreciation		(352,934)		43,920		(60,687)		—		(369,701)
	Ps.	171,004	Ps.	(16,615)	Ps.	30,072	Ps.	(445)	Ps.	184,016

			Foreign currency
	1/1/2024		translation		Additions		Disposals transfers		12/31/2024
Land	Ps.	177	Ps.	15		—		—	Ps.	192
Furniture & equipment		139,342		3,267	Ps.	16,627		—		159,237
Machinery & equipment		151,868		40,650		26,354		—		218,872
Computer equipment		117,323		32,777		35,870		—		185,970
Transport equipment		46,183		10,847		9,533	Ps.	(3,397)		63,166
Improvements to leased		—		—		—		—		—
premises		98,824		27,922		33,814		—		160,560
Accumulated depreciation		(369,701)		(77,597)		(72,250)		—		(519,548)
	Ps.	184,016	Ps.	37,882	Ps.	49,948	Ps.	(3,397)	Ps.	268,450

The consolidated depreciation expense for 2022, 2023 and 2024 was Ps.67,548, Ps.60,687 and Ps.72,250, respectively, including the depreciation of Aerostar for Ps.57,693, Ps.48,514 and Ps.59,090 and the depreciation of Airplan for Ps.424, Ps.613 and Ps.710, for the years ended December 31, 2022, 2023 and 2024, respectively, and which has been charged in aeronautical and non-aeronautical services costs, and administrative expenses.

The depreciation expense for 2022, 2023 and 2024 for the right-of-use assets for consolidated leasing was Ps.5,457, Ps.6,340 and Ps.3,583, respectively, applicable in Mexico, there was no recognition of right of assets for leasing in Aerostar and Airplan.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

7.1)	Right-of-use assets of leasing assets

As of December 31, 2023 and 2024, right-of-use assets associated with property leases, amounted to Ps.25,753 and Ps.27,541, respectively, and the associated liability amounted to approximately Ps.22,367 and Ps.22,496 respectively, which are not significant.

Lease liabilities are measured at the present value of remaining lease payments, discounted at the interest rate of the lessee. The weighted average interest rates of the lessee applied to lease liabilities in 2022 were 9.7% and for the new contracts of the year during 2023 and 2024 were 12.5% and 14.6%, respectively.

The Company has executed a contract for the lease of corporate offices and commercial vehicles. The general terms of the lease contracts are shown below:

Corporate offices in Mexico:

Separate contract including the following terms and conditions: i) 5-year term; ii) monthly lease payments of USD28.5 (Ps.592 approximately); iii) a security deposit equivalent to 2-month rent; iv) the monthly base rent will be increased annually after the first year of the contract, in line with the increase in the US National Consumer Price Index; and v) in the event of nonpayment of principal, default interest will accrue at the most recent interest rate in US dollars published by the Wall Street Journal, with the Prime Rate in US dollars plus ten basis points.

Lease of commercial vehicles in Mexico:

Framework contract, with separate contracts by vehicle, including the following terms and conditions: i) mandatory term of 48 months; ii) monthly fixed payments and an extraordinary one-off rent payable in the first month; iii) cash value to be settled at the end of the minimum term; iv) the lessee shall have a preferential right to acquire the underlying assets at the end of the contractual term; and v) in the event of nonpayment of lease payments, default interest shall accrue at a monthly rate of 3%.

The lease agreements and service contracts for which lease assets identified in accordance with IFRS 16 were not significant for the Company and they recognized each other within the Land, furniture and equipment, net. (See Note 17.8).

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

Note 8 - Intangible assets, airport concessions and goodwill - Net:

The movements of intangible assets of airport concessions in the periods presented in the consolidated financial statements are as follows:

			Foreign currency
	1/1/2023		translation		Additions (*)		Transfers		12/31/2023
Concessions (Regulated Activity)	Ps.	56,442,841	Ps.	(1,830,087)	Ps.	74,853	Ps.	3,816,487	Ps.	58,504,094
Contracts assets		3,993,438		(55,292)		1,302,633		(3,816,487)		1,424,292
Contractor advance		378,097		41		(163,893)		—		214,245
Licences and ODC		419,439		—		53,325		—		472,764
Commercial Right’s (Unregulated Activity)		6,347,709		(832,139)		—		—		5,515,570
Goodwill		2,469,378		(320,193)		—		—		2,149,185
Accumulated amortization		(17,392,821)		431,204		(2,008,470)		—		(18,970,087)
	Ps.	52,658,081	Ps.	(2,606,466)	Ps.	(741,552)	Ps.	—	Ps.	49,310,063

			Foreign currency
	1/1/2024		translation		Additions (*)		Transfers		12/31/2024
Concessions (Regulated Activity)	Ps.	58,504,094	Ps.	3,784,683	Ps.	245,120	Ps.	1,849,882	Ps.	64,383,779
Contracts assets		1,424,292		127,992		2,848,300		(1,849,882)		2,550,702
Contractor advance		214,245		20		1,191,928		—		1,406,193
Licences and ODC		472,764		—		87,897		—		560,661
Commercial Right’s (Unregulated Activity)		5,515,570		1,260,707		—		—		6,776,277
Goodwill		2,149,185		474,478		—		—		2,623,663
Accumulated amortization		(18,970,087)		(1,194,291)		(2,250,734)		—		(22,415,112)
	Ps.	49,310,063	Ps.	4,453,589	Ps.	2,122,511	Ps.	—	Ps.	55,886,163
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

(*)

Within the most significant additions in 2024 are: a) the expansion works of terminal building 1 at Cancun Airport with an amount of Ps.913,765; b) expansion of terminal building 4 at Cancun Airport for Ps.350,430; c) expansion of Villahermosa Airport for Ps.70,547; d) in Aerostar, the most significant works are those that continue to be carried out for the expansion of terminal “D” for Ps.218,057; and e) expansion in the rest of the Group’s airports for Ps.297,083, which have been completed and transferred to the concessions line (regulated). The remainder of the additions corresponds to works that are in the process of being finalized related to the expansion of terminal 1 at Cancun Airport, for an amount of Ps.510,418, and terminal “D” in Puerto Rico, for an amount of Ps.280,213.

The consolidated expense for amortization of intangibles related to concessions were Ps. 1,945,184, Ps.2,008,470, and Ps.2,250,734 in 2022, 2023 and 2024 and has been charged to the cost of aeronautical and non-aeronautical services, this amount includes the amortization of commercial rights of Aerostar of Ps.177,558, Ps.154,282 and Ps.189,547, for 2022, 2023 and 2024 respectively, recognized by the valuation of its investment in accordance with IFRS 3 “Business combinations”, and the amortization of the intangible assets of Airplan for Ps. 99,560, Ps.86,509 and Ps.106,282 for 2022, 2023 and 2024, respectively.

The amortization expense of the Mexican concession by Ps.863,183 in 2022, Ps.986,520 in 2023 and Ps.1,101,228 in 2024 has been charged to the cost of the aeronautical and non-aeronautical services.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

The amortization expense of the Aerostar concessions by Ps.489,041 in 2022, Ps.444,925 in 2023 and Ps.480,006 in 2024 has been charged to the cost of aeronautical and non-aeronautical services.

The amortization expense of the Airplan concessions by Ps.315,842 in 2022, Ps.281,976 in 2023 and Ps.311,576 in 2024 has been charged to the cost of aeronautical and non - aeronautical services.

The expense for amortizing licenses and ODC by Ps.49,715 in 2022, Ps.54,259 in 2023 and Ps.62,095 in 2024 has been charged to administrative expenses.

8.1) Impairment testing of intangible assets, airport concessions and goodwill

The Company reviews the performance of business in the countries where subsidiaries operate, considering three CGUs per country of operation.

In the Aerostar and Airplan CGUs, the required annual impairment tests were carried out at the value of goodwill, which as of December 31, 2023 and 2024 is Ps.2,149,185 and Ps.2,623,663, respectively.

Goodwill is assigned to the operating segments that are expected to benefit from the synergies of the business combination, regardless of whether other assets or liabilities of the acquired entities are assigned.

The following is a summary of the allocation of goodwill:

	December 31,
	2023		2024
Aerostar	Ps.	808,288	Ps.	993,040
Airplan		1,340,897		1,630,623
	Ps.	2,149,185	Ps.	2,623,663

Methodology:

Pursuant to IAS 36 methods applied to the 2023 and 2024 calculation, Management determines the recoverable value by the fair value less costs of disposal. The Company used this method for all its CGUs. To determine the fair value less costs of disposal the discounted cash flow projections approved by Management are used covering a period of 29 years in 2023 and 28 years in 2024, respectively, in the case of Aerostar and 9 years in 2023 and 8 years in 2024, respectively, in the case of Airplan, which correspond to the remaining years of the airport concessions.

In 2023, the Company changed its valuation technique used to estimate the recoverable amount from the expected cash flow approach, which uses multiple probability-weighted flow scenarios, to the traditional approach. This approach consists of using a “single” set of estimated cash flows and a single discount rate. Uncertainties are reflected through the risk premium included in the discount rate. The change in valuation technique is because there is no longer uncertainty derived from the COVID-19 contingency. At December 31, 2024, the Company continued using this same valuation technique.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

The assumptions used to estimate the recoverable amount are consistent with assumptions made by a market participant. For each CGU, the key assumptions for the base scenario were the following during 2023 and 2024.

	2023		2024
	Airplan	Aerostar	Airplan	Aerostar
Discount rate	13.09%	10.40%	15.21%	11.60%
Average growth rate for operating costs and expenses	4.73%	4.67%	3.94%	4.56%
Growth rate of departing passengers for each CGU	1.76%	2.40%	2.22%	2.94%
Hierarchy level of the fair value of the recoverable of the CGU	3	3	3	3

Management has determined the values assigned to each of the above key assumptions as follows:

2023 and 2024

Assumption	Approach used to determine values

Discount rate	The after-tax discount rate was used from information of listed companies of the industry where each CGU operates.

Average growth rate for operating costs and expenses.	Average growth rate during the concession period, which is based on the latest period and projected inflation trends.

Growth rate of departing passengers.	Weighted average growth rate of departing passengers during the concession period aligned with operating and financial growth under a recovered economic environment in terms of passenger traffic.

For the year 2023, to the discount rate by +1% or -1% in each CGU, cash flow projections would have generated an effect of recognizing an excess of Ps.302,677 and of Ps.4,202,232, in Aerostar, respectively, and an excess of Ps.374,916 and Ps.546,230 in Airplan, respectively.

For the year 2024, to the discount rate by +1% or -1% in each CGU, cash flow projections would have generated an effect of an excess of Ps.960,467 and Ps.3,672,561 in Aerostar, respectively, and an excess of Ps.210,515 and Ps.347,469 in Airplan, respectively.

8.2) Basic terms and conditions of the concessions

Mexico:

The basic terms and conditions of each concession are the following:

a.	The concession holder must undertake the construction, improvement and maintenance of the facilities in accordance with its Master Development Plan (MDP) and is required to update the plan every five years. (See Note 15.b).
b.	The concession holder may only use the airport facilities for the purposes specified in the concession and must provide services in accordance with all applicable laws and regulations and is subject to statutory oversight by the SCT. The concession holder shall pay a DUAC (in 2023, 5% and 9% as of January 1, 2024, of the gross income of the concession holder, resulting from the use of public assets in accordance with the terms of the concessions) as required by the applicable law. DUAC is presented in the consolidated income statement under “Cost of aeronautical services”. (See Note 4).
c.	Fuel services and fuel supply are to be provided by the Mexican Airport and Auxiliary Services Agency, a Decentralized Public Entity.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

d.	The concession holder must grant access to and the use of specific areas of the airport to government agencies to perform their activities inside the airports.
e.	The concession may be terminated if the concession holder fails to comply with certain of the obligations imposed by the concession as established in Article 27 or for the reasons specified in Article 26 of the Airport Law.
f.	Revenues resulting from the concession are regulated and subject to a review process. See (Note 18.1.3).
g.	The terms and conditions of the regulations governing the operations of the Company may be modified by the SCT.

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

Under the Agreement, Aerostar has no rights to control in full the use of the Airport facilities, for example, airport facilities that are under the supervision of the port authority in Puerto Rico or internal or external security in certain areas and it is required to provide certain maintenance services within the airport.

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

The Agreement requires Aerostar to make a cash payment of USD2.5 million per year for the first five years after the first five years, the authority establishes a payment of “Annual Authority Income Share”, consisting of 5 % of the gross revenues of the airport obtained by Aerostar from the sixth year to the 30th year. From year 31st to 40th, this amount will increase to 10% of the airport’s gross revenues.

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

The term of execution of the contract extends from the date of signing of the act of commencement of execution (May 15, 2008) and until the date on which one of any of the following events occurs:

●	That the regulated revenues generated are equal to the expected regulated revenues, provided that by that time 15 years have elapsed from the date of execution of the certificate of commencement of execution.
●	That 25 years have elapsed since the date of execution start certificate regardless of whether, for the time being, regulated revenues generated have not matched the value of the expected regulated revenues.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

●	If the regulated income generated equals the expected regulated revenue before 15 years have elapsed from the date of execution of the certificate of commencement of execution, the duration of execution of the certificate of commencement of execution and during this term the concessionaire must execute all the obligations under his charge under the concession contract.

For purposes of the regulated revenue expected as defined in the concession contract, it must be taken into consideration that the expected regulated revenue will increase once each of the complementary works (mandatory or voluntary) is delivered to the grantor.

The grantors agree to assign the regulated and unregulated revenues corresponding to each of the airports to Airplan.

The concessionaire is obliged, with the grantor to pay, during the period of the contract, a consideration equivalent to 19% of the gross income of the concessionaire.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

Note 9 - Accounts payable and accrued expenses:

At December 31, 2023 and 2024, the balances are as follows:

		December 31,
	2023		2024
Suppliers	Ps.	306,547	Ps.	325,701
Taxes payable		664,334		712,448
Use rights of assets under concession		455,125		355,809
Accounts payable to related parties (Note 14.1)		178,294		101,266
Lease payable (Note 7.1)		22,367		22,496
Salaries payable		221,328		234,133
Sundry creditors for services provided		929,483		1,143,956
Accounts payable to contractors		26,811		38,241
Total	Ps.	2,804,289	Ps.	2,934,050

Since these accounts mature at a term of under one year, their fair value is considered to approximate their carrying value.

Note 10 - Bank loans:

As of December 31, 2023, these credit lines have been utilized as shown as follows:

	Credit line used in foreign currency		Credit line balance		Principal		Commissions and		Term				Fair
Bank	at 12/31/2023*		used in pesos		amortization in pesos		interests - Net		Short		Long		value
Santander, S. A.			Ps.	2,000,000	Ps.	(1,325,000)	Ps.	(2,457)	Ps.	672,543	Ps.	—	Ps.	697,731
BBVA Bancomer, S. A.				2,000,000		(150,000)		431		210,610		1,639,821		1,962,138
Total México			Ps.	4,000,000	Ps.	(1,475,000)	Ps.	(2,026)	Ps.	883,153	Ps.	1,639,821	Ps.	2,659,869
Bancolombia, S. A.	COP	57,238,256	Ps.	322,882	Ps.	—	Ps.	2,196	Ps.	2,196	Ps.	322,881	Ps.	253,069
Banco Itaú CorpBanca Colombia S.A.		38,922,014		219,560		—		1,492		1,492		219,558		172,087
Banco Davivienda, S. A.		34,342,946		193,729		—		1,317		1,317		193,728		151,841
Banco de Bogotá, S. A.		17,170,178		96,857		—		658		658		96,858		75,917
Banco de Occidente, S. A.		14,118,362		79,642		—		541		541		79,643		62,422
Banco AV Villas, S. A.		3,052,707		17,221		—		116		117		17,222		13,497
Servicios Financieros, S. A.		3,052,707		17,221		—		117		117		17,221		13,497
Total Airplan	COP	167,897,170	Ps.	947,112	Ps.	—	Ps.	6,437	Ps.	6,438	Ps.	947,111	Ps.	742,330
			Ps.	4,947,112	Ps.	(1,475,000)	Ps.	4,411	Ps.	889,591	Ps.	2,586,932	Ps.	3,402,199

*  Foreign currency in thousands

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

At December 31, 2024, these credit lines have been utilized as shown as follows:

	Credit line used in foreign currency		Credit line balance		Principal		Commissions and		Term				Fair
Bank	at 12/31/2024*		used in pesos		amortization in pesos		interests - Net		Short		Long		value
Santander, S. A.			Ps.	675,000		—	Ps.	180	Ps.	675,180		—	Ps.	695,344
BBVA Bancomer, S. A.				1,850,000	Ps.	(100,000)		(1,685)		10,310	Ps.	1,738,005		1,803,915
Total México			Ps.	2,525,000	Ps.	(100,000)	Ps.	(1,505)	Ps.	685,490	Ps.	1,738,005	Ps.	2,499,259

Bancolombia, S. A.	COP	23,148,166	Ps.	294,742	Ps.	(149,557)	Ps.	760	Ps.	760	Ps.	145,184	Ps.	110,615
Banco Itaú CorpBanca Colombia S.A.		15,740,196		200,423		(101,701)		516		516		98,722		75,216
Banco Davivienda, S. A.		13,888,400		176,844		(89,737)		455		455		87,107		66,367
Banco de Bogotá, S. A.		6,942,087		88,412		(44,872)		228		228		43,541		33,173
Banco de Occidente, S. A.		5,709,271		72,700		(36,892)		187		187		35,808		27,282
Banco AV Villas, S. A.		1,234,525		15,719		(7,977)		40		40		7,743		5,899
Servicios Financieros, S. A.		1,234,525		15,719		(7,977)		40		40		7,743		5,899
Total Airplan	COP	67,897,170	Ps.	864,559	Ps.	(438,712)	Ps.	2,226	Ps.	2,226	Ps.	425,848	Ps.	324,451
			Ps.	3,389,559	Ps.	(538,712)	Ps.	721	Ps.	687,716	Ps.	2,163,853	Ps.	2,823,710

*  Foreign currency in thousands

As a result of the business combination in Airplan on October 19, 2017, a fair value of the syndicated loan, valued at its amortized cost, was determined, increasing its value by Ps. 605,382. The debt contracted in the original currency (the Colombian peso) plus this adjustment to fair value will result in COP535,125,402 (Ps.3,408,442).

In the fiscal year 2024, the Company maintained loans to finance operations and expansion projects.

The variables used to determine the fair values of loans at December 31, 2023 and 2024 are as follows.

Mexico:

2023 and 2024:

-	TIIE 28 days Discount Rate as of December 31, 2023 and 2024
-	Probability of default of ASUR as of December 31, 2023 and 2024
-	Default Swaps (CDS) of Mexico as of December 31, 2023 and 2024

Level 2 of fair value hierarchy at December 31, 2023 and 2024

Aerostar:

2023 and 2024:

-	Yield Spreads to Maturity through the BB-rating curve by industrials sector at December 31, 2023 and 2024.

Level 2 of fair value hierarchy at December 31, 2023 and 2024.

Airplan:

2023 and 2024:

-	Reference Discount Rate in Colombia as of December 31, 2023 and 2024

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

-	Probability of default of ASUR as of December 31, 2023 and 2024
-	Credit Default Swaps (CDS) of Colombia as of December 31, 2023 and 2024

Level 2 of fair value hierarchy at December 31, 2023 and 2024

Methodology:

The following methodology was used to determine fair value in the terms of IFRS 13: The valuation technique used, is one recognized in the financial environment (estimated future cash flows discounted at their present value) using market information available at the valuation date.

Mexico:

On October 15, 2021, BBVA Bancomer granted a simple loan for the amount of Ps.2,000,000 that can be used for corporate expenses with a term of 7 years, maturing in October 2028, at an annual interest rate equivalent to the TIIE rate to 28 days plus an applicable margin of 140 basis points. On January 13, 2023, July 14, 2023 and October 13, 2023 the Company makes payments of Ps.50,000, respectively. On January 15, 2024, and April 15, 2024 the Company made payments of Ps.50,000, respectively.

On June 11, 2024, the Company renegotiated its debt with Banco BBVA Bancomer, for an amount of Ps.1,750,000 such that the payment of principal will be made on the new maturity date on July 11, 2029, at an annual interest rate equivalent to the 28-day TIIE rate plus an applicable margin of 135 basis points, and a renegotiated fee of Ps.4,375. The evaluation was carried out to determine if there is a substantial change, and the Company concluded the evaluation with no material impact (See Note 17.13.1). The effective rate for this loan was calculated taking into account all initial fees, additional costs, and other associated expenses. The resulting annual effective rate is 12.39%.

Applicable margin. If the net leverage index is a) Less than 1.5X, the applicable margin will be 140 basis points, b) Between 1.5X and 2.5X, the applicable margin will be 165 basis points and c) greater than 2.5x, the applicable margin will be 190 basis points.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

In terms of the credits in pesos granted by BBVA Bancomer, the Company is obliged to maintain a consolidated leverage level not exceeding 3.5x calculated as a total financial debt between the (operating profit calculated before taxes, interest expenses, plus depreciation plus amortization at consolidated level) EBITDA for the twelve months prior to the end of each quarter and a minimum interest coverage of 3.0x, calculated as EBITDA between the financial expenses associated with the total financial debt for the 12 months before the end of each quarter. During the year the Company fulfilled these financial obligations, on each quarterly measurement date. At December 31, 2023 and 2024, the Consolidated Leverage Ratio calculated under the contract was 0.7x in both years, which does not exceed the 3.5x established. In turn, the Debt Coverage Ratio at December 31, 2023 and 2024 was 11.4x and 12.5x, respectively, covering the minimum required of 3.0x as stated in the contract.

As of December 31, 2023 and 2024, the Company must refrain from creating, incurring, assuming or generating the existence of any lien on its property, assets and rights, as well as refrain from assuming obligations of third-party accounts, becoming jointly liable or granting any type of personal or fiduciary real guarantee to guarantee its own obligations or those of third parties that are relevant or may cause a relevant adverse effect on the payment of the credit. During the year the Company has fulfilled these financial obligations.

On September 29, 2021, the Company acquired a loan with Banco Santander for Ps.2,650,000, maturing on September 28, 2024, subject to one the 28-day TIIE rate plus 1.50 basis points. On November 29, 2022, the Company made advance payments of Ps.650.0 million without any penalty. On March 29, 2023 and September 29, 2023 the Company made payments of Ps.662.5 million, on each of the indicated dates.

On March 26, 2024, the Company renegotiated its debt with Santander for Ps.675,000, extending the term by one year, at an annual interest rate equivalent to the 28-day TIIE rate plus an applicable margin of 150 basis points, with a maturity date on September 26, 2025. The evaluation was carried out to determine if there is a substantial change due to such renegotiation and concluded the evaluation with no material impact. The effective rate for this loan was calculated taking into account all initial fees, related costs, and other associated expenses. The resulting annual effective rate is 12.56%.

In terms of the credit in pesos granted by Santander, the Company is obliged to maintain a leverage level on the last day of each fiscal quarter of no more than 3.5x and a minimum interest coverage ratio of 3.0x, both reasons calculated by the 12 months before each quarter. The calculation for the Leverage Ratio and Interest Coverage Ratio will be performed considering the Company’s share in the income/loss of its subsidiaries and other companies in which it holds interest. During the year 2023 and 2024, the Company fulfilled these financial obligations, on each quarterly measurement date. At December 31, 2023 and 2024, the Leverage Ratio calculated under the contract was 0.7x in both years, respectively, which does not exceed the 3.5x set. In turn, the Debt Coverage Ratio at December 31, 2023 and 2024 was 11.4x and 12.5x, respectively, covering the minimum required of 3.0x as stated in the contract.

There are no indication that the Company would have difficulty meeting its financial commitments on the loans for the next twelve months.

Airplan:

On June 1, 2015, the Company acquired a new long-term syndicated loan of COP440,000,000 (Ps.2,897,404) payable in 2027 with a three-year grace period for the payment of principal. The resulting effective annual rate is 14.09%.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

The participants of this syndicated loan are:

	Amount
Entity	(thousand of COP)
Bancolombia, S. A.	COP.	150,000,000
Banco Itaú CorpBanca Colombia S.A.		102,000,000
Banco Davivienda, S. A.		90,000,000
Banco de Bogotá, S. A.		37,000,000
Banco de Occidente, S. A.		37,000,000
Banco Popular, S. A. (1)		8,000,000
Banco AV Villas, S. A.		8,000,000
Servicios Financieros, S. A.		8,000,000
	COP.	440,000,000
(1)	On April 2023, Banco Popular, S. A. transferred the rights to Banco de Bogotá, S. A. of the syndicated loan, through the signing of promissory notes, under the same conditions.

In April 2024, the Company anticipates a capital payment of COP100,000,000 (Ps.438,712), without any penalty, as follows:

	Amount
Financial entity	(thousand COP)
Bancolombia, S. A.	COP.	34,090,909
Banco Itaú CorpBanca Colombia S.A.		23,181,818
Banco Davivienda, S. A.		20,454,545
Banco de Bogotá, S. A.		10,227,273
Banco de Occidente, S. A.		8,409,091
Banco AV Villas, S. A.		1,818,182
Servicios Financieros, S. A.		1,818,182
	COP.	100,000,000

In April 2022, the Company anticipates a capital payment of COP149,999,914 (Ps.794,510), without any penalty, as follows.

	Amount
Financial entity	(thousand COP)
Bancolombia, S. A.	COP.	51,136,744
Banco Itaú CorpBanca Colombia S.A.		34,772,986
Banco Davivienda, S. A.		30,682,039
Banco de Bogotá, S. A.		12,613,358
Banco de Occidente, S. A.		12,613,366
Banco Popular, S. A.		2,726,835
Banco AV Villas, S. A.		2,727,293
Servicios Financieros, S. A.		2,727,293
	COP.	149,999,914

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

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

Maintain the capital structure: This addresses the relationship between capital and debt that the debtor must meet in relation to the project throughout the term of the loan, in such a way that the result of the financial indicator Capital 1 (Capital + debt) is equal to or higher than 16%. As of December 31, 2023 and 2024, the capital structure ratio was 46.1% and 61.1%, respectively.

Maintain the index of debt coverage: This refers to the indicator that the debtor must maintain during the entire term of the loan, defined as: EBITDA - Taxes / Debt service 2: 1.2.

Airplan obtained from all the banks participating in the syndicated loan the waivers necessary to comply with the coverage ratio indicator, up to the measurement date of the first quarter of 2021 and subsequently extended them until the first quarter of 2022. These waivers do not result in a sanction nor did they represent an expense or penalty to the entity. With these waivers described, the Company was covered for possible default and was exempted from any sanction or any negative effect in the event of breach of the debt coverage indicator until the measurement date of March 31, 2022. The Company complied with this debt coverage indicator on all measurement dates of 2022. As of December 31, 2023 and 2024, the Company has complied with the debt coverage indicator, which was 3.6x and 4.4x, respectively.

There are no indication that the Company would have difficulty meeting its financial commitments on the loans for the next twelve months.

Aerostar

On December 30, 2020, Aerostar obtained an unsecured revolving credit line with Banco Popular de Puerto Rico for USD20,000 (approximately Ps.399,010), for a term of three years and the possibility of making prepayments at any moment during the term of the contract, with interest at Prime rate plus 0.50% and the company will pay 0.15% for unused credit line, which will be calculated on the average amount of unused principal during the year.

On November 15, 2023, Aerostar renewed the unsecured revolving credit line with Banco Popular de Puerto Rico of USD20,000 (Ps.338,380, approximately) maturiting December 29, 2026. The interest rate fluctuates between 0.5% and 3.0% plus default interest rate of 2.0%. Aerostar is required to maintain a debt coverage ratio of 1:00 at the end of each quarter. As of December 31, 2023 and 2024, the Company did not use the credit line.

On November 26, 2024, Aerostar renewed the secured revolving credit line with Banco Popular de Puerto Rico of USD10,000 (Ps.207,862, approximately), with a maturity date December 18, 2027. The interest is calculated at the interest rate that fluctuates between 0.75% and 3.0% plus a default interest rate of 2.0%. Aerostar is required to maintain a debt coverage ratio of 1:00 at the end of each quarter. During 2024, the Company has complied with the debt coverage indicator. As of December 31, 2024, the Company did not use the credit line. (See Note 18.2).

There is no indication that the Company would have difficulty in meeting its financial commitments on the loans for the next twelve months.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

Note 11 — Short and long-term documents:

As a result of including Aerostar in the consolidation, as from May 31, 2017, the following long-term document payable is recorded.

To finance a portion of the agreement payment to the Puerto Rico Authority, and certain other costs and expenditures associated with it, Aerostar signed an agreement for the private placement of bonds on March 22, 2013 in the original amount of Ps.4,471 million pesos (USD350 million) maturing on March 22, 2035 in accordance with the following conditions:

Performance	2.39%
Spread credit (bps)	+336
Coupon	5.75%

On June 24, 2015, Aerostar signed an agreement for private placement of bonds in the original amount of Ps.737 million pesos (USD50 million), maturing on March 22, 2035, based on the following conditions:

Performance	6.75%

Quoted yield

In May 2022, Aerostar modified the payment method of the agreement signed for the placement of bonds for USD50 million, which stipulated payments on a semi-annual basis and was modified to a single payment due on March 22, 2035, which did not represent any penalty for the Company and qualified as a renegotiation.

In May 2022, Aerostar authorized the private placement of bonds for an original amount of Ps.3,947,522 (USD200 million) guaranteed with a quoted yield of 4.92% maturing on March 22, 2035, the disposition of the resources was in July 2022. Aerostar is financially obligated throughout the term of the bond, to maintain a debt coverage ratio greater than 1.0x with the measurement date of each quarterly closing. As of December 31, 2023, and 2024 the debt coverage ratio was 2.4x and 2.1x, respectively.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

At December 31, 2023 the long-term debt is shown as follows:

	Original debt	Interest	Credit line		Principal amortization		Interest		Term				Fair
	used in thousand USD	in thousand USD	in pesos		in pesos		in pesos		Short		Long		value
Bond	$400,000	$(4,804)	Ps.	5,553,784	Ps.	(200,535)	Ps.	(35,047)	Ps.	297,803	Ps.	5,020,399	Ps.	5,702,759
Bond	200,000	2,733		3,430,040				5		46,245		3,383,800		3,324,656
	$600,000	$(2,071)	Ps.	8,983,824	Ps.	(200,535)	Ps.	(35,042)	Ps.	344,048	Ps.	8,404,199	Ps.	9,027,415

At December 31, 2024 the long-term debt is shown as follows:

	Original debt	Interest	Credit line		Principal amortization		Interest		Term				Fair
	used in thousand USD	in thousand USD	in pesos		in pesos		in pesos		Short		Long		value
Bond	$400,000	$(3,961)	Ps.	6,601,077	Ps.	(224,914)	Ps.	(82,332)	Ps.	386,998	Ps.	5,906,833	Ps.	6,662,935
Bond	200,000	2,733		4,157,240				56,816		56,816		4,157,240		4,053,056
	$600,000	$(2,071)	Ps.	10,758,317	Ps.	(224,914)	Ps.	(25,516)	Ps.	443,814	Ps.	10,064,073	Ps.	10,715,991

Inputs:

2023 and 2024:

Corporate risk through Yield Spreads to Maturity of comparable bonds of the “Transportations and Logistics” sector.

Level 2, of fair value hierarchy in 2023 and 2024.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

Note 12 - Stockholders’ equity:

At December 31, 2023 and 2024 the minimum fixed capital with no withdrawal rights is of Ps.1,000 and the variable portion is of Ps.7,766,276, (nominal figure) comprised for 300,000,000 common, nominative Class I shares no par value, wholly subscribed and paid in. At December 31, 2023 and 2024, no Class II shares have been issued. Both classes of shares will have the characteristics determined at the Shareholders’ meeting where issuance is approved and they are integrated as shown as follows.

			Capital stock as of
	Total shares		December 31,
Description	2023	2024	2023		2024
“B” Series	277,050,000	277,050,000	Ps.	7,173,079	Ps.	7,173,079
“BB” Series	22,950,000	22,950,000		594,197		594,197
Total	300,000,000	300,000,000	Ps.	7,767,276	Ps.	7,767,276

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

Reserve for acquisition of shares

The reserve for acquisition of shares represents the reservation authorized by the stockholders for the Company to purchase its own shares subject to certain criteria set forth in the bylaws and the Securities Market Law. As of December 31, 2023 amounted to Ps.11,554,572. In the Ordinary General Assembly held on April 24, 2024, the reserve for repurchase of shares was determinates of Ps.23,191,198.

Dividends

In the Ordinary General Stockholders’ Meeting held on April 20, 2022, the Company’s shareholders agreed to delegate to the Board of Directors the proposal to pay an ordinary dividend in cash of Ps.2,709,000, as well as the approval of the payment of an extraordinary dividend of Ps.1,800,000 nominal, both cases they will not give rise to Income Tax (ISR) because they coming from the CUFIN (the “Net Tax Profit Account”) and their payment was on June 1, 2022.

In the Ordinary General Stockholders’ Meeting held on April 18, 2023, the Company’s shareholders agreed to pay an ordinary cash dividend of Ps.2,979,000, as well as to approve the payment of an extraordinary nominal dividend of Ps.3,000,000, in both cases they will not cause Income Tax (ISR) for coming from CUFIN and its payment was on May 31, 2023 and November 29, 2023, respectively.

In the Ordinary General Stockholders’ Meeting held on April 24, 2024, the Company’s shareholders agreed to pay an ordinary cash dividend of Ps.3,277,800, as well as to approve the payment of an extraordinary nominal dividend of Ps.3,000,000, in both cases they will not cause Income Tax (ISR) for coming from CUFIN and its payment was on May 29, 2024 and June 26, 2024, respectively.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

Dividends are tax free if paid from the CUFIN. Dividends paid in excess of the CUFIN balances are subject to tax equivalent to 42.86%. Tax due is payable by the Company and may be credited against IT for the year or IT for the two immediately following fiscal years. Dividends paid from previously taxed earnings are not subject to tax withholding or payment. Dividends paid that come from profits previously taxed by the ISR will not be subject to any withholding or additional tax payment. The Income Tax Law (LISR or ITL) establishes the obligation to maintain the CUFIN with the profits generated until December 31, 2013 and start another CUFIN with the profits generated as of January 1, 2014. At December 31, 2023 and 2024, the companies CUFIN is Ps.23,753,103 and Ps.30,171,752, respectively, whereas the combined contribution capital account (CUCA, by its initials in Spanish) amounts Ps.55,854,836 and Ps.58,307,032, respectively.

In the event of a capital reduction, any excess of stockholders’ equity over paid-in capital contribution account balances is accorded the same tax treatment as dividends, in accordance with the procedures provided for in the Income Tax Law.

Dividends from foreign subsidiaries are declared in accordance with the cash flow generated from previous years. The payment of dividends is subject in all cases to their investment plans, their financial situation and the approval of the Board of Directors and the corresponding Stockholders’ Meeting. Dividends paid will be subject to 30% income tax in Mexico and the tax will be paid by the Company.

Retained earnings

Substantially, all consolidated Company earnings were generated by its Subsidiaries. Retained earnings can be distributed to the Company’s shareholders to the extent that the subsidiaries have distributed earnings to the Company.

Note 13 - Income tax incurred and deferred:

The Company does not consolidate its results for tax purposes.

a.	Income Tax (IT)

Mexico:

In 2022, 2023 and 2024, the Company determined tax profits in its subsidiaries in the amounts of Ps.9,997,669, Ps.11,620,031 and Ps.16,969,158, respectively. In 2022, 2023 and 2024, the tax profits were partially offset with the amortization of tax losses in the amounts of Ps.127,046, Ps.186,912 and Ps.162,727, respectively, with the exception of Minatitlan Airport, which tax losses for the year 2023 and 2024 amount to Ps.26,413 and Ps.22,512, respectively.

The subsidiaries that at December 31, 2022, 2023 and 2024, have not assessed income tax due to the tax loss carryforwards, are Cozumel and Minatitlan.

Taxable income differs from the book income due to temporary and permanent differences arising from the different bases for the recognition of the effects of inflation for tax purposes and from the permanent effects of items affecting only the book or tax results.

The ITL establishes that the applicable income tax rate is 30% on the taxable income.

The Company has performed the evaluation of the Preferential Tax Regimes and has determined at December 31, 2023 and 2024, it is not applicable because it does carry out a business activity, in the case of the investment in the airport of Puerto Rico, and that passive income does not represent more than 20% of its total income.

In accordance with the Company’s current policy regarding the distribution of future profits (See Note 17.16) in fiscal year 2024, Cancun Airport recognized a deferred Income Tax on the profits of its subsidiaries Aerostar and Airplan, which arise from their investment in subsidiaries for which dividends will be declared in some timeline, the amount of the provision is Ps.710,991 as of December 31, 2024.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

Aerostar:

In 2022 and 2023 and 2024, it determined taxable income of Ps.370,213 and Ps.261,532, and Ps.363,966 respectively, which was partially offset by amortization of tax losses for Ps.333,191, Ps.235,378, and Ps.363,966 respectively. Aerostar maintains an agreement with the Puerto Rico Treasury Department, in which its operations are subject to Puerto Rico income tax of 10% under the provisions of Section 12 (a) of the Public-Private Partnership Act (Act) promulgated June 2009.

Airplan:

The Company determined taxable income (liquid income) in accordance with the tax law of Colombia for the period at December, 31, 2022, 2023 and 2024 of Ps.1,078,391, Ps.1,157,423 and Ps.2,116,189, respectively.

The Company is subject in 2022, 2023 and 2024 to income taxes in Colombia of 35%.

The IT provision at December 31, 2022, 2023 and 2024 is as follows:

	December 31,
	2022		2023		2024
Mexico:
Current IT	Ps.	2,961,187	Ps.	3,477,638	Ps.	4,954,716
Deferred IT		(169,080)		11,131		812,364
IT provision Mexico	Ps.	2,792,107	Ps.	3,488,769	Ps.	5,767,080
Aerostar:
Current Income Tax	Ps.	3,703	Ps.	2,617	Ps.	—
Deferred Income Tax		38,160		34,441		(87,398)
IT provision Aerostar	Ps.	41,863	Ps.	37,058	Ps.	(87,398)
Airplan:
Current IT	Ps.	377,437	Ps.	405,098	Ps.	737,198
Deferred IT		227,402		13,218		(74,425)
IT provision Airplan	Ps.	604,839	Ps.	418,316	Ps.	662,773
Total IT provision	Ps.	3,438,809	Ps.	3,944,143	Ps.	6,342,455

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

The reconciliation between the statutory and effective income tax rates is shown as follows:

	December 31,
	2022		2023		2024
Consolidated income before provision for IT	Ps.	14,084,733	Ps.	14,620,087	Ps.	20,372,893
Plus (less):
Net income before taxes of Airplan and Aerostar		(3,183,555)		(2,422,843)		(2,973,374)
Net income before taxes of subsidiaries in Mexico not subject to IT		(140,921)		(151,574)		(208,292)
Income before provisions for income taxes		10,760,257		12,045,670		17,191,226
Statutory IT rate		30%		30%		30%
IT that would result from applying the IT rate to book profit before income taxes		3,228,077		3,613,701		5,157,368
Non-deductible items and other permanent differences		14,133		229,972		311,916
Annual adjustment for tax inflation		(82,517)		(100,820)		(134,548)
Accounting disconnect inflation		(367,587)		(254,084)		(278,647)
IT under undistributed earnings from investments in Airplan and Aerostar recognized in Cancun Airport.		—		—		710,991
Effect by difference in rate of IT Aerostar		41,863		37,058		(87,398)
Effect by difference in rate of IT Airplan		604,839		418,316		662,773
IT provision	Ps.	3,438,809	Ps.	3,944,143	Ps.	6,342,455
Effective IT rate		32%		33%		37%

Following are the principal temporary differences with respect to deferred tax:

	Year ended
	December 31,
	2023		2024
Deferred income tax asset:
Temporary liabilities	Ps.	80,229	Ps.	65,643
Fair value of long-term debt (Bank loan)		73,661		36,597
Tax loss carry forwards				126,688
Allowance for doubtful accounts		68,653		68,007
		222,543		296,935
Deferred income tax payable:
Fixed and intangible assets (*)		(2,711,274)		(3,045,654)
Temporary assets		(409,127)		(393,103)
Investment in foreign subsidiaries (Undistributed earnings of Airplan and Aerostar)		—		(710,991)
		(3,120,401)		(4,149,748)
Deferred income tax liability - Net	Ps.	(2,897,858)	Ps.	(3,852,813)

(*)Includes Ps. 1,198,574 and Ps.1,234,730 from Aerostar from the periods 2023 and 2024, and Ps.384,677 and Ps.388,421 from Airplan in 2023 and 2024, respectively.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

The net movements of the deferred tax asset and liability for the year are as follows:

	Impairment
	provision				Foreign				Tax Loss
	of loan		Concession		Currency		Investment in		carry
	portfolio		Assets		Conversion		Subsidiaries		forwards		Others		Total
Balances as of January 1, 2023	Ps.	(60,775)	Ps.	2,981,724	Ps.	(83,249)	Ps.	—	Ps.	—	Ps.	134,822	Ps.	2,972,522
Conversion revaluation effect
Airplan and Aerostar		—		—		(176,132)		—		—		42,678		(133,454)
Consolidated income statement:
Airplan		(282)		(66,631)		(3,370)		—		—		83,501		13,218
Aerostar		—		35,947		(1,506)		—		—		—		34,441
México		(7,596)		24,491		—		—		—		(5,764)		11,131
		(7,878)		(6,193)		(4,876)		—		—		77,737		58,790
Balances as of December 31, 2023	Ps.	(68,653)	Ps.	2,975,531	Ps.	(264,257)	Ps.	—	Ps.	—	Ps.	255,237	Ps.	2,897,858
Conversion revaluation effect
Airplan and Aerostar		—		—		294,222		—		—		10,192		304,414
Consolidated income statement:
Airplan		1,409		(69,852)		1,594		—		—		(7,576)		(74,425)
Aerostar		—		41,285		(2,021)		—		(126,662)		—		(87,398)
Mexico(1)		(763)		69,152		—		710,991		(26)		33,010		812,364
		646		40,585		(427)		710,991		(126,688)		25,434		650,541
Balances as of December 31, 2024	Ps.	(68,007)	Ps.	3,016,116	Ps.	29,538	Ps.	710,991	Ps.	(126,688)	Ps.	290,863	Ps.	3,852,813
(1)	Includes the recognition of deferred IT on untaxed profits from investments in subsidiaries Aerostar and Airplan, Ps.355,557 and Ps.355,433, respectively.

As of December 31, 2023, the Company did not recognize any effect of deferred income tax, as it adhered to the exception by meeting the criteria to not recognize deferred tax derived from its foreign subsidiaries. Starting in 2024, the Company decided to modify its dividend distribution policy for its foreign subsidiaries, to distribute dividends considering the accumulated results, as a result it no longer meets the exception and will recognize a deferred income tax for its foreign subsidiaries Aerostar and Airplan (See Note 17.16).

	December 31,
	2024
Undistributed profits	Ps.	2,369,969
Tax rate		30%
Deferred IT liabilities unrecognized with the previous temporary differences	Ps.	710,991

As of December 31, 2023, and 2024, the Company did not recognize deferred tax assets related to its active temporary differences for undistributed earnings of its Mexican subsidiaries as they do not meet the recognition criteria according to IAS 12.

b.	Recoverable taxes.

At December 31, 2023 and 2024, the tax credits are as of Ps.332,060 and Ps.110,327, respectively.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

Aerostar Tax loss Carry forwards:

In 2024, based on its financial and tax projections, the Company received approximately 50% of the tax losses from previous years of its subsidiary Aerostar for an amount of Ps.126,662 (USD6,093 thousand). As of December 31, 2024, Aerostar still has tax losses for which deferred income tax has not been recognized because there is still no reasonable certainty of their recovery in future years.

	USD
	thousand	Year of
Year of loss	Amount	expiration
2015	$14,260	2025
2016	13,873	2026
2017	11,124	2027
2018	5,300	2028
2020	13,593	2030
Total	$58,150

International tax reform

Pillar Two Model Rules - amendments to IAS 12 - the Organization for Economic Co-operation and Development (OECD) published the International Tax Reform - Pillar Two Model Rules, derived from the digitization of the economy, global model rules against base erosion and profit shifting (BEPS). The rules are designed to ensure that large multinational companies within the scope of the rules pay a minimum level of tax on income generated in a specified period in each jurisdiction where they operate. The rules apply a system of top-up taxation that raises the total amount of tax paid on an entity’s excess profits in a jurisdiction to the minimum rate of 15%.

The Company operates in three jurisdictions, Mexico, Colombia, Puerto Rico and expects to do so in the next two years in the Dominican Republic. As of December 31, 2024 and 2023 it is not within the scope of the Pillar 2 model rules because this legislation has not been enacted in the jurisdictions where the Company operates. However, the Company has begun to analyze the potential future impacts once the legislation is enacted in those jurisdictions. In the case of Mexico and Colombia, the Company estimates that there will be no potential impact since the effective rate is higher than 15% (minimum rate established by the Pillar 2 model rules). As for Puerto Rico, the rate is lower (10%) and was defined in the concession title. The Puerto Rico Treasury Department is in the process of contracting international tax consulting services for the implementation of the global corporate minimum tax agreement. With respect to ASUR Dominicana, the Company will evaluate the impact once it begins operations.

The Company has applied the mandatory exception to recognize and disclose information about deferred tax assets and liabilities arising from Pillar 2 income taxes as provided in the amendments to IAS 12 issued in May 2023.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

Note 14 - Balances and transactions with related parties:

14.1) Balances payable

At December 31, 2023 and 2024, respectively, the balances payable to related parties shown in the consolidated statement of financial position are comprised as follows:

	December 31,
	2023		2024
Accounts payable and accumulated expenses (Note 9):(*)
Inversiones y Técnicas Aeroportuarias, S. A. P. I. de C. V.
(Shareholder/technical assistance)	Ps.	(178,294)	Ps.	(101,266)
	Ps.	(178,294)	Ps.	(101,266)
(*)	These are accounts with terms of less than one year under similar market conditions.

14.2) Transactions with related parties

At December 31, 2022, 2023 and 2024, the following transactions were held with related parties, which were set at the same prices and conditions as those that would have been used in comparable operations by third parties, as shown as follows:

	December 31,
	2022		2023		2024
Commercial income:
Autobuses de Oriente, S. A. de C. V. (Stockholder)	Ps.	15,899	Ps.	20,162	Ps.	19,352
Autobuses Golfo Pacífico, S. A. de C. V. (Stockholder)		7,616		8,306		9,515
Coordinados de México de Oriente, S. A. de C. V. (Stockholder)		189		202		60

Expenses:
Technical assistance (Note 14.4)	Ps.	(643,891)	Ps.	(715,462)	Ps.	(400,838)

Related parties:
Administrative services
Leasing	Ps.	(4,610)	Ps.	(5,773)	Ps.	(6,206)

14.3) Compensation of key personnel

Key personnel include directors, members of the Board of Directors, and Committees. In the years ended on December 31, 2022, 2023 and 2024, the Company granted the following benefits to the key management personnel, the Board of Directors and the different Company Committees.

	December 31,
	2022		2023		2024
Short term salaries and other benefits paid to key personnel(*)	Ps.	166,922	Ps.	171,595	Ps.	204,913
Fees paid to the Board of Directors and Committees		8,671		10,261		8,698
(*)	In fiscal years 2022, 2023 and 2024, includes costs of Ps.77,419, Ps.70,026 and Ps.99,962 and Ps.64,795, Ps.16,871 and Ps.19,543, respectively, for key personnel of directors of Aerostar and Airplan.

As of December 31, 2022, 2023 and 2024, there are no balances pending payment to key personnel.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

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

In accordance with the contract until December 31, 2023, the Company agreed to pay an annual compensation equivalent to the higher of a fixed amount or 5%, of the consolidated income of the Company. Before deducting the compensation for technical assistance and before the comprehensive financial result, IT, depreciation and amortization, from 2024, the compensation was reduced to 2.5% of the consolidated income of the Company. Before deducting the compensation for technical assistance and before the comprehensive financial result, IT, depreciation and amortization, determined in accordance with financial reporting standards applicable in Mexico, the minimum fixed amount is of USD2.0 million (approximately Ps.41.6 million).

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

At December 31, 2022, 2023 and 2024, the expenses for technical assistance amounted to Ps.643,891, Ps.715,462 and Ps.400,838, respectively which are recorded in the consolidated comprehensive income statement within the aeronautical and non-aeronautical service cost line. ITA also has the right to refund the expenses incurred during the provision of the services specified in the agreement. The ITA BB series shares were put in a trust in order to ensure compliance with the technical assistance agreement, among other things.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

Note 15 - Commitments and contingencies:

Commitments

a.	The Company began leasing office space on May 21, 2015, under a lease agreement. This agreement includes an available extension of 60 months. The monthly rent due is USD28.5 (Ps.592 approximately).

The total minimum future payments derived from the non-cancellable lease agreement that shall be covered in the future are as follows:

Up to one year	Ps.	2,369

At December 31, 2023 and 2024, the amortization for the right-of-use included within the aeronautical and non-aeronautical service cost in the statement of income, were approximately Ps.5,773 and Ps.6,206, respectively.

b.	On June 22, 2018, the Company received SCT approval for the MDPs for the five-year period from 2019 to 2023 in which the Company committed to carry out improvements.

On December 11, 2023, the Company received approval from the SCT of the MDP for the five-year period between 2024 and 2028 in which the Company committed to make improvements.

As of December 31, 2024, the investment commitments of this MDP are as follows:

Period	Amount
2025	Ps.	6,691,984
2026		7,605,970
2027		5,426,053
2028		7,035,810
	Ps.	26,759,817	(1)

(1)Figures adjusted as of December 31, 2024 based on the Construction Price Index (IPCO) in accordance with the terms of the MDP.

c.	As part of the Concession Agreement, Aerostar has committed to fund and complete certain capital and repair projects with respect to the LMM Airport Facilities. Aerostar has no time restrictions to complete these projects, except that they must be made at any time during the period of validity of the Concession Agreement. As these projects are carried out, repairs will be recorded as expenses incurred or capitalized and depreciated according to their nature; consistent with the Company’s accounting policies. Capital projects will be capitalized as part of an intangible concession improvement asset and will be amortized over their useful lives or the remaining life of the Concession Agreement, whichever is less. Some commitments were excluded from the liability for initial obligations assumed due to factors of uncertainty, the variability of future costs and the extended period of time in which commitments can be fulfilled. As of December 31, 2022, 2023 and 2024, Aerostar fulfilled the agreed commitments.

Contingencies

As of December 31, 2023 and 2024, the Company has confirmed that the results of its lawsuits cannot be accurately predicted as their due processes are currently ongoing and there are not enough elements to determine whether they could largely affect the Company’s financial position in the case of an adverse ruling.

d.	The Company’s transactions are subject to Mexican Federal and State Laws as well as the Puerto Rico and Colombian Law due to its subsidiaries out of Mexico.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

e.	At the time that the Company was carrying out the competitive bidding process (1998) for the sale of shares of the Airport Groups, the SCT established and communicated that concessionaires could amortize for tax purposes the value of the concession up to 15% a year. In February 2012, the SCT estimated an amount due payable by Cancun in the amount of Ps.865 million against the ruling in question, because it considered that the determination of the 15% amortization was not valid in 2006 and 2007. The Company disagreed with the decision and filed an appeal to overturn this determination. However, in order to adhere to the amnesty program set forth in Transitory Article Three of the new Income Law for 2013, the Company partially desisted from the appeal as it relates to the income tax obligation, but not in regard to the determination of the additional distribution related to employees’ statutory profit sharing, which the Company continues to appeal. During September 2023, through a new resolution of the Deconcentrated Tax Audit Administration of Quintana Roo, determined that the amount of profit distribution is Ps.99.8 million. The Company considered this to be inadmissible and initiated the annulment trial to clarify this decision. As of December 31, 2024, the risk in the event that the judge does not agree with Cancún is remote, however if the ruling is unfavorable to the Company, the rise amounts to Ps.99.8 million.
f.	There are currently a number of labor suits in progress against the Company, mainly in relation to involuntary termination. Any sentences that might be handed down not favoring the interests of the Company do not represent significant amounts. The Company is in legal proceedings at the date of this report and a resolution has not been issued yet.
g.	On August 21, 2019, the Board of Commissioners of the COFECE (Federal Economic Competition Commission) notified Aeropuerto de Cancún, S. A. de C. V. of the resolution issued on July 25, 2019, which provides for the following: (i) administrative liability for having exercised the monopolistic practices described in article 56, section V of the Mexican Federal Economic Competition Law (“LFCE”) (refusal of access); (ii) the Company shall be imposed a fine of Ps.73 million. On the understanding that there is sufficient grounds for defense, the Company has contested the administrative sanction imposed by the COFECE by filing amparo proceedings. The Company considers that the amparo proceedings will not be resolved in a term lower than two years from the date of filing, and, therefore, it is under no obligation to pay the fine before the end of such proceedings. In November 2023, a specialized Federal judge granted the Cancun Airport constitutional protection against the COFECE decision and ordered the Plenary to review and justify whether the Company actually incurred the monopolistic practice of “refusal to negotiate” and since when, COFECE and Cancun Airport appealed this ruling, which is currently pending final resolution by the specialized Court of Appeals, as of December 31, 2024, the risk in the event the judgement being unfavorable to the Company amounts to Ps.73 million. This amount has not been recorded because the risk of requiring a cash outflow to pay the obligation is remote.
h.	On March 17, 2014, the Port Authority of Puerto Rico filed a lawsuit against Aerostar and two fuel sellers at the LMM airport claiming to be entitled to a certain fee charged to the sellers of aviation fuel distributed at LMM airport and not to Aerostar. On November 7, 2018 the court ruled a sentence in which it determined, among other things, that the income from the fee for the sale of aviation fuel at the LMM airport is from Aerostar; but authorizes the Ports Authority to charge two cents extra per gallon to importing sellers of said fuel. The parties appealed the determination and, on July 31, 2020, the Court of Appeals ruled in favor of Aerostar, determining, among other things, that Aerostar is the only entity entitled to collect and withhold the charge for each gallon of fuel of aviation that is dispatched at the LMM airport. On August 31, 2020, the Ports Authority went to the Supreme Court on appeal. On June 30, 2022, the Supreme Court of Puerto Rico issued a ruling in favor of Aerostar determining, among other things, that Aerostar is the only entity with the right to collect and withhold the charge for each gallon of aviation fuel that is dispatched at the LMM Airport. On December 22, 2022, Aerostar filed a joint motion with the Ports Authority for the withdrawal of funds consigned before the Supreme Court of Puerto Rico, which, through a declaratory judgment, granted Aerostar the right to collect a total amount of USD15,641 (approximately Ps.300,384) deposited by the oil sellers to the Accounts Unit of the honorable Court, this amount was collected by Aerostar in May 2023.

Note 16 - Basis for preparation:

The Company’s consolidated financial statements as of December 31, 2023 and 2024 and for the years ended 2022, 2023 and 2024 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB) and its interpretations issued by the IFRS Interpretations Committee (IFRS IC).

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

16.1) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis. Except for certain financial instruments measured at amortized cost or at their fair value as explained in the accounting policies described below.

The consolidated financial statements have been prepared under the going concern basis.

16.2) Use of estimates and judgments

The preparation of consolidated financial statements requires Management of the Company to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. The areas involving a higher degree of judgment or complexity, or the areas where assumptions and estimates are significant to the consolidated financial statements, are described in Note 19.

Critical estimates and assumptions are reviewed regularly. Adjustments to the accounting estimates are recognized in the period in which the estimate is reviewed and in any future period affected.

Note 17 - Summary of the material accounting policies:

17.1) New standards and amendments

Some of the amendments and improvements that came into effect as of January 1, 2024 were:

●	Classification of liabilities as current or non-current and non-current liabilities with covenants – Amendments to IAS 1. As a result of the adoption of the amendment, the Company included new disclosures. (see Note 10).
●	The Company took into consideration in the preparation of its consolidated financial statements, the Agenda Decision issued by the IFRS interpretations Committee “Disclosure of income and expenses of reportable segments (IFRS 8)” in July 2024. (see Note 2).

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

Certain amendments to accounting standards have been issued, which are not effective for reporting periods through 31, 2024, and have not been early adopted by the Company. These amendments are not expected to have a material impact on the Company’s current or future reporting periods and foreseeable future transactions.

17.2) Consolidation and equity method

The Company’s consolidated subsidiaries, for which it has shares as of December 31, 2023 and 2024, are shown below:

	Shareholding
	percentage (%)	Main activity
Aeropuerto de Cancun, S. A. de C. V.	100%	Airport services
Aeropuerto de Cozumel, S. A. de C. V.	100%	Airport services
Aeropuerto de Merida, S. A. de C. V.	100%	Airport services
Aeropuerto de Huatulco, S. A. de C. V.	100%	Airport services
Aeropuerto de Oaxaca, S. A. de C. V.	100%	Airport services
Aeropuerto de Veracruz, S. A. de C. V.	100%	Airport services
Aeropuerto de Villahermosa, S. A. de C. V.	100%	Airport services
Aeropuerto de Tapachula, S. A. de C. V.	100%	Airport services
Aeropuerto de Minatitlan, S. A. de C. V.	100%	Airport services
Cancun Airport Services, S. A. de C. V. (*)	100%	Airport services
Aerostar Airport Holdings, LLC	60%	Airport services
Sociedad Operadora de Aeropuertos Centro Norte, S.A.	100%	Airport services
ASUR Dominicana, LLC. (*)	100%	Commercial
RH Asur, S. A. de C. V.	100%	Administrative services
Servicios Aeroportuarios del Sureste, S. A. de C. V.	100%	Administrative services
Asur FBO, S. A. de C. V. (*)	100%	Administrative services
Caribbean Logistics, S. A. de C. V. (*)	100%	Cargo services
Cargo RF, S. A. de C. V. (*)	100%	Cargo services
(*)	These subsidiaries sub-consolidate at Cancun Airport.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

Aerostar reports its financial information in IFRS, for purposes of consolidating in the Company. The exchange rate used at 2023 and 2024 year end was Ps.16.92 and Ps.20.79 Mexican pesos per dollar, respectively.

Relevant information on Aerostar and significant non-controlling interest

The condensed financial information of Aerostar, where a significant non-controlling interest is held, at December 31, 2022, 2023 and 2024, is disclosed as shown as follows:

	December, 31
	2022		2023		2024
Condensed statement of financial position
Cash and cash equivalents	Ps.	2,334,403	Ps.	1,518,454	Ps.	850,723
Restricted cash		1,272,106		1,520,581		2,043,625
Other current assets		528,297		165,822		369,479
Total current assets		4,134,806		3,204,857		3,263,827
Financial liabilities:
Current liabilities		(1,184,023)		(1,033,248)		(1,246,162)
Working capital		2,950,783		2,171,609		2,017,665
Land, furniture and equipment		115,798		123,796		199,544
Intangible assets, airport concessions - Net		12,920,453		11,203,531		13,921,262
Other long term assets		90,777		83,208		101,450
Long term debt		(9,891,961)		(8,404,199)		(10,064,073)
Other long term liabilities		(18,265)		(14,295)		(16,503)
Deferred income tax - Net		(547,480)		(523,262)		(574,176)
Shareholders’ equity	Ps.	5,620,105	Ps.	4,640,388	Ps.	5,585,169

	Year ended December, 31
	2022		2023		2024
Condensed statements of comprehensive income
Revenue	Ps.	4,110,028	Ps.	4,174,329	Ps.	4,815,975
Operating cost and expenses		(2,128,925)		(2,390,264)		(3,097,961)
Other income		346,232
Comprehensive financial cost - Net		(459,471)		(412,145)		(421,812)
Net income tax		(59,618)		(52,486)		71,911
Net income for the year		1,808,246		1,319,434		1,368,113
Foreign currency translation		(95,881)		(818,522)		907,659
Total comprehensive income	Ps.	1,712,365	Ps.	500,912	Ps.	2,275,772

On October 20, 2022, Aerostar’s Board of Directors approved a reimbursement of capital contributions for USD165,625 (Ps.2,113,113), and a dividend payment for USD34,375 (Ps.690,833), corresponding to profits for the year 2022, of which 60% corresponds to the Company and 40% to the Avialliance partner. The Company did not change its proportional shareholding in Aerostar, maintaining control with 60% of the capital stock. These payments were not considered a partial disposal of the Company’s interest and the cumulative effects of changes in foreign exchange rates (CTA) were not reclassified to comprehensive income.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

On September 22, 2023, Aerostar’s Board of Directors approved a reimbursement of capital contributions for USD20,000 (Ps.255,167), and a decree and payment of a dividend for USD69,000 (Ps.1,225,463), corresponding to profits for the year 2023, of which 60% corresponds to the Company and 40% to the Avialliance partner, applying an IT withholding to the Company for USD3,053. The Company did not change its proportional shareholding in Aerostar, maintaining control with 60% of the capital stock, therefore a disposal was not considered and the cumulative effects of conversion were not reclassified from comprehensive income.

On October 7, 2024, Aerostar’s Board of Directors approved a reimbursement of capital contributions for USD20,000 (Ps.255,167), and a payment of a dividend of USD60,000 (Ps.1,075,823), corresponding to profits for the year 2024, of which 60% corresponds to the Company and 40% to the Avialliance partner, applying a USD1,799 IT withholding to the Company. The Company did not change its proportional shareholding in Aerostar, maintaining control with 60% of the capital stock, therefore a disposal was not considered and the cumulative effects of conversion were not reclassified from comprehensive income.

As regards the non-controlling interest in Aerostar’s subsidiary, there are no significant restrictions on the possibility of gaining access to files or using them for the payment of liabilities.

Airplan Information

Airplan records and reports its financial information in IFRS as adopted in Colombia and their corresponding IFRIC issued by the IASB and in Colombian pesos. For purposes of consolidating Airplan in the Company, a conversion to Mexican pesos is performed. The exchange rate used at 2023 and 2024 year end was Ps.227.92 and Ps. 211.33 Colombian Peso per Mexican Peso, respectively.

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

December 31, 2022, 2023 and 2024

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

e.Associate

Associates are all entities over which the Group exercises significant influence but not control. Generally, in these entities the Group maintains a participation of between 20% and 50% of the voting rights. Investments in associates are valued using the equity method and are initially recognized at cost (see section h. Equity method).

On May 18, 2023, our subsidiary ASUR Dominicana LLC (ASUR Dominicana), a limited liability company incorporated under the laws of the State of Delaware, United States of America, and is also a subsidiary of Cancun Airport, entered into an investment agreement with Aeropuerto Bávaro International AIB, S.A.S. (AIB), CVC One, Inc., Grupo Abrisa, S.R.L., Muñoz Investment Banking Group Fund, LLC., Abraham Jorge Hazoury Toral and Alberto Alejandro Durán Santana, with the purpose of developing and constructing an international airport in Bávaro, Dominican Republic, agreeing to maintain a 25% stake in the company Aeropuerto Internacional de Bávaro AIB, S.A.S. The contract stipulates an estimated total investment of USD66 million once construction is completed. The initial investment was USD17.8 million. As of December 31, 2024, the construction license for the Bávaro International Airport, S.A.S. has not yet been authorized.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

The Company acquired contractual obligations through an investment agreement entered into on May 18, 2023, whose main objective is the development and construction of the Bávaro International Airport in the Dominican Republic. Said agreement mentions that the Company is obliged to acquire up to 25% stake (USD$66 million) in the Bávaro International Airport Company AIB, S.A.S. As of December 31, 2024, the amount pending to be invested amounts to USD$48.1 million, the agreement conditions that this pending obligation must be carried out once approval is obtained with the government where the Airport will be built, said approval does not It is under the control of the Company but of the Dominican Institute of Civil Aviation (IDAC), this future share purchase obligation qualifies as a derivative at fair value through profit or loss, which was not material for its recognition as of December 31, 2023 and 2024. ASUR Dominicana received from AIB a mortgage guarantee on part of the properties corresponding to the Bávaro International Airport AIB, for a total value of USD25 million as a guarantee for the initial payment of ASUR Dominicana’s capital contribution. Additionally, in the event that the construction of the Bávaro International Airport AIB is not carried out, within a period of three years from the initial payment of the capital contribution of the Company, or the Bávaro International Airport AIB, is revoked by the authorities in a definitive and unappealable manner, the current shareholders will purchase the shares of ASUR Dominicana for the total amount that has been paid for them. This right to recover the investment qualified as a financial asset measured at fair value, in addition to the recognition of the equity method within the investment in associates category. As of December 31, 2024, the fair value of the financial asset is recognized within the equity method of 25% of the investment. As of December 31, 2024, there is still no government approval for the construction of the Airport and the fair value of the financial asset is similar to the cost of the investment.

f.Joint arrangements

Under IFRS 11 investments in joint arrangements are classified as a joint operation or joint venture according to the contractual rights and obligations of each investor, instead of the legal structure of a joint arrangement.

g.	Joint ventures

Interest in joint ventures is accounted for using the equity method, subsequent to having been initially recognized at cost in the Consolidated Statement of Financial Position.

On February 20, 2020, our subsidiary Cancun Airport entered into a contractual agreement with Aviation Investments, LLC, to set up a joint venture through a separate legal entity called Airport Development Group, LLC, with each Company holding an interest of 50%. Initial investment amounted to USD500 (Ps.10,556). According to the agreement, decisions on the relevant activities of the entity require unanimous consent of both parties. The Company assessed the nature of the transaction and determined it was a joint venture. Joint ventures are recognized through the equity method. In July 2023, the joint contract with Airport Development Group, LLC was terminated and Aviation Investments, LLC reimbursed ASUR the total amount of its initial participation.

h.	Equity method

Under the equity method, investments are initially recognized at cost and subsequently adjusted to recognize the share in income/loss after acquisition, as well as changes in other comprehensive income. Dividends received or receivable from joint ventures are recognized as a reduction in the carrying amount of the investment.

When the Company’s share of losses in a joint venture equals or exceeds its interest in the joint venture (which includes any long-term interest that, in substance, forms part of the Company’s net investment in the joint venture), the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the joint venture.

Unrealized gains from transactions between Group companies and its joint ventures are eliminated to the extent of the Group’s interest in the joint venture. Unrealized losses are also eliminated, unless the transaction shows evidence that the asset transferred is impaired. Accounting policies on the investments recorded under the equity method have been changed where necessary to ensure consistency with the policies adopted by the Company.

i.	Capital reduction in foreign subsidiaries

The capital reductions without change in the proportional percentage of the holding of the parent, is not considered a partial disposition. Since the Group maintains the same ownership percentage and continues to control the subsidiary abroad, the cumulative effects of the translation effect are not reclassified to the statement of comprehensive income.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

17.3) Conversion of foreign currencies

Functional currency and reporting currency

Items included in the consolidated financial statements of each of the companies of the Company are measured in the currency of the primary economic environment in which the entity operates, i.e., its “functional currency” which is also the reporting currency. The consolidated financial statements are presented in thousands of Mexican pesos, which is the Company’s functional and reporting currency.

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

17.4) Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits and other highly liquid investments with low risk of changes in value with immediate realization and original maturities of three months or less. As of December 31, 2023 and 2024, cash and cash equivalents consisted primarily of peso and dollar denominated bank deposits and peso denominated investment bonds issued by the Mexican Federal Government.

17.5) Fiduciary rights

For the administration of the resources of the Concession and the payment of the obligations in charge of Airplan a trust is constituted to which Airplan transfers all the gross income received as remuneration of the contract and all the debt and capital resources obtained for the execution of the concession.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

17.6) Restricted cash

Restricted cash is presented as current if it is expected to be used within 12 months of the filing date. Any funds restricted beyond 12 months are recorded as non-current. Restricted cash includes cash that is restricted in immediate access and use. The nature of the restrictions includes pre-use approvals and restrictions imposed by bond placement contracts and federal agency funds related to capital spending.

Aerostar maintains cash restricted by requirement of the debt contracts in the amount of Ps.1,159,700 and Ps.1,464,532 and PFC in the amount of Ps.360,880 and Ps.579,093 as of December 31, 2023 and 2024, respectively. In Mexico maintains restricted cash of Ps.94,820 as of December 31, 2023, held as part of the fulfillment of its infrastructure investment commitments described in the MDP. (See Note 5.1.), and there is no balance as of December 31, 2024.

Restricted cash is presented in the statement of cash flows within financing activities in relation to the reserves to which it is obligated in accordance with the bond placement agreements and in investment activities, which are related to the investment in airport infrastructure. (See Note 5.1.)

17.7) Financial assets

a.	Classification. - The Company classifies its financial assets into the following measurement categories: a) financial assets measured at amortized cost; b) financial assets subsequently measured at fair value (either through other comprehensive income or through profit or loss). At present, the Company does not hold any financial assets. This classification depends on the business model of the Company to manage its financial instruments and the terms of the instrument’s contractual cash flows. The Company reclassifies financial assets when, and only if, it changes its business model for the management of those assets. The Company’s financial assets are measured at amortized cost, since contractual terms comply with the SPPI (solely payment of principal and interest) requirement, and the Company’s business model whose objective is achieved by collecting cash flows.
b.	Measurement. - At initial recognition, financial assets at amortized cost are measured at fair value plus transaction costs that are directly attributable to their acquisition. Transaction costs of financial assets measured at fair value (through profit or loss or through other comprehensive income) are recognized in profit or loss as incurred. Gains and losses on assets measured at fair value are recorded in profit or loss or in other comprehensive income. Financial assets with embedded derivatives are considered as a whole if it is determined that the cash flows correspond exclusively to the payment of principal and interest. Accounts receivable are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Investment in financial instruments and accounts receivables are included as current assets, except for maturities greater than 12 months following the date of the Statement of Financial Position. These are classified as non-current assets. Loans and, accounts receivable are initially recognized at fair value plus directly attributable transaction costs, and subsequently measured at amortized cost.
c.	Impairment. - Impairment losses are presented as net impairment losses within the operating result. Subsequent recoveries of previously canceled amounts are credited against the same line. For accounts receivable, the Company applies the simplified approach allowed by IFRS 9, which requires that the expected losses over the life of the instrument be recognized from the initial recognition of accounts receivable. (See Note 6.2.).

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

December 31, 2022, 2023 and 2024

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

Land is recorded at cost and it is not depreciated. Depreciation of other items of plant and equipment is calculated on the straight-line method based on the residual values over their estimated useful lives. The useful lives at the acquisition date of the furniture and equipment are as shown as below:

	December 31,
	2023	2024

Furniture equipment	10 to 20%	10 to 20%
Machinery	10 to 20%	10 to 20%
Computer equipment	20 to 33%	20 to 33%
Transportation equipment	20 to 25%	20 to 25%
Improvements to leased premises	10%	10%

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

Taking into consideration the foregoing, these criteria are applicable to each of the concessions that the Company has, therefore it is considered that their measurement and determination will be within the scope of IFRIC 12. In addition to that, at the end of all the concessions, all assets become the property of the nation in which the concession is located.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

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

Amortization is computed using the straight-line method over the estimated useful life of the concessions, (original term of 50 years as of November 1, 1998); 24 years as of December 31, 2024.

Aerostar:

The airport concession right, which includes certain capital expenditures in improvement projects, the intangible asset is recognized at cost less accumulated amortization and impairment losses.

Amortization is calculated using the straight-line method during the term of the agreement (40 years); 28 years as of December 31, 2024.

Airplan:

In the case of Airplan, the right granted by the Concession Contract No. 8000011-OK and Public Tender No. 10000001OL2010, respectively, is recorded as intangible, through which the grantors assign to the Company the regulated and unregulated income corresponding to each of the airports subject of the concession.

In turn, the costs per loan that are related to the works in execution are part of the intangible.

The intangible asset resulting from the recognition and updating of the estimated income of the contract is amortized based on the proportion of the accumulated income of the contract and the total income. Amortization is recognized in the results of the period.

The useful life for amortization was determined as the duration of the concession and amortization is calculated on a linear basis based on the years in which the recovery of the expected income from the financial model that the Company has is expected. The minimum term of the concession is the year 2015, however, in accordance with the complementary works carried out and the measurement of the expected income against the income generated, the concession will have a minimum useful life until the year 2032, or 8 years from December 31, 2024.

17.10.2) Licenses, commercial direct operation (ODC, by its acrony in Spanish) and commercial rights

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

The estimated remaining useful lives at December 31, 2024 are as follows:

Licenses Mexico	24	years
ODC Mexico	24	years
Commercial Rights of Aerostar	28	years
Commercial Rights of Airplan	8	years

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

17.10.4) Intangible assets acquired as part of a business combination

When an intangible asset is acquired as part of a business combination, it is recognized at fair value at acquisition date. Subsequently, intangible assets acquired in a business combination, such as commercial rights, are recognized at cost less the accumulated amortization and the accrued amount of impairment losses, see useful lives of these rights in Note 17.10.2.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

17.13.1) Debt renegotiation

If the renegotiation results in the cancellation of the original liability because the 10% test is exceeded, the original liability is canceled and any difference is recognized in results when the renegotiation occurs.

If the renegotiation does not result in the cancellation of the financial liability, the value of the new cash flows of the financial liability is calculated, discounted at the original effective interest rate, any difference between the discounted value and the carrying amount is recognized in results and the effective interest rate is prospectively adjusted to include the new costs and commissions.

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

When there are similar obligations, the likelihood of the outflow of economic resources for settling those obligations is determined considering them as a whole. In these cases, the provision thust estimated is recorded, provided the likelihood of the outflow of cash with respect to a specific item considered as a whole is remote.

17.16) Deferred IT, and tax on dividends

The expense for IT includes both the current tax and deferred taxes. Tax is recognized in the statement of income, except when it relates to items recognized directly in OCI or in stockholders’ equity in which case, the tax is also recognized in OCI items or directly in stockholders’ equity, respectively.

Deferred IT were recorded based on the comprehensive method of liabilities, which consists of recognizing deferred taxes on all temporary differences between the book and tax values of assets and liabilities to be materialized in the future at the enacted or substantially enacted tax rates in effect at the consolidated financial statement date. (See Note 13 a.)

Deferred tax assets are only recognized to the extent that it is probable future tax profits are expected to be incurred against which temporary differences can be offset.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

The balances of deferred income tax assets and liabilities are offset when there is an enforceable legal right for each entity to offset current tax assets against current tax liabilities and when deferred income tax assets and liabilities are related to the same tax authority.

Current IT is made up of IT, which is recorded under income for the year in which they are incurred. The tax is based on taxable income.

To determine the IT the applicable rate in Mexico for 2022, 2023 and 2024 was 30%, the applicable rate for Airplan, according to Colombian legislation for 2022, 2023 and 2024 was 35%, and the applicable rate for Aerostar, in accordance with Puerto Rico law, for 2022, 2023 and 2024 was 10%.

Deferred tax assets and liabilities from the temporary differences arising from the investments in subsidiaries and joint businesses are recognized, except when the Company controls the reversal period for such temporary differences and it is likely that the temporary differences will not be reverted in a near future.

Aerostar and Airplan hold undistributed retained earnings which, if pay as dividends, would require the beneficiaries to pay tax (See Note 12). As of January 1, 2024, The Company recognized the liability for deferred taxes as there is a taxable temporary difference for the retained earnings by Aerostar and Airplan. As of December 31, 2024, the balance of the deferred income tax recognized at the Cancun Airport on the undistributed retained earnings from Aerostar and Airplan amounts to Ps.710,991.

17.17) Stockholders’ equity

Capital stock, capital reserves and retained earnings are expressed at their historical cost. The capital reserves consist of the legal reserve, the reserve to repurchase own shares.

17.18) Basic and diluted earnings per share

Basic earnings per share were computed by dividing the net income for the year attributable to controlling interest (Ps. 9,986,548 in 2022, Ps.10,203,713 in 2023 and Ps.13,551,429 in 2024) by the weighted average number of shares outstanding in 2022, 2023 and 2024. The number of shares outstanding for the periods from January 1 to December 31, 2022, 2023 and 2024 were 300 million. The basic ordinary earnings share for the year ended as of December 31, 2022, 2023 and 2024 was Ps.33.29, Ps.34.01 and Ps.45.17, respectively, are expressed in pesos, the diluted earnings per share is equal to the basic earnings per share.

17.19) Financial reporting by segments

The segment financial information is presented in a manner that is consistent with the internal reporting provided to the General Directors in charge of making operational decisions, allocating resources and assessing the performance of the operating segments.

The Company determines and evaluates the performance of its airports (operating profit) on an individual basis, after allocating personnel costs and other costs of “Services”, which are incurred by a Company’s subsidiary which hires some of the Company’s employees. The performance of these (Services) is determined and assessed separately by management. All the airports provide substantially the same services to their clients. All airports provide substantially the same services to their customers. Note 2 includes the financial information related to the Company’s different segments, which includes Cancun and subsidiaries (Cancun), showing separately due to its importance Aerostar Airport Holdings (Aerostar) and Sociedad Operadora de Aeropuertos (Airplan) respectively, the Aeropuerto de Villahermosa (Villahermosa), the Aeropuerto de Mérida (Mérida), and Services. The financial information of Servicios Aeroportuarios del Sureste, S. A. de C. V., RH Asur, S. A. de C. V. and of the holding company (including the investment of the Company in its subsidiaries) has been grouped and is included in the “Services” column. The remaining six airports has been grouped in the column “Others”. The elimination of the investment of the Company in its subsidiaries is included in the “Consolidation Adjustments” column.

Resources are assigned to the segments based on the significance of each one to the Company’s operations. Transactions among operating segments are recorded at their fair value.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

18.1)Market risk

18.1.1) Interest rate risk

The Company has contracted bank loans to partially finance its operations. These transactions expose the Company to interest risk, with the main exposure to the risk of variable interest rates resulting from changes in the market base rates. The Santander bank charges interest based on the 28-day TIIE rate plus 1.50 points maturing in 2025, and the BBVA Bancomer bank charges interest based on the 28-day TIIE rate plus an applicable margin that fluctuates between 135 basis points and basis point maturing in 2029.

As of December 31, 2024, the reference rates used by the Company (TIIE and DTF) have suffered considerable increases compared to the year that ended on December 31, 2023, due to the economy and the impact of higher inflation. Despite the uncertainty caused by interest rates, although there is a risk of an increase in interest rates, the Company has cash of 17.5 times to pay the amount of debt and short-term loans.

18.1.2) Exchange rate risk

The Company is exposed to minor risk for changes in the value of the Mexican Peso against the U. S. Dollar. Historically, a significant portion of income generated by the Company (mainly derived from the fees charged to international passengers) are denominated in U. S. Dollars, and despite that, income is invoiced in Pesos at the average exchange rate of the previous month and likewise the cash flows are collected in Pesos. In addition, in August 2023 the Company contracted two investments in financial instruments denominated in US dollars. As of December 31, 2024, the Company has only one investment (See Note 6.3).

At December 31, 2023 and 2024, the Company is exposed to exchange rate risk for monetary position as follows:

	December 31,
	2023		2024

	(Thousands of dollars)
Asset	Ps.	507,164	Ps.	627,768
Liability		(6,419)		(7,450)
Monetary active position	Ps.	500,745	Ps.	620,318

At December 31, 2023 and 2024, the exchange rate was Ps.16.92 and Ps.20.79, respectively. Had the currency weakened by 5% in 2023 and 5% in 2024) with respect to the U.S. Dollar, the Company would have had a gain on monetary position at the close in the amount of Ps.423.6 million in 2023 and monetary gain of Ps.644.7 million in 2024. As of April 10, 2025, the date of issuance of this report, the exchange rate was Ps.20.7653.

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

Concentrations:

At December 31, 2023 and 2024, approximately 59.3% and 61.3%, of revenue, not including income from construction services, resulted from operations at the Cancun International Airport.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

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

The Company is cautious about liquidity risk and maintains sufficient cash and negotiable instruments and the availability of financing through an adequate amount of credit facilities to meet obligations at maturity and settle trading positions. At period end on December 31, 2022, 2023 and 2024 the Company had demand deposits amounting to Ps.13,174,991 and Ps.13,872,897 and Ps.20,083,457 respectively, and as of December 31, 2023 an available credit lines amounting to USD20,000 (approximately Ps.338,380) and as of December 31, 2024 an available credit lines amounting to USD20,000 (approximately Ps.415,724) and USD10,000 (approximately Ps.207,862), to manage liquidity risk. which as of December 31, 2024 has not drawn on this credit line. Due to the dynamic situation and current uncertainty, the Company’s Treasury function maintains flexibility in the funding under credit lines and keeping availability.

Company’s Management controls changes in its liquidity reserves forecast (including unused credit lines) and cash and cash equivalents based on expected cash flows. In general, this is conducted at country level for operating entities of the Company according to practices and limits set. These limits vary in each country, taking into account the liquidity of the market in which the Company operates. Additionally, the Group’s policy on liquidity management includes cash flows projections in the main currencies and the consideration of the necessary level of liquid assets to meet these projections; the control of liquidity ratios of the Statement of Financial Position regarding the internal and external regulatory requirements, and the maintenance of the debt financing plans.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

The following table shows the liquidity position for each country where the Company operates.

	Cash and
	cash		Total		Short - term		Long - term
December 31, 2023	equivalents		Debt		Debt		Debt
Mexico	Ps.	9,770,273	Ps.	2,522,974	Ps.	883,153	Ps.	1,639,821
Aerostar		1,518,455		8,748,247		344,048		8,404,199
Airplan		2,584,169		953,549		6,438		947,111
Total	Ps.	13,872,897	Ps.	12,224,770	Ps.	1,233,639	Ps.	10,991,131

	Cash and
	cash		Total		Short - term		Long - term
December 31, 2024	equivalents		Debt		Debt		Debt
Mexico	Ps.	15,868,354	Ps.	2,423,495	Ps.	685,490	Ps.	1,738,005
Aerostar		850,723		10,507,887		443,814		10,064,073
Airplan		3,364,380		428,074		2,226		425,848
Total	Ps.	20,083,457	Ps.	13,359,456	Ps.	1,131,530	Ps.	12,227,926

The following table presents the analysis of the net financial liabilities of the Company based on the period between the date of the statement of consolidated financial position and the maturity date, including undiscounted contractual cash flows:

	Under		Between 3 months		Between 1		Between 2 and
At December 31, 2023	3 months		and one year		and 2 years		5 years
Bank loans and interest	Ps.	853,062	Ps.	388,439	Ps.	787,830	Ps.	2,163,132
Long term debt		342,243		348,518		698,955		2,128,755
Suppliers		306,547
Accounts payable and accrued expenses		1,156,955

At December 31, 2024
Bank loans and interest	Ps.	97,469	Ps.	891,336	Ps.	369,518	Ps.	2,418,340
Long term debt		425,793		432,923		871,003		2,605,601
Suppliers		325,701
Accounts payable and accrued expenses		1,305,959

As of December 31, 2023 and 2024, the amount of undiscounted contractual cash flows associated with maturities greater than 5 years of long-term debt including interest amounts to Ps.9,760,047 and Ps.11,129,662, respectively.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

The following table shows the Company’s short term liquidity as of:

	December 31,
	2023		2024
Current assets	Ps.	18,733,197	Ps.	25,656,011
Current liabilities		4,827,227		5,887,006
Short term position (liquidity)	Ps.	13,905,970	Ps.	19,769,005

18.3) Credit risk - credit quality

The financial instruments that are potentially subject to credit risks consist mainly of accounts receivable. Income obtained from fares charged to passengers is not guaranteed and therefore the Company faces the risk of not being able to collect the full amounts invoiced in the event of insolvency of its clients, which are the airlines. The Company frequently reviews financial instruments and tests them for impairment. (See Note 6.2).

In the year 2023, the bankruptcy proceedings of Viva Air and Ultra Air airlines, Airplan clients,have reported substantial losses. In addition to this, the income from passenger fees from the main client airlines and their balance as of December 31, 2023 and 2024, amounts to Ps.23,415 and Ps.26,514, respectively, however not all of them are guaranteed by guarantee or othe type of security interest. Therefore, in the event of insolvency of any of the airlines, the Company would have no certainty of recovering the total sum of amounts invoiced to the airlines for passenger fees. In August 2010, Grupo Mexicana filed for bankruptcy. Grupo Mexicana owes the Company Ps.128,000 for passenger fees. As a result of Grupo Mexicana’s bankruptcy, the Company had increased, at that time its reserve for uncollectable accounts by Ps.128,000. The Company has determined that it may not be able to collect that amount. (See Note 6.2).

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

These activities are monitored through the review of information pertaining to the Company’s operation and the Industry. This effort is coordinated by the CEO. Through a planning method, detailed simulations are formulated of identified risks as they are known. The risks identified are valued in terms of probability and impact and are presented to the proper authorities. The result of all these activities is reported to the market through 20-F reports, the Mexican Circular Unica and quarterly reports by an Investment Committee that analyzes, among other, financial risks.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

During the year, there was no material uncertainty regarding the Company’s ability to continue as a going concern. At December 31, 2023 and 2024, the Company’s Board has a reasonable expectation that the Group has the appropriate resources to continue operating at least for the next twelve months and that the use of the going concern basis of accounting is appropriate.

18.5) Fair value

Financial instruments (bank loans and long term debts), at amortized cost in accordance with the valuation method used are at level 2 in 2023 and 2024, there are no financial instruments carried at fair value.

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

19.3 Evaluation of impairment of intangible assets, airport concession and goodwill

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

December 31, 2022, 2023 and 2024

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

19.2 Useful life of the Airplan concession

The term of the Airplan contract extends from the date of signing and until the date on which one of any of the following events occurs:

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

The Company conducts a sensitivity analysis based on financial projections that cover the useful life of the concession in order to determine the extent to which possible changes to the assumptions could affect the useful life of the concession. At December 31, 2023 and 2024 the total expected revenues considering the additional works amount to Ps. 12,450,476 and Ps.13,081,476, respectively.

19.3 Evaluation of impairment of intangible assets, airport concession and goodwill

Intangible assets, airport concessions and goodwill are assessed for impairment whenever events or changes in circumstances indicated that the value of intangible assets could be impaired and at least once a year in the case of goodwill. To determine whether the value of intangible assets and goodwill has been impaired, the cash generating unit relating to the intangible asset and goodwill has to be valued using present value techniques. By applying this valuation technique, the Company is based on a series of factors, including historical results, business plans, forecasts and market data. This is further described in Note 8.1. As can be deducted from this description, changes in the conditions of these judgments and estimates can significantly affect the assessed value of intangible assets and goodwill.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2022, 2023 and 2024

Note 20 - Consolidated statements of cash flows:

As of December 31, 2022, 2023 and 2024, the analysis of net debt and movements in net debt is presented as follows:

	Long - term debt						Bank Loans
	2022		2023		2024		2022		2023		2024
Short-term debt (Note 11)	Ps.	377,215	Ps.	344,048	Ps.	443,814
Short-term bank loans (Note 10)							Ps.	1,492,781	Ps.	889,591	Ps.	687,716
Long-term bank loans (Note 10)								3,442,804		2,586,932		2,163,853
Long-term debt (Note 11)		9,891,961		8,404,199		10,064,073
Balances at December 31	Ps.	10,269,176	Ps.	8,748,247	Ps.	10,507,887	Ps.	4,935,585	Ps.	3,476,523	Ps.	2,851,569

Balances at January 1 of the debt-net	Ps.	6,952,069	Ps.	10,269,176	Ps.	8,748,247	Ps.	6,827,478	Ps.	4,935,585	Ps.	3,476,523
Interest expense		523,488		552,046		545,977		332,030		573,816		252,892
Bank loans(Note 10)
Long-term debt (Note 11)		3,947,522
Interest paid		(532,579)		(519,601)		(516,894)		(547,042)		(547,505)		(421,261)
Principal payments		(222,568)		(200,535)		(224,914)		(1,498,076)		(1,475,000)		(538,712)
Foreign currency translation		(398,756)		(1,352,839)		1,955,471		(178,805)		(10,373)		82,127
Balances at December 31	Ps.	10,269,176	Ps.	8,748,247	Ps.	10,507,887	Ps.	4,935,585	Ps.	3,476,523	Ps.	2,851,569

Note 21 - Subsequent event:

From December 31, 2024 to the date of issuance of these consolidated financial statements, there were not events that could have a significant effect on the information contained in the consolidated financial statements.

Note 22 - Authorization of the consolidated financial statements:

The consolidated financial statements and their twenty two notes are an integral part of the consolidated financial statements, which were authorized and proposed for their issuance to the Board of Directors on April 10, 2025 by Mr. Adolfo Castro Rivas, Chief Executive Officer of Grupo Aeroportuario del Sureste, S.A.B. de C.V.