Form 20-F
period 2025-12-31
SOUTHEAST AIRPORT GROUP
filed 2026-04-16
CIK 1123452

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

for the fiscal year ended December 31, 2025

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

Item 2.Offer Statistics and Expected Timetable

Not applicable.

Item 3.Key Information

RISK FACTORS

Risks Related to Our Operations

Economic, political and regulatory developments in the United States may adversely affect our operations in Mexico.

Changes in economic, political and regulatory conditions in the United States or in laws and policies governing foreign trade could create uncertainty in the international markets and could have a negative impact on the Mexican economy. Economic conditions in Mexico are highly correlated with economic conditions in the United States. This correlation is due, in part, to the high degree of economic activity between the two countries generally, including the trade facilitated by the United States-Mexico-Canada Agreement (“USMCA”), as well as physical proximity. In 2025 and continuing into 2026, the administration of U.S. President Donald Trump has imposed and maintained a series of tariffs on various trading partners, including so-called reciprocal tariffs on all countries other than Canada and Mexico, tariffs on Mexican and Canadian goods that do not satisfy the U.S.-Mexico-Canada Agreement (USMCA), higher tariffs on China, and still higher tariffs on other products, including steel, aluminum, copper and automobiles. The medium-and long-term direction of U.S. trade policy, including the implementation of additional tariffs and removal of existing ones, remains uncertain, but any additional tariffs imposed on Mexican products could potentially have an adverse impact on the competitiveness of such products in U.S. markets.

Further, President Trump has continued to increase the enforcement efforts in connection with immigration policy, which have led to mass deportations, raids, the suspension of certain humanitarian assistance programs and increased costs and conditions for certain visa applications for immigrants in the United States. New immigration legislation could lead to uncertain economic conditions in Mexico that may affect leisure travel, including travel to and from Mexico. Such restrictions could have a material adverse effect on passenger traffic results at our Mexican airports. Any attempt by President Trump to implement changes to United States-Mexico policy, including actions to withdraw from or materially modify USMCA and to implement immigration reform, could have a material adverse effect on our business, financial condition or results of operations.

While the Mexican and U.S. governments have been able to reach an understanding in the past, we cannot assure you that such understanding will remain in place or that the U.S. government will not impose policies on Mexico in the future and that we will not be materially adversely affected by such policies in the future.

Changes in U.S. immigration and border policy could adversely affect passenger traffic to and from Mexico and Colombia.

The results of presidential and congressional action in the United States could result in significant changes in, and uncertainty with respect to, immigration and border policy. Immigration reform, especially with respect to Mexico, continues to attract significant attention in the public arena and U.S. Congress, and most importantly under President Trump’s administration. In 2025, President Trump increased immigration enforcement and detention and enacted several executive orders restricting immigration status and benefits. If new federal immigration legislation is enacted, such laws may contain provisions that could make it more difficult for Mexican and Colombian citizens to travel between Mexico and Colombia, and the United States. Such restrictions could have a material adverse effect on our passenger traffic results.

Our business could be adversely affected by a downturn in the economies of, or changes in the relationship between, the United States, Mexico and Colombia.

The air travel industry, and consequently, our results of operations, are substantially influenced by economic conditions in Mexico, Colombia and the United States. In 2023, 2024 and 2025, 61.8%, 62.2% and 61.3%, respectively, of the international passengers in our Mexican airports arrived or departed on flights originating in or departing to the United States. 51.5%, 52.8% and 52.4% of our revenues from Mexican passenger charges in 2023, 2024 and 2025, respectively, were derived from charges imposed on international passengers. Similarly, in 2023, 2024 and 2025, 48.9%, 47.8% and 48.5%, respectively, of passengers in our Mexican airports traveled on Mexican domestic flights. In 2023, 2024 and 2025, 48.5%, 47.2%, and 47.6% respectively, of our revenues from Mexican passenger charges were derived from Mexican domestic passenger charges. When the economies of either the United States or Mexico are in recession, the number of international passengers in our Mexican airports that arrive or depart on flights originating in or departing to the United States have been adversely affected. Similarly, a recession of the Colombian economy could cause the number of Colombian domestic passengers in our Colombian airports to decline. In 2023, 2024, and 2025, 30.8%, 31.9%, and 28.0% respectively, of our revenues from Colombian passenger charges were derived from Colombian domestic passenger charges.

We cannot predict how economic conditions in the United States (including as a result of the change in the U.S administration) may develop in the future or how these conditions will affect tourism and travel decisions. See “Item 3. Key Information—Risk Factors— Risks Related to Mexico— The change in the U.S. administration and the assumption of Mr. Donald J. Trump as President of the United States could create further uncertainty for relations between Mexico and the United States, and could have a material adverse effect on our business, financial condition and results of operations. In addition, whether destinations served by our airports will be viewed as adequate substitutes for other tourist destinations depends on a number of factors, including the perceived violence and security, attractiveness, affordability and accessibility of Cancún, Cozumel and the Mayan Riviera as desirable vacation destinations. We are unable to control many of these factors and, therefore, we cannot assure you that this substitution effect would occur again if the United States were to experience another recession. Except for Cancún, among Mexican leisure travelers, destinations served by our airports are generally not perceived as economical vacation destinations, and as a result, they did not benefit, and are unlikely to benefit in the future, from the substitution effect that we believe occurred with respect to passengers traveling to and from the United States.

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

During March 2024, the United States District Court for the District of Puerto Rico held a hearing to consider the plan of adjustment. However, in June 2024, the United States Court of Appeals for the First Circuit reversed part of the lower court’s decision ruling that bondholders have a lien on PREPA’s present and future net revenues, reversing part of the lower court’s decision. This ruling affects the debt restructuring process and may require revisions to the plan of adjustment. The 2022 plan of adjustment has been confirmed and become effective, resulting in a significant reduction of Puerto Rico’s outstanding debt. The remaining major restructuring is PREPA. On March 28, 2025, the Oversight Board filed a fifth amended plan of adjustment for PREPA, which would substantially reduce PREPA’s outstanding debt and would, among other things, include a Rate Reduction Fund to support pensions and eliminate a previously contemplated “Legacy Charge.” As of the date of this report, confirmation of the PREPA plan of adjustment remains pending.

On November 5, 2024, governmental elections were held in Puerto Rico and Jennifer González-Colón was elected governor, succeeding former Governor Pedro Pierluisi. Any changes in government policies as a result of the change in administration could result in changes to recovery plans, which in turn could have an adverse effect on Puerto Rico’s economy. Changes in government policies as a result of the change in administration, or as a result of changes in U.S. federal administration and policies, could result in changes to recovery plans, disaster relief funding, infrastructure initiatives, and other economic support programs, which in turn could have an adverse effect on Puerto Rico’s economy.

Puerto Rico’s recovery and reconstruction efforts depend significantly on federal funding and the timing of its disbursement. Federal actions, including potential pauses, terminations, or additional compliance requirements on federal financial assistance programs, could delay or reduce the availability of such funds and adversely affect economic activity and recovery. In addition, changes in U.S. trade policy, including the imposition of tariffs and related supply chain disruptions, and the reduction or phase-out of federal emergency and stimulus programs, could further adversely affect Puerto Rico’s economy.

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

International events, including acts of terrorism, wars, armed conflicts and global diseases, pandemics and epidemics, could have a negative impact on international air travel.

International events such as the terrorist attacks on the United States on September 11, 2001, wars, armed conflicts, and public health crises such as the Influenza A/H1N1 pandemic of 2009-2010 and the COVID-19 pandemic have disrupted the frequency and pattern of air travel worldwide in recent years.

A majority of our revenues come from aeronautical services, and our principal source of aeronautical revenues is passenger charges. Passenger charges are payable for each passenger (other than diplomats, infants, transfer and transit passengers) departing from the airport terminals we operate, collected by the airlines and paid to us. In 2024 and 2025, passenger charges represented 46.1% and 41.3% of our consolidated revenues, respectively.

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

On February 24, 2022, Russian forces launched significant military action against Ukraine, and sustained conflict and disruption in the region has continued as of the date of this report. The military conflict has since caused significant volatility in commodity prices, credit and capital markets, as well as supply chain interruptions. The impact to Ukraine as well as actions taken by other countries could have a material adverse effect on our operations. The extent and duration of the military action, sanctions and resulting market and supply chain disruptions are highly unpredictable but could be substantial. Any general increase of hostilities in Ukraine, even if not made on or targeted directly at the air travel industry, or the fear of or the precautions taken in anticipation of any potential military attacks such as elevated national threat warnings, travel restrictions, selective cancellation or redirection of flights and new security regulations, among others, (and any related economic impact of such events) could result in decreased passenger traffic and increased costs to the air travel industry as a result of new security requirements, and could cause a material adverse effect on our business, results of operations, prospects and financial condition.

On October 7, 2023, Hamas, a terrorist group in control of Gaza, carried out a surprise attack on Israeli cities and towns near the Gaza strip. Following this terrorist attack, Israel declared war on Hamas and other terrorist organizations in Gaza. This conflict escalated when Israel attacked nuclear and military sites in Iran, who in turn retaliated with aerial attacks against Israel, and later as a result of the United States’ attack to three Iranian nuclear sites on June 21, 2025. In October 2025, Israel and Hamas reached a renewed ceasefire agreement as part of a larger international peace plan. The conflict between Israel, Hamas, and Iran has since shifted toward a fragile ceasefire, although there have been claims of breaches. Further, the United Nations has reinstated sanctions on Iran over its nuclear program, and the United States has further intensified sanctions targeting entities associated with the financing of Hamas and Hezbollah.

In addition, on January 3, 2026, the United States launched a series of air strikes against Venezuela and captured and removed former President Maduro and his wife, Cilia Flores, from the country. Following the U.S. strikes, Venezuela announced a state of national emergency, and President Trump announced U.S. plans to govern Venezuela for a transitional period. Since January 2026, the United States has continued to engage in diplomatic and economic measures in Venezuela, including steps toward normalization of relations with the interim government, while the duration and scope of any transitional governance arrangements remain uncertain. Further escalation of these conflicts could lead to significant market and other disruptions, which could have a material adverse effect on our business, financial position, results of operations and cash flows.

On February 28, 2026, the United States and Israel launched coordinated military strikes against Iranian military, governmental and nuclear-related facilities, killing Iran’s leader and other senior officials and significantly escalating geopolitical tensions in the Middle East. Iran has responded with missile and drone strikes against Israel and U.S. military installations across the region. As of early April 2026, hostilities between Iran, the United States and Israel remain ongoing, with continued exchanges of strikes contributing to heightened geopolitical instability in the region. The extent and duration of this conflict and any further escalation thereof are highly unpredictable, but could contribute to sustained volatility in energy markets, disruptions to global trade routes, and instability in financial markets. Any of these developments, as well as any resulting reduction in air travel demand, could have a material adverse effect on our business, financial position, results of operations and cash flows.

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

In July 2024, Hurricane Beryl struck the Yucatan Peninsula causing heavy rainfall and winds of up to 108 miles per hour. Air travel was suspended at the Cancun and Cozumel airports on Thursday July 4, 2024 and reinstated on early morning of July 5, 2024. A total of 332 flights were cancelled and 76 flights were delayed. The hurricane did not cause substantial damages to our Cancun and Cozumel Airports.

On August 2024, Hurricane Ernesto struck Puerto Rico, causing serious flooding and blackouts due to damages in the power transmission and distribution lines. Air travel was suspended in the Luis Muñoz Marín International Airport, and while the hurricane did not cause substantial damage to the LMM Airport, 145 flights were canceled.

On August 2025, Hurricane Erin struck Puerto Rico, causing serious flooding and blackouts. Air travel was suspended in the Luis Muñoz Marín International Airport, and while the hurricane did not cause substantial damage to the LMM Airport, 91 flights were canceled, and 13 were delayed.

Fluctuations in international petroleum prices could reduce demand for air travel.

Fuel represents a significant cost for airlines. International prices of fuel have experienced significant volatility in recent years. Most of our airline customers use kerosene-based jet fuel, the price of which is normally based upon the U.S. spot prices for that fuel plus the cost of transportation to each airport. Although the U.S. Gulf Coast spot price for jet fuel has decreased from its high of U.S.$4.81 per gallon on September 12, 2008, it has continued to fluctuate in 2025, with a high of U.S.$2.50 per gallon on November 18, 2025, and a low of U.S.$1.85 per gallon on May 7, 2025, according to the Energy Information Administration of the U.S. Department of Energy. As of March 30, 2026, the U.S. Gulf Coast spot price for jet fuel was U.S.$4.24 per gallon. The price of fuel may be subject to further fluctuations resulting from a reduction or increase in output of petroleum, voluntary or otherwise, by oil-producing countries, other market forces, a general increase in international hostilities or any future terrorist attacks. Our business could be negatively impacted by hydrocarbon price volatility as a result of, Russian activities in Ukraine, including Russia expanding its production of oil and gas to finance its activities in Ukraine and destabilize world energy markets, the ongoing conflict in the Middle East, or the recent U.S. military intervention in Venezuela involving the capture of Nicolás Maduro and the announced state of emergency. Oil prices are particularly sensitive to actual and perceived threats to global political stability and to changes in production from member states of the Organization of the Petroleum Exporting Countries. Additionally, the conflict between Russia and Ukraine has caused shortages in the availability of aircraft fuel, including as a result of targeted sanctions and export control measures imposed by the United States and foreign government bodies. Although for the year ended December 31, 2025, any such shortages have not been material, there is no assurance that the shortages will not become more severe, and we cannot predict the continued impact of these sanctions and export measures, or the impact of any further retaliatory actions that may be taken by Russia and the United States and foreign government bodies. Further, while the impact of the military intervention conducted by the United States in Venezuela remains to be seen as of the date of this report, their effects could result in fluctuations in oil prices. Shortages in the availability of, or increase in demand for, crude oil in general, other crude oil based derivatives and aircraft fuel in particular have resulted, and could continue to result, in increased fuel prices and could have a material adverse effect on our business, results of operations, and financial condition.

In addition, a number of airlines have engaged in hedging strategies with respect to fuel prices. While fuel hedging has historically been used to mitigate volatility in fuel costs, recent geopolitical developments have contributed to significant increases in jet fuel prices and heightened volatility. In 2025, many airlines reduced their hedging positions, opting to hedge only a portion of their fuel needs or using more flexible derivative instruments such as options. This trend has continued into 2026, with certain airlines largely foregoing fuel hedging altogether, while others maintain partial hedging programs with shorter time horizons or lower coverage levels. Additionally, airlines are focusing on improving fuel efficiency and exploring operational and strategic measures, including capacity adjustments and increased use of sustainable aviation fuels, to manage fuel-related costs. However, increases in airlines’ costs may result in higher airline ticket prices and may decrease demand for air travel generally, thereby having an adverse effect on our revenues and results of operations.

The loss or suspension of operations by one or more of our key customers could result in a loss of a significant amount of our revenues.

The global airline industry has recently experienced and may continue to experience in the future significant financial difficulties, marked by the filing for bankruptcy protection of several carriers and recent warnings regarding industry profitability. In October 2021, the International Air Transport Association, or IATA, issued its 2021 financial forecast for the global commercial airline industry, estimating a net post-tax loss of about U.S.$51.8 billion, due to the effects of COVID-19. In December 2025, the IATA announced that the airline industry net profits for 2024 were U.S.$28.3 billion. According to IATA’s forecasts, the airline industry continued to recover during 2024 and 2025, which is expected to continue in 2026. In December, 2025, the IATA announced that the airline net industry profits are expected to be of U.S.$39.5 billion in 2025. With respect to 2026 forecasts, IATA estimates that the airline industry will have a global net profit of U.S.$41.0 billion on revenues of U.S.$1,053 billion. While COVID-19 is no longer having a material impact on the airline industry, the resurgence of COVID-19 or the surge of any disease, pandemic or epidemic could have a material adverse effect on airlines and may continue to trigger additional insolvencies within the global airline industry.

Our business and results of operations could be adversely affected if we do not continue to generate comparable portions of our Mexican regulated revenue from our key customers, including VivaAerobus (which accounted for 13.4% of our revenues in 2023, 14.3% in 2024, and 14.6% in 2025), Volaris (which accounted for 12.0% of our revenues in 2023, 10.1% in 2024 and 9.1% in 2025), Aeromexico (which accounted for 10.7% of our revenues in 2023, 10.1% in 2024 and 10.0% in 2025), American Airlines (which accounted for 8.5% of our revenues in 2023, 10.1% in 2024 and 10.6% in 2025), United Airlines (which accounted for 7.5% of our revenues in 2023, 8.4% in 2024 and 9.1% in 2025) and Delta Airlines (which accounted for 5.1% of our revenues in 2023, 5.5% in 2024 and 7.0% in 2025).

On February 28, 2023, Fast Colombia, S.A.S.’s low-cost airline (Viva Air) suspended all flights due to financial distress, and on June 21, 2023, the Colombian Superintendence of Corporations announced the commencement of the airline’s liquidation proceeding. Pursuant to an order issued on July 19, 2025, Sociedad Operadora de Aeropuertos Centro Norte S.A.S. (“Airplan”) was recognized as a creditor of Viva Air in the amount of Ps. 13.8 million. As partial satisfaction of the claim, Airplan was awarded Ps. 1.6 million in cash, Ps. 2.7 million in rights over tools and spare parts and Ps. 0.1 million in trademark rights. Airplan accepted the payment in cash but rejected the proposed payments in rights. As of December 31, 2025, we are owed Ps. 13.6 million from Viva Air, which was declared uncollectable by the aforementioned court order and which is included in our allowance for doubtful accounts, and we might not be able to recover the full amount owed to us. As of the date of this report, the liquidation proceedings remain ongoing.

On March 29, 2023, Ultra Airlines S.A.S. (“Ultra Airlines”), a low-cost airline, suspended all flights due to financial distress, and on June 28, 2023, Colombian Superintendence of Corporations announced the commencement of the airline’s judicial liquidation proceeding. By an adjudication order issued on June 19, 2025, the distribution of the company’s assets among its creditors became final. Pursuant to an order issued on June 19, 2025, Airplan S.A.S. was recognized as a creditor of Ultra Airlines in the amount of Ps. 10.0 million. As partial satisfaction of the claim, Airplan S.A.S. was awarded Ps. 2.9 million in cash, which was received in September 2025. On November 13, 2025, the Colombian Superintendence of Corporations approved the liquidator’s final accounting and formally declared the conclusion of the judicial liquidation proceeding of Ultra Air S.A.S. As of December 31, 2025, we are owed Ps. 7.8 million from Ultra Airlines, which was declared uncollectable by the aforementioned court order and is included in our allowance for doubtful accounts, and we might not be able to recover the full amount owed to us.

In August 2025, Spirit Airlines, the largest low-cost airline in the U.S., filed for Chapter 11 bankruptcy protection in the U.S. for the second time to restructure and reduce costs. As of December 31, 2025, Spirit Airlines continues to operate in Cancun Airport, Luis Muñoz Marín International Airport, and José María Córdova International Airport. On December 2024, Silver Airways filed for Chapter 11 bankruptcy protection in the U.S., and on June 11, 2025, Silver Airways suspended all flights and operations.

Moreover, revenues from Mexican passenger charges are not secured, and we may not be able to collect amounts invoiced in the event of the insolvency of one of our principal airline customers. In recent years, many airlines have reported substantial losses. Our revenues from passenger charges from our principal airline customers are not secured by a bond or any other collateral. Furthermore, Mexican passenger charges, which accounted for 14.0% of our revenues in 2025, are collected by airlines from passengers on our behalf and are later paid to us 30 to 115 days following the date of each flight. If any of our key customers were to become insolvent or seek bankruptcy protection, we might not be able to recover the full amount of such charges.

For example, as a result of the Grupo Mexicana bankruptcy, we estimate that Ps. 128.0 million in accounts receivable could be at risk of not being recovered, which represented 4.9% of our total accounts receivable as of December 31, 2025.

On December 11, 2020, Interjet stopped all flights and has not resumed operations. As of December 31, 2025, we are owed Ps. 75.0 million from Interjet, which is included in our allowance for doubtful accounts, and we might not be able to recover the full amount owed to us.

None of our contracts with our principal airline customers obligate them to continue providing service to our airports and we can offer no assurance that competing airlines would seek to increase their flight schedules if any of our key customers reduced their use of our airports. Although in the past we were able to renew our agreements with our principal airline customers at our Mexican airports, some of these contracts are scheduled to expire in December 2025 and we cannot assure whether these will be renewed. With respect to our Colombian airports, our subsidiary Airplan, charges airlines various fees (relating to domestic routes, international routes and development). The tariffs are established by either the Special Administrative Unit of Civil Aeronautics (Unidad Administrativa Especial de Aeronáutica Civil), or the Colombian Civil Aviation Authority (Aerocivil) pursuant to Resolution 04530 of 2007, as amended by Resolutions 02251 and Resolution 031 of 2019, and Colombian Aeronautical Regulation No.14 (Reglamento Aeronáutico de Colombia). As of December 31, 2025, the following airlines at our Colombian airports were subject to such tariffs: Avianca, Aerorepública (COPA), LATAM, American Airlines, Clic Air, Spirit, Aeroméxico, JetBlue, Satena, Wingo, Jet Smart Chile, Jet Smart Peru, Air Europa, Ara Jet, Jet Air, Moon Flight, Ez Air, America´s Air, Aerea ,Custom Aviation, Hangar 29 S.A.S., Helijet, Heligolfo, Heliservice, Helistar, Helisur, Pacífica de Aviación, SASA, SARPA, SEARCA, AVIOR and United Airlines among others.

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

When bidding was concluded for the shares of the Mexican airport group that became ASUR, the Ministry of Infrastructure, Communications and Transportation agreed that the concessionaire could amortize the value of the concession at an annual rate of 15.0% for tax purposes. Contrary to this decision, in February 2012, the Ministry of Finance and Public Credit determined that this agreement was invalid and that the rate should instead be 2.0%. We filed an appeal in April 2012 to reverse this determination. In May 2013, while our appeal was pending, the Mexican federal government implemented a tax amnesty program for federal taxes, which we participated in by paying Ps.128.3 million to settle the claim with the Ministry of Finance and Public Credit solely with respect to income taxes. Our participation in the tax amnesty program, however, had no impact on our separate appeal of the amount of distributions owed by the Company under the mandatory employee statutory profit sharing regime established by Mexican federal labor laws. In September 2023, Quintana Roo’s Tax Authority determined that the Company owed Ps. 99.8 million in distributions under the mandatory employee statutory profit-sharing regime. We have appealed this resolution via an annulment action which, as of April 16, 2026, is still pending to be resolved. If we were to lose the appeal, we estimate that we would be required to pay an additional Ps.99.8 million in distributions under the mandatory employee statutory profit-sharing regime.

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

The consequences of the above-mentioned downgrades were the suspension of the right to operate code-shared flights and the restriction of Mexican airlines’ ability to increase the frequency of, or add new routes to, the United States. In 2023, 2024, and 2025, 0.7%, 1.1%, and 1.6% respectively, of the passengers that traveled through our airports traveled on flights to or from the United States operated by Mexican airlines.

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

In 2025, Ps. 21,737.5 million (including construction services) or 58.4% of our revenues were derived from operations at Cancún International Airport. During 2023, 2024 and 2025, Cancún International Airport represented 75.3%, 73.4%, and 72.3% respectively, of our passenger traffic in Mexico and 58.9%, 57.1%, and 56.2% respectively, of our air traffic movements in Mexico. The desirability of Cancún as a tourist destination and the level of tourism to the area are dependent on a number of factors, many of which are beyond our control. For example, some media outlets continue to report an increase in the level of drug-related violence in Mexico. Although these reports generally indicate that this increase in violence affects mostly cities in northern Mexico and the west coast of Mexico, and is generally not directed at tourists, the reports may have created a perception that Mexico has become a less safe and secure place to visit. In turn, we believe that it is possible that this perception has adversely affected the desirability of Cancún as a tourist destination. This perception may have been fueled further by travel advisories issued by the U.S. State Department that listed Cancún as a place in Mexico where visiting tourists must be cautious. On January 23, 2023, the United States Department of State issued a press release warning U.S. citizens of certain violent outbreaks between Uber drivers and local taxi unions in Quintana Roo, which often resulted in U.S. citizens being injured. Further, on March 13, 2023, the United States Department of State issued a press release advising U.S. citizens to exercise increased caution in certain touristic areas such as Cancun, Playa Del Carmen, and Tulum. Since then, the U.S. Department of State has continued to advise that U.S. citizens should “exercise increased caution” when traveling in Mexico, including in the State of Quintana Roo, under the current Level 2 (Exercise Increased Caution) advisory first issued on August 12, 2025, which remains in effect as of early 2026. The advisory specifically notes that violent crime and incidents have occurred in Quintana Roo and recommends that travelers pay close attention to their surroundings. We cannot assure you that tourism in Cancún will not decline in the future, which could in turn affect passenger traffic in our Cancún Airport. Any event or condition affecting Cancún Airport or the areas that it serves could have a material adverse effect on our business, results of operations, prospects and financial condition.

Increases in prevailing interest rates could adversely affect our financial condition.

An increase in prevailing interest rates could adversely affect our financial condition. As of December 31, 2025, we had U.S.$1,526.5 million in outstanding indebtedness, U.S.$1,034.0 million of which was floating rate. Any increased interest expense associated with increases in interest rates affects our ability to service our debt absent the benefit from any hedging arrangements. Accordingly, an increase in the prevailing interest rates applicable to our loans would increase our debt service costs, which in turn would negatively affect our results of operations. For further details regarding our indebtedness, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

Security enhancements have resulted in increased costs and may expose us to greater liability.

The air travel business is susceptible to increased costs resulting from enhanced security and higher insurance and fuel costs. Following the events of September 11, 2001, we reinforced security at our airports. For a description of the security measures that we adopted, see “Item 4. Information on the Company—Business Overview—Non-Aeronautical Services—Airport Security.” While enhanced security at our airports has not resulted in a significant increase in our operating costs to date, we may be required to adopt additional security measures in the future. Since 2014, we carry an insurance policy covering damages to property resulting from terrorist acts for our Puerto Rico airport, which in 2025 amounted to U.S.$160.0 million. The insurance premiums we pay may be increased in the future, which would increase our costs of operation and affect our business results. Further, because our insurance policies do not cover losses resulting from war in any amount or from terrorism for amounts greater than U.S.$160.0 million, we could incur significant costs if we were to be directly affected by events of this nature. While governments in other countries have agreed to indemnify airlines for liabilities they might incur resulting from terrorist attacks, the Mexican government has not done so and has given no indication of any intention to do the same. In addition, fuel prices and supplies, which constitute a significant cost for airlines using our airports, may be subject to increases resulting from any future terrorist attacks, a general increase in international hostilities or a reduction in output of fuel, voluntary or otherwise, by oil producing countries. Such increases in airlines’ costs have resulted in higher airline ticket prices and decreased demand for air travel generally, thereby having an adverse effect on our revenues and results of operations. In addition, because a substantial majority of our international flights involve travel to the United States, we may be required to comply with security directives of the FAA, in addition to the directives of Mexican and Colombian aviation authorities.

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

In 2023, 2024 and 2025, 45.0%, 41.6%, and 39.7% respectively, of our Mexican domestic passengers flew to or from our airports via Mexico City International Airport. As a result, our Mexican domestic traffic is highly dependent upon the operations of Mexico City International Airport. We cannot assure you that the operations of the Mexico City International Airport will not decrease or be adversely affected by construction of additional airports in the future. In 2025, overall Mexican domestic passenger traffic to and from Mexico City decreased 5.2% compared to 2024.

In 2025, 37.1% of our Colombian domestic passengers flew to or from our airports via El Dorado International Airport in Bogotá, Colombia. As a result, our Colombian domestic traffic is highly dependent upon the operations of El Dorado International Airport. Any event or condition that adversely affects Mexico City and Bogotá area airports could adversely affect our business, results of operations, prospects and financial condition.

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

Although we currently believe we maintain good relations with our labor force, if any conflicts with our employees were to arise in the future, including with our unionized employees (which accounted for 20.9% of our total employees as of December 31, 2025), resulting events such as strikes or other disruptions that could arise with respect to our workforce could have a negative impact on our business or results of operations.

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

In May 2023, we entered into an investment agreement with Bávaro International Airport AIB, S.A.S. (AIB), CVC One, Inc., Grupo Abrisa, S.R.L., Muñoz Investment Banking Group Fund, LLC, Abraham Jorge Hazoury Toral and Alberto Alejandro Durán Santana for purposes of developing, constructing and operating an international airport in Bavaro, Dominican Republic. We had initially expected to maintain a 25% stake in the venture with a total estimated investment amount of U.S.$66.0 million once construction was completed, however the construction license granted in 2020 was revoked by Dominican authorities and the related appeal filed by AIB against the revocation is pending to be resolved. As of December 31, 2025, there is still no government approval for the construction of the Airport. If the venture developing the airport fails to obtain new licenses and other pending permits necessary to construct the airport in Bavaro, Dominican Republic, we will not be able to complete such project and will not recover the investments already made in connection with it. This, in turn, may affect our revenues, expenses and net income.

During 2024, we incurred major capital expenditures in Puerto Rico, including capital expenses incurred in connection with the completion of Terminal D reconstruction, multilevel parking solar panels construction, and reconstruction of Runway 8/26.

During 2025, we incurred major capital expenditures in Puerto Rico, including capital expenses incurred in connection with the design of the multilevel parking expansion, the construction of multilevel parking solar panels, the construction of the multilevel parking pedestrian bridge, the configuration of FIS in Terminal D and the reconstruction of an under-vehicle explosive detection system.

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

We purchased the initial 92.42% interest in Airplan for an aggregate price of approximately U.S.$201.6 million, subject to pricing adjustments and pursuant to a series of agreements with the respective shareholders of Airplan. We paid U.S.$69.6 million of the purchase price with cash on hand, and obtained an unsecured loan of Ps. 4,000.0 million from BBVA in April 2017 to pay the balance of the purchase price.

In July 2012, the Puerto Rico Ports Authority (“PRPA”) granted Aerostar, our Puerto Rican subsidiary, a concession to operate the Luis Muñoz Marín International Airport (“LMM Airport”) under the United States FAA’s Airport Privatization Pilot Program. On February 27, 2013, the transaction was finalized and Aerostar began operating the LMM Airport. Aeropuerto de Cancún pledged its membership interests in Aerostar, as collateral for debt incurred by Aerostar to fund a portion of the concession fee and contingent liabilities related to the concession. In 2017 we acquired a majority interest in Aerostar.

On July 30, 2025, our subsidiary ASUR US Commercial Airports, LLC entered into a purchase agreement with Unibail-Rodamco-Westfield’s wholly-owned subsidiary Westfield Development, Inc. to acquire all of the issued and outstanding equity interest of URW Airports, LLC for an enterprise value of US$295 million. The acquired business manages select commercial programs at several U.S. airports, including Terminals 1, 2, 3, 6, Tom Bradley International Terminal and Tom Bradley International Terminal West at Los Angeles International Airport (“LAX”), Terminal 5 at Chicago O’Hare International Airport (“ORD”), and Terminal 8 and New Terminal One at John F. Kennedy International Airport (“JFK”). The transaction closed on December 11, 2025. We funded the transaction with cash on hand and a secured financing from JPMorgan Chase Bank, N.A.

Further, on November 18, 2025, Aeropuerto de Cancún entered into a purchase agreement with Motiva Infraestrutura de Mobilidade S.A. to acquire up to 100% of the shares representing the capital stock of Companhia de Participações em Concessões (CPC Aeroportos), for approximately US$936 million. CPC Aeroportos is an operator of 20 airports in Latin America, including 17 in Brazil, one in Costa Rica, one in Ecuador and one in Curaçao, and is a wholly-owned subsidiary of Motiva de Infraestructura de Mobilidade, S.A. The closing of the transaction, which is expected to occur during the second quarter of 2026, is subject to customary conditions precedent, including various regulatory approvals related to airport infrastructure and economic competition in Brazil. We expect to secure financing from JPMorgan Chase Bank, N.A. to fund the transaction.

Aeropuerto de Cancún’s incurrence of debt may limit our ability to obtain financing for future acquisitions or transactions. We may also be unable to fully implement our business plans and strategies for the integration of the above-mentioned business into ours. The business growth opportunities, revenue benefits and other benefits expected to result from this acquisition may be delayed or not achieved as expected. To the extent that we incur higher integration costs or achieve lower revenue benefits or fewer cost savings than expected, our results of operations and financial condition may be adversely affected.

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

Our interest and strategies in Aerostar’s operation of the LMM Airport may differ from those of PSP Investments because of the different nature of our respective businesses and for other reasons. These diverging interests may impair our ability to reach agreement with PSP Investments on certain major decisions. In the event that the managers appointed by each Aeropuerto de Cancún and PSP Investments cannot reach an agreement on certain major decisions and there is a deadlock, any manager may refer the deadlock to the Chief Executive Officers of ASUR or AviAlliance Canada Inc., a wholly-owned subsidiary of PSP Investments (“AviAlliance”). If the Chief Executive Officers are unable to resolve the deadlock, then the matter will be referred to a non-binding mediation process. Finally, if the matter is not resolved through mediation, then either member can submit the dispute to final and binding arbitration. In the event that we do not reach an agreement with PSP Investments on an issue that requires the supermajority approval of the managers, the delay and cost resulting from a deadlock could adversely affect the operations of the LMM Airport and in turn could have a material adverse effect on our business, financial condition, results of operations, cash flows, prospects and/or the market prices of our membership interests in Aerostar.

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

On April 16, 2026, we published our Sustainability Report for the year 2025 (the “Sustainability Report”), describing the measures we implemented towards achieving our environmental, social and governance goals, and to set new strategic objectives for the benefit of the company and our stakeholders. In the short and medium terms (2026-2029), our main sustainability objectives are to work towards emissions reductions and energy efficiency through both on-site and off-site generation of solar power, adopt measures to supplement our water consumption with systems to capture and use rainwater and create succession plans for our independent Board members and key executives. In the long term, we intend to make our operations carbon neutral, promote gender equity, align our corporate governance with best practice and increase our participation in and support for local communities. We cannot assure that the objectives set forth in our Sustainability Report will be achieved or achieved on the stated timelines. Further, our ability to achieve our stated objectives, including emissions reductions, energy efficiency and sustainable goals towards local communities, is subject to numerous factors and conditions, some of which are outside of our control.

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

The system of price regulation applicable to our Mexican airports establishes an annual maximum rate for each airport, which is the maximum annual amount of revenues per workload unit (which is equal to one passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from services subject to price regulation. The maximum rates for our Mexican airports have been determined for each year through December 31, 2025. The Company recognized total regulated revenues from airports operated in Mexico for the year ended December 31, 2025 of Ps. 14,680 million. Management monitors and adjusts its income on a regular basis in order for its annual invoicing not to exceed the maximum rate limits at each of the airports operated by the Company in Mexico. Determining whether revenues are in excess of the maximum rates established in the concession requires management to obtain specific information, such as passenger traffic and cargo statistics, as well as the National Producer Price Index (excluding oil), authorized rates for airport services and the rate for airport use published by the Mexican regulator.

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

The Mexican government has in the past implemented changes and may in the future implement additional reforms to the tax laws applicable to Mexican companies including ASUR. In addition, changes to the Constitución Política de los Estados Unidos Mexicanos (“Mexican Constitution”) or to any other Mexican laws could also have a material adverse impact on our results of operations and cash flows. For example, on May 23, 2014, Mexico’s Federal Economic Competition Law (Ley Federal de Competencia Económica) (“LFCE”) was enacted. The LFCE grants broad powers to the Mexican National Antitrust Comission (Comisión Nacional Antimonopolio) (“CNA”), including the abilities to regulate essential facilities, investigate companies, and eliminate barriers to competition in order to promote access to the market and order the divestment of assets. The LFCE also entrusts CNA with the ability to conduct merger-control review and investigate anti-competitive behavior, and sets forth significant liabilities that may be incurred for violations of the law, including fines. CNA’s decisions may only be challenged through indirect appeal (amparo indirecto).

Moreover, if the CNA determines that a specific service or product is an essential facility, it has the ability to regulate access conditions, prices, tariffs or technical conditions for or in connection with the specific service or product. The CNA has previously determined that certain elements of the infrastructure at Mexico City International Airport may be considered essential facilities. Should the CNA determine that all or part of the services we render in our Mexican airports are considered an essential facility, we may be required to implement significant changes to the way we currently do our business, which could have a material adverse impact on our results of operations.

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

Further, on November 13, 2023, the Mexican government published a decree amending the Mexican Federal Duties Law. As a result of such amendment, the concession fee that concession holders must pay for the use of federal airports was increased from 5.0% to 9.0% of their gross annual regulated revenues derived from such use. The amendment became effective on January 1, 2024. ASUR is currently evaluating the impact that the concession fee increase may have on its business, results of operations and financial condition.

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

As part of the constitutional mandate of the reform, several secondary laws have also been enacted, including the Judicial Branch Law (Ley Orgánica del Poder Judicial), Judicial Services Law (Ley de Carrera Judicial), and General Administrative Responsibilities Law (Ley General de Responsabilidades Administrativas). These laws aim to operationalize constitutional changes and set the framework for judicial elections, career progression, and accountability mechanisms. Additionally, 16 states have enacted local constitutional reforms mirroring the federal amendments.

The Judicial Reform also introduced the popular election of Supreme Court justices, representing a fundamental departure from the prior appointment-based system. As a result of the Judicial Reform, eight of the eleven sitting justices announced their resignations, effective August 31, 2025. The reform further mandates the complete replacement of all local and federal judges through popular votes. The first election took place on June 1, 2025, in which Mexican citizens voted directly for all nine justices currently comprising the Supreme Court, as well as for 50% of all other federal and local judicial positions subject to replacement. The remaining 50% of such positions will be filled in the summer of 2027. The extent to which the new composition and election mechanism of the Supreme Court may affect the interpretation or enforcement of laws and regulations applicable to our business, including our concession agreements, cannot be predicted at this time.

Following the June 2025 elections, the new composition of the Supreme Court took office on September 1, 2025. In addition to replacing its justices, the Judicial Reform modified the structure and operation of the Supreme Court, including a reduction in the number of justices from eleven to nine and the elimination of its chambers. Accordingly, on September 4, 2025, the Supreme Court issued internal operating rules and case management procedures governing its sessions, the preparation and listing of matters with draft resolutions, and the receipt, registration and assignment of cases within its jurisdiction. These instruments regulate the internal functioning of the Supreme Court, including the procedures governing its sessions, the preparation and listing of matters accompanied by draft resolutions, and the receipt, registration and assignment of cases within its jurisdiction, among other procedural and administrative aspects.

On December 20, 2024, a set of constitutional reforms was enacted to dissolve several autonomous constitutional entities, namely the National Institute for Transparency, Access to Information, and Personal Data Protection (Instituto Nacional de Transparencia, Acceso a la Información y Protección de Datos Personales) (“INAI”), the National Council for the Evaluation of Social Development Policy (Consejo Nacional de Evaluación de la Política de Desarrollo Social) (“Coneval”), the Federal Economics Competition Commission (“COFECE”), the Federal Telecommunications Institute (Instituto Federal de Telecomunicaciones) (“IFT”), the National Commission for the Continuous Improvement of Education (Comisión Nacional para la Mejora Continua de la Educación) (“MEJORADU”), and the Energy Regulatory Commission (Comisión Reguladora de Energía) (“CRE”). Pursuant to the reforms, these entities will transfer their functions to government ministries controlled by the executive branch. Changes to long-standing Mexican government policies could affect the resilience of the Mexican economy in the event of a global economic downturn.

Under such reform, the functions previously performed by COFECE were transferred to the CNA, a new entity within the Ministry of Economy, with its own legal standing and assets (i.e., a decentralized public entity). Meanwhile, the functions of the IFT, except for those that it currently holds as an antitrust enforcer (which were transferred to the CNA), will be transferred to the Digital Transformation and Telecommunications Agency, (Agencia de Transformación Digital y Telecomunicaciones) whose creation was proposed and approved in November 2024.

One of the most relevant constitutional reforms in the antitrust field was the creation of the CNA, which means that the responsibility for the enforcement of free competition laws across all sectors and the implementation and enforcement of asymmetric regulation in the telecommunications and broadcasting sectors, now vests upon the CNA, a decentralized public entity within the Ministry of Economy. These constitutional reforms came into effect within 180 days following the enactment of the secondary legislation, namely, the amendments to the LFCE, which were enacted on July 16, 2025. In addition to creating the CNA and establishing its structure and powers, the amendments to the LFCE introduced lower monetary thresholds for merger control, increased fines for substantive infringements (e.g., cartels, abuse of dominance, and unlawful mergers), and higher fines for procedural infringements.

In February 2026, President Sheinbaum introduced a constitutional reform proposal contemplating several changes to Mexico’s electoral system, including modifications to the composition of Congress, adjustments to public financing for political parties and changes to certain electoral mechanisms. On March 11, 2026, the Mexican Chamber of Deputies rejected the proposal, as it failed to obtain the qualified majority required for constitutional amendments. The federal government has indicated that it may pursue alternative legislative proposals or additional modifications in electoral matters.

On March 25, 2026, following the rejection of the original electoral reform due to the lack of a qualified majority, the senate approved a modified version of the initiative referred to as “Plan B”, primarily aimed at reducing costs and privileges within electoral and legislative bodies. However, it excludes substantive elements of the initial proposal, particularly amendments to the recall of election (revocación de mandato), which remains in force under its current constitutional framework. The reform is therefore substantially unchanged from the original proposal, except for adjustments related to the recall election mechanism. As of the date of this report, we cannot confirm whether these changes will negatively impact our operations.

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

During the months of November and December of 2023, the SICT assigned 11 airport concessions for an indefinite term to a newly created state-owned company called Grupo Aeroportuario, Ferroviario, de Servicios Auxiliares y Conexos, Olmeca-Maya-Mexica, S.A. de C.V. (“GAFSACOMM”), which is operated by the Mexican Ministry of Defense (Secretaría de la Defensa Nacional) (“SEDENA”). Such assignments include the rights to manage, operate, use and build airports in the states of Veracruz and Quintana Roo. On April 30, 2024, the SICT assigned GAFSACCOM a concession for the rights to manage, operate, use and build the International Airport of the North located in the state of Nuevo Leon. As of the date of this report, GAFSACOMM operates 12 airports across Mexico under the commercial brand “Grupo Mundo Maya”; the Tulum International Airport, the Puebla International Airport, the International Airport of the North (Nuevo León), the Palenque International Airport, the Chetumal International Airport, the Campeche International Airport, the Ciudad Victoria International Airport, the Nogales International Airport, the Nuevo Laredo International Airport, the Uruapan International Airport, the Tamuín National Airport and the Ixtepec National Airport. Mexico’s military also oversees the Felipe Ángeles International Airport and Mexico City’s airport. ASUR continues to evaluate the impact that the establishment and expansion of GAFSACOMM may have on its business, results of operation and financial condition.

In addition, in certain circumstances, the Mexican government can grant concessions without conducting a public bidding process. Furthermore, the CNA has the power, under certain circumstances, to reject awards of concessions granted by the government and/or object to the participation of certain bidders in bidding process. Please see “Item 4. Information on the Company—Mexican Regulatory Framework—Grants of New Concessions” below. Grants of new concessions could adversely affect our business, results of operations, prospects and financial condition.

We provide a public service regulated by the Mexican government and our flexibility in managing our aeronautical activities is limited by the regulatory environment in which we operate.

Our aeronautical fees charged to airlines and passengers are, like most airports in other countries, regulated. In 2023, 2024, and 2025, 59.1%, 60.1%, and 51.2% respectively, of our total revenues were earned from aeronautical services at our Mexican airports, which were subject to price regulation under our maximum rates in Mexico. In 2025, 52.1%of our total revenues were earned from aeronautical services at all of our airports. These Mexican maximum rate regulations may limit our flexibility in operating our aeronautical activities, which could have a material adverse effect on our business, results of operations, prospects and financial condition. For a description of the latest amendment to the Mexican tariff base regulation effective as of October 2023, see “Item 3. Key Information—Risk Factors— Risks Related to the Regulation of Our Business— The price regulatory system applicable to our Mexican airports imposes maximum rates for each airport—The price regulatory system does not guarantee that our consolidated results of operations, or that the results of operations of any Mexican airport, will be profitable.” In addition, several of the regulations applicable to our operations that affect our profitability are authorized (as in the case of our master development programs in Mexico) or established (as in the case of our maximum rates in Mexico) by the Ministry of Infrastructure, Communications and Transportation for five-year terms. Except under limited circumstances, we generally do not have the ability unilaterally to change our obligations (such as the investment obligations under our Mexican master development programs or the obligation under Mexican concessions to provide a public service) or increase our maximum rates applicable under those regulations should our passenger traffic or other assumptions on which the regulations were based change during the applicable term. In addition, there can be no assurance that this price regulation system will not be amended in a manner that would cause additional sources of our revenues to be regulated.

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

Historically, we have set the prices we charge for regulated services at each Mexican airport as close as possible to the prices we are allowed to charge under the maximum rate for that airport. We expect to continue to pursue this pricing strategy in the future. For example, in 2025, our revenues subject to maximum rate regulation represented 99.3% of the amount we were entitled to earn under the maximum rates for all of our Mexican airports. There can be no assurance that we will be able to establish prices in the future that allow us to collect virtually all of the revenue we are entitled to earn from services subject to price regulation.

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

We aim to charge prices that are as close as possible to our maximum chargeable rates, and we are entitled to adjust our specific prices only once every six months (or earlier upon a cumulative increase of 5.0% in the Mexican producer price index (excluding petroleum)). However, we generally collect passenger charges from airlines 30 to 115 days following the date of each flight. Such tariffs for the services that we provide to international flights or international passengers in our Mexican airports are generally denominated in U.S. dollars but are paid in Mexican pesos based on the average exchange rate for the month prior to each flight. Accordingly, depreciation of the peso, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports, which could lead to the imposition of fines and the termination of one or more of our concessions. From December 31, 2024 to December 31, 2025, the peso appreciated by 13.8%, from Ps. 20.86 per U.S.$1.00 on December 31, 2024, to Ps. 18.01 per U.S.$1.00 on December 31, 2025, and experienced intra-year volatility. In the event that any one of our Mexican concessions is terminated, our other concessions may also be terminated.

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

Although we are entitled to request additional adjustments to the regulated tariffs, any modification or amendment is subject to the approval of Aerocivil. If our request is not submitted in a timely manner, or if the adjustment is not approved by Aerocivil, our business, financial condition and results of operations may be adversely affected. For additional information, see “Item 4—Business Overview—Our Colombian Airports—Aeronautical Revenues.”

Our Colombian concessions may be terminated under various circumstances, some of which are beyond our control, and such termination could have a material adverse effect on our business and results of operations.

In the event of noncompliance with the terms of the Colombian concession agreement, the National Infrastructure Agency (Agencia Nacional de Infraestructura or “ANI”) may rescind the agreement and assess a penalty, the amount of which varies depending on the stage of the concession. Airplan was subject to a maximum penalty of U.S.$20 million during the adaptation and modernization stage of the Colombian concession. Airplan completed the adaptation and modernization stage on March 6, 2020 and is currently in the maintenance stage which it expects to end in April 2032. During the maintenance stage of the concession, this maximum penalty may be reduced by 30.0%, 50.0% or 70.0%, depending on when the breach occurs.

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

The United States is Mexico’s primary trading partner, and receives over 80 percent of Mexico’s total exports. Weakened trading ties between Mexico and the United States could hurt industrial growth in the Mexican economy. If the USMCA is terminated or otherwise modified, such termination or modification could materially impact Mexico’s aviation sector. The imposition of tariffs on imported goods, any changes in policies, including policies relating to restrictions in investments in the oil and electricity sectors in Mexico, or other related events affecting U.S. trade policy with respect to Mexico, could have a negative impact on the Mexican economy and foreign direct investment in Mexico. See “The assumption of Donald J. Trump as President of the United States may create uncertainty for relations between Mexico and the United States, and could have a material adverse effect on our business, financial condition and results of operations.” While it is difficult to predict their scope and effect, such changes could have a material adverse effect on our business, financial condition, results of operations, cash flows, prospects and/or the market price of our ADSs. We cannot assure you that events in other emerging market countries, in the United States or elsewhere will not materially and adversely affect our business, financial condition or results of operations.

The assumption of Donald J. Trump as President of the United States may create uncertainty for relations between Mexico and the United States, and could have a material adverse effect on our business, financial condition and results of operations.

On November 5, 2024, Donald J. Trump was elected as 47th president of the United States. Upon taking office, President Trump indicated his intent to alter the U.S. approach to international trade policy and in some cases to renegotiate, or potentially terminate, certain existing bilateral or multi-lateral trade agreements and treaties with foreign countries and has made proposals and taken actions related thereto. In April 2025, the United States imposed a series of tariffs on various trading partners, including so-called reciprocal tariffs on all countries other than Canada and Mexico, tariffs on Mexican and Canadian goods that do not satisfy the U.S.-Mexico Canada Agreement (USMCA), higher tariffs on China, and still higher tariffs on other products, including steel, aluminum, copper and automobiles. Since their introduction, these measures have been modified through negotiations, exclusions, retaliatory actions, and administrative and legal developments, including proceedings before the U.S. Court of International Trade. While certain tariffs have been adjusted, the overall U.S. tariff regime remains significantly more restrictive than prior to April 2025. Estimates indicate that the average U.S. tariff rate increased from approximately 2.3% in February 2025 to approximately 9-10% by the end of 2025 and has remained elevated, with some variability, into early 2026. Litigation challenging aspects of these measures is ongoing and could result in further changes, including through potential review by the Supreme Court of the United States.

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

Further, President Trump has increased the enforcement efforts in connection with immigration policy. These increased enforcement efforts have materialized, among others, in mass deportations, raids, the suspension of certain humanitarian assistance programs and increased costs and conditions for certain visa applications. New federal immigration legislation could make it more difficult for Mexican citizens to travel between Mexico and the United States. In addition, new immigration legislation could lead to uncertain economic conditions in Mexico that may affect leisure travel, including travel to and from Mexico. Such restrictions could have a material adverse effect on passenger traffic results at our Mexican airports. Any attempt by President Trump to implement changes to United States-Mexico policy, including actions to withdraw from or materially modify USMCA and to implement immigration reform, could have a material adverse effect on our business, financial condition or results of operations. We cannot assure you to what extent a potential change in the U.S. administration for the four-year period from 2025 to 2029 will affect the country’s economy and on our business, results of operations or financial condition.

Appreciation, depreciation or fluctuation of the peso relative to the U.S. dollar could adversely affect our results of operations and financial condition.

In 2025, the peso appreciated by approximately 13.8% against the U.S. dollar. Any continued significant appreciation of the peso could impact our aggregate passenger volume by increasing the cost of travel in Mexico for international passengers. On the other hand, if a depreciation were to resume, it could (notwithstanding other factors) lead to a decrease in Mexican domestic passenger traffic that may not be offset by any increase in international passenger traffic. Depreciation of the peso could impact our aggregate passenger traffic volume by increasing the cost of travel for Mexican domestic passengers, which may adversely affect our results of operations. In addition, there can be no assurance that any depreciation of the peso in the future will result in an increase to international passenger traffic.

In addition, depreciation of the peso against the U.S. dollar may adversely affect the dollar value of an investment in the ADSs and the Series B shares, as well as the dollar value of any dividend or other distributions that we may make.

Although we currently intend to fund the investments required by our business strategy through cash flow from operations and from peso-denominated borrowings and as of December 31, 2025, our Mexican airports did not have dollar-denominated liabilities, we may incur dollar-denominated debt to finance all or a portion of these investments. A devaluation of the peso would increase the debt service cost of any dollar-denominated indebtedness that we may incur and result in foreign exchange losses.

Severe devaluation or depreciation of the peso, or government imposition of exchange controls, may also result in the disruption of the international foreign exchange markets and may limit our ability to transfer or to convert pesos into U.S. dollars and other currencies.

Economic developments in Mexico may adversely affect our business and results of operations.

Although a substantial portion of our revenues is derived from foreign tourism, Mexican domestic passengers in recent years have represented approximately half of the passenger traffic volume in our Mexican airports. In addition, a significant amount of our assets are located, and a significant segment of our operations are conducted, in Mexico. As a result, our business, financial condition and results of operations could be adversely affected by the general condition of the Mexican economy, by a devaluation of the peso, by inflation and high interest rates in Mexico, or by political developments in Mexico.

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

In 2023, Mexican GDP increased by 3.1% and inflation decreased to 4.7%. In 2024, Mexican GDP increased by 1.3% and inflation decreased to 4.2%. In 2025, Mexican GDP increased by 0.7% and inflation decreased to 3.7%. In 2021 and 2022 the outbreak of COVID-19 adversely affected the economy and financial markets of Mexico and its trading partners. While currently COVID-19 is no longer materially adversely affecting Mexico’s economy, the extent to which any future disease, pandemic or epidemic outbreak may impact the Mexican economy is uncertain, as is the extent of further Mexican economic recovery, if any.

If the Mexican economy does not continue to recover, if inflation or interest rates increase significantly or if the Mexican economy is otherwise adversely impacted, our business, financial condition or results of operations could be materially and adversely affected.

Political developments in Mexico could adversely affect our operations.

Our financial condition and results of operations may be adversely affected by changes in Mexico’s political climate to the extent that such changes affect the nation’s economic policies, growth, stability, outlook or regulatory environment.

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

In 2019, the Mexican government started construction of a railway known as the Mayan Train (Tren Maya), designed to link Mayan archaeological and tourist sites across five southeastern states — Campeche, Chiapas, Quintana Roo, Tabasco and Yucatan. The project, which connects Palenque with Cancún, had an estimated cost of U.S.$7.4 billion. Although a series of protests and legal challenges delayed its completion, a section of the project started operations on December 16, 2023, and full operations began on December 15, 2024. The remaining infrastructure, including cargo services, is expected to be completed by December 2026. We cannot assure you that the operation of the Mayan Train will not adversely impact passenger traffic at our Mexican airports.

On June 2, 2024, presidential and federal elections were held in Mexico, resulting in Claudia Sheinbaum, the former mayor of Mexico City, being elected as the first female president in Mexico. Ms. Sheinbaum succeeded Andres Manuel López Obrador, ultimately securing the nomination of Sigamos Haciendo Historia, the ruling coalition formed by the political parties Movimiento de Regeneración Nacional, (“Morena”), Partido del Trabajo (“PT”), and the Partido Verde Ecologísta de México for the 2024 Mexican federal election. Ms. Sheinbaum took office on October 1, 2024.

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

In recent periods, security incidents and government enforcement actions against organized crime groups in Mexico have been followed by episodes of violence, vandalism and travel disruption. For example, in early 2026, incidents were widely reported across the country, particularly in the state of Jalisco, including in Guadalajara and Puerto Vallarta, and may adversely affect traveler perception and demand if sustained or repeated. Any escalation or persistence of violence in regions where we operate could reduce domestic and international passenger traffic, disrupt airline operations, and adversely affect our results of operations, financial condition and prospects.

While the impact of insecurity may vary by region and can be mitigated through internal prevention and control measures, we cannot guarantee how this situation will evolve, whether it will remain localized or spread to other areas of the country, or what potential adverse effects it may have on the national economy and, consequently, on our operations, results, and financial condition.

On December 8, 2021, the U.S. State Department issued a Level 3 travel advisory to reconsider travel to Mexico due to COVID-19, and recommended exercising increased caution in Mexico due to crime and kidnapping, as some areas have increased risk. Historically, the regions in which we operate have not experienced the violence experienced in other parts of Mexico and none of the Mexican states in which we operate were cited as “do not travel to” or “reconsider travel to” zones in the December 8, 2021 travel advisory. However, we cannot guarantee that violence will not increase in, or that the U.S. State Department will not issue travel advisories for, the Mexican states in which we operate. On January 23, 2023, the United States Department of State issued a press release warning U.S. citizens of certain violent outbreaks between Uber drivers and local taxi unions in Quintana Roo, which often resulted in U.S. citizens being injured. Further, on March 13, 2023, the United States Department of State issued a press release advising U.S. citizens to exercise increased caution in certain touristic areas such as Cancun, Playa Del Carmen, and Tulum. Such advisory was repeated both in a travel advisory issued on September 6, 2024 and in a press release issued by the United States Department of on the same date. In its most recent advisory, issued on August 12, 2025, U.S. citizens were urged not to travel to states such as Colima, Guerrero, Michoacán, Sinaloa, Tamaulipas, and Zacatecas. It also recommended postponing non-essential travel to cities, states, and other regions including Baja California, Chiapas, Chihuahua, Guanajuato, Jalisco, Morelos, and Sonora.

Risks Related to Colombia

Our operations in Colombia may be adversely affected by geopolitical tensions between Colombia and the United States.

Since his inauguration as President of the United States on January 20, 2025, Donald Trump has pursued various international and domestic policy objectives by imposing or threatening to impose tariffs on imports from other countries, including Colombia, alongside stricter immigration policies. For a detailed description of the risks associated with the assumption of Donald J. Trump as president of the United States, see “Item 3. Key Information—Risk Factors—Risks Related to Our Operations.”

On October 24, 2025, the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) designated Colombian President Gustavo Petro, his spouse, his son and an alleged close associate, under Executive Order 14059, which imposes asset-blocking sanctions on foreign persons involved in the global illicit drug trade. While we do not envision such designation to have a direct material adverse effect on our business, financial condition, or results of operations in Colombia, growing diplomatic tensions between the Colombian and U.S. administrations may affect the economic environment in Colombia and the United States, and consequently, may contribute to economic uncertainty.

On February 3, 2026, President Gustavo Petro met with President Donald Trump at the White House to ease ongoing diplomatic tensions between Colombia and the United States. The parties expressed willingness to maintain bilateral cooperation, particularly in counternarcotics and regional security; however, no substantive agreements were reached, and material policy differences persisted. Subsequently, in March 2026, U.S. authorities initiated investigations into alleged links between individuals associated with Petro’s political circle and drug trafficking financing. These developments have renewed bilateral tensions and may adversely affect the stability and trajectory of relations between the U.S. and Colombia. Such conditions may adversely affect our business and results of operations. For a detailed description of the risks associated with the relationships between Colombia and the United States, see “Item 3. Key Information—Risk Factors—Risks Related to Our Operations.”

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

The Colombian Peso (“COP”) has appreciated by over 14.8% against the U.S. dollar during the twelve-month period ended December 31, 2025. A depreciation of the COP could affect the Company’s business in the following ways: (i) international passengers and international flights pay tariffs reported in U.S. dollars; while these tariffs are generally collected in COP, any depreciation of the COP has a positive impact on the Company’s results from operations, which are reported in COP; (ii) as the Company has cash balances denominated in U.S. dollars; a depreciation in the Mexican peso would result in higher cash balances when converted to COP, thus causing foreign exchange gains; and (iii) the Company has financial liabilities denominated in U.S. dollars; a depreciation in the COP results in higher debt balances when converted to COP, thus causing foreign exchange losses.

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

In May 2023 the Colombian Congress approved the National Development Plan which regulates, among other things, territorial planning around watercourses, human safety, access to food, and climate change for the years 2024 through 2026. The National Development Plan has established the need to reform several airports to enhance tourism in certain regions. One of the projects is an extension of José María Córdova Airport in Rionegro. As of the date of this report, it is unclear how the new National Development Plan could affect the Colombian economy or our business. In connection with the foregoing, on March 26, 2026, Airplan amended the concession agreement, introducing a series of changes regarding capacity expansion and service-level improvement works to address unexpected demand. See “Item 4. Information on the Company – Colombian Regulatory Framework – Scope of Colombian Concession and General Obligations.” The scope and timing of any further expansion at José María Córdova Airport beyond the works incorporated under this amendment remain uncertain. Any additional reforms performed under our concession agreement would require our consent.

Furthermore, the Colombian Government introduced a new tax reform bill to the Congress in September 2024. However, the new tax reform bill was rejected in December 2024. The bill proposed several changes, such as: (i) increasing the equity tax rates up to 2%, (ii) reducing the equity tax threshold, (iii) including Colombian entities as taxpayers (but only in respect of their non-productive fixed assets), (iv) increasing long-term capital gains tax rate from 15% to 20%, (v) increasing individuals’ maximum income tax rate from 39% to 41%, (vi) increasing the minimum corporate income tax rate from 15% to 20% and (vi) increasing of national carbon tax.

In 2025, the Colombian Government issued Decree 0175, which declared a state of economic emergency in the Catatumbo region, which temporarily amended certain articles of the Colombian Tax Code, increasing the general stamp tax rate from 0% to 1%. Additionally, the decree created a special tax on the sale of oil and extended VAT to online gambling.

Also in 2025, the Colombian Government issued Decree 1474 which enacted temporary tax measures aimed at addressing the state of economic emergency declared by the Government in December of that year. Decree 1474 created several temporary measures, such as: (i) an increase in the maximum wealth taxrate to 5%, (ii) a 15% income tax surcharge for financial institutions, (iii) non-deductibility of royalties owed from the exploitation of non-renewable natural resources, and (iv) certain tax amnesties, among other things. Notwithstanding the above, Decree 1474 was suspended by the Constitutional Court while the Company was conducting its constitutional assessment. On February 11, 2026, the federal government issued Decree 150 of 2026, declaring a new state of economic, social and ecological emergency. Under this decree, a temporary wealth tax for the 2026 fiscal year applicable to Colombian legal entities and assimilated entities with a net equity of over US$2,600,000 as of March 1, 2026 was introduced. The tax applies at a general rate of 0.5% (increased to 1.6% rate for certain financial and extractive industries).

On March 12, 2026, the National Government issued Decree 240 of 2026 which introduced: (i) consumption tax to online gambling, (ii) tax amnesties, transitory reduction to penalties and delay interests, and (iii) an expansion of the wealth tax regime to include permanent establishments and Colombian branches of foreign entities.

We cannot predict whether the Colombian Government will present a new tax reform bill during fiscal year 2026.

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

On November 4, 2022, the Colombian Congress approved Law 418 and Law 2272 establishing the “Paz Total” program, pursuant to which the government will establish political dialogues with armed groups in different regions of the country, in furtherance of achieving peace.

On December 31, 2022, President Petro announced a bilateral ceasefire, starting on January 1, 2023 until June 30, 2023, which would open a round of dialogue between the government and ELN, Segunda Marquetalia, Estado Mayor Central, Autodefensas Gaitanistas de Colombia (AGC) and the Sierra Nevada armed group. The second round of the dialogue between the Colombian Government and the ELN ended in March 2023, which was followed by two subsequent rounds in June and August, 2023. Despite the referred negotiation efforts, parties have failed to achieve a full ceasefire and hostilities remained during 2023 and continue as of the date of this report. In February 2025, peace negotiations between the Colombian Government and the ELN faced a significant setback following a series of violent attacks in the Catatumbo region. These escalations included attacks on civilians and social leaders, as well as kidnapping for financial purposes leading to the suspension of the ceasefire and peace talks that have been initiated by President Petro. The government suspended the talks and resumed military actions, emphasizing the ELN’s lack of commitment to peace.

On February 15, 2026, Petro announced his acceptance of a proposal from the ELN to create an independent commission to investigate the rebel group’s alleged involvement in drug trafficking. The proposed body would function as an independent, scientifically grounded entity, with its findings potentially conveyed to the United Nations. As of the date of this report, there is no public confirmation that the commission has been formally established, and peace negotiations between the Colombian government and the ELN remain uncertain and subject to periodic disruptions.

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

Overall, during 2025, peace negotiations between the Colombian government and several armed groups continued amid periodic crises, deteriorating public security conditions, and the consolidation of armed actors in various regions of the country in the lead-up to an electoral cycle. The surge in violence throughout 2025 contributed to growing public skepticism regarding the peace process pursued under Petro’s “Total Peace” policy. The government has maintained its commitment to sustaining negotiations and dialogue mechanisms with multiple armed groups, despite the absence of fully defined legal frameworks governing such processes. As part of these efforts, the government has announced and, in some cases formally established, Temporary Location Zones (Zonas de Ubicación Temporal, or ZUT)—designated areas where members of certain armed groups may temporarily concentrate while participating in negotiations or dialogue processes with the State.

In December 2025, the government formally established three ZUT as part of a dialogue process with the Clan del Golfo (Autodefensas Gaitanistas de Colombia – AGC), located in rural areas of Unguía and Belén de Bajirá (Chocó) and Tierralta (Córdoba), with an authorized duration through December 31, 2026, two with the “Coordinadora Nacional Ejército Bolivariano”, one with “Comuneros del Sur” and one with the “Frente 33 de las disidencias del Estado Mayor de Bloques”. Despite these initiatives, effective incentives for armed groups to suspend their criminal activities remain limited, while their operational capacities have continued to expand in terms of personnel, financial resources, and weaponry.

In addition, Colombia has recently experienced substantial migration from Venezuela, leading to strained commercial and diplomatic relations. While air transport between Colombia and Venezuela had slowed in part due to political and economic instability in Venezuela (including flight suspensions in May 2025 and November 2025, when Venezuelan authorities revoked operating permits for several airlines, including Avianca and LATAM), a shift occurred on January 2026, when a U.S. military operation culminated in the capture of Nicolás Maduro, and Vice President Delcy Rodrígues assumed the role of interim president. As a consequence, several airlines have resumed or commenced operating commercial flights between both countries. Avianca reactivated its Bogotá–Caracas route on February 12, 2026; LATAM resumed the same route on February 23, 2026; and Wingo also reactivated its Medellín–Caracas route on March 1, 2026.

With respect to the regulatory environment, in June 2024, the pension system reform bill introduced by President Petro was approved by the Colombian Congress. The new pension system has four pillars: the “solidarity pillar” provides a monthly allowance to individuals over 80 years old without access to a pension; the “semi-contribution pillar” provides a monthly allowance to individuals who have contributed for at least 300 up to 900 weeks to the various pension funds, as applicable; the “contribution pillar” provides allowances to men over 62 years old who contributed for at least 1,300 weeks and women over 57 years old who contributed for at least 1,000 weeks; and the “complementary savings pillar” provides an additional monthly allowance to individuals in proportion to their overall contributions. The Constitutional Court is currently reviewing the pension system reform bill to determine whether there were procedural flaws in its approval. The decision is set to be finalized in 2026.

On March 6, 2025, the Chamber of Representatives of the Colombian Congress approved President Petro’s healthcare reform bill. Anticipating a possible rejection during the legislative process, the government announced its intention to hold a public consultation, a referendum through which Colombian citizens vote directly on matters of public interest, to seek approval for the reform. The Senate rejected this initiative in May 2025. The President then attempted to invoke the public consultation by decree. This was challenged before the Council of State, Colombia’s highest administrative court. The Court ruled that, under the Political Constitution and statutory law, prior Senate authorization is required for such a process to be valid.

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

As of February 2026, Colombia’s major labor reform, which was formally passed by both chambers of Congress through Law 2466 and signed into law by the President in June 2025, is now in force. Many of its provisions are already being implemented, including changes to night work definitions, increased Sunday and holiday surcharges, and broader labor protections. The government continues to issue regulatory decrees to support the reform’s rollout, and the Ministry of Labor is actively working to help businesses comply as the reform is phased in over time.

In its February 2026 monetary policy meeting, the Central Bank’s Board of Directors voted by majority to raise the benchmark interest rate by 100 basis points, from 9.25% to 10.25%, a significant tightening of monetary policy. This decision became effective on February 2, 2026. The decision was driven by persistent inflation, rising core inflation, higher inflation expectations, risks from fiscal imbalances and strong domestic demand and a 23% increase in the federal monthly minimum wage from 2025 to 2026. The move signals the Board’s commitment to bringing inflation back to its 3% target. The vote was not unanimous: four members supported the increase, two favored a rate cut, and one preferred no change.

On February 13, 2026, the Council of State provisionally suspended the government’s decree establishing a 23% increase in the monthly minimum wage for 2026 as a precautionary measure while the court reviews the decree’s legality under applicable statutory and constitutional standards. The court ordered the Executive Branch to issue a new, technically and legally justified temporary decree within eight days, setting a minimum wage figure consistent with the criteria established under the law.

In response, the government issued a temporary decree (Decree 0159 of 2026) establishing a provisional minimum wage while the judicial review continues. The transitional decree maintains the same nominal minimum wage, a 23% increase compared with 2025, until the Council of State issues a final ruling on the legality of the original decree. The suspension does not constitute a final judgment on the legality of the wage increase. Amounts already paid under the previously established wage level remain valid, and the provisional wage established by the new decree will remain in effect until the court renders a final decision.

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

We will be classified as a passive foreign investment company (a “PFIC”) in any taxable year in which, after taking into account our income and gross assets (and the income and assets of our subsidiaries pursuant to applicable “look-through rules”) either (i) 75% or more of our gross income for the taxable year consists of certain types of “passive income” or (ii) 50% or more of the average quarterly value of our assets is attributable to “passive assets” (assets that produce or are held for the production of passive income). We believe that we were not a PFIC for U.S. federal income tax purposes in 2024 or 2025 and do not expect to be a PFIC in the current year or the reasonably foreseeable future. PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets. Because our belief is based in part on the expected market value of our equity, a decrease in the trading price of our common stock and ADSs may result in our becoming a PFIC.

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

The agreement was amended in 2012 to provide for quarterly payments of the fee. Until December 31, 2024, the technical assistance fee was equal to the greater of U.S.$2.0 million, adjusted for United States inflation, or 5.0% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with financial reporting standards applicable in Mexico and calculated prior to deducting the technical assistance fee under this agreement). Effective as of January 1, 2024, the 5.0% rate was reduced to 2.5%. In 2025, the fixed amount was U.S.$ 3.9 million. We believe that this structure creates an incentive for ITA to increase our annual consolidated earnings before net comprehensive financing cost, income and asset taxes and depreciation and amortization. ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement. In 2023, 2024 and 2025, the technical assistance costs were Ps. 715.5 million, Ps. 400.8 million and Ps. 400.9 million, respectively, greater than the fixed costs of Ps. 62.4 million, Ps. 79.3 million and Ps. 70.3 million, respectively, for the same periods.

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

Investment in LMM Airport

On July 11, 2012, Aerostar, a joint venture between Aeropuerto de Cancún and Oaktree Capital, submitted a successful bid for a concession to operate the LMM Airport. On February 27, 2013, the transaction was completed and Aerostar began operating the LMM Airport. On May 26, 2017, we acquired an additional 10% membership interest in Aerostar, pursuant to a Membership Interest Purchase Agreement, giving us a majority stake in the joint venture. In addition, Oaktree Capital sold its remaining 40.0% interest in Aerostar to PSP Investments, through its wholly-owned subsidiary AviAlliance, pursuant to a separate Membership Interest Purchase Agreement. Aeropuerto de Cancún owns 60.0% of Aerostar’s outstanding membership interests, which it has pledged on a non-recourse basis to secure up to U.S.$410.0 million of indebtedness incurred by Aerostar to pay the upfront leasehold fee, fund capital expenditures and for working capital purposes. As member of Aerostar, Aeropuerto de Cancún is entitled to distributions. However, pursuant to the terms of Aerostar’s debt, distributions are permitted only when Aerostar is in compliance with certain conditions. On October 10, 2025, Aerostar paid dividends to Aeropuerto de Cancún for an amount equal to Ps. 321.6 million, and returned capital contributions for an amount equal to Ps. 228.5 million.

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

We purchased an initial 92.42% interest in Airplan for approximately U.S.$201.6 million, subject to pricing adjustments. Financing for that acquisition has since been refinanced through a series of loans as described below.

We obtained loans through Aeropuerto de Cancún with BBVA and Banco Santander for Ps. 2,000.0 million each. The Company guaranteed Aeropuerto de Cancún’s obligations under these loans. While these loans were outstanding, we and our subsidiaries were subject to certain restrictions, including a prohibition on creating liens on our property, making fundamental changes to our corporate structure, or selling assets exceeding 10.0% of our consolidated total assets. We were also required to maintain a consolidated leverage ratio of no more than 3.50:1.00 and a consolidated interest coverage ratio of at least 3.00:1.00 as of the last day of each fiscal quarter. As of December 31, 2023, 2024, and 2025, our consolidated leverage ratio under this agreement was 1.40:0.70 in each period. Failure to comply with these covenants would have restricted our ability to pay dividends.

The BBVA loan was repaid in October 2021 and replaced with a seven-year loan of Ps. 2,000.0 million maturing in October 2028, at a TIIE rate plus an applicable margin. In June 2024, this loan was amended to extend the maturity date to July 11, 2029, with a 28-day TIIE rate plus a margin of 1.35 points. During 2023, we repaid Ps. 150.0 million of this loan in three equal installments.

The Santander loan was repaid in September 2021 and replaced with a three-year loan of Ps. 2,650.0 million at a 28-day TIIE rate plus 150 basis points. In November 2022, we prepaid Ps. 650.0 million, reducing the balance to Ps. 2,000.0 million. During 2023, we repaid Ps. 1,325.0 million in two equal installments, leaving a balance of Ps. 675.0 million. On March 26, 2024, the Company amended its debt with Santander to extend the maturity date through September 26, 2025, the date on which the loan was repaid in full. On September 26, 2025, the Company entered into a simple revolving credit line agreement with Banco Santander in the amount of Ps. 675.0 million, with principal repayment due at maturity on September 26, 2027, subject to a one-day TIIEF rate plus 150 basis points.

Acquisition of URW Airports, LLC

On July 30, 2025, our subsidiary ASUR US Commercial Airports, LLC, entered into a purchase agreement with Unibail-Rodamco-Westfield’s wholly-owned subsidiary Westfield Development, Inc. to acquire all of the issued and outstanding equity interest of URW Airports, LLC for an enterprise value of US$295 million. The acquired business manages select commercial programs at several U.S. airports, including Terminals 1, 2, 3, 6, Tom Bradley International Terminal and Tom Bradley International Terminal West at LAX, Terminal 5 at ORD, and Terminal 8 and New Terminal One at JFK. The transaction closed on December 11, 2025. We funded the transaction with cash on hand and a secured financing from JPMorgan Chase Bank, N.A. to maintain liquidity. See “Business Overview—U.S. Mainland Airports” for additional description of the acquired businesses.

Acquisition of Companhia de Participações em Concessões (CPC Aeroportos)

On November 18, 2025, Aeropuerto de Cancún entered into a purchase agreement with Motiva Infraestrutura de Mobilidade S.A. to acquire up to 100% of the shares representing the capital stock of Companhia de Participações em Concessões (CPC Aeroportos), for approximately US$936 million. CPC Aeroportos is an operator of 20 airports in Latin America, including 17 in Brazil, one in Costa Rica, one in Ecuador and one in Curaçao, and is a wholly-owned subsidiary of Motiva de Infraestructura de Mobilidade, S.A. This transaction is expected to expand our international network, increase passenger traffic, and increase its exposure to other regions by adding four new markets in Latin America and the Caribbean, including Brazil, currently the largest aviation market in Latin America in terms of passenger traffic. The closing of the transaction, which is expected to occur during the second quarter of 2026, is subject to customary conditions precedent, including various regulatory approvals related to airport infrastructure and economic competition in Brazil. We expect to secure financing from JPMorgan Chase Bank, N.A. to fund the transaction, in addition to cash on hand.

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

Committed Investments

	Committed Investments
	Year ended December 31,
Airport	2024	2025	2026	2027	2028	Totals

	(millions of constant Mexican pesos as of December 31, 2025)(1)
Cancún	2,928.0	5,013.5	6,136.4	4,308.3	5,578.0	23,964.2
Cozumel	136.0	371.8	187.7	33.1	62.5	791.1
Huatulco	113.4	225.1	95.6	133.9	341.8	909.8
Mérida	234.4	202.5	167.0	591.5	925.0	2,120.4
Minatitlán	86.0	83.0	44.4	16.9	27.6	257.9
Oaxaca	213.8	607.4	865.6	480.7	198.7	2,366.2
Tapachula	40.7	105.4	43.1	19.1	54.3	262.6
Veracruz	132.5	164.9	73.3	27.2	82.6	480.5
Villahermosa	102.7	180.7	291.2	28.0	41.2	643.8
Total	3,987.5	6,954.3	7,904.3	5,638.7	7,311.7	31,796.5
(1)	Based on the Mexican construction price index in accordance with the terms of our master development plan.
Note:	As of December 31, 2025, we have invested Ps. 6,961.5 million (which is included in the investment commitments for this period shown above).

The following table sets forth our committed and indicative investments for the regulated part of our business for each Mexican airport pursuant to the terms of our current master development plans for the periods presented.

	Committed Investments	Indicative Investments
	January 1, 2024-	January 1, 2029-	January 1, 2034-
Airport	December 31, 2028	December 31, 2033	December 31, 2038

	(millions of constant Mexican pesos as of December 31, 2025)(1)
Cancún	23,964.2	4,855.2	6,520.8
Cozumel	791.1	314.0	415.8
Huatulco	909.8	273.6	397.0
Mérida	2,120.4	878.2	873.0
Minatitlán	257.9	139.4	127.2
Oaxaca	2,366.2	230.7	453.8
Tapachula	262.6	240.0	171.1
Veracruz	480.5	684.4	582.6
Villahermosa	643.8	329.8	314.0
Total	31,796.5	7,945.3	9,855.3
(1)	Based on the Mexican construction price index in accordance with the terms of our master development plan.
Note:	As of December 31, 2025, we have invested Ps. 6,961.5 million (which is included in the investment commitments for this period shown above).

BUSINESS OVERVIEW

We hold concessions to operate, maintain and develop nine airports in the southeast region of Mexico for fifty years from November 1, 1998. As operators of these airports, we charge airlines, passengers and other users fees for the use of the airports’ facilities. We also derive rental and other income from commercial activities conducted at our airports, such as the leasing of space to restaurants and retailers. Our Mexican concessions include the concession for Cancún Airport, which was the second busiest airport in Mexico in 2025 in terms of passenger traffic, and the busiest in terms of international passengers in regular service, according to the AFAC, Mexico’s federal authority on aviation. We also hold concessions to operate the airports in Cozumel, Huatulco, Mérida, Minatitlán, Oaxaca, Tapachula, Veracruz and Villahermosa.

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

Following the acquisition of URW Airports, LLC on December 11, 2025, our subsidiary ASUR Airports, LLC (“ASUR Airports”) is currently managing select commercial programs at key U.S. airport terminals, including: Terminals 1, 2, 3, 6, and Tom Bradley International Terminal and Tom Bradley International Terminal West at LAX; Terminal 5 at ORD; and Terminals 8 and New Terminal One at JFK”.

On April 10, 2026, we published our Sustainability Report. The purpose of this report is to describe the measures we implemented towards achieving our environmental, social and governance goals, and to set new strategic objectives for the benefit of the company and our stakeholders. The Sustainability Report covers our and our subsidiaries’ operations from January 1, 2025 to December 31, 2025, with a particular focus on human rights, working conditions, environment and anticorruption matters. In 2022, we established a Sustainability Committee that reports to our Board of Directors, in line with our 2021 Sustainability Report. In the short and medium terms (2026-2029), our main sustainability objectives are to work towards emissions reductions and energy efficiency through both on-site and off-site generation of solar power, adopt measures to supplement our water consumption with systems to capture and use rainwater and create succession plans for our independent Board members and key executives. In the long term, we intend to make our operations carbon neutral, promote gender equity, align our corporate governance with best practice and increase our participation in and support for local communities. Our Sustainability Report is available on our website at www.asur.com.mx. For the avoidance of doubt, our Sustainability Report is not incorporated in, and should not be viewed as part of, this Annual Report on Form 20-F.

Mexico

Mexico is one of the main tourist destinations in the world. Mexico has historically ranked in the top 10 countries worldwide in terms of foreign visitors, with approximately 42.2 million visitors in 2023, 45.0 million visitors in 2024 and 47.8 million visitors in 2025, according to the Mexican Ministry of Tourism. Within Latin America and the Caribbean, Mexico ranked first in 2023, 2024 and 2025 in terms of number of foreign visitors and income from tourism, according to the World Tourism Organization. The tourism industry is one of the largest generators of foreign exchange in the Mexican economy. Within Mexico, the southeast region (where our airports are located) is a principal tourist destination due to its beaches and cultural and archeological sites, which are served by numerous hotels and resorts.

Cancún and its surroundings were the most frequently visited international tourism destination in Mexico in 2025, according to the Mexican Ministry of Tourism. Cancún Airport represented 75.3%, 73.4% and 72.3% of our Mexican passenger traffic volume and 78.6%, 79.1% and 77.7% of our Mexican revenues in 2023, 2024 and 2025, respectively. As of December 31, 2025, Cancún had 35,880 hotel rooms, according to the Mexican Ministry of Tourism. We believe that Cancún Airport benefits from its proximity to the Mayan Riviera, a 129-kilometer (80-mile) stretch of coastal resorts and hotels that is among Mexico’s most rapidly developing tourism areas. According to Mexican Ministry of Tourism, the Mayan Riviera had 51,597 hotel rooms as of December 31, 2025.

Our Mexican airports served approximately 43.5 million passengers in 2023, approximately 41.4 million passengers in 2024 and approximately 40.6 million passengers in 2025. For year-by-year passenger figures, see “Item 4. Information on the Company—Business Overview—Our Mexican Airports.”

The United States currently is a significant source of passenger traffic volume in our Mexican airports. In 2023, 2024 and 2025 international passengers represented 51.1%, 52.2% and 51.5% respectively, of the total passenger traffic volume in our Mexican airports. In 2023, 2024 and 2025, 61.8%, 62.2% and 61.3%, respectively, of the international passengers in our Mexican airports traveled on flights originating in or departing to the United States. As of December 31, 2025, three Mexican and 19 international airlines, including United States-based airlines such as American Airlines and United Airlines, operated flights, directly or through code-sharing arrangements (where one aircraft has two or more flight numbers of different, allied airlines), that originated from or departed for the United States at our Mexican airports.

The following table sets forth our revenues from our Mexican operations for the period presented.

		Year ended December 31,
	2023		2024		2025

		(thousands of Mexican pesos)
Revenues:
Aeronautical Services	Ps.	11,247,569	Ps.	13,915,654	Ps.	14,273,248
Non-Aeronautical Services		6,906,759		7,056,319		7,153,825
Construction Services		873,574		2,196,717		6,561,131
Total		19,027,902		23,168,690		27,988,204

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

Our revenues from aeronautical services are derived from: passenger charges, landing charges, aircraft parking charges, charges for the use of passenger walkways and charges for the provision of airport security services. Charges for aeronautical services generally are designed to compensate an airport operator for its infrastructure investment and maintenance expense. Aeronautical revenues are principally dependent on three factors: passenger traffic volume, the number of air traffic movements and the weight of the aircraft. In 2023, 2024 and 2025, 59.0%, 59.3% and 52.1% of our consolidated revenues, respectively, were derived from aeronautical services.

Passenger Charges

At our Mexican airports, we collect a passenger charge for each departing passenger on an aircraft (other than diplomats, infants and transfer and transit passengers). We do not collect passenger charges from arriving passengers. Passenger charges are automatically included in the cost of a passenger’s ticket and generally collected twice monthly from each airline. As of March 2024, the charge for international passengers was U.S.$42.0, U.S.$41.8, U.S.$41.3, U.S.$30.9 and U.S.$37.5, for Cancún, Mérida, Oaxaca, Tapachula and Veracruz airports, respectively. As of March 2024, the charge for Mexican domestic passengers was Ps. 302.6, Ps. 566.4, Ps. 660.3, Ps. 528.4 and Ps. 566.4, for Cancún, Mérida, Oaxaca, Tapachula and Veracruz airports, respectively. As of February 2025, the charge for international passengers was U.S.$52.4 and the charge for Mexican domestic passengers was Ps. 371.9 for Cozumel airport. As of June 2025, the charge for international passengers was U.S.$48.0, U.S.$32.6 and U.S.$41.1, for Huatulco, Minatitlán and Villahermosa airports, respectively. As of June 2025, the charge for Mexican domestic passengers was Ps. 736.2, Ps. 562.9 and Ps. 622.0 for Huatulco, Minatitlán and Villahermosa airports, respectively. International passenger charges are currently dollar-denominated, but generally collected in Mexican pesos based on the average exchange rate during the month prior to the flight. Mexican domestic passenger charges are peso-denominated. In each of 2023, 2024 and 2025, passenger charges at our Mexican airports represented 60.8%, 61.7% and 61.4%, respectively, of our aeronautical revenues and 35.8%, 36.6% and 32.0%, respectively, of our total consolidated revenues. From time to time, including in 2025, we have offered discounts on passenger charges at certain of our airports.

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

Non-aeronautical Services

General

At our Mexican airports, non-aeronautical services have historically generated a proportionately smaller portion of our revenues, but have become an increased source of revenues in recent years. Our revenues from non-aeronautical services are derived from commercial activities (such as the leasing of space in our airports to retailers, restaurants, airlines and other commercial tenants) and access fees charged to providers of complementary services in our airports (such as catering, handling and ground transport). In 2023, 2024 and 2025, 36.0%, 31.6% and 28.2% of our consolidated revenues, respectively, were derived from non-aeronautical services from our Mexican airports as defined under the Mexican Airport Law and from our international airports (Puerto Rico and Colombia) since June 1, 2017 and October 29, 2017, the dates on which we began consolidating the results of Puerto Rico and Colombia, respectively.

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

Commercial Activities

Leading international airports generally generate an important portion of their revenues from commercial activities. An airport’s revenues from commercial activities are largely dependent on passenger traffic, its passengers’ level of spending, terminal design, the mix of commercial tenants and the basis of fees charged to businesses operating in the airport. Revenues from commercial activities also depend substantially on the percentage of traffic represented by international passengers due to the revenues generated from duty-free shopping. We believe that revenues from commercial activities account for 26.2% or more of the consolidated revenues of many leading international airports. Accordingly, a significant part of our business strategy is focused on increasing our revenues from commercial activities in our Mexican airports.

In 2023, we opened 17 commercial spaces, including two in Cancún, one in Cozumel, one in Huatulco, eight in Mérida, four in Oaxaca and one in Veracruz. In 2024, we opened 12 commercial spaces, including two in Huatulco, five in Mérida, one in Minatitlán, two in Tapachula, one in Veracruz and one in Villahermosa. In 2025, we opened six commercial spaces, all in Mérida.

Within our nine Mexican airports, we leased 613 commercial spaces through 368 contracts with tenants as of December 31, 2025, including restaurants, banks, retail outlets (including duty-free stores), currency exchange bureaus and car rental agencies. Our most important tenants in terms of occupied space and revenue in 2025 were Dufry México and Controladora Mera and its affiliates.

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

Automobile Parking and Ground Transport

Each of our Mexican airports has public car parking facilities consisting of open-air parking lots. The only Mexican airport at which we do not charge parking fees is Cozumel. Revenues from car parking at our Mexican airports currently are not regulated, although they could become regulated upon a finding by the CNA that there are no competing alternatives. On August 21, 2019, the Board of Commissioners of COFECE (now CNA) in Mexico notified Aeropuerto de Cancún of a decision issued on July 25, 2019, which provides for: (i) administrative liability for monopolistic practices (as described in Article 54, Section I and Article 56, Section V of the LFCE (refusal of access)) and (ii) a fine of Ps. 73 million. We appealed COFECE’s decision in November 2023.

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

Fuel

As part of the amendments that opened Mexico’s airports to private investment, allairport property and installations related to the supply and storage of aircraft fuel were retained by the Mexican Airport and Auxiliary Services Agency (Aeropuertos y Servicios Auxiliares) considering that concession holders were forbidden to provide such services. Pursuant to our Mexican concessions, the Mexican Airport and Auxiliary Services Agency entered into several agreements, under which it was obligated to pay to each of our subsidiary concession holders a fee for access to our facilities equivalent to 1.0% of the service charge for fuel supply. As of January 1, 2015, and as a result of certain structural reforms in Mexico’s constitutional and regulatory framework in connection with, among other things, the energy sector, private parties are now eligible to store, commercialize, distribute and supply fuel in airports to air carriers, air operators and third-party service providers of non-aeronautical services. In order to store, commercialize, distribute and supply fuel in airports, the eligible private parties are currently required to obtain a permit from the National Energy Commission (Comisión Nacional de Energía). In addition, third-party service providers of non-aeronautical services are required to obtain a favorable opinion from the Mexican Ministry of Energy (Secretaría de Energía), and the Mexican Ministry of Infrastructure, Communications and Transportation (Secretaría de Infraestructura, Comunicaciones y Transportes) in order to be able to acquire such fuel. Pursuant to the concession titles of our Mexican airports, only the Mexican Airport and Auxiliary Services Agency was entitled to store and supply fuel in our airports. However, on January 26, 2024, we received a notice from the SICT informing that such exclusivity was terminated. As of April 16, 2026, one third-party service provider is currently selling fuel at our Mexican airports.

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

Our Mexican Airports

In 2025, our Mexican airports served a total of 40.6 million passengers, 51.5% of which were international passengers. In 2025, Cancún Airport accounted for 72.3% of our Mexican passenger traffic volume and 77.7% of our Mexican revenues.

All of our Mexican airports are designated as international airports under Mexican law, which indicates that they are equipped to receive international flights and have customs and immigration facilities.

The following table sets forth the number of passengers served by our Mexican airports based on flight origination or destination.

	Passengers by Flight Origin or Destination(1)
	Year ended December 31,
						Percentage
						of total
	2021	2022	2023	2024	2025	2025

	(in thousands )
Región
Mexico(2)	15,431	19,135	21,669	20,166	20,033	49.3%
United States	10,765	13,197	13,727	13,439	12,808	31.6%
Canada	510	2,112	3,148	3,456	3,599	8.9%
Europe	918	2,266	2,138	2,014	1,951	4.8%
Latin America	1,514	2,815	2,785	2,345	2,205	5.4%
Total	29,138	39,525	43,467	41,420	40,596	100.0%
(1)	Figures exclude passengers in transit and private aviation passengers.
(2)	Figures include international passengers on domestic flights; in 2025, such passengers accounted for 1.6% of all Mexican domestic passengers.

In 2023, 2024 and 2025, our Mexican domestic passengers traveled to or from Mexico City through Mexico City International Airport (AICM) representing 45.0%, 41.6% and 39.7%, respectively, of our domestic passengers, and through Felipe Ángeles Airport (AIFA), representing 5.1%, 9.5% and 10.1%, respectively, of our domestic passengers.

The following table sets forth the total traffic volume and air traffic movements in our nine Mexican airports for the periods presented.

	Airport Traffic
	Year ended December 31,
	2021	2022	2023	2024	2025

	(in thousands )
Passengers:
Total	29,138.5	39,524.0	43,467.9	41,420.4	40,595.7
Air Traffic Movements
Total	303.6	360.4	379.2	361.1	353.1

The following table sets forth the passenger traffic volume for each of our Mexican airports during the periods indicated:

	Passenger Traffic
	Year ended December 31,
	2021	2022	2023	2024	2025

	( in thousands)
Cancún	22,318.5	30,343.0	32,750.4	30,411.5	29,345.5
Mérida	2,079.5	3,079.6	3,674.1	3,699.9	3,939.7
Veracruz	1,103.5	1,333.6	1,665.7	1,712.8	1,872.7
Villahermosa	976.5	1,214.2	1,396.7	1,481.1	1,447.4
Oaxaca	913.9	1,304.0	1,693.0	1,787.4	1,865.0
Huatulco	692.2	971.0	914.7	847.2	801.8
Cozumel	531.7	663.3	677.5	713.0	646.6
Tapachula	424.2	503.3	553.7	615.0	519.1
Minatitlán	98.5	112.0	142.1	152.5	157.9
Total	29,138.5	39,524.0	43,467.9	41,420.4	40,595.7

The following table sets forth the air traffic movements in each of our Mexican airports during the periods indicated:

	Air Traffic Movements by Airport(1)
	Year ended December 31,
	2021	2022	2023	2024	2025
Cancún	176,549	214,340	223,284	206,043	198,630
Mérida	39,273	51,589	57,212	56,330	59,680
Veracruz	18,476	19,932	22,195	23,334	24,123
Villahermosa	17,665	19,751	22,915	23,014	18,733
Oaxaca	15,899	18,787	20,842	18,328	18,381
Cozumel	15,146	13,123	11,997	12,718	11,597
Tapachula	9,606	9,706	9,186	9,985	10,326
Huatulco	7,934	9,904	8,325	7,724	7,298
Minatitlán	3,045	3,300	3,196	3,658	4,372
Total	303,593	360,432	379,152	361,134	353,140
(1)	Includes departures and landings.

The following table sets forth the air traffic movements in our Mexican airports for the periods indicated in terms of commercial, charter and general aviation:

	Air Traffic Movements by Aviation Category
	Year ended December 31,
	2021	2022	2023	2024	2025
Commercial Aviation	250,646	298,398	316,992	301,925	289,096
Charter Aviation	3,431	2,217	1,968	2,083	1,885
General Aviation(1)	49,516	59,817	60,192	57,126	62,159
Total	303,593	360,432	379,152	361,134	353,140
(1)	General aviation generally consists of small private aircraft.

Cancún International Airport

Cancún International Airport (the “Cancún Airport”) is our most important airport in terms of passenger volume, air traffic movements and contribution to revenues. In 2025, Cancún Airport was the second busiest airport in Mexico in terms of passenger traffic and the first busiest in terms of international passengers in regular service, according to the AFAC. The airport is located approximately 16 kilometers (10 miles) from the city of Cancún, which has a population of 998,461. A substantial majority of the airport’s international passengers (61.3% in 2023, 61.5% in 2024, and 60.6% in 2025) began or ended their travel in the United States. The airport’s most important points of origin and destination are Mexico City, Monterrey, Toronto, Dallas and Houston. Due to the airport’s significant number of passengers from the United States, its traffic volume and results of operations are substantially dependent on economic conditions in the United States. See “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—Our business could be adversely affected by a downturn in the economies of the United States or Mexico”.

During 2025, approximately 29.3 million passengers traveled through Cancún Airport through Terminal 2, Terminal 3, which was opened in May 2007 and Terminal 4, which was opened in November 2017.

Cancún is located in the state of Quintana Roo. Cancún and its surroundings were the most visited international tourism destination in Mexico in 2025, according to the Mexican Ministry of Tourism. According to Mexican Ministry of Tourism, the Cancún area had 37,648 hotel rooms as of December 31, 2025. Although Cancún may be reached by land, sea or air, we believe most tourists arrive by air through Cancún Airport. By air, Cancún is approximately one and a half to five hours from most major cities in the United States and 10 to 13 hours from most major European cities.

Cancún is located near beaches, coral reefs, ecological parks and Mayan archeological sites. Cancún Airport serves travelers visiting the Mayan Riviera, which stretches from Cancún south to the Mayan ruins at Tulum, and includes coastal hotels and resorts in the towns of Playa del Carmen, Tulum and Akumal. According to the Mexican Ministry of Tourism, the greater Cancún area (including the Mayan Riviera) was estimated to have an aggregate of 89,245 hotel rooms as of December 31, 2025.

Since most of the airport’s passengers are tourists, the airport’s traffic volume and results of operations are influenced by the perceived attractiveness of Cancún as a tourist destination. See “Item 3. Key Information—Risk Factors—Risks Related to Our Operations—Our business is highly dependent upon revenues from Cancún International Airport.”

The airport’s facilities include a total of 82 aircraft parking stands, 39 of which are remote aircraft parking stands, Terminal 1 (which has been closed since March, 2018 and will reopen in July 2026), Terminal 2 (which includes a satellite wing), Terminal 3 (which became operational in May 2007 as described below), Terminal 4 (which became operational in November 2017 as described below) and a general aviation building that handles private aircraft. The airport has 62 gates, 40 of which are accessible by passenger walkways. Terminal 2 has 9 gates accessible by passenger walkways, 3 contact gates and 8 remote gates. Terminal 3 has 17 boarding gates accessible by passenger walkways and 5 remote gates. Terminal 4 has 14 boarding gates accessible by passenger walkways and 6 remote gates. The airport has 752 commercial and airport spaces located throughout Terminals 2, 3 and 4 and one bank branch located in Terminal 2.

Terminal 1 in Cancún Airport, which we acquired on June 30, 1999, has an area of 20,383 square meters (approximately 234.0 thousand square feet). After having closed in October 2005 following Hurricane Wilma, Terminal 1 was reopened in November 2013 but closed again in March 2018, and remains closed as of the date of this report. We are planning to undertake a rebuilding and expansion of Terminal 1, which we estimate will begin operations in July 2026.

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

On December 11, 2023, the Ministry of Infrastructure, Communications and Transportation approved our request for a new Master Development Plan for 2024 – 2038 as well as the maximum rates applicable to our Mexican airports, which allowed us to improve and increase the infrastructure of such airports. Consequently, the airport’s passenger handling capacity as of December 31, 2025 was 36.6 million passengers per year.

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

Mérida International Airport

Mérida International Airport (the “Mérida Airport”) serves the inland city of Mérida, which has a population of 996,761, and surrounding areas in the state of Yucatán. Mérida Airport ranked second among our Mexican airports in 2025 in terms of passenger traffic. The substantial majority of this airport’s passengers are domestic. The airport’s primary point of origin and destination is Mexico City. In 2025, approximately 3.9 million passengers traveled through Mérida Airport.

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

In 2023, 2024 and 2025, 26,027, 26,201 and 25,439 metric tons of cargo, respectively, were transported through Mérida Airport, making it our second airport in terms of cargo volume. In 2023, 2024 and 2025, Mérida represented 34.7%, 35.8% and 35.4%, respectively, of our total cargo volume.

There are currently 52 commercial spaces operating at Mérida Airport. One business is operated by Grupo de Desarrollo del Sureste, S.A. de C.V. (“GDS”) pursuant to a long-term lease contract that terminated on January 1, 2009. This lease allowed GDS to construct and develop the airport’s air cargo terminal. Because GDS continued operating the business notwithstanding the termination of the lease, we initiated legal proceedings to have them evicted. A final judgment was issued in February 2017, terminating the lease agreement and ordering the return of 80,000 leased square meters to us. In December 2017, an area of 78,000 square meters was judicially delivered to us, and in May 2018, we recovered full possession of the building leased to customs agents.

On December 15, 2020, we filed a petition before the District Court of Mérida regarding the failure by GDS to voluntary deliver the remaining property. On January 14, 2021, the District Court of Mérida published an opinion stating that the remaining property had not been delivered to us, and therefore we petitioned the Ninth Civil Court of Mexico City to order the forced delivery of the remaining property. On March 4, 2026, we recovered full possession of the remaining 14,000 square meters that were in the possession of GDS.

In addition to the business formerly operated by GDS, we opened a retail store in the terminal in August 2007 and a car rental company was opened in October 2009. Our concession provides us the right to collect landing charges and parking charges for aircraft using the cargo terminal.

Cozumel International Airport

Cozumel International Airport (the “Cozumel Airport”) is located on the island of Cozumel in the state of Quintana Roo. The airport primarily serves foreign tourists. During 2025, 646,606 passengers traveled through Cozumel International Airport, most of which were international passengers. Cozumel is the most frequently visited destination for cruise ships in Mexico, hosting approximately 4.1 million, 4.6 million and 4.7 million cruise ship visitors in 2023, 2024 and 2025, respectively. Cozumel has one of the world’s largest coral reserves, and many passengers traveling to Cozumel are divers. The airport’s most important points of origin and destination are Mexico City, Dallas and Houston. The island of Cozumel has a population of 114,676.

The airport has a commercial runway with a length of 2,700 meters (1.7 miles). The airport has one main commercial terminal with six boarding positions and a total area of 12,726 square meters (approximately 136.98 thousand square feet). The airport also has a general aviation building for small private aircraft. There are currently 29 commercial spaces operating at Cozumel Airport.

Villahermosa International Airport

Villahermosa International Airport (the “Villahermosa Airport”) is located in the state of Tabasco, approximately 75 kilometers (46.9 miles) from Palenque, a Mayan archeological site. The city of Villahermosa has a population of 1,262,730. Oil exploration is the principal business activity in the Villahermosa area, and most of the airport’s passengers are businesspeople working in the oil industry. During 2025, the airport served approximately 1.4 million passengers, substantially all of which arrived on domestic flights. The airport’s most important points of origin and destination are Mexico City and Monterrey.

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

The airport has one runway with a length of 2,200 meters (1.4 miles), which was repaired in 2020. The airport’s terminal has eight contact positions, including four with telescopic corridors for the direct boarding and deplaning of passengers between the aircraft and the terminal building.

In February 2014, the Palenque International Airport opened in the city of Palenque, 46.9 miles from Villahermosa. We do not believe the Palenque International Airport has had an impact on passenger traffic at Villahermosa Airport and we estimate that any impact that may be experienced in the future would not be significant.

Oaxaca International Airport

Oaxaca International Airport (the “Oaxaca Airport”) serves the city of Oaxaca, which is the capital of the state of Oaxaca. The city of Oaxaca, located 390 kilometers (243.8 miles) from the Pacific coast, has a population of 464,283. The airport served 1.9 million passengers in 2025, most of which were domestic. The airport’s passengers are primarily Mexican business people and tourists; thus, its passenger volume and results of operations are dependent on Mexican economic conditions. Oaxaca is a picturesque colonial city located near several tourist attractions, including the archeological ruins of Monte Alban and Mitla. The airport’s most important point of origin and destination is Mexico City and Tijuana.

The airport has one runway with a length of 2,450 meters (1.5 miles) and a terminal building with nine contact positions. The airport also includes a general aviation building for small private airplanes with 38 positions and two additional positions for helicopters. There are currently 23 commercial spaces operating at Oaxaca Airport.

Veracruz International Airport

Veracruz International Airport (the “Veracruz Airport”) is located in the city of Veracruz along the Gulf of Mexico. The city of Veracruz has a population of 760,952. Veracruz is one of the busiest ports in Mexico, accounting for 15.7% of all commercial traffic in Mexican ports, according to the Mexican Bureau of Ports, Veracruz accounted for 12.1% of all waterborne cargo handled by Mexican ports in 2025, being one of the main ports that concentrates the largest cargo movement in the country. In 2025, the airport served approximately 1.9 million passengers. Because the airport’s passengers are primarily Mexican business people, its passenger volume and results of operations are dependent on Mexican economic conditions. The airport’s most important points of origin and destination are Mexico City, Guadalajara, Monterrey and Cancún.

The original 4,065 square meters (43,700 square feet) of the terminal building at the airport were remodeled in 2005, and an extension of 2,000 square meters (21,500 square feet) was added, representing an increase of 49.0%. In addition, special collapsible jetways were built to protect passengers during boarding and disembarking, along with a new international baggage claim facility and bigger, newer offices and facilities for federal authorities. There are currently 31 commercial spaces operating at Veracruz Airport.

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

Huatulco International Airport

Huatulco International Airport (the “Huatulco Airport”) serves the Huatulco resort area in the state of Oaxaca on Mexico’s Pacific coast. Huatulco has a population of 46,823, and was first developed as a tourist resort in the late 1980s. The airport served 801,803 passengers in 2025, most of which were domestic. The substantial majority of the airport’s passengers are international tourists, although the majority arrive through domestic flights and are classified as domestic passengers because of their connection in Mexico City. The airport’s most important point of origin and destination is Mexico City.

The airport has one runway with a length of 3,000 meters (1.9 miles). It was extended from a previous length of 2,700 meters (1.7 miles). The airport’s terminal has eight positions for commercial aircraft. The airport has a general aviation building with 17 positions for small private airplanes and one position for helicopters. There are currently 24 commercial spaces operating at Huatulco Airport.

Tapachula International Airport

Tapachula International Airport (the “Tapachula Airport”) serves the city of Tapachula, which has a population of 393,867 and the state of Chiapas. In 2025, the airport served 519,105 passengers, substantially all of which were domestic. The airport’s passenger volume and results of operations are dependent on Mexican economic conditions since virtually all of its passengers are domestic. The airport’s most important point of origin and destination is Mexico City.

The airport has one runway with a length of 2,000 meters (1.3 miles). The airport has one terminal with two remote boarding positions and two contact positions. The airport also has a general aviation building for small private aircraft with 12 positions and one position for helicopters. There are currently 15 commercial spaces operating at Tapachula Airport.

Minatitlán International Airport

Minatitlán International Airport (the “Minatitlán Airport”) is located near the Gulf of Mexico, 13 kilometers (8.1 miles) from the city of Coatzacoalcos in the state of Veracruz, 11 kilometers (6.9 miles) from the city of Cosoleacaque and 26 kilometers (16.2 miles) from the city of Minatitlán. The metropolitan area comprised of these three cities has a population of 522,259. In 2025, the airport served 157,913 passengers. In 2025, the airport’s passenger traffic has increased due to the development of new projects in the region, such as the Interoceanic Corridor of Tehuantepec (Corredor Interoceánico del Istmo de Tehuantepec), a trade and transit route that connects the Pacific and Atlantic Oceans through a railway system. The airport’s passengers are principally domestic business people drawn by the area’s petrochemical and agriculture businesses. Because the airport’s passengers are primarily Mexican travelers, its passenger volume and results of operations are dependent on Mexican economic conditions. The airport’s most important point of origin and destination is Mexico City.

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

Principal Air Traffic Customers of our Mexican Airports

As of December 31, 2025, 8 Mexican airlines and 62 international airlines operated flights at our nine airports (including airlines operating solely on a code share basis). A code share arrangement means that airlines that do not fly their own aircraft into our airports arrange to share the passenger space in another airline’s aircraft, with both airlines booking passengers through the same code.

VivaAerobus is the Mexican airline that operates the most flights at our Mexican airports. Among foreign airlines, American Airlines and United Airlines operate the greatest number of flights to and from our Mexican airports. In 2025, American Airlines and United Airlines accounted for 10.6% and 9.1%, respectively, of our revenues.

The following table sets forth our principal air traffic customers at our Mexican airports based on the percentage of regulated revenues they represented for the years ended December 31, 2023, 2024 and 2025:

Principal Air Traffic Customers of our Mexican Airports

	Percentage of ASUR Mexico Revenues
	Year ended December 31,
	2023	2024	2025
Customer
Aeroenlaces Nacionales, S. A. de C. V. (VivaAerobus)	13.4%	14.3%	14.6%
American Airlines, Inc.	8.5%	10.1%	10.6%
Concesionaria Vuela Compañía de Aviación SAPI de CV (Volaris)	12.0%	10.1%	9.1%
United Airlines, Inc.	7.5%	8.4%	9.1%
Aerovías de México, S. A. de C. V. (Aeromexico)	7.8%	7.7%	7.7%
Delta Air Lines Inc.	5.1%	5.5%	7.0%
Southwest Airlines Co.	3.8%	4.6%	4.7%
Jetblue Airways Corporation	2.9%	3.4%	3.6%
Westjet	2.1%	2.7%	3.1%
Air Canada	2.0%	2.4%	2.4%
Spirit Airlines, Inc.	3.0%	2.5%	2.4%
Aerolitoral, S. A. de C. V. (Aeromexico Connect)	2.9%	2.3%	2.3%
Other	29.0%	26.0%	23.4%
Total	100.0%	100.0%	100.0%

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

The airports in Mexico’s southeast region are operated as follows: (i) the Mexican Airport and Auxiliary Services Agency operates two airports, representing 2.09% of the total passenger traffic in the region; (ii) GAFSACOMM operates five airports, representing 4.03% of the total passenger traffic in the region; (iii) Grupo Aeroportuario de la Ciudad de México (“GACM”) operates one airport, representing 0.64% of the total passenger traffic in the region; and (iv) Grupo Aeroportuario de Chiapas (“GAC”) operates one airport, representing 3.75% of the total passenger traffic in the region.

LMM Airport

We, through Aeropuerto de Cancún, own a 60.0% interest in Aerostar, which was awarded the forty-year LMM Lease for the LMM Airport with an initial term beginning on February 27, 2013. The LMM Airport is located three miles outside of San Juan, Puerto Rico. It is the Caribbean’s largest and busiest airport, offering leisure and business travel to over 62 destinations. The LMM Airport serves the capital of San Juan and it is the primary gateway from Puerto Rico to international destinations and the mainland United States. The LMM Airport is ranked as the eighth largest medium hub facility and the thirty-ninth largest airport in the United States by the FAA based on number of enplanements, as of December 31, 2025. According to the PRPA, in 2023, 2024 and 2025, approximately 12.2 million passengers, 13.2 million passengers and 13.6 million passengers, respectively, traveled through the LMM Airport.

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

In 2017, LMM Airport opened eight commercial spaces. In 2018, eight commercial spaces were opened. In 2019, sixteen commercial spaces were opened. No commercial spaces were opened in 2020 and 2021. In 2022, 8 commercial spaces were opened. In 2023, 4 commercial spaces were opened. In 2024, 5 commercial spaces were opened. In 2025, 8 commercial spaces were opened.

Principal Air Traffic Customers of LMM Airport

As of December 31, 2025, 39 domestic and 19 international airlines were operating directly or through code-sharing arrangements, where two or more airlines share the same flight and each airline publishes and markets the flight under its own flight number, at LMM Airport. Some airlines serve both international and domestic destinations.

As of December 31, 2025, scheduled passenger air services at LMM Airport were provided by 23 airlines (together with regional affiliates and other partners).

The following table sets forth our principal air traffic customers at LMM airport based on the percentage of Puerto Rico regulated revenues they represented for the year ended December 31, 2025.

Principal Air Traffic Customers of LMM Airport

	Percentage of ASUR Puerto Rico Revenues
	Year ended December 31,
	2023	2024	2025
Customer
JetBlue Airways	24%	23%	26%
Frontier Airlines	12%	14%	13%
American Airlines	9%	9%	9%
Delta Air Lines Inc.	8%	8%	8%
United Airlines	7%	7%	8%
Southwest Airlines	7%	7%	7%
Spirit Airlines	12%	9%	6%
Iberia	2%	2%	2%
United Parcel Services	2%	2%	2%
Copa Airlines	2%	2%	2%
Avianca	1%	2%	2%
Other	14%	15%	15%
Total	100%	100%	100%

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

The COVID-19 outbreak began in December 2019 and caused a significant reduction in passenger traffic at LMM Airport starting in March 2020. During the second, third and fourth quarters of 2020, our passenger traffic in Puerto Rico decreased 63.0% relative to the same period in 2019. During 2025, our passenger traffic in Puerto Rico increased 3.0% relative to 2024, and increased 11.9% relative to the same period in 2023.

In 2025, passengers at LMM Airport traveling to and from the mainland United States represented 87% of total passenger traffic. The LMM Airport’s passenger segments are primarily divided among leisure, visiting friends and relatives and business.

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

All operating and management decisions relating to Aerostar, except for major decisions, require the approval of the majority of the votes of the managers. Senior officers, including the President, Chief Financial Officer, and Chief Operating Officer, may be removed or replaced at any time and for any reason by a majority of the board of managers, which we control. Certain major decisions require the supermajority vote of the operating board. These decisions include:

●	determining the amount of cash available for distributions and approving any distributions to be made to the members;
●	amending in a material way the LMM Lease to operate the LMM Airport, the Airport Use Agreements governing the Signatory Airlines’ use or the LMM Airport financing documents to which Aerostar is a party;
●	approving and implementing any incentive compensation, option or similar plan for officers or other employees of Aerostar;
●	approving Aerostar’s annual budget or any deviations from the set budgets by more than 5.0%, and the capital expenditure budget, any single capital expenditure in the budget greater than U.S.$2.5 million and any single deviation from the capital expenditure budget in excess of the lesser of 5.0% or U.S.$500,000;
●	material borrowings from third parties and material encumbrances;
●	affiliate transactions;
●	changing Aerostar’s corporate structure, business or business plans;
●	settling any material litigation;
●	sales of assets having a market value in excess of U.S.$50,000 or U.S.$500,000 in aggregate in any 12-month period;
●	the determination of the contents of, and approval of, a final “strategy document” for the company’s capacity enhancement plan;
●	making calls for additional capital contributions by the members;
●	any transaction to merge or consolidate Aerostar with another Person, any transaction to sell, transfer, assign, convey or otherwise dispose of all or substantially all of the assets or rights of Aerostar or any transaction to purchase all or substantially all of the assets or rights of any Person by Aerostar;
●	any proposal to liquidate or dissolve Aerostar or have it file for bankruptcy or initiate similar proceedings;
●	raising capital rights issues; and
●	commencing any legal proceedings on behalf of Aerostar against a member.

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

Our Mainland-U.S. Airports

Revenues at our mainland-U.S. airports relate to non-aeronautical services and are derived from commercial activities (namely, the leasing of space to retailers, restaurants, airlines and other commercial tenants). An airport’s revenues from commercial activities are largely dependent on passenger traffic, passengers’ level of spending, terminal design, among others. Revenues from commercial activities also depend substantially on the percentage of traffic represented by international passengers due to the revenues generated from duty-free shopping.

JFK Airport

JFK is located in Queens, New York, approximately 15 miles from downtown Manhattan, and serves as the sixth busiest airport in the U.S. with 62.6 million annual passengers and 205 nonstop destinations. It is the busiest airport in New York City and one of only six airports globally with nonstop service to all six inhabited continents, making it a key gateway to the U.S. New York City has the largest population and GDP in the U.S., is home to 45 Fortune 500 business headquarters, and attracted an estimated 64.7 million visitors in 2025.

We operate commercial spaces at two terminals at JFK: New Terminal One (“NTO”) and Terminal 8. We are the exclusive commercial developer and manager of NTO, which is currently in development and under construction, under a concession development agreement with JFK NTO LLC. Upon completion, NTO will be a 23-gate, state-of-the-art terminal with approximately 195,000 square feet of dining, retail and other concession spaces. The arrivals and departures hall and fourteen new gates are scheduled to open in 2026 and the remaining nine gates are estimated to open between 2029 and 2030. The terminal anticipates 119 subtenant units with confirmed airlines including Air France, Korean Air, KLM, Air China, Turkish Airlines and Etihad, among others.

We also operate commercial spaces at JFK Terminal 8 through JFK T8 Innovation Partners (the “JFK T8 JV”), a joint venture entity 81.4% owned by ASUR and 18.6% owned by the minority member Phoenix Infrascructure Group, under a concession agreement with American Airlines and a related Port Authority Privilege Permit. See “United States Regulatory Framework – Sources of Regulation” for additional description of the Privilege Permit. The terminal has 62 subtenant units across approximately 91,448 square feet.

In 2025, passenger traffic at Terminal 8 amounted to over 5.9 million passengers, of which 57% corresponded to international passengers and 43% to domestic.

LAX Airport

LAX is located in Los Angeles, California, approximately 15 miles from downtown Los Angeles, and serves as the fifth busiest airport in the U.S. with 76.6 million annual passengers and 162 direct destinations. It is the sole airport of scale serving the greater Los Angeles area and serves as a U.S. gateway for the Asia-Pacific region. The City of Los Angeles has the second largest population and GDP in the U.S., is home to 7 Fortune 500 business headquarters, and attracted 50.3 million visitors in 2025. We operate concessions for six terminals at LAX (Terminal 1, Terminal 2, Terminal 3, Terminal 6, Tom Bradley International Terminal, and TBIT West) under two Terminal Commercial Management agreements (“TCM”s): TCM 1 (Terminal 2, Tom Bradley International Terminal, and TBIT West) and TCM 2 (Terminal 1, Terminal 3, and Terminal 6). Our terminals feature 99 gates and 152 subtenant units across approximately 135,674 square feet. In 2025, total enplanements amounted to 24.3 million passengers, of which 44% corresponded to international passengers and 56% to domestic.

ORD Airport

ORD is located in Chicago, Illinois, approximately 18 miles from downtown Chicago, and serves as the busiest airport in the U.S. based on aircraft traffic with 34 million annual enplanements and 280 direct destinations. It is one of two key airports serving the Chicago area, but serves three times the amount of passengers of Chicago Midway International Airport. It is one of only six airports globally with nonstop service to all six of the inhabited continents making it a key gateway to the U.S. Chicago has the third largest population in the U.S., the third largest GDP in the U.S., is home to 15 Fortune 500 business headquarters, and attracted 55 million visitors in 2025. We operate commercial spaces at Terminal 5 at ORD under a concession agreement with the Chicago Department of Aviation (“CDA”). The terminal has 23 subtenant units across 41,600 square feet. In 2025, passenger traffic amounted to 5.3 million passengers, of which 56% corresponded to international passengers and 44% to domestic.

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

Colombia

Our Colombian airports served approximately 14.9 million passengers in 2023, approximately 16.7 million passengers in 2024 and approximately 17.3 million passengers in 2025. The increase in passenger traffic during 2025 was mainly driven by an 11.8% and 1.8% increase in international and domestic passenger traffic, respectively, see “—Our Colombian Airports.”

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

Pursuant to Aerocivil regulations and the concession agreement, José María Córdova, Montería and Quibdó Airports apply the same domestic passenger charge, Enrique Olaya Herrera Airport has its own domestic passenger charge and Carepa and Corozal apply the same domestic passenger charge. José María Córdova and Enrique Olaya Herrera Airports apply the same international passenger charge. International passenger charges are U.S. dollar denominated. As of January 15, 2026, the charge for international passengers was U.S.$ 52 for the José María Córdova and Enrique Olaya Herrera Airports. Colombian domestic passenger charges are Colombian peso denominated. As of January 15, 2026, the charge for Colombian domestic passengers was Ps. 118.60, Ps. 150.17, Ps. 118.60, Ps. 59.30, Ps. 118.60, and Ps. 59.30 for the José María Córdova, Enrique Olaya Herrera, Montería, Carepa, Quibdó and Corozal Airports, respectively. These amounts have been translated at the rate of COP$ 209.10 per Ps. 1.00, which corresponds to the Colombian Peso Market Exchange Rate as of January 15, 2026.

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

Commercial Activities

Within our six Colombian airports, we leased 827 commercial premises through 462 contracts with local tenants as of December 31, 2025. Our most important tenants in terms of occupied space and revenue in 2025 were Duty Free Partners Colombia S.A.S., Mera Medellin S.A.S, Aerovías del Continente Americano S.A. (Avianca), Global Lounge Colombia S.A.S., Sapia CI S.A.S., Efectimedios S.A., Jetsmart Airlines S.A.S., Lasa S.A. Sociedad de Apoyo Aeronáutico S.A., Globoshops S.A.S. and Tampa Cargo S.A, among others.

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

Our Colombian Airports

In 2025, our Colombian airports served a total of 17.3 million passengers, excluding passengers in transit and private aviation passengers. In 2025, José María Córdova International Airport accounted for 81.4% of our passenger traffic and 90.1% of our revenues, in each case from our Colombian airports.

José María Córdova International Airport in Rionegro and Enrique Olaya Herrera Airport in Medellín are designated as international airports under Colombian aeronautical regulations, which indicates that they are equipped to receive international flights and have customs and immigration facilities.

José María Córdova International Airport

José María Córdova International Airport is the second-busiest airport in Colombia in terms of passenger traffic. The airport is located in Rionegro, approximately 30 minutes from Medellín. Medellín has a population of approximately 2.5 million as of December 31, 2025, and is situated in a valley in the mountainous Antioquia department. The city is an urban center that is home to various businesses, museums, universities and parks. In addition, Medellín hosts an annual flower festival that attracts visitors.

The airport’s most significant points of origin and destination are Bogotá, Cartagena, Santa Marta, Panama City, Cali, Barranquilla and Miami, among others. During 2025, approximately 14.1 million passengers traveled through José María Córdova International Airport, including 4.1 international passengers and 10.0 million domestic passengers.

The following table sets forth the number of international passengers (excluding passengers in transit and private aviation passengers) at José María Córdova International Airport by flight origin or destination.

	International Passenger Traffic
	Year ended December 31,
	2023	2024	2025

	(in thousands )
City:
Panama City	659.9	732.3	857.9
Miami	458.1	580.0	496.3
Fort Lauderdale	238.8	298.9	310.1
Madrid	216.3	265.2	287.6
Mexico City	235.4	230.7	212.1
Lima	123.6	220.7	278.9
Other	1,043.2	1,319.0	1,635.0
Total	2,975.3	3,646.8	4,077.9

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through José María Córdova International Airport by flight origin or destination.

	Domestic Passenger Traffic
	Year ended December 31,
	2023	2024	2025

	(in thousands)
City:
Bogotá	4,526.8	5,334.7	5,035.1
Cartagena	1,033.4	1,266.2	1,486.3
Santa Marta	513.6	758.5	891.2
Cali	883.2	756.4	701.8
Barranquilla	435.8	388.3	501.5
San Andrés	319.6	356.6	461.5
Other	1,092.1	896.9	938.4
Total	8,804.5	9,757.6	10,015.8

The airport’s facilities include spaces for cargo operations. These spaces may be operated by third parties. José María Córdova International Airport currently has one runway, with a length of 3,440 meters (2.1 miles). José María Córdova International Airport was built in 1985 and currently has two terminals (passenger and cargo terminals).

There are currently 212 businesses operating in José María Córdova International Airport.

Enrique Olaya Herrera Airport

Enrique Olaya Herrera Airport also serves the city of Medellín, and was the city’s main airport until the opening of José María Córdova International Airport in 1985. The airport is conveniently located within Medellín city limits and serves domestic flights to cities such as Bogotá, Montería and Pereira. The airport’s primary points of origin and destination are Bogotá, Quibdó, Apartadó, and Montería. In 2025, approximately 1.2 million passengers traveled through Enrique Olaya Herrera Airport.

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through Enrique Olaya Herrera Airport by flight origin or destination.

	Domestic Passenger Traffic
	Year ended December 31,
	2023	2024	2025

	(in thousands)
City:
Quibdó	227.1	216.3	223.6
Bogotá	190.3	196.8	240.6
Apartadó	162.6	140.4	134.1
Montería	92.2	89.8	86.6
Bahía Solano	71.9	70.3	69.6
Pereira	90.0	66.7	70.4
Nuqui	31.2	51.4	55.1
Tolu	67.4	49.4	45.0
Other	310.1	330.7	268.6
Total	1,242.8	1,211.8	1,193.6

The airport’s facilities include spaces for cargo operations. These spaces may be operated by third parties. The airport has one runway, with a length of 1,800 meters (1.1 miles). Enrique Olaya Herrera Airport was built in 1932.

There are currently 120 businesses operating at Enrique Olaya Herrera Airport.

Los Garzones Airport

Los Garzones Airport serves the city of Montería, Colombia. The city of Montería is located in the northern region of Colombia and has a population of 574,570 as of December 31, 2025. The city is located approximately 30 miles from the Caribbean Sea and has an inland seaport connected to the Caribbean Sea by the Sinú River. During 2025, 1.4 million passengers traveled through Los Garzones Airport, including only Colombian domestic passengers. The airport’s primary points of origin and destination are Bogotá and Medellin/Rionegro. The airport serves domestic flights to cities such as Bogotá, Medellín/Rionegro and Barranquilla.

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through Los Garzones Airport by flight origin or destination.

	Domestic Passenger Traffic
	Year ended December 31,
	2023	2024	2025

	(in thousands)
City:
Bogotá	884.6	1,114.5	1,007.7
Medellín/Rionegro	384.9	332.5	421.9
Barranquilla	16.1	14.5	4.2
Other	2.5	2.6	0.8
Total	1,288.1	1,464.1	1,434.6

The airport’s facilities include spaces for cargo operations. These spaces may be operated by third parties. The airport has one runway, with a length of 2,298 meters (1.4 miles). Los Garzones Airport was built in 1974.

There are currently 42 businesses operating at Los Garzones Airport.

Antonio Roldán Betancourt Airport

Antonio Roldán Betancourt Airport serves the city of Carepa, Colombia. The city of Carepa has a population of 50,952 as of December 31, 2025. During 2025, 183,409 passengers traveled through Antonio Roldán Betancourt Airport. The airport’s primary point of origin and destination is Medellín. The airport serves domestic flights to cities such as Medellín and Bogotá.

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through Antonio Roldán Betancourt Airport by flight origin or destination.

	Domestic Passenger Traffic
	Year ended December 31,
	2023	2024	2025

	(in thousands )
City:
Medellín	169.5	154.6	146.7
Bogotá	21.4	21.9	28.8
Quibdó	5.3	3.1	6.3
Other	8.9	1.2	1.6
Total	205.1	180.8	183.4

The airport’s facilities include spaces for cargo operations. These spaces may be operated by third parties. The airport has one runway, with a length of 1,964 meters (1.2 miles). Antonio Roldán Betancourt Airport was built in 1989.

There are currently 14 businesses operating at Antonio Roldán Betancourt Airport.

El Caraño Airport

El Caraño Airport serves the city of Quibdó, Colombia, located on the Atrato River in the western region of the country. The city of Quibdó has a population of 141,778 as of December 31, 2025. During 2025, 362,612 passengers traveled through El Caraño Airport. The airport’s primary points of origin and destination are Medellín and Bogotá. The airport serves domestic flights to cities such as Medellín and Bogotá.

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through El Caraño Airport by flight origin or destination.

	Domestic Passenger Traffic
	Year ended December 31,
	2023	2024	2025

	( in thousands )
City:
Medellín	238.5	230.1	235.8
Bogotá	65.3	66.9	81.8
Bahía Solano	15.4	16.0	15.5
Calí	10.8	9.0	4.0
Other	23.5	18.7	25.5
Total	353.5	340.7	362.6

The airport’s facilities include spaces for cargo operations. These spaces may be operated by third parties. The airport has one runway, with a length of 1,800 meters (1.1 miles). El Caraño Airport was built in 1957.

There are currently 66 businesses operating at El Caraño Airport.

Las Brujas Airport

Las Brujas Airport serves the city of Corozal, Colombia. The city of Corozal has a population of 78,092 as of December 31, 2025. During 2025, 52,539 passengers traveled through Las Brujas Airport. The airport’s primary points of origin and destinations are Bogotá and Medellín. The airport serves domestic flights to cities such as Bogotá and Medellín.

The following table sets forth the number of Colombian domestic passengers (excluding passengers in transit and private aviation passengers) that traveled through Las Brujas Airport by flight origin or destination.

	Domestic Passenger Traffic
	Year ended December 31,
	2023	2024	2025

	( in thousands )
City:
Medellín	11.4	47.1	20.5
Bogotá	14.9	2.7	31.8
Other;	0.1	0	0.2
Total	26.4	49.8	52.5

The airport’s facilities include spaces for cargo operations. These spaces may be operated by third parties. The airport has one runway, with a length of 1,800 meters (1.1 miles). Las Brujas Airport was built in 1939.

There are currently 8 businesses operating at Las Brujas Airport.

Principal Air Traffic Customers of our Colombian Airports

As of December 31, 2025, 14 international and 10 Colombian airlines operated flights at our six Colombian airports.

On February 28, 2023 Viva Colombia suspended its operations due to financial distress and in June, 2023 it commenced a liquidation proceeding, which is ongoing.

Avianca is the Colombian airline that operates the most flights at our Colombian airports. Among foreign airlines, COPA and American Airlines operate the greatest number of flights to and from our Colombian airports. As of December 31, 2025, Spirit Airlines, Inc. was operating at José María Córdova International Airport and had not submitted any claim or objection regarding its outstanding receivables.

The following table sets forth our principal air traffic customers at our Colombian airports based on the percentage of revenues they represented for the year ended December 31, 2025.

Principal Air Traffic Customers at Our Colombian Airports

	Percentage of ASUR Colombian Revenues
	Year ended December 31,
	2023	2024	2025
Customer
Aerovías del Continente Americano (AVIANCA)	30.1%	31.4%	31.3%
AeroRepública S.A. (COPA Airlines)	23.5%	21.4%	23.0%
Aerovías de Integración Regional S.A. (LATAM)	9.2%	8.6%	5.6%
American Airlines Inc.	5.7%	6.0%	5.1%
Spirit Airlines Inc.	6.1%	5.5%	4.3%
Empresa Aérea de Servicios y Facilitación Logística Integral (CLIC AIR)	3.1%	2.8%	2.3%
JetBlue Airways Corporation	2.1%	2.2%	3.4%
Satena	1.4%	1.4%	1.5%
Fast Colombia SAS (Viva Colombia)	3.4%	0.0%	0.0%
Others	15.4%	20.7%	23.5%
	100.0%	100.00%	100.00%
(1)	TACA’s routes were absorbed by Avianca on February 21, 2019.

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

MEXICAN REGULATORY FRAMEWORK

Applicable Law in Mexico

The following are the principal laws, regulations and instruments that govern our business and the operation of our Mexican airports:

●	the General Law of Commercial Corporations, enacted August 4, 1934,
●	the Mexican Communications Law, enacted February 19, 1940,
●	the Federal Labor Law, enacted April 1, 1970,
●	the Customs Law, enacted December 15, 1995,
●	the Value Added Tax Law, enacted December 29, 1978,
●	the Mexican Federal Duties Law, enacted December 31, 1981,
●	the Federal Tax Code, enacted December 31, 1981,
●	the Regulations of the Federal Tax Code, enacted April 2, 2014,

●	the Miscellaneous Resolutions issued by the tax authority, enacted December 30, 2024,
●	the Mexican Civil Aviation Law, enacted May 12, 1995,
●	the Social Security Law, enacted December 21, 1995,
●	the Mexican Airport Law, enacted December 22, 1995,
●	the Regulations to the Mexican Civil Aviation Law, enacted December 7, 1998,
●	the concessions that entitle our subsidiaries to operate our nine airports, which were granted in 1998 and amended in 1999,
●	the Regulations to the Mexican Airport Law, enacted February 17, 2000,
●	the Mexican National Assets Law, enacted May 20, 2004,
●	the Securities Market Law, enacted December 30, 2005,
●	the Income Tax Law, enacted December 11, 2013, and
●	the Federal Economic Competition Law, enacted May 23, 2014.

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

On May 23, 2014, the LFCE was enacted. The LFCE grants broad powers to the CNA, including the abilities to regulate essential facilities, investigate companies and eliminate barriers to competition in order to promote access to the market and order the divestment of assets. The LFCE also entrusts the CNA with the ability to conduct merger-control review and investigate anti-competitive behavior, and sets forth significant liabilities that may be incurred for violations of the law, increases the amount of fines that may be imposed for violations of the law, including fines. The CNA’s decisions may only be challenged through indirect appeal (amparo indirecto).

If the CNA determines that a specific service or product is an essential facility, it has the ability to regulate access conditions, prices, tariffs or technical conditions for or in connection with the relevant service or product. The CNA has previously determined that certain elements of the infrastructure at Mexico City International Airport may be considered essential facilities. As of the date of filing, the CNA has not made any determination that the services we render in our Mexican airports are considered an essential facility.

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

In August 2025, the Mexican government published a decree amending the Regulations to the Mexican Airport Law, introducing several changes to enhance transparency and operational discipline at saturated declared airports. The amendments empower the AFAC to issue updated general rules for slot allocation and define specific conduct that constitutes misuse of slots. The decree also requires public disclosure of hourly capacity and assigned slots and clarifies the conditions under which slots may be exchanged or transferred among carriers.

The amendments further formalize the independence and technical autonomy of the slot coordinator (coordinadora de horarios), designated by the AFAC, and establish a coordination and slot oversight subcommittee responsible for monitoring compliance, improving punctuality and addressing disputes. Additional reporting obligations and sanction mechanisms for attributable delays are introduced, particularly at saturated airports, while the AFAC retains authority to determine saturation conditions.

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

Amendments to the Securities Market Law

The Securities Market Law (Ley del Mercado de Valores) was amended effective as of December 29, 2023. These amendments are primarily focused on expediting the registration of securities for new market participants, and can be summarized as follows:

●	created a new legal category of issuer called “simplified issuer”, who will be subject to simplified registration processes and regulations. In this sense, simplified issuers are not subject to either the corporate legal framework nor the mandatory tender offers regulations applicable to publicly-traded companies (sociedades anónimas bursátiles). Securities by simplified issuers may only be offered to institutional and qualified investors, and simplified issuers will not fall under the supervision of the Mexican Banking and Securities Commission (Comisión Nacional Bancaria y de Valores, or “CNBV”), and neither their legal nor auditing advisors will be subject to the CNBV’s inspection and oversight powers. The registration process will be streamlined, requiring only a favorable opinion from the relevant Mexican stock exchange, and the prospectus and the offering documents of simplified issuers will not be subject to review by the CNBV;
●	mandated to put in place specific regulations related to enhanced corporate practices and sustainable development, which will include provisions aimed at advancing gender equality. As of the date of this report, such regulations have not been enacted;
●	lifted limitations on establishing restricted series of stock or series of stock with differentiated economic voting rights, the sole requirement being the disclosure of the relevant capital structure;
●	lifted restrictions concerning the establishment of joint negotiation mechanisms (CPOs);
●	lifted specific restrictions on measures aimed at limiting the acquisition of shares in public companies or takeover attempts. The new provisions are more flexible, as long as such provisions are approved by more than 80% of the outstanding shares of the company and are in compliance with the rules for mandatory tender offers; and
●	granted enhanced flexibility to publicly traded companies regarding capital increases. If the shareholders meeting opts to delegate this authority to the board of directors, the board may approve capital stock increases, waive preemptive rights, and set disclosure exemptions for offerings exclusively targeting qualified and institutional investors.

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

Committed Investments

	Committed Investments
	Year ended December 31,
Airport	2024	2025	2026	2027	2028	Totals

	(millions of constant Mexican pesos as of December 31,2025)(1)
Cancún	2,928.0	5,013.5	6,136.4	4,308.3	5,578.0	23,964.2
Cozumel	136.0	371.8	187.7	33.1	62.5	791.1
Huatulco	113.4	225.1	95.6	133.9	341.8	909.8
Mérida	234.4	202.5	167.0	591.5	925.0	2,120.4
Minatitlán	86.0	83.0	44.4	16.9	27.6	257.9
Oaxaca	213.8	607.4	865.6	480.7	198.7	2,366.2
Tapachula	40.7	105.4	43.1	19.1	54.3	262.6
Veracruz	132.5	164.9	73.3	27.2	82.6	480.5
Villahermosa	102.7	180.7	291.2	28.0	41.2	643.8
Total	3,987.5	6,954.3	7,904.3	5,638.7	7,311.7	31,796.5

(1)Based on the Mexican construction price index in accordance with the terms of our master development plan.

Note: As of December 31, 2025, we have Ps. 6,961.5 million (which is included in the investment commitments for this period shown above).

The following table sets forth our committed and indicative investments for the regulated part of our business for each Mexican airport pursuant to the terms of our current master development plans for the periods presented.

	Committed Investments	Indicative Investments
	January 1, 2024-	January 1, 2029-	January 1, 2034-
Airport	December 31, 2028	December 31, 2033	December 31, 2038

	(millions of constant Mexican pesos as of December 31,2025)(1)
Cancún	23,964.2	4,855.2	6,520.8
Cozumel	791.1	314.0	415.8
Huatulco	909.8	273.6	397.0
Mérida	2,120.4	878.2	873.0
Minatitlán	257.9	139.4	127.2
Oaxaca	2,366.2	230.7	453.8
Tapachula	262.6	240.0	171.1
Veracruz	480.5	684.4	582.6
Villahermosa	643.8	329.8	314.0
Total	31,796.5	7,945.3	9,855.3

(1)Based on the Mexican construction price index in accordance with the terms of our master development plan.

Note: As of December 31, 2025, we have invested Ps. 6,961.5 million (which is included in the investment commitments for this period shown above).

Price Regulation

The Mexican Airport Law provides that the AFAC, a decentralized body of the Ministry of Infrastructure, Communications and Transportation may establish price regulations for services for which the CNA determines that a competitive market does not exist. On March 9, 1999, the COFECE issued a ruling stating that competitive markets generally do not exist for airport services and airport access provided to third parties rendering complementary services. This ruling authorized the AFAC, a decentralized body of the Ministry of Infrastructure, Communications and Transportation to establish regulations governing the prices that may be charged for airport services and access fees that may be charged to providers of complementary services in our airports. On March 19, 1999, a new regulation, the Rate Regulation, was incorporated within the terms of each of our Mexican concessions. The Rate Regulation, which became effective May 1, 1999, establishes the annual maximum rates for each of our concession holders, which is the maximum amount of revenue per workload unit (one passenger or 100 kilograms (220 pounds) of cargo) in a given year that the concession holder may earn at its airports from all regulated revenue sources. On October 4, 2023, the AFAC decided to amend with immediate effect the terms of the tariff base regulation set forth in Exhibit 7 of ASUR’s concession titles, which was further modified on October 19, 2023. See “Item 3. Key Information—Risk Factors— Risks Related to the Regulation of Our Business— The price regulatory system applicable to our Mexican airports imposes maximum rates for each airport—The price regulatory system does not guarantee that our consolidated results of operations, or that the results of operations of any Mexican airport, will be profitable.”

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

Other sources of revenues at our Mexican airports are not regulated. 61.5%, 62.1% and 52.7% of our Mexican revenues in 2023, 2024 and 2025, respectively, were derived from regulated sources of revenue.

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

	Maximum Rates(1)(2)
	Year ended December 31,
Airport	2024	2025	2026	2027	2028
Cancún	366.41	363.48	360.58	357.69	354.82
Cozumel	469.97	466.21	462.48	458.78	455.11
Huatulco	503.42	499.39	495.40	491.43	487.50
Mérida	312.20	309.70	307.23	304.77	302.33
Minatitlán	553.72	549.30	544.90	540.53	536.21
Oaxaca	369.41	366.45	363.52	360.61	357.72
Tapachula	304.90	302.46	300.05	297.65	295.27
Veracruz	293.51	291.17	288.84	286.53	284.23
Villahermosa	329.90	327.27	324.64	322.05	319.47
(1)	Expressed in adjusted Mexican pesos as of December 31, 2025 based on the Mexican producer price index (excluding petroleum).
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

To the extent that such aggregate revenues per workload unit exceed the relevant maximum rate, the AFAC may proportionately reduce the maximum rate in the immediately subsequent year and assess penalties equivalent to 1,000 to 50,000 times the daily value of the Unit of Measure and Update. As of February 1, 2026, the daily value of the Unit of Measure and Update was Ps. 117.31. As a result, the maximum penalty as of such date could have been Ps. 5.9 million (U.S.$ 325,758). In the event that a Mexican concession holder fails to comply with certain terms of its concession, or violates certain other terms of its concession after having been sanctioned at least three times for violation of that concession, the Ministry of Infrastructure, Communications and Transportation is entitled to revoke its concession. We would face similar sanctions for any violations of the Mexican Airport Law or its regulations. A full discussion of circumstances that might lead to a revocation of a concession may be found below at “Penalties and Termination and Revocation of Concessions and Concession Assets.”

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

Ownership Commitments and Restrictions

The Mexican concessions require us to retain a 51.0% direct ownership interest in each of our nine concession holders throughout the term of these concessions. Any acquisition by us or one of our concession holders of any additional Mexican airport concessions or of a beneficial interest of 30.0% or more of another concession holder requires the consent of the CNA. In addition, the Mexican concessions prohibit us and our concession holders, collectively or individually, from acquiring more than one concession for the operation of an airport along each of Mexico’s southern and northern borders.

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

Penalties and Termination and Revocation of Mexican Concessions and Concession Assets

The Mexican Airport Law provides that sanctions of up to 400,000 times the daily value of the Unit of Measure and Update may be assessed for failures to comply with the terms of a concession. As of February 1, 2026, the daily value of the Unit of Measure and Update was Ps. 117.31. As a result, the maximum penalty as of such date could have been Ps. 46.9 million (U.S.$ 2.6 million).

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

The Mexican National Assets Law, published in the Mexican Official Gazette on May 20, 2004, among other items, establishes regulations relating to concessions on real property held in the public domain, including the airports that we operate. The Mexican National Assets Law requires concessionaires of real property held in the public domain that are used for administrative or other non-public purposes to pay a tax. In addition, the Mexican National Assets Law establishes new grounds for revocation of concessions for failure to pay this tax.

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

Grants of New Mexican Concessions

The Mexican government may grant new concessions to manage, operate, develop and construct airports. Such concessions may be granted through a public bidding process in which bidders must demonstrate their technical, legal, managerial and financial capabilities. The CNA has the power to ensure compliance of the criteria and conditions to be met by new bidders seeking to be awarded a concession and, under certain circumstances, to investigate and object an award after the bidding process has concluded. In addition, the government may grant concessions without a public bidding process to the following entities:

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

Environmental Matters

Our Mexican operations are subject to federal, state and municipal laws, regulations and Mexican Official Standards or NOMs relating to the protection of the environment and natural resources.

The main Mexican federal environmental laws include, among others, the General Law of Ecological Equilibrium and Environmental Protection (Ley General del Equilibrio Ecológico y la Protección al Ambiente or the “LGEEPA”), the General Law for the Prevention and Integral Management of Wastes (Ley General para la Prevención y Gestión Integral de los Residuos or the “LGPGIR”), the General Law for Sustainable Forest Development (Ley General de Desarrollo Forestal Sustentable) and the General Law for Wildlife (Ley General de Vida Silvestre), which are administered by the Mexican Environment and Natural Resources Ministry (Secretaría de Medio Ambiente y Recursos Naturales or the “SEMARNAT”) and enforced by the Mexican Federal Environmental Protection Agency (Procuraduría Federal de Protección al Ambiente or the “PROFEPA”). In addition to the above, the Law of National Waters (Ley de Aguas Nacionales) and its Regulations are administered by the Mexican National Water Commission (Comisión Nacional del Agua or the “CONAGUA”) and enforced by both CONAGUA and PROFEPA, which has inspection and supervision powers on matters related to wastewater and the prevention of contamination of bodies of water.

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

On March 11, 2022, CONAGUA published NOM-001-SEMARNAT-2021 (“NOM-001”) in the Mexican Official Gazette, establishing the maximum permissible levels of pollutants in wastewater discharges into national receiving bodies or into the soil or subsoil. This updated standard replaced NOM-001-SEMARNAT-1996 and, except for rules in connection with maximum permissible levels of contaminants for true color and acute toxicity which will be mandatory as of March 2026, the rest of the rules set forth in NOM-001 became effective on April 3, 2023. The new standard sets forth different parameters and revised permissible limits of pollutants in wastewater discharges which may require that we continue to implement specific programs in our facilities for purposes of complying with these new parameters and limits. We have implemented measurement and control systems for residual discharges, and we are currently in compliance with the updated standard. We do not anticipate that the adjustment to NOM-001 would represent a material cost that would affect our results of operations.

On December 19, 2024, the Agreement for the Human Right to Water and Sustainability, entered into by President Sheinbaum, SEMARNAT, the Secretary of Agriculture and Rural Development and CONAGUA was published in the Official Gazette, which aims at establishing public policy and regulatory measures in collaboration with local governments and the private sector in order to improve the efficiency in the use of water in all economic activities, avoid water pollution among others. In December 2025, a decree issuing a new General Law of Waters (Ley General de Aguas or “LGA”) was published. The new LGA is aimed at regulating the human right of access to potable water for human consumption. Under the LGA the municipalities are mandated to enact new regulations requirement projects to include works for the collection and recovery of storm water.

On the other hand, the amendments to the National Waters Law aim at strengthening the governance framework for management of water resources to be consistent with the new LGA. It introduces new concepts such as “hydric responsibility” which compliance will be a requirement for obtaining new water concessions as well as the extension of existing ones. It eliminates the regime of transfer of water rights and restricts the possibility to change the use of water. The new regulations for the amended National Waters Law are expected to be published during the second semester of 2026.

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

On the other hand, the General Climate Change Law (Ley General de Cambio Climático) and its Regulations on Matters of the National Emissions Registry set forth that stationary sources that generate 25,000 tons or more of CO2 equivalent per year are required to verify and report their direct and indirect emissions of greenhouse gases to the National Emissions Registry (Registro Nacional de Emisiones). In addition, the General Climate Change Law sets forth the creation of an emissions trading system. For such purposes, a 36-month Pilot Program of the Mexican Emissions Trading System (Programa de Prueba del Sistema de Comercio de Emisiones) was put in place on January 1, 2020, and ended on December of 2022. The final operative rules of the Mexican Emissions Trading System have not been published; however, once these are published SEMARNAT will establish mandatory emission caps, in accordance to the country’s greenhouse-gas-emissions reduction targets defined by the Mexican government. We will be legally obligated to meet those caps by then, either through mitigation measures or/and by acquiring Emission Reduction Certificates in the market. However, we cannot anticipate the impact that the mandatory emissions caps and the Emissions Trading Scheme will have on our operations in Mexico.

PROFEPA runs a voluntary environmental audit program, by means of which it issued Clean Industry Certificates (Certificados de Industria Limpia) for each one of all our airports in Mexico, later named as Environmental Quality Certificates (Certificado de Calidad Ambiental). These certificates confirm compliance with applicable Mexican environmental laws and regulations and remain valid to this date, provided that the corresponding renewal processes under PROFEPA’s voluntary environmental audit program are timely completed.

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

Other states have established local taxes on the emission of greenhouse gasses (such as Colima, Mexico City, Puebla, San Luis Potosi), and it is possible that other states where we operate airports (Quintana Roo, Oaxaca, Veracruz, Tabasco and Chiapas) will impose new environmental taxes, resulting in higher operation costs that may affect our financial condition. Currently, there is a proposed amendment to the Income Law for the State of Tabasco (Ley de Hacienda de Tabasco) that seeks to introduce a tax on air emissions tax applicable to fixed sources of emissions operating within the territory of the state of Tabasco. The proposal as it stands on this date would establish a fee equivalent to 5 UMAs (Unit of Measurement and Update) per ton emitted.

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

UNITED STATES REGULATORY FRAMEWORK

Sources of Regulation

The following are the primary, non-exclusive laws, regulations and instruments that govern the business and operation of the LMM Airport owned by Aerostar, our joint venture with PSP Investments, as well as our commercial operations at JFK, LAX and ORD Airports:

●	Federal Aviation Act of 1958, as enacted and amended and any regulations issued under it;
•	Federal Aviation Administration’s Airport Investment Partnership Program, as amended;
•	Part 139 Certification of Airports issued by the FAA;
•	United States Department of Transportation Regulation, 49 C.F.R. Part 23
•	Executive Order 13224 of September 23, 2001, Blocking Property and Prohibiting Transactions With Persons Who Commit, Threaten To Commit, or Support Terrorism
•	USA PATRIOT Act (including the anti-terrorism provisions thereof),
•	International Emergency Economic Powers Act, 50 U.S.C. §§ 1701, et seq.
•	Trading with the Enemy Act, 50 U.S.C. App. 1 et seq.
•	Title VI of the Civil Rights Act of 1964 (42 USC § 2000d et seq., 78 stat. 252)
•	49 CFR part 21
•	The Uniform Relocation Assistance and Real Property Acquisition Policies Act of 1970, (42 USC § 4601)
•	Section 504 of the Rehabilitation Act of 1973 (29 USC § 794 et seq.), as amended
•	The Age Discrimination Act of 1975, as amended (42 USC § 6101 et seq.)
•	Airport and Airway Improvement Act of 1982 (49 USC § 471, Section 47123), as amended
•	The Civil Rights Restoration Act of 1987 (PL 100-209)
•	Section 504 of the Rehabilitation Act of 1973
•	Titles II and III of the Americans with Disabilities Act of 1990, implemented by U.S. Department of Transportation regulations at 49 CFR parts 37 and 38;
•	The Federal Aviation Administration’s Nondiscrimination statute (49 USC § 47123) (
•	Executive Order 12898, Federal Actions to Address Environmental Justice in Minority Populations and Low-Income Populations
•	Executive Order 13166, Improving Access to Services for Persons with Limited English Proficiency, and resulting agency guidance
•	Title IX of the Education Amendments of 1972, as amended, (20 USC 1681 et seq).

•	Airport Security Program approved by the Transportation Security Administration (“TSA”);
•	Puerto Rico Public Private Partnership Act of June 8, 2009, as amended (“Act No. 29”);
•	LMM Lease among Aerostar and the PRPA, dated July 24, 2012, which entitles Aerostar to lease and operate the LMM Airport for an initial term of forty (40) years from February 27, 2013;
•	Airport Use Agreements dated February 27, 2013, which govern the relationship between Aerostar and the principal airlines serving the LMM Airport;
•

Terminal Commercial Management Concession Agreement for Terminals 2 and Tom Bradley International Terminal (T2/TBIT) of LAX, dated March 1, 2012, between the City of Los Angeles and ASUR US Commercial Airports LLC, as amended;

•	Terminal Commercial Management Concession Agreement for Terminals 1, 3 and 6 (T1/3/6) of LAX, dated June 22, 2012, between the City of Los Angeles and ASUR US Commercial Airports LLC;
•	Concession Redevelopment and Management Lease Agreement dated September 1, 2011, as amended from time to time, between the City of Chicago and ASUR US Commercial Airports LLC, as amended;
•

Concession Agreement effective June 10, 2022, between URW Airports JFK T1 LLC and JFK NTO LLC, governing the development and operation of retail and food and beverage concessions in the New Terminal One project;

•

JFK Terminal One Lease Agreement between the Port Authority of New York and New Jersey and JFK NTO LLC, which provides the underlying framework for the New Terminal One redevelopment project and establishes JFK NTO LLC’s rights and obligations;

•

Concession Agreement dated July 1, 2023, between American Airlines, Inc. and JFK T8 JV LLC, governing the development, management and operation of retail and food & beverage concessions in Terminal 8; and

•	Privilege Permit dated July 1, 2024, between the Port Authority of New York and New Jersey and JFK T8 JV LLC, authorizing non-exclusive use of Port Authority property for concession operations.

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

The Federal Aviation Administration’s Airport Investment Partnership Program

The FAA’s Airport Investment Partnership Program, formerly known as the Airport Privatization Program, was established as a means of generating capital for airport improvement and development. Through the program, private companies may own, manage, lease and develop public airports. The 2012 Reauthorization Act (the “2012 Act”) increased the number of airports that can participate in the program from five to ten. The 2012 Act also authorized the FAA to permit up to 10 public airport sponsors to sell or lease an airport with certain restrictions and to exempt the sponsors from certain federal requirements that could otherwise make privatization impractical. Under this program, the airport’s owners or lease holders may be exempt from repayment of federal grants, return of property acquired with federal assistance and the use of proceeds from the airport’s sale or lease to be used exclusively for the airport’s purposes. The 2012 Act also provides that a private operator may receive Airport Improvement Program and discretionary grants, collect Passenger Facility Charges and charge reasonable fees, provided that the airport demonstrates compliance with nine key statutory and regulatory conditions, including applicable Airport Improvement Program grant assurances, Passenger Facility Charges assurances, and assurances that it will not “unjustly discriminate,” that the operation of the airport will not be interrupted, that fees imposed on general aviation operators will not increase faster than fees for air carriers, and that collective bargaining agreements for airport employees will not be abrogated. The pilot program began in September 1997. The 2018 Reauthorization Act (the “2018 Act”) renamed the program the Airport Investment Partnership Program and removed the restriction on the number and type of public airports that may participate. The 2018 Act, among other things, permitted public sponsors and private operators to manage an airport jointly. As of December 31, 2025, there were two approved airports (including the LMM Airport).

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

Role of the Transportation Security Administration

The TSA is an agency of the U.S. Department of Homeland Security that was created after the terrorist attacks of September 11, 2001 to strengthen the security of U.S. transportation systems. The TSA is responsible for security at U.S. airports and has deployed a federal workforce to screen all commercial airlines passengers and baggage. The TSA also regulates aviation security. The TSA employs a risk-based strategy to secure U.S. transportation systems. As of January 2026, the TSA had approximately 50,000 security officers who screened more than 2.5 million passengers each day at nearly 440 federalized airports throughout the United States.

Environmental Matters

Our business in the United States is subject to U.S. federal and state laws and regulations relating to the protection of the environment. The principal federal environmental laws include the federal Clean Air Act, governing air emissions, the federal Clean Water Act, governing wastewater and storm water discharges, the federal Resource Conservation and Recovery, governing waste management.

In Puerto Rico, our LMM Airport business is subject to various Puerto Rico laws and regulations administered by the Puerto Rico Department of Natural and Environmental Resources (“DNER”). The LMM Airport maintains several environmental permits, including an operating permit for air emissions and non-hazardous waste generator and transporter registrations issued by the Puerto Rico Environmental Quality Board (an agency that has since been merged into the DNER), a storm water permit and hazardous waste generator registration issued by the U.S. Environmental Protection Agency (“EPA”), a wastewater discharge authorization issued by the Puerto Rico Aqueduct and Sewer Authority, and a used oil storage permit issued by the local municipality.

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

We do not expect that compliance with the applicable U.S. federal or state environmental laws and regulations will have a material effect on our financial condition or results of operations. There can be no assurance, however, that environmental laws and regulations or the enforcement thereof will not change in a manner that could require us to make additional capital contributions to Aeropuertos de Cancún or Aerostar, which could have a material adverse effect on our income derived from these entities.

Puerto Rico Regulatory Framework

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

The Airport Use Agreements entitle Aerostar to the following total annual contributions from the airlines serving the LMM Airport:

●	For the first partial year of the term (i.e., the year ending December 31, 2013), U.S.$62.0 million multiplied by the number of days of the term in that year over the number of days in that year.
●	For the five full years of the term, U.S.$62.0 million per year.
●	For the remaining full years of the term, the total annual contribution for the prior year, adjusted for inflation based on the U.S. non-core consumer price index. For the year ended December 31, 2025, the total annual contribution was U.S.$ 76.8 million.

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

Aerostar is also required under the Airport Use Agreements to complete certain initial capital projects, such as construction of new access roads and all necessary utilities, relocation of certain terminal baggage inspection facilities, replacement of stairwells in the LMM Airport parking garage, replacement of failed pavement in taxiways, update of airline location signs on access roads and terminal entrances and repair roof leaks in all LMM Airport terminals, among others. These initial capital projects were necessary to bring the condition of the LMM Airport to a high level consistent with the Operating Standards (described below). If the aggregate cost incurred by Aerostar for performing all required initial capital projects is less than U.S.$34.0 million, the Signatory Airlines have the right to require that Aerostar expend an amount equal to the difference between the costs incurred in performing the initial capital projects and U.S.$34.0 million toward completing other capital projects approved by the Signatory Airlines without adjusting the annual contribution the Signatory Airlines must pay Aerostar under the Airport Use Agreements. As of December 31, 2025, most of these initial capital projects have been completed, and those still in process are included in the short to medium term investment plan schedule.

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

New York Regulatory Framework

Role of the Port Authority of New York and New Jersey

The Port Authority of New York and New Jersey (the “Port Authority”) is a bi-state agency which manages transportation and trade infrastructure, including major airports, bridges, tunnels, ports, and rail systems in New York and New Jersey. The Port Authority is the underlying landlord for JFK, including for both Terminal 1 (through its lease with JFK NTO LLC, the Operator) and Terminal 8 (through its lease with American Airlines and through a separate non-exclusive Privilege Permit with the concessionaire). For Terminal 8, the Port Authority’s consent is required for the acquisition by a third party of the beneficial ownership of 30% or more of the equity or voting power of the concessionaire, and such consent cannot be unreasonably withheld, conditioned or delayed. To complete the acquisition of URW’s business, we obtained the consent of the Port Authority on October 6, 2025.

Concession Agreements

On December 11, 2025, ASUR US Commercial Airports acquired ASUR Airports LLC and assumed responsibility of its obligations under each concession agreement. ASUR Airports LLC, through its entity ASUR Airports JFK T1, and JFK NTO LLC (the “Operator”) entered into a concession agreement (the “JFK NTO Concession Agreement”) effective June 10, 2022, requiring an uncapped parent company guaranty and a minimum U.S.$10.0 million investment to activate the concessions program (approximately U.S.$6.7 million for Phase A opening in June 2026), with the Operator reimbursing up to U.S.$12.0 million in documented soft costs. The Operator leases Terminal 1 from the Port Authority under a separate lease for the terminal’s demolition, replacement, and operation.

American Airlines and JFK T8 JV entered into a concession agreement (the “JFK T8 Concession Agreement”) on July 1, 2023, requiring an uncapped parent company guaranty, a U.S.$1.0 million letter of credit to American Airlines, and a separate U.S.$3.7 million letter of credit to the Port Authority under a July 1, 2024 Privilege Permit.

The JFK NTO Concession Agreement

Financial Obligations

The development of JFK NTO is split into “Phase A” and “Phase B”. ASUR Airports JFK T1 is required to invest at least U.S.$10 million of its own funds in projects to activate the commercial concessions program at JFK T1 (the “Concessions Program”). This investment includes funds directed at leasing efforts, recruitment of sublessees and other similar costs. The investment must be allocated directly to various sublessees, including, among others, to build capacity for local businesses to participate in the Concessions Program, building awareness and future opportunities, developing a local business pipeline and making available education and training opportunities.

However, the Operator must reimburse URW Airports JFK T1 for reasonable and documented internal and third party costs arising from URW Airports JFK T1’s efforts to activate the Concessions Program up to an aggregate amount of U.S.$12.0 million. This reimbursement is for “soft costs,” which are distinct from the required U.S.$10.0 million investment in the actual activation of the Concessions Program. If any of the phase opening dates of the Concessions Program occur after the scheduled opening date of such phase, the amount of reimbursement for such “soft costs” is increased by an amount reasonably agreed by the parties.

Phase A contains the largest portion of the terminal’s commercial areas, accounting for about 67.8% of the total project’s commercial space. Phase A is scheduled to open in 2026.

Phase B contemplates additional new gates (depending on what type of gate is constructed) with additional complementary concessions.

Change of Control

The transfer of more than 50% of the equity interest in the tenant does not require the consent of the Operator, provided that (i) 30-day prior written notice is given to the Operator, (ii) the transferee is an Eligible Contractor Assignee, and (ii) each parent company guaranty remains in effect (with the option for the transferee the provide a replacement guaranty). An Eligible Contract Assignee is a person that (a) is sufficiently financially responsible to support the obligations of ASUR Airports JFK T1 under the JFK NTO Concession Agreement, (b) has all necessary expertise to perform ASUR Airports JFK T1’s obligations, (c) is a direct assignee and assumes all obligations under the JFK T1 Concession Agreement, and (d) is not subject to certain sanctions.

The JFK T8 Concession Agreement

Investment Obligations

The JFK T8 Concession Agreement contemplates several investment obligations. Notably, it requires the JFK T8 JV to spend (or cause subtenants to spend) at least U.S.$104.0 million in capital expenditures and investment in the construction and installation of improvements during the first three years of the agreement’s term (i.e., by mid-2026). It also requires the JFK T8 JV to spend (or cause subtenants to spend) at least $21 million on “Key Money” (U.S.$2.5 million), “Concession Area Base Work” (i.e., common area improvements, retail incubator spaces and kiosks, and digital hardware and infrastructure) (U.S.$17.3 million) and “Mid-Term Reinvestments” (U.S.$1.2 million).

Change of Control

The JFK T8 Concession Agreement requires the consent of American Airlines and the Port Authority in the event of the acquisition by a third party of the beneficial ownership of 30% or more of the equity or voting power of the JFK T8 JV. Such consent cannot be unreasonably withheld, conditioned or delayed. The JFK T8 Concession Agreement only includes the following specific requirements regarding the entity acquiring control over JFK T8 JV: (i) the JFK T8 JV and its affiliates must always be in compliance with OFAC (i.e., not a person restricted from doing business with the Port Authority under the regulation of the Office of Foreign Assets Control of the US Department of the Treasury) or under other applicable law, and (ii) the cannot be a “Prohibited Person” (i.e., persons under certain US sanctions or restrictions, a list of which is provided in the Privilege Permit).

Illinois Regulatory Framework

Role of the Chicago Department of Aviation and Chicago City Council

The City of Chicago, through the Chicago Department of Aviation (“CDA”) and the Chicago City Council, oversees and manages ORD, including the approval of airport concession agreements and changes of control of concessionaires. The City of Chicago is the landlord and concession counterparty for the Terminal 5 retail and food and beverage concession at ORD. For a change of control involving the transfer of all interests in the concessionaire, City Council consent is required, with the consent request to be submitted at least 120 days before the proposed transfer. To complete the acquisition of the mainland-U.S. airports business, we obtained the consent of the City of Chicago on September 25, 2025.

Concession Agreement

On December 11, 2025, ASUR US Commercial Airports acquired ASUR Airports LLC and assumed responsibility of its obligations under each concession agreement. ASUR Airports LLC and the City of Chicago entered into a concession redevelopment and management lease agreement on September 1, 2011 for Terminal 5, which was amended on March 15, 2021 to grant certain COVID-19 pandemic relief measures. The ORD Concession Agreement does not contemplate a guarantee agreement, but requires a “security deposit” in the form of an irrevocable standby letter of credit equal to three months’ worth of the first lease year’s minimum annual guaranteed rent. On March 4, 2025, ASUR Airports LLC and the City of Chicago agreed to extend the ORD Concession Agreement for an additional five years, with the new termination date of June 8, 2039.

Change of Control

The ORD Concession Agreement requires the consent of (i) the City Council of Chicago if all of the interests in the concession holder are transferred or (ii) the commissioner of the Chicago Department of Aviation if less than all of the interests in the concession holder are transferred (the change of control or transaction in both (i) and (ii) is considered to be a “Transfer”).

A written request for consent to the City Council of Chicago must be made at least 120 days prior to the proposed Transfer, unless the City of Chicago determines that more time is required. All reasonable costs and expenses incurred by the City of Chicago in connection with processing its consent to a proposed transfer are payable to the City of Chicago as additional rent. Further, the ORD Concession Agreement contemplates that in case of Transfer where the fees or rent payable to the tenant exceed the rent under the agreement payable by tenant to the City of Chicago, the difference is due by the tenant to the City as additional rent.

California Regulatory Framework

Role of Los Angeles World Airports (“LAWA”) and the Board of Airport Commissioners

The City of Los Angeles, through Los Angeles World Airports (“LAWA”) and the Board of Airport Commissioners, oversees and manages LAX, including the approval of airport concession agreements and changes of control of concessionaires. The City of Los Angeles is the landlord and concession counterparty for the Terminal 2, Tom Bradley International Terminal (TBIT), and Terminals 1, 3, and 6 retail and food and beverage concessions at LAX. For a change of control involving the transfer of 50% or more of the interests in the concessionaire, consent from the City of Los Angeles, acting through its Board of Airport Commissioners, is required. To complete the acquisition of the mainland-U.S. airports business, we obtained the consent of the City of Los Angeles on December 4, 2025.

Concession Agreements

On December 11, 2025, ASUR US Commercial Airports, completed the acquisition of ASUR Airports LLC and assumed responsibility of its obligations under each concession agreement. ASUR Airports LLC and the City of Los Angeles entered into two terminal commercial management concession agreements: one effective as of March 1, 2012 regarding Terminal 2 and Tom Bradley International Terminal (TBIT), and another one effective as of June 22, 2012 regarding Terminals 1, 3 and 6, which has been amended seven times (the “LAX Concession Agreements”). Each LAX Concession Agreement requires a guarantee agreement and a “faithful performance guarantee” in the form of a letter of credit equal to two months’ worth of the prior year’s minimum annual guaranteed rent (MAGR). In 2025, the parties entered into amendments to extend the LAX Concession Agreements through June 30, 2038 (with potential extension to June 30, 2040), requiring: reimagined facilities, new service and data transparency standards, Management Fee payments tied to customer satisfaction scores, pop-up and incubator tenant programs, new brands and reconcepts and mid-term refurbishment projects to be completed by January 31, 2028 ahead of the 2028 Olympic Games, with a projected investment of at least U.S.$20 million.

Change of Control

The LAX Concession Agreements require the consent of the City of Los Angeles, acting through its Board of Airport Commissioners (the “Board”) in the event of a transfer of 50% or more of the interests in the company. As a result, the City of Los Angeles’ consent was required for the acquisition. Consent requires a written request for consent to be sent to the Board, which should include (i) the proposed documentation evidencing the transfer, (ii) the name and address of the proposed transferee, (iii) the nature and character of the business of the proposed transferee, and (iv) current financial statements of the transferee, as well as those for the past three years (audited to the extent available and prepared in accordance with generally acceptable accounting principles). The LAX Concession Agreements do not provide specific requirements regarding the entity acquiring control over the company. The LAX Concession Agreements provide that in case of “Transfer” (which includes changes of control) a “transfer premium” needs to be paid by the tenant to the City of Los Angeles, in an amount equal to 20% of the consideration received by the tenant as a result of the “Transfer” over and above the amount of tenant’s rental and other payment due to the City of Los Angeles (with certain exclusions).

Investment Obligations

The LAX Concession Agreements require capital expenditures for the refurbishment of the premises, plus the addition of various customer service improvement and reconcepting strategies.

The Company must invest no less than $20 million and, if the Company invests additional capital, and the reimagined facilities and Mid-Term Refurbishment are completed successfully on time, the LAX Concession Agreements can be extended by the City for up to two additional years (until June 30, 2040).

COLOMBIAN REGULATORY FRAMEWORK

Applicable Law in Colombia

The following are the principal laws, regulations and instruments that govern the operation of our Colombian airports:

●	the concession that entitles Airplan to operate our Colombian airports, which was granted on March 13, 2008,
●	Law 12 of 1947, enacted on October 23, 1947;
●	Law 80 of 1993, enacted on October 28, 1993;
●	Law 105 of 1993, enacted on December 30, 1993;
●	Law 336 of 1996, enacted on December 20, 1996;
●	Law 1150 of 2007, enacted on July 16, 2007;
●	Law 1474 of 2011, enacted on July 12, 2011;
●	Law 1508 of 2012, enacted on January 10, 2012;
●	Law 1955 of 2019, enacted on May 25, 2019;
●	Law 2294 of 2023, enacted on May 19, 2023;
●	Decree 1079 of 2015, enacted on May 26, 2015; and
●	decrees and resolutions governing aeronautical activity enacted by the Colombian Ministry of Transportation and Aerocivil, including the Aeronautical Regulations of Colombia (Reglamentos Aeronáuticos de Colombia), issued by the Aerocivil.

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

Role of the Olaya Herrera Airport Public Authority

The Olaya Herrera Airport Public Authority (Establecimiento Público Aeropuerto Olaya Herrera, or “AOH”), is a municipal public entity that, together with Aerocivil, granted the concession to Airplan in 2008. The AOH has jurisdiction over the physical location of the Enrique Olaya Herrera Airport in Medellín. The AOH executed an administrative contract with Aerocivil in 2007 to grant the Airplan concession. The AOH managed the concession jointly with Aerocivil and, after the substitution of Aerocivil for ANI to the 2007 administrative contract, does so with ANI. Pursuant to Decree 2299 of 2001, the purpose and function of AOH is the administration and development of a property granted to the municipality of Medellín for the operation of airport facilities. In order to achieve this mandate, the AOH is legally entitled to partner with individuals and public and private legal entities.

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

On March 26, 2026, Airplan entered into Addendum No. 27 (Otrosí 27) to the concession agreement with ANI and the AOH (collectively, the “Grantors”), authorizing the execution of a project (the “Immediate Interventions to Address Unexpected Demand”) at José María Córdova International Airport. The project covers a series of capacity expansion and service-level improvement works, including domestic and international check-in facilities, a departing baggage handling system, security checkpoints, remote boarding areas, new aircraft platforms and immigration facilities. The estimated capital expenditure for this project is COP 164,611 million in current pesos (equivalent to COP 65,934 million in constant January 2007 pesos).

The addendum provides for the compensation of capital expenditures, operating expenditures, replacement expenditures, and other investments associated with the project through an increase in the Expected Regulated Revenue (Ingreso Regulado Esperado, or “IRE”) using a marginal cash flow model, for a total IRE increase of COP 167,069 million in constant January 2007 pesos. In connection therewith, the addendum nullifies and replaces the external financing mechanism previously established under Addendum No. 26, with all project compensation to be provided exclusively through the increase in IRE.

Addendum No. 27 further modifies the concession’s existing threshold framework for supplementary works by replacing references to “Initial Expected Regulated Revenues” (Ingreso Regulado Esperado Inicial) with “Projected Expected Regulated Revenues” (Ingreso Regulado Esperado Proyectado, or “IREP”), allowing new investments to be incorporated without the prior threshold operating as a structural constraint and establishing the maximum concession term of May 15, 2048 as the sole operative limit on future additions. Finally, the addendum establishes a joint working group framework between Airplan and the Grantors to analyze, prioritize and incorporate future infrastructure improvements at the other airports covered by the concession, with a view to ensuring continuity of service and addressing ongoing infrastructure needs across the airport network.

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

The following table presents a summary of the investment commitments for our Colombian airports as of December 31, 2025.

Committed Investments at Our Colombian Airports

Airport	Project Description	Amount Invested (in millions of COP$)	Status as of December 31, 2025
Montería	Runway renovation	10,762.2	Completed
Corozal	Runway renovation	5,757.5	Completed
Medellín (Rionegro)	Runway renovation	28,304.3	Completed
Medellín	Runway renovation	8,321.3	Completed
Quibdó	Runway renovation	16,322.1	Completed
Carepa	Runway renovation	13,622.5	Completed
Medellín (Rionegro)	Expansion of domestic departures passenger terminal	22,588.6	Completed
Medellín (Rionegro)	Expansion of international departures passenger terminal	25,492.5	Completed
Medellín (Rionegro)	Connections building	23,456.5	Completed
Medellín (Rionegro)	Expansion of international platform	37,749.4	Completed
Medellín (Rionegro)	Expansion of cargo terminal	99,725.2	Completed
Quibdó	Expansion of passenger terminal	10,727.7	Completed
Quibdó	Construction of shopping center, hotel and library	75,509.5	Completed
Quibdó	Expansion of runway and platform	86,041.8	Completed
Montería	Expansion of passenger terminal	29,288.8	Completed

Non-mandatory Investments

In 2023, 2024 and 2025, we made certain non-mandatory investments in our Colombian airports, such as the acquisition of furniture, computer equipment, machinery, telecommunications, among others.

The following is a table with the summary of such non-mandatory investments:

	Payment of non-mandatory investments
	( in million )
	2023		2024		2025
Airport	COP	USD(1)	COP	USD(2)	COP	USD(3)
José María Córdova International Airport	2,015.23	0.53	3,245.88	0.74	1,280.63	0.34
Enrique Olaya Herrera Airport	385.72	0.10	968.90	0.22	211.22	0.06
Los Garzones Airport	340.10	0.09	216.42	0.05	2,375.46	0.63
El Caraño Airport	184.67	0.05	815.10	0.18	91.46	0.02
Antonio Roldán Betancourt Airport	316.53	0.08	216.20	0.05	77.42	0.02
Las Brujas Airport	271.59	0.07	97.00	0.02	32.77	0.01
TOTAL	3,513.84	0.92	5,559.50	1.26	4,068.96	1.08
(1)

These amounts have been translated at the rate of COP$ 3,822.05 per U.S.$1.00, which corresponds to the Colombian Peso Market Exchange Rate (Tasa de cambio representativa del mercado) as of December 31, 2023.

(2)

These amounts have been translated at the rate of COP$ 4,409.15 per U.S.$1.00, which corresponds to the Colombian Peso Market Exchange Rate (Tasa de cambio representativa del mercado) as of December 31, 2024.

(3)

These amounts have been translated at the rate of COP$ 3,757.08 per U.S.$1.00, which corresponds to the Colombian Peso Market Exchange Rate (Tasa de cambio representativa del mercado) as of December 31, 2025.

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

Under Law 1682 of 2013, concession holders assume responsibility for obtaining the necessary administrative authorizations to initiate activities under the concession agreement, including environmental licenses and permits. According to Decree 1076 of 2015, environmental licenses are required for both international and domestic airport projects, under the jurisdiction of the ANSLA and the Regional Autonomous Corporations, respectively, during both construction and operational phases. Airports that are not classified as national or international do not require environmental licenses, although they may still be subject to environmental obligations, such as permits,authorizations for the use of renewable natural resources or environmental plans filed with the ANI. Such environmental plans serve as guidance for the ANI and for environmental authorities to perform environmental oversight and follow-up on the various concession activities.

Modifications of existing environmental laws and regulations or the adoption of more stringent environmental laws and regulations in Colombia may result in the need for investments that are not currently provided for in our capital expenditures program and may otherwise result in a material adverse effect on our business, results of operations or financial condition.

Law 2173 of 2021 requires medium-sized and large companies registered in Colombia to implement tree planting programs. To date, this law has not entered into force because it has not been regulated by the Ministry of Environment and Sustainable Development through Resolution 1491 of 2025. This resolution defines the companies subject to compliance with the regulation, which are required to plant a minimum of two trees for each employee with an active employment contract as of December 31st of the immediately preceding year, in accordance with the provisisions of Article 22 of the Colombian Substantive Labor Code. The Resolution also establishes that this obligation must be fulfilled in areas designated by the environmental or district authority as “areas of life,” pursuant to a planting plan previously approved by the competent authority.

On July 11, 2024, by means of Decision C-280 of 2024, the Constitutional Court of Colombia declared the conditional constitutionality of the second paragraph of Article 57 of Law 99 of 1993, requiring private individuals to evaluate climate change impacts in their Environmental Impact Assessments (EIA). This requirement became enforceable for environmental license applications or renewals submitted as of August 1, 2025. As of the date of this report, the Ministry of Environment and Sustainable Development has not issued the terms of reference for the environmental impact assessment that incorporates climate change considerations, which has made it difficult for entities to implement the Constitutional Court’s decision. Aditionally, in November 2024, the Ministry of Environment and Sustainable Development published a draft resolution establishing a new methodology for the preparation of environmental studies, which includes aspects related to climate change; however, this regulation has not yet been formally issued and will apply to new applicants for environmental licenses. At present, Airplan is not required to amend its Environmental Management Plan, as the airport operates under an approved Environmental Management Plan and is not subject to an environmental licensing regime. Accordingly, Decision C-280 of 2024 does not impose immediate obligations on Airplan. However, should an Environmental Impact Assessment be required in the future in connection with a project subject to environmental licensing, climate change will be duly considered as a relevant environmental factor, in line with the Constitutional Court’s ruling.

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

ORGANIZATIONAL STRUCTURE

The following table sets forth our material consolidated subsidiaries as of December 31, 2025, including our direct and indirect ownership interest in each:

Subsidiary	Ownership Interest	Place of Organization
Aeropuerto de Cancún, S.A. de C.V.	100%	Mexico
Aeropuerto de Cozumel, S.A. de C.V.(1)	100%	Mexico
Aeropuerto de Mérida, S.A. de C.V.	100%	Mexico
Aeropuerto de Huatulco, S.A. de C.V.(2)	100%	Mexico
Aeropuerto de Oaxaca, S.A. de C.V.	100%	Mexico
Aeropuerto de Veracruz, S.A. de C.V.(3)	100%	Mexico
Aeropuerto de Villahermosa, S.A. de C.V.	100%	Mexico
Aeropuerto de Tapachula, S.A. de C.V.(4)	100%	Mexico
Aeropuerto de Minatitlán, S.A. de C.V.(5)	100%	Mexico
Aerostar Airport Holdings, LLC (6)	60%	Commonwealth of Puerto Rico
Sociedad Operadora de Aeropuertos Centro Norte S.A.(7)	100%	Colombia
Servicios Aeroportuarios del Sureste, S.A. de C.V.	100%	Mexico
RH Asur, S.A. de C.V(8).	100%	Mexico
ASUR Commercial Airports LLC	100%	Delaware
(1)	As of December 31, 2025, Aeropuerto de Cancún, S.A. de C.V., has an 18.1% equity participation in this airport.
(2)	As of December 31, 2025, Aeropuerto de Cancún, S.A. de C.V., has a 18.4% equity participation in this airport.
(3)	As of December 31. 2025, Aeropuerto de Cancún, S.A. de C.V., has a 30.0% equity participation in this airport.
(4)	As of December 31. 2025, Aeropuerto de Cancún, S.A. de C.V., has a 8.7% equity participation in this airport.
(5)	As of December 31, 2025, Aeropuerto de Cancún, S.A. de C.V., has a 19.7 equity participation in this airport.
(6)	As of December 31, 2025, Aeropuerto de Cancún, S.A. de C.V, has a 60.0% equity participation in this entity. On June 1, 2017, we began to consolidate Aerostar results into our financial statements.
(7)	As of December 31, 2023, Aeropuerto de Cancún, S.A. de C.V., has a 100% equity participation in this group. On October 19, 2017, we began to consolidate Airplan results into our financial statements.
(8)	As of December 31, 2025, Aeropuerto de Cancún, S.A. de C.V., has a 100% equity participation in this group.

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

Overview

We operate nine airports in the southeastern region of Mexico under concessions granted by the Mexican government, six airports in Colombia under concessions granted by the Colombian government and the LMM Airport in San Juan, Puerto Rico and as of December 11, 2025, Terminals 1, 2, 3, 6, Tom Bradley International Terminal and Tom Bradley International Terminal West at LAX, Terminal 5 at ORD, and Terminal 8 and New Terminal One at JFK in the mainland United States (Los Angeles, Chicago and New York).

The majority of our revenues are derived from providing aeronautical services, which are generally related to the use of our airport facilities by airlines and passengers. For example, in 2023, 2024 and 2025, 59.0%, 59.3% and 52.1%, respectively, of our total revenues were derived from aeronautical services. Changes in our revenues from aeronautical services are principally driven by passenger and cargo volume at our airports. Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge at our Mexican airports under the price regulation system established by the Ministry of Infrastructure, Communications and Transportation. The system of price regulation that applies to our aeronautical revenues from our Mexican airports allows us to charge up to a maximum rate for each unit of traffic volume (which is measured in workload units) at each airport. Thus, increases in aeronautical services, such as passenger and cargo volume, and therefore the number of workload units that we handle, tend to generate greater revenues.

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

Recent Developments

Acquisition of URW Airports, LLC

On July 30, 2025, our subsidiary ASUR US Commercial Airports, LLC, entered into a purchase agreement with Unibail-Rodamco-Westfield’s wholly-owned subsidiary Westfield Development, Inc. to acquire all of the issued and outstanding equity interest of URW Airports, LLC for an enterprise value of US$295 million. As of December 11, 2025, the purchase price was adjusted to US$308 million. The acquired business manages select commercial programs at several U.S. airports, including Terminals 1, 2, 3, 6, Tom Bradley International Terminal and Tom Bradley International Terminal West at LAX, Terminal 5 at ORD, and Terminal 8 and New Terminal One at JFK. The transaction closed on December 11, 2025. The acquisition represents our strategic expansion into the U.S. airport retail concessions market. We funded the transaction with cash on hand and a secured financing from JPMorgan Chase Bank, N.A. to maintain liquidity. See “Business Overview—U.S. Mainland Airports” for additional description of the acquired businesses.

Pursuant to the purchase agreement between URW Airports and ASUR US Commercial, the buyer may request an adjustment to working capital from the seller. This adjustment would impact the transaction price, and the buyer would be required to pay or receive the amount determined by this adjustment, based on evidence available 90 days after the closing date of the transaction. For additional information on purchase price allocation, see note 1.1 to our Financial Statements.

Acquisition of Companhia de Participações em Concessões (CPC Aeroportos)

On November 18, 2025, Aeropuerto de Cancún entered into a purchase agreement with Motiva Infraestrutura de Mobilidade S.A. to acquire up to 100% of the shares representing the capital stock of Companhia de Participações em Concessões (CPC Aeroportos), for approximately US$936 million. CPC Aeroportos is an operator of 20 airports in Latin America, including 17 in Brazil, one in Costa Rica, one in Ecuador and one in Curaçao, and is a wholly-owned subsidiary of Motiva de Infraestructura de Mobilidade, S.A. This transaction is expected to expand our international network, increase passenger traffic, and increase its exposure to other regions by adding four new markets in Latin America and the Caribbean, including Brazil, currently the largest aviation market in Latin America in terms of passenger traffic. The closing of the transaction, which is expected to occur during the second quarter of 2026, is subject to customary conditions precedent, including various regulatory approvals related to airport infrastructure and economic competition in Brazil. We expect to secure financing from JPMorgan Chase Bank, N.A. to fund the transaction, in addition to cash on hand.

We participated in a tax amnesty program implemented by the Mexican federal government

When bidding was concluded for the shares of the Mexican airport group that became ASUR, the Ministry of Infrastructure, Communications and Transportation agreed that the concessionaire could amortize the value of the concession at an annual rate of 15.0% for tax purposes. Contrary to this decision, in February 2012, the Ministry of Finance and Public Credit determined that this agreement was invalid and that the rate should instead be 2.0%. We filed an appeal in April 2012 to overturn this determination. In May 2013, while our appeal was pending, the Mexican federal government implemented a tax amnesty program for federal taxes, in which we participated by paying Ps. 128.3 million to settle the claim with the Ministry of Finance and Public Credit solely with respect to income taxes. Our participation in the tax amnesty program, however, had no impact on our separate appeal of the amount of distributions owed by the Company under the mandatory employee statutory profit - sharing regime established by Mexican federal labor laws. In September 2023, Quintana Roo’s Tax Authority determined that the Company owed Ps. 99.8 million in distributions under the mandatory employee statutory profit - sharing regime. We have appealed this resolution via an annulment action which, as of April 16, 2026, is still pending to be resolved. If we were to lose the appeal, we estimate that we would be required to pay an additional Ps. 99.8 million in distributions under the mandatory employee statutory profit - sharing regime.

Note on URW Airports Acquisition

On December 11, 2025, we, through our subsidiary ASUR US Commercial Airports LLC completed the acquisition of URW Airports. As a result, the consolidated financial statements of the Company for the year ended December 31, 2025 include the results of operations and financial position of ASUR US Commercial Airports LLC only for the period from December 11, 2025 to December 31, 2025 (the “Stub Period”), representing approximately 20 days of consolidated operations.

Given the limited duration of the Stub Period (and therefore the limited contribution of ASUR US Commercial Airports LLC to the Company’s consolidated results of operations, financial position, and cash flows for the year ended December 31, 2025), the discussion and analysis of the Company’s operating and financial results set forth in this Item 5 does not separately address the financial contribution of ASUR US Commercial Airports LLC during the year ended December 31, 2025. Investors should note that the financial results for the year ended December 31, 2025 are therefore not fully reflective of the ongoing consolidated results of the Company following the acquisition, and the results of ASUR US Commercial Airports LLC will be reflected on a full-year basis in the Company’s consolidated financial statements for the year ending December 31, 2026.

In accordance with International Financial Reporting Standard 3 “Business Combinations” (IFRS 3), the URW Airports acquisition is considered a business combination and, therefore, has been recorded using the purchase method established in IFRS 3. The acquisition was recorded by allocating the total of the assets acquired and liabilities assumed, based on the fair values determined at the acquisition date. The excess of the acquisition cost over the net fair values of the assets acquired and liabilities assumed has been recorded as goodwill. For additional information on purchase price allocation, see note 1.1 to our Financial Statements.

Passenger Traffic Volume and Composition

Our principal source of revenues at our Mexican and Colombian airports is passenger charges collected from airlines for each passenger departing from the airport terminals we operate (excluding diplomats, infants and transfer and transit passengers). In 2023, 2024 and 2025, passenger charges represented 77.4%, 77.8% and 79.2% of our aeronautical services revenues and 45.7%, 46.1% and 41.3%, respectively, of our consolidated revenues. Accordingly, the main factor affecting our results of operations is the number of passengers using our airports.

Volumes in Mexico

In 2023, 2024 and 2025, approximately 48.9%, 47.8% and 48.5%, respectively, of the passengers traveling through our Mexican airports were domestic. The total number of Mexican domestic passengers for 2025 decreased 0.6% as compared to 2024. In 2023, 2024 and 2025, 51.1%, 52.2% and 51.5% of the passengers traveling through our Mexican airports were international. During 2023, 2024 and 2025, 27.8%, 29.6% and 27.3%, respectively, of our total revenues were derived from passenger charges collected from international passengers traveling through our airports.

Of the international passengers traveling through our Mexican airports, a majority have historically traveled on flights to or from the United States. In 2023, 2024 and 2025, for example, 31.6%, 32.4% and 31.6% of the total passengers and 61.8%, 62.2% and 61.3%, respectively, of the international passengers traveling through our Mexican airports arrived or departed on flights originating in or departing to the United States. As a consequence, our results of operations are substantially influenced by U.S. political, economic and other conditions, particularly trends and events affecting leisure travel and consumer spending. For more information on the potential influence of U.S. political and economic conditions, see “Item 3—Key Information—Risk Factors—Changes in U.S. immigration and border policy could adversely affect passenger traffic to and from Mexico and Colombia.”

In 2025, we had 40.6 million passengers travel through our Mexican airports.

Volumes in Puerto Rico

The majority of passenger traffic volume in the LMM Airport consists of domestic passengers traveling from the mainland United States. In 2025, 87.3% and 12.7% of the passengers traveling through the LMM Airport were domestic and international, respectively. As with Mexico, our results in Puerto Rico are substantially influenced by economic and political developments in the United States. For more information, see “Item 3—Risk Factors—Risks Related to Our Operations—Hurricanes and other natural disasters have adversely affected our business in the past and could do so again in the future.”

In 2025, we had 13.6 million passengers travel through the LMM Airport.

Volumes in Colombia

The majority of passenger traffic volume in our Colombian airports consists of domestic passengers. In 2025, 76.5% and 23.5% of the passengers traveling through our Colombian airports were domestic and international, respectively. Of the international passengers traveling through our Colombian airports, approximately 34.4% traveled on flights originating in or departing to the United States. Similar to Mexico and Puerto Rico, our results in Colombia may be influenced by economic and political developments in the United States.

In 2025, we had 17,320.4 thousand passengers travel through our Colombian airports.

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

In 2023, 2024 and 2025, 61.5%, 62.1% and 52.5%, respectively, of our total revenues from our Mexican operations and 6.5%, 6.5% and 5.7%, respectively, of our revenues from non-aeronautical services at our Mexican airports were earned from regulated sources of revenues. Revenues associated with leased space in our terminals (other than space leased to airlines and other space deemed essential to our Mexican airports by the Ministry of Infrastructure, Communications and Transportation) and construction revenues are currently not regulated under the price regulation system established by the Ministry of Infrastructure, Communications and Transportation in Mexico. In 2025, 71.7% of our total revenues from our Colombian operations were earned from regulated sources of revenues. Aerocivil in Colombia establishes the tariffs applicable to regulated sources of revenue at our Colombian airports.

The following table sets forth our revenues for the years ended December 31, 2023, 2024 and 2025.

	Year ended December 31,
	2023		2024		2025

	(millions of Mexican pesos)
	Amount	Percent	Amount	Percent	Amount	Percent
Regulated Revenues:
Airport Services(1)	15,670.4	60.7%	19,050.0	60.8%	19,794.8	53.2%
Non-regulated Revenues:
Access fees from non-permanent ground transportation(3)	102.0	0.4%	108.9	0.3%	114.0	0.3%
Car parking and related access fees	458.0	1.7%	508.3	1.6%	568.6	1.5%
Other fees	18.7	0.1%	21.4	0.1%	21.6	0.1%
Commercial Services(3)	8,017.0	31.0%	8,526.1	27.2%	9,106.5	24.5%
Other Services	252.7	1.0%	269.8	0.9%	281.6	0.7%
Other Revenues:
Construction Services(2)	1,302.6	5.1%	2,848.3	9.1%	7,350.3	19.7%
Total	25,821.4	100.0%	31,332.8	100.0%	37,237.4	100.0%
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

(3)

Non-regulated commercial revenues: Access fees from non-permanent ground transportation, car parking and related access fees and commercial services, make up the non-aeronautical commercial revenues and include commercial revenues from ASUR US since December 11, 2025.

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

In 2023, 2024 and 2025, passenger charges at our Mexican airports represented 60.8%, 61.7% and 61.4% of our aeronautical service revenues and 35.8%, 36.6% and 32.0%, respectively, of our consolidated revenues.

Historically, we have set our prices for regulated services at our Mexican airports as close as possible to the maximum rates allowed in any given year, and we expect to pursue this pricing strategy in the future. There can be no assurance that we will be able to collect most of the revenue we are entitled to earn from services subject to price regulation in the future.

As noted above, our regulated revenues at each Mexican airport are subject to a maximum rate established by the Ministry of Infrastructure, Communications and Transportation. To avoid exceeding the maximum rate established at an airport for any given year, we have historically taken measures to ensure that the maximum rates are not exceeded at year end, including reducing prices during the latter part of the year and issuing credit notes or discounts to customers as price adjustments. These price adjustments or discounts constitute a reduction of the selling prices (i.e., the amounts originally billed to customers for services rendered), and therefore, are characterized as a reduction of the related revenues recognized during the year. All discounts and credit notes are issued and recorded in the same year as the service is provided. In, 2023, 2024, and 2025 we did not issue rebates in significant amounts.

Colombian Aeronautical Revenues

Our Colombian airports’ revenues from passenger charges for the use of terminals, takeoff, landing and aircraft movement charges, charges for boarding bridges and aircraft parking charges are regulated by the National Infrastructure Agency pursuant to its concession agreement with our subsidiary Airplan. In 2025, passenger charges at our Colombian airports, represented 13.8% of our consolidated aeronautical revenues and 7.2% of our consolidated revenues. Our subsidiary Airplan charges tariffs to airlines (relating to domestic routes, international routes and development). The tariffs are established by Aerocivil, through Resolution 04530 of 2007 and will expire between 2019 and 2032. As of December 31, 2025, the following airlines at our Colombian airports were subject to such tariffs: Clic, Satena, Moon Flight, Avianca, Aerea, America´s Air, Custom Aviation, Hangar 29, Helijet, Heligolfo, Heliservice, Helistar, Helisur, Pacifica de Aviación, SASA, SARPA, SEARCA, Avianca Ecuador, Aerorepública (COPA), Wingo, LATAM, Spirit, American Airlines, Aeroméxico, JetBlue, Air Europa, Ara Jet, Jet Smart Chile, Colombia y Perú, Jet Air, Avoir, Ez Air, United Airlines, Tampa Cargo, Fedex, LAN Cargo, among others. See “Item 4—Information on the Company—Business Overview—Colombia.”

Puerto Rican Aeronautical Revenues

As noted above, aeronautical revenues from our LMM Airport are limited by the Airport Use Agreements among Aerostar and the principal airlines serving the LMM Airport. Aeronautical revenues include revenues from passenger charges for the use of terminals, landing and aircraft movement charges and aircraft parking charges. We include aeronautical revenues from LMM Airport in our calculation of total regulated revenues. In 2025, passenger charges at our LMM Airport, represented 4.0% of our consolidated aeronautical revenues and 2.1% of our consolidated revenues.

The following table sets forth our consolidated revenue from aeronautical services from all airports for the years indicated.

Aeronautical Revenue

	Year ended December 31,
	2023		2024		2025

	(millions of Mexican pesos)
	Amount	Percent	Amount	Percent	Amount	Percent
Aeronautical Revenue:
Passenger charges	11,789.9	77.4%	14,454.6	77.7%	15,364.5	79.3%
Landing charges	1,391.8	9.1%	1,568.8	8.4%	1,418.1	7.3%
Aircraft parking charges	1,196.3	7.9%	1,594.4	8.6%	1,662.2	8.6%
Airport security charges	152.1	1.0%	178.0	1.0%	181.3	0.9%
Passenger walkway charges	693.0	4.6%	793.3	4.3%	761.7	3.9%
Total Aeronautical Revenue	15,223.1	100.0%	18,589.1	100.0%	19,387.8	100.0%

The following table sets forth our Mexican revenue from aeronautical services per workload unit for the years indicated. Our Colombian and Puerto Rico airports are not regulated under workload units.

	Year ended December 31,
	2023	2024	2025

	(millions of Mexican pesos)
	Amount	Amount	Amount	Change(1)
Other information:
Total workload units(2)	44.2	42.4	41.5	(2.1)%
Aeronautical Revenue	11,247.6	13,915.7	14,273.0	2.6%
Aeronautical Revenue per workload unit(3)	254.5	328.2	343.9	4.8%
(1)	As compared to the previous year.
(2)	In millions. Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(3)	Aeronautical revenues per workload unit are expressed in Mexican pesos (not millions of Mexican pesos).

The following table sets forth the number of passengers paying passenger charges for the years indicated.

	Year ended December 31,
				% Change
	2023	2024	2025	2024-2025

	(expressed in thousands, except percentages)
Cancun	16,162.8	15,072.7	14,497.8	(3.8)%
Merida	1,812.4	1,828.7	1,927.8	5.4%
Villahermosa	693.2	732.2	707.1	(3.4)%
Other Mexican airports	2,850.3	2,926.1	2,894.3	(1.1)%
San Juan	6,084.8	6,615.8	6,819.5	3.1%
Colombia	7,263.0	8,113.9	8,416.0	3.7%
Total	34,866.5	35,289.5	35,262.5	(0.1)%

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

The following table sets forth our revenue from non-aeronautical activities for the years indicated.

	Non-Aeronautical Revenues
	Year ended December 31,
	2023		2024		2025

	(millions of Mexican pesos)
	Amount	Percent	Amount	Percent	Amount	Percent
Non-aeronautical Services:
Commercial	8,576.8	92.3%	9,143.4	92.4%	9,788.9	93.3%
Leasing of space	7,939.4	85.4%	8,373.3	84.6%	8,752.1	83.4%
Access fee	102.0	1.1%	108.9	1.1%	114.0	1.1%
Other	535.4	5.8%	661.2	6.7%	922.8	8.8%
Non Commercial	719.1	7.7%	751.9	7.6%	710.4	6.7%
Leasing of space	176.4	1.9%	183.4	1.8%	197.4	1.9%
Access fee	335.7	3.6%	345.4	3.5%	277.6	2.6%
Other	207.0	2.2%	223.1	2.3%	235.4	2.2%
Total Non-aeronautical Revenue	9,295.9	100.0%	9,895.3	100.0%	10,499.3	100.0%

The following table sets forth other information about our passengers and revenues for the years indicated:

	Year ended December 31,
	2023	2024	2025

	(millions of Mexican pesos)
	Amount	Amount	Amount	Change(1)
Other information:
Total Terminal Pasengers(2)	70.6	71.3	71.6	0.4%
Total Non-aeronautical revenues	9,295.9	9,895.3	10,499.3	6.1%
Non-aeronautical revenue per terminal passenger(3)	131.6	138.7	146.6	5.7%
(1)	As compared to previous year.
(2)	In millions. Excludes transit and general aviation passengers.
(3)	Revenue per passenger amounts are expressed in Mexican pesos (not millions of Mexican pesos).

Our commercial revenues consist primarily of revenues from duty-free shops, food and beverage establishments, retail stores, advertising revenues, parking lots, car rental companies, banking and currency exchange services, teleservices and ground transportation.

The following table sets forth our revenue from commercial activities for the years indicated.

	Year ended December 31,
	2023	2024	2025

	(millions of Mexican pesos)
	Amount	Amount	Amount	Change
Commercial Revenues:
Duty-Free Shops	3,118.1	3,177.7	3,360.7	5.8%
Food and Beverage	1,419.9	1,457.7	1,607.4	10.3%
Retail Stores	1,073.1	1,183.1	1,104.8	(6.6)%
Advertising Revenues	206.9	236.6	208.5	(11.9)%
Parking Lots	458.0	508.3	568.6	11.9%
Car Rental Companies	1,230.5	1,404.5	1,536.5	9.4%
Banking and Currency Exchange services	103.3	98.5	93.9	(4.7)%
Teleservices	16.1	16.1	26.1	62.1%
Ground Transportation	144.7	166.5	187.0	12.3%
Other Services	806.2	894.4	1,095.4	22.5%
Total	8,576.8	9,143.4	9,788.9	7.1%

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

	Year ended December 31,
	2023	2024	2025

	(millions of Mexican pesos)
	Amount	Amount	Amount	Change
Non-aeronautical Services:(1)
Commercial	8,089.1	8,602.0	9,187.0	6.8%
Commercial Revenues:(2)
Parking Lots	458.0	508.3	568.6	11.9%
Other Services	29.7	33.1	33.3	0.6%
Total	8,576.8	9,143.4	9,788.9	7.1%
(1)	Classified according to the requirements of the Ministry of Infrastructure, Communications and Transportation.
(2)	Classified according to IFRS.

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

The following table sets forth our operating costs and certain other related information for the years indicated.

Operating Costs

	Year ended December 31,
	2023	2024	2025

	(millions of Mexican pesos)
	Amount	Amount	Amount	Change
Operating Costs:
Cost of services:
Employee costs	1,326.9	1,513.1	1,717.7	13.5%
Maintenance	815.8	829.5	951.6	14.7%
Safety, security and insurance	705.6	864.0	951.4	10.1%
Utilities	529.0	579.0	624.6	7.9%
Other	1,298.2	1,578.0	1,935.5	22.7%
Total cost of services	4,675.5	5,363.6	6,180.8	15.2%
Costs of construction	1,302.6	2,848.3	7,350.3	158.1%
General and administrative expenses	319.2	319.6	346.0	8.3%
Technical assistance fees	715.5	400.8	400.9	0.0%
Government concession fees	1,496.1	2,557.7	2,704.7	5.7%
Depreciation and amortization:
Depreciation(1)	147.1	178.6	406.8	127.8%
Amortization	1,922.1	2,144.4	2,854.0	33.1%
Total depreciation and amortization	2,069.2	2,323.0	3,260.8	40.4%
Total operating costs	10,578.1	13,813.0	20,243.5	46.6%
Other Information:
Total workload units(2)	44,220.1	42,375.8	41,512.2	(2.0)%
Cost of services per workload unit(3)	61.5	68.4	79.4	16.1%
Cost of services margin(4)	14.3%	12.5%	11.8%	(5.6)%
(1)	Reflects depreciation of fixed assets.
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

Employee Statutory Profit Sharing

Employee Profit Sharing in Mexico

We are subject to the PTU established by Mexican federal labor laws. Under this regime, 10.0% of a company’s unconsolidated annual profits, as calculated for tax purposes, must be distributed among its employees in Mexico other than the chief executive officer. The PTU to be paid to each employee is capped to the sum of three-monthly salaries or the average of the PTU received by the employee in the last three years, whichever is higher. We committed, as part of our 2008 personnel reorganization, to pay each of our unionized employees a minimum payment of Ps. 17,500 per year for continued service. These amounts are paid and expensed at the end of each year and are included in our cost of services. In 2023, 2024 and 2025, we calculated our obligations in respect of employee statutory profit-sharing amount to be Ps. 98.6 million, Ps. 122.6 million and Ps. 131.2 million, respectively. Additionally, the amount of Ps. 22.2 million was paid to unionized employees for the year ended December 31, 2025, and is recorded as a cost of service.

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

As of January 1, 2025, the technical assistance fee´s rate was reduced to 2.5%.

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

In addition, in May 2023, we have entered into an investment agreement with Bávaro International Airport AIB, S.A.S. (AIB), CVC One, Inc., Grupo Abrisa, S.R.L., Muñoz Investment Banking Group Fund, LLC, Abraham Jorge Hazoury Toral and Alberto Alejandro Durán Santana for purposes of developing, constructing and operating an international airport in Bavaro, Dominican Republic. While we had originally expected to maintain a 25% stake in the venture with a total estimated investment amount of U.S.$66.0 million, the concession permits were revoked by Dominican authorities and the related appeal filed by AIB is pending to be resolved. On December 21, 2023, the Dominican Constitutional Court rejected the appeal. As of December 31, 2025, there is still no government approval for the construction of the Airport.

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

We have recognized deferred income tax for Aeropuerto de Cancún, S.A. de C.V., Aeropuerto de Oaxaca, S.A. de C.V, Aeropuerto de Mérida, S.A. de C.V., Aeropuerto de Villahermosa, S.A. de C.V., Aeropuerto de Huatulco, S.A. de C.V., Aeropuerto de Veracruz, S.A. de C.V., Aeropuerto de Tapachula, S. A. de C. V., Aeropuerto de Cozumel, S.A. de C.V., Cancún Airport Services, S.A. de C.V., Servicios Aeroportuarios del Sureste, S.A. de C.V., RH Asur, S.A. de C.V., Cargo RF, S.A. de C.V. and Caribbean Logistic, S.A. de C.V., and, based on our financial and tax projections, we have estimated that all of these subsidiaries will continue paying income tax in the future.

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

The Company operates in the following jurisdictions: Mexico, Colombia, Puerto Rico, New York, California and Illinois, with plans to expand into the Dominican Republic within the next two years. While the Company is not currently subject to the Second Pillar model rules, as the relevant legislation has not yet been enacted, the Company has begun analyzing their potential future impact. However, since Law 2277 of 2022, Colombia has incorporated a Minimum Tax Rate. This rule establishes the obligation of the taxpayer to determine its effective tax rate for corporate income tax purposes. Under this provision, the Minimum Tax Rate (“MTR”) is calculated by dividing the adjusted tax (the tax paid with certain adjustments) by the adjusted profit (the accounting profit with certain adjustments). If the result is less than 15%, the tax must be increased to ensure that a minimum of 15% tax is paid.

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

In 2024 and 2025, the Company received approximately 50% of the tax losses from previous years from its subsidiary Aerostar for an amount of Ps.126,662 and Ps. 85,442, respectively. As of December 31, 2025, Aerostar still has tax losses for which deferred income tax has not been recognized given that there is still no reasonable certainty of their recovery in future years.

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

On February 14, 2025, the Colombian Government issued Decree 175 introducing three temporary changes to the tax legislation that applied until December 31, 2025: value added tax on online betting and gambling games, a new tax on the extraction of hydrocarbons and coal and the reintroduction of stamp tax. Stamp taxes will apply to public instruments and private documents that (i) are executed in Colombia outside of Colombia but creating obligations in the country, (ii) are executed by a public entity, a legal entity or a merchant with an income or gross assets exceeding 30,000 UVT in the previous year, (iii) creates, assigns or terminates obligations exceeding 6,000 UVT. The stamp tax rate is 1% of the total amount of the contract, and is deductible for corporate income tax purposes.

Also in 2025, the Colombian government issued Executive Decree 1474, which introduced specific and temporary tax measures aimed at addressing a State of Economic Emergency declared by the government in December 2025. Decree 1474 created a number of temporary measures, including: (i) an increase in the top rate for Wealth Tax (up to 5%), (ii) an income tax surcharge for financial institutions of 15%, (iii) the non-deductibility of royalties derived from the exploitation of non-renewable natural resources, and (iv) tax amnesties, among others. Notwithstanding the above, the effects of Decree 1474 were suspended by the Constitutional Court while it conducts its constitutional assessment.

The Company’s overall income taxes for 2023, 2024 and 2025 are as follows:

Income Tax

	Year ended December 31,
	2023	2024	2025

	(millions of Mexican pesos)
	Amount	Amount	Amount	Change
Income Tax
Current Income Tax	3,885.3	5,691.9	4,422.4	(22.3)%
Deferred Income Tax	58.8	650.5	(388.1)	(159.7)%
Total Income Tax	3,944.1	6,342.4	4,034.3	(36.4)%
Current Asset Tax	0.0	0.0	0.0	0.0
Total Asset Tax	0.0	0.0	0.0	0.0
Total Income Tax	3,944.1	6,342.4	4,034.3	(36.4)%

In 2026, the general VAT tax rate applicable in Colombia is 19% and calculated and paid generally on a bimonthly basis. Companies that engage in the business of selling goods, rendering services, leasing, importing or exporting goods are subject to VAT (subject to certain exemptions and exclusions).

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

Law 1819 of 2016 created a dividends tax that applies to all dividend distributions to Colombian individuals or to any type of non-resident shareholder, absent any specific treaty or exception, regardless of whether dividends are paid from taxed or untaxed profits. According to the aforementioned law, dividend payments made to foreign shareholders out of profits accrued at the corporate level as of 2017 were subject to a 5% withholding tax. That rate was subsequently modified by Law 1943 of 2018, which increased the withholding tax to 7.5% and extended dividend taxation to intercompany dividends between Colombian resident companies (with certain exceptions).

From fiscal year 2022 onwards, a withholding tax on dividends paid applies as follows:

(a)

Dividends paid to non-resident shareholders: (i) a 10% dividend tax on dividends distributed from profits taxed at the corporate level (except that dividends paid to non-resident shareholders out of profits taxed at the corporate level prior to and including December 31, 2016, are not subject to this tax); or (ii) a 35% withholding tax rate on dividends distributed from profits not taxed at the corporate level, plus an additional 10% dividend tax after applying the initial 35% withholding tax rate (i.e., 41.5% in 2022).

(b)

For Colombian individuals: dividend income in excess of 300 UVT is taxed at a 10% rate in respect of profits taxed at the corporate level; and a 35% withholding tax rate on dividends distributed from profits not taxed at the corporate level, plus an additional 10% dividend tax after applying the initial 35% withholding tax rate.

(c)

For Colombian corporations, Article 242-1 of the Colombian Tax Code provides that (i) dividends distributed from taxed profits to local corporations during fiscal years 2021 and 2022 were taxed at 7.5%, and (ii) dividends distributed from non-taxed profits were taxed at a 31% withholding tax rate for 2021 and 35% for 2022, plus an additional 7.5% dividend tax on the balance of the dividend amount after the initial withholding was applied.

From fiscal year 2023 onwards, dividend taxation will be as follows:

(a)

Dividends paid to non-resident shareholders: (i) a 20% dividend tax on dividends distributed from profits taxed at the corporate level (except that dividends paid to non-resident shareholders out of profits taxed at the corporate level prior to and including December 31, 2016 are not subject to this tax); or (ii) a 35% withholding tax rate on dividends distributed from profits not taxed at the corporate level, plus an additional 20% dividend tax after applying the initial 35% withholding tax rate (i.e., 48%).

(b)

For Colombian individuals: dividend income in excess of 1,090 UVT is taxed at progressive rates of up to 39% in respect of profits taxed at the corporate level, and a 35% withholding tax rate on dividends distributed from profits not taxed at the corporate level, plus an additional dividend tax (at the aforementioned progressive rates) after applying the initial 35% withholding tax rate. Additionally, resident individuals may take a marginal 19% discount on the portion of dividend income exceeding 1,090 UVT in the same taxable period.

(c)

For Colombian corporations, Article 242-1 of the Colombian Tax Code provides that dividends distributed from taxed profits to local corporations accrued during 2023 are subject to a transferable withholding tax of 10% on dividends distributed from taxed profits, which may be credited by the recipient shareholder. Dividends distributed from non-taxed profits are subject to a 35% withholding tax, plus an additional 10% dividend tax on the balance of the dividend amount after the initial withholding is applied.

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

Effects of Inflation and Economic Changes

The following table sets forth, for the periods indicated:

●	the Mexican inflation rate;

●	the Colombian inflation rate;
●	the U.S. inflation rate;
●	the percentage that the Mexican gross domestic product, or GDP, changed as compared to the previous period; and
●	the percentage that the Colombian GDP changed as compared to the previous period.

	Year ended December 31,
	2023	2024	2025
Mexican inflation rate(1)	4.7%	4.2%	3.7%
Colombian inflation rate	9.3%	5.2%	5.1%
U.S. inflation rate(2)	3.4%	2.9%	2.7%
Increase (decrease) in Mexican GDP(3)	3.3%	1.3%	0.7%
Increase (decrease) in Colombian GDP	1.0%	1.7%	2.7%
(1)

Based on changes in the Mexican consumer price index from the previous period, as reported by the Banco de Mexico. The Mexican consumer price index at year end was 132.4 in 2023, 137.9 in 2024 and 143.0 in 2025.

(2)	As reported by the U.S. Department of Labor, Bureau of Statistics.
(3)	In real terms, as reported by the National Institute of Statistics and Geography (INEGI) as of January 30, 2026.

The general condition of the Mexican economy, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect our business and operating results. For a detailed description of the risks associated with changes to the economy, inflation and interest rates, see “Item 3. Key Information—Risk Factors—Risks Related to Our Operations.”

Effects of Fluctuation

The following table sets forth, for the periods indicated, the percentage that the Mexican peso depreciated or appreciated against the U.S. dollar.

	Year ended December 31,
	2023	2024	2025
Depreciation (appreciation) of the Mexican peso as compared to the U.S. dollar(1)	(13.1)%	22.9%	(13.4)%
(1)

Based on the Official Journal Federation exchange rate for Mexican pesos, at the end of each period, which were as follows: Ps. 16.919 as of December 31, 2023 , Ps. 20.786 as of December 31, 2024 and Ps. 18.0012 as of December 31, 2025.

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

Operating Results by Airport

The following table sets forth our results of operations for the periods indicated:

Operating Results

	Year ended December 31,
	2023		2024		2025
	Airport	Per	Airport	Per	Airport	Per
	Operating	Workload	Operating	Workload	Operating	Workload
	Results	Unit(1)	Results	Unit(1)	Results	Unit(1)
	(millions of	(Mexican	(millions of	(Mexican	(millions of	(Mexican
	Mexican pesos)	pesos)	Mexican pesos)	pesos)	Mexican pesos)	pesos)
Cancún(2):
Revenues before solidarity agreement(3):
Aeronautical services	8,167.8	246.8	10,414.2	337.0	10,544.8	353.9
Non-aeronautical services	6,373.8	192.6	6,424.7	207.9	6,344.9	212.9
Construction services	415.7	12.6	1,488.9	48.2	4,847.8	162.7
Total revenues before solidarity agreement	14,957.3	452.0	18,327.8	593.1	21,737.5	729.5
Expenses before solidarity agreement	(4,971.2)	(150.2)	(6,725.7)	(217.7)	(10,338.9)	(346.8)
Net operating income before solidarity agreement	9,986.1	301.8	11,602.1	375.4	11,398.6	382.7
Solidarity agreement revenues	0.0	0.0	0.0	0.0	0.0	0.0
Solidarity agreement expenses	(375.8)	(11.4)	(444.9)	(14.4)	(424.6)	(14.2)
Net operating income after solidarity agreement	9,610.3	290.4	11,157.2	361.0	10,974.0	368.5
Mérida:
Revenues before solidarity agreement:
Aeronautical services	1,066.4	273.4	1,122.0	280.5	1,230.3	292.9
Non-aeronautical services	232.5	59.6	268.6	67.2	291.6	69.4
Construction services	64.6	16.6	177.3	44.3	192.5	45.8
Total revenues before solidarity agreement	1,363.5	349.6	1,567.9	392.0	1,714.4	408.1
Expenses before solidarity agreement	(562.8)	(144.3)	(797.5)	(199.4)	(857.5)	(204.0)
Net operating income before solidarity agreement	800.7	205.3	770.4	192.6	856.9	204.1
Solidarity agreement revenues	0.0	0.0	0.0	0.0	0.0	0.0
Solidarity agreement expenses	(37.4)	(9.6)	(41.5)	(10.4)	(43.8)	(10.4)
Net operating income after solidarity agreement	763.3	195.7	728.9	182.2	813.1	193.7
Villahermosa:
Revenues before solidarity agreement:
Aeronautical services	404.4	269.6	462.3	288.9	468.3	312.2
Non - aeronautical services	73.9	49.3	85.4	53.4	83.1	55.4
Construction services	76.4	50.9	88.5	55.3	147.3	98.2
Total revenues before solidarity agreement	554.7	369.8	636.2	397.6	698.7	465.8
Expenses before solidarity agreement	(276.2)	(184.1)	(326.1)	(203.8)	(396.7)	(264.4)
Net operating income before solidarity agreement	278.5	185.7	310.1	193.8	302.0	201.4
Solidarity agreement revenues	0.0	0.0	0.0	0.0	0.0	0.0
Solidarity agreement expenses	(14.5)	(9.7)	(16.4)	(10.3)	(15.8)	(10.5)
Net operating income after solidarity agreement	264.0	176.0	293.7	183.5	286.2	190.9
Other Mexican Airports(4):
Revenues before solidarity agreement:
Aeronautical services	1,609.0	282.3	1,917.1	324.9	2,029.8	338.3
Non-aeronautical services	226.6	39.8	277.6	47.1	301.0	50.2
Construction services	316.9	55.6	442.1	74.9	1,373.6	228.9
Total revenues before solidarity agreement	2,152.5	377.7	2,636.8	446.9	3,704.4	617.4
Expenses before solidarity agreement	(1,136.3)	(199.4)	(1,412.4)	(239.4)	(2,422.4)	(403.7)
Net operating income (loss) before solidarity agreement	1,016.2	178.3	1,224.4	207.5	1,282.0	213.7
Solidarity agreement revenues			0.0	0.0	0.0	0.0
Solidarity agreement expenses	(49.6)	(8.7)	(60.7)	(10.3)	(61.4)	(10.2)
Net operating (loss) income after solidarity agreement	966.6	169.6	1,163.7	197.2	1,220.6	203.5
Asur Airports:
Revenues:
Aeronautical services	—	—	—	—	0.0	N/A
Non-aeronautical services	—	—	—	—	133.1	N/A
Construction services	—	—	—	—	0.0	N/A
Total revenues	—	—	—	—	133.1	N/A
Expenses	—	—	—	—	(137.6)	N/A
Net operating income (loss)	—	—	—	—	(4.5)	N/A

	Year ended December 31,
	2023		2024		2025
	Airport	Per	Airport	Per	Airport	Per
	Operating	Workload	Operating	Workload	Operating	Workload
	Results	Unit(1)	Results	Unit(1)	Results	Unit(1)
	(millions of	(Mexican	(millions of	(Mexican	(millions of	(Mexican
	Mexican pesos)	pesos)	Mexican pesos)	pesos)	Mexican pesos)	pesos)
San Juan:
Revenues:
Aeronautical services	2,029.9	N/A	2,208.1	N/A	2,371.5	N/A
Non-aeronautical services	1,729.9	N/A	1,981.7	N/A	2,284.0	N/A
Construction services	414.5	N/A	626.2	N/A	769.9	N/A
Total revenues	4,174.3	N/A	4,816.0	N/A	5,425.4	N/A
Expenses	(2,544.5)	N/A	(3,287.5)	N/A	(3,804.6)	N/A
Net operating income (loss)	1,629.8	N/A	1,528.5	N/A	1,620.8	N/A
Colombian Airports(5):
Revenues:
Aeronautical services	1,945.6	N/A	2,465.4	N/A	2,743.1	N/A
Non-aeronautical services	659.2	N/A	857.3	N/A	1,061.5	N/A
Construction services	14.5	N/A	25.4	N/A	19.3	N/A
Total revenues	2,619.3	N/A	3,348.1	N/A	3,823.9	N/A
Expenses	(1,534.9)	N/A	(1,807.2)	N/A	(2,826.7)	N/A
Net operating income (loss)	1,084.4	N/A	1,540.9	N/A	997.2	N/A
Holding & Service Companies(6):
Revenues before solidarity agreement:
Other(7)	502.8	N/A	593.5	N/A	603.0	N/A
Total revenues before solidarity agreement	502.8	N/A	593.5	N/A	603.0	N/A
Expenses before solidarity agreement	(55.0)	N/A	(50.1)	N/A	(62.8)	N/A
Net operating income before solidarity agreement	447.8	N/A	543.4	N/A	540.2	N/A
Solidarity agreement revenues	477.3	N/A	563.5	N/A	545.8	N/A
Solidarity agreement expenses	0.0	N/A	0.0	N/A	0.0	N/A
Net non after solidarity agreement	925.1	N/A	1,106.9	N/A	1,086.0	N/A
Consolidation Adjustment(8):
Total Revenues	(980.1)	N/A	(1,157.0)	N/A	(1,149.3)	N/A
Expenses	980.1	N/A	1,157.0	N/A	1,149.3	N/A
Total:
Revenues:
Aeronautical services	15,223.1	N/A	18,589.1	N/A	19,387.8	N/A
Non-aeronautical services	9,295.9	N/A	9,895.3	N/A	10,499.2	N/A
Construction services	1,302.6	N/A	2,848.4	N/A	7,350.4	N/A
Total revenues	25,821.6	N/A	31,332.8	N/A	37,237.4	N/A
Expenses	(10,578.1)	N/A	(13,813.0)	N/A	(20,243.5)	N/A
Net operating income	15,243.5	N/A	17,519.8	N/A	16,993.9	N/A
(1)	Under the regulation applicable to our aeronautical revenues in Mexico, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.
(2)	Reflects the results of operations of our Cancún Airport and two Cancún airport services subsidiaries on a consolidated basis.
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

Consolidated Operating Results

	Year Ended December 31,
	2023		2024		2025

	(thousands of Mexican pesos)
Revenue:
Aeronautical services	Ps.	15,223,096	Ps.	18,589,161	Ps.	19,387,860
Non-aeronautical services		9,295,915		9,895,327		10,499,263
Construction services		1,302,633		2,848,299		7,350,308
Total revenue		25,821,644		31,332,787		37,237,431
Operating Costs and Expenses:
Cost of services		(4,675,525)		(5,363,551)		(6,180,807)
Administrative expenses		(319,200)		(319,638)		(346,047)
Costs of construction		(1,302,633)		(2,848,299)		(7,350,308)
Technical assistance fee(1)		(715,462)		(400,838)		(400,912)
Government concession fee(2)		(1,496,142)		(2,557,671)		(2,704,657)
Depreciation and amortization		(2,069,157)		(2,322,984)		(3,260,815)
Goodwill impairment		—		—		—
Total operating expenses		(10,578,119)		(13,812,981)		(20,243,546)
Other income(3)		—		—		—
Operating profit		15,243,525		17,519,806		16,993,885
Comprehensive Financing Result:
Interest income, net		223,455		788,357		(94,825)
Exchange gains (losses), net		(837,208)		2,072,490		(1,905,839)
Fair value (losses) gains, net		—		—		(28,946)
Net comprehensive financing income result		(613,753)		2,860,847		(2,029,610)
Participation in the results of joint ventures accounted for by the equity method		(9,685)		(7,760)		(5,333)
Income before taxes		14,620,087		20,372,893		14,958,942
Provision for taxes		(3,944,143)		(6,342,455)		(4,034,245)
Net income		10,675,944		14,030,438		10,924,697
Other Operating Data:
Operating margin(3)		59.0%		55.9%		45.6%
Net margin(4)		41.3%		44.8%		29.3%
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

Results of operations for the year ended December 31, 2025 compared to the year ended December 31, 2024

Revenues

Total consolidated revenues for 2025 were Ps. 37,237.4 million, 18.8% higher than the Ps. 31,332.8 million recorded in 2024. The increase in total revenues resulted from an increase of 4.3% in aeronautical revenues, a 6.1% increase in non-aeronautical revenues, and 158.1% increase in construction revenues. Total Mexican revenues per workload unit increased 22.8% from Ps. 546.7 million in 2024 to Ps. 671.2 million in 2025, due mainly to a 205.2% increase in revenues for construction services per workload unit, which are based on capital improvements to concessioned assets and are not directly related to passenger traffic.

Our consolidated revenues from aeronautical services increased 4.3% from Ps. 18,589.2 million in 2024 to Ps. 19,387.8 million in 2025, due primarily to a 0.3% increase in passenger traffic. Revenues from passenger charges increased 6.3% from Ps. 14,454.6 million in 2024 (77.8% of our aeronautical revenues during the period) to 15,363.3 million in 2025 (79.2% of our aeronautical revenues during the period), which reflect the increase in passenger traffic. Mexican aeronautical revenues per workload unit increased 4.8% from Ps. 328.2 million in 2024 to Ps. 343.9 million in 2025.

Revenues from non - aeronautical services increased 6.1% from Ps. 9,895.3 million in 2024 to Ps. 10,499.3 million in 2025. The primary factor behind the /ncrease in non - aeronautical revenues from 2024 to 2025 was the increase in commercial revenues due to higher passenger traffic during 2025. Higher passenger traffic in 2025 led to, a 5.8% increase in revenues from duty - free shops, and a 22.5% increase in other income, which consisted principally of revenue from tourism services and hotel operators. This increase in revenues from non-aeronautical services was also driven by an increase of 9.4% in revenues from car rental companies, a 10.3% increase in revenues from food and beverages, an 11.9% increase in parking lot revenues, a 12.3% increase in revenues from ground transportation, a 62.1% increase in teleservices revenues partially compensated by a 6.6% decrease in retail stores revenues, a 11.9% decrease in revenues from advertising. Mexican non-aeronautical revenues per workload unit increased 1.7% from Ps. 166.5 million in 2024 to Ps. 169.2 million in 2025.

Revenues from construction services increased 158.1% from Ps. 2,848.3 million in 2024 to Ps. 7,350.3 million in 2025, mostly due to an increase in capital improvements and other investments in concessioned assets at our Mexican airports.

Our revenues from regulated sources in 2025 were Ps. 19,794.8 million, a 3.9% increase compared to Ps. 19,050.0million in 2024, mainly due to the increase in total passenger traffic and the annual increase in our regulated rates. During 2025, Ps. 10,092.3 million of our revenues was derived from non-regulated sources, a 7.0% increase from the Ps. 9,434.5 million of revenues derived from non - regulated sources in 2024. This increase was primarily due to the 7.1% increase in commercial revenues described above, from Ps. 9,143.4 million in 2024 to Ps. 9,788.9 million in 2025.

Revenues by Airport

Aeronautical revenues increased by 1.3% from Ps. 10,414.2 million in 2024 to Ps. 10,544.8 million in 2025 at Cancún Airport, mainly due to (i) a 2.7% increase in passenger charges; (ii) a 1.8% increase in passenger walkway charges and (iii) a 1.3% increase in airport security charges. Non-aeronautical revenues decrease at Cancún Airport by 1.2% from Ps. 6,424.7 million in 2024 to Ps. 6,344.9 million in 2025, mainly due to the decrease in passenger traffic in 2025. Construction services revenues at Cancún Airport increased by 225.6% from Ps. 1,488.9 million in 2024 to Ps. 4,847.8 million in 2025, due to an increase in capital improvements and investments in concessioned assets at that airport. Total revenues increased by 18.6% from Ps. 18,327.8 million in 2024 to Ps. 21,737.5 million in 2025 at Cancún Airport, largely due to the increase in aeronautical and construction services revenues. Revenues per workload unit at Cancún Airport increased by 23.0% from Ps. 593.1 in 2024 to Ps. 729.5 in 2025, primarily because of the increase in aeronautical services and construction services revenues.

Aeronautical revenues increased by 9.7% from Ps. 1,122.0 million in 2024 to Ps. 1,230.3 million in 2025 at Mérida Airport, mainly due to a 6.5% increase in passenger traffic and a 10.1% in passenger fees charged at that airport. Non-aeronautical revenues increased by 8.6% at Mérida Airport from Ps. 268.6 million in 2024 to Ps. 291.6 million in 2025, principally due to a 8.1% increase in commercial revenues caused by increased passenger traffic, construction services revenues increased from Ps. 177.3 million in 2024 to Ps. 192.5 million in 2025, due to an increase in capital improvements and investments in concessioned assets at Merida Airport. Revenues overall increased by 9.3% from Ps. 1,567.9 million in 2024 to Ps. 1,714.4 million in 2025 at Mérida Airport, due to the increase in aeronautical services, non-Aeronautical services and construction services revenues from 2024 to 2025. Revenues per workload unit at Mérida Airport increased by 4.1% from Ps. 392.0 in 2024 to Ps. 408.1 in 2025, principally due to the increase in aeronautical services and construction services revenues.

Aeronautical revenues increased by 1.3% from Ps. 462.3 million in 2024 to Ps. 468.3 million in 2025 at Villahermosa Airport, due to a 1.0% increase in passenger charges, an 8.5% increase in landing charges, a 4.3% increase in documentary baggage inspection and 3.4% increase in other airport services. Non - aeronautical revenues decreased at Villahermosa Airport by 2.7% from Ps. 85.4 million in 2024 to Ps. 83.1 million in 2025, due principally to a decrease of 4.3% in commercial revenues and passenger traffic. Construction services revenues increased by 66.4% from Ps. 88.5 million in 2024 to Ps. 147.3 million in 2025 primarily due to an increase in capital improvements and investments in concessioned assets. Revenues increased by 9.8% from Ps. 636.2 million in 2024 to Ps. 698.7 million in 2025 at Villahermosa Airport, largely due to the increase in construction services and aeronautical revenues. Revenues per workload unit at Villahermosa Airport increased by 17.2% from Ps. 397.6 in 2024 to Ps. 465.8 in 2025, primarily due to the increase in construction services.

Aeronautical revenues at our other six Mexican airports increased by 5.9% from Ps. 1,917.1 million in 2024 to Ps. 2,029.8 million in 2025, due to the 2.7% increase in passenger traffic and a 6.8% increase in passenger fees charges, a 6.4% increase in airport security charges and 10.2% in other services at those airports. Non - aeronautical revenues increased by 8.4% from Ps. 277.6 million in 2024 to Ps. 301.0 million in 2025, due principally to a 5.5% increase in commercial revenues and increased passenger traffic. Construction services revenues increased from Ps. 442.0 million in 2024 to Ps. 1,373.6 million in 2025, due to an increase in capital improvements and investments in concessioned assets at the other six Mexican Airports. Revenues increased by 40.5% from Ps. 2,636.8 million in 2024 to Ps. 3,704.4 million in 2025 at the other six Mexican airports, due primarily to the increase in aeronautical revenues and construction services revenues. Revenues per workload unit at our other six Mexican airports increased by 38.2% from Ps. 446.9 in 2024 to Ps. 617.4 in 2025, principally due to the increase in revenues from construction services.

Aeronautical revenues at the LMM Airport increased 7.4% from Ps. 2,208.1 million in 2024 to Ps. 2,371.5 million in 2025, primarily due to an 3.0% increase in passenger traffic. Non - aeronautical revenues at the LMM Airport increased 15.3% from Ps. 1,981.7 million in 2024 to Ps. 2,284 in 2025. Construction services revenues at the LMM Airport increased 22.9% from Ps. 626.2 million in 2024 to Ps. 769.9 million in 2025, principally due to renovation works in Terminal D’s parking lot, flight information area and improvements to the airport security system.

Aeronautical revenues at our six Colombian airports increased 11.3% from Ps. 2,465.4 million in 2024 to Ps. 2,743.1 million in 2025, primarily due to a 4.0% increase in passenger traffic. Non-aeronautical revenues at our Colombian airports increased 23.8% from Ps. 857.3 million in 2024 to Ps. 1,061.5 million in 2025. Construction services revenues at our Colombian airports decreased 24.0% from Ps. 25.4 million in 2024 to Ps. 19.3 million in 2025, primarily due to lower capital investment.

Revenues from our parent holding company and our administrative services companies increased by 1.6% from Ps. 593.5 million in 2024 to Ps. 603.0 million in 2025, due to the increase in payments by our operating subsidiaries under intercompany agreements related to administrative services. These revenues are intercompany and are therefore eliminated in consolidation.

Operating Expenses

Total operating expenses were Ps. 20,243.5 million in 2025, a 46.6% increase from the Ps. 13,813.0 million recorded in 2024. The increase in operating expenses in 2025 was primarily due to an increase in the costs of construction, depreciation and amortization, and cost of services. As a percentage of total revenues, operating expenses represented 54.4% of total revenues in 2025 as compared to 44.1% of total revenues in 2024. Mexican operating costs per workload unit increased 57.9%, from Ps. 205.6 per workload unit in 2024, to Ps. 324.7 per workload unit in 2025, primarily due to an increase in construction costs.

Cost of services increased 15.2% from Ps. 5,363.6 million in 2024 to Ps. 6,180.8 million in 2025 cost of services expenses increased 15.2%, mainly due to (i) a 13.5% increase in employee costs from Ps. 1,513.1 million in 2024 to Ps. 1,717.7 million in 2025, mainly attributed to salary increase in Mexico, Puerto Rico and Colombia, (ii) a 10.1% increase in safety and security costs, from Ps. 864.0 million in 2024 to Ps. 951.4 million in 2025, (iii) a 7.6% increase in electricity services, from Ps. 549.0 million in 2024 to Ps. 590.9 million in 2025, (iv) a 14.7%, increase in maintenance and preservation costs, from Ps. 829.5 million in 2024 to Ps. 951.6 million in 2025, (v) a 63.1% increase in professional services, from Ps. 323.2 million in 2024 to Ps. 527.2 million in 2025.

Administrative expenses increased 8.3% from Ps. 319.6 million in 2024 to Ps. 346.0 million in 2025. This increase was primarily attributable to increases in administrative salaries.

Technical assistance fees increased from Ps. 400.8 million in 2024 to Ps. 400.9 million in 2025, and government concession fees increased by 5.7% from Ps. 2,557.7 million in 2024 to Ps. 2,704.7 million in 2025, mainly due to an increase in aeronautical and commercial revenues, as a consequence of the increase in passengers as well as the increase in concession fees paid with respect to our Colombian airports and LMM Airport.

Construction costs were Ps. 7,350.3 million in 2025 and Ps. 2,848.3 million in 2024. The increase was due to an increase in capital expenditures in Mexico. Because we hire a third party to provide all of our construction and upgrade services, our revenues in Mexico, Colombia and Puerto Rico relating to construction or upgrade services are equal to our expenses for those services.

Depreciation and amortization costs increased from Ps. 2,323.0 million in 2024 to Ps. 3,260.8 million in 2025. This increase was principally the result of the adjustment of the concession amortization method at the airports in Colombia and the depreciation of new investments in fixed assets and improvements made to concessioned assets in Mexico and Puerto Rico.

Operating Expenses by Airport

Operating expenses for Cancún Airport were Ps. 10,763.5 million in 2025, a 50.1% increase from the Ps. 7,170.6 million recorded in 2024. This increase was a result of an 12.1% increase in employee costs, a 225.6% increase in construction costs from Ps. 1,488.9 million in 2024 to Ps. 4,847.8 million in 2025, a 11.5% increase in safety and security costs, a 1.5% increase in maintenance costs, a 0.2% increase in government concession fees, a 7.7% increase in professional services as well as a 8.2% increase in depreciation and amortization, partially offset by a 1.0% decrease in cost of sales from directly operated stores. Operating expenses per workload unit for Cancún Airport were Ps. 361.0 in 2025, a 55.6% increase from the Ps. 232.0 recorded in 2024.

Operating expenses for Mérida Airport were Ps. 901.3 million in 2025, a 7.4% increase from the Ps. 839.0 million recorded in 2024. This increase was primarily due to a 8.6% increase in construction costs from Ps. 177.3 million in 2024 to Ps. 192.5 million in 2025, a 3.0% increase in professional services, as well as a 9.4% increase in government concession fees, a 8.7% increase in maintenance costs, a 11.2% increase in safety and security costs and a 3.7% increase in depreciation and amortization, partially offset by a 11.1% decrease in technical assistance fees and a 4.4% decrease in energy costs. Operating expenses per workload unit for Mérida Airport were Ps. 214.4 in 2025, a 2.3% increase from the Ps. 209.6 recorded in 2024.

Operating expenses for Villahermosa Airport were Ps. 412.5 million in 2025, a 20.4% increase from the Ps. 342.6 million recorded in 2024. This increase was primarily due to a 66.4% increase in construction costs from Ps. 88.5 million in 2024 to Ps. 147.3 million in 2025, a 14.5% increase in safety and security costs, a 4.8% increase in depreciation and amortization, a 1.0% increase in professional services, and a 0.7% increase in government concession fees. These increases were partially offset by a 10.3% decrease in maintenance services, a 1.7% decrease in energy costs and a 4.9% decrease in technical assistance fees. Operating expenses per workload unit for Villahermosa Airport were Ps. 274.9 in 2025, a 28.4% increase from the Ps. 214.1 recorded in 2024.

Operating expenses for our six other Mexican airports were Ps. 2,483.8 million in 2025, a 68.6% increase from the Ps. 1,473.1 million recorded in 2024, principally due to a 210.8% increase in construction costs from Ps. 442.0 million in 2024 to Ps. 1,373.6 million in 2025 in connection with our Mexican master development programs, a 5.9% increase in government concession fees, 5.7% increase in depreciation and amortization, a 14.9% increase in safety and security costs, a 16.3% increase in cleaning cost, a 5.2% increase in professional services, as well as a 4.7% increase in maintenance costs. These increases were partially offset by a 1.1% decrease in technical assistance fees. Operating expenses per workload unit for our other six Mexican airports were Ps. 413.9 in 2025, a 65.8% increase from the Ps. 249.7 recorded in 2024.

Operating expenses for the LMM Airport were Ps. 3,804.6 million in 2025, compared to Ps. 3,287.5 million in 2024. The increase was mainly due to a (i) a 17.4% increase in the cost of services from Ps. 1,733.1 million in 2024 to Ps. 2,034.5 million in 2025, a (ii) 10.9% increase in salaries and employer contributions, a 10.5% increase in electricity services, a 82.0% increase in maintenance costs (iii) a 22.9% increase in construction costs from Ps. 626.2 million in 2024 to Ps. 769.9 million in 2025,as a result of the renovation of Terminal D, multilevel parking solar panels, and reconstruction of Runway 8/26, (iv) a 6.2% increase in depreciation and amortization from Ps. 728.6 million in 2024 to Ps. 774.1 million in 2025, and (v) a 13.3% increase in concession fees from Ps. 199.6 million in 2024 to Ps. 226.1 million in 2025, under the concession agreement.

Operating expenses for our Colombian airports were Ps. 2,826.7 million in 2025, compared to Ps. 1,807.2 million in 2024. The increase was primarily due to a 194.5% increase in depreciation and amortization, which was driven by the change in the amortization of the expected useful life of Airplan’s concession (which was accelerated to 2027), a 14.7% increase in concession fees from Ps. 629.9 million in 2024 to Ps. 722.7 million in 2025, a 16.2% increase in cost of services due to a 17.3% increase in salaries and employer contributions, a 6.6% increase in electricity services, and a 35.9% increase in expenses in safety and security expenses, These increases were partially offset by the cost of construction decreased 24.4% from Ps. 25.4 million in 2024 to Ps. 19.2 million in 2025, primarily due to a lower capital investment.

Operating expenses for our parent holding company and our administrative services companies were Ps. 62.8 million in 2025, a 25.6% increase from the Ps. 50.0 million recorded in 2024, principally due to an increase in insurance costs and increase in employees’ costs.

Operating Income

Operating income decreased by 3.0% from Ps. 17,519.8 million in 2024 to Ps. 16,993.9 million in 2025. This decrease is mainly attributable to the increase in operating expenses, particularly a 40.4% increase in depreciation and amortization, a 8.3% increase in general and administrative expenses, a 5.7% increase in government concession fees, a 15.2% increase in costs of services,a 4.3% increase in aeronautical revenues and a 6.1% increase in non-aeronautical revenues in 2025.

Operating Income by Airport

Operating income for Cancún Airport decreased by 1.6% from Ps. 11,157.2 million in 2024 to Ps. 10,974.0 million in 2025, primarily due to a 1.2% decrease in non-aeronautical revenues. Additionally, commercial revenues decreased by 0.4% due to lower passenger traffic, and the increase in operating expenses, particularly professional fees paid in connection with the acquisition of URW Airports, LLC and the acquisition of CPC Aeroportos. Operating income per workload unit at Cancún Airport increased 2.1% from Ps. 361.0 in 2024 to Ps. 368.5 in 2025.

Operating income for Mérida Airport increased by 11.6% from Ps. 728.9 million in 2024 to Ps. 813.1 million in 2025, mainly due to a 9.7% increase in aeronautical revenues as a result of higher passenger traffic, as well as a 8.6% increase in non-aeronautical revenues. Operating income per workload unit at Mérida Airport increased 6.3% from Ps. 182.2 in 2024 to Ps. 193.7 in 2025.

Operating income for Villahermosa Airport decreased by 2.6% from Ps. 293.7 million in 2024 to Ps. 286.2 million in 2025, this decrease in operating income is mainly attributable to the increase in operating expenses in 20.4% and increase in 1.3% on aeronautical services due to higher passenger traffic. Operating income per workload unit at Villahermosa Airport increased 4.0% from Ps. 183.5 in 2024 to Ps. 190.9 in 2025.

Operating income for our six other Mexican airports increased by 4.9% from Ps. 1,163.7 million in 2024 to Ps. 1,220.6 million in 2025, principally due to a 5.9% increase in aeronautical revenues and a 8.4% increase in non-aeronautical revenues due to higher passenger traffic. Operating income per workload unit at the other six Mexican airports increased 3.2% from Ps. 197.2 in 2024 to Ps. 203.5 in 2025.

Operating income for the LMM Airport increased by 6.0% from Ps. 1,528.5 million in 2024 to Ps. 1,620.8 million in 2025 due to, a 15.7% increase in operating expenses. Such increase was due to (i) a 17.4% increase in the cost of services from Ps. 1,733.1 million in 2024 to Ps. 2,034.5 million in 2025, (ii) a 2.0% increase in safety, security and insurance, (iii) a 6.2% increase in depreciation and amortization and (iv) a 13.3% increase in concession fees, partially offset by the increase in aeronautical and non-aeronautical revenues as a result of higher passenger traffic.

Operating income for our six Colombian airports was Ps. 997.2 million in 2025, compared to Ps. 1,540.9 million in 2024. This decrease was primarily driven by a 56.4% increase in operating expenses resulting from a change in the depreciation and amortization method following management’s review of Airplan’s intangible asset base, which was based on a change in the accounting estimate of the concession’s useful life due to its regulated component. The expected useful life of the intangible assets was adjusted and is now estimated to end in 2027, earlier than originally anticipated, with this component being amortized on an accelerated basis until 2027, reflecting the complete extinction of the benefits associated with the regulated revenue. This was partially offset by a 23.8% increase in non-aeronautical revenues as a result of higher passenger traffic.

Operating income for our parent holding company and our administrative services companies decreased by 1.9% from Ps. 1,107.0 million in 2024 to Ps. 1,086 million in 2025, primarily due to an decrease in revenues and the recovery of costs by our operating subsidiaries transferred to our parent company under intercompany agreements. For additional information, see “Operating Results by Airport”.

Comprehensive Financing Result

Our comprehensive net financing result was a loss of Ps. 2,029.6 million in 2025 compared to a gain of Ps. 2,860.8 million in 2024. This decrease is due in part to a 85.7% increase in interest expense, from Ps. 826.7 million in 2024 to Ps. 1,535.2 million in 2025, mainly due to two loans obtained by the Company in Mexico during 2025: (i) a credit line with BBVA for Ps. 9,500.0 million for general corporate use, bearing interest at the 28-day TIIEF rate plus 1.25%, contracted on May 22, 2025 and drawn on May 27, 2025; and (ii) a senior unsecured bridge credit facility with JPMorgan Chase Bank, N.A. for a total principal amount of Ps. 6,390.0 million, entered into on December 5, 2025 in connection with the acquisition of URW Airports, LLC, bearing interest at the applicable TIIE rate plus a variable margin ranging from 75 to 200 basis points, and maturing eighteen months after the closing date.

Additionally, the foreign exchange gain of Ps. 2,072.5 million in 2024 decreased to a foreign exchange loss of Ps. 1,905.8 million in 2025, due to the appreciation of the Mexican peso against the U.S. dollar close and average in 2025, of approximately 13.4% and 7.6%, respectively compared to a depreciation of the Mexican peso against the U.S. dollar average by 22.9% and 8.2% in 2024.

Taxes

Our current income tax provision decreased 22.3%, from Ps. 5,691.9 million in 2024 to Ps. 4,422.4 million in 2025, mainly due to a decrease in our taxable income base in Mexico and Colombia attributed to the recovery of activity in these countries.

Our deferred tax provision decreased from a deferred tax loss of Ps. 650.5 million in 2024 to a gain of Ps. 388.1 million in 2025, mainly due to: (i) the initial recognition of deferred ISR on undistributed accumulated profits of investments in the Puerto Rico and Colombia businesses amounting to Ps. 710.9 million in 2024 and a decrease in the related deferred tax liability in Colombia in 2025 of Ps. 225.0 million; (ii) the favorable impact of the change in the amortization method of the concession in Colombia of Ps. 398 million, and (iii) partially offset by the tax benefit of the activation of tax loss carryforwards by Aerostar in 2024 of Ps. 42.7 million.

Our overall effective tax rate in 2025 and 2024 was 32.0%, and 37.0%, respectively, mainly due to the decrease (i) in the deferred tax due the initial recognition of deferred ISR on undistributed accumulated profits of investments in the Puerto Rico and Colombia businesses amounting to Ps. 710.9 million in 2024 and a decrease in the related deferred tax liability in Colombia in 2025 of Ps. 225.0 million, and (ii) the favorable impact of the change in the amortization method of the concession in Colombia of Ps. 398 million, and (iii) partially offset by the initial recognition of Deferred ISR of Cozumel Airport.

Net Income

Net income decreased 22.1% from Ps. 14,030.4 million in 2024 to Ps. 10,924.7 million in 2025. This decrease was mainly a result of a 15.2% increase in cost of services, a shift from a foreign exchange gain of Ps. 2,072.5 million in 2024 to a foreign exchange loss of Ps. 1,905.8 million in 2025 and an 85.7% increase in interest cost. This was partially offset by a 4.3% and 6.1% increase in aeronautical and non-aeronautical revenues, respectively.

Results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023

For a comparison of the results of operations for the year ended December 31, 2024 as compared to the year ended December 31, 2023, see “Item 5—Operating and Financial Review and Prospects—Results of operations for the year ended December 31, 2024 compared to the year ended December 31, 2023” in our Fiscal Year 2024 Form 20-F, as filed with the SEC on April 10, 2025.

Liquidity and Capital Resources

Sources of Liquidity

Historically, our operations, financing and investing activities were funded through cash flow from operations, which has generally been used to cover operating expenses, to make dividend payments and to increase our cash balances. However, in 2017, we incurred indebtedness to fund our investments in accordance with our Mexican Master Development Plans and to acquire the interest in our Colombian airports and our additional interest in Aerostar. See “—Indebtedness—Indebtedness in Mexico.” In 2025, we used Ps. 24,000.0 million to pay dividends. In 2024, we used Ps. 6,277.8 million to pay dividends. As of December 31, 2023, we had Ps. 13,872.9 million in cash and cash equivalents. As of December 31, 2024, we had Ps. 20,083.4 million in cash and cash equivalents. As of December 31, 2023, we had investments in long-term financial instruments classified as non-recurrent assets equal to Ps. 1,818.9 million, while as of December 31, 2024, we had Ps. 1,537.7 million mainly due to the fact that during 2024 we sold certain financial instruments maturing in March 2027. On December 5, 2025, the Company entered into a credit agreement with JPMorgan Chase Bank, N.A. in the amount of Ps. 6,390 million at an annual interest rate equivalent to the 28-day TIIEF plus an applicable margin of 0.75 basis points, maturing in May 2027, which was used to acquire URW Airports. As of December 31, 2025, other than the credit agreement used to acquire URW Airports, we didn’t have investments in long-term financial instruments, mainly because the company sold the financial instruments maturing on January 23, 2030. As of December 31, 2025, we had Ps. 11,116.3 million in cash and cash equivalents.

Cash Flows for the year ended December 31, 2025 as compared to cash flows for the year ended December 31, 2024

In 2025, we generated Ps. 12,348.6 million in cash flow from operating activities, a decrease of 20.7% from Ps. 15,571.0 million in 2024, mainly due to an increase in recoverable taxes, an increase in accounts receivable, partially offset by an increase in income tax payments, a decrease in accounts payable. As of December 31, 2025, income before income taxes was Ps. 14,958.9 million, which reflects an decrease of 26.6% compared to 2024. In 2025 our income taxes payments were Ps. 6,619.4 million, representing a 47.4% increase compared to 2024.

In 2025, the cash flow used in financing activities was Ps. 10,119.4 million, which represents an increase of 13.4% with respect to the Ps. 8,918.4 million cash flow used in financing activities in 2024. This increase was mainly due to (i) an increase in the principal amounts paid under our Mexican loans, under which Ps. 5,175.0 million were repaid during 2025, compared to payments amounting to Ps. 538.7 million in 2024, (ii) an increase in a payment of Ps. 1,371.1 million in interests due under the aforementioned outstanding loans, compared to a payment of Ps. 938.2 million in interests due under these loans in 2024, (iii) an increase in dividends paid amounting to Ps. 24,000.0 million compared to dividends paid totaling Ps. 6,277.8 million in 2024, and (iv) a payment of Ps. 263.1 million in principal amounts due under Aerostar’s senior secured notes due 2035, compared to payments amounting to Ps. 224.9 million in 2024. The increase in cash flow was partially offset by the obtainment of various bank facilities for an aggregate amount of Ps. 21,065.0 million, namely (i) a Ps. 9,500.0 bank loan from BBVA Mexico used for capital expenditures in Cancun, (ii) a Ps. 6,400.0 bank loan from JPM used for the URW acquisition, and (iii) a Ps. 5,200.0 bank loan from Santander used for working capital purposes.

Cash flow used in investments during 2025 was Ps. 10,111.9 million, representing an increase of 267.3% compared to the Ps. 2,753.3 million in 2024, mainly as a result of: (i) new investments in concession assets of Ps. 7,807.8 million in 2025, a 77.7% increase from Ps. 4,394.5 million in 2024; (ii) a Ps. 5,112.1 million payment for the acquisition of ASUR Airports LLC; (iii) an 36.6% increase in used restricted cash corresponding to the Aerostar’s PFC revenue; and (iv) a $3.0 million escrow deposit by ASUR US Commercial Airports to secure any post-closing purchase price adjustment in connection with the acquisition of the U.S. mainland airports business in 2025. These increases were partially offset by the repayment in full of our outstanding notes issued in U.S. dollars maturing in 2030, in a principal amount of Ps. 1,537.7 million.

Cash Flows for the year ended December 31, 2024 as compared to cash flows for the year ended December 31, 2023

For a comparison of the cash flows for the year ended December 31, 2024 as compared to the cash flows for the year ended December 31, 2023, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Cash Flows for the year ended December 31, 2024 as compared to cash flows for the year ended December 31, 2023” in our Fiscal Year 2024 Form 20-F filed with SEC on April 16, 2025.

Indebtedness

As of December 31, 2025, we had Ps. 27,486.6 million in consolidated outstanding indebtedness. As of December 31, 2025, we had no contracts for interest rate or foreign currency swaps.

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

On September 29, 2021, we prepaid the remaining Ps. 2,000.0 million balance on the Santander loan and concurrently, through our Aeropuerto de Cancún, we obtained a three-year term loan from Santander for a principal amount of Ps. 2,650.0 million maturing on September 28, 2024 at a 28-day TIIE rate plus 150 basis points. In November 2022, we paid Ps. 650.0 million in principal amounts in connection with the Santander loan. During 2023, we repaid Ps. 1,325.0 million of the Santander loan in two equal installments in March and September. On March 26, 2024, the Company amended its debt with Santander to extend the maturity date through September 26, 2025, at a remaining principal of Ps. 675.0 million. On September 26, 2025, the loan was repaid in full. The Company conducted an assessment to determine whether there was a substantial change to the indebtedness due to the amendment, and concluded there was no material impact to such indebtedness. The effective interest rate for this loan was calculated at an annual rate of 9.22%, taking into account all initial fees, additional costs, and other associated expenses. On September 26, 2025, the Company entered into a simple revolving credit line agreement with Banco Santander in the amount of Ps. 675.0 million maturing on September 26, 2027, subject to an annual effective rate of 9.22%.

We have guaranteed our Aeropuerto de Cancún obligations under these loans. While the BBVA and Banco Santander loans are outstanding, we and our subsidiaries are not permitted to create any liens upon any of our property, make any fundamental change to our corporate structure or sell any of our assets that exceed more than 10.0% of our consolidated total assets as of the most recent fiscal quarter prior to the sale. These loans require that we and our subsidiaries maintain a consolidated leverage ratio equal to or less than 3.50:1.00 and a consolidated interest coverage ratio equal to or greater than 3.00:1.00 as of the last day of each fiscal quarter. If we fail to comply with these covenants, the loans restrict our ability to pay dividends to our shareholders. As of December 31, 2024, and 2025, the consolidated leverage ratio calculated under the BBVA and Santander agreements was 0.70:1.00 and 1.40:1:00, respectively.

On June 29, 2020, we contracted a credit line with BBVA for Ps. 1,500 million. The credit line had a term of eighteen months, maturing December 29, 2021, and an interest rate calculated on the basis of the TIIE plus 1.50%, and could be used for general corporate purposes, and expenses and commissions related to the credit. As of December 31, 2024, we had not used the credit line and the line was terminated.

On May 22, 2025, we drew down a credit line with BBVA for Ps. 9,500 million, for general corporate purposes, maturing on May 21, 2027, repayable in a single bullet payment at maturity, bearing interest at the 28-day TIIEF rate plus 1.25%. We used the credit line on May 27, 2025.

On November 21, 2025, we entered into a credit agreement with Banco Santander in the amount of Ps. 3.5 million maturing on February 22, 2026, subject to a one-day TIIEF rate plus 0.50 basis points. We repaid this loan on December 11, 2025.

On December 3, 2025, we entered into a simple revolving credit line agreement with Banco Santander in the amount of Ps. 1.0 million maturing on March 4, 2026, subject to a one-day TIIEF rate plus 0.50 basis points. We repaid this loan on December 11, 2025.

On December 5, 2025, in connection with the acquisition of URW Airports, LLC, our subsidiaries Aeropuerto de Cancún and ASUR US Commercial Airports LLC, as borrowers, and the Company, as guarantor, entered into a senior unsecured bridge credit facility for a total principal amount of Ps. 6,390 million with JPMorgan Chase Bank, N.A. as sole lender, administrative agent, sole bookrunner and sole lead arranger (the “Bridge Credit Agreement”). The Bridge Credit Agreement is governed by New York law contains terms and conditions that are customary for similar financings. The Bridge Credit Agreement matures eighteen (18) months after the closing date, and bears interest at the applicable TIIE rate for each interest period plus a variable margin that increases incrementally over time, ranging from 75 basis points per annum during the first 90 days to 200 basis points per annum from day 451 through maturity.

The Bridge Credit Agreement contains several covenants that, among others, (a) restrict the borrowers’ ability to (i) create any lien on any property or asset, other than liens existing on the closing date, liens securing the Bridge Credit Agreement, tax liens being contested, statutory liens, and other customary exceptions; (ii) merge, consolidate, liquidate or dissolve, or dispose of substantially all assets, other than certain subsidiary transactions and dispositions to credit parties; (iii) enter into sale and leaseback transactions exceeding the greater of Ps. $6,200 million or 10% of consolidated total assets; (iv) declare or pay restricted payments if a default or event of default has occurred and is continuing; and (v) enter into transactions with affiliates except in the ordinary course of business on terms no less favorable than arm’s-length terms, subject to certain customary exceptions; and (b) require the borrowers to maintain a consolidated interest coverage ratio of at least 3.00 to 1.00 and a consolidated leverage ratio not exceeding 3.50 to 1.00 as of the last day of each fiscal quarter.

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

On November 26, 2024, Aerostar renewed the secured revolving credit line with Banco Popular de Puerto Rico of U.S.$10.0 million maturing December 18, 2027. The interest is calculated at the interest rate that fluctuates between 0.75% and 3.0% plus a default interest rate of 2.0%. Aerostar was financially obligated to keep a debt coverage ratio above 1.00:1.00 at the end of each quarter. As of December 31, 2025, the Company has not used the credit line.

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

On July 21, 2022, Aerostar issued 4.92% senior secured notes due 2035 in an aggregate principal amount of U.S.$200 million through a private placement. The terms of the notes require that Aerostar and its subsidiaries maintain a debt service coverage ratio of at least 1.10:1.00 through the stated maturity date of the notes. Failure to comply with these covenants would result in all amounts owed under the notes to become due and payable immediately. As of December 31, 2024, and 2025, the debt service coverage ratio calculated under the notes was 2.15:1.00 and 2.00:1:00, respectively. If we fail to comply with these covenants, our ability to pay dividends to our shareholders will be restricted.

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

The syndicated credit agreement was amortized by Airplan during 2023, 2024 and 2025. The outstanding amount of the credit agreement was COP$167,897.1 million as of December 31, 2023, COP$67,897.1 million as of December 31, 2024, and COP$67,897.1 million as of December 31, 2025. In April 2023, Banco Popular transferred to Banco de Bogotá its interests under the syndicated loan by issuing promissory notes having the same terms and conditions that those of the original loan. The syndicated credit agreement required Airplan to maintain a debt coverage ratio of at least 2.00:1.20, as calculated pursuant to the terms of such agreement. Lenders granted Airplan a waiver to comply with such debt coverage ratio during the third quarter of 2020 and the first quarter of 2021, which was further extended until the first quarter of 2022. Following the first quarter of 2022, Airplan has complied with the required debt coverage ratio.

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

In December 2023, the SICT approved each of our current updated master development plans, which went into effect as of January 1, 2024 and will elapse on December 31, 2028. Under the referred master development plans, our total committed investments for the regulated part of our business in all our Mexican Airports during the covered period is equal to Ps. 31,796.5 million. See “Item 4. Information on the Company—Mexican Regulatory Framework—Master Development Plans.”

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

The following table sets forth our historical investments in Mexico, Puerto Rico and Colombia in the periods indicated.

(thousands of
Year ended December 31,	Mexican pesos)
2023	1,071,715
2024	4,497,204
2025	7,813,549

In 2025, we spent Ps. 6,961.5 million in Mexico on capital expenditures in the nine airports in Mexico, principally attributed to a) the ongoing works for the expansion of Terminal 1 and Terminal 4 and expansion of taxiways at Cancun Airport, b) ongoing works for the terminal building expansions in Oaxaca, Cozumel, Huatulco and Villahermosa, as well as c) equipment renewal at Mexico’s 9 airports.

In 2025, we spent Ps. 29.3 million in Colombia on capital expenditures on projects which included, among others: Phase 1 of the Montería Airport internationalization project, the automation of the parking facilities at Rionegro and Medellín airports, the expansion of the parking facility roofing in Montería, and the acquisition of certain assets required for operations.

In 2025, we spent Ps. 828.1 million in Puerto Rico on capital expenditures on projects which included the design of the multilevel parking expansion, the construction of multilevel parking solar panels and a multilevel parking pedestrian bridge, the configuration of FIS in Terminal D, and reconstruction of an under-vehicle explosive detection system.

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

In 2024, we spent Ps. 26.3 million in Colombia on capital expenditures on projects which included, among others, the purchase of fixed assets.

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

In addition, in connection with our US mainland airports, we are expecting to incur capital investment obligations pursuant to our concession agreements at JFK and LAX. At JFK, the Company is required to (or will require its tenants to) invest at least U.S.$104.0 million in JFK Terminal 8 for the construction and installation of improvements during the first three years of the term, which began on July 1, 2023, in addition to at least U.S.$18.5 million in concession area improvements at JFK T8, U.S.$10.0 million in concession area improvements at JFK T1, and U.S.$2.5 million in other improvements at JFK T8. At LAX, the Company is required to (or will require its tenants to) invest at least U.S.$11.1 million in capital investments for the construction and installation of improvements to be completed by January 31, 2028.

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

The following table lists our directors as of the date of this annual report, their title and date of appointment:

Name	Title	Director Since
Fernando Chico Pardo(1)	Chairman	April 28, 2005
Francisco Garza Zambrano(3)	Director	February 28, 2001
Rasmus Christiansen(3)	Director	April 26, 2007
Aurelio Pérez Alonso(4)(9)	Director	April 26, 2012
José Antonio Pérez Antón(2)(5)(9)	Director	April 26, 2012
Guillermo Ortiz Martínez(3)	Director	April 26, 2010
Barbara Garza Lagüera Gonda (3)(6)	Director	April 23, 2020
Pablo Chico Hernández (7)	Director	April 22, 2021
Heliane Marie Luise Steden (7)	Director	April 22, 2021
Diana María Chavez Varela (7)	Director	April 22, 2021
Isabel Prieto Prieto(8)(9)	Director	April 23,2025
(1)

Elected by ITA as holder of Series BB shares. Fernando Chico Pardo is the direct or indirect owner of 50.0% of the shares of ITA and 65,008,564 Series B shares (21.67% of our outstanding shares) as of April 16, 2026.

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

(7)	On April 22, 2021, Pablo Chico Hernández, Heliane Marie Luise Steden, and Diana María Chavez Varela were elected as members of the Board of Directors, representing the Series B shares.
(8)	On April 23, 2025, Isabel Prieto Prieto was elected a member of the Board of Directors, representing the Series B shares.
(9)	Beneficially own less than 1.0% of our outstanding shares as of April 16, 2026.

Fernando Chico Pardo Mr. Fernando Chico Pardo is 74 years old and was appointed Chairman of ASUR’s Board of Directors in April 2005. Mr. Chico Pardo was appointed to the Board of ASUR by ITA, the Company’s Strategic Partner, and represents the BB series of shares. He is the founder and President of the private investment banking enterprise Promecap, S.C., Controlling Shareholder in RLH Properties and Tortuga (hotels), Co-President of the port and rail operator Carrix, Inc., and Chairman and owner of 25% of Grupo Financiero Banamex. Previously, Mr. Chico Pardo has been partner and Acting CEO of the banking institution Grupo Financiero Inbursa, S.A. de C.V. (Mexico), a member of the United Nations Joint Staff Pension Fund Standing Committee, a member of the Board of the United Nations Global Compact, President of the Iberoamericana University Endowment Fund, and Mexico Representative for Standard Chartered Bank (London). Mr. Chico Pardo has also been on the Boards of Directors of Grupo Financiero Inbursa, BBVA Bancomer, Condumex, Grupo Carso, Sanborns Hermanos, Sears Roebuck de México, Bombardier, Proactiva México, and Grupo Posadas de México. He is a philanthropist and active leader in various non-profit organizations dedicated to health, education, journalism, environment, arts and culture.

Francisco Garza Zambrano Mr. Garza is 70 years old and has been a member of our Board of Directors since 2001. He graduated with a degree in Business Administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey and also has a Master’s in Business Administration from Cornell University. He is a member of the boards of directors of Acosta Verde, Autlán, Cydsa, and RLH Properties. He is also on the boards and technical committees for the following non-profit institutions: the University of Monterrey, the Roberto Garza Sada Centre for Art, Architecture and Design of the University of Monterrey, the Bank of Mexico, and Nacional Financiera (NAFIN).

Guillermo Ortiz Martínez Mr. Ortiz is 77 years old has been a member of our Board of Directors since 2010. He has been the President of BTG Pactual Latinoamérica and Chairman of the Board of Directors of Grupo Financiero Banorte. Previously, he was Governor of the Bank of Mexico for two terms, from 1998 to 2003, and from 2004 to 2009. From 1994 to 1997, he was Mexico’s Public Finance Minister. Mr. Ortiz was the Deputy Public Finance Minister from 1988 to 1994. Prior to that, between 1984 and 1988, he occupied the position of Executive Director of the International Monetary Fund (IMF). From 1977 to 1984, he occupied positions as Economist, Deputy Manager and Manager at the Bank of Mexico’s Department of Economic Research. Mr. Ortiz entered public service with the federal government as an Economist at the Planning and Budgeting Ministry. During 2009 he was employed as Chairman of the Bank for International Settlements based in Basel, Switzerland. He is currently on the boards of Orbis, Vitro and BTG Pactual.

Rasmus Christiansen Mr. Rasmus Christiansen is 74 years old has been a member of our Board of Directors since 2007. Mr. Christiansen was previously the CEO of Copenhagen Airports International A/S. Prior to that he was the Vice President of Copenhagen Airports International A/S, Director of Development and Acquisitions at Copenhagen Airports International A/S, Director of an import/export concern based in Hungary, Vice President of Dolce International, International Hotel Development & Operations, and CEO of the Scanticon Conference Center. Mr Christiansen’s current positions include board member of Copenhagen Airports International A/S and of Glostrup Park Hotel A/S.

José Antonio Pérez Antón Mr. José Antonio Pérez Antón is 53 years old and has been a member of our Board of Directors since 2012. As Chief Executive Officer of Grupo ADO, one of the largest inter-city bus companies in Mexico, he has broad experience in the transport industry in this country. Mr. Pérez has been a member of the Board of Directors of Grupo ADO since 2005. He has a degree in Industrial Engineering from the Anáhuac University and a Master’s in Intermodal Transport from the University of Denver. Mr. Pérez Antón is currently an independent member of the board of directors of Santander México bank, and is also on the boards of the non-profit institutions CREO and the Mexican Business Council. He is also the Vice President of CANAPAT (Mexico’s National Chamber of Intercity and Tourism Transportation), and is a Councillor at ITI (Intermodal Transportation Institute, based in Denver). He is also a member of the CCE (Mexico’s Business Coordination Board).

Aurelio Pérez Alonso Mr. Pérez Alonso is 54 years old has been a member of our Board of Directors since 2012. He is Deputy Chief Executive Officer of Grupo ADO since 2006, and has been a member of that company’s Board of Directors since 2005. Before joining the Group in 1998, Mr. Pérez Alonso was a consultant for Arthur Andersen. Currently he is also the Chairman of the Board of Directors of CANAPAT (Mexico’s National Chamber of Intercity and Tourism Transportation).

Pablo Chico Hernández Mr. Chico Hernández is 41 years old and has been a member of our Board of Directors since 2021. He graduated from the Iberoamericana University in Mexico City with a degree in Business Administration, and obtained an MBA at Southern Methodist University in Dallas, TX, specialising in Finance and Entrepreneurship. He has worked for Promecap, S.C., and for Prudential Bank Mexico, where he was in charge of a US$100M fund that was indexed to the Mexican Stock Exchange. He currently works for SSA Marine, a marine and rail transport logistics company based in Seattle, Washington.

Bárbara Garza Lagüera Gonda Ms. Garza Lagüera is 66 years old and has been a member of our Board of Directors since 2020. She graduated with Bachelor’s and Master’s Degrees in Business Administration from the Instituto Tecnológico y de Estudios Superiores de Monterrey. She is an active member of the board of directors of FEMSA, and Vice-Chair of the board of directors of Tec de Monterrey Mexico City. She is also a member of the following boards of art and charity associations: Fondo para la Paz, Museo Franz Mayer, Museo de Arte Contemporáneo de Monterrey, and chair of the Committee to Develop the FEMSA Collection (one of the most significant corporate collections of modern and contemporary art in Latin America).

Heliane Marie Luise Steden Ms. Steden is 61 years old and has been a member of our Board of Directors since 2021. She is a managing director at Merrill Lynch and a member of the company’s flagship New York International Office. She joined Merrill Lynch in 1999, after working for Bankers Trust and Deutsche Bank. She is also on the Board of Trustees of the University of Southern California. While studying business administration at USC, Steden was a three-time All American women’s tennis player, and went on to pursue a five-year professional career in tennis. Her endowed scholarship for the Women of Troy tennis programme primarily goes to an international student-athlete.

Diana Maria Chavez Varela Ms. Chávez is 54 years old and has been a member of our Board of Directors since 2021. Ms. Chávez has extensive experience leading multi-stakeholder programs focused on sustainable development. She served as Vice-Chair of UNITAR’s Board of Trustees and directed the UN Global Compact’s Regional Center for Latin America and the Caribbean. Additionally, she has led foreign investment projects in emerging economies and was the first woman to chair the UN Forum on Business and Human Rights. Her career spans sustainability, diplomacy, and international mergers. She holds degrees in English literature, national security, negotiation, international relations, and business administration.

Isabel Prieto Prieto Ms. Prieto is 59 years old and has been a member of our Board of Directors since 2025. Ms. Prieto holds a degree in economics from the Instituto Tecnológico Autónomo de México and a master’s degree in public administration from the John F. Kennedy School of Government at Harvard University. She currently serves as National Manager for Mexico at Platzi, one of the largest technology-focused online education platforms in Latin America. She holds positions on the boards of directors of the mining company Baramín and the interconnection service provider Wiwi. Previously, she has held management positions at Oxio and Altán Redes, both in the telecommunications sector, as well as at the Canadian pension fund Caisse de Dépôt de Québec. She was also National Manager at Lippincot & Margulies and an associate consultant in banking investments at J.P. Morgan and James D. Wolfensohn, Inc. Ms. Prieto is Chair of the Board of Trustees of Consejo del Centro de Excelencia e Innovación para los Derechos y Oportunidades de la Niñez (CEIDON).

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

The following table lists our executive officers, their current position and year of appointment as an executive officer:

Name	Principal Occupation	Executive Officer Since
Adolfo Castro Rivas(1)	Chief Executive Officer; Director of Finance (Chief Financial and Strategic Planning Officer)	June 1, 2011
Carlos Trueba Coll	Director of Cancún Airport	March 1, 2010
Héctor Navarrete Muñoz	Director of Regional Airports	January 15, 2003
Claudio Góngora Morales	Chief Legal Counsel	April 19, 1999
Alejandro Pantoja López	Chief Infrastructure and Compliance Officer	August 15, 2013
Adán Alejandro González Martínez	Chief Commercial Officer	January 13, 2026
(1)	Elected by ITA as holder of Series BB shares.

Adolfo Castro Rivas. Mr. Castro was appointed as our Chief Executive Officer in June 2011. Mr. Castro has been our Director of Finance (Chief Financial Officer) since January 2000. Prior to joining ASUR, Mr. Castro was Director of Finance and Administration of Ferrocarril del Sureste S.A. de C.V. Mr. Castro was also Chief Financial Officer of Netcapital, S.A. de C.V., Director of Finance of Grupo Mexicano de Desarrollo, S.A. de C.V., Finance Manager of Grupo ICA S.A.B. de C.V. and an auditor and consultant with Coopers & Lybrand. Mr. Castro is also member of the Board of Directors of Red de Carreteras de Occidente, S.A.B. de C.V. He is 62 years old.

Carlos Trueba Coll. Mr. Trueba has been the Director of Cancún Airport since March 1, 2010. Previously, Mr. Trueba has held a series of administrative positions at Cancún Airport, including Deputy Director of Operations (November 2004). He was Department and Regional Head at the company Aeropuertos y Servicios Auxiliares. He is 62 years old.

Héctor Navarrete Muñoz. Mr. Navarrete is the Director of Regional Airports. Previously, Mr. Navarrete was the Administrator of Mérida Airport, Director of the Board of Culture and Tourism of the state of Yucatán, Coordinator of the Mayan Cultural Project in San Antonio, Texas, and President of the International Council of Latin American and Caribbean Airports for Airports Council International, and is an expert in international civil aviation security. He is 69 years old.

Claudio Góngora Morales. Mr. Góngora has been General Counsel since 1999. He is Legal Director of ASUR (from 2001). Mr. Góngora also served as Legal Director of Azufrera Panamericana, S.A. de C.V., alternating as Legal Advisor for Compañía Exploradora del Istmo, S.A. de C.V. He has been Deputy Legal Director of Comisión de Fomento Minero, as well as Chief Legal Consultant for Grafito de Mexico, S.A. de C.V., Terrenos para Industrias, S.A. de C.V., Terrenos de Jaltipan, S.A. de C.V., Macocozac, S.A. de C.V., Pasco Terminals, Inc. and Pasco International, Ltd. He is 74 years old.

Adán Alejandro González Martínez. Mr. González was designated as our Chief Commercial Officer in January 2026. Previously, he was Director of Commercial Development at Grupo Stiva S.A. de C.V. Mr. González has also held several top management positions at Talisis Holding S.A.P.I. de C.V. He is 41 years old.

Alejandro Pantoja López. Mr. Pantoja was appointed as our Chief Infrastructure and Compliance Officer in August 2013. Previously, he held a series of positions in ASUR, including Administrator of Veracruz Airport (from 2001 to 2013). He has also held executive posts in the companies Internacional de Contenedores de Veracruz and Ferrocarril del Sureste. He is 65 years old.

Share Ownership of Directors and Senior Management

With the exception of the directors set forth in the table below, directors and senior management do not own shares of ASUR. There are no compensation arrangements under which employees may acquire capital stock of ASUR.

Name of Officer/Director	Title	Series B Shares	Percentage of Outstanding Shares
Fernando Chico Pardo	Chairman	87,958,564	21.67%
Aurelio Pérez Alonso(1)	Director	7,136	—
Guillermo Ortiz Martínez(1)	Director	1,120	—
José Antonio Pérez Antón(1)	Director	494	—
Isabel Prieto Prieto(1)	Director	132	—
(1)	Beneficial ownership represents less than 1% of our outstanding shares in the aggregate.

Compensation of Directors and Senior Management

Members of our Board of Directors and the members of our committees received Ps. 12.1 million in aggregate compensation for the year ended December 31, 2025. We paid an aggregate amount of approximately Ps. 191.0 million in 2025 for the services of our executive officers.

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

The Sustainability Committee was formed on December 1, 2022, and is composed of three members. The Committee has established the following priority issues in connection with the Company’s environmental, social and governance (ESG) program: (i) environmental objective, including actions to monitor, reduce and compensate carbon emissions, protect and restore biodiversity and nature, measures to reduce water consumption and recycle wastewater, measures to increase percentage of recycled waste; (ii) social objectives, including the promotion of sustainable economic development in the communities where we operate, continuous improvement of our health and safety programs, and development of our workforce; and (iii) governance objectives, including implementing succession plans for board members and key executives and creating strategies to resolve over boarding and optimization of transparency with our stockholders. Diana María Chávez Varela, independent board member, serves as President of the Sustainability Committee.

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

Employees

The following table sets forth the number of employees in various positions as of the end of 2023, 2024 and 2025.

	As of December 31,
	2023	2024	2025
Administrative Employees(1)
Servicios Aeroportuarios del Sureste, S.A. de C.V.	—	—	—
México
Cancún Airport	481	484	496
Cozumel Airport	27	28	28
Huatulco Airport	23	25	25
Mérida Airport	64	72	74
Minatitlán Airport	18	19	19
Oaxaca Airport	28	30	29
Tapachula Airport	25	24	26
Veracruz Airport	35	36	36
Villahermosa Airport	34	34	35
Cancún Airports Services, S.A.	245	247	260
Total Mexico	980	999	1,028
Colombia
Airplan (Corporate Office)	83	88	86
Carepa Airport	29	29	29
Corozal Airport	18	21	21
Medellín Airport (Enrique Olaya Herrera)	46	52	48
Rionegro Airport (José María Córdova)	136	144	144
Montería Airport	43	45	51
Quibdó Airport	37	37	45
Total Colombia	392	416	424
San Juan Airport	104	112	115
Total Puerto Rico	104	112	115
ASUR Airports LLC (JFK, LAX, ORD)	—	—	42
Total Mainland U.S.	—	—	42
Total Administrative Employees	1,476	1,527	1,609
Unionized Employees(2)
México
Cancún Airport	169	169	171
Cozumel Airport	36	36	36
Huatulco Airport	20	20	20
Mérida Airport	46	46	46
Minatitlán Airport	16	16	16
Oaxaca Airport	23	27	27
Tapachula Airport	24	23	24
Veracruz Airport	27	27	27
Villahermosa Airport	26	25	28
Total México	387	389	395
Colombia
Carepa Airport	—	—	—
Corozal Airport	—	—	—
Medellín Airport (Enrique Olaya Herrera)	—	—	—
Rionegro Airport (José María Córdova)	—	—	—
Montería Airport	—	—	—
Quibdó Airport	—	—	—
Total Colombia	—	—	—
San Juan Airport	19	20	19
Total Puerto Rico	19	20	19
Total Union Employees	406	409	414
(1)	On February 2022, we transferred all of the non-unionized administrative employees by each of our airport operating subsidiaries.

As of December 31, 2023, 2024 and 2025, we had 1,882, 1,936 and 2,023 total employees (administrative and unionized), respectively.

As of December 31, 2023, 2024, and 2025, 21.6%, 21.1% and 20.9%, respectively, of our employees were members of labor unions.

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

All of our Mexican unionized employees are members of local chapters of the Mexican National Union of Airport Workers. As of April 2008, the labor relations with our Mexican employees in our airport operating subsidiaries are governed by one collective labor agreement that is negotiated by the local chapter of the union. Under applicable Mexican labor law, wages are renegotiated every year, while other terms and conditions of employment are renegotiated every two years. The last agreement for the period 2024 to 2026 is in the process of being signed with the union as of February 2026, which prospectively modified the 2025 agreement. We believe we have good relations with our Mexican employees.

Item 7.Major Shareholders and Related Party Transactions

MAJOR SHAREHOLDERS

Capital Stock Structure

The following table sets forth the current ownership of outstanding shares as of April 16, 2026, to the extent of our knowledge.

			Percentage of total
	Number of Shares		share capital
Identity of stockholder	B Shares	BB Shares	B Shares	BB Shares
CHPAF Holdings, S.A.P.I. de C.V. (1)(2)(3)(4)(5)	65,008,564	—	21.67%	—
Inversiones Productivas Kierke S.A .de C.V.	36,989,770		12.33%	—
Grupo ADO, S.A. de C.V.(6)	4,002,750	—	1.33%	—
ITA, through Bancomext (1)(2)(3)(4)(6)	—	22,950,000	—	7.65%
BlackRock, Inc.	22,966,243	—	7.66%	—
Other Public(1)	171,048,916	—	49.36%	—
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

As of December 31, 2023, 2024 and 2025, the accounts pending payment with related parties are as follows:

	At December 31,
	2023	2024	2025

	(millions of Mexican pesos)
Accounts Payable:
Inversiones y Técnicas Aeroportuarias, S.A.P.I. de C.V.(1)	178.3	101.3	98.5
Total Accounts Payable	178.3	101.3	98.5
(1)	Shareholder

During the years ending December 31, 2023, 2024 and 2025, the following transactions with related parties were carried out:

	Year Ended December 31,
	2023		2024		2025

		(millions of Mexican pesos)
Commercial revenues	Ps.	28.7	Ps.	28.9	Ps.	29.3
Technical assistance		(715.5)		(400.8)		(400.9)
Leases		(5.8)		(6.2)		(6.7)

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

Pursuant to the Technical Assistance Agreement, ITA and its stockholders agreed to provide management and consulting services and transfer industry “know-how” related to the operation of airports to us. Although Copenhagen Airports ceased to be a shareholder in October 2010, and after the consummation of the sale of a company that owns 49.0% of ITA to Grupo ADO, the Technical Assistance Agreement continues in force and will remain in force. The Technical Assistance Agreement entitles ITA to propose to our board a candidate to be our Chief Executive Officer, to appoint half our other executive officers and two members of our Board of Directors. The agreement also grants us a perpetual and exclusive license in Mexico to use all technical assistance and know-how transferred to us by ITA or its stockholders during the term of the agreement. The agreement had an initial 15-year term which expired in 2013, and was automatically renewed for a successive five-year term on the same conditions on December 18, 2013. We are required under this agreement to pay ITA an annual fee equal to the greater of U.S.$2.0 million, adjusted for U.S. inflation, or 5.0% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with financial reporting standards applicable in Mexico and calculated prior to deducting the technical assistance fee under this agreement). Effective as of January 1, 2024, the applicable rate for the technical assistance agreement was reduced from 5.0% to 2.5%. The fixed dollar amount decreases during the initial five years of the agreement in order to create an incentive for ITA to increase our earnings before comprehensive financing cost, income taxes and depreciation and amortization. ITA is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement. The agreement allows ITA, its stockholders and their affiliates to render additional services to us only if our Acquisitions and Contracts Committee determines that these related persons have submitted the most favorable bid in a bidding process. This process is described in “Item 6. Directors, Senior Management and Employees—Committees.” In 2023, 2024 and 2025, we recognized expenses of U.S.$42.3 million, U.S.$19.2 million and U.S.$22.3 million, respectively, pursuant to the technical assistance agreement. We did not owe ITA additional expenses in 2023, 2024, and 2025.

Arrangements with Entities Controlled by Fernando Chico Pardo

We rent our executive offices in Mexico City from Gafapa, S.A. de C.V., another entity controlled by Fernando Chico Pardo.

Compensation to Directors and Officers

In 2023, we provided Ps. 171.6 million in compensation to executive officers and Ps. 10.3million in compensation to the Board of Directors and the committees of the Board of Directors. In 2024, we provided Ps. 204.9 million in compensation to key management personnel and Ps. 8.7 million in compensation to the Board of Directors and the committees of the Board of Directors. In 2025, we provided Ps. 191.0 in compensation to key management personnel and Ps. 12.1 in compensation to the Board of Directors and the committees of the Board of Directors.

Item 8.Financial Information

See “Item 18. Financial Statements” beginning on page F-1.

Legal Proceedings

We are involved in legal proceedings from time to time that are incidental to the normal conduct of our business. Our transactions are subject to Mexican federal and state law, as well as Puerto Rico and Colombian law due to our subsidiaries outside of Mexico.

At present, a number of labor-law claims have been filed against us mainly relating to involuntary terminations. Should those claims result in a negative ruling, they would not have significant effects. We are currently pursuing judicial remedies and no ruling has been handed down at the date of this report. As of December 31, 2025, we have not established a provision for this item.

In addition, Aeropuerto de Cancún is appealing a decision from the Quintana Roo’s Tax Authority concerning a tax issue relating to the amortization of its concession for tax purposes. See “Item 5. Operating and Financial Review and Prospects—Recent Developments—We participated in a tax amnesty program implemented by the Mexican federal government.”

On August 21, 2019, the Board of Commissioners of COFECE in Mexico notified our Aeropuerto de Cancún of a decision issued on July 25, 2019, which provides for: (i) administrative liability for monopolistic practices (as described in Article 56, Section V of the LFCE (refusal of access)) and (ii) a fine of Ps. 73 million. We appealed COFECE’s decision in November 2023. In November 2023, a Federal specialized Judge granted to Aeropuerto de Cancún constitutional protection against COFECE’s decision and ordered the Board of Commissioners to review and justify whether and as of when the company actually incurred in the relative monopolist practice of refusal to deal. On November 21, 2025, the Court upheld the appealed ruling and granted the Cancún Airport an injunction, ordering the full National Antitrust Commission (CNA), which replaced COFECE, to issue a new resolution. As of December 31, 2025, the CNA was in the process of issuing this new resolution. The risk, should the lawsuit be resolved unfavorably to the Company, amounts to Ps. 73 million. This amount is not recorded because the risk of requiring cash outflows to settle the obligation is remote.

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

Mexican companies may pay dividends only out of earnings (including retained earnings after all losses have been absorbed or paid up) and only after such allocation to the legal reserve fund. The reserve fund is required to be funded on a stand-alone basis for each company, rather than on a consolidated basis. The level of earnings available for the payment of dividends is determined under IFRS. The legal reserve of our holding company, Grupo Aeroportuario del Sureste, S.A.B. de C.V., as of December 31, 2025, is Ps. 2,542.2 million (which includes the required allocation corresponding to year 2024 net income). Our subsidiaries are required to allocate earnings to their respective legal reserve funds prior to paying dividends to Grupo Aeroportuario del Sureste, S.A.B. de C.V.

Currently, dividends paid to non-resident holders with respect to our Series B shares and ADSs are subject to Mexican withholding tax at the rate of 10.0% on the gross amount of the dividend distributed. Dividends that are paid from a company’s distributable earnings that have not been subject to corporate income tax will be subject to a corporate-level dividend tax (payable by us) calculated on a gross-up basis by applying a factor of 1.4286. Corporate tax rates of 30.0% in 2023, 2024 and 2025 are applied to the result. This corporate-level dividend income tax on the distribution of earnings may be applied as a credit against Mexican corporate income tax corresponding to the fiscal year in which the dividend was paid or against the Mexican corporate income tax for the 2025 fiscal year or the Mexican corporate income tax of the two fiscal years following the date in which the dividend was paid. In the case of dividends paid in 2025, the credit would be applicable against the Mexican corporate income tax for the fiscal year ended 2025 or the Mexican corporate income tax corresponding to the following two fiscal years. Dividends paid from a company’s distributable earnings that have been subject to corporate income tax are not subject to this corporate-level dividend income tax.

As of December 31, 2025, we had no distributable earnings. As of December 31, 2024, we had distributable earnings in an amount of Ps. 23,191.2 million which, if paid from our CUFIN, would not be subject to additional corporate income tax, would not be subject to tax withholding if paid in respect of distributable earnings generated prior to 2014 and could be subject to a 10% tax withholding if paid in respect of distributable earnings generated as of 2014. Our CUFIN amounted to Ps. 17,933.8 million, and Ps. 30,345.0 million, as of December 31, 2024, and 2025, respectively.

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

At the general stockholders’ meeting held on April 23, 2025, our stockholders approved to set aside Ps. 6.00 of the accumulated net profits for the year ended December 31, 2024 to increase our legal reserve, in accordance with Article 20 of the Mexican General Corporations Law (Ley General de Sociedades Mercantiles). In that same meeting, our stockholders approved the payment of (i) an ordinary cash dividend from accumulated retained earnings, and the share repurchase reserve in the amount of Ps. 50.0 per share, payable in May 2025, (ii) an extraordinary cash dividend from the share repurchase reserve in the amount of Ps. 15.00 per share, payable in September 2025, and (iii) an extraordinary cash dividend from the share repurchase reserve in the amount of Ps. 15.00 per share, payable in November 2025 in a single installment to each of the outstanding, common, Series “B” and “BB”. Our stockholders also approved to set aside all remaining accumulated net profits for the year ended December 31, 2024 for the repurchase of shares by the Company during the fiscal year 2025, pursuant to Article 56 of the Securities Market Law.

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

Our common ADSs, each representing 10 Series B common shares of our capital stock, are traded on the NYSE under the ticker symbol “ASR.” The Bank of New York Mellon serves as the depositary for our common ADSs. On April 13, 2026, there were 8,103,270 ADSs outstanding, representing 27.01% of our total share capital.

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

Our Capital Stock

The following table sets forth our authorized capital stock and our issued and outstanding capital stock as of April 16, 2026:

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

On July 30, 2025, we through our subsidiary ASUR US Commercial Airports, LLC entered into a purchase agreement with Unibail-Rodamco-Westfield’s wholly-owned subsidiary Westfield Development, Inc. to acquire all of the issued and outstanding equity interest of URW Airports, LLC for an enterprise value of US$295 million. The acquired business manages select commercial programs at several U.S. airports, including Terminals 1, 2, 3, 6, Tom Bradley International Terminal and Tom Bradley International Terminal West at LAX, Terminal 5 at ORD, and Terminal 8 and New Terminal One at JFK. Further, on November 18, 2025, we through our subsidiary Aeropuerto de Cancún entered into a purchase agreement with Motiva Infraestrutura de Mobilidade S.A. to acquire up to 100% of the shares representing the capital stock of Companhia de Participações em Concessões (CPC Aeroportos), for approximately US$936 million. CPC Aeroportos is an operator of 20 airports in Latin America, including 17 in Brazil, one in Costa Rica, one in Ecuador and one in Curaçao, and is a wholly-owned subsidiary of Motiva de Infraestructura de Mobilidade, S.A. See “—Recent Developments” under “Item 5. Operating and Financial Review and Prospects.”

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

TAXATION

The following summary contains a description of the material anticipated U.S. and Mexican federal income tax consequences of the purchase, ownership and disposition of our Series B shares or ADSs by a beneficial holder that is a citizen or resident of the United States or a U.S. domestic corporation or that otherwise will be subject to U.S. federal income tax on a net income basis in respect of our Series B shares or ADSs (a “U.S. holder”) and the Mexican tax consequences of the purchase, ownership and disposition of our Series B Shares or ADSs by a “non-Mexican holder” (as defined below), but it does not purport to be a comprehensive description of all of the tax considerations that may be relevant to a decision to purchase, hold or sell our Series B shares or ADSs. In particular, the summary deals only with U.S. holders that hold our Series B shares or ADSs as capital assets, and does not address the tax treatment of special classes of U.S. holders such as dealers in securities or currencies, U.S. holders whose functional currency is not the U.S. dollar, tax-exempt organizations, financial institutions, insurance companies, partnerships or other pass-through entities, persons who own or are deemed to own 10.0% or more of our stock by vote or value, U.S. holders liable for any alternative minimum tax, securities traders who elect to account for their investment in Series B shares or ADSs on a mark-to-market basis and persons holding Series B shares or ADSs in a hedging transaction or as part of a straddle, conversion or other integrated transaction for U.S. federal income tax purposes. In addition, the summary does not address any U.S. or Mexican state or local tax considerations that may be relevant to a U.S. holder, nor does it address other tax laws such as the Medicare contribution tax on net investment income.

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

Aerostar and Airplan hold undistributed retained earnings which, if paid as dividends, would require the beneficiaries to pay income tax. As of January 1, 2024, the Company recognized the liability for deferred taxes as there is a taxable temporary difference for the retained earnings by Aerostar and Airplan. As of December 31, 2024 and December 31, 2025, the balance of the deferred income tax recognized at the Cancun Airport on the undistributed retained earnings from Aerostar, Airplan and ASUR US (as of December 11, 2025), amounted to Ps.710,991 and Ps. 485,935, respectively.

U.S. Federal Income Tax Considerations

Subject to the discussion below under “Passive Foreign Investment Company Status”, the gross amount of any distributions paid with respect to the Series B shares or ADSs, to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes, generally will be includible in the gross income of a U.S. holder as dividend income on the date on which the distributions are received by the U.S. holder in the case of Series B Shares or by the depositary in the case of ADSs. Such distributions will not be eligible for the dividends received deduction allowed to certain corporations under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). To the extent that a distribution exceeds our current and accumulated earnings and profits, it will be treated as a non-taxable return of basis to the extent thereof, and thereafter as capital gain from the sale of Series B shares or ADSs. We do not expect to keep earnings and profits in accordance with U.S. federal income tax principles. Therefore, you should expect that a distribution will generally be treated as a dividend (as discussed below).

Distributions, which will be made in Mexican pesos, will be includible in the income of a U.S. holder in a U.S. dollar amount calculated by reference to the exchange rate in effect on the date they are received by the U.S. holder in the case of shares or by the depositary in the case of ADSs, whether or not they are converted into U.S. dollars on that date. If such distributions are converted into U.S. dollars on the date of receipt, a U.S. holder generally should not be required to recognize foreign currency gain or loss in respect of the distributions; otherwise, any gain or loss on a subsequent sale, conversion or other disposition of the Mexican pesos received generally will be U.S.-source ordinary income or loss, and will not be eligible for the reduced tax rate applicable to long-term capital gains.

Subject to generally applicable limitations and conditions, Mexican dividend withholding tax paid at the appropriate rate applicable to the U.S. holder may be eligible for a credit against such U.S. holder’s U.S. federal income tax liability. These generally applicable limitations and conditions include requirements adopted by the U.S. Internal Revenue Service (“IRS”) in Regulations promulgated in December 2021, and any Mexican tax generally will need to satisfy these requirements in order to be eligible to be a creditable tax. In the case of a U.S. holder that either (i) is eligible for, and properly elects, the benefits of the Tax Treaty, or (ii) consistently elects to apply a modified version of these rules issued under temporary guidance, and complies with the specific requirements set forth in such guidance, the Mexican tax on dividends will be treated as meeting the new requirements and therefore as a creditable tax. In the case of all other U.S. holders, the application of these requirements to the Mexican tax on dividends is uncertain and we have not determined whether these requirements have been met. If the Mexican dividend tax is not a creditable tax for a U.S. holder or the U.S. holder does not elect to claim a foreign tax credit for any foreign income taxes paid or accrued in the same taxable year, the U.S. holder may be able to deduct the Mexican tax in computing such U.S. holder’s taxable income for U.S. federal income tax purposes. Dividend distributions will constitute income from sources without the United States and, for U.S. holders that elect to claim foreign tax credits, generally will constitute “passive category income” for foreign tax credit purposes.

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

The U.S. dollar amount of dividends received by a non-corporate U.S. holder with respect to the Series B shares or ADSs will be subject to tax at a reduced rate if the dividends are “qualified dividends.” Subject to certain exceptions for short -term and hedged positions, dividends will be treated as qualified dividends if: (i) (A) the dividends are received on Series B shares or ADSs which are readily tradable on an established securities market in the United States, or (B) we are eligible for the benefits of a comprehensive tax treaty with the United States which the U.S. Treasury determines is satisfactory for purposes of this provision and which includes an exchange of information program, and (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, passive foreign investment company (“PFIC”). The ADSs are listed on the New York Stock Exchange and will qualify as readily tradable on an established securities market in the United States so long as they are so listed. In addition, the U.S. Treasury has determined that the Tax Treaty meets the requirements for reduced rates of taxation, and we believe we are eligible for the benefits of the Tax Treaty. Based on our audited financial statements and relevant market and shareholder data, we believe that we were not treated as a PFIC for U.S. federal income tax purposes with respect to our 2024 and 2025 taxable years. Furthermore, based on our audited financial statements and our current expectations regarding the value and nature of our assets, the sources and nature of our income, and relevant market and shareholder data, we do not anticipate becoming a PFIC for our current taxable year or the reasonably foreseeable future, although there can be no assurance in this regard.

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

For a non-Mexican holder that carries out the sale or disposition of our Series B shares or ADSs under any of the following cases, a 35.0% rate on the realized gains would apply in the following cases:

●	sales of our Series B shares or ADSs which were acquired by the transferor outside of the Mexican Stock Exchange, or other recognized markets set forth in the Mexican Federal Tax Code, unless, if in a period of 24 months, either in simultaneous or successive transactions, a shareholding of less than 1% of our capital stock is sold in a Mexican Stock Exchange;
●	sales made by a person or group of persons that, directly or indirectly, holds 10.0% or more of the shares representing our capital stock, or that holds a controlling interest in us, if in a period of 24 months, a sale of 10.0% or more of our fully paid shares, or of a controlling interest in us, is carried out through one or several simultaneous or successive transactions, including those carried out through derivative instruments or other similar transactions;
●	pre-negotiated trades executed through the facilities of the Mexican securities Stock Exchange; and
●	trades of shares obtained as a result of our merger or spin-off, in certain cases.

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

A U.S. holder generally will not be entitled to credit any Mexican tax imposed on the sale or other disposition of the shares against such U.S. holder’s U.S. federal income tax liability, except in the case of a U.S. holder that consistently elects to apply a modified version of the U.S. foreign tax credit rules that is permitted under temporary guidance and complies with the specific requirements set forth in such guidance. Additionally, capital gain or loss recognized by a U.S. holder on the sale or other disposition of the Series B shares or ADSs generally will be U.S. source gain or loss for U.S. foreign tax credit purposes. Consequently, even if the withholding tax qualifies as a creditable tax for U.S. foreign tax credit purposes, a U.S. holder may not be able to credit the tax against its U.S. federal income tax liability unless such credit can be applied (subject to generally applicable conditions and limitations) against tax due on other income treated as derived from foreign sources. If the Mexican tax is not a creditable tax, the tax would reduce the amount realized on the sale or other disposition of the Series B shares or ADSs even if the U.S. holder has elected to claim a foreign tax credit for other taxes in the same year. The temporary guidance discussed above also indicates that the Treasury and the IRS are considering proposing amendments to the December 2021 regulations and that the temporary guidance can be relied upon until additional guidance is issued that withdraws or modifies the temporary guidance. U.S. holders should consult their own tax advisors regarding the application of the foreign tax credit rules to their investment in, and disposition of, Series B shares or ADSs.

If a U.S. holder sells or otherwise disposes of our Series B shares or ADSs in exchange for currency other than U.S. dollars, the amount realized generally will be the U.S. dollar value of the currency received at the spot rate on the date of sale or other disposition (or, if the shares are traded on an established securities market at such time, in the case of cash basis and electing accrual basis U.S. holders, the settlement date). An accrual basis U.S. holder that does not elect to determine the amount realized using the spot exchange rate on the settlement date will recognize foreign currency gain or loss equal to the difference between the U.S. dollar value of the amount received based on the spot exchange rates in effect on the date of the sale or other disposition and the settlement date. A U.S. holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received at the spot rate on the settlement date. Any currency gain or loss realized on the settlement date or the subsequent sale, conversion, or other disposition of the non-U.S. currency received for a different U.S. dollar amount generally will be U.S.-source ordinary income or loss, and will not be eligible for the reduced tax rate applicable to long-term capital gains. If an accrual basis U.S. holder makes the election described in the first sentence of this paragraph, it must be applied consistently from year to year and cannot be revoked without the consent of the IRS. U.S. holders should consult their own tax advisors regarding the treatment of any foreign currency gain or loss realized with respect to any currency received in a sale or other disposition of the Series B shares or ADSs.

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

Although we believe that we were not a PFIC in 2024 and 2025 and do not anticipate becoming a PFIC in the current year or the reasonably foreseeable future, the determination whether we are a PFIC will be made annually depending on the particular facts and circumstances, such as the valuation of our assets, including goodwill and other intangible assets, at the time. Accordingly, we cannot be certain that we will not be a PFIC in the current year or in future years. Because our belief is based in part on the expected market value of our equity, a decrease in the trading price of our common stock and ADSs may result in our becoming a PFIC.

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

If we are classified as a PFIC, and a U.S. holder does not make a mark-to-market election, as described in the following paragraph, such U.S. holder will be subject to a special tax at ordinary income tax rates on “excess distributions,” by us and gain that the U.S. holder recognizes on the sale of their Series B shares or ADSs. The amount of income tax on any excess distributions and any gain on the sale of Series B shares or ADSs will be increased by an interest charge to compensate for tax deferral, calculated as if the excess distributions were earned ratably over the period the U.S. holder holds their Series B shares or ADSs. Classification as a PFIC may also have other adverse tax consequences, including, in the case of individuals, the denial of a step-up in the basis of Series B shares or ADSs upon the U.S. holder’s death.

U.S. holders may be able to mitigate some of the unfavorable rules described in the preceding paragraph by electing to mark their Series B shares or ADSs to market. Because a mark-to-market election cannot be made for any lower-tier PFICs that a PFIC may own, a U.S. holder who makes a mark – to - market election with respect to our Series B shares or ADSs will generally continue to be subject to the foregoing rules with respect to such U.S. holder’s indirect interest in any investments held by us that are treated as an equity interest in a PFIC for U.S. federal income tax purposes. If a U.S. holder makes this mark-to-market election, the U.S. holder will be required in any year in which we are a PFIC to include as ordinary income the excess of the fair market value of their shares at year-end over your basis in those shares. In addition, any gain the U.S. holder recognizes upon the sale of their shares will be taxed as ordinary income in the year of sale. The mark - to - market election is available only for “marketable stock,” which is stock that is regularly traded in other than de minimis quantities on at least 15 days during each calendar quarter on a qualified exchange or other market, as defined in the applicable Treasury regulations. We expect the ADSs to be “marketable stock” because our ADSs are listed on the NYSE, but it is unclear whether our Series B ordinary shares would be so treated.

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

DOCUMENTS ON DISPLAY

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. Filings we make electronically with the SEC are available to the public on the Internet at the SEC’s website at www.sec.gov and at our website at https://www.asur.com.mx/inversionistas-1 (This URL is intended to be an inactive textual reference only. It is not intended to be an active hyperlink to our website. The information on our website, which might be accessible through a hyperlink resulting from this URL, is not and shall not be deemed to be incorporated into this annual report.)

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

Foreign Currency Exchange Rate Risk

Our principal exchange rate risk involves changes in the value of the Mexican peso relative to the U.S. dollar. Historically, a significant portion of the revenues generated by our airports (principally derived from passenger charges for international passengers) has been denominated in or linked to the U.S. dollar, although such revenues are largely collected in Mexican pesos based on the average exchange rate for the prior month. In 2023, 2024 and 2025, 27.8%, 29.6% and 27.3%, respectively, of our consolidated revenues were derived from passenger charges for international passengers. In addition, a substantial portion of our contracts with providers of commercial services are denominated in U.S. dollars. In 2023, 2024 and 2025, 33.2%, 29.2% and 26.2%, respectively, of our consolidated revenues were derived from contracts from commercial service providers that are denominated in U.S. dollars. Substantially all of our other revenues are denominated in Mexican pesos. Substantially all of our consolidated costs and expenses are denominated in Mexican pesos (other than the salaries of our executive officers and the technical assistance fee, to the extent paid based on the fixed minimum annual payment). Based on a 5% depreciation of the Mexican peso compared to the U.S. dollar as of December 31, 2025, we estimate that our revenues for the year ended December 31, 2025 would have increased by Ps. 116.0 million.

As of December 31, 2023, 2024, and 2025, 55.0%, 63.8%, 69.4% respectively, of our cash, cash equivalents and investments in financial instruments were denominated in dollars. Based on a 5% depreciation of the Mexican peso compared to the U.S. dollar as of December 31, 2025, we estimate that the value of our cash and cash equivalents and investments in financial instruments as of December 31, 2025 would have increased by Ps.458.2 million.

As of December 31, 2025, 95.5% of our foreign currency indebtedness was denominated in U.S. dollars and 4.5% was denominated in Colombian pesos. A decrease in the value of the Mexican peso relative to the dollar will increase the cost in pesos of servicing our U.S. dollar denominated indebtedness. Based on a 5% depreciation of the Mexican peso compared to the U.S. dollar as of December 31, 2025, we estimate that our long term debt as of December 31, 2025 would have increased by Ps.443.5 million.

As of December 31, 2023, 2024 and 2025, we did not have any outstanding forward foreign exchange contracts.

Interest Rate Risk

We depend upon bank credit facilities to partially finance our operations. These transactions expose us to interest rate risk, with the primary interest rate risk exposure resulting from changes in the relevant base rates (banks charged interest based on TIIEF plus a margin or based on DTF plus a margin of 4.00%) which are used to determine the interest rates that are applicable to borrowings under our credit facilities. All of our interest rate swap agreements expired in 2012. For more information regarding our economic hedging transactions, see “Item 5—Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness.”

Based on a 1.0% increase in TIIEF, we estimate that the cost of our debt service for the year ended December 31, 2025 would have increased by Ps.183.1 million in 2025. Based on a 1.0% increase in DTF, we estimate that the cost of our debt service for the year ended December 31, 2025 would have increased by Ps.3.2 million in 2025.

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

Fees payable by the depositary

From January 1, 2025 through December 31, 2025, the depositary reimbursed or otherwise paid us approximately U.S.$82.0 thousand in compensation in connection with the ADS program. Such amounts include payments for continuing annual stock exchange listing fees, standard out-of-pocket maintenance costs for the ADRs (consisting of the expenses of postage and envelopes for mailing annual and interim financial reports, printing and distributing dividend checks, electronic filing of U.S. Federal tax information, mailing required tax forms, stationery, postage, facsimile, and telephone calls), and legal fees.

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

The Company’s management has evaluated, with the participation of our Chief Executive Officer and Chief Financial Officer, the effectiveness of our disclosure controls and procedures as of December 31, 2025. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2025 to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. We conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2025 using the criteria set forth in the “Internal Control – Integrated Framework” published by the Committee of Sponsoring Organizations of the Treadway Commission in 2013.

Management has excluded ASUR US Commercial Airports, LLC from its assessment of internal control over financial reporting as of December 31, 2025, because it was acquired by the Company in a purchase business combination during 2025. ASUR US Commercial Airports, LLC is a wholly-owned subsidiary whose total assets and total revenues excluded from management’s assessment represent 16% and less than 1%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2025.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

Based on its assessment and using the criteria discussed above, our management has concluded that the Company’s internal control over financial reporting was effective as of December 31, 2025.

PricewaterhouseCoopers, S.C., the independent registered public accounting firm that has audited our financial statements, has audited the effectiveness of the Company’s internal control over financial reporting as of December 31, 2025, as stated in the report included in Item 18 of this annual report.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting during 2025 that materially affected, or was reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C.Principal Accountant Fees and Services

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent auditors, PricewaterhouseCoopers, S.C., during the fiscal years ended December 31, 2024 and 2025:

	Year ended December 31,
	(thousands of Mexican pesos)
	2024	2025
Audit fees	37,546	45,603
Audit-related fees	—	—
Tax	1,303	5,211
All others	128	234
Total fees	38,977	51,047

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

			(c) Total number of	(d) Maximum
	(a) Total		shares purchased as	number of shares
	number of	(b) Average	part of publicly	that may yet be
	shares	price paid per	announced plans or	purchased under
2024	purchased	share in Pesos	programs	the plans or programs
January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31	—	—	—	—
June 1-30	—	—	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30(1)	1,504,464	U.S.$530.86	—	—
December 1-31	—	—	—	—
2024 Total	—	—	—	—
(1)

As of December 31, 2024 our Chairman of the Board of Directors Fernando Chico Pardo owned, directly or indirectly, 99.99% of CHPAF Holdings, S.A.P.I. de C.V., which purchased 2,983,566 Series B shares in the open market in October and November 2024.

			(c) Total number	(d) Maximum number
	(a) Total	(b) Average	of shares purchased	of shares that may
	number of	price paid	as part of publicly	yet be purchased
	shares	per share	announced	under the
2025	purchased	in Pesos	plans or programs	plans or programs
January 1-31	—	—	—	—
February 1-28	—	—	—	—
March 1-31	—	—	—	—
April 1-30	—	—	—	—
May 1-31	—	—	—	—
June 1-30	—	—	—	—
July 1-31	—	—	—	—
August 1-31	—	—	—	—
September 1-30	—	—	—	—
October 1-31	—	—	—	—
November 1-30(1)	—	—	—	—
December 1-31	—	—	—	—
2025 Total	—	—	—	—
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

The principal characteristics of our Audit and Corporate Practices Committee are as follows:

NYSE Standards	Our Corporate Governance Practice

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

4.19

Terminal Commercial Management Concession Agreement between The City of Los Angeles, Department of Airports and Westfield Concession Management, LLC (LAX Concession Agreement No. LAA-B613), dated March 1, 2012, for Terminals 2 and Tom Bradley International Terminal at Los Angeles International Airport.*

4.19.1	Amendment No. 1 to Exhibit 4.19.*

4.19.2	Amendment No. 2 to Exhibit 4.19.

4.19.3	Amendment No. 3 to Exhibit 4.19.*

4.19.4	Amendment No. 4 to Exhibit 4.19.*

4.19.5	Amendment No. 5 to Exhibit 4.19.*

4.19.6	Amendment No. 6 to Exhibit 4.19.*

4.19.7	Amendment No. 7 to Exhibit 4.19.*

4.19.8	Amendment No. 8 to Exhibit 4.19.*

4.19.9	Amendment No. 9 to Exhibit 4.19.

4.19.10	Amendment No. 10 to Exhibit 4.19.*

4.19.11	Amendment No. 11 to Exhibit 4.19.*

4.20

Los Angeles International Airport Terminal Commercial Management Concession Agreement between The City of Los Angeles, Department of Airports and Westfield Concession Management, LLC (LAX Concession Agreement No. LAA-8640), dated June 22, 2012, for Terminals 1, 3 and 6 at Los Angeles International Airport.*

4.20.1	Amendment No. 1 to Exhibit 4.20.*

4.20.2	Amendment No. 2 to Exhibit 4.20.*

4.20.3	Amendment No. 3 to Exhibit 4.20.*

4.20.4	Amendment No. 4 to Exhibit 4.20.*

4.20.5	Amendment No. 5 to Exhibit 4.20.*

4.20.6	Amendment No. 6 to Exhibit 4.20.*

4.20.7	Amendment No. 7 to Exhibit 4.20.

4.20.8	Amendment No. 8 to Exhibit 4.20.*

4.20.9	Amendment No. 9 to Exhibit 4.20.*

4.21

Concession Redevelopment and Management Lease Agreement between The City of Chicago and ASUR US Commercial Airports LLC, dated September 1, 2011, for Terminal 5 at Chicago O’Hare International Airport.*

4.22	Master Concession Developer Agreement between JFK NTO LLC and URW Airports JFK T1, LLC, dated June 10, 2022, for the New Terminal One at John F. Kennedy International Airport.*

4.23

Master Retail Development, Management and Leasing Agreement between American Airlines, Inc. and JFK T8 Innovation Partners, LLC, dated July 1, 2023, for Terminal 8 at John F. Kennedy International Airport.*

4.24

Stock Purchase and Sale Agreement and Other Covenants, entered into by and among Motiva Infraestrutura de Mobilidade S.A. (as Seller), Aeropuerto de Cancún, S.A. de C.V. (as Purchaser), and Companhia de Participações em Concessões (as intervening and consenting party), dated November 18, 2025, in connection with the acquisition of up to 100% of the shares of Companhia de Participações em Concessões.*

4.25

An English translation of Addendum No. 27 (Otrosí No. 27) to Concession Agreement No. 8000011-OK-2008, entered into among the National Infrastructure Agency (ANI), the Olaya Herrera Airport Public Entity (EPAOH), and Sociedad Operadora de Aeropuertos Centro Norte S.A.S.–OACN S.A.S.–Airplan S.A.S., dated March 26, 2026.*

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

* Certain portions of this exhibit have been redacted pursuant to 4(a) of the Instructions as to Exhibits of Form 20-F. The Company agrees to furnish supplementally an unredacted copy of the exhibit to the SEC upon its request.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.

By:	/s/ Adolfo Castro Rivas
	Name:	Adolfo Castro Rivas
	Title:	Chief Executive Officer and
Chief Financial Officer

Dated: April 16, 2026

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Financial Statements

December 31, 2023, 2024 and 2025

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Index

December 31, 2023, 2024 and 2025

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Grupo Aeroportuario del Sureste, S. A. B. de C. V.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of Grupo Aeroportuario del Sureste, S. A. B. de C. V. and its subsidiaries (the “Company”) as of December 31, 2025 and 2024, and the related consolidated statements of comprehensive income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

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

As described in Management’s Annual Report on Internal Control Over Financial Reporting, management has excluded ASUR US Commercial Airports, LLC (“AUSCA”) from its assessment of internal control over financial reporting as of December 31, 2025, because it was acquired by the Company in a purchase business combination during 2025. We have also excluded AUSCA from our audit of internal control over financial reporting. AUSCA is a wholly-owned subsidiary whose total assets and total revenues excluded from management’s assessment and our audit of internal control over financial reporting represent 16% and less than 1%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2025.

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

Regulated Revenues - Compliance with the Price Regulation Maximum Rate Stated in the Mexican Concession Agreements

As described in Notes 3, 20 and 21 to the consolidated financial statements, the Company recognized total regulated revenues for the year ended December 31, 2025 of Ps.14,680 million, which was derived from airports operated in Mexico. Revenue is measured based on the consideration specified in the tariff regulating system applicable to airports in Mexico for each performance obligation identified. As disclosed by management, the system of price regulation applicable to the Company’s Mexican airports establishes an annual maximum rate for each airport for each year through December 31, 2025, which is the maximum annual amount of revenues per workload unit (equal to one passenger or 100 kg (220 pounds) of cargo) that the Company may earn at each airport from services subject to price regulation. If the maximum annual rate is exceeded, the government authorities could revoke one or more of the Company’s airport concessions in Mexico. Management monitors and adjusts its income on a regular basis in order for its annual invoicing not to exceed the maximum rate limits at each of the airports operated by the Company in Mexico. Determining whether revenues are in excess of the maximum rates established in the concession is complex and management must obtain specific information, such as passenger traffic and cargo statistics, as well as inputs such as the National Producer Price Index (excluding oil), authorized rates for airport services and the Rate for Airport Use published by the Mexican regulator.

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

Acquisition of URW Airports, LLC (ASUR Airports LLC)

As described in Note 1 to the consolidated financial statements, on December 11, 2025, ASUR US Commercial Airports, LLC, a subsidiary of the Company, acquired 100% of the equity interests in ASUR Airports LLC, an entity that holds the rights to develop and operate retail stores and food and beverage concessions in three airports in the United States of America. The acquisition was completed for total consideration of $5,627 million. As a result, this business combination was recorded by allocating the fair value to the total assets acquired and liabilities assumed, based on their fair values determined at the acquisition date. The excess of the acquisition cost over the net fair values of the acquired assets and assumed liabilities has been recorded as goodwill. The fair values of the assets acquired, liabilities assumed, non-controlling interest and goodwill were $13,619 million, $8,599 million, $65 million and $672 million, respectively.

The principal considerations for our determination that performing procedures relating to the Acquisition of URW Airports, primarily related to goodwill and investment properties is a critical audit matter were the significant auditor effort in performing procedures because a high degree of subjective auditor judgment was required to evaluate audit evidence related to the methods, models, and key assumptions used by management to develop the fair value estimates arising from the acquisition and resulting in the recognition of goodwill and investment properties.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to model and method and key assumptions. The procedures also included, among others, (i) evaluating the model and method used by the management in conjunction with the involvement of valuation professionals with specialized skills and knowledge to assist in assessing the suitability of the valuation models (ii) comparing the revenue growth and expense growth percentages used with historical data trends.; and (iii) comparing the discount rate used by the Company with recognized market rates for the particular industry.

/s/PricewaterhouseCoopers, S. C.

/s/C. P.C. Antonio Nivón Trejo
Audit Partner

Mexico City, Mexico
April 16, 2026

We have served as the Company’s auditor since 1998.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statements of Financial Position

December 31, 2024 and 2025

Thousands of Mexican pesos

	December 31,
	2024		2025
Assets
CURRENT ASSETS:
Cash and cash equivalents (Note 5)	Ps.	20,083,457	Ps.	11,116,335
Restricted cash (Note 5.1)		2,043,625		2,041,027
Accounts receivable - Net (Note 6.1)		2,804,341		2,562,309
Receivable from third parties		100,696		100,696
Recoverable income taxes (Note 15 b)		110,327		1,112,994
Creditable value added tax		107,223		160,132
Inventory		58,220		93,237
Other assets		348,122		691,057
Total current assets		25,656,011		17,877,787
NON-CURRENT ASSETS:
Investment in financial instruments (Note 6.3)		1,537,688		—
Land, furniture and equipment - Net (Note 7)		268,450		303,068
Invesment property - Net (Nota 8 and 10)		—		12,758,949
Intangible assets, airport concessions and goodwill - Net (Note 9)		55,886,163		58,022,949
Investment accounted trough the equity method (Note 19.2.e)		288,440		283,108
Total assets	Ps.	83,636,752	Ps.	89,245,861
Liabilities and Stockholders’ Equity
CURRENT LIABILITIES:
Bank loans (Note 12)	Ps.	687,716	Ps.	220,356
Short term debt (Note 13)		443,814		405,494
Lease liabilities (Note 10)		22,496		1,394,981
Income tax payable		1,821,426		423,644
Accounts payable and accrued expenses (Note 11)		2,911,554		3,458,705
Total current liabilities		5,887,006		5,903,180
NON-CURRENT LIABILITIES:
Bank loans (Note 12)		2,163,853		18,396,343
Long-term debt (Note 13)		10,064,073		8,464,370
Lease liabilities (Note 10)		—		6,720,103
Deferred income tax (Note 15 a)		3,852,813		3,278,190
Employee benefits obligations		56,382		77,309
Total liabilities		22,024,127		42,839,495
STOCKHOLDERS’ EQUITY (Note 14):
Capital stock		7,767,276		7,767,276
Capital reserves		25,733,425		2,542,227
Other comprehensive income		391,485		(788,686)
Retained earnings		20,320,736		29,987,071
Controlling interest		54,212,922		39,507,888
Non-Controlling interest		7,399,703		6,898,478
Total stockholders’ equity		61,612,625		46,406,366
Total liabilities and stockholders’ equity	Ps.	83,636,752	Ps.	89,245,861

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statements of Comprehensive Income

For the periods ended on December 31, 2023, 2024 and 2025

Thousands of Mexican pesos, except earnings per share

	For the period ended December 31,
	2023		2024		2025
Revenue (Notes 3, and 21.1):
Aeronautical services	Ps.	15,223,096	Ps.	18,589,161	Ps.	19,387,860
Non-aeronautical services		9,295,915		9,895,327		10,499,263
Construction services (Note 3.1.3)		1,302,633		2,848,299		7,350,308
Total revenue		25,821,644		31,332,787		37,237,431
Operating costs and expenses (Note 4):
Cost of aeronautical and non-aeronautical services		8,956,286		10,645,044		12,547,191
Cost of construction services		1,302,633		2,848,299		7,350,308
Administrative expenses		319,200		319,638		346,047
Total operating costs and expenses		10,578,119		13,812,981		20,243,546

Operating profit		15,243,525		17,519,806		16,993,885
Interest income		1,349,317		1,615,065		1,440,338
Interest expense		(1,125,862)		(826,708)		(1,535,163)
Exchange income on foreign currency		771,746		2,604,447		965,070
Exchange loss on foreign currency		(1,608,954)		(531,957)		(2,899,855)
		(613,753)		2,860,847		(2,029,610)
Share of loss of the invesment accounted trought the equity method (Note 19.2.e)		(9,685)		(7,760)		(5,333)
Net income before income taxes		14,620,087		20,372,893		14,958,942
Income taxes (Note 15 a):
Income tax		3,944,143		6,342,455		4,034,245
Net income for the year	Ps.	10,675,944	Ps.	14,030,438	Ps.	10,924,697
Net income for the year attributable to:
Controlling interest	Ps.	10,203,713	Ps.	13,551,429	Ps.	10,488,903
Non-Controlling interest		472,231		479,009		435,794
	Ps.	10,675,944	Ps.	14,030,438	Ps.	10,924,697
Other comprehensive income:
Items that will not be reclassified to income for the period:
Remeasurement of labor obligations	Ps.	1,644	Ps.	(17,233)	Ps.	(13,766)
Items that might be reclassified to income for the period:
Effect of the foreign currency translation in subsidiaries		(1,530,746)		2,818,418		(1,775,991)
Total comprehensive income for the year	Ps.	9,146,842	Ps.	16,831,623	Ps.	9,134,940
Comprehensive income for the year attributable to:
Controlling interest	Ps.	9,303,574	Ps.	15,545,374	Ps.	9,294,966
Non-Controlling interest		(156,732)		1,286,249		(160,026)
Total comprehensive income for the year	Ps.	9,146,842	Ps.	16,831,623	Ps.	9,134,940
Basic and diluted earnings per share expressed in Mexican Pesos (Note 19.18)	Ps.	34.01	Ps.	45.17	Ps.	34.96

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statement of Changes in Stockholders’ Equity

December 31, 2023, 2024 and 2025

Thousands of Mexican pesos except dividend per share

			Capital reserves
					Reserve for		Other						Total
	Capital		Legal		repurchase		comprehensive		Retained		Non-controlling		stockholders’
	stock		reserve		of shares		income		earnings		interest		equity
Balances at January 1,2023	Ps.	7,767,276	Ps.	2,285,392	Ps.	11,554,572	Ps.	(717,910)	Ps.	20,731,444	Ps.	7,394,833	Ps.	49,015,607
Comprehensive income:
Net profit for the year		—		—		—		—		10,203,713		472,231		10,675,944
Effect of foreign currency translation in subsidiaries		—		—		—		(901,783)		—		(628,963)		(1,530,746)
Remeasurement of labor obligations		—		—		—		—		1,644		—		1,644
Total comprehensive income		—		—		—		(901,783)		10,205,357		(156,732)		9,146,842
Transfers to legal reserve		—		256,835		—		—		(256,835)		—		—
Aerostar’s Capital reimbursement, non-controlling interest (Note 19.2)		—		—		—		—		—		(102,066)		(102,066)
Aerostar dividend paid, non-controlling interest (Note 19.2) Transactions with shareholders:		—		—		—		—		—		(490,185)		(490,185)
Ordinary and extraordinary dividends paid on May 31, and November 29, 2023 (Ps.9.93 and Ps.10.00 per share) (Note 14)		—		—		—		—		(5,979,000)		—		(5,979,000)
Balances at December 31, 2023	Ps.	7,767,276	Ps.	2,542,227	Ps.	11,554,572	Ps.	(1,619,693)	Ps.	24,700,966	Ps.	6,645,850	Ps.	51,591,198
Comprehensive income:
Net profit for the year		—		—		—		—		13,551,429		479,009		14,030,438
Effect of foreign currency translation in subsidiaries		—		—		—		2,011,178		—		807,240		2,818,418
Remeasurement of labor obligations		—		—		—		—		(17,233)		—		(17,233)
Total comprehensive income		—		—		—		2,011,178		13,534,196		1,286,249		16,831,623
Increase in reserve for repurchase of shares (Note 14)		—		—		11,636,626		—		(11,636,626)		—		—
Aerostar’s Capital reimbursement, non-controlling interest (Note 19.2)		—		—		—		—		—		(102,067)		(102,067)
Aerostar dividend paid, non-controlling interest (Note 19.2)		—		—		—		—		—		(430,329)		(430,329)
Ordinary and extraordinary dividends paid on May 29, and June 26, 2024 (Ps.10.93 and Ps.10.00 per share) (Note 14)		—		—		—		—		(6,277,800)		—		(6,277,800)
Balances at December 31, 2024	Ps.	7,767,276	Ps.	2,542,227	Ps.	23,191,198	Ps.	391,485	Ps.	20,320,736	Ps.	7,399,703	Ps.	61,612,625
Comprehensive income:
Net profit for the year		—		—		—		—		10,488,903		435,794		10,924,697
Effect of foreign currency translation in subsidiaries		—		—		—		(1,180,171)		—		(595,820)		(1,775,991)
Remeasurement of labor obligations		—		—		—		—		(13,766)		—		(13,766)
Total comprehensive income		—		—		—		(1,180,171)		10,475,137		(160,026)		9,134,940
Transactions with shareholders in their capacity as shareholders:
Application of the reserve for repurchase of shares (Note 14)		—		—		(23,191,198)		—		23,191,198		—		—
Aerostar’s Capital reimbursement, non-controlling interest (Note 19.2)		—		—		—		—		—		(105,987)		(105,987)
Aerostar dividend paid, non-controlling interest (Note 19.2)		—		—		—		—		—		(235,212)		(235,212)
Ordinary dividends paid on May 29, 2025 and extraordinay dividends paid on September 30, and November 27, 2025 ($50.0, $15.0 and $15.0 per share) (Note 14)		—		—		—		—		(24,000,000)		—		(24,000,000)
Balances at December 31, 2025	Ps.	7,767,276	Ps.	2,542,227	Ps.	—	Ps.	(788,686)	Ps.	29,987,071	Ps.	6,898,478	Ps.	46,406,366

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Consolidated Statements of Cash Flows

For the periods ended on December 31, 2023, 2024 and 2025

Thousands of Mexican pesos

	For the period ended December 31,
	2023		2024		2025
Operating activities
Income before income taxes	Ps.	14,620,087	Ps.	20,372,893	Ps.	14,958,942
Adjustments for:
Share of loss of the investment accounted by the equity method		9,685		7,760		5,333
Depreciation and amortization (Notes 4, 7 and 9)		2,069,157		2,322,984		3,260,815
Interest income		(1,349,317)		(1,615,065)		(1,440,337)
Interest expense		1,125,862		826,708		1,564,109
Exchange loss		1,608,954		531,957		1,051,992
Exchange gain		(771,746)		(2,320,904)		(284,877)
Working capital variations:
Accounts receivable (Note 6.1)		161,248		(427,670)		359,431
Recoverable taxes and other current assets		(23,262)		(560,929)		1,154,447
Trade accounts payable and acrrued expenses (Note 11)		(240,795)		923,931		(1,661,871)
		17,209,873		20,061,665		18,967,984
Income taxes paid (Note 15)		(3,764,682)		(4,490,624)		(6,619,371)
Net cash flows generated from operating activities		13,445,191		15,571,041		12,348,613
Investing activities
Payment for Acquisition of ASUR Airports Subsidiary, net of cash		—		—		(5,112,151)
Improvements to assets under concession and acquisition of furniture and equipment (Note 9)		(1,371,000)		(4,394,462)		(7,807,852)
Investment accounted by the equity method (Note 19.2e)		(305,885)		—		—
Reimbursement of investment in joint venture		6,802		—		—
Loans granted		47,922		—		—
Interest received		1,202,286		1,483,246		1,439,022
Restricted cash (Note 5.1)		(210,594)		(123,394)		(168,571)
Investment in financial instruments (Note 6.3)		(1,818,949)		281,261		1,537,688
Net cash flows used in investing activities		(2,449,418)		(2,753,349)		(10,111,864)
Financing activities
Proceeds from bank loan (Note 12)		—		—		21,065,000
Restricted cash (Note 5.1)		15,922		(304,831)		171,169
Bank loans paid (Note 12)		(1,475,000)		(538,712)		(5,175,000)
Lease payments - Principal portion		(5,186)		(5,335)		(5,709)
Long-term debt paid (Note 13)		(200,535)		(224,914)		(263,130)
Interest paid (Note 12)		(1,067,106)		(938,155)		(1,371,116)
Loan origination fees (Note 12)		—		—		(173,947)
Capital reduction (non-controlling interest) and dividends paid (non-controlling interest) (Note 19.2)		(605,500)		(628,609)		(366,684)
Dividends paid (Note 14)		(5,979,000)		(6,277,800)		(24,000,000)
Net cash flows used from financing activities		(9,316,405)		(8,918,356)		(10,119,417)
Increase (decrease) in cash and cash equivalents		1,679,368		3,899,336		(7,882,668)
Cash and cash equivalents at the beginning of the year		13,174,991		13,872,897		20,083,457
Exchange (loss) profit on cash and cash equivalents		(981,462)		2,311,224		(1,084,454)
Cash and cash equivalents at the end of the year	Ps.	13,872,897	Ps.	20,083,457	Ps.	11,116,335

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

Figures expressed in thousands of Mexican pesos (Ps.), thousands of US dollars (USD) and thounsands of Colombian pesos (COP), except for number of shares, earnings per share and exchange rates

Note 1 - Overview:

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

At December 31, 2023, the Companyʼs outstanding capital stock was held by the investing public (58.02%) and has been listed in New York (NYSE) and México (BMV), Inversiones y Técnicas Aeroportuarias, S. A. P. I. de C. V. (ITA) 7.65%, CHPAF Holdings, S. A. P. I. de C. V. 20.67%, Inversiones Productivas Kierke, S. A. de C. V. 12.33% and Grupo ADO, S. A. de C. V. 1.33%. Shareholding is divided amongst different shareholders, without there being an individual or a particular group that controls the Company directly.

At December 31, 2024 and 2025, the Companyʼs outstanding capital stock was held by the investing public (57.02% and 49.36%, respectively) listed in New York (NYSE) and México (BMV), Inversiones y Técnicas Aeroportuarias, S. A. P. I. de C. V. (ITA) (7.65%) in both years, CHPAF Holdings, S. A. P. I. de C. V. 21.67%, in both years, Inversiones Productivas Kierke, S. A. de C. V. 12.33% in both years, and Grupo ADO, S. A. de C. V. 1.33% in both years, and BlackRock, Inc. 7.66% in 2025. Shareholding is divided amongst different shareholders, without there being an individual or a particular group that controls the Company directly.

1.1) Relevant event

Acquisition of ASUR Airports LLC

On December 11, 2025, our subsidiary ASUR US Commercial Airports LLC (ASUR US Commercial), a commercial company incorporated on July 14, 2025, organized under the laws of the State of Delaware, United States of America (and also a subsidiary of Cancún Airport), entered into an investment agreement to acquire the shares of URW Airports LLC (“URW Airports”), which was incorporated on February 13, 1998 in the State of Delaware and is headquartered in Los Angeles, California.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

ASUR Airports LLC (formerly URW Airports) and its subsidiaries hold the rights for the development and operation of retail stores and food & beverage concessions in certain terminals of three U.S. airports: Terminal 5 of Chicago O’Hare International Airport (“ORD”); Terminals 1, 2, 3, and 6, as well as the Tom Bradley International Terminal and the Bradley West Gates Concourse of Los Angeles International Airport (“LAX”); and Terminals 1 and 8 of New York John F. Kennedy International Airport (JFK T1 and T8). ASUR Airports, LLC (ASUR Airports) holds a 100% equity interest in its subsidiaries ASUR Airports JFK T1, LLC and ASUR Airports JFK T8, LLC, which in turn hold an 81.38% equity interest in their subsidiary JFK T8 Innovation Partners, LLC, with the remaining 18.62% equity interest held by Phoenix Infrastructure Group Investments JFK T8, LLC.

In accordance with International Financial Reporting Standard 3 “Business Combinations” (IFRS 3), the acquisition is considered a business combination and, therefore, has been recorded using the purchase method established in IFRS 3. The acquisition was recorded by allocating the total of the assets acquired and liabilities assumed, based on the fair values determined at the acquisition date. The excess of the acquisition cost over the net fair values of the assets acquired and liabilities assumed has been recorded as goodwill.

The transaction resulted in the recognition of goodwill of Ps.672,538 as of the business combination date. The goodwill associated with this business combination is not deductible for income tax purposes. This goodwill is comprised of the fair value of investment properties and future economic benefits associated with the management of commercial spaces, which do not meet the identifiability criteria to be recognized separately and, therefore, remain included in goodwill.

The fair value of accounts and notes receivable considered in the combination is similar to their contractual value, and the amounts are not expected to present collectability issues.

The lease liability was determined based on the requirements of IFRS 16, considering the fixed and variable payments to be made to the LAX and JFK airport authorities and calculating the discounted value of the remaining payments, as if the lease were new. The right-of-use asset is valued at the same amount, adjusted for any favorable or unfavorable lease terms compared to market conditions. This value was also recognized as a right-of-use asset, which, following the guidelines in IAS 40, will be considered investment property and subsequently measured in accordance with that standard.

For the determination of the fair value of the non-controlling interest, comparable market values were used (based on a sample of comparable public companies). The most relevant assumptions considered were revenue multiples and result before interests, taxes, depreciation, amortizaction multiples, adjusted for the net control premium.

The following table summarizes the consideration related to ASUR Airports as of the business combination date:

Consideration paid on December 11, 2025	Ps.	5,627,122

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

The following presents the provisional allocation of the purchase price over the net assets acquired of ASUR Airports, LLC (formerly URW Airports) from the business combination at the acquisition date.

	Fair
	Value
Assets
CURRENT:
Cash and cash equivalents	Ps.	514,971
Other current assets		314,647
CURRENT ASSETS		829,618

NON-CURRENT:
Invesment property		12,789,029
Other assets - net		460
NON-CURRENT ASSETS		12,789,489
Total assets	Ps.	13,619,107

Liabilities
CURRENT:
Lease liabilities	Ps.	1,381,804
Other liabilities		379,311
CURRENT LIABILITIES		1,761,115

NON-CURRENT:
Lease liabilities		6,735,383
Other non current liabilities		102,715
NON-CURRENT LIABILITIES		6,838,098
Total liabilities	Ps.	8,599,213

Net assets acquired in business Combination	Ps.	5,019,894
Non-controlling interest		65,310
Goodwill at acquisition date (Note 9.1)	Ps.	672,538

The main characteristics of the fair value adjustments are described below:

Item	Concept	Methodology
Tangible Assets:

Investment Properties.	Development and management rights of commercial premises	Revenue approach (Discounted cash flows method)

Right-of-use assets	Rights from lease contracts	Revenue approach (Discounte cash flows method)

Liabilities: Lease obligations	Short-term and long-term lease liabilities	Fixed and variable payments in substance fixed discounted using an incremental rate

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

The projections that served as the basis for applying the methodologies described above were based on the business plans approved by the Management of ASUR Airports, LLC at the time of the acquisition, which subsequently served as the basis for the impairment analysis performed by Management as of the date of the consolidated financial statements.

The goodwill recognized by the Company represents non-separable assets arising from the growth potential and development opportunities of ASUR Airports, LLC. No contingent liabilities have arisen from this acquisition that need to be recorded; nor are there any contingent consideration agreements.

The acquisition costs amounted to approximately Ps.91,000 and were recorded in the income statement under administrative expenses.

Measurement period

As of December 31, 2025, and because sufficient information was not available at the acquisition date to measure the provisional allocation of the purchase price, the Company determined and recognized provisional amounts until the necessary information becomes available. Consequently, the amounts recognized for these items are provisional and may change within the measurement period (which does not exceed one year from the acquisition date) as additional information becomes available regarding facts and circumstances existing at the acquisition date.

The accounting treatment of the business acquisition remains provisional, as the Company is in the process of obtaining sufficient information to determine the corresponding tax bases, primarily regarding deferred taxes associated with the investment properties. Consequently, the amount of deferred tax will be assessed once the relevant information is available within the measurement period permitted by IFRS 3. This adjustment will be recognized retrospectively against goodwill if it reflects information obtained about the facts and circumstances existing at the acquisition date.

Pursuant to the purchase agreement between URW Airports (seller) and ASUR US Commercial (buyer), the buyer may request an adjustment to working capital from the seller. This adjustment would impact the transaction price, and the buyer would be required to pay or receive the amount determined by this adjustment, based on evidence available 90 days after the closing date of the transaction. Any adjustment to the measurement period will be recognized retrospectively as if it had been recognized at the acquisition date and will result in corresponding adjustments to goodwill.

Pro Forma Financial Information ASUR Airports, LLC (formerly URW Airports):

If ASUR Airports, LLC had been consolidated as of January 1, 2025, the consolidated statement of comprehensive income would have included revenues from ordinary activities of Ps.2,063,865 and net income of Ps.711,233.

1.2. Sustainability and Climate

In 2022, the Sustainability Committee was created, chaired by an independent director who supports the Board in ESG-related decisions. Its functions include: overseeing the sustainability strategy, reviewing and recommending targets, monitoring mitigation/adaptation initiatives, and reviewing the sustainability report prior to publication.

The Company carried out the identification of priority risks mainly associated with the interaction of airport operations with the environmental and regulatory context. These include risks linked to ecosystem pressures that could result in operational disruptions, as well as risks of non-compliance with applicable environmental regulations that could lead to sanctions, operational restrictions, or impacts on concessions.

Although these risks are considered relevant from a sustainability and business management perspective, none of them have materialized to date with a significant financial impact on the Company. Additionally, relevant issues have been identified from a regulatory and operational perspective which, although not considered financially material within the evaluated horizon, are continuously monitored as part of the Company’s risk management system.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

Risks. The Company identified extreme heat as the main physical risk due to its impact on energy consumption associated with air conditioning systems. Hurricanes also represent a relevant risk for specific airports, particularly Cancún and San Juan. Regarding transition risks, priority risks include the increase in airlines’ operating costs, with potential impact on passenger demand, as well as higher electricity costs and the obligation to integrate renewable energy.

The Company evaluated the measures and actions implemented regarding sustainability and climate change and determined that their financial effects are already incorporated in the accounting estimates and judgments reflected in the financial statements, with no additional material impacts identified.

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

As mentioned in Note 1, the Company acquired the subsidiary ASUR Airports (URW Airports) with a 100% equity interest, and an 81.38% equity interest in one of its subsidiaries, JFK T8 Innovation Partners, LLC. The Company controls through its equity interest 60% in Aerostar and 100% in Airplan.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

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

December 31, 2023, 2024 and 2025

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

(*)    Subsidiary located in Puerto Rico.

(**)  Subsidiary located in Colombia.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

Year ended on							ASUR						Holding &				Consolidation
December 31, 2025	Cancún		Aerostar (*)		Airplan (**)		Airports (***)		Mérida		Villahermosa		Services		Other		adjustments		Total
Revenue from contracts with clients:
Aeronautical revenue	Ps.	10,544,808	Ps.	2,371,524	Ps.	2,743,088		—	Ps.	1,230,316	Ps.	468,345		—	Ps.	2,029,779		—	Ps.	19,387,860
Non-aeronautical revenue		6,344,934		2,283,952		1,061,486	Ps.	133,143		291,639		83,079	Ps.	1,148,746		301,030	Ps.	(1,148,746)		10,499,263
Revenue for construction services		4,847,755		769,893		19,284		—		192,466		147,291		—		1,373,619		—		7,350,308
Cost of aeronautical and non-aeronautical services (***)		(4,814,951)		(2,260,547)		(1,574,580)		(137,691)		(552,881)		(210,262)		(49,466)		(834,743)		1,148,746		(9,286,375)
Cost of construction services		(4,847,755)		(769,893)		(19,284)		—		(192,466)		(147,291)		—		(1,373,619)		—		(7,350,308)
Operating profit		10,973,948		1,620,787		997,245		(4,548)		813,138		286,261		1,086,446		1,220,608		—		16,993,885
Non-current assets		26,865,015		17,596,710		1,708,367		13,377,481		3,707,893		1,446,857		39,142,439		7,979,199		(40,455,887)		71,368,074
Total assets		36,044,519		20,417,313		3,787,621		14,277,714		4,191,985		1,723,935		39,610,905		9,647,756		(40,455,887)		89,245,861
Total liabilities		21,330,210		10,703,705		1,554,262		8,569,728		76,563		110,226		167,307		327,494				42,839,495
Improvements to assets under concession and acquisition of furniture and equipment in the period		4,979,595		856,102		23,901		2,385		191,773		181,147		—		1,572,949		—		7,807,852
Amortization and depreciation		(767,618)		(774,142)		(1,232,755)		—		(155,936)		(54,901)		(6)		(275,458)		—		(3,260,815)
Revenue recognized
At point in time:
Aeronautical revenue		9,318,916		1,492,797		2,721,817		—		1,129,569		428,563		—		1,870,059		—		16,961,721
Non-aeronautical revenue		1,155,654		492,680		—		—		—		—		—		—		—		1,648,334
Total	Ps.	10,474,570	Ps.	1,985,477	Ps.	2,721,817	Ps.	—	Ps.	1,129,569	Ps.	428,563	Ps.	—	Ps.	1,870,059	Ps.	—	Ps.	18,610,055
Over a period time:
Aeronautical revenue		1,225,891		878,727		21,271		—		100,747		39,782		—		159,721		—		2,426,139
Non-aeronautical revenue		5,189,280		1,791,272		1,061,486		133,143		291,639		83,079		1,148,747		301,030		(1,148,747)		8,850,929
Revenue for construction service		4,847,755		769,893		19,284		—		192,466		147,291		—		1,373,619		—		7,350,308
Total	Ps.	11,262,926	Ps.	3,439,892	Ps.	1,102,041	Ps.	133,143	Ps.	584,852	Ps.	270,152	Ps.	1,148,747	Ps.	1,834,370	Ps.	(1,148,747)	Ps.	18,627,376

(*)    Subsidiary located in Puerto Rico.

(**)  Subsidiary located in Colombia.

(***)Subsidiary located in United States of America

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

December 31, 2023, 2024 and 2025

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

Pursuant to the Use Agreement, Aerostar is entitled to receive the following annual contributions from the airlines serving LMM Airport:

●	For the first year of the contract (i.e. the year ended on December 31, 2013), USD62,000 (approximately Ps.1,268,966) multiplied by the number of effective days elapsed in that year, divided by the number of days of the year.
●	For the following five years of the contract, USD62,000 per year.
●	For the remaining years, the total annual contributions for the previous year, adjusted by inflation based on the non-underlying U.S. Consumer Price Index. For the years ended December 31, 2023, 2024 and 2025, airline contributions was USD69,424 (Ps.1,174,583), USD73,294 (Ps.1,315,526) and USD76,799 (Ps.1,382,474), respectively.

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

The prompt-payment discount for regulated income principally the Airport Use Fees (TUA by its initials in Spanish) is established in each of the contracts signed with the airlines, and is subtracted from the aforementioned income. In 2023, 2024 and 2025, the discount amounted to Ps.200,695, Ps.315,012 and Ps.166,079, respectively.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

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

On December 11, 2023, the Federal Civil Aviation Agency (AFAC), based on the periodic review of the maximum joint rate on the new bases, determined the maximum joint rate of the Mexican Airports for the period from January 1, 2024 through December 31, 2028, the rates applicable are shown below:

Maximum Tariffs 2026 – 2028

In pesos as of December 31, 2025

Airport	2026 (1)	2027 (1)	2028 (1)
Cancun	360.58	357.69	354.82
Cozumel	462.48	458.78	455.11
Huatulco	495.40	491.43	487.50
Merida	307.23	304.77	302.33
Minatitlan	544.90	540.53	536.21
Oaxaca	363.52	360.61	357.72
Tapachula	300.05	297.65	295.27
Veracruz	288.84	286.53	284.23
Villahermosa	324.64	322.05	319.47

(1)Figures in mexican pesos adjusted as of December 31, 2025 based on the Producer Price Index.

3.1.2) Non-aeronautical services

The Company generates revenue from non-aeronautical services, which involve basically the following performance obligations:

a.	Retail sales, recorded when a product is sold to a client and payment on the transaction is made at the time of purchase.
b.	Access rates to nonpermanent overland transportation based on the number of access events experienced by the transportation companies operated by third parties providing passenger transportation services at the terminal.
c.	Car parking, rates based on the time vehicles remain at public parking areas.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

Contracts for commercial income

International Financial Reporting Standard 15 “Revenue from Contracts with Customers” (IFRS 15) should be applied to all contracts with customers; however, there are exceptions such as commercial lease contracts, which are within the scope of IFRS 16 “Leases”.

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

ASUR Airports, LLC, a subsidiary, holds the rights to develop and operate food and beverage outlets, retail spaces, and other commercial spaces within airport terminals in Los Angeles, Chicago, and New York. These spaces are then leased to individual concessionary operators. The established contracts do not constitute concessions under IFRIC 12 (“Concession Agreements”) but rather agreements that allow a third party, without a direct concession, to operate the leased properties.

At the beginning of the contract, the Company determines whether the agreement constitutes or contains a lease. A lease grants the right to control the use of an identified asset for a period of time in exchange for consideration. Lease components and non-lease components are separated based on their relative standalone selling price for the Company’s leases as lessor. For the Company’s leases as lessee, the Company applies the practical expedient available by asset class: not allocating the contract consideration between lease and non-lease components.

Commercial leasing operations include the leasing of automobiles, the sale of food and beverages, retail sales, sales made at kiosks, graphic advertising, overland transportation, fixed operations and other services rendered. Commercial income is partially recorded on the basis of lessee income and is partially based on minimum lease rates.

At December 31, 2023, 2024 and 2025, variable leasing income was Ps.6,831,223, Ps.7,088,231 and Ps.7,222,188, respectively, and Ps. 887,191, Ps.1,069,265 and Ps.1,078,507, respectively, for fixed leasing rates.

3.1.3) Construction services

As an operator of airport concessions, the Company is required to improve items under concession. Works carried out within the airport are based on development plans authorized by the regulators. Revenue from construction services are recorded on the basis of percentages of completion, presented by the contractors, and approved by the regulator at least once a year. Improvements made are expected to complement the infrastructure of the airport operated by the Group. IFRS 15 establishes that during the construction period of the infrastructure related to concessions received, they must be shown as “contract assets” in the statement of financial position, regardless of the type of consideration received (financial asset or intangible asset). See Note 9.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

As of December 31, 2023, 2024 and 2025, revenues from construction services in Mexico were Ps.873,574, Ps.2,196,717 and Ps.6,561,131. In Aerostar they were Ps.414,520, Ps.626,195, and Ps.769,893, and in Airplan were Ps.14,539, Ps.25,387 and Ps.19,284, respectively.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

The following sets forth the Company revenue at December 31, 2023, 2024, and 2025 using the classification established in the Airport Law and the Regulations there to, on the basis of performance obligations established under IFRS 15.

	Year ended of December 31,
	2023		2024		2025
Regulated services:
Airport services for revenue from contracts with customers:
Passengers fees	Ps.	11,771,402	Ps.	14,414,309	Ps.	15,364,490
Landing fees		1,376,707		1,533,321		1,418,081
Platform		704,446		960,182		931,901
Seurity services		152,059		178,016		181,275
Baggage inspection fees		400,280		575,776		582,686
Passengers walkway		691,920		790,739		761,802
Passengers documentation counters		35,298		34,272		34,093
Other airport services		538,326		563,432		520,456
Total regulated services (*)	Ps.	15,670,438	Ps.	19,050,047	Ps.	19,794,784

Non regulated services:
Non regulated services for revenue from contracts with customers:
Retail stores	Ps.	1,569,319	Ps.	1,553,383	Ps.	1,648,334
Access fees on non permanent ground transportation		96,914		102,190		104,120
Car parking		458,039		508,298		568,639
Other services		271,690		291,129		303,494
		2,395,962		2,455,000		2,624,587
Commercial services		6,452,611		6,979,441		7,467,752
Total non regulated services (**)		8,848,573		9,434,441		10,092,339
Construction services		1,302,633		2,848,299		7,350,308
Total	Ps.	25,821,644	Ps.	31,332,787	Ps.	37,237,431
(*)

For 2023, 2024 and 2025, this includes Mexico’s regulated income amounting to Ps.11,694,911, Ps.14,376,540 and Ps.14,680,173, respectively, Aerostar’s regulated income amounting to Ps.2,029,890, Ps.2,208,073 and Ps.2,371,523, respectively, Airplan’s regulated income amounting to Ps.1,945,637, Ps.2,465,434 and Ps.2,743,088, respectively.

(**)

This line item in the consolidated statement of income (non-aeronautical services) includes complementary and airport services totaling Ps.447,345, Ps.460,886 and Ps.406,925 for the 2023, 2024 and 2025 periods, respectively.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

The following table sets forth revenue from leasing of commercial spaces by type for the years indicated:

	Year ended of December 31,
	2023		2024		2025
Commercial revenues:
Duty free shops	Ps.	2,621,852	Ps.	2,807,365	Ps.	2,817,169
Food and beverage		1,419,917		1,457,698		1,607,354
Advertising revenues		206,942		236,629		208,545
Car rental companies		1,230,544		1,404,473		1,536,502
Banking and currency exchange servcies		103,285		98,475		93,933
Teleservices		16,099		16,073		26,129
Ground transportations		144,674		166,549		187,024
Other services		709,298		792,179		991,096
Total commercial revenues	Ps.	6,452,611	Ps.	6,979,441	Ps.	7,467,752

The domestic and international passenger traffic for 2023, 2024 and 2025, in thousands is show as follows:

	Year ended of December 31,
	2023	2024	2025
Domestic passenger traffic:
Mexico	21,273	19,809	19,696
Puerto Rico	10,919	11,697	11,908
Colombia	11,920	13,005	13,243
Total domestic passengers	44,112	44,511	44,847

International passenger traffic:
Mexico	22,195	21,611	20,900
Puerto Rico	1,278	1,550	1,736
Colombia	2,975	3,647	4,078
Total international passengers	26,448	26,808	26,714
Total passengers	70,560	71,319	71,561

The increase in revenue in 2023,2024 and 2025 is shown below, respectively, by country, without considering construction services which does not depend directly on passenger traffic:

	Year ended of December 31,						% Change 2025	% Change 2025
	2023		2024		2025		compared to 2023	compared to 2024
Aeronautical revenue
Mexico	Ps.	11,247,569	Ps.	13,915,654	Ps.	14,273,248	26.9	2.6
Puerto Rico		2,029,890		2,208,073		2,371,524	16.8	7.4
Colombia		1,945,637		2,465,434		2,743,088	41.0	11.3
Total aeronautical revenue	Ps.	15,223,096	Ps.	18,589,161	Ps.	19,387,860	27.4	4.3

Non-aeronautical revenue
Mexico		6,906,759		7,056,319		7,153,825	3.6	1.4
Puerto Rico		1,729,919		1,981,707		2,283,952	32.0	15.3
Colombia		659,237		857,301		1,061,486	61.0	23.8
Total non-aeronautical revenue	Ps.	9,295,915	Ps.	9,895,327	Ps.	10,499,263	12.9	6.1
Total without construction revenue	Ps.	24,519,011	Ps.	28,484,488	Ps.	29,887,123	21.9	4.9

The aeronautical and no aeronautical revenues corresponding to ASUR Commercial LLC were presented within the Mexico revenues.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

Below is the estimated future income for next year’s arising from non-cancelable operating leases, considering minimum rent commercial leases:

	Year ended
	December 31,
	2023		2024		2025
2024	Ps.	4,643,338		—		—
2025		4,271,488	Ps.	5,014,633		—
2026		3,841,569		4,366,396	Ps.	5,458,450
2027		3,008,983		3,343,207		4,459,063
2028		2,158,389		2,361,104		3,403,997
2029		503,339		599,477		1,415,386
2030		350,706		335,523		1,006,852
2031 to 2034		—		203,195		2,149,383
Total	Ps.	18,777,812	Ps.	16,223,535	Ps.	17,893,132

Includes minimum rental income of Ps.6,509,541 for the period from 2026 to 2034 from the U.S. subsidiary ASUR Airports, acquired on December 11, 2025. See Note 1.1 and Note 19.8.1.

Note 4 - Costs and expenses by nature:

	Year ended December 31,
	2023		2024		2025
Short term benefits	Ps.	1,626,289	Ps.	1,812,680	Ps.	2,039,994
Electric power		499,753		549,420		590,483
Maintenance and conservation		815,810		829,458		951,629
Professional fees		305,625		328,089		532,133
Insurance and bonds		277,754		310,732		316,370
Surveillance services		427,811		553,403		635,185
Cleaning services		303,168		381,224		443,791
Technical assistance (Note 16.4)		715,462		400,838		400,912
Right of use of assets under concession (DUAC) (1)		1,496,142		2,557,670		2,704,657
Amortization and depreciation of intangible assets, furniture and equipment		2,069,157		2,322,984		3,260,813
Consumption of commercial items		552,298		542,872		550,132
Construction services (Note 3.1.3)		1,302,633		2,848,299		7,350,308
Employees’ statutory profit sharing		98,651		122,604		131,242
Termination benefits		5,434		5,882		10,948
Impairment of accounts receivable (Note 6.2)		34,276		3,435		30,818
Other		47,856		243,391		294,131
Total aeronautical and non-aeronautical services costs, costs of construction services and administrative expenses	Ps.	10,578,119	Ps.	13,812,981	Ps.	20,243,546
(1)

The amounts of Ps.820,230, Ps.1,728,174 and Ps.1,755,832, for fiscal years 2023, 2024 and 2025, respectively, are associated with the valuable consideration paid for the concessions in Mexico, equivalent to 9% for 2023 and 2024, and 9% as of January 1, 2025, of the gross profits of each concession. In turn, the amounts of Ps.495,478, Ps.629,900 and Ps.722,742, respectively, are associated with the valuable consideration for the Airplan concession, equivalent to 19% of gross profits, while the amounts of Ps.180,434, Ps.199,596 and Ps.226,083, respectively, are associated with the valuable consideration for the Aerostar concession, equivalent to 5% of the airport’s gross profits.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

Note 5 - Cash and cash equivalents:

As of December 31, 2024 and 2025, cash and short-term cash equivalents are shown below:

	December 31,
	2024		2025
Cash held at banks	Ps.	11,495,389	Ps.	4,258,090
Short term investments		8,588,068		6,858,245
Total cash and cash equivalents	Ps.	20,083,457	Ps.	11,116,335

5.1) Restricted cash

Aerostar

In accordance with Aerostar’s long-term bond placement contracts, it is required to maintain debt reserves and operating expenses, under two options described in the same contract, which are: 1) cash, through a specific bank account or 2) letter qualified credit. Until February 2022, this requirement was covered by the letter of credit issued by Aerostar stockholders in favor of Citibank, which generated commissions (recognized as an expense) thus having the guarantee of a third party. Derived from Aerostar’s available liquidity, as of March 2022, the Administration decided to meet these reserves with the cash that was available, for which, through a specific bank account, it maintains the amount that is restricted for reserves. The Company does not have immediate access to these resources because it is required to maintain reserves at all times and the use of these reserves is subject to authorizations in accordance with the bond placement agreements. These deposits are subject to contractual restrictions and therefore are not available for general use. As of December 31, 2024 and 2025, the restricted cash balance amounts to Ps.1,464,532 and Ps.1,293,363, respectively.

As of December 31, 2024 and 2025, restricted cash include the amounts collected by Aerostar for the concept of “Passenger Facility Charge” (PFC) which are restricted to be used to fund investment projects in airport infrastructure previously authorized by the FAA, of Ps.579,093 and Ps.747,664, respectively. (See Notes 17.c and 19.6.).

In according with IAS 7 Statement of Cash Flow, restricted cash movements are presented within operating, investing or financing activities, depending on the nature of the underlying restriction, and are considered in the reconciliation of cash and cash equivalents at the beginning and end of the period.

Note 6 – Financial Assets:

6.1) Accounts receivable – net:

	December 31,
	2024		2025
Clients	Ps.	3,163,614	Ps.	2,888,148
Less: impairment estimate		(359,273)		(325,839)
Total accounts receivables	Ps.	2,804,341	Ps.	2,562,309

The expectation for collection of the short-term account receivable is one month in relation to the reporting date.

Accounts receivable are comprised mainly of TUA paid by passengers (other than diplomats, infants and passengers in transit) who travel using the airport terminals operated by the Company. The balance at December 31, 2024 and 2023 amounted to Ps.1,563,833 and Ps.1,368,380, respectively.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

6.2) Impairment of accounts receivable

After the assessment made by the Company with respect to its clients, the Company decreased in 2025 the consolidated allowance for doubtful accounts by Ps. 33,434 compared to 2024, and increased it in 2024 by Ps.23,050 compared to 2023.

At December 31, 2025, total balance of accounts receivable not impaired amounts to Ps.2,084,179 (Ps.2,304,659 at December 31, 2024). These accounts refer to clients that have no recent record of noncompliance, and due to their positive performance with the company, no increase the level of credit risk was identified in our prospective assessment.

In Mexico, increases to the impairment of accounts receivable for the year 2024 and 2025 amounted to Ps.2,542 and Ps.66, respectively. At December 31, 2024 and 2025, in accordance with our analyses, no future noncompliance is expected, as they were able to access to financing and governmental economic aid, in the case of international airlines, which will enable them to continue meeting their financial commitments. The Company monitors the accounts receivable performance and takes measures in this regard, as it is empowered to suspend service provision if there are situations outside its policy for due dates exceeding 30 days, which keeps the level of exposure at a low risk.

At Aerostar, in 2024, write-offs to the allowance for doubtful accounts amounted to Ps.24,228, with a foreign currency translation effect of Ps.5,457 and write-offs of Ps.16,936, mainly related to certain international airlines ceasing to operate at the LLM airport. Decreases to the allowance for doubtful accounts were recorded in 2025 in the amount of Ps.2,387, a decrease due to foreign currency translation effect of Ps.5,176, and write-offs of Ps.1,341. According to the Company’s analysis and the current uncertainty, it is likely that some recurring international operations at LMM Airport may cease due to the decline in international passenger traffic traveling directly to LMM Airport. The passenger mix at this airport consists mainly of domestic traffic. In 2024 and 2025, domestic traffic represented 88% and 87%, respectively. Up to fiscal year 2023, U.S. domestic airlines benefited from government subsidies, using funds granted by U.S. authorities to meet their operating responsibilities, including accounts receivable as of December 31, 2024. However, during 2025 no significant defaults in collections from international airlines were recorded.

In Airplan, increases to the allowance for impairment of accounts receivable were recorded in 2024 for Ps.6,967, mainly due to the suspension of operations of Viva Air and Ultra Air, and a foreign currency translation effect of Ps.792 increases to the allowance for impairment of accounts receivable were recorded in 2025 for Ps.4,670, and decreases due to cancellations of accounts receivable for Ps.29,970, on July 1, 2025, the uncollectibility of the accounts receivable from Viva Air for Ps.13.6 million and Ultra Air for Ps. 7.8 million was declared by court order. An increase due to foreign currency translation effect of Ps. 704 was also recorded. The Company monitors the behavior of accounts receivable and takes measures in this regard, empowered, where appropriate, to prevent service to its customers, to find situations outside of what is established in its policy of maturities greater than 30 days, which maintains low risk exposure level.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

The movements in the impairment provision are as follows:

Estimate for impairment at January 1, 2024	Ps.	336,223
Mexico’s increase estimate		2,542
Aerostar’s increase estimate		24,228
Aerostar’s application estimate		(16,936)
Effect of foreign currency translation Aerostar		5,457
Airplan’s increase estimate		6,967
Effect of foreign currency translation Airplan		792
Estimate for impairment at December 31, 2024	Ps.	359,273
Mexico’s increase estimate	Ps.	66
Aerostar’s increase estimate		(2,387)
Cancelation of Aerostar’s estimate		(1,341)
Effect of foreign currency translation Aerostar		(5,176)
Airplan’s increase		4,670
Cancelation of Airplan’s estimate		(29,970)
Effect of foreign currency translation Airplan		704
Estimate for impairment at December 31, 2025	Ps.	325,839

The constitution of the estimate for impairment of accounts receivable has been recorded in the consolidated comprehensive income statement under cost of services, and the amounts charged to the estimate are written off from accounts receivable when recovery is not expected.

In order to measure expected credit losses, accounts receivable and contract assets have been grouped on the basis of their shared credit risk features and days past due. The Company held no relevant contract assets at January 1 or December 31, 2024 and 2025.

The expected loss rates are based on the profiles for payment of sales in a 12-month period prior to December 31, 2024 and 2025 or January 1, 2024 and 2025, respectively, and on historical credit losses experienced within that period. Historical loss rates are adjusted to reflect current and prospective information on macroeconomic factors affecting client capacity for covering accounts receivable. The Company has determined that the economic situation of a country can have adverse effects on the transportation industry, in addition to the cost of complying with aviation regulations and union pressures on airlines, which are the most relevant factors, and therefore adjusts historical loss rates based on changes expected in those factors.

On this basis, the estimate for impairment of accounts receivables as of December 31, 2024 and December 31, 2025 was determined as follows for accounts receivable and contract assets:

	Due to	1 to 90	91 to 180	181 to 365	More than
	expire	days	days	days	365 days
Expected loss rate 2024
Mexico	0.00%	0.02%	19.20%	100.00%	100.00%
Aerostar	1.75%	7.29%	43.70%	87.50%	100.00%
Airplan	0.83%	0.83%	0.83%	100.00%	100.00%

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

	Due to								More		Total estimate
	expire		1 to 90 days		91 to 180 days		181 to 365 days		than 365 days		12/31/2024
At December 31, 2024
Mexico’s accounts receivables	Ps.	2,304,659	Ps.	82,081	Ps.	5,912	Ps.	16	Ps.	239,498
Mexico’s estimate impairment				1,642		1,135		16		239,498	Ps.	242,290
Aerostar’s account receivables		260,709		31,700		14,660		331		1,370
Aerostar’s estimate impairment		32,003		2,456		6,241		290		1,370		42,360
Airplan’s accounts receivables		125,605		30,293		317		—		66,463
Airplan’s estimate impairment		5,492		2,351		317		—		66,463		74,623
Total estimate											Ps.	359,273

	Due to	1 to 90	91 to 180	181 to 365	More than
	expire	days	days	days	365 days
Expected loss rate 2025
Mexico	0.00%	0.02%	19.20%	100.00%	100.00%
Aerostar	1.75%	7.29%	43.70%	87.50%	100.00%
Airplan	0.83%	0.83%	0.83%	100.00%	100.00%

	Due to		1 to 90		91 to 180		181 to 365		More		Total estimate
	expire		days		days		days		than 365 days		12/31/2025
At December 31, 2025
Mexico’s accounts receivables	Ps.	2,084,179	Ps.	9,650	Ps.	156	Ps.	—	Ps.	242,130
Mexico’s estimate impairment		—		193		30		—		242,133	Ps.	242,356
Aerostar’s account receivables		278,932		34,974		2,076		31		—
Aerostar’s estimate impairment		30,511		2,011		907		27		—		33,456
Airplan’s accounts receivables		106,198		9,587		433		—		39,105
Airplan’s estimate impairment		9,444		1,045		433		—		39,105		50,027
ASUR Airports’s accounts receivables		80,701
Total estimate											Ps.	325,839

The Group limits its exposure to credit risk of accounts receivable establishing a maximum payment term of 30 days for clients. In the fiscal years ended December 31, 2024 and 2025, the accounts receivable past due not impaired within the range from 1 to 90 days amounted to Ps.139,268 and Ps.125,261, respectively. The total amount of all accounts receivable past due not impaired within a range from 1 to more than 365 days, at December 31, 2024 and 2025, amounted Ps.216,978 and Ps.225,731, respectively.

6.3) Investment in financial instruments

In August 2023, the Company contracted two bonds in US dollars with rates of 6.5% and 6.8%, semiannual interest. The maturities are March 13, 2027 and January 23, 2030, respectively. The balance at December 31, 2024, amounted Ps.1,537,688. On April 2, 2025, and May 15, 2025, the Company sold the bonds maturing on January 23, 2030.

The fair value of the bonds at December 31, 2024, amounted Ps.1,534,003. At December 31, 2024, the fair value hierarchy level for investments in securities is hierarchy level 1.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

Note 7 - Land, furniture and equipment - Net:

At December 31, 2024, and 2025, the land furniture and equipment are made up as follows:

			Foreign currency
	01/01/2024		translation		Additions		Disposals transfers		12/31/2024
Land	Ps.	177	Ps.	15		—		—	Ps.	192
Furniture & equipment		139,342		3,267	Ps.	16,629		—		159,238
Machinery & equipment		151,868		40,650		26,354		—		218,872
Computer equipment		117,323		32,777		35,870		—		185,970
Transport equipment		46,183		10,847		9,533	Ps.	(3,397)		63,166
Improvements to leased		—		—		—		—		—
premises		98,824		27,922		33,814		—		160,560
Accumulated depreciation		(369,701)		(77,597)		(72,250)		—		(519,548)
	Ps.	184,016	Ps.	37,881	Ps.	49,950	Ps.	(3,397)	Ps.	268,450

			Foreign currency
	01/01/2025		translation		Additions		Disposals transfers		12/31/2025
Land	Ps.	192	Ps.	3		—		—	Ps.	195
Furniture & equipment		159,238		(2,114)	Ps.	25,640		—		182,764
Machinery & equipment		218,872		(30,175)		15,426		—		204,123
Computer equipment		185,970		(30,458)		46,270		—		201,782
Transport equipment		63,166		(8,887)		7,869	Ps.	(1,170)		60,978
Improvements to leased		160,560		(24,182)		57,504		—		193,882
premises		—		—				—		—
Accumulated depreciation		(519,548)		67,389		(88,497)		—		(540,656)
	Ps.	268,450	Ps.	(28,424)	Ps.	64,212	Ps.	(1,170)	Ps.	303,068

The consolidated depreciation expense for 2023, 2024 and 2025 was Ps.60,687, Ps.72,250 and Ps.88,497, respectively, including the depreciation of Aerostar for Ps.48,514, Ps.59,090 and Ps.73,979 and the depreciation of Airplan for Ps.613, Ps.710 and Ps.544, for the years ended December 31, 2023, 2024 and 2025, respectively, and which has been charged in aeronautical and non-aeronautical services costs, and administrative expenses.

The depreciation expense for 2023, 2024 and 2025 for the right-of-use assets for consolidated leasing was Ps.6,340, Ps.3,583 and Ps.7,146, respectively, applicable in Mexico, there was no recognition of right of assets for leasing in Aerostar and Airplan.

7.1)	Right-of-use assets of leasing assets

As of December 31, 2024 and 2025, right-of-use assets associated with property leases, amounted to Ps.27,541 and Ps.27,691, respectively, and the associated liability amounted to approximately Ps.22,496 and Ps.31,557 respectively, which are not significant.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

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

The lease agreements and service contracts for which lease assets identified in accordance with IFRS 16 were not significant for the Company and they recognized each other within the Land, furniture and equipment, net. (See Note 19.8).

Note 8 - Investment Properties:

On December 11, 2025, the company, through its subsidiary ASUR US Commercial, entered into an investment agreement to acquire the shares of URW Airports (currently ASUR Airports).

ASUR Airports, LLC (formerly URW Airports) and its subsidiaries hold the rights for the development and operation of retail stores and food & beverage concessions in certain terminals of three U.S. airports: Terminal 5 of Chicago O’Hare International Airport (“ORD”); Terminals 1, 2, 3, and 6, as well as the Tom Bradley International Terminal and the Bradley West Gates Concourse of Los Angeles International Airport (“LAX”); and Terminals 1 and 8 of New York John F. Kennedy International Airport (JFK T1 and JFK T8).

All of the Company’s investment properties are buildings maintained under concession contracts, most of which extend between 2036 and 2039. Investment properties do not include land held under operating leases.

The Company has lease agreements for concession spaces that include fixed payments, including payments that are, in substance, fixed, and variable payments based on an index or rate. These lease agreements generally have a term of 13 to 23 years, with the option to extend them for an additional 5 to 7 years in some cases.

The right-of-use assets meet the definition of investment property and, as such, are presented in the statement of financial position, while lease liabilities are presented as separate line items in the statement of financial position and disclosed separately in the notes.

The following presents the fair value of investment properties as of the acquisition date, December 11, 2025:

	Fair Value
Bussines Unit	Thousands of USD		Thousands of Pesos
LAX	Ps.	177,000	Ps.	3,189,225
ORD		40,500		731,199
JFK T1		23,900		431,498
JFK T8		17,600		317,756
	Ps.	259,000	Ps.	4,669,678

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

As of December 11, 2025 (Acquisition Date), the Investment Properties were comprised as follows:

Leasehold Improvements	Ps.	837,954
Construction in Progress		976,340
Fair Value under IAS 40		2,855,384
		4,669,678
Right-of-Use Assets under Lease Agreements		8,119,351
Total Investment Properties	Ps.	12,789,029

From the Acquisition Date and up to December 31, 2025, the Investment Properties were comprised as follows:

			Foreign currency
	11/12/2025		translation	Additions	31/12/2025
Leasehold Improvements	Ps.	837,954	(2,465)	8,389	843,878
Construction in Progress		976,340	(2,872)	20,498	993,966
Fair Value under IAS 40		2,855,384	(30,906)		2,824,478
		4,669,678	(36,242)	28,887	4,662,323
Right-of-Use Assets under Lease Agreements		8,119,351	(22,725)		8,096,626
Total Investment Properties	Ps.	12,789,029	58,967	28,887	12,758,949

In accordance with IFRS 16 and IAS 40, right-of-use assets derived from leased properties that meet the definition of investment property are measured at fair value. For properties measured at fair value, the market value adopted by the Company is determined based on appraisals performed by qualified independent external experts, who value the Company’s terminals as of June 30 and December 31 of each year.

To determine the appraisal basis, various approaches were analyzed, such as the cost approach, the sales comparison approach, and the income capitalization approach, taking into consideration the type of property, the purpose and scope of the appraisal, the quality and quantity of data available for analysis, and determining which method provides the most reliable value estimate. As a result of this process, the applicable valuation approach was the income capitalization method.

The Company used the Discounted Cash Flow (DCF) method under the income capitalization approach to determine the fair value of each lease right, specifically the future revenues for Los Angeles (LAX), Chicago (ORD), and New York (JFK T1 and JFK T8), based on the following assumptions: Operating and capital expenses were projected using historical operating figures and projections, and the projected cash flows of each operating lease were discounted using an appropriate discount rate. The cash flow of each lease extends from the valuation date to the expiration date of the operating contract; since the lease right is being valued, no reversion was modeled.

In selecting the appropriate discount rate for the lease rights, consideration was given to current economic conditions, relevant physical characteristics of the properties, the stability of projected cash flows, and discount rates obtained from various published surveys of real estate investors, which are presented below:

	Minimum	Maximum	Average
Discount rate
Real estate investor survey	6.00%	12.00%	8.08%
National power center	6.00%	10.00%	8.09%
Real estate industry reprt	6.50%	12.00%	8.08%

Real estate industry report
National regional shopping center	7.30%	9.50%	8.60%
National power center	8.00%	9.00%	8.40%
National neighborhood shopping center	7.00%	8.50%	7.80%

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

The data and assumptions used to determine the fair value of investment properties under IAS 40 are not similar to those used to determine lease obligations under IFRS 16 for the same contracts, resulting in a fair value of investment properties lower than that of lease obligations.

The key valuation metrics used for the fair value measurement of investment properties under IAS 40 are presented in the following table on a weighted average basis:

	Discount	Investment Horizon
Investment properties	rate	(Years)
LAX	8.75%	12.7
ORD	8.75%	13.7
JFK T1	11.75%	13.11
JFK T8	9.00%	11.1

For the year 2025, if the discount rate applied to the cash flow projections of the investment projections were +1% or - 1%, the fair value would have had a decrease of $Ps.781,638 and an increase of Ps,646,182 respectively.

Note 9 - Intangible assets, airport concessions and goodwill:

The movements of intangible assets of airport concessions in the periods presented in the consolidated financial statements are as follows:

			Foreign currency
	01/01/2024		translation		Additions (*)		Transfers		12/31/2024
Concessions (Regulated Activity)	Ps.	58,504,094	Ps.	3,784,683	Ps.	245,120	Ps.	1,849,882	Ps.	64,383,779
Contracts assets		1,424,292		127,992		2,848,300		(1,849,882)		2,550,702
Contractor advance		214,245		20		1,191,928		—		1,406,193
Licences and ODC		472,764		—		87,897		—		560,661
Commercial Right’s (Unregulated Activity)		5,515,570		1,260,707		—		—		6,776,277
Goodwill		2,149,185		474,478		—		—		2,623,663
Accumulated amortization		(18,970,087)		(1,194,291)		(2,250,734)		—		(22,415,112)
	Ps.	49,310,063	Ps.	4,453,589	Ps.	2,122,511	Ps.	—	Ps.	55,886,163

			Foreign currency
	01/01/2025		translation		Additions (**)		Transfers		12/31/2025
Concessions (Regulated Activity)	Ps.	64,383,779	Ps.	(2,470,330)	Ps.	229,597	Ps.	2,337,379	Ps.	64,480,425
Contracts assets		2,550,702		(119,082)		7,350,308		(2,337,379)		7,444,549
Contractor advance		1,406,193		—		40,208		—		1,446,401
Licences and ODC		560,661		—		38,650		—		599,311
Commercial Right’s (Unregulated Activity)		6,776,277		(907,910)		—		—		5,868,367
Goodwill		2,623,663		(351,445)		672,538		—		2,944,756
Accumulated amortization		(22,415,112)		826,570		(3,172,318)		—		(24,760,860)
	Ps.	55,886,163	Ps.	(3,022,197)	Ps.	5,158,983	Ps.	—	Ps.	58,022,949
(1)	Includes amortization for concessions as of December 31, 2024 and 2025 for Ps. 20,233,758 and Ps. 22,389,237, respectively.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

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

(**)

Within the most significant additions in 2025 are: Mexico a) mainly the expansion works of Terminal 1 building at Cancún Airport, amounting to Ps.1,570,500; b) expansion of Terminal 4 building at Cancún Airport for Ps.1,308,600; c) expansion of Oaxaca Airport for Ps.492,400; d) expansion of Cozumel Airport for Ps.140,600 e) at Aerostar, the most significant works include improvements to the main parking lot, flight information service, and security system for an amount of Ps.329,645.

The consolidated expense for amortization of intangibles related to concessions were Ps. 2,008,470, Ps.2,250,734, and Ps.3,172,318 in 2023, 2024 and 2025 and has been charged to the cost of aeronautical and non-aeronautical services, this amount includes the amortization of commercial rights of Aerostar of Ps.154,282, Ps.189,547 and Ps.164,151, for 2023, 2024 and 2025 respectively, recognized by the valuation of its investment in accordance with IFRS 3 “Business combinations”, and the amortization of the intangible assets of Airplan for Ps. 86,509, Ps.106,282 and Ps.318,386 for 2023, 2024 and 2025, respectively. During 2025, the Administration reviewed Airplan’s intangible asset based on a change in the accounting estimate of the concession’s life due to its regulated component. The expected useful life of the intangible asset was adjusted, and it is now estimated to end in 2027, earlier than originally anticipated. This component will be amortized on an accelerated basis until 2027, reflecting the complete extinction of the benefits associated with the regulated revenue. See Note 21.2.

The amortization expense of the Mexican concession by Ps.986,520 in 2023, Ps.1,101,228 in 2024 and Ps.1,161,654 in 2025 has been charged to the cost of the aeronautical and non-aeronautical services.

The amortization expense of the Aerostar concessions by Ps.444,925 in 2023, Ps.480,006 in 2024 and Ps.536,012 in 2025 has been charged to the cost of aeronautical and non-aeronautical services.

The amortization expense of the Airplan concessions by Ps.281,976 in 2023, Ps.311,576 in 2024 and Ps.913,817 in 2025 has been charged to the cost of aeronautical and non - aeronautical services.

The expense for amortizing licenses and ODC by Ps.54,259 in 2023, Ps.62,095 in 2024 and Ps.78,298 in 2025 has been charged to administrative expenses.

9.1) Impairment testing of intangible assets, airport concessions and goodwill

The Company reviews the performance of business in the countries where subsidiaries operate, considering three CGUs per country of operation.

At Aerostar and Airplan, the required annual impairment tests were performed on the goodwill value, which as of December 31, 2024 and 2025, is Ps.2,623,663 and Ps.3,895,647, respectively. The goodwill balance of the ASUR Airports Business Unit as of December 31, 2025, is Ps.672,538.

Goodwill is assigned to the operating segments that are expected to benefit from the synergies of the business combination, regardless of whether other assets or liabilities of the acquired entities are assigned.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

The following is a summary of the allocation of goodwill:

	December 31,
	2024		2025
Aerostar	Ps.	993,040	Ps.	859,989
Airplan		1,630,623		1,412,229
ASUR Aiports (Note 1.1)		—		672,538
	Ps.	2,623,663	Ps.	2,944,756

Methodology:

Pursuant to IAS 36 methods applied to the 2024 and 2025 calculation, Management determines the recoverable value by the fair value less costs of disposal. The Company used this method for all its CGUs. To determine the fair value less costs of disposal the discounted cash flow projections approved by Management are used covering a period of 28 years in 2024 and 27 years in 2025, respectively, in the case of Aerostar and 8 years in 2024 and 2 years in 2025, respectively, in the case of Airplan, which correspond to the remaining years of the airport concessions, with respect to the lease term used for ASUR Airports’ contracts, a period of 19 years was applied for all Terminals.

For 2024 and 2025, the Company uses as a valuation technique to estimate the recoverable amount, by the traditional approach. This approach consists of using a “single” set of estimated cash flows and a single discount rate. Uncertainties are reflected through the risk premium included in the discount rate.

The calculations use cash flow projections that are based on financial budgets and business plans prepared by management and approved by the board of directors. Budgets and business plans are updated to reflect the most recent developments as of the reporting date. Management’s expectations reflect performance to date and are based on its experience in times of recession and are consistent with assumptions a market participant would make. The calculations are based on studies carried out by independent third parties specialized in the aeronautical industry.

The assumptions used to estimate the recoverable amount are consistent with assumptions made by a market participant. For each CGU, the key assumptions for the base scenario were the following during 2024 and 2025.

	2024		2025
	Airplan	Aerostar	Airplan	Aerostar	ASUR Aiports
Discount rate	15.21%	11.60%	14.61%	11.10%	7.75%
Average growth rate of passengers in the period after the recovery of passengers by each GCU	3.94%	4.56%	5.64%	2.52%	4.52%
Passengers growth rate in the recovery period of each CGU	2.22%	2.94%	2.36%	2.69%	2.20%
Average inflation growth rate					2.50%
Hierarchy level of the fair value of the recoverable of the CGU	3	3	3	3

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

Management has determined the values assigned to each of the above key assumptions as follows:

2024 and 2025

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

For the year 2024, if the discount rate applied to the cash flow projections of each of the CGUs, would have been at +1% or -1% the cash flow projections would have had an effect of an impairment of Ps.960,476 and and excess of Ps.3,672,552 in Aerostar, respectively, and an excess of Ps.210,515 and Ps.347,469 in Airplan respectively.

For the year 2025, if the discount rate applied to the cash flow projections of each of the CGUs, would have been at +1% or -1% the cash flow projections would have had an effect of an excess of Ps.159,893 and Ps.4,146,078 in Aerostar respectively and an excess of Ps.302,022 and Ps.413,174 in Airplan respectively. The recoverable amount of these CGUs would equal their carrying amount if the key assumptions changed as follows: the discount rate would change from 11.10% to 12.01% for Aerostar and from 14.61% to 22.04% for Airplan.

9.2) Basic terms and conditions of the concessions

Mexico:

The basic terms and conditions of each concession are the following:

a.	The concession holder must undertake the construction, improvement and maintenance of the facilities in accordance with its Master Development Plan (MDP) and is required to update the plan every five years. (See Note 17.b).
b.	The concession holder may only use the airport facilities for the purposes specified in the concession and must provide services in accordance with all applicable laws and regulations and is subject to statutory oversight by the SCT. The concession holder shall pay a DUAC of 9% of the gross income of the concession holder, resulting from the use of public assets in accordance with the terms of the concessions as required by the applicable law. DUAC is presented in the consolidated income statement under “Cost of aeronautical services”. (See Note 4).
c.	Fuel services and fuel supply are to be provided by the Mexican Airport and Auxiliary Services Agency, a Decentralized Public Entity.
d.	The concession holder must grant access to and the use of specific areas of the airport to government agencies to perform their activities inside the airports.
e.	The concession may be terminated if the concession holder fails to comply with certain of the obligations imposed by the concession as established in Article 27 or for the reasons specified in Article 26 of the Airport Law.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

f.	Revenues resulting from the concession are regulated and subject to a review process. See (Note 20.1.3).
g.	The terms and conditions of the regulations governing the operations of the Company may be modified by the SCT.

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

December 31, 2023, 2024 and 2025

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

The determination of the economic useful life of the intangible is subject to the percentage of execution of the revenues with respect to the total expected income of the financial model that the Company has. See Note 21.2 Useful life of the Airplan concession.

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

Note 10 – Short- and Long-Term Lease Liabilities:

The subsidiary ASUR Commercial, which was acquired and incorporated into the Company’s consolidation on December 11, 2025, has recognized a right-of-use asset for the lease agreements of LAX and JFK T8 in accordance with IFRS 16, due to the characteristics of the contracts, as they contain fixed conditions. The minimum rental payments under the lease agreements are determined as follows:

LAX:

The greater of: (i) the result of multiplying the square footage of the leased spaces by a base rate of either USD 0.210 or USD 0.240 (defined in the contract based on each terminal), which must be updated annually with inflation indices; or (ii) 85% of the “percentage rent,” which is determined based on a percentage of total revenues from the prior year (defined in the contract based on each terminal), less fixed expenses (tenant improvement allowances granted by the airport authority and the management fee) as defined in the contract. There is an additional contingent rent based on total revenues, which includes an extra 2% above the base percentage if annual commercial revenues of the units fall within the range of USD 35,000 to USD 45,000, and an increase of 4% if annual revenues exceed USD 45,000.

JFKT8:

The greater of: (i) a minimum rent of USD 30,000, which must be updated annually with inflation indices; or (ii) 85% of prior year revenues.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

ORD and JFK T1:

In accordance with IFRS 16, the Company did not recognize a right-of-use asset for these contracts, as the negotiated lease terms included: a) a minimum rent based on minimum passenger traffic and b) a variable rent calculated as a percentage of the previous year´s revenues. As of December 31, 2025, The Company has not made any minimum payments because it has not reached the passenger volume stipulated in the contract and has therefore only made variability payments; consequently, all rent payments are considered variable.

Corporate offices in the USA:

As of December 31, 2025, ASUR Airports LLC has short term or low value leases for which it has not recognized a right of use asset. The amount of these leases for offices in the USA amounts to monthly payments of USD40 (approximately Ps. 726.).

Other lease agreements:

Corporate offices in Mexico:

Individual contract stipulating: i) a term of 5 years;ii) monthly rental payments of USD 29.2 (approximately Ps. 526);iii) a security deposit equivalent to two months’ rent;iv) the monthly base rent will increase annually beginning on the first anniversary of the commencement date, in line with the increase in the U.S. Consumer Price Index; and v) in the event of default on principal payments, late interest will accrue at the most recent U.S. dollar interest rate published by the Wall Street Journal under the Prime Rate, plus ten percentage points.

The right-of-use assets meet the definition of investment property and, as such, are presented in the statement of financial position, while lease liabilities are presented as separate line items in the statement of financial position and disclosed separately in the notes. As of December 31, 2025, the balances of right-of-use assets and lease liabilities are shown below:

	Year ended
	December 31,
	2024		2025
Lease liabilitie
Right-of-Use Vehicles under Lease Agreements	Ps.	22,496	Ps.	31,558
Right-of-Use Assets under Lease Agreements		—		1,363,423
Current		22,496		1,394,981

Non-Current
Right-of-Use Assets under Lease Agreements	Ps.	—	Ps.	6,720,103

Depreciation	Ps.	2,583	Ps.	7,146

Interest Expense (Included in Finance Cost)	Ps.	2,759	Ps.	39,031

The lease liability derived from right-of-use assets under sublease agreements is initially measured at the present value of lease payments not paid at the commencement date, discounted using the interest rate implicit in the lease.

The lease liability is presented under Lease Liabilities (current) and Lease Liabilities (non-current) in the Consolidated Statement of Financial Position. Lease payments not included in the measurement of lease liabilities are recognized in the lines Investment Property Expenses or General and Administrative Expenses in the Consolidated Statement of Profit or Loss.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

Note 11 - Accounts payable and accrued expenses:

At December 31, 2024 and 2025, the balances are as follows:

		December 31,
	2024		2025
Suppliers	Ps.	325,701	Ps.	624,413
Taxes payable		712,448		535,837
Use rights of assets under concession		355,809		506,881
Accounts payable to related parties (Note 16.1)		101,266		98,507
Salaries payable		234,133		288,670
Sundry creditors for services provided		1,143,956		1,375,147
Accounts payable to contractors		38,241		29,250
Total	Ps.	2,911,554	Ps.	3,458,705

Since these accounts mature at a term of under one year, their fair value is considered to approximate their carrying value.

Note 12 - Bank loans:

Mexico:

On October 15, 2021, BBVA Bancomer granted a simple loan in the amount of Ps.2,000,000, which may be used for corporate expenses, with a term of 7 years, maturing in October 2028, at an annual interest rate equivalent to the 28-day TIIE plus an applicable margin of 140 basis points. On January 15, 2024, and April 15, 2024, the Company made payments of Ps.50,000, respectively.

On June 11, 2024, the Company renegotiated its debt with Banco BBVA Bancomer, for amount of Ps.1,750,000 the payment of principal will be made on the new maturity date, at an annual interest rate equivalent to the 28-day TIIE rate plus an applicable margin of 1.35 points, with a maturity on July 11, 2029, and a renegotiated fee of Ps.4,375, the evaluation was carried out to determine if there is a substantial change, the Company concluded the evaluation with no material impact (See Note19.14.1), The effective rate for this loan was calculated taking into account all initial fees, additional costs, and other associated expenses. The resulting annual effective rate is 9.19%.

Applicable margin. - If the net leverage index 1.4x is a) Less than 1.5X, the applicable margin will be 140 basis points, b) Between 1.5X and 2.5X, the applicable margin will be 165 basis points and c) greater than 2.5x, the applicable margin will be 190 basis points.

In terms of the credits in pesos granted by BBVA Bancomer, the Company is obliged to maintain a consolidated leverage level not exceeding 3.5x calculated as a total financial debt between the (operating profit calculated before taxes, interest expenses, plus depreciation plus amortization at consolidated level) EBITDA for the twelve months prior to the end of each quarter and a minimum interest coverage of 3.0x, calculated as EBITDA between the financial expenses associated with the total financial debt for the 12 months before the end of each quarter. During the year the Company fulfilled these financial obligations, on each quarterly measurement date. At December 31, 2024 and 2025, the Consolidated Leverage Ratio calculated under the contract was 0.7x and 1.4x, respectively, which does not exceed the established 3.5x. Meanwhile, the debt coverage ratio as of December 31, 2024 and 2025 was 12.5x and 16.9x, respectively, exceeding the minimum contractual requirement of 3.0x.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

As of December 31, 2024 and 2025, the Company must refrain from creating, incurring, assuming or generating the existence of any lien on its property, assets and rights, as well as refrain from assuming obligations of third-party accounts, becoming jointly liable or granting any type of personal or fiduciary real guarantee to guarantee its own obligations or those of third parties that are relevant or may cause a relevant adverse effect on the payment of the credit. During the year, the Company has fulfilled these financial obligations.

On September 29, 2021, the Company acquires a loan with Banco Santander for Ps.2,650,000, maturing on September 28, 2024, subject to one the 28-day TIIE rate plus 1.50 points. On November 29, 2022, the Company makes advance payments of Ps.650.0 million without any penalty. On March 26, 2024, the Company renegotiated its debt with Santander for Ps.675,000, extending the term by one year, to make the payment of the principal on the due date, at an annual interest rate equivalent to the 28-day TIIE rate plus an applicable margin of 1.50 points, with a maturity on September 26, 2025. The evaluation was carried out to determine if there is a substantial change due to such renegotiation and concluded the evaluation with no material impact. The Loan was paid by the Company on September 26, 2025.

On September 26, 2025, the Company entered into a simple revolving credit line agreement with Banco Santander in the amount of Ps. 675,000, with principal repayment due at maturity on September 26, 2027, subject to a one-day TIIEF rate (Backward Looking in arrears, 5-day lookback) plus 1.50 basis points. The resulting annual effective rate is 9.22%.

On November 21, 2025, the Company entered into a current account credit agreement with Banco Santander in the amount of Ps. 3,500,000, with principal repayment due at maturity on February 22, 2026, subject to a one-day TIIEF rate (Backward Looking in arrears, 5-day lookback) plus 0.50 basis points. The loan was drawn down on November 24, 2025, covering a credit opening fee of Ps. 5,250. The Company settled this loan on December 11, 2025.

On December 3, 2025, the Company entered into a simple revolving credit line agreement with Banco Santander in the amount of Ps. 1,000,000, with principal repayment due at maturity on March 4, 2026, subject to a one-day TIIEF rate (Backward Looking in arrears, 5-day lookback) plus 0.50 basis points. The loan was drawn down on December 4, 2025, covering a credit opening fee of Ps. 1,500. The Company settled this loan on December 11, 2025.

In terms of the credit in pesos granted by Santander, the Company is obliged to maintain a leverage level on the last day of each fiscal quarter of no more than 3.5x and a minimum interest coverage ratio of 3.0x, both reasons calculated by the 12 months before each quarter. The calculation for the Leverage Ratio and Interest Coverage Ratio will be performed considering the Company’s share in the income/loss of its subsidiaries and other companies in which it holds interest. During the year 2024 and 2025, the Company fulfilled these financial obligations, on each quarterly measurement date. At December 31, 2024 and 2025, the Leverage Ratio calculated under the contract was 0.7.x and 1.4x, respectively, which does not exceed the 3.5x set. In turn, the Debt Coverage Ratio at December 31, 2024 and 2025 was 12.5x and 12.8x, respectively, covering the minimum required of 3.0x as stated in the contract.

On May 22, 2025, the Company entered into a loan agreement with BBVA México in the amount of Ps. 9,500,000, intended for general corporate use, maturing on May 21, 2027, with principal repayment in a single installment at maturity, subject to a 28-day TIIEF rate plus 1.25 basis points. The loan was drawn down on May 27, 2025, covering a structuring fee of Ps. 26,600 and a credit opening fee of Ps. 6,650. The Company may make early repayments without penalty, provided they exceed Ps. 100,000. The resulting effective annual rate is 8.92%.

Under the terms of the peso-denominated loan granted by BBVA México, the Company is required to maintain the following financial ratios: a net leverage ratio not greater than 3.5x as of the last day of each fiscal quarter, and a minimum interest coverage ratio of 3.0x, both calculated based on the twelve months preceding each quarter. The calculations of the leverage ratio and the interest coverage ratio will be carried out using the Company’s share in the results of its subsidiaries or other entities in which it holds an interest. During fiscal year 2025, the Company has compliedwith these financial covenants at each quarterly measurement date. As of December 31, 2025, the leverage ratio, calculated in accordance with the contract, was 1.4x, which does not exceed/exceeds the established 3.5x. Meanwhile, the debt coverage ratio as of December 31, 2025 was 9.6x, meeting the minimum contractual requirement of 3.0x.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

On December 5, 2025, the Company entered into a Senior Credit Agreement with JPMorgan Chase Bank, N.A. in the amount of Ps. 6,390,000, at an annual interest rate equivalent to the 28-day TIIEF plus an applicable margin of 0.75 basis points, maturing in May 2027, covering a negotiation fee of Ps. 16,419 on July 31, 2025, and a credit opening fee of Ps. 22,573 on December 15, 2025.

On November 26, 2025, a negotiation fee of Ps. 119,029 was paid for a loan with JPMorgan in the amount of USD 936,000, which will be allocated to the Playa project.

There are no indication that the Company would have difficulty meeting its financial commitments on the loans for the next twelve months.

Airplan:

On June 1, 2015, the Company acquired a new long-term syndicated loan of COP440,000,000 (Ps.2,897,404) payable in 2027 with a three-year grace period for the payment of principal. The resulting effective annual rate is 14.09%.

The participants of this syndicated loan are:

	Amount
Entity	(thousand of COP)
Bancolombia, S. A.	COP.	150,000,000
Banco Itaú CorpBanca Colombia S.A.		102,000,000
Banco Davivienda, S. A.		90,000,000
Banco de Bogotá, S. A.		37,000,000
Banco de Occidente, S. A.		37,000,000
Banco Popular, S. A. (1)		8,000,000
Banco AV Villas, S. A.		8,000,000
Servicios Financieros, S. A.		8,000,000
	COP.	440,000,000
(1)	In April 2023, Banco Popular, S. A. transferred the rights to Banco de Bogotá, S. A. of the syndicated loan, through the signing of promissory notes, under the same conditions.

In April 2022, the Company anticipates a capital payment of COP 149,999,914 (Ps.794,510), without any penalty, as follows:

	Amount
Financial entity	(thousand COP)
Bancolombia, S. A.	COP.	51,136,744
Banco Itaú CorpBanca Colombia S.A.		34,772,986
Banco Davivienda, S. A.		30,682,039
Banco de Bogotá, S. A.		12,613,358
Banco de Occidente, S. A.		12,613,366
Banco Popular, S. A.		2,726,835
Banco AV Villas, S. A.		2,727,293
Servicios Financieros, S. A.		2,727,293
	COP.	149,999,914

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

In April 2024, the Company anticipates a capital payment of COP 100,000,000 (Ps.438,712), without any penalty, as follows:

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

Financial obligations

Airplan is obligated throughout the term of the credit to comply with the following financial commitments:

Maintain long-term financial indebtedness limited to this syndicated loan operation: This consists of the sum of the balances payable by the debtor during the term of the syndicated loan, as a result of long- and short-term financial indebtedness, the amount of which may not exceed the sum of COP 440,000,000 (Ps.2,897,404).

Maintain the capital structure: This addresses the relationship between capital and debt that the debtor must meet in relation to the project throughout the term of the loan, in such a way that the result of the financial indicator Capital 1 (Capital + debt) is equal to or higher than 16%. As of December 31, 2024 and 2025, the capital structure ratio was 61.1% and 68.2%, respectively.

Maintain the index of debt coverage: This refers to the indicator that the debtor must maintain during the entire term of the loan, defined as: EBITDA - Taxes / Debt service 2: 1.2.

As of December 31, 2024 and 2025, the Company has complied with the debt coverage indicator, which was 4.4x and 4.0x, respectively.

There are no indication that the Company would have difficulty meeting its financial commitments on the loans for the next twelve months.

Aerostar

On December 30, 2020, Aerostar obtained an unsecured revolving credit line with Banco Popular de Puerto Rico for USD 20,000 (approximately Ps.399,010), for a term of three years and the possibility of making prepayments at any moment during the term of the contract, with interest at Prime rate plus 0.50% and the Company will pay 0.15% for unused credit line, which will be calculated on the average amount of unused principal during the year.

On November 15, 2023, Aerostar renewed the secured revolving credit line with Banco Popular de Puerto Rico of USD 20,000 (Ps.338,380, approximately), with a maturity date December 29, 2026. The interest is calculated at the interest rate that fluctuates between 0.5% and 3.0% plus a default interest rate of 2.0%. Aerostar is required to maintain a debt coverage ratio of 1:00 at the end of each quarter. As of December 31, 2024, the Company did not use the credit line.

On November 26, 2024, Aerostar renewed the secured revolving credit line with Banco Popular de Puerto Rico of USD 10,000 (Ps.207,862 approximately), with a maturity date December 18, 2027. The interest is calculated at the interest rate that fluctuates between 0.75% and 3.0% plus a default interest rate of 2.0%. Aerostar is required to maintain a debt coverage ratio of 1:00 at the end of each quarter. During 2025, the Company has complied with the debt coverage indicator. As of December 31, 2025, the Company did not use the credit line (See Note 20.2).

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

There are no indication that the Company would have difficulty meeting its financial commitments on the loans for the next twelve months.

As of December 31, 2024, these credit lines have been disposed of as shown as follows.

	Credit line used in foreign currency		Credit line balance		Principal		Commissions and		Term				Fair
Bank	at 12/31/2024*		used in pesos		amortization in pesos		interests - Net		Short		Long		value
Santander, S. A.			Ps.	675,000		—	Ps.	180	Ps.	675,180		—	Ps.	695,344
BBVA Bancomer, S. A.				1,850,000	Ps.	(100,000)		(1,685)		10,310	Ps.	1,738,005		1,803,915
Total México			Ps.	2,525,000	Ps.	(100,000)	Ps.	(1,505)	Ps.	685,490	Ps.	1,738,005	Ps.	2,499,259

Bancolombia, S. A.	COP	23,148,166	Ps.	294,742	Ps.	(149,557)	Ps.	760	Ps.	760	Ps.	145,184	Ps.	110,615
Banco Itaú CorpBanca Colombia S.A.		15,740,196		200,423		(101,701)		516		516		98,722		75,216
Banco Davivienda, S. A.		13,888,400		176,844		(89,737)		455		455		87,107		66,367
Banco de Bogotá, S. A.		6,942,087		88,412		(44,872)		228		228		43,541		33,173
Banco de Occidente, S. A.		5,709,271		72,700		(36,892)		187		187		35,808		27,282
Banco AV Villas, S. A.		1,234,525		15,719		(7,977)		40		40		7,743		5,899
Servicios Financieros, S. A.		1,234,525		15,719		(7,977)		40		40		7,743		5,899
Total Airplan	COP	67,897,170	Ps.	864,559	Ps.	(438,712)	Ps.	2,226	Ps.	2,226	Ps.	425,848	Ps.	324,451
			Ps.	3,389,559	Ps.	(538,712)	Ps.	721	Ps.	687,716	Ps.	2,163,853	Ps.	2,823,710

(*)  Foreign currencies expressed in thousands.

At December 31, 2025, these credit lines have been disposed of as shown as follows:

	Credit line used in foreign currency		Credit line balance		Principal		Commissions and		Term				Fair
Bank	at 12/31/2025*		used in pesos		amortization in pesos		interests - Net		Short		Long		value
Santander, S. A.			Ps.	675,000		—	Ps.	820	Ps.	820	Ps.	675,000	Ps.	676,809
Santander, S. A.				675,000	Ps.	(675,000)		—		—		—		—
Santander, S. A.				4,500,000		(4,500,000)		—		—		—		—
BBVA Bancomer, S. A.				1,750,000		—		(2,487)		6,891		1,740,622		1,777,049
BBVA Bancomer, S. A.				9,500,000		—		13,558		36,168		9,477,390		9,644,868
JP Morgan,				6,390,000		—		(127,220)		28,634		6,234,146		6,440,353
Total México			Ps.	23,490,000	Ps.	(5,175,000)	Ps.	(115,329)	Ps.	72,513	Ps.	18,127,158	Ps.	18,539,079

Bancolombia, S. A.	COP	23,147,347	Ps.	141,427	Ps.	—	Ps.	746	Ps.	50,404	Ps.	91,769	Ps.	110,377
Banco Itaú CorpBanca Colombia S.A.		15,740,196		96,171		—		506		34,275		62,402		75,054
Banco Davivienda, S. A.		13,888,400		84,856		—		446		30,242		55,060		66,224
Banco de Bogotá, S. A.		6,942,906		42,422		—		223		15,115		27,530		33,102
Banco de Occidente, S. A.		5,709,271		34,884		—		183		12,431		22,636		27,223
Banco AV Villas, S. A.		1,234,525		7,542		—		40		2,688		4,894		5,887
Servicios Financieros, S. A.		1,234,525		7,542		—		40		2,688		4,894		5,887
Total Airplan	COP	67,897,170	Ps.	414,844	Ps.	—	Ps.	2,184	Ps.	147,843	Ps.	269,185	Ps.	323,754
			Ps.	23,904,844	Ps.	(5,175,000)	Ps.	(113,145)	Ps.	220,356	Ps.	18,396,343	Ps.	18,862,833

(*)  Foreign currencies expressed in thousands.

As a result of the business combination in Airplan on October 19, 2017, a fair value of the syndicated loan, valued at its amortized cost, was determined, increasing its value by Ps. 605,382. The debt contracted in the original currency (the Colombian peso) plus this fair value adjustment at the date of the business combination, amounted to the following total in thousands of COP 535,125,402 (Ps.3,408,442).

In the fiscal year 2025, the Company maintained loans to finance operations and expansion projects.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

The variables used to determine the fair values of loans at December 31, 2025 and 2024 are as follows:

México:

2024 and 2025

●	TIIE and TIIEF 28 days Discount Rate as of December 31, 2024 and 2025.
●	Probability of default of ASUR as of December 31, 2024 and 2025.
●	Default Swaps (CDS) of Mexico as of December 31, 2024 and 2025.

Level 2 of fair value hierarchy at December 31, 2024 and 2025.

Aerostar:

2024 and 2025

●	Yield Spreads to Maturity through the BB-rating curve by “industrials sector” at December 31, 2024 and 2025.

Level 2 of fair value hierarchy at December 31, 2024 and 2025.

Airplan:

2024 and 2025

●	Reference Discount Rate in Colombia as of December 31, 2024 and 2025.
●	Probability of default of ASUR as of December 31, 2024 and 2025.
●	Credit Default Swaps (CDS) of Colombia as of December 31, 2024 and 2025.

Level 2 of fair value hierarchy at December 31, 2024 and 2025.

Note 13 — Short and long-term documents:

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

December 31, 2023, 2024 and 2025

On June 24, 2015, Aerostar signed an agreement for private placement of bonds in the original amount of Ps.737 million pesos (USD50 million), maturing on March 22, 2035, based on the following conditions:

Quoted yield	6.75%

In May 2022, Aerostar modified the payment method of the agreement signed for the placement of bonds for USD50 million, which stipulated payments on a semi-annual basis and was modified to a single payment due on March 22, 2035, which did not represent any penalty for the Company and qualified as a renegotiation.

In May 2022, Aerostar authorized the private placement of bonds for an original amount of Ps.3,947,522 (USD200 million) guaranteed with a quoted yield of 4.92% maturing on March 22, 2035, the disposition of the resources was in July 2022. Aerostar is financially obligated throughout the term of the bond, to maintain a debt coverage ratio greater than 1.0x with the measurement date of each quarterly closing. As of December 31, 2024, and 2025 the debt coverage ratio was 2.1x and 2.0x, respectively.

At December 31, 2024 the long-term debt is shown as follows:

	Original debt	Interest	Credit line		Principal amortization		Interest		Term				Fair
	used in thousand USD	in thousand USD	in pesos		in pesos		in pesos		Short		Long		value
Bond	$400,000	$(3,961)	Ps.	6,601,077	Ps.	(224,914)	Ps.	(82,332)	Ps.	386,998	Ps.	5,906,833	Ps.	6,662,935
Bond	200,000	2,733		4,157,240		—		56,816		56,816		4,157,240		4,053,056
	$600,000	$(1,288)	Ps.	10,758,317	Ps.	(224,914)	Ps.	(25,516)	Ps.	443,814	Ps.	10,064,073	Ps.	10,715,991

At December 31, 2025 the long-term debt is shown as follows:

	Original debt	Interest	Credit line		Principal amortization		Interest		Term				Fair
	used in thousand USD	in thousand USD	in pesos		in pesos		in pesos		Short		Long		value
Bond	$400,000	$(3,144)	Ps.	5,540,143	Ps.	(263,130)	Ps.	(56,592)	Ps.	356,291	Ps.	4,864,130	Ps.	5,568,220
Bond	200,000	2,733		3,600,240		—		49,203		49,203		3,600,240		3,575,920
	$600,000	$(411)	Ps.	9,140,383	Ps.	(263,130)	Ps.	(7,389)	Ps.	405,494	Ps.	8,464,370	Ps.	9,144,140

Inputs:

2024 and 2025:

Corporate risk through Yield Spreads to Maturity of comparable bonds of the “Transportations and Logistics” sector.

Level 2, of fair value hierarchy in 2024 and 2025.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

Note 14 - Stockholders’ equity:

At December 31, 2024 and 2025, the minimum fixed capital with no withdrawal rights is of Ps.1,000 and the variable portion is of Ps.7,766,276 (nominal figure) comprised for 300,000,000 common, nominative Class I shares no par value, wholly subscribed and paid in. At December 31, 2024 and 2025, no Class II shares have been issued. Both classes of shares will have the characteristics determined at the Shareholders’ meeting where issuance is approved and they are integrated as shown as follows:

			Capital stock as of
	Total shares		December 31,
Description	2024	2025	2024		2025
“B” Series	277,050,000	277,050,000	Ps.	7,173,079	Ps.	7,173,079
“BB” Series	22,950,000	22,950,000		594,197		594,197
Total	300,000,000	300,000,000	Ps.	7,767,276	Ps.	7,767,276

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

Reserve for acquisition of shares

The reserve for acquisition of shares represents the reservation authorized by the stockholders for the Company to purchase its own shares subject to certain criteria set forth in the bylaws and the Securities Market Law. In the Ordinary General Assembly held on April 23, 2025 it was resolved to use the share repurchase reserve to declare dividends. As of December 31, 2025, there is no balance in the account, and as of December 31, 2024, the balance of the share repurchase reserve amounted to Ps.23,191,198.

Dividends

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

At the Ordinary General Shareholders’ Meeting held on April 23, 2025, the Company’s shareholders approved the payment of an ordinary cash dividend in the amount of Ps.15,000,000, sourced from accumulated retained earnings and the share repurchase reserve, which was paid on May 29, 2025. In addition, the shareholders approved the payment of extraordinary dividends from the share repurchase reserve in the amounts of Ps.4,500,000 and Ps. 4,500,000 nominal, respectively. In both cases, no Income Tax (ISR) will be incurred, as the dividends were sourced from CUFIN, and the payments were made on September 30, 2025, and November 27, 2025, respectively.

Dividends are tax free if paid from the CUFIN. Dividends paid in excess of the CUFIN balances are subject to tax equivalent to 42.86%. Tax due is payable by the Company and may be credited against IT for the year or IT for the two immediately following fiscal years. Dividends paid from previously taxed earnings are not subject to tax withholding or payment. Dividends paid that come from profits previously taxed by the ISR will not be subject to any withholding or additional tax payment. The Income Tax Law (LISR or ITL) establishes the obligation to maintain the CUFIN with the profits generated until December 31, 2013 and start another CUFIN with the profits generated as of January 1, 2014. At December 31, 2024 and 2025, the companies CUFIN is Ps.30,171,752 and Ps.17,933,778, respectively, whereas the combined contribution capital account (CUCA, by its initials in Spanish) amounts Ps.58,307,032 and Ps.60,458,561, respectively.

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

Note 15 - Current and Deferred Income Tax (ISR):

The Company does not consolidate its results for tax purposes.

a.	Income Tax (IT)

Mexico:

In 2023, 2024 and 2025, the Company determined tax profits in its subsidiaries in the amounts of Ps.11,620,031, Ps.16,969,158 and Ps.15,616,291, respectively. In 2023, 2024 and 2025, the tax profits were partially offset with the amortization of tax losses in the amounts of Ps.186,912, Ps.162,727 and Ps.172,850, respectively, with the exception of Minatitlan Airport, which tax losses for the year 2024 and 2025 amount to Ps.22,512 and Ps.32,635, respectively.

The subsidiaries that at December 31, 2023, 2024 and 2025, have not assessed income tax due to the tax loss carryforwards, are Minatitlan and Cozumel (in 2024).

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

The Company has performed the evaluation of the Preferential Tax Regimes and has determined at December 31, 2024 and 2025, it is not applicable because it does carry out a business activity, in the case of the investment in the airport of Puerto Rico, and that passive income does not represent more than 20% of its total income.

In accordance with the Company’s current policy regarding the distribution of future profits (See Note 19.17) in fiscal years 2024 and 2025 Cancún Airport recognized deferred income tax on the profits of its subsidiaries Aerostar, Airplan, and ASUR US Commercial, arising from its investment, for which dividends will be declared at some point in time. The amount of such provision as of December 31, 2024 and 2025 was Ps. 710,991 and Ps. 485,935, respectively.

Aerostar:

In 2023 and 2024 and 2025, it determined taxable income of Ps.261,532 and Ps.363,966, and Ps.460,668 respectively, which was partially offset by amortization of tax losses for Ps.235,378, Ps.363,966, and Ps.460,668 respectively. Aerostar maintains an agreement with the Puerto Rico Treasury Department, in which its operations are subject to Puerto Rico income tax of 10% under the provisions of Section 12 (a) of the Public-Private Partnership Act (Act) promulgated June 2009.

Airplan:

The Company determined taxable income (liquid income) in accordance with the tax law of Colombia for the period at December, 31, 2023, 2024 and 2025 of Ps.1,157,423, Ps.2,116,189 and Ps.2,292,560, respectively. The Company is subject in 2023, 2024 and 2025 to income taxes in Colombia of 35%.

ASUR US Commercial

The corporate income tax rate in the United States of America is 21%. ASUR US Commercial and its subsidiaries were acquired in December 2025 in accordance with IFRS 3. Since the subsidiaries of ASUR US Commercial are limited liability companies (LLCs) and have elected to be treated as pass-through entities for U.S. federal and state income tax purposes, the related taxes are the responsibility of their parent company in accordance with International Accounting Standard 12 “Income Taxes” (IAS 12).

The IT provision at December 31, 2023, 2024 and 2025 is as follows:

	December 31,
	2023		2024		2025
Mexico:
Current IT	Ps.	3,477,638	Ps.	4,954,716	Ps.	3,577,190
Deferred IT		11,131		812,364		(51,318)
IT provision Mexico	Ps.	3,488,769	Ps.	5,767,080	Ps.	3,525,872
Aerostar:
Current Income Tax	Ps.	2,617	Ps.	—	Ps.	—
Deferred Income Tax		34,441		(87,398)		61,412
IT provision Aerostar	Ps.	37,058	Ps.	(87,398)	Ps.	61,412
Airplan:
Current IT	Ps.	405,098	Ps.	737,198	Ps.	845,201
Deferred IT		13,218		(74,425)		(398,240)
IT provision Airplan	Ps.	418,316	Ps.	662,773	Ps.	446,961
Total IT provision	Ps.	3,944,143	Ps.	6,342,455	Ps.	4,034,245

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

The reconciliation between the statutory and effective income tax rates is shown as follows:

	December 31,
	2023		2024		2025
Consolidated income before provision for IT	Ps.	14,620,087	Ps.	20,372,893	Ps.	14,958,942
Plus (less):
Net income before taxes of Airplan and Aerostar		(2,422,843)		(2,973,374)		(2,191,341)
Net income before taxes of subsidiaries in Mexico not subject to IT		(151,574)		(208,292)		8,593
Income before provisions for income taxes		12,045,670		17,191,226		12,776,194
Statutory IT rate		30%		30%		30%
IT that would result from applying the IT rate to book profit before income taxes		3,613,701		5,157,368		3,832,858
Non-deductible items and other permanent differences		229,972		311,916		183,129
Annual adjustment for tax inflation		(100,820)		(134,548)		(20,506)
Accounting disconnect inflation		(254,084)		(278,647)		(244,553)
Income Tax (ISR) on Undistributed Earnings from Investments in Airplan, ASUR US Commercial (ASUR US), and Aerostar, arising from Dividend decrees recognized at Cancún Airport		—		710,991		(225,056)
Effect by difference in rate of IT Aerostar		37,058		(87,398)		61,412
Effect by difference in rate of IT Airplan		418,316		662,773		446,961
IT provision	Ps.	3,944,143	Ps.	6,342,455	Ps.	4,034,245
Effective IT rate		33%		37%		32%

Following are the principal temporary differences with respect to deferred tax:

	Year ended
	December 31,
	2024		2025
Deferred income tax asset:
Temporary liabilities	Ps.	65,643	Ps.	71,108
Bank loans' fair value		36,597		31,694
Tax loss carry forwards		126,688		87,321
Allowance for doubtful accounts		68,007		68,324
		296,935		258,447
Deferred income tax payable:
Fixed assets and concession (*)		(3,045,654)		(2,682,600)
Temporary assets		(393,103)		(368,102)
Investment in foreign subsidiaries (Retained profits of Aerostar, Airplan and ASUR US - from 2025)		(710,991)		(485,935)
		(4,149,748)		(3,536,637)
Deferred income tax liability - Net	Ps.	(3,852,813)	Ps.	(3,278,190)

(*)Includes Ps. 1,234,730 and Ps.1,102,163 from Aerostar from the periods 2024 and 2025, respectively, Likewise, the effects related to Airplan result in an asset of Ps.388,421 and a liability of Ps.22,242, respectively, for the same fiscal years.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

The net movements of the deferred tax asset and liability for the year are as follows:

	Impairment
	provision				Foreign				Tax Loss
	of loan		Concession		Currency		Investment in		carry
	portfolio		Assets		Conversion		Subsidiaries		forwards		Others		Total
Balances as of January 1, 2024	Ps.	(68,653)	Ps.	2,975,531	Ps.	(264,257)	Ps.	—	Ps.	—	Ps.	255,237	Ps.	2,897,858
Conversion revaluation effect
Airplan and Aerostar		—		—		294,222		—		—		10,192		304,414
Consolidated income statement:
Airplan		1,409		(69,852)		1,594		—		—		(7,576)		(74,425)
Aerostar		—		41,285		(2,021)		—		(126,662)		—		(87,398)
México		(763)		69,152		—		710,991		(26)		33,010		812,364
		646		40,585		(427)		710,991		(126,688)		25,434		650,541
Balances as of December 31, 2024	Ps.	(68,007)	Ps.	3,016,116	Ps.	29,538	Ps.	710,991	Ps.	(126,688)	Ps.	290,863	Ps.	3,852,813
Conversion revaluation effect
Airplan and Aerostar		—		—		(192,184)		—		12,704		(6,997)		(186,477)
Consolidated income statement:
Airplan		—		(395,172)		4,956		—		—		(8,024)		(398,240)
Aerostar		—		35,701		519		—		26,663		(1,471)		61,412
Mexico(1)		(317)		183,126		—		(225,056)		—		(9,071)		(51,318)
		(317)		(176,345)		5,475		(225,056)		26,663		(18,566)		(388,146)
Balances as of December 31, 2025	Ps.	(68,324)	Ps.	2,839,771	Ps.	(157,171)	Ps.	485,935	Ps.	(87,321)	Ps.	265,300	Ps.	3,278,190
(1)	For fiscal year 2024, the Company recognized deferred income tax on non-taxable profits from investments in subsidiaries Aerostar and Airplan in the amount of Ps.710,991. For fiscal year 2025, the Company recognized a net deferred income tax benefit on non-taxable profits from investments in subsidiaries Aerostar, Airplan, and ASUR US in the amount of Ps.225,056.

As of December 31, 2024, the Company decided to modify its dividend distribution policy for its foreign subsidiaries, to distribute dividends based on accumulated results and, accordingly, to recognize deferred income tax on its foreign subsidiaries Aerostar and Airplan. For its subsidiary ASUR US, this deferred income tax will be recognized beginning in 2025. (See Note 19.17).

	As of December 31,
	2024		2025
Undistributed profits	Ps.	2,369,969	Ps.	1,619,783
Tax rate		30%		30%
Deferred IT liabilities unrecognized with the previous temporary differences	Ps.	710,991	Ps.	485,935

The temporary difference in favor arising from the determination of deferred tax on dividend distributions from the Colombian subsidiary was not recognized as an asset because its recoverability is uncertain. The amount determined as of December 31, 2025, totals Ps.472,301.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

b.	Recoverable taxes.

At December 31, 2024 and 2025, the tax credits are Ps.110,327 and Ps.1,112,994, respectively.

Aerostar Tax loss Carry forwards:

In 2024, based on its financial and tax projections, the Company activated approximately 50% of the tax losses from previous years of its subsidiary Aerostar for an amount of Ps.126,662 (USD6,093 thousand). As of December 31, 2025, Aerostar still has tax losses for which deferred income tax has not been recognized because there is still no reasonable certainty of their recovery in future years.

	USD
	thousand	Year of
Year of loss	Amount	expiration
2016	13,873	2026
2017	11,124	2027
2018	5,300	2028
2020	12,424	2030
Total	42,721

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

The Company operates in four jurisdictions—Mexico, Colombia, Puerto Rico, and the United States—and expects that its situation in the Dominican Republic will be resolved in the coming year. As of December 31, 2024 and 2025, it is not within the scope of the Pillar Two model rules because such legislation has not yet been enacted in the jurisdictions where the Company operates. However, the Company has begun to analyze the potential future impacts once the legislation is enacted in those jurisdictions. In the case of Mexico and Colombia, the Company estimates that there will be no potential impact since the effective tax rate is above 15% (the minimum rate established by the Pillar Two model rules). In Puerto Rico, the rate is lower (10%) and was defined in the concession agreement. The Puerto Rico Treasury Department is in the process of engaging international tax consulting services for the implementation of the global minimum corporate tax agreement in Puerto Rico. In the case of the United States, the Company will evaluate the impact once the subsidiary ASUR Airports LLC becomes subject to tax at the time its profits are distributed. With respect to ASUR Dominicana, the Company will evaluate the impact if operations commence.

The Company has applied the mandatory exception to recognize and disclose information about deferred tax assets and liabilities arising from Pillar 2 income taxes as provided in the amendments to IAS 12 issued in May 2023.

The tax authorities routinely review the Company´s tax returns. Management believes that the tax returns may contain items that could be challenged by these tax authorities during the normal course of a tax audit.

If new information is identified in consequent periods that affects the Company´s current position on certain tax matters, the Company will record the impact in the period in which the new information is identified.

The Company and its subsidiaries have no recognized tax assets or liabilities as of December 31, 2024 and 2025 related to uncertain tax positions.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

Note 16 - Balances and transactions with related parties:

16.1) Balances payable

At December 31, 2024 and 2025, respectively, the balances payable to related parties shown in the consolidated statement of financial position are comprised as follows:

	December 31,
	2024		2025
Accounts payable and accumulated expenses (Note 9):(*)
Inversiones y Técnicas Aeroportuarias, S. A. P. I. de C. V.
(Shareholder/technical assistance)	Ps.	(101,266)	Ps.	(98,278)
	Ps.	(101,266)	Ps.	(98,278)
(*)	These are accounts with terms of less than one year under similar market conditions.

16.2) Transactions with related parties

At December 31, 2023, 2024 and 2025, the following transactions were held with related parties, which were set at the same prices and conditions as those that would have been used in comparable operations by third parties, as shown as follows:

	December 31,
	2023		2024		2025
Commercial income:
Autobuses de Oriente, S. A. de C. V. (Stockholder)	Ps.	20,162	Ps.	19,352	Ps.	18,998
Autobuses Golfo Pacífico, S. A. de C. V. (Stockholder)		8,306		9,515		10,249
Coordinados de México de Oriente, S. A. de C. V. (Stockholder)		202		60		6

Expenses:
Technical assistance (Note 14.4)	Ps.	(715,462)	Ps.	(400,838)	Ps.	(400,912)

Related parties:
Administrative services
Leasing	Ps.	(5,773)	Ps.	(6,206)	Ps.	(6,717)

16.3) Compensation of key personnel

Key personnel include directors, members of the Board of Directors, and Committees. In the years ended on December 31, 2023, 2024 and 2025, the Company granted the following benefits to the key management personnel, the Board of Directors and the different Company Committees.

	December 31,
	2023		2024		2025
Short term salaries and other benefits paid to key personnel(*)	Ps.	171,595	Ps.	204,913	Ps.	191,020
Fees paid to the Board of Directors and Committees		10,261		8,698		12,068
(*)	In fiscal years 2023, 2024 and 2025, includes costs of Ps.70,026, Ps.99,962 and Ps.75,280 and Ps.16,871, Ps.19,543 and Ps.20,048, respectively, for key personnel of directors of Aerostar and Airplan.

As of December 31, 2023, 2024 and 2025, there are no balances pending payment to key personnel.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

16.4) Technical assistance agreement

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

In accordance with the contract until December 31, 2023, the Company agreed to pay an annual compensation equivalent to the higher of a fixed amount or 5% of the consolidated income of the Company. Before deducting the compensation for technical assistance and before the comprehensive financial result, IT, depreciation and amortization, from 2024, the compensation was reduced to 2.5% of the consolidated income of the Company. Before deducting the compensation for technical assistance and before the comprehensive financial result, IT, depreciation and amortization, determined in accordance with financial reporting standards applicable in Mexico, the minimum fixed amount is of USD2.0 million (approximately Ps.36.0 million).

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

At December 31, 2023, 2024 and 2025, the expenses for technical assistance amounted to Ps.715,462, Ps.400,838 and Ps.400,912, respectively which are recorded in the consolidated comprehensive income statement within the aeronautical and non-aeronautical service cost line. ITA also has the right to refund the expenses incurred during the provision of the services specified in the agreement. The ITA BB series shares were put in a trust in order to ensure compliance with the technical assistance agreement, among other things.

Note 17 - Commitments and contingencies:

Commitments

a.	The Company began leasing office space on May 21, 2015, under a lease agreement. This agreement includes an available extension of 60 months. The monthly rent due is USD29.2 (Ps.526 approximately). As of December 11, 2025, the Company, through its subsidiary ASUR Commercial, maintains lease agreements at LAX, ORD, JFKT1 and JFKT8 airports. See Notes 1.1 and 19.8.2.

The total minimum future payments derived from the non-cancellable lease agreement that shall be covered in the future are as follows:

		ASUR
	Mexico	Commercial
Up to one year	$4,357	$1,405,648
Between one and two years	15,975	865,612
Total	$20,332	$2,271,260

At December 31, 2024 and 2025, the amortization for the right-of-use included within the aeronautical and non-aeronautical service cost in the statement of income, were approximately Ps.6,206 and Ps.6,717, respectively.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

b.	On June 22, 2018, the Company received SCT approval for the MDPs for the five-year period from 2019 to 2023 in which the Company committed to carry out improvements.

On December 11, 2023, the Company received approval from the SCT of the MDP for the five-year period between 2024 and 2028 in which the Company committed to make improvements.

As of December 31, 2025, the investment commitments of this MDP are as follows:

Period	Amount
2026	Ps.	7,237,500
2027		5,163,300
2028		6,695,100
	Ps.	19,095,900	(1)

(1)Figures adjusted as of December 31, 2025 based on the Construction Price Index (IPCO) in accordance with the terms of the MDP.

c.	As part of the Concession Agreement, Aerostar has committed to fund and complete certain capital and repair projects with respect to the LMM Airport Facilities. Aerostar has no time restrictions to complete these projects, except that they must be made at any time during the period of validity of the Concession Agreement. As these projects are carried out, repairs will be recorded as expenses incurred or capitalized and depreciated according to their nature; consistent with the Company’s accounting policies. Capital projects will be capitalized as part of an intangible concession improvement asset and will be amortized over their useful lives or the remaining life of the Concession Agreement, whichever is less. Some commitments were excluded from the liability for initial obligations assumed due to factors of uncertainty, the variability of future costs and the extended period of time in which commitments can be fulfilled. As of December 31, 2023, 2024 and 2025, Aerostar fulfilled the agreed commitments.
d.	In accordance with the current concession agreements at JFK, the Company is required to (or will require its tenants to) invest at least USD 104.0 million in JFK T8 as capital investment for the construction and installation of improvements during the first three years of the term, which began on July 1, 2023. Additionally, the Company must invest at least USD 18.5 million in concession area improvements at JFK T8, USD 10.0 million in concession area improvements at JFK T1, and USD 2.5 million in other improvements at JFK T8.

In accordance with the current concession agreements at Los Angeles International Airport (LAX), the Company is required to (or will require its tenants to) invest at least USD 11.1 million in capital investments for the construction and installation of improvements, which must be completed by January 31, 2028.

Contingencies

As of December 31, 2024 and 2025, the Company has confirmed that the results of its lawsuits cannot be accurately predicted as their due processes are currently ongoing and there are not enough elements to determine whether they could largely affect the Company’s financial position in the case of an adverse ruling.

e.	The Company’s transactions are subject to Mexican Federal and State Laws as well as the Puerto Rico and Colombian Law due to its subsidiaries out of Mexico.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

f.	At the time that the Company was carrying out the competitive bidding process (1998) for the sale of shares of the Airport Groups, the SCT established and communicated that concessionaires could amortize for tax purposes the value of the concession up to 15% a year. In February 2012, the SCT estimated an amount due payable by Cancun in the amount of Ps.865 million against the ruling in question, because it considered that the determination of the 15% amortization was not valid in 2006 and 2007. The Company disagreed with the decision and filed an appeal to overturn this determination. However, in order to adhere to the amnesty program set forth in Transitory Article Three of the new Income Law for 2013, the Company partially desisted from the appeal as it relates to the income tax obligation, but not in regard to the determination of the additional distribution related to employees’ statutory profit sharing, which the Company continues to appeal. During September 2023, through a new resolution of the Deconcentrated Tax Audit Administration of Quintana Roo, determined that the amount of profit distribution is Ps.99.8 million. The Company considered this improper and initiated a nullity proceeding to clarify this decision. On October 16, 2025, the Company complied with a final requirement issued by the Regional Chamber of the Federal Court of Administrative Justice. Should the appeal be lost, payment of Ps.99.8 million could be demanded. As of December 31, 2025, the risk of the judge ruling against Cancún is remote.
g.	There are currently a number of labor suits in progress against the Company, mainly in relation to involuntary termination. Any sentences that might be handed down not favoring the interests of the Company do not represent significant amounts. The Company is in legal proceedings at the date of this report and a resolution has not been issued yet.
h.	On August 21, 2019, the Board of Commissioners of the COFECE (Federal Economic Competition Commission) notified Aeropuerto de Cancún, S. A. de C. V. of the resolution issued on July 25, 2019, which provides for the following: (i) administrative liability for having exercised the monopolistic practices described in article 56, section V of the Mexican Federal Economic Competition Law (“LFCE”) (refusal of access); (ii) the Company shall be imposed a fine of Ps.73 million. On the understanding that there is sufficient grounds for defense, the Company has contested the administrative sanction imposed by the COFECE by filing amparo proceedings. The Company considers that the amparo proceedings will not be resolved in a term lower than two years from the date of filing, and, therefore, it is under no obligation to pay the fine before the end of such proceedings. In November 2023, a specialized Federal judge granted Aeropuerto de Cancún constitutional protection against the COFECE decision and ordered the Plenary Session to review and justify whether the Company had indeed engaged in the monopolistic practice of “refusal to deal.” On November 21, 2025, the Court upheld the appealed ruling and granted the Cancún Airport an injunction, ordering the full National Antitrust Commission (CNA), which replaced COFECE, to issue a new resolution. As of December 31, 2025, the CNA was in the process of issuing this new resolution. The risk, should the lawsuit be unfavorable to the Company, amounts to Ps.73 million pesos. This amount is not recorded because the risk of requiring cash outflows to settle the obligation is remote.

Note 18 - Basis for preparation:

The Company’s consolidated financial statements as of December 31, 2024 and 2025 and for the years ended 2023, 2024 and 2025 have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standard Board (IASB) and its interpretations issued by the IFRS Interpretations Committee (IFRS IC).

18.1) Basis of measurement

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

18.2) Use of estimates and judgments

The preparation of consolidated financial statements requires Management of the Company to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, revenues and expenses. The areas involving a higher degree of judgment or complexity, or the areas where assumptions and estimates are significant to the consolidated financial statements, are described in Note 21.

Critical estimates and assumptions are reviewed regularly. Adjustments to the accounting estimates are recognized in the period in which the estimate is reviewed and in any future period affected.

Note 19 - Summary of the material accounting policies:

19.1) New standards and amendments

Amendments to IAS 21 – Non Convertibility

In August 2023, The IASB amended IAS 21 to help entities determine whether one currency is interchangeable with another and what spot exchange rate to use when it is not. The Company was not impacted by the adoption of these amendments and does not expect them to have an impact its financial statements in future periods.

Certain amendments to accounting standards have been issued, which are not effective for reporting periods through December 31, 2025, and have not been early adopted by the Company. These amendments are not expected to have a material impact on the Company’s current or future reporting periods and foreseeable future transactions.

The following presents the Group’s assessment of the impact of these new standards and amendments:

a) Amendments to the classification and measurement of financial instruments – amendments to IFRS 9 and IFRS 7 (effective for periods beginning on January 1, 2026).

On May 30, 2024, the IASB issued specific amendments to IFRS 9 and IFRS 7 to address recent practical questions and to include new requirements not only for financial institutions but also for corporate entities. These amendments:

●	Clarify the recognition and derecognition date of certain financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system.
●	Clarify and provide further guidance on assessing whether a financial asset meets the “solely payments of principal and interest” (SPPI) criterion.
●	Add new disclosures for certain instruments with contractual terms that may change cash flows (such as financial instruments with features linked to the achievement of environmental, social, and governance objectives).
●	Update disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI).

b) Amendments to IFRS 9 and IFRS 7 for nature-dependent electricity contracts (effective for annual periods beginning on January 1, 2026).

On December 18, 2024, the IASB issued specific amendments to IFRS 9 and IFRS 7 for nature-dependent electricity contracts, clarifying the own-use exception in this type of contracts, defining criteria for own consumption consideration, allowing hedge accounting to be applied to variable volumes if the applicable criteria are met, and requiring greater transparency in the information to be disclosed.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

c) IFRS 19 Subsidiaries without Public Accountability: Disclosures (effective for annual periods beginning on January 1, 2027).

Issued in May 2024, IFRS 19 allows certain eligible subsidiaries of parent entities reporting under IFRS Accounting Standards to apply reduced disclosure requirements.

d) IFRS 18 Presentation and Disclosure in Financial Statements (effective for annual periods beginning on January 1, 2027).

IFRS 18 will replace IAS 1 Presentation of Financial Statements, introducing new requirements that will help achieve comparability of financial performance among similar entities and provide more relevant information and transparency to users. While IFRS 18 will not affect the recognition or measurement of items in the financial statements, its impacts on presentation and disclosure are expected to be widespread, particularly those related to the statement of profit or loss and the inclusion of management-defined performance measures within the financial statements

Management is currently evaluating the detailed implications of applying the new standard to the Company’s consolidated financial statements. Based on the preliminary high-level assessment performed, the following potential impacts have been identified:

Although the adoption of IFRS 18 will not affect the Company’s net income, it is expected that the grouping of income and expense items in the statement of profit or loss into the new categories will affect the way operating profit is calculated and reported. From the high-level impact assessment carried out by the Company, the following elements could potentially affect operating profit:

The line items presented in the primary financial statements could change as a result of applying the concept of a “useful structured summary” and the enhanced principles on aggregation and disaggregation. In addition, since goodwill will be required to be presented separately in the statement of financial position, the Group will disaggregate goodwill and other intangible assets and present them separately in the statement of financial position.

The Company does not expect a significant change in the information currently disclosed in the notes, since the requirement to disclose material information remains unchanged; however, the way information is grouped could change as a result of the aggregation/disaggregation principles. In addition, new significant disclosures will be required for:

●	(i) Management-defined performance measures.
●	(ii) A breakdown of the nature of expenses for line items presented by function in the operating category of the statement of profit or loss; this breakdown is only required for certain types of expenses.
●	(iii) For the first annual period of application of IFRS 18, a reconciliation of each line item in the statement of profit or loss between the restated amounts presented under IFRS 18 and the amounts previously presented under IAS 1.

The Company will apply the new standard as of its mandatory effective date of January 1, 2027. Retrospective application is required, so comparative information for the year ending December 31, 2026 will be restated in accordance with IFRS 18.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

19.2) Consolidation and equity method

The Company’s consolidated subsidiaries, for which it has shares as of December 31, 2024 and 2025, are shown below:

	Shareholding
	percentage (%)	Main activity
Aeropuerto de Cancun, S. A. de C. V.	100%	Airport services
Aeropuerto de Cozumel, S. A. de C. V.	100%	Airport services
Aeropuerto de Merida, S. A. de C. V.	100%	Airport services
Aeropuerto de Huatulco, S. A. de C. V.	100%	Airport services
Aeropuerto de Oaxaca, S. A. de C. V.	100%	Airport services
Aeropuerto de Veracruz, S. A. de C. V.	100%	Airport services
Aeropuerto de Villahermosa, S. A. de C. V.	100%	Airport services
Aeropuerto de Tapachula, S. A. de C. V.	100%	Airport services
Aeropuerto de Minatitlan, S. A. de C. V.	100%	Airport services
Cancun Airport Services, S. A. de C. V. (*)	100%	Airport services
Aerostar Airport Holdings, LLC	60%	Airport services
Sociedad Operadora de Aeropuertos Centro Norte, S.A.	100%	Airport services
ASUR Dominicana, LLC. (*)	100%	Commercial
RH Asur, S. A. de C. V.	100%	Administrative services
Servicios Aeroportuarios del Sureste, S. A. de C. V.	100%	Administrative services
Asur FBO, S. A. de C. V. (*)	100%	Administrative services
Caribbean Logistics, S. A. de C. V. (*)	100%	Cargo services
Cargo RF, S. A. de C. V. (*)	100%	Cargo services
ASUR US Commercial Airports, LLC (*)(**)	100%	Commercial
(*)	These subsidiaries sub-consolidate at Cancun Airport.
(**)

This subsidiary acquired on December 11, 2025, ASUR Airports, LLC (URW Airports), with a 100% ownership interest, and ASUR Airports, which in turn holds an 81.38% equity interest in its subsidiary AUSR Airports JFKT8 Innovation Partners, LLC.

Relevant information on ASUR Airports and its non-controlling interest

ASUR Airports records and reports its financial information under IFRS in U.S. dollars for purposes of consolidating its financial information with that of the Company, and performs a conversion into Mexican pesos. The exchange rate used at the close of fiscal year 2025 was 18.00 Mexican pesos per U.S. dollar.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

As of December 31, 2025, the condensed financial information of ASUR Airports, in which there is a non-controlling interest, is presented below:

December 31,
2025
Condensed statement of financial position
Cash and cash equivalents	$424,680
Other current assets	408,048
Total current assets	832,728
Financial liabilities:
Other current liabilities	(1,747,213)
Working capital	(914,485)
Invesment property - Net	12,758,949
Other long term assets	12,962
Lease liabilities	(6,720,103)
Other long term liabilities	(102,413)
Shareholders’ equity	$5,034,910

Year ended
December 31,
2025
Condensed statements of comprehensive income
Non-aeronautical revenue	$133,143
Operating cost and expenses	(46,968)
Comprehensive financial cost – Net	(67,662)
Net income for the year	18,513
Foreign currency translation	(11,893)
Total comprehensive income	$6,619
Net income for the year attributable to:
Controlling interest	$19,421
Non-controlling interest	(908)
$18,513

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

Relevant information on Aerostar and significant non-controlling interest

Aerostar reports its financial information under IFRS for purposes of consolidating its financial information with that of the Company. The exchange rates used at the close of fiscal years 2025 and 2024 were 18.00 and 20.79 Mexican pesos per U.S. dollar, respectively.

The condensed financial information of Aerostar, where a significant non-controlling interest is held, at December 31, 2023, 2024 and 2025, is disclosed as shown as follows:

	December, 31
	2023		2024		2025
Condensed statement of financial position
Cash and cash equivalents	Ps.	1,518,454	Ps.	850,723	Ps.	323,859
Restricted cash		1,520,581		2,043,625		2,041,027
Other current assets		165,822		369,479		395,851
Total current assets		3,204,857		3,263,827		2,760,737
Financial liabilities:
Current liabilities		(1,033,248)		(1,246,162)		(1,211,118)
Working capital		2,171,609		2,017,665		1,549,619
Land, furniture and equipment		123,796		199,544		230,356
Intangible assets, airport concessions - Net		11,203,531		13,921,262		12,290,973
Other long term assets		83,208		101,450		71,379
Long term debt		(8,404,199)		(10,064,073)		(8,464,370)
Other long term liabilities		(14,295)		(16,503)		(13,375)
Deferred income tax - Net		(523,262)		(574,176)		(568,899)
Shareholders’ equity	Ps.	4,640,388	Ps.	5,585,169	Ps.	5,095,683

	Year ended December, 31
	2023		2024		2025
Condensed statements of comprehensive income
Revenue	Ps.	4,174,329	Ps.	4,815,975	Ps.	5,425,370
Operating cost and expenses		(2,390,264)		(3,097,961)		(3,640,506)
Comprehensive financial cost - Net		(412,145)		(421,812)		(467,619)
Net income tax		(52,486)		71,911		(77,827)
Net income for the year		1,319,434		1,368,113		1,239,418
Foreign currency translation		(818,522)		907,659		(875,980)
Total comprehensive income	Ps.	500,912	Ps.	2,275,772	Ps.	363,438

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

On October 7, 2024, Aerostar’s Board of Directors approved a reimbursement of capital contributions for USD20,000 (Ps.255,167), and payment of a dividend of USD60,000 (Ps.1,075,823), corresponding to profits for the year 2024, of which 60% corresponds to the Company and 40% to the Avialliance partner, applying a USD1,799 IT withholding to the Company. The Company did not change its proportional shareholding in Aerostar, maintaining control with 60% of the capital stock, therefore a disposal was not considered and the cumulative effects of conversion were not reclassified from comprehensive income.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

On October 10, 2025, Aerostar’s Board of Directors approved a reimbursement of contributed capital for USD20,768 (Ps. 264,967), and a decree and payment of a dividend for USD USD29,232 (Ps.588,029), corresponding to profits for the year 2025, of which 60% corresponds to the Company and 40% to the Avialliance partner, applying an IT withholding to the Company for USD1,370 ((Ps.24,660). The Company did not change its proportional shareholding in Aerostar, maintaining control with 60% of the capital stock, therefore a disposal was not considered and the cumulative effects of conversion were not reclassified from comprehensive income.

As regards the non-controlling interest in Aerostar’s subsidiary, there are no significant restrictions on the possibility of gaining access to files or using them for the payment of liabilities.

Airplan Information

Airplan records and reports its financial information in IFRS as adopted in Colombia and their corresponding IFRIC issued by the IASB and in Colombian pesos. For purposes of consolidating Airplan in the Company, a conversion to Mexican pesos is performed. The exchange rate used at 2024 and 2025 year end was Ps.211.33 and Ps. 209.37 Colombian Peso per Mexican Peso, respectively.

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

December 31, 2023, 2024 and 2025

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

On May 18, 2023, our subsidiary ASUR Dominicana LLC (ASUR Dominicana), a limited liability company incorporated under the laws of the State of Delaware, United States of America, and is also a subsidiary of Cancun Airport, entered into an investment agreement with Aeropuerto Bávaro International AIB, S.A.S. (AIB), CVC One, Inc., Grupo Abrisa, S.R.L., Muñoz Investment Banking Group Fund, LLC., Abraham Jorge Hazoury Toral and Alberto Alejandro Durán Santana, with the purpose of developing and constructing an international airport in Bávaro, Dominican Republic, agreeing to maintain a 25% stake in the company Aeropuerto Internacional de Bávaro AIB, S.A.S. The contract stipulates an estimated total investment of USD66 million once construction is completed. The initial investment was USD17.8 million. As of December 31, 2025, the construction license for the Bávaro International Airport, S.A.S. has not yet been authorized.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

The Company acquired contractual obligations through an investment agreement entered into on May 18, 2023, whose main objective is the development and construction of the Bávaro International Airport in the Dominican Republic. Said agreement mentions that the Company is obliged to acquire up to 25% stake (USD66 million) in the Bávaro International Airport Company AIB, S.A.S. As of December 31, 2025, the amount pending to be invested amounts to USD48.1 million, the agreement conditions that this pending obligation must be carried out once approval is obtained with the government where the Airport will be built, said approval does not It is under the control of the Company but of the Dominican Institute of Civil Aviation (IDAC), this future share purchase obligation qualifies as a derivative at fair value through profit or loss, which was not material for its recognition as of December 31, 2024 and 2025. ASUR Dominicana received from AIB a mortgage guarantee on part of the properties corresponding to the Bávaro International Airport AIB, for a total value of USD25 million as a guarantee for the initial payment of ASUR Dominicana’s capital contribution. Additionally, in the event that the construction of the Bávaro International Airport AIB is not carried out, within a period of three years from the initial payment of the capital contribution of the Company, or the Bávaro International Airport AIB, is revoked by the authorities in a definitive and unappealable manner, the current shareholders will purchase the shares of ASUR Dominicana for the total amount that has been paid for them. This right to recover the investment qualified as a financial asset measured at fair value, in addition to the recognition of the equity method within the investment in associates category. As of December 31, 2025, the fair value of the financial asset is recognized within the equity method of 25% of the investment. As of December 31, 2025, there is still no government approval for the construction of the Airport and the fair value of the financial asset is similar to the cost of the investment.

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

December 31, 2023, 2024 and 2025

19.3) Conversion of foreign currencies

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

19.3.1) Consolidation of subsidiaries and associates with a functional currency different from the reporting currency

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

19.3.2) Transactions in foreign currency and results from exchange fluctuations

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

19.4) Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits and other highly liquid investments with low risk of changes in value with immediate realization and original maturities of three months or less. As of December 31, 2024 and 2025, cash and cash equivalents consisted primarily of peso and dollar denominated bank deposits and peso denominated investment bonds issued by the Mexican Federal Government.

19.5) Fiduciary rights

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

December 31, 2023, 2024 and 2025

19.6) Restricted cash

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

Aerostar maintains cash restricted by requirement of the debt contracts in the amount of Ps.1,464,532 and Ps.1,293,363 and PFC in the amount of Ps.579,093 and Ps.747,664 as of December 31, 2024 and 2025, respectively. Mexico has no restricted cash balance as of December 31, 2024 and 2025.

In December 2025, the Subsidiary ASUR US Commercial, LLC in the United States established a trust in the amount of USD 3,000 to guarantee the acquisition transaction of the subsidiary ASUR Airports LLC. Its balance as of December 31, 2025 amounts to Ps. 54,004.

Restricted cash is presented in the statement of cash flows within financing activities in relation to the reserves to which it is obligated in accordance with the bond placement agreements and in investment activities, which are related to the investment in airport infrastructure. (See Note 5.1.)

19.7) Financial assets

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

19.8) Leasing

19.8.1) As lessor

ASUR Commercial LLC, a subsidiary, enters into agreements with third-party commercial operators (sublessees), through which it grants them the right to use spaces previously leased from the airport authority.

Under this structure:

●	The airport authority is the head lessor.
●	ASUR Commercial is the lessee under the head lease and simultaneously an intermediate lessor under the sublease.
●	The commercial operators are the sublessees.

In accordance with IFRS 16, the sublease from ASUR Commercial to the operators is classified as an operating lease based on the right-of-use arising from the head lease (and not based on the original underlying asset). Revenue from operating leases is recognized in the consolidated statement of comprehensive income within non-aeronautical services revenue on a straight-line basis over the lease term.

The classification of the sublease is determined by assessing whether it transfers substantially all the risks and rewards associated with the right-of-use component.

The leasing of space carried out by the Company in its capacity as lessor in the terminals is documented through contracts, either with fixed monthly rents or fees based on the greater of a minimum monthly fee or a percentage of the lessees’ monthly revenues.

19.8.2) As lessee

The Company evaluates at the inception of each contract whether the contract is, or contains, a lease in accordance with IFRS 16. A contract is, or contains, a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration; such contracts qualify as a lease under IFRS 16.

As a lessee, the Company recognizes at the lease commencement date a right-of-use asset and a lease liability, except for short-term leases (term of less than 12 months) and leases of low-value assets, whose payments are recognized as an expense on a straight-line basis over the lease term.

Initial measurement.

The lease liability is initially measured at the present value of lease payments that have not been paid at the commencement date, discounted using the interest rate implicit in the lease, if that rate can be readily determined; otherwise, the Company’s incremental borrowing rate is used.

Lease payments included in the measurement of the liability comprise:

●	Fixed payments (including in-substance fixed payments);
●	variable payments that depend on an index or rate, measured using the index or rate in effect at the commencement date;
●	amounts expected to be payable under residual value guarantees;

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

●	the exercise price of a purchase option when it is reasonably certain that the option will be exercised; and
●	payments of penalties for terminating the lease, if the lease term reflects the exercise of that option.

The right-of-use asset included in the measurement comprises:

●	the initial amount of the lease liability;
●	lease payments made at or before the commencement date, less any incentives received;
●	initial direct costs; and
●	estimates of costs to dismantle or restore the asset, when applicable.

Determination of the incremental borrowing rate

The incremental borrowing rate corresponds to the interest rate that the Company would have to pay to obtain financing for a similar term and with similar collateral to obtain an asset of comparable value to the right-of-use asset in a similar economic environment.

To determine this rate, the Company considers its credit risk profile, the lease term, the currency of the contract, and the economic environment in which it operates.

Subsequent measurement

Subsequently, the lease liability is increased by the accrual of interest and reduced by payments made. The liability is remeasured when:

●	there is a change in future payments resulting from changes in an index or rate;
●	the lease term is modified;
●	the assessment of the exercise of purchase, renewal, or termination options changes; or
●	the lease contract is modified.

The right-of-use asset is depreciated on a straight-line basis over the lease term or the useful life of the underlying asset, whichever is shorter, unless the Company is reasonably certain to exercise a purchase option, in which case it is depreciated over the useful life of the asset.

ASUR Commercial’s subsidiaries have recognized a right-of-use asset related to the LAX and JFK T8 contracts in accordance with IFRS 16 due to the characteristics of these contracts, given that they include fixed conditions within them. The minimum rent for lease payments is determined as shown below.

LAX:

The greater of: (i) the result of multiplying the square feet of the leased spaces by a base rate of either USD 0.210 or USD 0.240 (as defined in the contract based on each terminal), which must be updated annually based on inflation indices; or (ii) 85% of the “percentage rent,” which is determined based on a percentage of total revenues from the previous year (as defined in the contract based on each terminal) minus fixed expenses (tenant improvement allowances provided by the airport authority and the management fee) as defined by contract.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

JFK T8:

The greater of: (i) a minimum rent of USD 30,000, which must be updated annually based on inflation indices; or (ii) 85% of the revenues from the previous year.

ORD and JFK T1:

Based on IFRS 16, the Company did not recognize a right-of-use asset for these contracts because the negotiated lease terms contemplate: (a) a minimum rent based on a minimum passenger traffic threshold and (b) a variable component calculated as a variable percentage based on revenues from the previous year. As of December 31, 2025, the Company has not made minimum payments because it has not reached the passenger thresholds specified in the contracts; therefore, it has only made variable payments. Consequently, the total rent is considered variable.

As of December 31, 2025, the Company identified the following favorable and unfavorable conditions in the lease agreements, such as retroactive rent adjustments, penalties, early termination rights and maintenance obligations; these conditions have been implicitly considered in the contractual flows used for the initial measurement of the right-of-use asset.

19.9) Land, furniture and equipment

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

Land is recorded at cost and it is not depreciated. Depreciation of other items of plant and equipment is calculated on the straight-line method based on the residual values over their estimated useful lives. The useful lives at the acquisition date of the furniture and equipment are as shown as below:

	December 31,
	2024	2025

Furniture equipment	10 to 20%	10 to 20%
Machinery	10 to 20%	10 to 20%
Computer equipment	20 to 33%	20 to 33%
Transportation equipment	20 to 25%	20 to 25%
Improvements to leased premises	10%	10%

The residual values, useful life and depreciation method are reviewed and adjusted, if necessary, on an annual basis.

19.10) Investment Properties

Right-of-use assets derived from leased properties that meet the definition of investment property are measured at fair value. For properties measured at fair value, the market value adopted by the Company is determined based on appraisals performed by qualified independent external experts, who value the Company’s terminals as of June 30 and December 31 of each year.

The data and assumptions used to determine the fair value of investment properties in accordance with IAS 40 are not similar to those used to determine lease liabilities under IFRS 16 for the same contracts, resulting in a fair value of investment properties lower than the lease liabilities.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

The Company used the Discounted Cash Flow (DCF) method under the income capitalization approach to determine the fair value of each lease right, specifically the future revenues for Los Angeles (LAX), Chicago (ORD), and New York (JFK T1 and JFK T8), based on the following assumptions: Operating and capital expenditures were projected using historical operating figures and forecasts. Projected cash flows for each operating lease were discounted using an appropriate discount rate. The cash flow of each lease extends from the Valuation Date through the expiration date of the operating contract.

Gains or losses arising from changes in the fair value of investment properties are recognized directly in the results of the period in which they are generated.

19.11) Intangible assets

19.11.1) Concessions

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

Amortization is computed using the straight-line method over the estimated useful life of the concessions, (original term of 50 years as of November 1, 1998); 24 years as of December 31, 2025.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

Aerostar:

The airport concession right, which includes certain capital expenditures in improvement projects, the intangible asset is recognized at cost less accumulated amortization and impairment losses.

Amortization is calculated using the straight-line method during the term of the agreement (40 years); 28 years as of December 31, 2025.

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

The useful life for amortization was determined as the duration of the concession and amortization is calculated on a linear basis based on the years in which the recovery of the expected income from the financial model that the Company has is expected. The minimum term of the concession is the year 2015; however, in accordance with the complementary works carried out and the measurement of the expected income against the income generated, the concession will have a minimum useful life until the year 2032,however, based on notifications from the regulator and the updated financial information as of the close of fiscal year 2025, it is estimated that the regulated revenues generated by Airplan will equal the regulated revenues expected in fiscal year 2027. In accordance with the provisions of clause seven and sections 10.2 and 10.8 of the concession agreements, from that date Airplan will only retain the right to receive non-regulated revenues during the remaining period of the contract, whose minimum expiration is scheduled for 2032. Considering these operating conditions, it was necessary to adjust the amortization method applied up to December 31, 2024, in order to adequately reflect the new pattern of consumption of the future economic benefits of the concession, in accordance with the provisions of IAS 38, IFRIC 12, and IAS 36.

The Company has determined that the concession intangible asset be segregated into two components for amortization purposes:

Regulated component: Corresponds to the right to receive regulated revenues until 2027. Since the benefits associated with this component will be fully extinguished by that date, its amortization will be recognized on an accelerated basis through 2027, reflecting the consumption of the future economic benefits derived from those rights.

Non-regulated component: Represents the right to receive non-regulated revenues derived from commercial activities and complementary services. This component will continue to be amortized on a straight-line basis until 2032, the date on which the concession agreement concludes and the generation of future economic benefits ceases.

19.11.2) Licenses, commercial direct operation (ODC, by its acrony in Spanish) and commercial rights

These items are recognized at their cost less the accrued amortization and any recognized impairment losses. They are amortized on a straight line basis using their estimated useful life, determined based on the expected future economic benefits, and are subject to testing when indication of impairment is identified. The useful lives are linked to the useful life of the concessions (See Note 19.11.1).

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

The estimated remaining useful lives at December 31, 2025 are as follows:

Licenses Mexico	23	years
ODC Mexico	23	years
Commercial Rights of Aerostar	27	years
Commercial Rights of Airplan	1	years

19.11.3) Goodwill

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

19.11.4) Intangible assets acquired as part of a business combination

When an intangible asset is acquired as part of a business combination, it is recognized at fair value at acquisition date. Subsequently, intangible assets acquired in a business combination, such as commercial rights, are recognized at cost less the accumulated amortization and the accrued amount of impairment losses, see useful lives of these rights in Note 19.11.2.

19.12) Impairment of assets

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

19.13) Accounts payable

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

19.14) Bank loans and long-term debt

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

December 31, 2023, 2024 and 2025

19.14.1) Debt renegotiation

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

19.14.2) Costs for loans

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

19.15) Derecognition of financial liabilities

The Company derecognizes its financial liabilities if, and only if, the obligations of the Company are met, are cancelled or if they expire.

19.16) Provisions

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

19.17) Deferred IT, and tax on dividends

The expense for IT includes both the current tax and deferred taxes. Tax is recognized in the statement of income, except when it relates to items recognized directly in OCI or in stockholders’ equity in which case, the tax is also recognized in OCI items or directly in stockholders’ equity, respectively.

Deferred IT were recorded based on the comprehensive method of liabilities, which consists of recognizing deferred taxes on all temporary differences between the book and tax values of assets and liabilities to be materialized in the future at the enacted or substantially enacted tax rates in effect at the consolidated financial statement date. (See Note 15 a.)

Deferred tax assets are only recognized to the extent that it is probable future tax profits are expected to be incurred against which temporary differences can be offset.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

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

To determine the IT the applicable rate in Mexico for 2023, 2024 and 2025 was 30%, the applicable rate for Airplan, according to Colombian legislation for 2023, 2024 and 2025 was 35%, and the applicable rate for Aerostar, in accordance with Puerto Rico law, for 2023, 2024 and 2025 was 10% and the applicable rate for ASUR Airports, in accordance with United States legislation for 2025 was 21%.

Deferred tax assets and liabilities from the temporary differences arising from the investments in subsidiaries and joint businesses are recognized, except when the Company controls the reversal period for such temporary differences and it is likely that the temporary differences will not be reverted in a near future.

Aerostar and Airplan hold undistributed retained earnings which, if pay as dividends, would require the beneficiaries to pay tax (See Note 15). As of January 1, 2024, The Company recognized the liability for deferred taxes as there is a taxable temporary difference for the retained earnings by Aerostar and Airplan. As of December 31, 2025, the balance of the deferred income tax recognized at the Cancun Airport on the undistributed retained earnings from Aerostar, Airplan and ASUR US Commercial, amounts to Ps.485,935.

19.18) Stockholders’ equity

Capital stock, capital reserves and retained earnings are expressed at their historical cost. The capital reserves consist of the legal reserve, the reserve to repurchase own shares.

19.19) Basic and diluted earnings per share

Basic earnings per share were computed by dividing the net income for the year attributable to controlling interest (Ps. 10,203,713 in 2023, Ps.13,551,429 in 2024 and Ps.10,488,903 in 2025) by the weighted average number of shares outstanding in 2023, 2024 and 2025. The number of shares outstanding for the periods from January 1 to December 31, 2023, 2024 and 2025 were 300 million. The basic ordinary earnings share for the year ended as of December 31, 2023, 2024 and 2025 was Ps.34.01, Ps.45.17 and Ps.34.96, respectively, are expressed in pesos, the diluted earnings per share is equal to the basic earnings per share.

19.20) Financial reporting by segments

The segment financial information is presented in a manner that is consistent with the internal reporting provided to the General Directors in charge of making operational decisions, allocating resources and assessing the performance of the operating segments.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

The Company determines and evaluates the performance of its airports (operating profit) on an individual basis, after allocating personnel costs and other costs of “Services”, which are incurred by a Company’s subsidiary which hires some of the Company’s employees. The performance of these (Services) is determined and assessed separately by management. All the airports provide substantially the same services to their clients. All airports provide substantially the same services to their customers. Note 2 includes the financial information related to the Company’s different segments, which includes Cancun and subsidiaries (Cancun), showing separately due to its importance Aerostar Airport Holdings (Aerostar) and Sociedad Operadora de Aeropuertos (Airplan) and ASUR US Commercial (ASUR US), the Aeropuerto de Villahermosa (Villahermosa), the Aeropuerto de Mérida (Mérida), and Services. The financial information of Servicios Aeroportuarios del Sureste, S. A. de C. V., RH Asur, S. A. de C. V. and of the holding company (including the investment of the Company in its subsidiaries) has been grouped and is included in the “Services” column. The remaining six airports has been grouped in the column “Others”. The elimination of the investment of the Company in its subsidiaries is included in the “Consolidation Adjustments” column.

Resources are assigned to the segments based on the significance of each one to the Company’s operations. Transactions among operating segments are recorded at their fair value.

19.21) Revenue recognition

The accounting policies for the Company’s revenue from contracts with customers are explained in Note 3.

Note 20 - Financial risk management:

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

The main risks to which the Company is exposed are:

20.1)Market risk

20.1.1) Interest rate risk

The Company has bank loans to partially finance its operations. These transactions expose the Company to interest rate risk, with the main exposure being to variable interest rates resulting from changes in the market reference rates used. Santander Bank charges interest based on the one-day TIIEF rate plus 1.50 points, maturing in 2027. BBVA Bancomer charges interest based on the 28-day TIIE rate plus an applicable margin of 1.35 points, maturing in 2029, and interest based on the 28-day TIIEF rate plus an applicable margin of 1.25 points, maturing in May 2027. JPMorgan charges interest based on the 28-day TIIE rate plus an applicable margin of 0.75 points, maturing in May 2027. Despite the uncertainty caused by interest rate risk in the event of an increase in interest rates, the Company holds cash equivalent to 17.8 times the amounts of short-term debt and loans.

20.1.2) Exchange rate risk

The Company is exposed to minor risk for changes in the value of the Mexican Peso against the U. S. Dollar. Historically, a significant portion of income generated by the Company (mainly derived from the fees charged to international passengers) are denominated in U. S. Dollars, and despite that, income is invoiced in Pesos at the average exchange rate of the previous month and likewise the cash flows are collected in Pesos. As of December 31, 2024, the Company had an investment amounting to Ps. 1,537,688, which was sold on April 2 and May 15, 2025 (see Note 6.3).

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

At December 31, 2024 and 2025, the Company is exposed to exchange rate risk for monetary position as follows:

	December 31,
	2024		2025

	(Thousands of dollars)
Asset	Ps.	627,768	Ps.	413,507
Liability		(7,450)		(7,496)
Monetary active position	Ps.	620,318	Ps.	406,011

At December 31, 2024 and 2025, the exchange rate was Ps.20.79 and Ps.18.00, respectively. Had the currency weakened by 5% in 2024 and 10% in 2025) with respect to the U.S. Dollar, the Company would have had a gain on monetary position at the close in the amount of Ps.644.7 million in 2024 and monetary gain of Ps.365.4 million in 2025. As of April 15, 2026, the exchange rate was Ps.17.26

20.1.3) Price risk

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

Concentrations:

At December 31, 2024 and 2025, approximately 61.3% and 56.5%, of revenue, not including income from construction services, resulted from operations at the Cancun International Airport.

20.2) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its funding requirements. The Company’s Management has established policies, procedures and limits of authority that govern the Treasury function. Treasury is responsible for ensuring liquidity and managing the working capital to ensure payments to suppliers, debt servicing and funding of operating costs and expenses.

The Company is cautious about liquidity risk and maintains sufficient cash and negotiable instruments and the availability of financing through an adequate amount of credit facilities to meet obligations at maturity and settle trading positions. At period end on December 31, 2023, 2024 and 2025 the Company had demand deposits amounting to Ps.13,871,897 and Ps.20,083,457 and Ps.11,116,335 respectively, and as of December 31, 2025, two credit lines available as of December 31, 2024 and 2025 for USD 10,000 (approximately Ps.180,012) and USD 20,000 (approximately Ps.360,024). To manage liquidity risk, as of December 31, 2025, the Company had not drawn on these credit lines. Due to the dynamic and uncertain nature of current conditions, the Company’s treasury maintains financing flexibility by preserving availability under credit lines.

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

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

The following table shows the liquidity position for each country where the Company operates.

	Cash and				Short- term	Long- term
	cash	Total	Short - term	Long - term	Leasing	Leasing
December 31, 2024	equivalents	Debt	Debt	Debt	liabilities	liabilities
Mexico	$15,868,354	$2,423,495	$685,490	$1,738,005	$22,496
Aerostar	850,723	10,507,887	443,814	10,064,073	—
Airplan	3,364,380	428,074	2,226	425,848	—
Total	$20,083,457	$13,359,456	$1,131,530	$12,227,926	$22,496	$—

	Cash and				Long- term	Long- term
	cash	Total	Short - term	Long - term	Leasing	Leasing
December 31, 2025	equivalents	Debt	Debt	Debt	liabilities	liabilities
Mexico	$8,452,666	$18,199,671	$72,513	$18,127,158	$7,120
Aerostar	323,859	8,869,864	405,494	8,464,370	—
Airplan	1,914,646	417,028	147,843	269,185	—
ASUR Airports	425,164				1,387,861	$6,720,103
Total	$11,116,335	$27,486,563	$625,850	$26,860,713	$1,394,981	$6,720,103

The following table presents the analysis of the net financial liabilities of the Company based on the period between the date of the statement of consolidated financial position and the maturity date, including undiscounted contractual cash flows:

	Under		Between 3 months		Between 1		Between 2 and
At December 31, 2024	3 months		and one year		and 2 years		5 years
Bank loans and interest	Ps.	97,469	Ps.	891,336	Ps.	369,518	Ps.	2,418,340
Long term debt		425,793		432,923		871,003		2,605,601
Suppliers		325,701
Accounts payable and accrued expenses		1,305,959
Lease liabilities		22,496

At December 31, 2025
Bank loans and interest	Ps.	371,975	Ps.	1,121,984	Ps.	17,497,589	Ps.	2,037,150
Long term debt		373,370		380,934		767,626		2,281,367
Suppliers		624,413
Accounts payable and accrued expenses		1,502,904
Lease liabilities		351,412		1,054,236		865,612		2,596,836

As of December 31, 2024 and 2025, the amount of undiscounted contractual cash flows associated with maturities greater than 5 years of long-term debt including interest amounts to Ps.11,129,662 and Ps.8,845,977, respectively.

As of December 31, 2025, the amount of undiscounted contractual cash flows associated with lease liabilities maturing in more than 5 years amounts to Ps.6,492,092.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

The following table shows the Company’s short term liquidity as of:

	December 31,
	2024		2025
Current assets	Ps.	25,656,011	Ps.	17,877,787
Current liabilities		5,887,006		5,903,180
Short term position (liquidity)	Ps.	19,769,005	Ps.	11,974,607

20.3) Credit risk - credit quality

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

In the year 2023, the case of Viva Air and Ultra Air airlines, Airplan clients, has been presented, which have reported substantial losses, in addition to this, the income from passenger fees from the main client airlines, and their balance. As of December 31, 2024, and 2025, it amounts to Ps.26,514 and Ps.21,624 respectively, not all of them are guaranteed by guarantee or other type of guarantee. Therefore, in the event of insolvency of any of the airlines, the Company would have no certainty of recovering the total sum of amounts invoiced to the airlines for passenger fees. On July 1, 2025, by court order, the uncollectibility of the Viva Air receivable in the amount of Ps. 13.6 and the Ultra Air receivable in the amount of Ps. 7.8 was declared.

In August 2010, Grupo Mexicana filed for bankruptcy. Grupo Mexicana owes the Company Ps. 128,000 for passenger fees. As a result of Grupo Mexicana’s bankruptcy, the Company has increased, in that moment, its reserve for uncollectable accounts by Ps. 128,000. The Company has determined that it may not be able to collect that amount. See Note 6.2.

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

December 31, 2023, 2024 and 2025

20.4) Capital management

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

During the year, there was no material uncertainty regarding the Company’s ability to continue as a going concern. At December 31, 2024 and 2025, the Company’s Board has a reasonable expectation that the Group has the appropriate resources to continue operating at least for the next twelve months and that the use of the going concern basis of accounting is appropriate.

20.5) Fair value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, in accordance with IFRS 13 Fair Value Measurement.

i.Financial Assets and Liabilities

As of December 31, 2024 and 2025, the Company does not hold any financial instruments measured at fair value that are presented individually in the consolidated statement of financial position. Financial assets and liabilities, including bank loans and long-term notes, are recognized and measured primarily at amortized cost, in accordance with the Group’s accounting policies.

The fair value of these financial instruments at amortized cost is determined using valuation techniques based on observable market information, and therefore they are classified within Tier 2 of the fair value hierarchy in 2024 and 2025.

However, the Group holds an interest in an associate entity in ASUR Dominicana, whose carrying amount is determined using the equity method in accordance with IAS 28. This investment includes a financial asset corresponding to a right of recovery of investment, which qualifies as a financial instrument measured at fair value. The effect of this measurement is incorporated in the carrying amount of the investment accounted for using the equity method and is not presented separately as a financial asset in the consolidated statement of financial position.

ii.Investment Properties

Beginning in 2025, the Group recognizes investment properties in accordance with IAS 40 Investment Property. These properties primarily consist of right-of-use assets held to earn rental income and are subsequently measured at fair value, in accordance with the Group’s accounting policy.

The fair value of investment properties is determined using generally accepted valuation techniques and assumptions that reflect market conditions at the measurement date, such as discount rates, cash flow projections, occupancy levels, and contractual terms. Gains or losses arising from changes in the fair value of investment properties are recognized directly in profit or loss in the period in which they arise.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

iii.Fair Value Hierarchy

The Company classifies fair value measurements using a hierarchy that prioritizes the input data used in valuation techniques, as follows:

Level 1: Quoted (unadjusted) prices in active markets for identical assets or liabilities.

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in inactive markets; and valuations using models where all significant data are observable in active markets.

Level 3: Inputs for the asset or liability that are not based on observable market data (i.e., unobservable data).

The fair value of financial instruments traded in active markets is based on market prices quoted as of the closing date of the consolidated statement of financial position. A market is considered active if quoted prices are clearly and regularly available through a stock exchange, dealer, broker, industry group, pricing services, or regulatory agency, and those prices currently and regularly reflect market transactions under independent conditions. The quoted price used for financial assets held by the Company is the current bid price. For disclosure purposes, the fair value measurement of investment properties is classified within Level 3 of the fair value hierarchy, given that the valuation techniques employed use significant assumptions that are not directly observable in the market.

Note 21 - Critical accounting judgments and key sources of estimation uncertainty:

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

Critical accounting judgments

Significant information on assumptions, critical judgments and uncertainty estimations recognized in the consolidated financial statements are as follows:

21.1 Revenue

21.2 Useful life of the Airplan concession

21.3 Evaluation of impairment of intangible assets, airport concession and goodwill

21.4 Fair Value property investment

21.1 Revenue

As mentioned in Note 20.1.3, the Company regularly monitors and adjusts income so as to avoid exceeding the maximum rate at each of the airports operated by the Company in Mexico, which is the annual maximum income per traffic unit that can be received, and therefore the amount that the Company can record for services rendered whose prices are regulated.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

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

21.2 Useful life of the Airplan concession

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

The Company carried out a sensitivity analysis based on notifications from the regulator and the updated financial information as of the close of fiscal year 2025. It is estimated that the regulated revenues generated by Airplan will equal the regulated revenues expected in fiscal year 2027. In accordance with the provisions of clause seven and sections 10.2 and 10.8 of the concession agreement, from that date Airplan will only retain the right to receive non-regulated revenues during the remaining period of the contract, whose minimum expiration is scheduled for 2032. Considering these operating conditions, the Company was required to adjust the amortization method applied up to December 31, 2024, in order to adequately reflect the new pattern of consumption of the future economic benefits of the concession, in accordance with the provisions of IAS 38, IFRIC 12, and IAS 36.

The Company has determined that the concession intangible asset be segregated into two components for amortization purposes:

Regulated component: Corresponds to the right to receive regulated revenues until 2027. Since the benefits associated with this component will be fully extinguished by that date, its amortization will be recognized on an accelerated basis through 2027, reflecting the consumption of the future economic benefits derived from those rights.

Non-regulated component: Represents the right to receive non-regulated revenues derived from commercial activities and complementary services. This component will continue to be amortized on a straight-line basis until 2032, the date on which the concession agreement concludes and the generation of future economic benefits ceases.

At December 31, 2024 and 2025 the total expected revenues considering the additional works amount to Ps. 13,081,476 and Ps.15,380,997 respectively.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

21.3 Evaluation of impairment of intangible assets, airport concession and goodwill

Intangible assets, airport concessions and goodwill are assessed for impairment whenever events or changes in circumstances indicated that the value of intangible assets could be impaired and at least once a year in the case of goodwill. To determine whether the value of intangible assets and goodwill has been impaired, the cash generating unit relating to the intangible asset and goodwill has to be valued using present value techniques. By applying this valuation technique, the Company is based on a series of factors, including historical results, business plans, forecasts and market data. This is further described in Note 9.1. As can be deducted from this description, changes in the conditions of these judgments and estimates can significantly affect the assessed value of intangible assets and goodwill.

21.4 Fair Value property investment

The fair value of investment properties is determined primarily using the discounted cash flows. These projections are supported by the terms of existing contracts and external information, such as rents from comparable properties in the same areas and under similar conditions. Discount rate reflecting current market conditions are used, and an assessment of the uncertainty associated with the amount and timing of expected cash flows is incorporated.

Sensitivity

For the 2025 fiscal year, if the discount rate applied to the cash flow projections of the investment projections were +1% or - 1%, the fair value would have had a decrease of Ps. 781,638 and an increase of Ps. 646,182, respectively

Note 22 - Consolidated statements of cash flows:

As of December 31, 2023, 2024 and 2025, the analysis of net debt and movements in net debt is presented as follows:

	Long - term debt						Bank Loans
	2023		2024		2025		2023		2024		2025
Short-term debt (Note 13)	Ps.	344,048	Ps.	443,814	Ps.	405,494
Short-term bank loans (Note 12)							Ps.	889,591	Ps.	687,716	Ps.	220,356
Long-term bank loans (Note 12)								2,586,932		2,163,853		18,396,343
Long-term debt (Note 13)		8,404,199		10,064,073		8,464,370
Balances at December 31	Ps.	8,748,247	Ps.	10,507,887	Ps.	8,869,864	Ps.	3,476,523	Ps.	2,851,569	Ps.	18,616,699

Balances at January 1 of the debt-net	Ps.	10,269,176	Ps.	8,748,247	Ps.	10,507,887	Ps.	4,935,585	Ps.	3,476,523	Ps.	2,851,569
Interest expense		552,046		545,977		549,669		573,816		252,892		887,103
Bank loans(Note 12)												21,065,000
Long-term debt (Note 13)
Interest paid		(519,601)		(516,894)		(536,682)		(547,505)		(421,261)		(834,434)
Principal payments		(200,535)		(224,914)		(263,130)		(1,475,000)		(538,712)		(5,175,000)
Deferred Loan Fees related to acquired loans												(187,842)
Foreign currency translation		(1,352,839)		1,955,471		(1,387,880)		(10,373)		82,127		10,303
Balances at December 31	Ps.	8,748,247	Ps.	10,507,887	Ps.	8,869,864	Ps.	3,476,523	Ps.	2,851,569	Ps.	18,616,699

In accordance with IAS 7 Statement of Cash Flows, restricted cash movements are presented within operating, investing or financing activities, depending on the nature of the underlying restriction, and are considered in the reconciliation of cash and cash equivalents at the beginning and end of the period.

Grupo Aeroportuario del Sureste, S. A. B. de C. V. and subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2023, 2024 and 2025

Note 23 - Subsequent event:

On January 26, 2026, the Company’s Shareholders’ Meeting approved the potential acquisition of shares in Companhia de Participações em Concessões (CPC), which holds shares in twenty airports under concession in Brazil, Ecuador, Costa Rica, and Curaçao. The Company plans to finance the transaction primarily through debt. As of the date of this report, the transaction has not yet been completed, and the expected purchase price will be US$936 million.

On March 26, 2026, Airplan entered into Addendum No. 27 (Otrosí 27) to the concession agreement with ANI and the AOH (collectively, the “Grantors”), authorizing the execution of a project (the “Immediate Interventions to Address Unexpected Demand”) at José María Córdova International Airport. The project covers a series of capacity expansion and service-level improvement works, including domestic and international check-in facilities, a departing baggage handling system, security checkpoints, remote boarding areas, new aircraft platforms and immigration facilities. The estimated capital expenditure for this project is COP 164,611 million in current pesos (equivalent to COP 65,934 million in constant January 2007 pesos).

Note 24 - Authorization of the consolidated financial statements:

The consolidated financial statements and their twenty four notes are an integral part of the consolidated financial statements, which were authorized and proposed for their issuance to the Board of Directors by Mr. Adolfo Castro Rivas, Chief Executive Officer and Chief Financial Officer of Grupo Aeroportuario del Sureste, S.A.B. de C.V.